Form 20-F
IMPERIAL CHEMICAL INDUSTRIES PLC
filed 2003-03-27
CIK 49906

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002

OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 2-52441

IMPERIAL CHEMICAL INDUSTRIES PLC
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization)

20 Manchester Square, London W1U 3AN, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four Ordinary Shares of £1 each	New York Stock Exchange

Ordinary Shares of £1 each	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares in the capital of Imperial Chemical Industries PLC as of March 26, 2003

Ordinary Shares of £1 each 1,191,200,145

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17    Item 18

Back to Contents

      Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Imperial Chemical Industries PLC (the “Company”) for the fiscal year ended December 31, 2002 (this “Report”) as set out below is being incorporated by reference from the Company’s Annual Report and Accounts and Form 20-F 2002, which was furnished to the Securities and Exchange Commission as a Report on Form 6-K on March 11, 2003.

      References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such references includes only the information contained under the subheading. Graphs are not included unless specifically identified below.

      The information set forth under the heading “Forward-looking statements” on page 2 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      Certain words and expressions used in this document shall, unless the context otherwise requires, have the meanings ascribed to them under the heading “Definitions” on page 124 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 and incorporated herein by reference.

      Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, the Face Logo, Dulux, Glidden, National Starch, Quest, Uniqema, Bondmaster, Ablestik, Acheson, Permabond, Elotex and Vinamul are all trademarks of the ICI Group.

       Mania for Men, Eau Torride, Glow, Bora Bora and Washpoint are non-ICI trademarks.

      Trading profit, profit before tax and earnings per share figures are quoted before goodwill amortisation and exceptional items throughout this Report (including the information contained in the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 and incorporated herein by reference), with the exception of the financial statements on pages numbered 50 to 115 included under Item 18 of this Report and in the same pages of the Company’s Annual Report and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 incorporated herein by reference, unless otherwise stated.

      Recent Developments

On March 25, 2003 the Company issued an update on current trading for the first quarter of 2003, contained in the Company’s Report on Form 6-K dated March 26, 2003, and which read as follows:

“Group sales and cash flow for the quarter are both expected to be satisfactory, in spite of continuing challenging trading conditions. Whilst Paints is performing in line with our expectations and Uniqema continues to experience difficult conditions, as in Q4, Group trading performance so far this year has been impacted by two principal factors:

•	Significant raw material cost increases in National Starch; and

•	Weakness in Quest Food sales in Europe.

As a result ICI expects Q1 profit before taxation, before exceptionals and goodwill amortisation, to be around £50m in comparison with last year’s £66m.

National Starch

Petrochemical-based raw material prices have risen rapidly in Q1. To address this, National Starch has implemented and is continuing to implement price increases across its Adhesive and Specialty Polymer businesses. Given the inevitable lag in pricing to offset raw material cost increases, the benefit of

Back to Contents

improved pricing will be limited in Q1. Consequently, Q1 trading profit is expected to be around £39m (Q1 2002: £55m).

Cost reduction programmes are being initiated.

Quest

Quest reported sales in Q1 are expected to be some 10% below 2002.

As reported at the time of the Q2 2002 results, Quest experienced production problems at its Naarden, Netherlands facility, as a result of systems changes. In response, a series of actions were initiated to tackle these production problems and restore customer service levels. Customer service levels in Q1 are now better than prior year comparators. As indicated at the full year 2002 results, we continue to forecast a one-off cost impact of less than £5m in the current year relating to these problems.

However, Q1 sales for the European food business are now expected to be around 20% lower than the comparable period last year, mainly as a result of business lost following the customer service problems in 2002. This is the main additional contributor to a forecast reduction in Quest’s Q1 trading profit from £29m in 2002 to around £9m this year.

Further action is being taken in order to sustain the improvements in customer service, restore market position and reduce costs. These include:

•	Innovation programmes to accelerate sales growth with our top 200 customers in Europe;

•	Establishing a new leadership team in the Foods business; and

•	Cost reduction plans in the areas of marketing, IT and discretionary expenses.

Paul Drechsler, who is currently Chairman and CEO of Quest, has resigned from the Board of ICI with immediate effect and will be leaving the Company. His successor is expected to be announced in the next few days.

Summary

Trading performance in Q1 will be adversely affected by the above factors. However, immediate actions have been taken in both National Starch and in Quest and ICI is undertaking a further Group-wide cost-reduction review to improve the overall performance of the Group.”

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3 – KEY INFORMATION

A.      Selected Financial Data.

      The information set forth under the headings “Selected financial data” on pages 4 to 6, “US GAAP results” and related subheadings on page 26 and “Shareholder information – Exchange rates” on page 123 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003, is incorporated herein by reference. The high and low exchange rates for each month since February 2003 based on the noon buying rate in New York City for cable

Back to Contents

transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) are set out below:

US$ to pound sterling (£) 2003	Highest rate during period	Lowest rate during period

	$	$
February	1.65	1.57
March (as of March 25, 2003)	1.61	1.56

The noon buying rate on March 25, 2003 was $1.57= £1.

B.      Capitalization and Indebtedness.

         Not applicable.

C.      Reasons for the Offer and Use of Proceeds.

         Not applicable.

D.      Risk Factors.

      The information set forth under the heading “Shareholder information – Risk Factors” on pages 119 to 121 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003, is incorporated herein by reference.

      .

ITEM 4 – INFORMATION ON THE COMPANY

A.      History and Development of the Company.

      The information set forth under the headings “Description of business – General”, “Description of business – Group Strategy”, “ Description of business – Group Financial Objectives”, and “Description of business – Recent History” on page 10, “Notes relating to the accounts – Note 22 – Disposal and restructuring provisions – Disposal provisions” on pages 83 and 84 , “Notes relating to the accounts – Note 30 – Disposals” on page 91, “Description of Business – Capital expenditure” on page 16 and 17 , including the table entitled “Group expenditure on tangible fixed assets” on page 16, “Shareholder information – Incorporation of the Company” and “Shareholder information – Registered Office” on page 122 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

B.      Business Overview.

      The information set forth under the headings “Description of business – Geographic focus” and “Description of business – Business segments” on page 11, “Description of business – Continuing operations” on pages 12 to 15, “Description of business – Huntsman International Holdings LLC” on page 15, “Description of business – Discontinued operations”, “Description of business – Markets and distribution”, “Description of business – Seasonality”, “Description of business – Sources and availability of raw materials”, “Description of business – Intellectual property”, “Description of business – Competition” on pages 15 and 16, “Description of business – Regulation, safety, health and the environment” on pages 17 and 18 and “Description of business – Insurance” on page 19 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

C.      Organizational Structure.

      The information set forth under the heading “Principal subsidiary undertakings” on page 115 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

Back to Contents

D.      Property, Plants and Equipment.

      The information set forth under the heading “Description of business – Continuing operations” on pages 12 to 15, “Description of business – Property” on page 19 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      Operating Results.

      The information set forth under the heading “Description of business – Regulation safety, health and the environment” on pages 17 and 18, and under the heading “Operating and financial review” on pages 20 to 32, including the graphs related to Turnover – continuing operations, Trading profit – continuing operations and Group profit before tax on page 20, Turnover and Trading profit and turnover by customer location of “National Starch” on page 27, “Quest” on pages 27 and 28, “Performance Specialties” on page 28 and “Paints” on page 29, the information under the heading “Operating and financial review – Cash flow – UK GAAP” on pages 22 and 23, but excluding the other information under the heading “Operating and financial review – Cash flow” on pages 21 and 22 (including the table on page 22), “Operating and financial review – Treasury policies” on page 23, “Operating and financial review – Financing and interest rate risk” on page 23 and “Operating and financial review – liquidity and investments” on pages 23 and 24 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      Additionally, under the heading “Group Financial Review – Restructuring” on page 6 of the announcement of the Group’s Results (unaudited) Fourth Quarter and Full Year 2002 contained in its report on Form 6-K dated February 7, 2003, the Group reported that following the flavour production problems in Quest, certain elements of that business’s restructuring programme will be deferred, specifically those related to Quest’s further deployment of new supply chain systems.

      Also, in an announcement on March 25, 2003 contained in its Report on Form 6-K dated March 26, 2003, which is incorporated herein by reference, the Group provided a “Trading Update” on current trading for the first quarter.

B.      Liquidity and Capital Resources.

      The information set forth in the third paragraph under the heading “Description of business – Capital expenditure” on pages 16 and 17, in the table contained in “Notes relating to the accounts – Note 40 – Commitments and contingent liabilities” on page 105 and under the headings “Operating and financial review – Cash flow-UK GAAP” and “Operating and financial review – Treasury policies” on pages 22 and 23, “Operating and financial review – Financing and interest rate risk” on page 23, “Operating and financial review – Liquidity and investments” and “Operating and financial review – Foreign currency risk” and “Operating and financial review – Counterparty credit risk” on pages 23, 24 and 25 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      As noted in the third paragraph of “Operating and financial review – Liquidity and investments” on page 23 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 the Imperial Chemical Industries Employee Benefits Trust (the “Trust”) has entered into forward commitments to purchase shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company. Since December 31, 2002, the Trust has provided collateral.

      ICI is of the opinion that the Group has sufficient working capital for its present requirements.

C.      Research and Development, Patents and Licenses, etc.

      The information set forth under the headings “Description of business – Intellectual property” on page 16 and “Description of business – Research and development (R&D)” on page 17 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

Back to Contents

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management.

      The information set forth under the heading “Board of Directors” on page 33, but excluding the twelfth and thirteenth paragraphs thereof, and the information set forth under the heading “Executive Management Team” on page 34 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      Also, in the tenth paragraph of an announcement headed “Trading Update” dated March 25, 2003 contained in its report on Form 6-K dated March 26, 2003 which is incorporated herein by reference, the Group reported that Paul Dreschler, who was currently Chairman and CEO of Quest, has resigned from the Board of ICI with immediate effect and would be leaving the Company.

B.      Compensation.

      The information set forth under the headings “Remuneration report – Remuneration packages for Executive Directors” on pages 38 and 39, “Remuneration report – Performance Growth Plan” on pages 40 and 41 including the graphs relating to Five year cumulative Total Shareholder Return: ICI and Peer Group Indices and Five year cumulative Total Shareholder Return:ICI and FTSE 100 Indices, the headings “Remuneration report – Share option schemes” on pages 42 and 43, “Remuneration report – Retirement benefits” on page 44, “Remuneration report – Directors’ pension benefits”, including the table thereunder on page 44, the first two sentences of the second paragraph of “Notes relating to the accounts – Note 2 – Directors’ and Officers’ remuneration and interests” on page 57 and under the subheading “Notes relating to the accounts – Note 23 – Called-up share capital of parent company – Employees’ share option schemes and other share based plans” on page 86 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      As of March 20, 2003, there were options outstanding in respect of 48.0m Ordinary Shares of £1 normally exercisable in the period 2003 to 2013 at subscription prices of £1.34 to £10.08.

C.      Board Practices.

      The information set forth in the twelfth and thirteenth paragraphs under the heading “Board of Directors” on page 33, under the subheadings “Audit Committee” and “Remuneration and Nomination Committee” on page 36 and in the subheading “Remuneration report – Directors’ service agreements and letters of engagement” on page 46 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

D.      Employees.

      The information set forth under the heading “Description of business – Employees” on page 19 and under the heading “Notes relating to the accounts – Note 36 – Employee numbers and costs” on page 96 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

E.      Share Ownership.

      The information set forth under the headings “Remuneration report – Share option schemes – Directors’ interests in share options” on pages 42 and 43 and “Remuneration report – Directors’ interests in shares” on page 45 and from the third sentence of the second paragraph onwards of “Notes relating to the accounts – Note 2 – Directors’ and Officers’ remuneration and interests” on page 57 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      As of March 26, 2003, shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

Back to Contents

	£1 Ordinary Shares(1)	Options granted(1)

	Number	Options outstanding at March 26, 2003 Number	Subscription prices	Date latest option expires

			£
Directors (for further details see Remuneration Report pages 42, 43 and 45 of the Annual Report and Form 20-F 2002 incorporated herein by reference)	541,104	5,980,471	£1.340 to £10.077	16.03.13
Officers	117,919	3,027,858	£1.340 to £10.077	16.03.13

(1)	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

      As of March 26, 2003, no individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share Capital of the Company.

      As of March 26, 2003, the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of Class	Amount owned (number of shares)	Per cent of class

Ordinary Shares	659,023	0.055

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders.

      The information set forth in paragraphs (a), (b)(i) and (c) under the heading “Shareholder information – Control of Company” on page 117 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      Set out below is updated information regarding interests in the Company’s £1 Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As of March 20, 2003

	Amount owned (number of shares) millions	Per cent of class

JPMorgan Chase Bank*	107.4	9.02
Brandes Investment Partners LP	103.7	8.71
Barclays Bank PLC	48.6	4.08
Franklin Resources Inc	44.9	3.77
Artisan Partners LP	37.4	3.14

*	This interest relates to ADRs issued by JPMorgan Chase Bank, as depositary, which evidence ADSs.

      As of March 20, 2003, no other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

B.      Related Party Transactions.

      The information set forth under the heading “Notes relating to the accounts – Note 42 – Related party transactions” on page 97 of the Company’s Annual Report and Accounts and Form 20-F

Back to Contents

2000 contained in its Report on Form 6-K dated March 12, 2001 and “Notes relating to the accounts – Note 41 – Related party transactions” on page 106 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

C.      Interests of Experts and Counsel.

      Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information.

      See Item 18 for a full list of financial statements included as part of this report.

      Export Sales.

      The total amount of export sales from the United Kingdom and the total amount of export sales from the United Kingdom as a percentage of total sales by ICI companies located in the United Kingdom is set out below:

	2002	2001	2000

Exports from the United Kingdom	£516m	£503m	£858m
Exports from the United Kingdom as a percentage of total sales made by ICI companies located in the United Kingdom	38%	32%	30%

      Subsidiary Undertaking.

      ICI Wilmington Inc. (“ICI Wilmington”) is a wholly owned subsidiary of ICI. ICI has fully and unconditionally guaranteed the debt securities of ICI Wilmington.

      Legal or Arbitration Proceedings.

      The information set forth under the heading “Notes relating to the financial accounts – Note 40 – Commitments and contingent liabilities” on pages 105 and 106 except for the first, second and eighth paragraph on page 105 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003, is incorporated herein by reference.

      Policy on Dividend Distributions.

      The information set forth under the heading “Operating and financial review – Dividend and dividend policy” on page 21 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

B.      Significant Changes.

      In an announcement on March 25, 2003, contained in its Report on Form 6-K which is incorporated herein by reference dated March 26, 2003, the Group provided a “Trading Update” on current trading for the first quarter.

      The full text of this announcement appears under the heading of “Recent Developments” on page 1 of this Form 20-F.

ITEM 9 – THE OFFER AND LISTING

A.      Offer and Listing Details.

Back to Contents

      Price History of the Stock.

      The information set forth in the fourth paragraph and the related table under the heading “Trading market for Ordinary Shares” ( beginning “The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares” etc.) on page 116 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      The reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange, based on its Daily Official List and the reported high and low sale prices of ADSs, as reported by Dow Jones (ADR quotations) for each month since February 2003 are set out below:

	£1 Ordinary Shares		ADSs

2003	Month high	Month low	Month high	Month low

	£	£	$	$
February	2.04	1.47	13.50	9.45
March (as of March 25, 2003)	1.59	0.94	10.05	6.05

The Company’s share price as of March 25, 2003 was £0.94; the Company’s ADS price as of March 25, 2003 was $6.05

B.      Plan of Distribution.

         Not applicable.

C.      Markets.

      The information set forth in the second and third paragraphs under the heading “Trading market for Ordinary Shares” on page 116 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 (beginning “ The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange” ) is incorporated herein by reference.

	Total	In the United States

Number of record holders of:
Ordinary Shares as at January 1, 2003	167,263	722
ADSs as at March 20, 2003	2,541	2,486

      As of March 20, 2003, the proportion of Ordinary Shares represented by ADSs was 9.0% of the Ordinary Shares in issue.

D.      Selling Shareholders.

         Not applicable.

E.      Dilution.

         Not applicable.

F.      Expenses of the Issue.

         Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.      Share capital.

         Not applicable.

B.      Memorandum and Articles.

Back to Contents

      The following summary contains a description of certain provisions of the Company’s Memorandum and Articles of Association (which are referred to as the Memorandum and the Articles respectively). It does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles, copies of which have been filed as Exhibit 1.1 hereto.

Registration and Objects

      The Company is a public limited company incorporated pursuant to the Companies Acts 1908 to 1917 and is registered under number 218019 in the register of companies maintained by the Registrar of Companies for England and Wales. The objects of the Company are set out in full in clause 5 of the Memorandum. They contemplate the conduct of a wide range of industrial and other businesses and activities.

Directors

Restrictions on Voting

      Subject to the exceptions set out below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board of directors in respect of any contract, arrangement or proposal in which he has a material interest and, if he does so, his vote is not to be counted. This prohibition does not apply to a director in relation to:

•	any arrangement for giving any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, the Company or any of its subsidiaries;

•	any contract or arrangement by a director to participate in the underwriting of any offer of shares, debentures or other securities of the Company, or any of its subsidiaries, for subscription, purchase or exchange;

•	any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company, or by reason of any other interest in or through the Company;

•	any contract or arrangement concerning any other company in which the director is interested, directly or indirectly, whether as an officer, shareholder, creditor or otherwise, unless he owns more than 1% of that company’s equity share capital (determined on the basis set out in the Articles);

•	any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme, share option scheme, share incentive scheme or profit sharing scheme, which relates both to directors and employees of the Company, or of any of its subsidiaries and does not accord to any director as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates;

•	any arrangement for the benefit of employees of the Company, or of any of its subsidiaries under which the director benefits in a similar manner as the employees; or

•	any proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any directors of the Company, or for persons who include directors of the Company.

Compensation

      Non-executive directors are entitled to receive such remuneration as the board of directors may determine, but the aggregate of all such remuneration to non-executive directors may not exceed £250,000 per annum unless authorized by an ordinary resolution. Executive directors are entitled to receive such remuneration as the board of directors may determine. In the absence of an independent

Back to Contents

quorum, directors do not have the power to vote compensation to themselves or any member of their body.

Borrowing Powers

      Directors may exercise all borrowing powers of the Company, subject to the limitation that the aggregate principal amount from time to time outstanding of all the sums borrowed by the Company and its subsidiaries, exclusive of intra-group borrowings, may not, without the previous sanction of an ordinary resolution, exceed an amount equal to 2 1/2 times an adjusted capital and reserves figure calculated in the manner prescribed in the Articles.

Age Limit

      No person is disqualified from being a director or is required to vacate that office by reason only of the fact that he is 70 or more years of age. If at an annual general meeting a director who is 70 or more years of age as at the date of the directors’ report is proposed for re-election, his age must be set out in the directors’ report.

Share Ownership Requirements

      No minimum holding of the Company’s shares is required in order to serve as a director.

Appointment

      The Company’s Memorandum and Articles provide for a board of directors, consisting of at least five but not more than 25 directors, which is responsible for managing the Company’s business and affairs. The Company may from time to time by shareholder resolution increase the maximum number of directors beyond 25. Directors may be elected by the shareholders in a general meeting, or appointed by the board of directors.

Retirement

      At each annual general meeting one-third of the directors, representing those directors who have been in office longest since their last election, as well as any directors appointed by the board of directors since the last annual general meeting, are required to retire and are then considered for re-election if they wish to stand for re-election. In cases when directors were elected or re-elected on the same day, the decision as to which of them is to retire is determined by lot unless they otherwise agree.

Rights, Preferences and Restrictions relating to Shares

      The Company has an authorized share capital consisting of 1,400,000,000 ordinary shares of £1 nominal value per share. The rights, preferences and restrictions attaching to the ordinary shares are as follows:

Dividend Rights

      No dividend may be paid other than out of profits available for distribution, as determined in accordance with UK GAAP and the UK Companies Act. Holders of the Company’s ordinary shares may declare dividends by ordinary resolution but may not declare dividends in excess of the amount recommended by the directors. The directors may also declare interim dividends. Any dividends must be distributed to shareholders in proportion to the amounts paid up on their shareholdings.

      If a dividend is unclaimed for 12 years after the date such dividend became due for payment, it will be forfeited and will revert to the Company.

      The Company’s Articles permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action must be approved by the general meeting which declared the dividend and upon the recommendation of the directors.

Back to Contents

Voting Rights

      Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder present in person at a general meeting, including the duly authorised representative of a corporate holder of the Company’s shares which is not itself a shareholder entitled to vote, has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. For all future general meetings, the Company intends to put resolutions to a poll rather than a show of hands.

      A poll may be demanded by any of the following:

•	the chairman of the meeting,

•	at least five shareholders entitled to vote and present in person, by proxy or by a duly authorized representative at the meeting,

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting and present in person, by proxy or by a duly authorized representative, or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

      A proxy has the authority to demand a poll or to join others in demanding one. Matters are transacted at the Company’s general meetings by the proposal and approval of three kinds of resolutions:

•	ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment or reappointment of auditors, the increase of authorised share capital or the grant of authority to allot shares,

•	special resolutions, which include resolutions to amend the Company’s Memorandum or Articles or resolutions changing the name of the company, and

•	extraordinary resolutions, which are those required under the UK Companies Act or the Company’s Articles to approve a matter outside the ordinary course, for example a resolution relating to the winding-up of ICI.

      An ordinary resolution requires the affirmative vote of a majority of the votes of those persons present in person or, where proxies are allowed (i.e. on a poll), by proxy and voting at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the votes of those present in person or, where proxies are allowed (i.e. on a poll), by proxy and voting at a meeting at which there is a quorum. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he or she may have as a shareholder.

Rights to Share in the Profits

      See "Dividend Rights" above.

Rights in the Event of Liquidation

      In the event of the liquidation of ICI, after payment of all liabilities and deductions in accordance with English law, the balance of assets available for distribution will be distributed first among the holders of the Company’s ordinary shares according to the amounts paid-up on the shares held by them. Any surplus thereafter will be distributed pro rata to the holders of the Company’s ordinary shares according to the respective number of ordinary shares held by them. This distribution is generally made in cash. A liquidator may, with the sanction of an extraordinary resolution of the shareholders and any other sanction required by the UK Insolvency Act 1986, divide among the

Back to Contents

shareholders in kind the whole or any part of the Company’s assets, whether they consist of property of the same kind or not.

Redemption of Shares

      The Company’s shares are not expressly redeemable.

Sinking Fund

      The Company’s shares are not subject to any sinking fund.

Liability to Further Capital Calls

      All of the issued shares in the Company’s capital are fully paid. Accordingly none of the Company’s shareholders are liable to further capital calls.

Principal Shareholder Restrictions

      There are no provisions in the Articles which would discriminate against any existing or prospective holder of the Company’s shares as a result of such shareholder owning a substantial number of shares.

Changes to Shareholders’ Rights

      If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the UK Companies Act, either with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

      At every such separate meeting, all of the provisions of the Company’s Memorandum and Articles relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder will have one vote per share held in that particular class in the event a poll is taken.

      Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the purchase by the Company of the Company’s own shares in accordance with the UK Companies Act and the Company’s Memorandum and Articles.

Shareholders’ Meetings

      The Company is required to hold an annual general meeting and may also hold extraordinary general meetings. All meetings of the Company’s shareholders other than the annual general meeting are called extraordinary general meetings. Five shareholders present at an annual general meeting or an extraordinary general meeting constitute a quorum.

      At least 21 clear days’ written notice of an annual general meeting and of any extraordinary general meeting at which a special resolution or a resolution appointing a person as a director is to be proposed is required. At least 14 clear days’ written notice of any other extraordinary general meeting is required. An annual general meeting may, however, be held at short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any extraordinary general meeting may be held at short notice if a majority in number of shareholders, who together hold at least 95% in nominal value of the Company’s shares with a right to attend and vote at such meeting, agree. Clear days’ notice excludes the date on which the notice of a meeting is posted, the date on which such notice is deemed to have been served and the date of the meeting itself. Such notice, when sent by first class post, is deemed to have been served on the date following that on which the notice was posted.

Back to Contents

      All shareholders or their proxies may attend and vote according to the voting rights set out above at an annual general meeting and extraordinary general meetings.

      Under the Company’s Memorandum and Articles, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the board of directors. The holders of at least one-tenth in nominal value of the Company’s issued shares may requisition a meeting of shareholders. The courts of England also have residual powers to call general meetings under the UK Companies Act.

Limitation on Security Ownership

      There are no restrictions under English law or in the Memorandum or Articles that limit the right of non-resident or foreign shareholders to hold or exercise voting rights in respect of the Company’s ordinary shares.

Change in Control

      There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Shareholder Ownership

      There are no provisions in the Company’s Memorandum or Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s ordinary shares are required to make disclosure of their ownership percentage. Sections 198 to 211 of the UK Companies Act do, however, impose such disclosure requirements upon a person who acquires or ceases to have an interest in shares comprising any class of the Company’s issued and voting share capital and, as a result, either obtains, or ceases to have:

•	a ‘‘material interest’’ in 3% or more of the nominal value of any class of the Company’s issued voting share capital; or

•	an aggregate interest (whether ‘‘material’’ or not) in 10% or more of the nominal value of any class of the Company’s issued voting share capital or the percentage of his interest in the Company’s issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

      A ‘‘material’’ interest means, broadly, any beneficial interest, including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the UK Companies Act, other than those of an investment manager or an operator of a unit trust/recognized scheme/collective investment scheme/open-ended investment company.

      The UK Companies Act set out particular rules of disclosure where two or more parties have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations or restrictions on any such party with respect to the use, retention or disposal of their interests in the shares and an acquisition of shares by a party pursuant to the agreement has taken place.

      Under the UK Companies Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the three years preceding the date of the notice interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the UK Companies Act.

      The UK Companies Act also regulates the disclosure of interests in shares or debentures held by directors and certain associated companies of the issuing company.

      There are additional disclosure obligations under the Rules Governing Substantial Acquisitions of Shares where a person acquires 15% or more of the voting rights of a listed company or

Back to Contents

when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. In this case notification should be directed to the London Stock Exchange and to the Company no later than noon on the business day following the date of the acquisition.

      The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover transaction, and anyone acting in concert with such parties, during the course of an offer period.

C.      Material Contracts.

      The information set forth under the heading “Shareholder information – Material contracts” on page 122 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

D.      Exchange Controls.

      The information set forth under the heading “Shareholder information – Exchange controls and other limitations affecting security holders” on page 117 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

E.      Taxation.

      The following discussion is intended as a general guide only.

      Shareholders who are in any doubt with regard to tax matters, or who are resident in countries other than the United Kingdom or USA should consult their tax adviser.

      The Double Taxation (Income) Convention of 1975 (“the Current Convention”) between the United Kingdom and the United States has been renegotiated and an agreed text of a new Convention (“the New Convention”) has been ratified by both governments. The New Convention will enter into force when instruments of ratification are exchanged. Until then the Current Convention remains in force.

      The following summary of the principal UK and certain US tax consequences of ownership of Ordinary Shares or ADSs, held as capital assets by US resident shareholders is based on current UK and US Federal tax law and practice and in part on representations of JPMorgan Chase Bank as Depositary for ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADSs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

      Taxation of dividends paid to US Shareholders

      For US federal income tax purposes, the sum of the dividend paid and any associated tax credit or UK withholding tax considered to have been paid with respect to the dividend is includable in gross income by US resident shareholders that claim the benefits of the Current Convention and, for foreign tax credit limitation purposes, is foreign source income treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). The withholding is treated as a foreign income tax which may, subject to certain restrictions and limitations, be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholder in computing taxable income). Changes to UK tax law in relation to dividends paid on or after April 6, 1999 result in no effective repayment of any part of the tax credit associated with a dividend paid on or after April 6, 1999 being available under the Current Convention. However, US resident shareholders that claim the benefits of the Current Convention may elect to include in gross

Back to Contents

income an amount equal to a tax credit of one-ninth of the cash dividend paid and, subject to certain restrictions and limitations, claim a foreign tax credit for the equal amount of withholding tax.

      Shareholders should note that under the New Convention no foreign tax credit will be available in respect of any associated tax credit or UK withholding tax considered to have been paid with respect to any dividend payment.

      No dividends received deduction is allowed to US resident corporate shareholders with respect to dividends paid by the Company.

      Taxation on capital gains

      In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on March 31, 1982. The market value of ICI Ordinary Shares at March 31, 1982, for the purposes of capital gains tax, was 309p.

      ICI and Zeneca demerged on June 1, 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

      For the purposes of UK taxation of capital gains (“CGT”), the issue of new ICI shares in the rights issue is regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue are treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the existing holding of ICI shares. The subscription money for the new shares is added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance will apply to the amount paid for the new shares only from the date the amount is paid or liable to be paid.)

      Under the Current Convention each contracting state may, in general, tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not generally be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency. However, an individual who is temporarily resident outside the UK may, in certain circumstances, be subject to tax on gains realised whilst he or she is resident outside the UK.

      A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US source income or loss. US resident shareholders should consult their own tax advisers about the treatment of capital gains.

      UK inheritance tax

      Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”), between the US and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the United Kingdom, nor resident in the UK for the last seven out of ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Back to Contents

F.      Dividends and Paying Agents.

         Not applicable.

G.      Statement by Experts.

         Not applicable.

H.      Documents on Display.

      The information set forth under the heading “Shareholder Information – Documents on display – Securities and Exchange Commission” on page 123 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

I.       Subsidiary Information.

      The information set forth under the heading “Principal subsidiary undertakings” on page 115 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      The information set forth under the headings “Description of business – Insurance” on page 19, “Operating and financial review—Quantitative disclosure about market risk” on pages 24 and 25, including the subheadings “Interest rate risk” and “Foreign currency risk”, “Operating and financial review – Financing and interest rate risk” on page 23, “Operating and financial review – Counterparty credit risk” on page 24, and “Operating and financial review—Foreign currency risk” on pages 24 and 25 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

      The Trust has entered into forward commitments to purchase 26.4m shares at a weighted average cost of £4.61 per share (total commitment £122m) in the period 2003-2005. These forward commitments include collateral requirements related to the prevailing share price of the Company. At December 31, 2002, no collateral deposits had been made; since that date the Trust has provided collateral deposits under these contracts. For further information see note 46 to the Financial Statements in Item 18.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

Part II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      The information set forth under the heading “Defaults, dividend arrearages and delinquencies” on page 116 of the Company’s Annual Report and Accounts and Form 20-F 2002 contained in its Report on Form 6-K dated March 11, 2003 is incorporated herein by reference.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

      The Company’s Chief Executive and Chief Financial Officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) as of a date within 90 days prior to the filing of this Report and concluded that, as of the date of their evaluation, the Company’s disclosure controls and procedures were effective and designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report on Form 20-F 2002 has been prepared.

      There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Back to Contents

ITEM 16 – [RESERVED]

Part III

ITEM 17 – FINANCIAL STATEMENTS

      The Company has responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

      The information set forth under the heading “Independent Auditors report on the Financial Statements to the Members of Imperial Chemical Industries PLC” and the financial statements (numbered pages 50 to 115) which begins on the next page constitutes the Company's response to this item.

Back to Contents

Contents to the Accounts

Independent Auditors' report on the Financial Statements to the Members of Imperial Chemical Industries PLC
We have audited the consolidated balance sheets of Imperial Chemical Industries PLC and subsidiaries (“the Group”) as of 31 December 2002 and 2001 and the related consolidated profit and loss accounts, statements of total recognised gains and losses, statements of cash flow and reconciliations of movements in shareholders’ funds for each of the years in the three-year period ended 31 December 2002. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2002 and 2001 and the results of the Group’s operations and cash flows for each of the years in the three-year period ended 31 December 2002, in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in note 1 to the financial statements, the Group has adopted FRS 19 ‘Deferred Tax’ in the year ended 31 December 2002. Consequently, the Group’s financial statements as of 31 December 2001 and 2000, and for each of the years in the two year period ended 31 December 2001 referred to above have been restated.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the Group's results of operations for each of the years in the three year period ended 31 December 2002 and the Group’s shareholders’ equity as of 31 December 2002 and 2001, to the extent summarised in note 42 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
12 February 2003

Back to Contents

contents to the accounts

Back to Contents

Contents to the Accounts

accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company and its consolidated subsidiaries but not to associates.

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The following paragraphs describe the main accounting policies. The accounting policies of some overseas subsidiaries do not conform with UK Accounting Standards and, where appropriate, adjustments are made on consolidation in order to present the Group financial statements on a consistent basis. Note 42 describes the significant differences between UK GAAP and US Generally Accepted Accounting Principals (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP as a result of each difference.

Turnover
Turnover excludes Intra-Group sales and value added taxes. Revenue is recognised at the point at which title passes.

Depreciation
The Group’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly; however, the total lives approximate to 35 years for buildings and 14 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land.

Pension costs
The pension costs relating to Group retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans which should be a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Exceptional items
Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included with net interest payable. Exchange differences on all other balances, except relevant foreign currency loans, are taken to trading profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates are taken to reserves, as are differences arising on equity investments denominated in foreign currencies in the Company accounts. Differences on relevant foreign currency loans are taken to reserves and offset against the differences on net investments in both Group and Company accounts.

Financial derivatives
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps derivatives to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit. Other material instruments do not involve deferral since the profit impact they offset occurs during the terms of the contracts.

Foreign currency derivative instruments:
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments: The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements:

•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or returns on investments and servicing of finance, as appropriate, in the Statement of Group cash flow.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. In accordance with SSAP20 and FRS 3 exchange gains/losses are included in the Statement of Group total recognised gains and losses along with similar movements in the values of the investments being hedged.

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are revalued to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in trading profit.

Back to Contents

Financial derivatives (continued)
Forward currency contracts (continued)
Those contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains/losses being shown as part of the debt they are hedging. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the period of the contract. Realised and unrealised exchange gains/losses are shown in the financial statements in the same place as the underlying borrowing/deposit.

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as ‘other debtors’. At maturity, the option premia net of any realised gains on exercise, are taken to the financial statements as trading profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with net interest payable. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as ‘other debtors’. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

Associates
Associates are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. The Group’s share of the profits less losses from associates are included in the Group profit and loss account on the equity accounting basis. The holding value of associates in the Group balance sheet is calculated by reference to the Group’s equity in the net assets of such undertakings, as shown by the most recent accounts available. Interests in joint arrangements that are not entities are included proportionately in the accounts of the investing entity.

Investments
Investments are held at cost less provisions for impairment.

Taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in the tax computation, using current tax rates except as otherwise required by FRS 19. The Group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. Taxation on exchange differences on relevant foreign currency loans used to finance net investments in subsidiary undertakings and associates is taken to reserves to be consistent with the treatment of the underlying exchange differences on the loans and net investments.

Stock valuation
Finished goods are stated at the lower of cost and net realisable value, raw materials and other stocks at the lower of cost and net realisable value; the first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. For purchased goodwill arising on acquisitions after 31 December 1997 goodwill is capitalised and amortised through the profit and loss account over a period of 20 years unless the Directors consider it has a materially different useful life, either on acquisition or subsequently, if a shorter life is indicated. For goodwill arising on acquisitions prior to 31 December 1997 purchased goodwill was charged directly to reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves.

Employee Share Ownership Plan “ESOP”
The financial statements of the Group include the assets and related liabilities of Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The shares held by the ESOP are stated at the lower of cost and estimated net realisable value.

Back to Contents

Contents to the Accounts

group profit and loss account

for the year ended 31 December 2002

		2002

		Continuing operations			Discontinued operations		Total
	notes	Before exceptional items £m		Exceptional items £m	£m		£m

Turnover	4,5	6,125			–		6,125

Operating costs	3,5	(5,652)		–	–		(5,652)

Other operating income	5	23		–	–		23

Trading profit (loss)	3,4,5	496		–	–		496

After deducting goodwill amortisation	4	(37)		–	–		(37)

Share of operating profits less losses of associates	3,6	18		–	–		18

		514		–	–		514

Fundamental reorganisation costs	3			–	–		–

Profits less losses on sale or closure of operations	3			40	10		50

Profits less losses on disposals of fixed assets	3			3	–		3

Amounts written off investments	3			(99)	–		(99)

Profit (loss) on ordinary activities before interest	4	514		(56)	10		468

Net interest payable	3,7

Group		(123)		–	–		(123)

Associates		(28)		–	–		(28)

		(151)		–	–		(151)

Profit (loss) on ordinary activities before taxation		363		(56)	10		317

Taxation on profit (loss) on ordinary activities	8	(115)		1	3		(111)

Profit (loss) on ordinary activities after taxation		248		(55)	13		206

Attributable to minorities		(21)		(6)	–		(27)

Net profit (loss) for the financial year		227		(61)	13		179

Dividends	9						(88)

Profit (loss) retained for the year	24						91

Earnings (loss) per £1 Ordinary Share	10

Basic		20.4	p	(5.5)p	1.2	p	16.1	p

Diluted		20.3	p	(5.5)p	1.2	p	16.0	p

Back to Contents

Contents to the Accounts

statement of group total recognised
gains and losses

for the year ended 31 December 2002

2002
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	192

Associates	(13)

179

Currency translation differences on foreign currency net investments and related loans	(91)

Taxation on translation differences on foreign currency loans	34

(57)

Total recognised gains and losses for the year	122

Prior year adjustment (note 1)	(81)

Total gains and (losses) recognised since last annual report	41

Back to Contents

group profit and loss account

for the year ended 31 December 2002 (continued)

		2001 (as restated – note 1)							2000 (as restated – note 1)
Continuing operations					Discontinued operations		Total		Continuing operations				Discontinued operations		Total
	Before exceptional items £m		Exceptional items £m		£m		£m		Before exceptional items £m		Exceptional items £m		£m		£m

Turnover	6,425				–		6,425		6,415				1,333		7,748

Operating costs	(5,935)		(143)		–		(6,078)		(5,876)		–		(1,350)		(7,226)

Other operating income	46		–		–		46		43		–		12		55

Trading profit (loss)	536		(143)		–		393		582		–		(5)		577

After deducting goodwill amortisation	(37)		–		–		(37)		(35)		–		–		(35)

Share of operating profits less losses of associates	57		(9)		–		48		91		–		9		100

	593		(152)		–		441		673		–		4		677

Fundamental reorganisation costs			–		–		–				(14)		–		(14)

Profits less losses on sale or closure of operations			(11)		18		7				16		(531)		(515)

Profits less losses on disposals of fixed assets			8		–		8				10		1		11

Amounts written off investments			(22)		–		(22)				–		–		–

Profit (loss) on ordinary activities before interest	593		(177)		18		434		673		12		(526)		159

Net interest payable

Group	(162)		–		–		(162)		(201)		16		(1)		(186)

Associates	(67)		–		–		(67)		(60)		–		–		(60)

	(229)		–		–		(229)		(261)		16		(1)		(246)

Profit (loss) on ordinary activities before taxation	364		(177)		18		205		412		28		(527)		(87)

Taxation on profit (loss) on ordinary activities	(116)		48		(29)		(97)		(145)		(4)		53		(96)

Profit (loss) on ordinary activities after taxation	248		(129)		(11)		108		267		24		(474)		(183)

Attributable to minorities	(26)		(2)		–		(28)		(24)		–		–		(24)

Net profit (loss) for the financial year	222		(131)		(11)		80		243		24		(474)		(207)

Dividends							(116)								(232)

Profit (loss) retained for the year							(36)								(439)

Earnings (loss) per £1 Ordinary Share

Basic	25.5	p	(15.0	)p	(1.3	)p	9.2	p	28.0	p	2.7	p	(54.5	)p	(23.8	)p

Diluted	25.5	p	(15.0	)p	(1.3	)p	9.2	p	28.0	p	2.7	p	(54.5	)p	(23.8	)p

Back to Contents

statement of group total recognised gains and losses

for the year ended 31 December 2002 (continued)

	2001 (as restated – note 1) £m	2000 (as restated – note 1) £m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	72	(196)

Associates	8	(11)

Currency translation differences on foreign currency net investments and related loans	80	(207)

Taxation on translation differences on foreign currency loans	(59)	(15)

Total recognised gains and losses for the year	(12)	(39)

Prior year adjustment (note 1)	(71)	(54)

Total gains and (losses) recognised since last annual report	9	(261)

Back to Contents

Contents to the Accounts

balance sheets
at 31 December 2002

		Group		Company

		2002	2001	2002	2001
			(as restated note 1)		(as restated note 1)
	notes	£m	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	11	574	613	–	–

Tangible assets	4,12	1,961	2,186	78	69

Investments

Subsidiary undertakings	13			11,357	9,072

Participating and other interests	14	69	374	1	58

		2,604	3,173	11,436	9,199

Current assets

Stocks	15	651	753	29	29

Debtors	16	1,695	1,913	2,689	3,985

Investments and short-term deposits	17	285	159	–	–

Cash	33	267	301	21	13

		2,898	3,126	2,739	4,027

Total assets		5,502	6,299	14,175	13,226

Creditors due within one year

Short-term borrowings	18	(226)	(418)	–	–

Current installments of loans	20	(500)	(1,250)	(270)	(1)

Other creditors	19	(1,692)	(1,933)	(7,768)	(8,458)

		(2,418)	(3,601)	(8,038)	(8,459)

Net current assets (liabilities)		480	(475)	(5,299)	(4,432)

Total assets less current liabilities	4	3,084	2,698	6,137	4,767

Financed by

Creditors due after more than one year

Loans	20	1,363	1,705	136	420

Other creditors	19	32	49	1,573	884

		1,395	1,754	1,709	1,304

Provisions for liabilities and charges	21	1,121	1,257	171	194

Minority interests – equity		69	51

Shareholders’ funds – equity

Called-up share capital	23	1,191	728	1,191	728

Reserves

Share premium account		933	589	933	589

Associates’ reserves		11	22

Profit and loss account		(1,636)	(1,703)	2,133	1,952

Total reserves	24	(692)	(1,092)	3,066	2,541

Total shareholders’ funds (page 55)		499	(364)	4,257	3,269

		3,084	2,698	6,137	4,767

Included within Group net current assets (liabilities) are debtors of £545m (2001 £552m) which fall due after more than one year. Included within the Company net current liabilities are debtors of £327m (2001 £312m) which fall due after more than one year.

The accounts on pages 50 to 115 were approved by the Board of Directors on 12 February 2003 and were signed on its behalf by:

Lord Trotman Director
T A Scott Director

Back to Contents

Contents to the Accounts

statement of group cash flow
for the year ended 31 December 2002

		2002	2001	2000
	notes	£m	£m	£m

Net cash inflow from operating activities	25	623	637	586

Dividends received from associates		–	–	5

Returns on investments and servicing of finance	26	(185)	(207)	(230)

Taxation		(35)	(58)	(104)

		403	372	257

Capital expenditure and financial investment	27	(184)	(206)	(226)

		219	166	31

Acquisitions and disposals

Acquisitions	28	(54)	(109)	(13)

Disposals	30	290	17	(125)

		236	(92)	(138)

Equity dividends paid		(106)	(185)	(231)

Cash inflow (outflow) before use of liquid resources and financing		349	(111)	(338)

Management of liquid resources	29	(13)	253	(12)

Financing

Issues of shares		807	–	1

Increase (decrease) in debt		(1,151)	(77)	335

	31	(344)	(77)	336

Increase (decrease) in cash	33	(8)	65	(14)

Back to Contents

Contents to the Accounts

reconciliation of movements in shareholders’ funds
for the year ended 31 December 2002

		2002	2001	2000
			(as restated note 1)	(as restated note 1)
	notes	£m	£m	£m

Net profit (loss) for the financial year		179	80	(207)

Dividends		(88)	(116)	(232)

Profit (loss) retained for year		91	(36)	(439)

Issues of ICI Ordinary Shares		807	–	1

Goodwill movement

Acquisitions	24	–	(8)	–

Disposals	24	22	–	41

		22	(8)	41

Other recognised losses related to the year	24	(57)	(71)	(54)

Net increase (reduction) in shareholders’ funds		863	(115)	(451)

Shareholders’ funds at beginning of year – equity (as previously reported)		(283)	(216)	244

Prior year adjustment		(81)	(33)	(42)

Shareholders’ funds at beginning of year – equity (as restated – note 1)		(364)	(249)	202

Shareholders’ funds at end of year – equity		499	(364)	(249)

Back to Contents

Contents to the Accounts

notes relating to the accounts

1 Basis of presentation of financial information

New UK Accounting Standards

UK Accounting Standards which have been adopted, in whole or in part, for the first time in these financial statements are as follows:

FRS No. 17 Retirement benefits
This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. Increasing levels of disclosure of amounts measured in accordance with the Standard, have been required over the years 2001 and 2002 with recognition in the primary statements for accounting periods beginning on or after 1 January 2005 following suspension by the Accounting Standards Board. The Group has followed the transitional requirements of the Standard. In 2001 information on financial assumptions to calculate the projected benefit obligations of Group schemes and details of scheme assets, expected rates of return, liabilities and net (liabilities) assets were disclosed in note 37. In 2002 further analysis covering the amounts to be charged in future years to trading profit, other finance income and the Statement of Group total recognised gains and losses is provided in note 37. Upon full adoption in 2005, comparative financial statement information will be restated. The requirements of the Standard will have no impact on cash flows.

FRS No. 19 Deferred Tax
This Standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation except as otherwise required by FRS No. 19. It also requires deferred tax assets to be recognised to the extent that it is regarded as more likely than not that they will be recovered. The Standard allows the optional discounting of all or none of the deferred tax assets or liabilities and the Group has elected not to discount. Prior to the adoption of FRS No. 19, deferred tax was only provided on a partial provision basis. The standard is implemented in these financial statements and all primary statements and notes relating to the accounts have been restated.

Compliance with FRS No. 19 has increased the 2001 deferred tax provision by £81m (2000 £33m). The tax charge on profit before goodwill amortisation and exceptional items has increased by £27m in 2001 (2000 £34m) resulting in a restated effective tax rate for 2001 of 28.9% (2000 31.6%), compared with 22.2% (2000 24.0%) originally reported. The net profit for 2001 decreased by £41m (2000 increase £21m). The estimated impact on the current year’s profit before goodwill amortisation and exceptional items if FRS No. 19 had not been adopted would be to reduce the underlying effective tax rate from 29% to approximately 22%. The impact on profit before tax has not been quantified as it is impractical to do so. The new standard has no impact on cash flows.

Both FRS No. 17 and FRS No. 19 were published in 2000 since which time no new UK Standards have been published.

Continuing and Discontinued Operations and Classes of Business

For UK reporting purposes, the results in these accounts differentiate between the Group’s continuing and discontinued operations. As defined in FRS No. 3 – Reporting Financial Performance, discontinued operations are material, clearly separate operations which have been sold or permanently terminated either during the financial year or during the subsequent period up to the date of approval of the financial statements. All other operations are classified as continuing operations.

Discontinued operations, in these financial statements, comprise:
   Chlor-Chemicals, Klea and Crosfield businesses
   Methanol business
   50% equity shareholding in Phillips-Imperial Petroleum Ltd

Where businesses have been reclassified as discontinued operations, comparative segmental data has been restated in all cases. Net interest payable and tax on profit (loss) on ordinary activities have been allocated to discontinued operations to reflect the legal entity incidence of these items within the business divested.

Non co-terminous year ends

Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, three subsidiaries made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally seven subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Cash

In the statement of Group cash flow and related notes “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

Estimates

The preparation of the Consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Back to Contents

Contents to the Accounts

2 Directors’ and Officers’ remuneration and interests

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration report on pages 38 to 46.

The aggregate remuneration paid to or accrued for all Directors and Officers of the Company for services in all capacities during the year ended 31 December 2002 was £6.0m (2001 £4.8m; 2000 £6.4m); Directors £4.0m (2001 £3.2m; 2000 £3.9m); Officers £2.0m (2001 £1.6m; 2000 £2.5m). The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for Directors and Officers of the Company during the year ended 31 December 2002 was £1.0m (2001 £1.0m; 2000 £0.8m); Directors £0.7m (2001 £0.7m; 2000 £0.6m); Officers £0.3m (2001 £0.3m; 2000 £0.2m). At 10 February 2003 shares held by and options granted to Directors and Officers to subscribe for Ordinary Shares in the Company were as follows:

	Ordinary Shares†	Options granted†

		Options outstanding at 10 February 2003	Subscription prices	Date latest option expires
	Number	Number	£

Directors (for further details see Remuneration Report pages 42 and 45)	522,202	3,842,921	£2.366 to £10.077	12.03.12

Officers	99,789	1,687,849	£2.366 to £10.077	08.08.12

† Includes ADRs disclosed in terms of Ordinary Share equivalents/Ordinary Share option equivalents.

No individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

Back to Contents

Contents to the Accounts

notes relating to the accounts

3 Exceptional items before tax

	2002		2001		2000
	£m		£m		£m
Charged in arriving at trading profit (loss)

Continuing operations

Rationalisation of operations	–		(143	)(a)	–

Credited (charged) after trading profit (loss)

Continuing operations

Profits less losses on sale or closure of operations

Profits	114	(b)	16		17

Losses	(74	)(c)	(27	)(d)	(1)

	40		(11)		16

Fundamental reorganisation costs	–		–		(14	)(e)

Profits less losses on disposal of fixed assets	3		8		10

Share of associates’ exceptional operating items	–		(9	)(f)	–

Interest exceptional (see note 7)	–		–		16

Amounts written off investments	(99)	(g)	(22	)(h)	–

Discontinued operations

Profits less losses on sale or closure of operations

Profits	19		21		10

Losses	(9)		(3)		(38	)(i)

Provision for losses on future sale	–		–		(503	)(j)

	10		18		(531)

Profits less losses on disposal of fixed assets	–		–		1

Exceptional items within profit (loss) on ordinary activities before taxation	(46)		(159)		(502)

(a)	A detailed description of those exceptional items charged/credited in arriving at trading profit (loss) is provided in note 22 and includes the following in respect of 2001:

(i) National Starch, including severance costs of £25m and asset write-downs of £9m;
(ii) Quest, including severance costs of £21m, asset write-downs of £4m and restructuring and redesign cost £12m;
(iii) Performance Specialties, principally severance costs of £23m and asset write-downs of £3m;
(iv) Paints, including severance costs of £9m and asset write-downs of £9m.

(b)	The profits on sale or closure of continuing operations in 2002 relate primarily to the profit on the sale of the Group’s Catalyst business, Synetix (£90m) and the sale of the Security Systems business (£17m).

(c)	The losses on sale or closure of continuing operations in 2002 relate primarily to the loss on the sale of the UK Nitrocellulose and EnergeticTechnologies business (£32m) and the write-down of the Group’s investment in its 49% associate, Irish Fertilizer Industries Limited, and the additional costs incurred in relation to its liquidation (£27m).

(d)	The losses on sale or closure of continuing operations in 2001 related primarily to the loss on disposal of Eutech (£19m).

(e)	Fundamental reorganisation costs during 1999 and 2000 related to the reorganisation of the corporate centre as a consequence of the changing business portfolio.

(f)	The share of associates’ exceptional operating items in 2001 related to the major restructuring of the Polyurethanes business of Huntsman International Holdings LLC.

(g)	Amounts written off investments relates to provisions for all of ICI’s existing investments in Ineos Chlor, where uncertainty exists as to the extent to which, and period over which these amounts will be recovered (see note 40).

(h)	The write-down of investments in 2001 related to shares of the Company held to hedge obligations granted prior to 1999 under the employee share ownership plan. A provision has been made to write-down these shares to estimated net realisable value having regard to the period over which the related options are exercisable.

(i)	Losses on the sale of discontinued operations in 2000 comprised the disposal of the Group’s Methanol business and the 50% interest in Phillips-Imperial Petroleum Ltd.

(j)	The provision for losses on future sale in 2000 related to the disposal of the Chlor-Chemicals, Klea and Crosfield operations completed in January 2001. The charge comprised £133m for fixed asset write-downs, a £41m goodwill write-off and £329m as a provision for the anticipated loss.

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations.

Back to Contents

Contents to the Accounts

4 Segment information

The Group is managed in five business segments, or classes, differentiated primarily by the nature of products manufactured in each, together with a segment for discontinued operations. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:

Business	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, food ingredients, fragrances, fragrance materials

Performance Specialties	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives, specialty cleaning and catalyst and support services*

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, agrochemicals, pharmaceuticals, rubber chemicals and tartaric acid

* Divested fourth quarter 2002.

The accounting policies for each segment are the same as those appearing on pages 50 and 51. The Group’s policy is to transfer products internally at external market prices. Corporate overheads are allocated to each business segment on a consistent basis over the periods presented.

Back to Contents

notes relating to the accounts

4 Segment information (continued)

Classes of business

	Turnover			Profit before taxation, goodwill amortisation and exceptional items			Profit before interest and taxation after exceptional items*

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch	1,841	1,853	1,894	224	218	245	206	154	238

Quest	716	727	687	82	107	103	75	61	103

Performance Specialties	804	832	837	49	68	75	152	39	76

Paints	2,182	2,233	2,152	188	176	177	171	136	164

	5,543	5,645	5,570	543	569	600	604	390	581

Regional and Industrial	615	821	892	(10)	4	17	(65)	–	13

Inter-class eliminations	(33)	(41)	(26)

	6,125	6,425	6,436	533	573	617	539	390	594

Sales to discontinued operations	–	–	(21)

	6,125	6,425	6,415	533	573	617	539	390	594

Discontinued operations

Total	–	–	1,339	–	–	(5)	10	18	(535)

Sales to continuing operations	–	–	(6)

	–	–	1,333	–	–	(5)	10	18	(535)

Associates

Share of profits less losses				18	57	100	18	48	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Amounts written off investments							(99)	(22)	–

	6,125	6,425	7,748	400	401	450	468	434	159

*Goodwill amortisation charged in arriving at the results

National Starch							18	18	18

Quest							1	1	–

Performance Specialties							1	1	1

Paints							17	17	16

							37	37	35

				Depreciation (note 12)			Capital expenditure (note 12)

				2002	2001	2000	2002	2001	2000
				£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch				70	78	64	52	85	96

Quest				18	23	18	52	34	28

Performance Specialties				29	31	28	38	43	39

Paints				52	59	54	53	55	54

				169	191	164	195	217	217

Regional and Industrial				27	35	37	20	21	18

				196	226	201	215	238	235

Discontinued operations				–	–	167	–	–	54

				196	226	368	215	238	289

Back to Contents

4 Segment information (continued)

Geographical areas

The information opposite is re-analysed in the table below by geographic area. The figures for each geographic area show the turnover and profit made by, and the net operating assets owned by, companies located in that area; export sales and related profits are included in the areas from which those sales were made.

	Turnover			Profit before taxation, goodwill amortisation and exceptional items			Profit before interest and taxation after exceptional items*

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations

United Kingdom

Sales in the UK

External	752	932	994

Intra-Group	100	122	84

	852	1,054	1,078

Sales overseas

External	357	348	338

Intra-Group	159	155	193

	516	503	531

	1,368	1,557	1,609	87	71	71	87	24	64

Continental Europe

External	1,200	1,165	1,087

Intra-Group	359	368	323

	1,559	1,533	1,410	96	142	126	108	82	120

USA

External	2,050	2,120	2,094

Intra-Group	152	156	156

	2,202	2,276	2,250	131	168	192	127	115	183

Other Americas

External	583	671	678

Intra-Group	73	77	74

	656	748	752	45	36	54	41	28	51

Asia Pacific

External	1,130	1,136	1,171

Intra-Group	147	127	122

	1,277	1,263	1,293	168	150	169	171	142	171

Other countries

External	53	53	53

Intra-Group	1	–	–

	54	53	53	6	6	5	5	(1)	5

	7,116	7,430	7,367	533	573	617	539	390	594

Inter-area eliminations	(991)	(1,005)	(931)

Sales to discontinued operations	–	–	(21)

	6,125	6,425	6,415	533	573	617	539	390	594

Discontinued operations	–	–	1,333	–	–	(5)	10	18	(535)

Associates

Share of profits less losses				18	57	100	18	48	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Amounts written off investments							(99)	(22)	–

	6,125	6,425	7,748	400	401	450	468	434	159

After amortisation of goodwill							37	37	35

Turnover by Discontinued operations in 2000 was primarily in the United Kingdom £1,113m, USA £92m and Continental Europe £52m.

Back to Contents

notes relating to the accounts

4 Segment information (continued)

Classes of business

		Total assets less current liabilities

		2002	2001	2000
			(as restated note 1)	(as restated note 1)
		£m	£m	£m

Net operating assets

Continuing operations

International businesses

National Starch		1,441	1,604	1,590

Quest		447	398	360

Performance Specialties		459	577	552

Paints		864	918	945

		3,211	3,497	3,447

Regional and Industrial		297	365	475

		3,508	3,862	3,922

Discontinued operations		–	–	251

Total net operating assets		3,508	3,862	4,173

Net non-operating liabilities		(424)	(1,164)	(622)

		3,084	2,698	3,551

		Goodwill included above

		2002	2001	2000
		£m	£m	£m

Goodwill

National Starch		266	294	309

Quest		19	22	–

Performance Specialties		14	21	21

Paints		260	273	276

Regional and Industrial		15	3	3

		574	613	609

		Net non-operating liabilities

	notes	2002	2001	2000
		£m	£m	£m

Net non-operating liabilities

Non-operating assets

Fixed asset investments	14	69	374	327

Non-operating debtors	16	110	217	267

Investments and short-term deposits	17	285	159	415

Cash at bank	33	267	301	255

		731	1,051	1,264

Non-operating liabilities

Short-term borrowings	18	(226)	(418)	(765)

Current instalments of loans	20	(500)	(1,250)	(466)

Non-operating creditors	19	(429)	(547)	(655)

		(1,155)	(2,215)	(1,886)

		(424)	(1,164)	(622)

Back to Contents

4 Segment information (continued)

Geographic areas
	Tangible fixed assets			Total assets less current liabilities

	2002 £m	2001 £m	2000 £m	2002 £m	2001 (as restated note 1) £m	2000 (as restated note 1) £m

Tangible fixed assets/Net operating assets

Continuing operations

United Kingdom	269	312	300	912	933	983

Continental Europe	414	380	383	690	706	630

USA	711	815	801	1,029	1,197	1,312

Other Americas	123	178	184	250	326	290

Asia Pacific	440	497	544	615	691	694

Other countries	4	4	8	12	9	13

	1,961	2,186	2,220	3,508	3,862	3,922

Discontinued operations	–	–	178	–	–	251

Total net operating assets				3,508	3,862	4,173

Net non-operating liabilities				(424)	(1,164)	(622)

	1,961	2,186	2,398	3,084	2,698	3,551

Total assets less current liabilities of Discontinued operations, in 2000, were primarily in the United Kingdom £83m, Continental Europe £33m and USA £130m.

Turnover by customer location
	2002	2001	2000
	£m	£m	£m

Continuing operations

United Kingdom	825	943	952

Continental Europe	1,306	1,325	1,291

USA	1,992	2,058	2,012

Other Americas	622	720	727

Asia Pacific	1,265	1,270	1,312

Other countries	115	109	121

	6,125	6,425	6,415

Discontinued operations	–	–	1,333

	6,125	6,425	7,748

Turnover by customer locations for Discontinued operations in 2000 was primarily in the United Kingdom £864m, Continental Europe £201m and USA £97m.

Back to Contents

Contents to the Accounts

notes relating to the accounts

5 Trading profit (loss)

		2002

	Continuing operations £m	Discontinued operations £m	Total £m

Trading profit (loss) before exceptional items

Turnover	6,125	–	6,125

Operating costs

Cost of sales	(3,819)	–	(3,819)

Distribution costs	(971)	–	(971)

Research and development	(148)	–	(148)

Administration and other expenses	(714)	–	(714)

	(5,652)	–	(5,652)

Other operating income

Royalties	2	–	2

Other income	21	–	21

	23	–	23

Trading profit (loss)	496	–	496

Total charge for depreciation and amortisation of goodwill included above	(233)	–	(233)

Gross profit, as defined by Companies Act 1985	2,306	–	2,306

Trading profit (loss) after exceptional items

Turnover	6,125	–	6,125

Operating costs

Cost of sales	(3,819)	–	(3,819)

Distribution costs	(971)	–	(971)

Research and development	(148)	–	(148)

Administration and other expenses	(714)	–	(714)

	(5,652)	–	(5,652)

Other operating income

Royalties	2	–	2

Other income	21	–	21

	23	–	23

Trading profit (loss)	496	–	496

Total charge for depreciation and amortisation of goodwill included above	(233)	–	(233)

Gross profit, as defined by Companies Act 1985	2,306	–	2,306

*	During the current year the Directors have reviewed the basis on which costs are allocated between cost of sales, distribution costs, research and development and administration and other expenses. To show a more appropriate allocation of costs between categories, a new analysis has been adopted and the comparative amounts for the years ended 31 December 2001 and 2000 have been restated on a basis comparable with the current year presentation.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Back to Contents

5 Trading profit (loss) (continued)

	2001 (as restated)*			2000 (as restated)*

	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m

Trading profit (loss) before exceptional items

Turnover	6,425	–	6,425	6,415	1,333	7,748

Operating costs

Cost of sales	(4,011)	–	(4,011)	(3,945)	(1,074)	(5,019)

Distribution costs	(1,023)	–	(1,023)	(986)	(118)	(1,104)

Research and development	(151)	–	(151)	(157)	(16)	(173)

Administration and other expenses	(750)	–	(750)	(788)	(142)	(930)

	(5,935)	–	(5,935)	(5,876)	(1,350)	(7,226)

Other operating income

Royalties	4	–	4	4	1	5

Other income	42	–	42	39	11	50

	46	–	46	43	12	55

Trading profit (loss)	536	–	536	582	(5)	577

Total charge for depreciation and amortisation of goodwill included above	(246)	–	(246)	(234)	(34)	(268)

Gross profit, as defined by Companies Act 1985	2,414	–	2,414	2,470	259	2,729

Trading profit (loss) after exceptional items

Turnover	6,425	–	6,425	6,415	1,333	7,748

Operating costs

Cost of sales	(4,027)	–	(4,027)	(3,945)	(1,074)	(5,019)

Distribution costs	(1,032)	–	(1,032)	(986)	(118)	(1,104)

Research and development	(155)	–	(155)	(157)	(16)	(173)

Administration and other expenses	(864)	–	(864)	(788)	(142)	(930)

	(6,078)	–	(6,078)	(5,876)	(1,350)	(7,226)

Other operating income

Royalties	4	–	4	4	1	5

Other income	42	–	42	39	11	50

	46	–	46	43	12	55

Trading profit (loss)	393	–	393	582	(5)	577

Total charge for depreciation and amortisation of goodwill included above	(263)	–	(263)	(234)	(34)	(268)

Gross profit, as defined by Companies Act 1985	2,398	–	2,398	2,470	259	2,729

Back to Contents

Contents to the Accounts

notes relating to the accounts

6   Share of operating profits less losses of associates

		2002

	Continuing operations before exceptional items £m	Discontinued operations £m	Total £m

Share of operating profits less losses before interest and tax

Dividend and other income	–	–	–

Share of operating profits less losses before exceptional items	18	–	18

	18	–	18

7 Net interest payable

Interest payable and similar charges

Group

Loan interest

Bank loans	38	–	38

Other loans	148	–	148

	186	–	186

Interest on short-term borrowings

Bank borrowings	11	–	11

Other borrowings	35	–	35

	46	–	46

	232	–	232

Amortisation of discounted provisions	10	–	10

Associates	28	–	28

Interest receivable and similar income

Group	(119)	–	(119)

Net interest payable before exceptional items	151	–	151

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Back to Contents

6   Share of operating profits less losses of associates (continued)

		2001				2000

	Continuing operations before exceptional items £m	Discontinued operations £m	Total £m	Continuing operations before exceptional items £m		Discontinued operations £m	Total £m

Share of operating profits less losses before interest and tax

Dividend and other income	–	–	–	1		5	6

Share of operating profits less losses before exceptional items	57	–	57	90		4	94

	57	–	57	91		9	100

7 Net interest payable (continued)

Interest payable and similar charges

Group

Loan interest

Bank loans	28	–	28	42		1	43

Other loans	173	–	173	74		–	74

	201	–	201	116		1	117

Interest on short-term borrowings

Bank borrowings	25	–	25	27		–	27

Other borrowings	52	–	52	150		–	150

	77	–	77	177		–	177

	278	–	278	293		1	294

Amortisation of discounted provisions	10	–	10	6		–	6

Associates	67	–	67	60		–	60

Interest receivable and similar income

Group	(126)	–	(126)	(98)		–	(98)

Net interest payable before exceptional items	229	–	229	261	*	1	262	*

*	In 2000 there was exceptional interest income of £16m relating to interest received on tax repayments. The total interest charge, including exceptional items, was £246m.

notes relating to the accounts

Back to Contents

Contents to the Accounts

8	Taxation on profit (loss) on ordinary activities
The Group has adopted FRS No. 19 Deferred tax during the year ended 31 December 2002. Consequently the Group’s consolidated financial statements as at 31 December 2001 and 2000 have been restated.
	Continuing operations		Discontinued operations	Total
	Before exceptional items £m	Exceptional items £m	£m	£m

2002

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	9	(8)	(3)	(2)

Double taxation relief	(2)	–	–	(2)

Deferred taxation	62	–	–	62

	69	(8)	(3)	58

Overseas taxation

Overseas taxes	39	–	–	39

Deferred taxation	8	7	–	15

	47	7	–	54

Associates	(1)	–	–	(1)

Taxation on profit (loss) on ordinary activities	115	(1)	(3)	111

2001 (as restated – note 1)

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	34	(15)	(16)	3

Double taxation relief	(13)	–	–	(13)

Deferred taxation	41	9	95	145

	62	(6)	79	135

Overseas taxation

Overseas taxes	56	(22)	4	38

Deferred taxation	5	(17)	(54)	(66)

	61	(39)	(50)	(28)

Associates	(7)	(3)	–	(10)

Taxation on profit (loss) on ordinary activities	116	(48)	29	97

2000 (as restated – note 1)

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	24	(8)	(28)	(12)

Double taxation relief	(4)	–	–	(4)

Deferred taxation	(3)	8	(3)	2

	17	–	(31)	(14)

Overseas taxation

Overseas taxes	82	(5)	23	100

Deferred taxation	32	9	(45)	(4)

	114	4	(22)	96

Associates	14	–	–	14

Taxation on profit (loss) on ordinary activities	145	4	(53)	96

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2001 30%; 2000 30%).

The exceptional tax charge (credit) in 2002, 2001 and 2000 are in respect of disposal and restructuring programmes, as discussed in note 3.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Back to Contents

8   Taxation on profit (loss) on ordinary activities (continued)

	2002 £m	2001 £m	2000 £m

Profit (loss) on ordinary activities before taxation is analysed as follows:

United Kingdom	80	73	(355)

Overseas	247	151	228

Associates	(10)	(19)	40

	317	205	(87)

The table below reconciles the total and current tax charge (credit) at the UK corporation tax rate to the Group’s tax on profit (loss) on ordinary activities:

		(as restated	(as restated
		note 1)	note 1)

Taxation charge (credit) at UK corporation tax rate (2002 30%; 2001 30%; 2000 30%)	95	62	(26)

Movement on provisions	26	17	83

Local taxes	6	9	(3)

Capital gains (losses) not taxable/deductible	(22)	–	26

Taxable Intra-Group dividend income	15	21	20

Depreciation permanently disallowed	5	(13)	(21)

Overseas tax rates	(13)	(3)	11

Current year tax losses not relieved	25	23	18

Prior year tax losses utilised	(10)	(9)	(8)

Goodwill amortisation	9	9	19

Other	(25)	(19)	(23)

Tax on profit (loss) on ordinary activities	111	97	96

Timing difference

Movement on provisions	33	62	71

Pension and employee liabilities	11	(3)	(10)

Depreciation	16	(29)	(25)

Other	17	49	(38)

Total timing differences	77	79	(2)

Current tax charge	34	18	98

The main factors affecting the total tax charge in future periods will be any changes to the corporation tax rates in force in the countries in which the Group operates and the mix of profits between those territories.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries and associates, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £996m at 31 December 2002 (2001 £887m; 2000 £828m). The remittance of these amounts would incur tax at substantially lower than statutory rates after giving effect to foreign tax credits.

Back to Contents

Contents to the Accounts

notes relating to the accounts

8 Taxation on profit (loss) on ordinary activities (continued)

Deferred taxation

Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:
	2002 £m	2001 (as restated note 1) £m

Deferred tax liabilities

UK fixed assets	38	57

Non-UK fixed assets	179	151

Prepaid pension asset	142	137

Others	188	163

	547	508

Deferred tax (assets)

Restructuring provisions	(13)	(37)

Pensions	(74)	(66)

Employee liabilities	(60)	(81)

Business provisions	(35)	(45)

Stock valuation	(4)	(7)

Provisions on disposal of businesses	(91)	(95)

Losses	(140)	(70)

Intangibles	(57)	(22)

Other	(26)	(83)

	(500)	(506)

Less valuation allowances	93	89

	(407)	(417)

Deferred tax accounted for at the balance sheet date	140	91

Analysed as:

Current	92	(60)

Non-current	48	151

	140	91

Deferred tax assets of £93m (2001 £89m) at 31 December 2002 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions. Deferred tax assets on operating losses of £140m (2001 £70m) less a valuation allowance of £73m (2001 £58m) are carried forward and available to reduce future taxable income of certain subsidiaries in a number of foreign jurisdictions. £3m of these deferred tax assets on operating losses, net of valuation allowance, have expiration dates through to 2005 and £64m can be carried forward indefinitely.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 42.

9  Dividends

	2002	2001 (as restated)	2000 (as restated)	2002 £m	2001 £m	2000 £m
	Pence per £1 Ordinary Share

Interim, paid 4 October 2002	3.00	5.19	10.38	36	45	90

Second interim, payable on 22 April 2003	4.50	8.09	16.18	52	71	142

	7.50	13.28	26.56	88	116	232

Comparative figures have been restated for the Company Rights Issue which closed on 20 March 2002.

Impkemix Trustees Limited, a wholly owned subsidiary which acts as a trustee for Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS holders.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Back to Contents

Contents to the Accounts

10   Earnings (loss) per £1 Ordinary Share

	Continuing operations £m	Discontinued operations £m	Total £m

2002

Net profit (loss) for the financial year before exceptional items	227	–	227

Exceptional items after tax and minorities	(61)	13	(48)

Net profit (loss) for the financial year	166	13	179

	million	million	million

Weighted average Ordinary Shares in issue during year	1,123	1,123	1,123

Weighted average shares held by Group’ s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,114	1,114	1,114

Dilutive effect of share options	2	2	2

Diluted weighted average Ordinary Shares	1,116	1,116	1,116

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	20.4	–	20.4

after exceptional items	14.9	1.2	16.1

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	20.3	–	20.3

after exceptional items	14.8	1.2	16.0

2001 (as restated – note 1)	£m	£m	£m

Net profit (loss) for the financial year before exceptional items	222	–	222

Exceptional items after tax and minorities	(131)	(11)	(142)

Net profit (loss) for the financial year	91	(11)	80

	million	million	million

Weighted average Ordinary Shares in issue during year	876	876	876

Weighted average shares held by Group’ s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	869	869	869

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	869	869	869

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	10.5	(1.3)	9.2

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	10.5	(1.3)	9.2

Back to Contents

Contents to the Accounts

notes relating to the accounts

10  Earnings (loss) per £1 Ordinary Share (continued)

	Continuing operations £m	Discontinued operations £m	Total £m

2000 (as restated – note 1)

Net profit (loss) for the financial year before exceptional items	243	6	249

Exceptional items after tax and minorities	24	(480)	(456)

Net profit (loss) for the financial year	267	(474)	(207)

	million	million	million

Weighted average Ordinary Shares in issue during year	876	876	876

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	869	869	869

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	869	869	869

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	28.0	0.7	28.7

after exceptional items	30.7	(54.5)	(23.8)

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	28.0	0.7	28.7

after exceptional items	30.7	(54.5)	(23.8)

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option scheme for employees (note 23). Earnings per £1 Ordinary Share before exceptional items have been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

On 4 February 2002, the Company announced a Rights Issue and, following approval of the required resolutions at the subsequent Extraordinary General Meeting, 463m new Ordinary Shares were issued at 180p per share on the basis of 7 new Ordinary Shares for every 11 existing Ordinary Shares.

The actual cum rights price on 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an Ordinary Share was therefore 265p per share. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001 and 2000, after adjusting for deferred tax (see note 1) in order to adjust for the bonus issue within the Rights Issue.

11 Intangible fixed assets – goodwill

£m

Group

Cost

At beginning of year	743

Acquisitions	13

Disposals	(4)

Exchange adjustments	(15)

At end of year	737

Amortisation

At beginning of year	130

Charge for year	37

Disposals	(1)

Exchange adjustments	(3)

At end of year	163

Net book value at end 2002	574

Net book value at end 2001	613

Substantially all of the Group’s goodwill arose on the purchase of Acheson Industries Inc. and of the European Home Improvement business of Williams Plc in 1998. The Directors estimate that the useful economic life of this goodwill is at least 20 years and it is amortised over 20 years in accordance with FRS 10.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Back to Contents

Contents to the Accounts

12 Tangible fixed assets

	Land and buildings	Plant and equipment	Payments on account and assets in course of construction	Total
	£m	£m	£m	£m

Group

Cost

At beginning of year	939	2,441	170	3,550

New subsidiary undertakings	–	3	1	4

Capital expenditure	–	–	215	215

Transfers of assets into use	24	218	(242)	–

Exchange adjustments	(62)	(186)	(3)	(251)

Disposals and other movements	4	(209)	(11)	(216)

At end of year	905	2,267	130	3,302

Depreciation

At beginning of year	212	1,152		1,364

Charge for year	29	167		196

Exchange adjustments	(18)	(99)		(117)

Disposals and other movements	19	(121)		(102)

At end of year	242	1,099		1,341

Net book value at end 2002	663	1,168	130	1,961

Net book value at end 2001	727	1,289	170	2,186

Capital expenditure in the year includes capitalised finance leases of £4m; creditors for capital work done but not paid for decreased by £8m; the resulting cash expenditure on tangible fixed assets was £219m.

The net book value of the tangible fixed assets of the Group includes capitalised finance leases of £7m (2001 £6m) comprising cost of £9m (2001 £8m) less depreciation of £2m (2001 £2m). The depreciation charge for the year in respect of capitalised leases was £1m (2001 £1m) and finance charges were £nil (2001 £nil).

Included in land and buildings is £135m (2001 £146m) in respect of the cost of land which is not subject to depreciation.

Back to Contents

Contents to the Accounts

notes relating to the accounts

12   Tangible fixed assets (continued)

	Land and buildings £m	Plant and equipment £m	Payments on account and assets in course of construction £m	Total £m

Company

Cost

At beginning of year	20	163	17	200

Capital expenditure			24	24

Transfers of assets into use	16	14	(30)	–

Disposals and other movements	(1)	(4)		(5)

At end of year	35	173	11	219

Depreciation

At beginning of year	12	119	–	131

Charge for year	1	13	–	14

Disposals and other movements	–	(4)	–	(4)

At end of year	13	128	–	141

Net book value at end 2002	22	45	11	78

Net book value at end 2001	8	44	17	69

	Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

The net book value of land and buildings comprises:

Freeholds	624	694	8	8

Long leases (over 50 years unexpired)	18	26	–	–

Short leases	21	7	14	–

	663	727	22	8

13   Investments in subsidiary undertakings

	Shares £m	Loans £m	Total £m

Cost

At beginning of year	7,874	1,654	9,528

New investments/new loans	755	4,614	5,369

Disposals/loans repaid	(2,909)	(361)	(3,270)

Exchange adjustments	(10)	(185)	(195)

At end of year	5,710	5,722	11,432

Provisions

At beginning of year	(455)	(1)	(456)

Exchange adjustments	4	–	4

Additions	(28)	–	(28)

Disposals/loans repaid	405	–	405

At end of year	(74)	(1)	(75)

Balance sheet value at end 2002	5,636	5,721	11,357

Balance sheet value at end 2001	7,419	1,653	9,072

	2002 £m	2001 £m

Shares in subsidiary undertakings which are listed investments

Balance sheet value	4	4

Market value	32	19

The Company’s investment in its subsidiary undertakings, which is eliminated in the Group consolidation, consists of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 115.

Back to Contents

Contents to the Accounts

14   Investments in participating and other interests

			Associates		Other investments				Total

		Equity accounted shares £m	Non equity accounted shares £m	Loans £m	Own* shares £m	Other shares £m	Loans £m		£m

Group

Cost

At beginning of year		35	1	210	52	17	61		376

Additions		4	–	13	7	2	38		64

Disposals and other movements†		(35)	–	(221)	(1)	–	–		(257)

Exchange adjustments		1	–	(2)	–	(1)	–		(2)

At end of year		5	1	–	58	18	99		181

Share of post-acquisition reserves less losses

At beginning of year		22							22

Retained profits less losses		(13)							(13)

Disposals and other movements†		2							2

Exchange adjustments		–							–

At end of year		11							11

Provisions

At beginning of year		–	(1)	–	(22)	(1)	–		(24)

Additions		–	–	–	–	–	(99)	ø	(99)

Disposals		–	–	–	–	–	–		–

Exchange adjustments		–	–	–	–	–	–		–

At end of year		–	(1)	–	(22)	(1)	(99)		(123)

Balance sheet value at end 2002		16	–	–	36	17	–		69

Balance sheet value at end 2001		57	–	210	30	16	61		374

The above investments included:

2002

Listed investments	– balance sheet value				36	–			36

	– market value				23	–			23

2001

Listed investments	– balance sheet value				30	–			30

	– market value				23	–			23

*	“Own shares” relate to 9.8m (2001 6.1m) shares of the Company held by Imperial Chemical Industries PLC Employee Benefits Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 23. A provision has been made to write-down these shares to estimated net realisable value having regard to the period over which the options are exercisable.

ø	The write-down of investments relates to the Group’s loans to its investment, Ineos Chlor (see note 3).

†	Disposals and other movements relate to the sale of ICI’s interests in Huntsman International Holdings LLC (see note 17) and the write down of the equity accounted shares and loans in Irish Fertilizer Industries Ltd.

The fair values of unlisted investments (other shares) are not materially different from their carrying values.

The Group’s principal associate at 31 December 2002 is:

	Issued share and loan capital at date of latest available audited accounts		Held by a subsidiary of ICI %	Principal activities
	Class of capital	£m

IC Insurance Ltd	Ordinary	20	49	Insurance and reinsurance underwriting

IC Insurance Ltd is incorporated in England and its principal operations are carried out in the UK.

Back to Contents

Contents to the Accounts

notes relating to the accounts

14   Investments in participating and other interests (continued)

	Loans	Other shares	Total
	£m	£m	£m

Company

Cost

At the beginning of year	57	2	59

Additions	40		40

Disposals	(31)		(31)

Exchange adjustments	1		1

At end of year	67	2	69

Provisions

At the beginning of year	–	(1)	(1)

Additions	(67)		(67)

Disposals			–

Exchange adjustments			–

At end of year	(67)	(1)	(68)

Balance sheet value at end 2002	–	1	1

Balance sheet value at end 2001	57	1	58

15 Stocks
	Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Raw materials and consumables	218	261	6	6

Stocks in process	21	28	1	1

Finished goods and goods for resale	412	464	22	22

	651	753	29	29

Back to Contents

Contents to the Accounts

16 Debtors

	Group		Non-operating debtors included in Group		Company

	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m

Amounts due within one year

Trade debtors	877	985			14	14

Less: amounts set aside for doubtful accounts	(48)	(67)			–	–

	829	918			14	14

Amounts owed by subsidiary undertakings					2,310	3,607

Prepaid pension costs	15	15			–	–

Taxation recoverable	68	108	68	108	–	–

Other prepayments and accrued income	93	145	31	72	33	46

Other debtors	145	175	2	35	5	6

	1,150	1,361	101	215	2,362	3,673

Amounts due after more than one year

Prepaid pension costs	510	495	–	–	327	312

Other debtors	35	57	9	2	–	–

	545	552	9	2	327	312

	1,695	1,913	110	217	2,689	3,985

Trade debtors include amounts which have been securitised with a financial institution. An amount of £95m (2001 £97m) is included within the current instalment of loans as the Group retains the risks in relation to this amount. Accordingly the financial institution has rights over amounts included within trade debtors of £192m at 31 December 2002 (2001 £200m) (up to a maximum of its loan).

Under US GAAP, the amounts due after more than one year would be shown as non-current.

notes relating to the accounts

Back to Contents

Contents to the Accounts

17 Current asset investments and short-term deposits

	Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Listed investments	–	–	–	–

Unlisted investments and short-term deposits	285	159	–	–

	285	159	–	–

Included in cash and cash equivalents	158	135	–	–

Market value of listed investments	–	–	–	–

Included in unlisted investments and short-term deposits and cash are amounts totalling £109m (2001 £104m) held by the Group’s insurance subsidiaries. In 2002 £30m (2001 £38m) was readily available for the general purposes of the Group. Also included in 2002 is an amount of £125m (2001 £nil) in relation to the sale of ICI’s interests in Huntsman International Holdings LLC (see below).

The management of current asset investments is discussed in note 38.

Huntsman International Holdings LLC

Under the terms of a Sale and Purchase Agreement dated 14 June 2002, ICI agreed to sell its interests in Huntsman International Holdings LLC (“HIH”), which comprise (1) a holding of subordinated loan notes in HIH (“HIH Notes”) and (2) ICI Alta Inc., the wholly owned subsidiary of the Company which holds ICI’s 30% equity interest in HIH and ICI’s rights under the option Agreement with Huntsman Specialty Chemicals Corporation (“HSCC”) dated 2 November 2000 (the “Option Agreement”), as amended 20 December 2001, to CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.). The aggregate purchase price is $440m (£283m). Of this amount, $160m (£109m) has been received. The remaining $280m (£174m) (with an amount equivalent to interest from 15 May 2002 to the date of payment) will be payable on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. As security for a portion of the outstanding purchase price, the HIH Notes have been pledged back to ICI, otherwise the agreement is effectively without recourse to Matlin Patterson Global Opportunities Partners L.P. This pledge will be released when ICI has received in aggregate at least $260m of the total purchase price. When ICI has received at least $350m of the total purchase price, ICI will release ICI Alta’s existing pledge over 21% of the 30% equity interest in HIH pledged to ICI by HSCC and reduce the amount due from HSCC to ICI Alta under the Option Agreement by approximately 50%. If no installment payments are made, the Option Agreement will remain in place on its existing terms. The sale of ICI Alta (and the indirect transfer of ICI’s 30% equity interest in HIH) is permitted by the Option Agreement; however, due to separate constraints on members of HIH transferring any interests in HIH to third parties, the purchaser may be obligated to obtain the written consent of HSCC prior to transfer of ownership of ICI Alta.

Ownership of the HIH Notes has been transferred, subject to the pledge arrangements above, and ownership of ICI Alta will be transferred when the full purchase price has been received. The HIH Notes have been accounted for as sold, with some of the purchase price outstanding, and the equity interest in HIH accounted for as an investment rather than an associate undertaking. As the transaction has not been completed the estimated net overall gain of approximately £55m has not been recognised. The outstanding purchase price on the HIH Notes of $100m (£62m) and the loss on the HIH Notes of approximately £40m, together with the equity interest in HIH (£23m) are held in the Group balance sheet as current asset investments until such time as the total purchase price of $440m (£283m) has been received in full. At that date, the overall profit on the transaction will be recorded. Although not expected at this time, a failure by Matlin Patterson Global Opportunities Partners L.P. to complete all aspects of the Sale and Purchase Agreement, would require the Group to review and amend the above accounting treatment in the light of the circumstances then prevailing.

In general, HIH is required to make certain distributions in respect of taxes payable by its members (“tax distributions”), and may make other distributions upon approval of a majority of its board of directors, subject to two restrictions. First, under Delaware law, HIH may not make a distribution to its members if, after such distribution, HIH’s liabilities would exceed the fair value of its assets. Second, with certain exceptions (including for tax distributions), the terms of HIH’s outstanding indebtedness (which mature in 2009) generally prohibit HIH from making any distributions or payments on or with respect to HIH’s equity while such indebtedness is outstanding.

Back to Contents

Contents to the Accounts

18 Short-term borrowings

	Group		Company		Average interest rate – Group*

	2002 £m	2001 £m	2002 £m	2001 £m	2002%	2001%

Bank borrowings

Secured

by floating charge	5	13	–	–

Unsecured	38	54	–	–

	43	67	–	–	4.7	5.7

Other borrowings (unsecured)	183	351	–	–	3.5	3.5

	226	418	–	–

Maximum short-term borrowings outstanding during year	1,021	878	–	–

*   Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

19 Other creditors

	Group		Non-operating creditors included in Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Amounts due within one year

Trade creditors	754	804			66	53

Amounts owed to subsidiary undertakings					7,433	8,096

Corporate taxation	298	327	298	327	158	189

Value added and payroll taxes and social security	25	17			–	–

Dividends to Ordinary Shareholders	52	71	52	71	52	71

Environmental liabilities	2	3	–	–	–	–

Accruals	278	365	65	129	28	19

Other creditors*	283	346	14	20	31	30

	1,692	1,933	429	547	7,768	8,458

Amounts due after more than one year

Corporate taxation	2	2			–	–

Amounts owed to subsidiary undertakings					1,573	879

Environmental liabilities	1	5			–	4

Pension liabilities	9	11			–	–

Other creditors*	20	31			–	1

	32	49			1,573	884

*   Includes obligations under finance leases (note 35).

Under US GAAP, provisions for liabilities and charges (note 21) would be shown under other creditors – amounts due after more than one year.

notes relating to the accounts

Back to Contents

Contents to the Accounts

20 Loans

			Group		Company

		Repayment	2002	2001	2002	2001
		dates	£m	£m	£m	£m

Secured loans

US dollars		2003	98	106

Other currencies		2003/2006	72	103

Total secured			170	209

Secured by fixed charge	– bank loans		17	77

	– other		1	28

Secured by floating charge	– bank loans		132	104

	– other		20	–

Unsecured loans

Sterling

9 3/4% and 10% Bonds		2003/2005	200	200	200	200

7.625% Bonds		2007	298	298

6.375% to 6.52% medium-term notes		2003	130	130	130	130

3.649% to 5.054% short-term notes		2003	100	400

Variable rate medium-term notes		2003	16	16	16	16

Others		2003	10	27	–	10

			754	1,071	346	356

US dollars

8 7/8% Debentures		2006	155	173

8.9% medium-term notes		2002	–	10

7 1/2% Notes		2002	–	138

6 3/4% Notes		2002	–	173

6 19/20% Notes		2004	466	518

7 1/20% Notes		2007	155	173

6 3/4% Bonds		2002	–	345

Variable rate medium-term notes		2003/2010	44	49	44	49

Others		2003/2008	56	67

			876	1,646	44	49

Other currencies		2003/2012	48	37	16	15

Total unsecured			1,678	2,754	406	420

Total loans – before financial derivatives (see table on page 81)			1,848	2,963	406	420

Financial derivatives			15	(8)	–	1

Total loans – after financial derivatives (see table on page 81)			1,863	2,955	406	421

The secured debt referred to in this note and the secured short-term borrowings referred to in note 18 were secured by property, plant and other assets with a net book value at 31 December 2002 of £193m.

An analysis reflecting the effects of financial instruments on the Group’s financial liabilities at 31 December 2002 is set out in note 38.

Back to Contents

20 Loans (continued)

Effects of financial derivatives

The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2002.

	Before financial derivatives	After financial derivatives
	£m	£m

Sterling	754	297

US Dollar	974	1,136

Euro and Euro related currencies	22	147

Japanese Yen	24	161

Others	74	122

	1,848	1,863

Fixed rate loans	1,676	886

Floating rate loans	172	977

	1,848	1,863

	Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Loan maturities

Bank loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	8	12	–	–

From 2 to 5 years	144	126	100	100

From 1 to 2 years	19	138	–	100

Total due after more than one year	171	276	100	200

Total due within one year	236	176	100	–

	407	452	200	200

Other loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	36	503	31	35

From 2 to 5 years	648	734	5	5

From 1 to 2 years	508	192	–	180

Total due after more than one year	1,192	1,429	36	220

Total due within one year	264	1,074	170	1

	1,456	2,503	206	221

Total loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	44	515	31	35

From 4 to 5 years	470	187	–	–

From 3 to 4 years	187	120	–	105

From 2 to 3 years	135	553	105	–

From 1 to 2 years	527	330	–	280

Total due after more than one year	1,363	1,705	136	420

Total due within one year	500	1,250	270	1

Total loans	1,863	2,955	406	421

Aggregate amount of loans any installment of which falls due after 5 years	98	569	31	35

notes relating to the accounts

Back to Contents

Contents to the Accounts

21	Provisions for liabilities and charges
	Deferred taxation	Pensions (note 37)	Employee benefits	Environmental provisions	Disposal provisions (note 22)	Restructuring provisions (note 22)	Other provisions	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Group

At the beginning of 2002 – as previously reported	10	179	233	43	501	140	70	1,176

Prior year adjustments*	81	–	–	–	–	–	–	81

At beginning of 2002 – as restated	91	179	233	43	501	140	70	1,257

Profit and loss account	77	23	12	–	73	–	–	185

Increase due to effluxion of time					10			10

Net amounts paid or becoming payable	–	(54)	(13)	(5)	(127)	(66)	(9)	(274)

Movements due to acquisitions and disposals	(1)	(3)	(3)	–	–	–	–	(7)

Exchange and other movements	(27)	3	(24)	2	1	(10)	5	(50)

At end of 2002	140	148	205	40	458	64	66	1,121

Company

At the beginning of 2002 – as previously reported	53	–	–	–	115	11	14	193

Prior year adjustments*	1	–	–	–	–	–	–	1

At beginning of 2002 – as restated	54	–	–	–	115	11	14	194

Profit and loss account	66	–	–	–	3	–	1	70

Net amounts paid or becoming payable	–	–	–	–	(28)	(4)	(1)	(33)

Movements due to acquisitions and disposals	–	–	–	–	–	–	–	–

Exchange and other movements	(62)	–	–	–	(3)	–	5	(60)

At end of 2002	58	–	–	–	87	7	19	171

*	The prior year adjustment relates to the Group’s adoption of FRS No. 19 Deferred Tax (note 1).

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 19).

Back to Contents

Contents to the Accounts

22	Disposal and restructuring provisions
	Disposal provisions			Restructuring provisions

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

At beginning of year	501	766	605	144	127	237

Exceptional items before tax

Rationalisation of operations (note 3)	–	–	–	–	143	–

Fundamental reorganisation costs (note 3)	–	–	–	–	–	14

Profit and loss account	73	3	489	–	–	–

Asset write-offs	–	–	(133)	–	(17)	–

Amounts paid	(127)	(282)	(200)	(67)	(79)	(112)

Movements due to acquisitions and disposals	–	–	–	–	(21)	–

Exchange and other adjustments	11	14	5	(13)	(9)	(12)

At end of year	458	501	766	64	144	127

Reported as

Provisions	458	501	766	64	140	119

Creditors	–	–	–	–	4	8

	458	501	766	64	144	127

Comprising

Severance costs	33	51	141	42	82	67

Other	425	450	625	22	62	60

	458	501	766	64	144	127

Disposal provisions
ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy, the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2000

(i)   Polyurethanes, Tioxide and selected Petrochemicals businesses

In June 1999 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses (aromatics, hydrogen and North Tees Logistics businesses, together with the Olefines supply business) to Huntsman International Holdings LLC. Total provisions charged were £312m mainly in respect of termination costs (£38m) for 360 employees, pension costs relating to employees transferring to the purchaser (£35m), transaction costs (£42m), separation costs (£23m), IT related costs (£26m), site clearance costs (£13m), asset write-downs (£13m) and long-term residual costs (£91m). During 2002, revisions were made to the estimated costs of this disposal resulting in £2m being released as an exceptional profit, and £9m being created in relation to the rehabilitation of a site in Tasmania. At 31 December 2002, £114m remained to be spent principally relating to the cost of long-term employee benefits (£13m), site clearance costs (£6m), IT related costs (£4m), transaction and related legal costs (£3m), and long-term residual costs (£65m). With the exception of the long-term residual costs and long-term employee benefits, the majority of the provisions are expected to be substantially utilised by the end of 2003.

(ii)   Other disposals

Other significant disposals prior to 2000, where provisions remain, include the Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertilizer business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymer business, Ethylene Oxide and the Methylamines and derivatives business.

Disposal provisions of £830m were made for these disposals. During 2002, revisions were made to the estimated costs of these disposals resulting in £9m being released as an exceptional profit. At 31 December 2002, provisions remaining to be spent were £141m, including termination costs (£24m) where some 101 jobs are still to be terminated, environmental and site clearance costs (£31m), separation costs (£16m) and long-term residual costs (£52m). With the exception of the environmental, site clearance and long-term residual costs, the majority of the provisions are expected to be utilised by the end of 2003.

Back to Contents

notes relating to the accounts

22	Disposal and restructuring provisions (continued)

2000

(i) Chlor-Chemicals, Klea and Crosfield businesses

The Group announced the divestment of its Chlor-Chemicals, Klea and Crosfield businesses in December 2000 and completed the divestment in January 2001 (see note 40). The total pre-tax loss for the divestment was £503m, recorded as a fixed asset write-down of £133m, goodwill of £41m charged as a loss and £329m as a provision for the anticipated loss. Included in the calculation of the anticipated loss were disposal provisions of £305m. These provisions include long-term residual costs (£121m), pension transfer costs (£55m), termination costs (£39m) relating to 230 employees, transition and separation costs (£33m), transaction costs (£17m) and environmental costs (£15m). During 2002, revisions were made to the estimated costs of this disposal resulting in £6m being released as an exceptional profit. At 31 December 2002, £150m remained to be spent principally on transition and separation costs (£4m), pension costs relating to employees transferring to the purchaser (£8m), termination costs (£8m) relating to some 37 employees, and long-term residual costs (£129m). With the exception of the long-term residual costs these provisions are expected to be substantially utilised by the end of 2003.

(ii) Other disposals

The Group also divested some smaller businesses including its 50% interest in Phillips-Imperial Petroleum and its Methanol business. Provisions of £37m were raised for these disposals including termination costs (£9m) for 73 employees. At 31 December 2002, £10m remained to be spent principally on long-term costs (£6m). The provisions are expected to be substantially utilised by the end of 2003.

2001

The principal disposal in 2001 was the Group’s Eutech engineering consultancy subsidiary. During 2002, revisions were made to the estimated costs of this disposal resulting in £2m being released as an exceptional profit. The remainder of the provisions were utilised in 2002.

2002

(i) Synetix

The Group completed the sale of its catalyst business, Synetix, outside India in November 2002 and in India in December 2002. Provisions charged were £46m, mainly in respect of transition and separation costs (£19m), pension costs relating to employees transferring to the purchaser (£14m), termination costs (£2m) relating to 31 employees, transaction costs (£7m) and environmental costs (£2m). At 31 December 2002, £30m remained to be spent including separation costs (£6m) and pension costs transferring to the purchaser (£6m). The majority of the provisions are expected to be utilised over the next two years.

(ii) Other disposals

The Group also divested some smaller businesses including the 51% owned pharmaceutical business of ICI India, its Security Systems business and the UK Nitrocellulose and Energetic Technologies businesses. In addition, IFI, the Irish Fertilizer business in which the Group has a 49% interest ceased trading. Provisions of £37m were raised for these transactions, mainly in respect of separation costs (£14m), costs relating to employees transferring to the purchaser (£13m) and transaction related costs (£5m). At 31 December 2002, £13m remained to be spent including termination costs (£1m) for 16 people, separation costs (£4m), and transaction related costs (£4m). The majority of the provisions are expected to be utilised over the next two years.

Back to Contents

22	Disposal and restructuring provisions (continued)

Restructuring provisions

Prior to 2000

In 1999 the Group undertook a series of restructuring actions across its portfolio, affecting the following segments: National Starch, Quest, Paints, Discontinued businesses, and reorganisation of the Corporate Centre.

The total exceptional provisions before tax of £172m for these restructuring programmes was charged against 1999 profits. The total included £80m related to termination of 1,030 employees, £31m to asset write-downs and £61m for other costs. During 2002, revisions were made to these provisions resulting in £3m being released as an exceptional profit. At 31 December 2002, £22m of these provisions remained to be spent, including £9m relating to the termination of some 72 employees. The provisions are expected to be substantially utilised by the end of 2003.

2000

The £14m restructuring charge in 2000 relates to additional restructuring of the Group’s Corporate Centre announced in 1999. At 31 December 2002, £1m of these provisions remained unspent. These provisions are expected to be utilised in 2003.

2001

In 2001 the Group undertook a series of restructuring actions in the following business segments:

(i) National Starch – staff reductions and the closure and sale of several sites in the USA, Europe and Asia Pacific. Most of the restructuring relates to the Specialty Polymers and Adhesives business groups in North America and Europe.

(ii) Quest – upgrading of business systems, processes and capabilities and the rationalisation of manufacturing sites, together with the streamlining of management and support services.

(iii) Performance Specialties – programmes to improve cost effectiveness in Uniqema Europe including the harmonisation of business processes and systems.

(iv) Paints – restructuring the North American decorative business including the closure of a manufacturing facility and the closure of loss making stores.

The total exceptional charge before tax for these restructuring programmes was £143m, which has been charged against 2001 profits. The total included £78m relating to the termination of some 1,300 employees, £17m for asset write-downs and £48m for other costs. During 2002, revisions were made to the estimated costs of this programme resulting in £3m being charged as an exceptional loss. At 31 December 2002, £41m remained to be spent including £33m relating to termination of some 340 employees. The majority of the provisions are expected to be substantially utilised by the end of 2003.

Back to Contents

Contents to the Accounts

notes relating to the accounts

23  Called-up share capital of parent company

	Authorised	Allotted, called-up and fully paid
Ordinary Shares of £1 each	£m	£m

At beginning of 2000	850	728

Employee share option schemes – options exercised		–

At end of 2000	850	728

Employee share option schemes – options exercised		–

At end of 2001	850	728

Rights Issue		463

Increase in authorised share capital	550

Employee share option schemes – options exercised		–

At end of 2002	1,400	1,191

Rights Issue
ICI’s rights issue closed on 20 March 2002. A total of 463m Ordinary Shares of £1 each were issued at 180p per share in a 7 for 11 rights issue. Of the total £807m raised net of £27m expenses, £463m was credited to share capital and £344m to the share premium account.

Authorised share capital
Authorised share capital was increased at the Extraordinary General Meeting on 25 February 2002.

Employees’ share option schemes and other share based plans
ICI granted share options and other market based units to Executive Directors, senior executives and certain key employees under four main plans: the Performance Growth Plan and other share based plans, the Share Option Scheme (Senior Staff Scheme), the Bonus Conversion Plan (which operated for the last time in respect of the 1999 performance year) and the Stock Appreciation Rights Plan (SARP). These schemes are described on pages 39 to 43. The Company also operates a savings related share option scheme (UK – Sharesave) for all UK employees meeting minimum service requirements. Following ICI’s rights issue in 2002, the numbers of shares under option as at 1 January 2002 and their exercise prices were adjusted for the impact of the Rights Issue using adjusted factors determined by the Remuneration Committee of the Board. The option prices under these schemes were reduced by a factor of approximately 0.830 and the number of shares under option was increased, by a factor of approximately 1.204 calculated using the standard theoretical ex-rights price (“TERP”) adjustment to preserve the aggregate exercise price. The narrative and tables below set out the adjusted amounts.

At 31 December 2002 the maximum number of ordinary share equivalents which could be awarded under the Performance Growth Plan was 2,471,791 (2001 1,496,648). The maximum number awarded in 2002 was 1,151,150, with lapses during the year of 176,007 (2001 50,382). 1,072,385 (2001 650,235) would be awarded for achieving median TSR/on target Economic Profit performance.

The prices at which options are granted under the Senior Staff Scheme must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the five business days immediately preceding the date on which the option is offered. Options under this scheme expire after 10 years. Grants under the SARP are made on the same terms as the Senior Staff Scheme. On exercise the participant receives the gain payable in American Depositary Shares – ADSs (for grants prior to 1998 paid two-thirds in cash and one-third in ADSs).

At 31 December 2002 there were 572,885 shares outstanding representing the matched shares under the Bonus Conversion Plan to be delivered as the Company’s Ordinary Shares or in the form of ADSs.

The Group has acquired, or is committed to acquire under forward contracts, 36.2m shares or ADSs to hedge its obligations under the Senior Staff Scheme, the Performance Growth Plan, the Stock Appreciation Rights Plan and the Bonus Conversion Plan. 9.8m shares have been purchased in the market by a trust (see note 14). In addition, the trust has entered into forward commitments to purchase 26.4m shares at a weighted average cost of £4.61 per share (total commitment £122m) in the period 2003 to 2005, these forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2002, no collateral deposits had been made. These shares are intended to satisfy requirements for share options exercisable in the period 2003 to 2012.

Under the UK – Sharesave Scheme the price at which options are granted must not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options is made. The total purchase cost in respect of options granted under the UK – Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee. The maximum number of shares made available under this scheme for issue under option during a 10 year period is 5% of the Company’s Ordinary Share Capital in issue on 21 March 1994.

Options granted to Directors are shown in the Remuneration report on pages 42 and 43.

Back to Contents

23	Called-up share capital of parent company (continued)

a)	Transactions on Option Schemes
	Senior Staff Scheme		UK – Sharesave		SARP
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options in ADSs	Weighted average exercise price
	000		£000		£000	$

Outstanding

At beginning of 2000	10,968	6.28	14,406	4.73	1,086	40.65

Granted	4,259	4.23	3,582	3.04	745	26.90

Exercised	–	–	(265)	4.96	(18)	28.80

Cancelled	(559)	5.97	(5,239)	4.91	(23)	47.43

At beginning of 2001	14,668	5.70	12,484	4.17	1,790	34.92

Granted	5,632	4.25	6,071	2.37	929	24.79

Exercised	–	–	(57)	3.27	–	–

Cancelled	(1,858)	6.24	(6,463)	4.37	(201)	42.08

At beginning of 2002	18,442	5.20	12,035	3.16	2,518	30.61

Granted	6,272	2.84	3,854	2.07	1,079	16.19

Exercised	–	–	(12)	2.68	–	–

Cancelled	(2,311)	5.82	(3,630)	3.48	(70)	39.56

At end of 2002	22,403	4.48	12,247	2.72	3,527	26.02

Number of options exercisable at:

31 December 2000	2,674	6.20	–	–	337	46.98

31 December 2001	5,035	7.04	439	3.94	485	47.50

31 December 2002	7,795	5.91	944	3.13	1,048	36.59

b)	Summary of share options outstanding at 31 December 2002

	Total options outstanding at 31 December 2002			Exercisable options at 31 December 2002

	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £10	21,005	7.57	4.11	6,397	5.00

£10 – £20	1,398	5.50	10.08	1,398	10.08

	22,403		4.48	7,795	5.91

UK – Sharesave

£0 – £10	12,247	3.53	2.72	944	3.13

£10 – £20	–	–	–	–	–

	12,247		2.72	944	3.13

SARP (ADSs)

$0 – $20	1,079	9.17	16.19	9	16.18

$20 –$40	2,175	7.36	26.69	766	28.63

$40 –$60	116	4.16	51.62	116	51.62

$60 –$80	157	5.42	65.49	157	65.49

	3,527		26.02	1,048	36.59

At 31 December 2002 there were options outstanding in respect of 34.7m (2001 30.5m) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2003 to 2012 (2001: 2002 to 2011) at subscription prices of £2.07 to £10.08 (2001 £2.37 to £10.08). Movements in the number of shares under option during 2002 comprised new options 10.1m, options exercised 0.01m, and options lapsed or waived 5.9m. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.01m (2001 0.05m; 2000 0.2m). The weighted average subscription price of options outstanding at 31 December 2002 was £3.86.

notes relating to the accounts

Back to Contents

Contents to the Accounts

24	Reserves

	Share premium account	Retained earnings			Total
		Associates	Profit and loss account	Total
	£m	£m	£m	£m	£m

Group

Reserves attributable to parent company shareholders

At beginning of 2000 – as previously reported	588	26	(1,098)	(1,072)	(484)

Prior year adjustment			(42)	(42)	(42)

As restated†	588	26	(1,140)	(1,114)	(526)

Net profit (loss) for the financial year	–	(11)	(196)	(207)	(207)

Dividends (note 9)			(232)	(232)	(232)

Transfer of goodwill on disposals			41	41	41

Amounts taken direct to reserves

Share premiums – share option schemes	1				1

Exchange adjustments	–	(1)	(53)	(54)	(54)

	1	(1)	(53)	(54)	(53)

At beginning of 2001†	589	14	(1,580)	(1,566)	(977)

Net profit (loss) for the financial year	–	8	72	80	80

Dividends (note 9)			(116)	(116)	(116)

Transfer of goodwill on disposals			(8)	(8)	(8)

Amounts taken direct to reserves

Share premiums – share option schemes	–				–

Exchange adjustments	–	–	(71)	(71)	(71)

	–	–	(71)	(71)	(71)

At beginning of 2002†	589	22	(1,703)	(1,681)	(1,092)

Net profit (loss) for the financial year	–	(13)	192	179	179

Dividends (note 9)			(88)	(88)	(88)

Transfer of goodwill			22	22	22

Movement in reserves		2	(2)

Amounts taken direct to reserves

Share premiums – Rights Issue	344				344

Exchange adjustments	–	–	(57)	(57)	(57)

	344	–	(57)	(57)	287

At end of 2002	933	11	(1,636)	(1,625)	(692)

† The prior periods have been restated for the adoption of FRS No. 19 Deferred Taxation. This has resulted in a decrease in shareholders’ funds at 31 December 2001 of £81m (31 December 2000 – decrease £33m, 31 December 1999 – decrease £42m).

At the end of 2002, the cumulative goodwill offset against profit and loss account amounted to £4,027m (2001 £4,049m; 2000 £4,041m). The transfer of goodwill in 2001 relates to adjustments to the purchase price of the 1997 acquisitions. Included in this figure was negative goodwill the cumulative amount of which at 31 December 2002 was £1m (2001 £1m; 2000 £1m).

In the Group accounts, £157m of net exchange gains on foreign currency loans (2001 gains £8m; 2000 losses £128m) have been offset in reserves against exchange losses (2001 losses; 2000 gains) on the net investment in overseas subsidiaries and associates.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above statement of Group reserves. US GAAP – SFAS No.52, Foreign Currency Translation, requires the separate disclosure of the cumulative amount of the foreign currency translation effects on shareholders’ funds, as follows:

	2002	2001 (as restated – note 1)	2000 (as restated – note 1)
	£m	£m	£m

At beginning of year	(402)	(331)	(277)

Exchange adjustments	(57)	(71)	(54)

At end of year	(459)	(402)	(331)

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary undertakings or associates except as regards Huntsman International Holdings LLC, see note 17; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of associates at equity accounted value.

Back to Contents

Contents to the Accounts

24	Reserves (continued)

The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purpose of calculating the basis of the borrowing limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £2,970m at 31 December 2002 (2001 (restated – note 1) £2,693m; 2000 (restated – note 1) £2,680m).

	Share premium account	Profit and loss account	2002 Total	2001 Total †
	£m	£m	£m	£m

Company

Reserves

At beginning of year – as previously reported				2,859

Prior year adjustment (note 1)				47

As restated	589	1,952	2,541	2,906

Net profit (loss) for the year		236	236	(233)

Dividends		(88)	(88)	(116)

Amounts taken direct to reserves

Share premiums – Rights Issue	344		344	–

Exchange and other adjustments		33	33	(16)

	344	33	377	(16)

At end of year	933	2,133	3,066	2,541

†	The prior periods have been restated for the adoption of FRS No. 19 Deferred Taxation. This has resulted in a decrease in shareholders’ funds at 31 December 2001 of £1m (31 December 2000 – increase £47m).

By virtue of S230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.

25	Net cash inflow from operating activities

	2002	2001	2000
	£m	£m	£m

Trading profit	496	393	577

Exceptional charges within trading profit	–	143	–

Trading profit before exceptional items	496	536	577

Depreciation and amortisation of goodwill	233	246	268

Stocks (increase)/decrease	11	7	(6)

Debtors (increase)/decrease	(35)	65	(111)

Creditors increase/(decrease)	23	(120)	(12)

Other movements	(37)	(23)	(21)

	691	711	695

Outflow related to exceptional items	(68)	(74)	(109)

	623	637	586

Outflow related to exceptional items includes expenditure charged to exceptional provisions relating to business rationalisation and restructuring. The major part of the 2002 expenditure relates to provisions raised in prior years.

notes relating to the accounts

Back to Contents

Contents to the Accounts

26	Returns on investments and servicing of finance

	2002	2001	2000
	£m	£m	£m

Dividends received from other investments	–	–	3

Interest received	121	93	38

Interest paid	(285)	(280)	(256)

Dividends paid by subsidiary undertakings to minority shareholders	(21)	(20)	(15)

	(185)	(207)	(230)

27	Capital expenditure and financial investment
	2002	2001	2000
	£m	£m	£m

Purchase of tangible fixed assets	(219)	(235)	(284)

Sale of fixed assets	35	29	58

	(184)	(206)	(226)

28	Acquisitions
		2002 Total fair value	2001 Total fair value
		£m	£m

Subsidiary undertakings and operations

Fair value of net assets acquired		5	12

Goodwill acquired		1	43

Consideration for subsidiary undertakings and operations acquired		6	55

Investments in participating interests and other interests		44	41

		50	96

Less

Cash included in undertakings acquired		–	–

Cash consideration	– current year	50	96

	– deferred consideration	–	(4)

	– previous years’ acquisitions	4	17

		54	109

29	Management of liquid resources

	2002	2001	2000
	£m	£m	£m

Commercial paper	(2)	1	89

Bank deposits and certificates of deposit	(12)	254	(115)

Floating rate notes, medium-term notes, treasury bills	1	(2)	14

	(13)	253	(12)

Liquid resources are current asset investments held as readily disposable stores of value. In these accounts they comprise current asset investments and short-term deposits (note 17).

Back to Contents

Contents to the Accounts

30  Disposals

	2002 £m	2001 £m

Subsidiary undertakings and operations

Tangible fixed assets and investments	83	243

Net current assets	53	104

Provisions for liabilities and charges	(7)	(43)

Minority interests	(1)	(22)

Book value of net assets disposed	128	282

Disposal costs and provisions	73	22

Goodwill written back on disposal	22	–

Investments in participating interests	107	–

Repayment of loans	–	3

Profits less losses on disposals	74	(11)

Consideration received on prior year disposals	23	41

Non-cash consideration	(4)	(22)

	423	315

Outflow on divestment provisions	(133)	(298)

Cash consideration	290	17

Comprising inflow (outflow) arising on

current year’s disposals	360	96

previous year’s disposals	(70)	(79)

	290	17

During 2002 the Group received gross cash consideration of £423m (2001 £315m), primarily for disposals of operations £423m (2001 £312m) and £nil (2001 £3m) in respect of repayment of fixed asset investment loans. Of this amount, £133m (2001 £298m) was paid against ongoing disposal costs and provisions.

Disposals by the Group during 2002 included the sale of its catalyst business, Synetix, the 51% owned pharmaceutical business of ICI India, Security Systems and the UK Nitrocellulose and Energetic Technologies businesses. In addition, Irish Fertilizer Industries Limited, in which the Group has a 49% interest, went into liquidation during the year.

notes relating to the accounts

Back to Contents

Contents to the Accounts

31  Financing

		Financing – shares				Financing – debt					Total

		Shares issued by Company		Minorities*	Total	Loans	Short-term	Finance	Total
	notes	Share capital 23	Share premium 24			20	borrowings other than overdrafts 33	leases 35
		£m	£m	£m	£m	£m	£m	£m	£m		£m

At beginning of 2000		(728)	(588)	(34)	(1,350)	(2,899)	(54)	(10)	(2,963)		(4,313)

Exchange adjustments						(128)	8	(1)	(121)		(121)

Financing

New finance		–	(1)	–	(1)	(308)	(2,619)		(2,927)		(2,928)

Finance repaid						642	1,947	3	2,592		2,592

Cash flow		–	(1)	–	(1)	334	(672)	3	(335)		(336)

Acquisitions and disposals				(4)	(4)	(4)	(1)	1	(4)		(8)

Other movements		–	–	–	–	–	–	–	–		–

At beginning of 2001		(728)	(589)	(38)	(1,355)	(2,697)	(719)	(7)	(3,423)		(4,778)

Exchange adjustments						(34)	42	(1)	7		7

Financing

New finance		–	–	–	–	(512)	(4,625)		(5,137)		(5,137)

Finance repaid						288	4,925	1	5,214		5,214

Cash flow		–	–	–	–	(224)	300	1	77		77

Acquisitions and disposals				8	8	–	4	3	7		15

Other movements		–	–	(1)	(1)	–	(4)	–	(4)		(5)

At beginning of 2002		(728)	(589)	(31)	(1,348)	(2,955)	(377)	(4)	(3,336)		(4,684)

Exchange adjustments				3	3	157	(42)	1	116		119

Financing

New finance		(463)	(344)	–	(807)	(70)	(3,102)		(3,172	)†	(3,979)

Finance repaid						1,005	3,317	1	4,323	ø	4,323

Cash flow		(463)	(344)	–	(807)	935	215	1	1,151		344

Acquisitions and disposals		–	–	–	–	–	(1)	–	(1)		(1)

Other movements		–	–	(3)	(3)	–	–	(3)	(3)		(6)

At end of 2002		(1,191)	(933)	(31)	(2,155)	(1,863)	(205)	(5)	(2,073)		(4,228)

* Share capital element of minority interests.

			Repayment dates	Currency	Rate %	Amount £m

†	New finance	Bank loan	2003 – 2010	Various	Various	711

		Euro commercial paper	2003	Various	Various	1,350

		US commercial paper	2003	US$	Various	1,085

		Others				26

						3,172

ø	Finance repaid	Bank loan				641

		Euro dollar medium-term notes		US$	Various	10

		Euro commercial paper		Various	Various	1,488

		US commercial paper		US$	Various	1,238

		Others				946

						4,323

Back to Contents

Contents to the Accounts

32 Analysis of net debt

		Cash	Financing – debt					Current asset investments	Net debt

			Loans		Short-term borrowings other than overdrafts	Finance leases	Total
			Due after one year	Due within one year
	notes	1,33	20	20	33	35		17
		£m	£m	£m	£m	£m	£m	£m	£m

At beginning of 2000		222	(2,252)	(647)	(54)	(10)	(2,963)	394	(2,347)

Exchange adjustments		(2)	(132)	4	8	(1)	(121)	1	(122)

Cash flow		(14)	(99)	433	(672)	3	(335)	12	(337)

Acquisitions and disposals		–	–	(4)	(1)	1	(4)	3	(1)

Other non-cash changes		3	252	(252)	–	–	–	5	8

At beginning of 2001		209	(2,231)	(466)	(719)	(7)	(3,423)	415	(2,799)

Exchange adjustments		(8)	(32)	(2)	42	(1)	7	(2)	(3)

Cash flow		65	(161)	(63)	300	1	77	(253)	(111)

Acquisitions and disposals		(11)	–	–	4	3	7	–	(4)

Other non-cash changes		5	719	(719)	(4)	–	(4)	(1)	–

At beginning of 2002		260	(1,705)	(1,250)	(377)	(4)	(3,336)	159	(2,917)

Exchange adjustments		(5)	100	57	(42)	1	116	(12)	99

Cash flow		(8)	(28)	963	215	1	1,151	13	1,156

Acquisitions and disposals		(1)	–	–	(1)	–	(1)	–	(2)

Other non-cash changes		–	270	(270)	–	(3)	(3)	–	(3)

At end of 2002		246	(1,363)	(500)	(205)	(5)	(2,073)	160	(1,667)

33 Cash and short-term borrowings

	Cash at bank	Short-term borrowings (note 18)			Net total	Cash (at bank and overdrafts)

	£m	Overdrafts £m	Other £m	Total £m	£m	£m

At beginning of 2000	270	(48)	(54)	(102)	168	222

Exchange adjustments	(4)	2	8	10	6	(2)

Cash flow	(14)	–	(672)	(672)	(686)	(14)

Acquisitions and disposals	–	–	(1)	(1)	(1)	–

Other non-cash changes	3	–	–	–	3	3

At beginning of 2001	255	(46)	(719)	(765)	(510)	209

Exchange adjustments	(4)	(4)	42	38	34	(8)

Cash flow	62	3	300	303	365	65

Acquisitions and disposals	(14)	3	4	7	(7)	(11)

Other non-cash changes	2	3	(4)	(1)	1	5

At beginning of 2002	301	(41)	(377)	(418)	(117)	260

Exchange adjustments	(5)	–	(42)	(42)	(47)	(5)

Cash flow	(28)	20	215	235	207	(8)

Acquisitions and disposals	(1)	–	(1)	(1)	(2)	(1)

Other non-cash changes	–	–	–	–	–	–

At end of 2002	267	(21)	(205)	(226)	41	246

In the Statement of Group cash flow and related notes,“cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

Back to Contents

notes relating to the accounts

Back to Contents

Contents to the Accounts

34 Statement of Group cash flow: Basis of preparation

The Statement of Group cash flow is prepared in accordance with UK FRS No.1 (Revised 1996) – Cash Flow Statements, the objective of which is similar to that set out in the US Standard SFAS No. 95 – Statements of Cash Flows. The two statements differ, however, in their definitions of cash and their presentation of the main constituent items of cash flow.

The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2000, 2001 and 2002 and the movements during the years ending on those dates were as follows:

	2002 £m	2001 £m	2000 £m

Cash and cash equivalents

Cash	267	301	255

Investments and short-term deposits which were within 3 months of maturity when acquired	158	135	317

	425	436	572

Change in the balance of cash and cash equivalents

At beginning of year	436	572	454

Exchange adjustments	(12)	(3)	1

Cash inflow (outflow) during year	2	(119)	114

Acquisitions and disposals	(1)	(14)	3

At end of year	425	436	572

The format of the UK statement employs some nine headings compared with three in SFAS No. 95. The cash flows within the UK headings of “Operating activities”, “Dividends received from associates”, “Returns on investments and servicing of finance” and “Taxation” would all be included within the heading of “Net cash provided by operating activities” under SFAS No. 95. Likewise, the UK headings of “Capital expenditure and financial investment” and “Acquisitions and disposals” correspond with “Cash flows from investing activities” under SFAS No. 95, and “Equity dividends paid”, “Management of liquid resources” and “Financing” in the UK, subject to adjustments for cash equivalents, correspond with “Cash flows from financing activities” in the USA.

Back to Contents

Contents to the Accounts

35 Leases

	Total rentals under operating leases, charged as an expense in the profit and loss account

	Hire of plant and machinery	Other	Total
	£m	£m	£m

2002

Continuing operations	10	54	64

Discontinued operations	–	–	–

Total	10	54	64

2001

Continuing operations	11	58	69

Discontinued operations	–	–	–

Total	11	58	69

2000

Continuing operations	10	55	65

Discontinued operations	2	–	2

Total	12	55	67

	Land and buildings		Other assets

	2002 £m	2001 £m	2002 £m	2001 £m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	7	7	5	4

Expiring in years 2 to 5	15	18	14	14

Expiring thereafter	20	20	3	4

	42	45	22	22

	Operating leases		Finance leases

Obligations under leases comprise	2002 £m	2001 £m	2002 £m	2001 £m

Rentals due within 1 year	64	67	1	2

Rentals due after more than 1 year

From 1 to 2 years	51	56	1	1

From 2 to 3 years	41	43	1	1

From 3 to 4 years	30	33	1	–

From 4 to 5 years	23	26	–	–

After 5 years from balance sheet date	123	146	1	–

	268	304	4	2

	332	371	5	4

Less amounts representing interest			–	–

Present value of net minimum lease payments			5	4

Less current lease obligations			(1)	(2)

Non current lease obligations			4	2

Obligations under finance leases are included in other creditors (note 19).

The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

Back to Contents

notes relating to the accounts

Back to Contents

Contents to the Accounts

36   Employee numbers and costs

Average number of people employed by the Group

Classes of business
	2002	2001	2000

Continuing operations

International businesses

National Starch	9,710	10,110	10,570

Quest	4,690	4,720	4,580

Performance Specialties	3,800	4,120	4,140

Paints	15,740	15,900	16,760

	33,940	34,850	36,050

Regional and Industrial	3,690	4,490	4,970

Corporate

Board support	130	150	180

Group technical resources and other shared services	270	290	380

	38,030	39,780	41,580

Discontinued operations	–	–	4,350

	38,030	39,780	45,930

Geographic areas
	Continuing operations			Total

	2002	2001	2000	2002	2001	2000

United Kingdom	6,250	6,710	7,170	6,250	6,710	10,490

Continental Europe	6,340	6,550	6,850	6,340	6,550	7,250

USA	10,410	10,930	11,510	10,410	10,930	11,750

Other Americas	5,310	5,710	5,930	5,310	5,710	6,070

Asia Pacific	9,420	9,590	9,830	9,420	9,590	10,020

Other countries	300	290	290	300	290	350

Total employees	38,030	39,780	41,580	38,030	39,780	45,930

Number of people employed by the Group at the year end
	2002	2001	2000

Continuing operations	36,660	38,600	40,960

Discontinued operations	–	–	4,170

Total employees	36,660	38,600	45,130

Employee costs
	Continuing operations			Total

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Salaries	1,009	1,016	1,001	1,009	1,016	1,124

Social security costs	95	101	99	95	101	110

Pension costs	89	70	70	89	70	85

Other employment costs	27	31	29	27	31	31

	1,220	1,218	1,199	1,220	1,218	1,350

Less amounts allocated to capital	(4)	(1)	(2)	(4)	(1)	(2)

Severance costs charged in arriving at profit (loss) before tax	37	104	15	37	104	54

Employee costs charged in arriving at profit (loss) before tax	1,253	1,321	1,212	1,253	1,321	1,402

Back to Contents

Contents to the Accounts

37	Retirement benefits

The Group continues to report on employee retirement benefits in accordance with the UK Standard SSAP 24 – Accounting for Pension costs and, in respect of post-retirement healthcare in compliance with the sixth Abstract of the Urgent Issues Task Force – Accounting for Post-Retirement Benefits other than Pensions. In 2002, additional analysis is also provided in accordance with the Accounting Standard, FRS No. 17 – Retirement Benefits (FRS 17). Although none of the amounts calculated in accordance with this Standard requires to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure is being made progressively, by way of note, commencing during the year ending 31 December 2001 and will be complete by the year ending 31 December 2003.

Analysis is also provided in note 42 of the aggregate net periodic benefits cost and funded status of the Group’s major post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No.87 – Employers’ Accounting for Pensions, SFAS No.88 – Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No.106 – Employers’ Accounting for Post-Retirement Benefits other than Pensions and SFAS No.132 – Employers’ Disclosures about Pensions and Other Post-Retirement Benefits.

Pensions (SSAP 24)

Group
The Company and most of its subsidiaries operate retirement plans which cover the majority of employees (including Directors) in the Group. These plans are generally of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administered funds. Formal independent actuarial valuations of the Group’s main plans are undertaken regularly, normally at least triennially and adopting the projected unit method.

The actuarial assumptions used to calculate the projected benefit obligation of the Group’s pension plans vary according to the economic conditions of the country in which they are situated. The weighted average discount rate used in determining the actuarial present values of the benefit obligations was 6.0% (2001 6.1%). The weighted average expected long-term rate of return on investments was 6.1% (2001 6.3%). The weighted average rate of increase of future earnings was 4.0% (2001 4.1%).

The market value of the fund assets of these plans at the date of the latest actuarial valuations was sufficient to cover 99% (2001 99%) of the benefits that had accrued to members after allowing for expected future increases in earnings; their market value was £7,721m (2001 £7,843m).

The total pension cost for the Group for 2002 was £89m (2001 £70m; 2000 £85m). Accrued pension costs amounted to £9m (2001 £11m) and are included in other creditors (note 19); provisions for the benefit obligation of a small number of mainly unfunded plans amounted to £148m (2001 £179m) and are included in provisions for liabilities and charges – pensions (note 21). Prepaid pension costs amounting to £525m (2001 £510m) are included in debtors (note 16).

ICI Pension Fund The ICI Pension Fund accounts for approximately 87% of the Group’s plans in asset valuation and projected benefit terms.

From the date of the actuarial valuation of the ICI Pension Fund as at 31 March 1994 the Company has been making payments into the Fund to reflect the extra liabilities arising from early retirement as retirements occur. Based on a Funding Review as at 31 March 1997, the Company agreed to make six annual payments into the Fund of £100m per annum from 1998 through 2003, subject to a review in 2000. The latest actuarial valuation of the Fund, as at 31 March 2000, disclosed a solvency ratio of 98% and the Company has agreed to make a further six annual payments into the Fund of £30m per annum from 2001 to 2006, subject to a review in 2003. The deficit, together with the prepayment, is taken into account in arriving at the employer’s pension costs charged in the accounts by being amortised as a percentage of pensionable emoluments over the expected working lifetime of existing members. In 2002 this gave rise to a charge of £16m (2001 £13m).

Healthcare (UITF Abstract 6)
The Group provides in North America, and to a lesser extent in some other countries, certain unfunded healthcare and life assurance benefits for retired employees. At 31 December 2002 approximately 20,000 (2001 20,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

The total post-retirement healthcare cost for the Group for 2002 was £12m (2001 £10m; 2000 £13m) and the provision at the year end was £179m (2001 £199m).

The Group has adopted the measurement basis of the US Standard, SFAS No.106 – Employers’ Accounting for Post-Retirement Benefits other than Pensions as the basis of its UK GAAP reporting. Costs and provisions were determined on an actuarial basis. The assumptions relating to the US plans, which represent a substantial proportion on the Group total, are set out in the table on note 42.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed health care cost rates by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2002 by £11m (2001 £8m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2002 by £2m (2001 £1m).

Back to Contents

notes relating to the accounts

37 Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS 17)

The most recent actuarial valuations of the Group’s major defined benefit pension schemes and post-retirement healthcare schemes have been updated to 31 December 2002 to take account of the transitional requirements of FRS 17.

Financial assumptions to calculate the projected benefit obligations of Group schemes

The principal weighted average rates used were:

	2002 % p.a.	2001 % p.a.

Discount rate	5.7	6.0

Inflation rate	2.3	2.5

Long-term rate of increase in future earnings	3.8	3.9

Increase in pensions in payment	2.1	2.2

Post-retirement healthcare cost inflation rate	8.0	7.4

Expected rates of return, assets, liabilities and net (liabilities) assets
	At 31Dec 2002%	At 31Dec 2001%

Expected rates of return

Equities	8.6	7.8

Bonds	4.7	5.4

Other	5.5	6.9

	£m	£m

Assets in schemes

Equities	1,659	2,329

Bonds	5,216	5,191

Other	177	59

Total fair value of assets	7,052	7,579

Present value of scheme liabilities	7,866	8,078

Net (deficit) in the schemes	(814)	(499)

Less Unrecognisable surpluses	–	(12)

Net recognised (deficit)	(814)	(511)

Deferred tax asset	126	96 *

Net liabilities	(688)	(415)

Represented by

Deficits	(694)	(423)*

Surpluses	6	8

Analysis of net recognised (deficit)

ICI UK Pension Fund	(257)	(161)

Other funded pension schemes	(307)	(115)

Total funded schemes	(564)	(276)

Unfunded pension schemes	(75)	(79)

Post-retirement healthcare schemes	(175)	(156)

Total unfunded schemes	(250)	(235)

Net recognised (deficit)	(814)	(511)

Represented by

Deficits	(823)	(524)

Surpluses	9	13

* The prior period has been restated for the adoption of FRS No. 19 Deferred Tax resulting in an increase in the deferred tax asset of £38m.

Back to Contents

37  Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS 17) (continued)
Set out below is an analysis of the amounts that would be charged to the profit and loss account and the statement of total recognised gains and losses in respect of the Group’s major defined benefit pension and post-retirement healthcare schemes in accordance with the transitional requirements of FRS 17.

Analysis of the amounts that would be charged to profit and loss account in accordance with FRS 17

2002 £m

Current service cost	(60)

Past service cost	(5)

Previously unrecognised surplus from past service costs	2

Losses on curtailments	(44)

Gains on settlements	18

(89)

Other finance costs

Expected return on assets in schemes	454

Interest on liabilities in schemes	(468)

Restriction relating to recoverable surplus	1

Net finance cost	(13)

Amounts charged to the profit and loss account	(102)

Analysis of amount that would be recognised in statement of total recognised gains and losses in accordance with FRS 17

Actual return less expected return on assets (deficit)	(519)

Experience gains and (losses) arising on liabilities	201

Changes in demographic and financial assumptions underlying
the present value of the liabilities (deficit)	(89)

Adjustments to unrecognised scheme surplus	7

Net actuarial (loss) recognised in statement of total recognised gains and losses	(400)

Movement in net deficit during the year

2002 £m

Net recognised (deficit) at beginning of year	(511)

Movement in year:

Current service cost	(60)

Past service costs	(5)

Previously unrecognised surplus from past service costs	2

Losses on curtailments	(44)

Gains on settlements	18

Net finance cost	(13)

Contributions	161

Actuarial loss	(400)

Exchange adjustment gains	38

Net (deficit) at end of year	(814)

The difference between the expected and actual return on assets was a deficit of £519m or 7% of the scheme assets at 31 December 2002. The experience gains arising on scheme liabilities were £201m or 3% of scheme liabilities at 31 December 2002. The net actuarial loss was £400m or 5% of the scheme liabilities at 31 December 2002.

notes relating to the accounts

Back to Contents

Contents to the Accounts

38  Financial risk management

The Group’s treasury objectives and policies are discussed in the Operating and Financial Review on pages 23 to 25.

(a)  Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2002, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and Financial Review on pages 23 to 24.

Financial assets

		2002				2001

	At fixed interest rates £m	At floating interest rates £m	Interest free £m	Total £m	At fixed interest rates £m	At floating interest rates £m	Interest free £m	Total £m

Current asset investments, short-term
deposits and cash

Sterling	–	–	63	63	–	21	23	44

US Dollar	–	16	52	68	–	13	77	90

Euro	–	3	38	41	–	7	79	86

Japanese Yen	–	–	2	2	–	–	5	5

Other currencies	–	35	109	144	–	14	117	131

	–	54	264	318	–	55	301	356

Fixed asset investments and debtors due after more than one year

Sterling				4				70

US Dollar				38				264

Euro				2				5

Other currencies				4				2

Total financial assets				366				697

At 31 December 2002 the financial assets of the Group comprised:

Investments in participating and
other investments

Loans to associates				–				210

Other investments

Shares				17				16

Loans				–				61

Debtors due after more than one year				31				54

Current asset investments and short-term deposits				160				159

Cash				267				301

Less financial assets of insurance subsidiaries				(109)				(104)

Total financial assets				366				697

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 month to 6 months by reference to the relevant inter-bank rate.

Back to Contents

38  Financial risk management (continued)

(a)  Interest rate risk (continued)
Financial liabilities

		2002			2001

	At fixed interest rates £m	At floating interest rates £m	Total £m	At fixed interest rates £m	At floating interest rates £m	Total £m

Sterling	48	11	59	170	(283)	(113)

US Dollar	475	727	1,202	661	1,449	2,110

Euro	75	226	301	61	585	646

Japanese Yen	257	93	350	227	176	403

Other currencies	31	167	198	97	266	363

	886	1,224	2,110	1,216	2,193	3,409

At 31 December the financial liabilities of the Group comprised:

Short-term borrowings	226	418

Current instalments of loans	500	1,250

Loans	1,363	1,705

Other creditors due after more than one year

Environmental liabilities	1	5

Other creditors	17	29

Finance leases	3	2

Less financial liabilities of insurance subsidiaries	–	–

	2,110	3,409

The applicable weighted average interest rates for fixed rate financial liabilities are: Sterling 7.9% (2001 7.8%); US dollar 6.7% (2001 6.7%); Euro 4.7% (2001 4.4%); Japanese yen 0.7% (2001 0.7%); other currencies 14.6% (2001 15.6%).

The applicable weighted average period for which rates are fixed are: Sterling 4 years (2001 4 years); US dollar 4 years (2001 3 years); Euro 5 years (2001 5 years); Japanese yen 3 years (2001 3 years) and other currencies 2 years (2001 2 years).

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and liabilities.

(b) Currency exposures on monetary assets and liabilities
As explained in the Operating and Financial Review, on page 23, the Group’s policy is, where practicable, to hedge all exposures on monetary assets and liabilities. As a result there are no significant non functional currency exposures.

(c) Maturity of financial liabilities
The maturity profile of the Group’s financial liabilities, as defined in section (a) above, at 31 December 2002 was as follows:

	2002 £m	2001 £m

In one year or less	726	1,668

In more than one year but not more than two years	548	366

In more than two years but not more than five years	792	860

In more than five years	44	515

	2,110	3,409

Back to Contents

notes relating to the accounts

38 Financial risk management (continued)

(d) Borrowing facilities
Committed facilities available to the Group at 31 December 2002 in respect of which all conditions precedent had been met at that date were as follows:

	2002 £m	2001 £m

Expiring in one year or less	201	512

Expiring in more than one year	883	–

Expiring in more than two years	425	1,232

	1,509	1,744

(e) Net debt management
The Group manages the currency and interest rate exposure which arises on borrowings and cash not immediately required by the business on a net basis through the use of currency swaps, forward exchange contracts, interest rate swaps and interest rate caps.

The most significant consequences of this approach are:

–	to manage the currency exposures arising from loans by holding cash and through currency swaps.

–	to reduce the proportion of the Group’s fixed interest rate liabilities arising from loans through the use of fixed to floating rate swaps.

The financial instruments used in debt management are accounted for as described in the Group’s accounting policies on pages 50 and 51.

The notional principal amounts and fair values, net of associated hedges, of the Group’s financial assets and financial liabilities were as follows:

	Notional principal amounts At 31 December		Carrying values* At 31 December		Fair values* At 31 December

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Interests in participating and other investments – other investments†	17	287	17	287	17	287

Current asset investments and short-term deposits†	54	55	54	55	54	55

Cash†	264	301	264	301	264	301

Other financial assets†	31	54	31	54	31	54

Short-term borrowings	(224)	(418)	(226)	(418)	(224)	(425)

Loans	(1,850)	(2,965)	(1,848)	(2,963)	(2,010)	(3,077)

Other financial liabilities†	(21)	(36)	(21)	(36)	(21)	(36)

Currency swaps	(814)	(849)	(15)	8	27	38

Interest rate swaps	3,485	4,377	–	–	36	68

Interest rate caps	–	1,945	–	–	–	–

Total net liabilities			(1,744)	(2,712)	(1,826)	(2,735)

Financial assets			366

Financial liabilities			(2,110)

			(1,744)

*	( ) = liability
†	The Group has assumed that the fair value approximates to the carrying value.

The fair value of the Group’s long-term publicly quoted debt is based upon quoted market prices. The fair value of the Group’s non-publicly quoted debt, all swaps, and caps have been estimated from discounted anticipated cash flows utilising a zero coupon yield curve.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2002 of £1,067m arose from the net repayment of loans (£966m), favourable movements on foreign exchange (£152m) and adverse movements due to changes in interest rates (£51m).

A portfolio approach is adopted to create the Group’s target proportion of fixed and floating rate debt by currency. The maturity profile of the net fixed rate exposure is spread over several years to reduce re-pricing risk. Short term borrowings include balances relating to forward exchange contracts. These balances are further analysed in section (g).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

Back to Contents

38 Financial risk management (continued)

(e) Net debt management (continued)
The Group is exposed to credit related losses in the event that counterparties to off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy parties and the Group does not expect any significant loss to result from non-performance. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at 31 December 2002.

At 31 December 2002 the aggregate value of all financial instruments with a positive fair value (assets) was £62m for currency swaps, £96m for interest rate swaps, £12m for forward contracts, nil for interest rate caps and £2m for currency options.

There were no net material gains or losses deferred at 31 December 2002 (2001 nil).

(f) Hedges
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2002			2001

	Fair value assets £m	Fair value liabilities £m	Total net assets/ liabilities £m	Fair value assets £m	Fair value liabilities £m	Total net assets/ liabilities £m

Unrecognised gains and losses on hedges at 1 January	429	(289)	140	107	(79)	28

Gains and losses arising in previous years that were recognised

during the year	(102)	3	(99)	(23)	7	(16)

Gains and losses arising before 1 January that were not

recognised during the year	327	(286)	41	84	(72)	12

Gains and losses arising in the year that were not

recognised during the year	(155)	180	25	345	(217)	128

Unrecognised gains and losses on hedges at 31 December	172	(106)	66	429	(289)	140

Of which:

Gains and losses expected to be recognised within 1 year	44	(21)	23	102	(3)	99

Gains and losses to be recognised after more than 1 year	128	(85)	43	327	(286)	41

	172	(106)	66	429	(289)	140

Back to Contents

Contents to the Accounts

notes relating to the accounts

38 Financial risk management (continued)

(g) Currency management
The Group hedges its net transactional currency exposure arising on stocks, trade debtors and creditors (trade working capital) fully through the use of forward foreign exchange contracts. The Group selectively hedges its anticipated currency cash flow exposures for up to 12 months ahead through the use of forward foreign exchange contracts and selective purchase of currency options.

Surplus funds are invested in instruments in a variety of currencies. Forward foreign exchange contracts are used to hedge these back to the currencies that are appropriate for the net debt portfolio.

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 50 and 51.

The notional principal amounts and fair values of forward exchange contracts used in currency management are as follows:

	Notional principal amounts At 31 December		Carrying values* At 31 December		Fair values* At 31 December

	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m

Hedging working capital			1	1	1	1

Forward contracts to buy currency	99	86

Forward contracts to sell currency	(96)	(85)

Hedging anticipated cash flows			6	1	6	1

Currency contracts to buy currency	97	135

Currency contracts to sell currency	(88)	(133)

Hedging debt			(4)	39	(4)	32

Forward contracts to buy currency	617	1,445

Forward contracts to sell currency	(620)	(1,409)

* ( ) = liability

The carrying values of currency hedging instruments do not materially differ from the fair values based on quoted market prices.

(h) Management of current asset investments
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group’s balance sheet. Investments are classified as ‘available for sale’.

The Group’s exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive fair value.

39 Statutory and other information

Remuneration of the Auditor charged in the Group accounts for the statutory audit was £2.8m (2001 £2.8m; 2000 £2.9m); fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group during 2002 totalled £3.3m (2001 £3.1m; 2000 £5.1m) of which £2.1m (2001 £0.9m; 2000 £1.8m) was for audit related services, principally in connection with the Rights Issue and divestment transactions, £1.1m (2001 £1.8m; 2000 £0.7m) was for taxation services, and £0.1m (2001 £0.4m; 2000 £2.6m) was for other services.

The remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2002 amounted to £61,000 (2001 £66,000; 2000 £60,000).

Included in debtors in 2000 and 2001 was an interest free loan of £7,000 to Dr J D G McAdam. This was repaid during 2002.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, a subsidiary has guaranteed a housing loan for an officer to the extent of £131,000 (2001 £123,000; 2000 £126,000).

Back to Contents

Contents to the Accounts

40 Commitments and contingent liabilities

	Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	23	28	2	1

Expenditure authorised but not yet contracted	140	118	5	11

	163	146	7	12

Contingent liabilities existed at 31 December 2002 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2002 (2001 £nil); the maximum contingent liability for the Company, mainly on guarantees of borrowing by subsidiaries, was £1,441m (2001 £2,308m).

The Group is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate, however provisions have been established at 31 December 2002 in accordance with the Group’s accounting policy noted on page 51. It is believed that, taking account of these provisions, the cost of addressing currently identified environmental obligations is unlikely to impair materially the Group’s financial position and results of operations.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages.

The cases presently pending against Glidden include: a suit filed in 1989 by the New York City Housing Authority in New York state court seeking the removal of all lead-based paint from two housing projects; a purported statewide personal injury class action filed in 1998 on behalf of all lead poisoned children in New York state court; a personal injury suit filed in 1999 on behalf of six lead poisoned minors in state court in Maryland, and a personal injury action filed in 2002 on behalf of a lead poisoned adult in state court in Mississippi. Five other individual personal injury actions were filed in 2000 and 2001 against Glidden and other members of the lead industry in Maryland state court, however, these actions have not been served on any of the defendants and no activity is expected for the foreseeable future. One additional personal injury action was filed in late 2002 in New York state court but Glidden has not been served in that case.

Glidden has been dismissed from seventeen cases in 2002 and was not named as a defendant in more than two dozen lead paint lawsuits filed this year. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to vigorously defend all actions.

ICI Chemicals & Polymers Limited (C&P), a subsidiary, is involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (Polyprima). Fees due under these arrangements are being claimed against Polyprima who, in response, has claimed damages totalling up to $130m for alleged breach of contract, alleged fraud, deceit, misrepresentation and concealment, allegations which C&P rejects and intends to resist vigorously, C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and the decision of the tribunal is awaited.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, arising out of the normal course of business. The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which we have given to other parties in these transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which we exited as part of our disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (TGT) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (Enron) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by the Company and Enron (the present value of the commitment guaranteed by the Company is estimated at £163m). On the sale of the Group’s interest in TGT to Enron the Company received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (TPL) was sold on 31 December 1998 to Enron Teesside Operations Ltd (ETOL). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and the Company had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, the Company received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of the Company’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. The present value of this commitment is estimated at £285m. The subsidiaries from which the Company has indemnities are currently operating. The numbers quoted above are current estimates of the Company’s maximum potential liability.

Back to Contents

Contents to the Accounts

notes relating to the accounts

40 Commitments and contingent liabilities (continued)

In connection with the disposal of the Group’s Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has made a £65 million claim against the Group relating to expenditure allegedly required in relation to the Runcorn site, which the Group is disputing. As yet, legal proceedings have not been commenced by Ineos Chlor but it is possible that they will be in the near future.

Ineos Chlor has also approached the UK Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and the Group. ICI has received reports that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure was to occur, a number of Chlor-Chemicals contracts in the Group’s name which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to the Group or be accelerated.

In connection with the sale of the Chlor-Chemicals business, the Group agreed to provide or guarantee up to £100m of future financing to Ineos Chlor. These facilities were available at market related rates, for 5 years and may, if necessary, be extended for a further 2 years. As at 31 December 2002 Ineos Chlor had borrowed £70 million from the Company under these facilities. In addition the book value of the PIK notes which the Group received from Ineos Chlor as part of the consideration for the sale was £29 million at 31 December 2002. Whilst the Group has not waived Ineos Chlor’s obligations in respect of the loan facility or PIK notes, discussions to date with Ineos Chlor indicate that some uncertainty exists as to the extent to which and period over which these amounts will be recovered. As a result, as mentioned in note 3(g) on page 58 the Group has provided for these amounts.

The loan facilities together with Ineos Chlor’s obligation to assume various Chlor-Chemicals contracts are secured in favour of the Group. While any of these liabilities remain outstanding, the Group has certain rights under a shareholders’ agreement including, in the event of an Ineos Chlor default, the right, for no consideration, to take control of Ineos Chlor if the Group judges that it is in its best interests to do so. The Group’s 15% shareholding in Ineos Chlor Limited, is subject to put and call options in certain circumstances.

The only significant take-or-pay contract entered into by subsidiaries is the purchase of electric power, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment at the year end is estimated at £162m.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, liquidity and financial position.

41 Related party transactions

The following information is provided in accordance with FRS No. 8 – Related Party Transactions, as being material transactions with related parties during 2002.

Related party: Huntsman International Holdings LLC (HIH), disclosed as a principal associate during the year.

Transactions:

a)   Sales of naphtha and condensate to HIH amounted to £127m (2001 £152m; 2000 £201m).

b)   Purchase of ethylene and titanium dioxide from HIH amounted to £149m (2001 £177m; 2000 £153m).

c)   Amounts payable by the Group relating to the above transactions at year end amounted to £2m (2001 debtor £1m; 2000 debtor £1m).

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 75.

Transactions:

a)   Insurance claims settled by IC Insurance Ltd with ICI amounted to £nil (2001 £nil; 2000 £0.2m).

b)   Funds on deposit with ICI Finance PLC amounted to £10m (2001 £10m; 2000 £10m).

Related party: Irish Fertilizer Industries Ltd, an equity accounted associate in Ireland, which went into liquidation during the year.

Transactions: Loans totalling £5.6m (2001 £5m; 2000 £5m) have been provided to the associate by ICI. The maximum amount outstanding during 2002 was £5.6m. Interest is payable at a rate of 72.37 basis points above the prevailing 2 year fixed rate.

ICI has also provided the associate with a revolving credit facility under which £5.6m (2001 £3.1m; 2000 £nil) has been borrowed. The maximum amount outstanding during 2002 was £5.6m. Interest is payable at a rate of 150 basis points above the prevailing 1 month Euro LIBOR rate.

The loans to the company have been written off during 2002 (see Note 3, footnote (c)).

106   ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Back to Contents

Contents to the Accounts

42   Differences between UK and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a)  Accounting for pension costs

There are five significant differences between UK GAAP under SSAP 24 and US GAAP in accounting for pension costs:

(i) SFAS No. 87 Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the main UK retirement plans, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

(ii) SFAS No. 87 requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(iii) SFAS No. 87 mandates a particular actuarial method – the projected unit credit method – and requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised.

(iv) Under SFAS No. 87 a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the Group’s policy is to not recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(v) SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognised gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognised over the expected service life of the remaining employees.

(b) Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles

In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalised and amortised. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.	Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalised and amortised through charges against income over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortised to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalised goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortised over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill is no longer amortised on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise (see section (l) below).

(c) Capitalisation of interest

There is no requirement in the UK to capitalise interest and the Group does not capitalise interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’equity to recognise at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes, are recognised in the balance sheet at fair value, with changes in the fair value recognised in net income.

Back to Contents

notes relating to the accounts

42   Differences between UK and US accounting principles (continued)

(e) Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria be met before restructuring costs can be recognised as an expense. Among these criteria is the requirement that all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date. Under US GAAP voluntary severance benefits are accrued when the terms are accepted by the individual employee. Also, to the extent restructuring costs are related to the activities of the acquired company, US GAAP allows them to be recognised as a liability upon acquisition, provided certain specific criteria are met, whereas UK GAAP does not. Accordingly, timing differences arise between the UK GAAP and US GAAP recognition of such costs. SFAS No. 146 will be adopted from 1 January 2003 (see section (m) below).

(f) Foreign exchange

Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations

Prior to the adoption of SFAS No. 144 Accounting for the Impairment or Disposal of Long Lived Assets, as described below, the criteria for treatment of a disposal as a discontinued operation under US GAAP was different from the criteria under UK GAAP. A description of the UK GAAP criteria and a list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1. No businesses met the criteria for discontinued operations under US GAAP. On 1 January 2002 the Group adopted SFAS No. 144. SFAS No. 144 requires the disposal of a component of an enterprise meeting certain conditions, and which comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, be disclosed as a discontinued operation. Under US GAAP, the Synetix disposal meets these conditions and, therefore, Synetix is classified as a discontinued operation. Accordingly, under US GAAP, the results of the operations and the gain on the disposal of Synetix are classified within discontinued operations. Prior period results have been restated. Under US GAAP, the gain on sale in 2002 amounted to £107m and Synetix sales were £121m, £143m and £125m for 2002, 2001 and 2000 respectively. Additionally, UK GAAP sets out that for an operation to be treated as discontinued its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. The Synetix disposal does not meet these requirements and has been classified as continuing under UK GAAP.

In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos-Chlor business, the entity should not be deconsolidated. US GAAP accounting for the Chlor-Chemicals business may therefore differ from that under UK GAAP and may involve applying an equity method of accounting for any future losses that may arise up to the full amount of the Group’s investment and committed funding. The approximate gross assets and gross liabilities of Chlor-Chemicals are £155m and £155m respectively under UK GAAP at 31 December 2002.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to the same counterparty, for completion by 15 May 2003. A substantial deposit was received on the sale of the Notes (£109m), but none in respect of the equity which is therefore regarded as an option for US GAAP purposes. The sale of the HIH Notes is at a loss to the Group, while the equity transaction, if consummated under the agreed terms, will result in a gain in excess of the loss on the HIH Notes. The Group believes it is highly likely that both transactions will be completed and, accordingly, under UK GAAP, the Group has not recognised the loss on the HIH Notes, of approximately £40m nor the estimated net overall gain of approximately £55m and has discontinued the application of the equity method of accounting for its investment in HIH to reflect the change in economic benefits. Further explanation of the accounting for this complex transaction under UK GAAP is given in Note 17.

Under US GAAP, the Notes transaction and the potential equity transaction have been accounted for as separate transactions since they are not interdependent. Accordingly, under US GAAP, a loss has been recognised on the sale of the HIH Notes (approximately £40m), and the gain on the equity transaction (approximately £95m) will be recognised when it occurs. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognise its proportionate share of HIH’s operating results. The equity accounted results from 18 June 2002 (a pre-tax loss of £10m) have been included in the US GAAP net income reconciliation.

(h) Employee share trust arrangements

An employee share trust has been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the Company’s Ordinary Shares held by the employee share trust are included at the lower of cost and estimated net realisable value in fixed asset investments. Under US GAAP, such shares are treated as treasury stock and included in shareholders’ equity at historic cost.

(i) Ordinary dividends

Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders' equity upon declaration of the dividend.

(j) Taxation

The Group adopted FRS No. 19 Deferred Tax in 2002 for UK GAAP purposes. Consequently, the consolidated financial statements as of 31 December 2001 and 2000, and the three year period ended 31 December 2002 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 requires that full provision for deferred tax is recognised in the financial statements. The adoption of FRS 19 has eliminated most of the differences that previously existed between UK GAAP and US GAAP. As a result, the adjustment for taxation now primarily relates to the tax effect of other US GAAP adjustments.

Back to Contents

42   Differences between UK and US accounting principles (continued)

(k) Share compensation expense

In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Following the issue of EITF 00–23, Issues Related to the Accounting for Share Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the cost of the 2002 grant under the Group’s UK Sharesave scheme is treated in accordance with all other plans. At 31 December 2002, the Group had a number of share-based compensation plans, which are described in note 23 of the Group’s financial statements. The Group recognises compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25. Had compensation costs for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123 Accounting for Stock-Based Compensation, the Group’s net income of £9m in 2002 would have been reduced to £3m. The basic earnings per share as reported of 0.8p would be 0.3p on a proforma basis (2001 restated 1.5p would be 0.5p; 2000 no material difference).

(l) New US Accounting Standards implemented in the period

SFAS No. 142 Goodwill and Intangible Assets

In June 2001, the FASB issued SFAS No. 142, Goodwill and Intangible Assets, which superseded APB 17, Intangible Assets. SFAS No. 142 eliminated the previous requirement to amortise goodwill and intangible assets. Upon adoption of SFAS No.142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. The test for intangible assets with indefinite useful lives and of goodwill must be carried out annually. In addition, the useful economic lives of definite life intangibles are to be reviewed. Any impairment loss identified on the date of adoption of SFAS No. 142 is accounted for as a cumulative effect of change in accounting principle.

The Group adopted the requirements of SFAS No. 142 on 1 January 2002, when the Group had unamortised goodwill of £3,757m and intangible assets with a gross carrying amount of £300m less accumulated amortisation of £135m, under US GAAP. The definite life intangible assets are being amortised over a period of 10 years (amortisation expense for the period £30m). Amortisation of intangible assets with indefinite useful lives and goodwill ceased from 1 January 2002, resulting in an increase in US GAAP net income of £131m (basic earnings per Ordinary Share 11.8p, diluted earnings per Ordinary Share 11.7p). If the standard had been applied in the year ended 31 December 2001 and 2000 US GAAP net income would have been £134m (EPS 15.4p higher – basic and diluted) higher (2000 £126m, and 14.5p higher – basic and diluted).

The goodwill balance under US GAAP at 31 December 2002 amounted to £3,507m (2001: £3,757m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows: National Starch £1,967m (2001: £2,038m), Quest £742m (2001: £770m), Performance Specialties £256m (2001: £280m), Paints £523m (2001: £662m) and Regional and Industrial £19m (2001: £7m).	The significant movements in the period include the impairment of the goodwill relating to Paints Latin America (£122m) as described below, the disposal of Synetix and the related goodwill (£13m) and exchange.

In the period to 31 December 2002, an impairment of £122m was recognised, representing the entire goodwill in the Paints Latin America reporting unit. Under UK GAAP, the majority of the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. This impairment resulted from the current difficult economic environment in the region and has been disclosed in the US GAAP reconciliation under the heading “Purchase accounting adjustment”.

The fair value of the reporting unit, as required under the first stage of impairment in SFAS No.142, was calculated using a present value technique. This involved discounting the future cash flows of the reporting unit at an appropriate risk adjusted discount rate for the region. In calculating the fair value, significant management judgement was applied for example, the quantification of the underlying cash flows of the reporting unit including terminal growth values and the selection of an appropriate discount rate. As the fair value of the reporting unit was less than its book value, a second stage was performed which compared the fair value of the unit’s goodwill to the book value of its goodwill. Fair value procedures similar to those used in a business combination were used in this stage.

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net cash flows expected to be generated by the asset. SFAS No. 144 requires companies to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale.

The Group was required to adopt the provisions of SFAS No. 144 from 1 January 2002 but there were no events or changes in circumstances which indicated that the carrying values of assets might not be recoverable nor components of the Group’s operations disposed of (by sale, abandonment, or in a distribution to owners) or classified as held for sale which required to be disclosed except as disclosed in section (g).

EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor s Products)

EITF 01–09 was issued in November 2001 by the Emerging Issues Task Force (EITF). The pronouncement codifies and reconciles the consensus reached on EITF 00-14, 00-22 and 00-25, which addresses the recognition, measurement and profit and loss account classification of certain selling expenses. The adoption of this issue has resulted in the reclassification of certain selling expenses including sales incentives, slotting fees, buydowns and distributor payments from cost of sales and administrative expenses to a reduction in sales. The Group has calculated that the adoption of EITF 01-09 in the year ended 31 December 2002 decreased sales and cost of sales/administrative expenses as reported under UK GAAP by £55m (2001 £50m, 2000 £52m). The adoption of EITF 01-09 had no effect on trading profit.

Back to Contents

notes relating to the accounts

42   Differences between UK and US accounting principles (continued)

(m)  New US Accounting Standards and pronouncements not yet effective

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is applicable for 2003. The Group has not yet completed evaluating the effect of this standard on its financial statements.

SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities, requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No.6 - Elements of Financial Statements. SFAS No. 146 superseded EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity initiated after 31 December 2002. Restatement of prior periods is not required. Since SFAS No. 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS No.146 cannot be determined in advance.

FASB Interpretation No. 45,Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued in November 2002. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. There are a number of contracts relating to businesses which we exited as part of our disposal	programme which have not been novated to the purchasers of these businesses. Note 40 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in Note 40, with terms ranging between 1 to 15 years, amounted to £1,217m at 31 December 2002. After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £311m.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective fiscal years ending after 15 December 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Group has not decided yet if it will adopt either of the transition method alternatives of SFAS No.148.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, was issued in January 2003. The interpretation addresses consolidation by business enterprises of variable interest entities and requires such entities to be consolidated, even if it is not controlled as a subsidiary, if the equity investor is subject to a majority of the risk of loss from the variable interest entity’s activities. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after 31 January 2003 and apply to older entities from 15 June 2003. The Group does not expect the impact of FIN No. 46 to have an impact on its financial statements.

Back to Contents

42 Differences between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP:

	2002	2001	2000
		(as restated – note 1)	(as restated – note 1)
	£m	£m	£m

Net income (loss) after exceptional items – UK GAAP	179	80	(207)

Continuing operations	166	91	267

Discontinued operations	13	(11)	(474)

Adjustments to conform with US GAAP

Pension expense	(14)	(37)	(108)

Purchase accounting adjustments

Amortisation/impairment of goodwill and amortisation of intangibles	(117)	(127)	(123)

Disposals and other adjustments	12	–	6

Other disposal adjustments	(43)	10	(9)

Employee share trust arrangements	–	22	2

Capitalisation of interest less amortisation and disposals	(5)	(2)	(18)

Derivative instruments and hedging activities	(41)	49	(8)

Restructuring costs	(6)	5	(19)

Foreign exchange	–	–	(14)

Share compensation expense	(3)	1	(5)

Others	(2)	2	2

Tax effect of US GAAP adjustments	49	10	45

Total US GAAP adjustments	(170)	(67)	(249)

Net income (loss) – US GAAP	9	13	(456)

Continuing operations†	(107)	(4)	(467)

Discontinued operations†	116	17	11

	pence	pence	pence

Basic and diluted net earnings (net loss) per Ordinary Share in accordance with US GAAP	0.8	1.5	(52.5)

Continuing operations†	(9.6)	(0.5)	(53.8)

Discontinued operations†	10.4	2.0	1.3

†  2001 and 2000 have been restated to classify Synetix as a discontinued operation under US GAAP.

The effect on earnings per £1 Ordinary Share of the exercise of all outstanding options (note 23) would not be material.

For US GAAP, the segmentation follows that of UK GAAP with the exception of adjustments made between Continuing and Discontinued operations so that the segmentation under US GAAP satisfies APB 30.

For the purposes of segmental disclosures under UK GAAP, reference should be made to page 59 where there is a description of each class of business.

Back to Contents

notes relating to the accounts

42 Differences between UK and US accounting principles (continued)

	Balance sheet line item	2002	2001 (as restated – note 1)
	note*	£m	£m

Shareholders’ funds – equity, as shown in the Group Balance sheet – UK GAAP		499	(364)

Adjustments to conform with US GAAP

Pension costs	2	(525)	(510)

Pension costs	4	(425)	(26)

Purchase accounting adjustments, including goodwill and intangibles	1	3,109	3,320

Disposal accounting adjustments	4	(71)	(28)

Capitalisation of interest less amortisation and disposals	1	36	43

Derivative instruments and hedging activities	2	(14)	41

Restructuring provision	4	1	7

Employee share trust arrangements	1	(30)	(30)

Ordinary dividends	3	52	72

Other	3	(6)	(4)

Deferred taxation and tax effects of US GAAP adjustments	4	(482)	(569)

Deferred taxation and tax effects of US GAAP adjustments	2	661	616

Total US GAAP adjustments		2,306	2,932

Shareholders’ equity in accordance with US GAAP		2,805	2,568

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP: 1 Fixed assets; 2 Debtors; 3 Creditors; 4 Provision for liabilities and charges.

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 – Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of total recognised gains and losses in note 24 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) in the next section of this note.

Pensions and other post-retirement benefits (US GAAP)
For the purposes of the disclosure in accordance with US GAAP, the pension cost of the major UK retirement plans and of the retirement plans of the major non-UK subsidiaries have been presented in the following tables, on a Group basis, in accordance with the requirements of SFAS No. 87 Accounting for Pensions and of SFAS No. 132 – Employers’ Disclosures about Pensions and Other Post-Retirement Benefits. The actuarial liabilities of these plans comprise a substantial portion of the Group total.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used in the Group’s major pension plans for SFAS No. 87 purposes in the Group are shown in the table below, together with the assumptions relating to other post-retirement benefit plans.

	Pension benefits		Other post-retirement
			benefits

	2002	2001	2002	2001
	%	%	%	%

Discount rate	5.7	5.9	6.8	7.4

Expected long-term rate of return on assets	5.2	5.9

Long-term rate of increase in remuneration	3.8	4.0

Initial post-retirement benefits trend rateø			8.0-5.0ø	7.5-4.0

ø	Assumed to decrease gradually to 5.0% by the year 2008 and remain at that level thereafter.

The net periodic benefit cost for the major retirement plans under SFAS No. 87 and SFAS No. 88, and in respect of other post-retirement benefits SFAS No. 106, comprised:

	Pension benefits			Other post-retirement benefits

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	59	61	75	3	4	4

Interest cost	456	462	452	12	12	12

Expected return on plan assets for period	(458)	(487)	(540)	–	(1)	–

Amortisation of prior service cost	15	15	23	–	(1)	–

Amortisation of transition amount	3	3	3	–	–	–

Recognised net actuarial loss	6	18	7	–	(1)	(1)

Recognised on termination/curtailment/settlement benefits	28	49	144	(3)	(3)	(2)

Net periodic benefit cost	109	121	164	12	10	13

The net periodic benefit cost includes £27m (2001 £51m) for contractual terminations which are included within the relevant UK  GAAP statutory  headings.

Back to Contents

42   Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits (continued)
The funded status of the Group’s major post-retirement plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No.106 is as follows:

	Pension benefits		Other post-retirement benefits

	2002 £m	2001 £m	2002 £m	2001 £m

Change in benefit obligations

Benefit obligation at beginning of year	7,970	8,045	178	178

Service cost	59	61	3	4

Interest cost	456	462	12	12

Participants’ contributions	5	5	–	–

Plan amendments	–	1	3	(5)

Actuarial loss (gain)	(139)	(86)	36	3

Divestitures	(16)	(8)	(1)	(3)

Settlements	(60)	(32)	–	–

Termination benefits	46	51	–	–

Exchange	(55)	6	(19)	3

Benefit payments	(518)	(535)	(16)	(14)

Benefit obligation at end of year	7,748	7,970	196	178

Change in plan assets

Fair value of plan assets at beginning of year	7,569	8,159	10	10

Actual return on plan assets	(60)	(162)	–	2

Business combinations	–	–	–	–

Divestitures	(9)	(6)	–	–

Settlements	(39)	(27)	–	–

Employer’ s contributions	142	124	13	12

Participants’ contributions	5	5	–	–

Exchange	(41)	11	(1)	–

Benefit payments	(518)	(535)	(16)	(14)

Fair value of plan assets at end of year	7,049	7,569	6	10

Funded status

Funded status at end of year	(699)	(401)	(190)	(168)

Unrecognised net actuarial loss (gain)	684	327	15	(23)

Unrecognised transition amount	24	35	–	–

Unrecognised prior service cost	25	48	(4)	(8)

Other	3	(5)	–	–

Net amount recognised	37	4	(179)	(199)

Prepaid benefit cost	10	8	–	–

Accrued benefit cost	(509)	(197)	(179)	(199)

Intangible assets	30	45	–	–

Accumulated other comprehensive income	506	148	–	–

Net (liability) asset recognised	37	4	(179)	(199)

Plan assets consist primarily of investments in UK and overseas equity and fixed interest securities.

The total benefit obligation at the end of 2002 for the major pension plans where the benefit obligations exceed plan assets was £7,636m (2001 £7,622m) and the fair value of the plan assets for such plans was £6,948m (2001 £7,237m). The total accumulated benefit obligation at the end of the year for major pension plans with accumulated benefit obligations in excess of plan assets was £7,435m (2001 £7,304m) and the fair value of plan assets for such plans was £6,949m (2001 £7,080m).

notes relating to the accounts

Back to Contents

Contents to the Accounts

43   Valuation and qualifying accounts

	Balance at 1 January	Additions charged to Cost and expenses	Deductions	Balance at 31 December
	£m	£m	£m	£m

2000

Allowance for stocks	43	11	(9)	45

Allowance for doubtful accounts	80	9	(29)	60

Allowance for investments in participating and other interests	86	–	–	86

	209	20	(38)	191

2001

Allowance for stocks	45	12	(14)	43

Allowance for doubtful accounts	60	19	(12)	67

Allowance for investments in participating and other interests	86	22	(84)	24

	191	53	(110)	134

2002

Allowance for stocks	43	11	(21)	33

Allowance for doubtful accounts	67	8	(27)	48

Allowance for investments in participating and other interests	24	99	–	123

	134	118	(48)	204

Back to Contents

Contents to the Accounts

44	Subsidiary Undertaking

ICI Wilmington Inc. (“ICI Wilmington”) is a wholly-owned subsidiary of ICI. ICI has fully and unconditionally guaranteed the debt securities of ICI Wilmington.

45	Differences between UK and US accounting principles: supplementary note

As described in note 42 (g), for purposes of reporting US GAAP information the Group accounts for its 30% interest in Huntsman International Holdings LLC (HIH) by the equity method of accounting. Summarised consolidated balance sheet and profit and loss information of HIH as of 30 September 2002 (as disclosed in the HIH 10-Q for the quarterly period ended 30 September 2002) and 31 December 2001 is as follows: current assets of $1,201m (31 December 2001: $1,145m) and non-current assets of $3,830m (31 December 2001: $3,682m) and current liabilities of $789m (31 December 2001: $837m) and non-current liabilities of $3,838m) (31 December 2001: $3,629m). For the nine months ending 30 September 2002 HIH reported total revenues of $3,368m (full year 2001: $4,575m, full year 2000: $4,448m), gross profit of $458m (full year 2001: $585m, full year 2000: $743m) and net loss of $37m (full year 2001: net loss of $139m, full year 2000: net income of $82m).

46	Post balance sheet event (unaudited)

Employees’ share option schemes and other share based plans

As noted in the fifth paragraph under the above heading in note 23 to the notes relating to the accounts, Imperial Chemical Industries PLC Employee Benefits Trust (the “Trust”) has entered into forward commitments to purchase shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company. At 31 December 2002, no collateral deposits had been made; since 31 December 2002, the Group has provided cash collateral. Under US GAAP, the Group’s obligations under the forward commitments are accounted for in the balance sheet at fair value, with changes in the fair value of the commitments included in net income and shareholders’ equity as they occur. As of 31 December 2002, shareholders’ equity, as determined under US GAAP, includes cumulative charges, since inception, related to these commitments of £62m. Based on the share price at 25 March 2003, an additional charge against US GAAP net income of approximately £35m would be required.

Under UK GAAP, charges would be recognised only if the Group concluded that the decline in the value of the underlying share price is other than temporary. No charges had been taken as of 31 December 2002 in respect of these obligations. As set out in note 14, the Trust also holds 9.8m shares in the Company which are held on the Group balance sheet at a net book value of £36m. The Group continues to assess on an ongoing basis whether, and the extent to which, the level of the Company’s share price requires charges to be taken against both the forward commitments and the carrying value of the own shares held.

Back to Contents

Contents to the Accounts

principal subsidiary undertakings

at 31 December 2002

	Class of capital	Held by ICI %		Principal activities in 2002

UNITED KINGDOM

ICI Chemicals & Polymers Ltd England	Ordinary	100	†	Manufacture of surfactants and catalysts

ICI Finance PLC	Ordinary	100	†	Financial services
England

Quest International (Fragrances, Flavours, Food Ingredients) UK Limited England	Ordinary	100	†	Manufacture of flavours, food ingredients and fragrances

CONTINENTAL EUROPE

Deutsche ICI GmbH Germany	Ordinary	100	†	Manufacture of paints, adhesives and oleochemicals

Quest International Nederland BV The Netherlands	Ordinary	100	†	Manufacture of flavours and food ingredients

Unichema Chemie BV The Netherlands	Ordinary	100	†	Manufacture of specialty oleochemicals and derivatives

THE AMERICAS

ICI American Holdings Inc USA	Common	100	†	Holding company

The Glidden Company USA	Common	100	†	Manufacture of paints

Indopco Inc USA	Common	100	†	Manufacture of adhesives, industrial starches, electronic materials, food ingredients and flavourings, fragrances, oleochemicals, resins and specialty chemicals

ICI Canada Inc Canada	Common Preference	100 100	† †	Manufacture of paints; merchanting of ICI and other products

Tintas Coral Ltda Brazil	Ordinary	100	†	Manufacture of paints

ASIA PACIFIC

ICI India Ltd India (Accounting date 31 March; reporting date 31 December)	Equity*	51		Manufacture of paints, surfactants, adhesives, industrial explosives, rubber chemicals and nitrocellulose

ICI Pakistan Ltd Pakistan	Ordinary*	76	†	Manufacture of polyester staple fibre, soda ash, paints, specialty chemicals, formulation of agrochemicals and polyurethanes; marketing of toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Ltd Pakistan	Ordinary*	88	†	Manufacture of pure terephthalic acid

Nippon NSC Ltd Japan	Common	100	†	Manufacture of adhesives and specialty synthetic polymers; merchanting of starch products

National Starch and Chemical (Thailand) Ltd Thailand	Ordinary	100	†	Manufacture of food and industrial starches

* Listed † Held by subsidiaries

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

Back to Contents

ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC incorporated herein by reference to Exhibit 1.1 to Form 20-F filed by Imperial Chemical Industries PLC on April 29, 2002.

4.1

Agreement among Imperial Chemical Industries PLC, ICI Alta Inc. and Huntsman Specialty Chemicals Corporation dated December 20, 2001 amending certain terms of the option agreement dated November 2, 2000, incorporated herein by reference to Exhibit 10.7 to registration statement No. 333-82114 on Form F-3 filed by Imperial Chemical Industries PLC on February 4, 2002.

4.2	Underwriting agreement among Imperial Chemical Industries PLC, UBS Warburg, Goldman Sachs and Merrill Lynch dated February 4, 2002 incorporated herein by reference to Exhibit 1.1 to registration statement No. 333-82114 on Form F-3 filed by Imperial Chemical Industries PLC on February 4, 2002.

4.3	Sale and purchase agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Americas Inc., ICI Alta Inc., ICI Finance PLC, BNAS Inc., and CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) dated June 14, 2002.

4.4	Sale and purchase agreement between Imperial Chemical Industries PLC, and Johnson Matthey Public Limited Company dated September 23, 2002.

4.5	Agreement for Services between Imperial Chemical Industries PLC and Brendan O’ Neill dated January 1998 incorporated herein by reference to Exhibit 4.9 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.6	Retirement Benefits Scheme for Brendan O’Neill dated January 1998 incorporated herein by reference to Exhibit 4.10 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.7

Agreement for Services between Imperial Chemical Industries PLC and Paul Joseph Drechsler dated March 10, 1999 incorporated herein by reference to Exhibit 4.11 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.8	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated March 10, 1999 incorporated herein by reference to Exhibit 4.12 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.9	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997 incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.10	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986 incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.11

Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976 incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.12	Service Agreement between Imperial Chemical Industries PLC and Lord Alexander James Trotman of Osmotherley incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.13	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

Back to Contents
4.14	Performance Growth Plan dated April 28, 2000 incorporated herein by reference to Exhibit 4.21 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.15

Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988 incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

10.1

Pursuant to Rule 12b-23 (a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s Report on Form 6-K dated March 11, 2003, (file number 001-08588) which contains its Annual Report and Accounts and Form 20-F 2002, is attached as an exhibit hereto.

10.2	Independent Auditors’ report on the Financial Statements to the Members of Imperial Chemical Industries PLC.

10.3	Consent of KPMG Audit Plc.

10.4	Section 906 Certification.

10.5	The Company’s Report on Form 6-K dated February 7, 2003.

10.6	Note 42 “Related Party Transactions” in the Notes relating to the Accounts in the Annual Report and Accounts and Form 20-F 2000 of Imperial Chemical Industries PLC.

10.7	The Company’s Report on Form 6-K dated March 26, 2003.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IMPERIAL CHEMICAL INDUSTRIES PLC

By:	/s/	Debjani Jash
Debjani Jash
Company Secretary

London, England

March 26, 2003

Back to Contents
I, Brendan R O’Neill, certify that:

1.	I have reviewed this annual report on Form 20-F of Imperial Chemical Industries PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 26, 2003

/s/	Brendan O’Neill
Brendan R O’Neill
Chief Executive

Back to Contents
I, Timothy A Scott, certify that:

1.	I have reviewed this annual report on Form 20-F of Imperial Chemical Industries PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 26, 2003

/s/	Tim Scott
Timothy A Scott
Chief Financial Officer

Back to Contents
EXHIBIT INDEX

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC incorporated herein by reference to Exhibit 1.1 to Form 20-F filed by Imperial Chemical Industries PLC on April 29, 2002.

4.1	Agreement among Imperial Chemical Industries PLC, ICI Alta Inc. and Huntsman Specialty Chemicals Corporation dated December 20, 2001 amending certain terms of the option agreement dated November 2, 2000, incorporated herein by reference to Exhibit 10.7 to registration statement no. 333-82114 on Form F-3 filed by Imperial Chemical Industries PLC on February 4, 2002.

4.2	Underwriting agreement among Imperial Chemical Industries PLC, UBS Warburg, Goldman Sachs and Merrill Lynch dated 4 February 2002 incorporated herein by reference to Exhibit 1.1 to registration statement no. 333-82114 on Form F-3 filed by Imperial Chemical Industries PLC on February 4, 2001

4.3	Sale and purchase agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Americas Inc., ICI Alta Inc., ICI Finance PLC, BNAS Inc., and CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) dated June 14, 2002.

4.4	Sale and purchase agreement between Imperial Chemical Industries PLC, and Johnson Matthey Public Limited Company dated September 23, 2002.

4.5	Agreement for Services between Imperial Chemical Industries PLC and Brendan O’ Neill dated January 1998 incorporated herein by reference to Exhibit 4.9 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.6	Retirement Benefits Scheme for Brendan O’Neill dated January 1998 incorporated herein by reference to Exhibit 4.10 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.7	Agreement for Services between Imperial Chemical Industries PLC and Paul Joseph Drechsler dated March 10, 1999 incorporated herein by reference to Exhibit 4.11 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.8	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated March 10, 1999 incorporated herein by reference to Exhibit 4.12 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.9	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997 incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.10	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986 incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.11	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976 incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.12	Service Agreement between Imperial Chemical Industries PLC and Lord Alexander James Trotman of Osmotherley incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.13	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

Back to Contents

4.14	Performance Growth Plan dated April 28, 2000 incorporated herein by reference to Exhibit 4.21 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.15	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988 incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

10.1	Pursuant to Rule 12b-23 (a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s Report on Form 6-K dated March 11, 2003, (file number 001-08588) which contains its Annual Report and Accounts and Form 20-F 2002, is attached as an exhibit hereto.

10.2	Independent Auditors’ report on the Financial Statements to the Members of Imperial Chemical Industries PLC.

10.3	Consent of KPMG Audit Plc.

10.4	Section 906 Certification.

10.5	The Company’s Report on Form 6-K dated February 7, 2003.

10.6	Note 42 “Related Party Transactions” in the Notes relating to the Accounts in the Annual Report and Accounts and Form 20-F 2000 of Imperial Chemical Industries PLC.

10.7	The Company’s Report on Form 6-K dated March 26, 2003.