Form 20-F
period 2003-12-31
IMPERIAL CHEMICAL INDUSTRIES PLC
filed 2004-04-06
CIK 49906

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003

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

*Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

The number of outstanding shares in the capital of Imperial Chemical Industries PLC as of April 1, 2004

Ordinary Shares of £1 each 1,191,201,547

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

Back to Contents
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Imperial Chemical Industries PLC (the “Company”) for the fiscal year ended December 31, 2003 (this “Report”) as set out below is being incorporated by reference from the Company’s Annual Report and Accounts 2003, which was furnished to the Securities and Exchange Commission as a Report on Form 6-K on March 12, 2004.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such references includes only the information contained under the subheading. Graphs are not included unless specifically identified below.

The information set forth under the heading “Forward-looking statements” on page 2 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

Certain words and expressions used in this document shall, unless the context otherwise requires, have the meanings ascribed to them under the heading “Definitions” on pages 121 and 122 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 and incorporated herein by reference.

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, the Face Logo, Dulux, Cuprinol, Glidden, Hammerite, National Starch, Quest, Uniqema, Alco, Bondmaster, Ablestik, Acheson, Emerson & Cuming, Permabond, Purbond, Tra-con, Elotex and Vinamul are all trademarks of the ICI Group.

Beyond Paradise, Still Jennifer Lopez, Glow, Narcisco Rodriguez are non-ICI trademarks.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A.	Selected financial data.

The Group’s historical consolidated financial data presented in the table below has been derived from the Group’s audited consolidated financial statements for the five years ended December 31, 2003. The following selected historical consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Group’s Audited Consolidated Financial Statements and notes included herein.

Back to Contents
	Year ended December 31
	notes	2003		2002		2001*		2000		1999
		£m		£m		£m		£m		£m
Summary of Group profit and loss accounts
Turnover
Continuing operations
International Businesses	2	5,389		5,543		5,645		5,570		5,512
Regional and Industrial		460		582		780		845		667

		5,849		6,125		6,425		6,415		6,179
Discontinued operations	3	—		—		—		1,333		2,270

Total	2	5,849		6,125		6,425		7,748		8,449

Operating profit before exceptional items and goodwill amortisation	4
Continuing operations		430		533		573		617		534
Discontinued operations	3	—		—		—		(5)		72

Total		430		533		573		612		606

Operating profit before exceptional items	2
Continuing operations
International Businesses	2	419		506		532		565		538
Regional and Industrial		(25)		(10)		4		17		(39)

		394		496		536		582		499
Discontinued operations	3	—		—		—		(5)		72

Total	2	394		496		536		577		571
Exceptional items charged to operating profit		(200)		—		(143)		—		(98)

Operating profit after exceptional items		194		496		393		577		473
Share of operating profits less losses of associates before exceptional items		2		18		57		100		61
Share of exceptional items of associates		—		—		(9)		—		—
Amounts written off investments		(57)		(99)		—		—		—
Fundamental re-organisation costs		—		—		—		(14)		(74)
Profits less losses on sale or closure of operations		32		50		7		(515)		368
Profits less losses on disposal of fixed assets		5		3		8		11		20
Net interest payable

Group	5	(92)		(123)		(162)		(186)		(316)
Associates		1		(28)		(67)		(60)		(29)

Total		(91)		(151)		(229)		(246)		(345)

Profit before taxation		85		317		227		(87)		503
Taxation	5	(41)		(111)		(97)		(96)		(165)
Attributable to minorities		(24)		(27)		(28)		(24)		(7)

Net profit (loss) for the financial period		20		179		102		(207)		331

Continuing operations		23		166		113		267		137
Discontinued operations	3, 5	(3)		13		(11)		(474)		194

Total		20		179		102		(207)		331

Profit before exceptional items, taxation and goodwill amortisation	6	341		400		401		450		376

Earnings per £1 Ordinary Share	8

Basic earnings (loss) per £1 Ordinary Share
Continuing operations		2.0	p	14.9	p	13.0	p	30.7	p	15.8	p
Discontinued operations	3	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p	22.3	p

Total basic earnings (loss) per £1 Ordinary Share		1.7	p	16.1	p	11.7	p	(23.8	)p	38.1	p

Diluted earnings (loss) per £1 Ordinary Share
Continuing operations		2.0	p	14.8	p	13.0	p	30.7	p	15.7	p
Discontinued operations	3	(0.3	)p	1.2p		(1.3	)p	(54.5	)p	22.3	p

Total diluted earnings (loss) per £1 Ordinary Share		1.7	p	16.0	p	11.7	p	(23.8	)p	38.0	p

Dividends per £1 Ordinary Share		6.25	p	7.5	p	13.3	p	26.6	p	26.6	p

* As restated — see note 1 to selected financial data.

Back to Contents
	As at December 31
	2003	2002*	2001*	2000*	1999*
	£m	£m	£m	£m	£m
Summary of Group balance sheets
Fixed assets
Intangible assets – goodwill	532	574	613	609	626
Tangible assets	1,794	1,961	2,186	2,398	2,474
Investments in participating and other interests	57	33	344	273	238
Current assets	2,825	2,898	3,126	3,725	3,545

Total assets	5,208	5,466	6,269	7,005	6,883

Creditors due within one year	(2,226)	(2,418)	(3,601)	(3,508)	(2,906)

Total assets less current liabilities	2,982	3,048	2,668	3,497	3,977

Creditors due after more than one year	1,371	1,395	1,754	2,294	2,323
Provisions for liabilities and charges	1,092	1,121	1,257	1,447	1,456
Minority interests	69	69	51	59	50
Shareholders’ funds – equity	450	463	(394)	(303)	148

	2,982	3,048	2,668	3,497	3,977

* As restated – see note 1 to selected financial data.

	As at December 31
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Summary of statements Group cash flows
Net cash inflow from operating activities	539	623	637	586	582
Dividends received from equity accounted associates	—	—	—	5	4
Net cash outflow from returns on investments and servicing of finance	(96)	(185)	(207)	(230)	(307)
Taxation	(37)	(35)	(58)	(104)	(65)
Capital expenditure and financial investment	(138)	(184)	(206)	(226)	(356)
Acquisitions and disposals	84	236	(92)	(138)	2,028
Equity dividends paid	(86)	(106)	(185)	(231)	(232)

Cash inflow (outflow) before use of liquid resources and financing	266	349	(111)	(338)	1,654
Management of liquid resources	(194)	(13)	253	(12)	215
Financing	(84)	(344)	(77)	336	(1,909)

Increase (decrease) in cash	(12)	(8)	65	(14)	(40)

* As restated – see note 1 to selected financial data.

The financial data on pages 2 to 8 has been selected from the financial statements of the ICI Group for the last five years, or where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this Form 20-F. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes relating to the accounts included elsewhere in this Form 20-F. The data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and the basis of presentation of financial information (described in note 1 to the Group financial statements).

The net profit (loss) for the financial periods in the Summary of Group profit and loss accounts and Shareholders’ funds – equity in the Summary of Group balance sheets, above, are stated in accordance with generally accepted accounting principles in the UK (UK GAAP). Refer to note 41 of the Group financial statements for a discussion of the main differences between UK GAAP and generally accepted accounting principles in the US (US GAAP).

Back to Contents
Notes to selected consolidated historical financial information

(1)	Restatements

UITF Abstract 38 Accounting for ESOP Trusts

To the extent noted in the paragraph below, these selected financial data have been restated in respect of UITF Abstract 38 Accounting for ESOP Trusts which was implemented in 2003.

This standard requires the assets and liabilities of the Group’s ESOP trust to be recognised in the Group’s financial statements where there is de facto control of those assets and liabilities. The company’s own shares held by the ESOP trust should be deducted from shareholders’ funds until they vest unconditionally with employees. Prior to the adoption of UITF 38, the company’s own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and estimated net realisable value. The new standard is effective for periods ending on or after June 22, 2004, but the Group has elected to apply this standard in these financial statements. All primary statements and notes relating to the accounts have been restated accordingly.

Compliance with UITF 38 has reduced the 2002 investments and shareholders’ funds by £36m (2001 £30m, 2000 £54m, 1999 £54m). The net profit for 2002 was unaffected (2001 increase £22m, 2000 and 1999 unaffected). The estimated impact on the current year’s profit if UITF 38 had not been adopted would be to reduce net profit by £19m. The new standard has no impact on cash flows.

(2)	International Businesses

ICI management refers to National Starch, Quest, Performance Specialties and Paints collectively as “International Businesses”. The use of this term is a non-UK GAAP measure. A detailed explanation of management’s reasons for finding this non-UK GAAP financial measure to be useful is provided in the Basis of Presentation section of Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading of International Businesses on page 14.

Analyses of turnover and operating profit before exceptional items for the International Businesses and a reconciliation of this sub-total to the respective totals for the Group are shown in the tables below.

Turnover	Year ended December 31
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Continuing operations
National Starch	1,866	1,841	1,853	1,894	1,792
Quest	691	716	727	687	676
Performance Specialties (1)	669	804	832	837	864
Paints	2,163	2,182	2,233	2,152	2,180

International Businesses	5,389	5,543	5,645	5,570	5,512
Regional and Industrial	481	615	821	892	705
Inter-class eliminations	(21)	(33)	(41)	(47)	(38)
Discontinued operations	—	—	—	1,333	2,270

Total Group	5,849	6,125	6,425	7,748	8,449

(1)
Performance Specialties turnover for 2002 and earlier years includes the results for the Synetix and Security Systems businesses, which were sold in 2002. The turnover of the business for 2003 comprises only Uniqema.

Back to Contents

Operating profit before exceptional items (1)	Year ended December 31
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Continuing operations
National Starch	182	206	200	227	230
Quest	44	81	106	103	92
Performance Specialties (2)	7	48	67	74	73
Paints	186	171	159	161	143

International Businesses	419	506	532	565	538
Regional and Industrial	(25)	(10)	4	17	(39)
Discontinued operations	—	—	—	(5)	72

Total Group	394	496	536	577	571

(1)
Operating profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

(2)
Performance Specialties operating profit for 2002 and earlier years includes the results for the Synetix and Security Systems businesses, which were sold in 2002. The operating profit before exceptional items of the business for 2003 comprises only Uniqema.

(3)	Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 to the Group financial statements, together with a list of these operations sold or terminated in 2001 or before. Discontinued operations for 2000 and 1999 comprised the Polyurethanes business, the Tioxide business, selected petrochemicals businesses (Olefines and Aromatics), the Acrylics business, the Fluropolymers business, the Chlor-Chemicals, Klea and Crosfield businesses and Methanol businesses.

(4)	Operating profit before exceptional items and goodwill amortisation

Operating profit before exceptional items and goodwill amortisation is presented before the charge for goodwill amortisation. This is a non-UK GAAP measure for which the most directly comparable UK GAAP financial measure is operating profit before exceptional items. A detailed explanation of management’s reasons for believing this non-UK GAAP financial measure to be useful is provided in the Basis of Presentation section of Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading of Trading profit on page 12.

A reconciliation between the UK GAAP financial measure of operating profit before exceptional items and operating profit before exceptional items and goodwill amortisation for each of the five years ended December 31, 2003 inclusive is shown in the table below:

	Year ended December 31
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Operating profit before exceptional items (1)	394	496	536	577	571
Goodwill amortisation (2)	36	37	37	35	35

Operating profit before exceptional items and goodwill amortisation	430	533	573	612	606

(1)
Operating profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

(2)	Goodwill amortisation relates solely to continuing operations.

Back to Contents

(5)	Net interest payable and taxation

Net interest payable and taxation has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the business divested.

Net interest includes exceptional interest income of £16m in 2000 and interest expense of £54m in 1999.

(6)	Profit before exceptional items, taxation and goodwill amortisation

Profit before exceptional items, taxation and goodwill amortisation is presented before the charge for goodwill amortisation. This is a non-UK GAAP measure for which the most directly comparable UK GAAP financial measure is profit before exceptional items and taxation. A detailed explanation of management’s reasons for believing this non-UK GAAP financial measure to be useful is provided in the Basis of Presentation section of Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading of Profit before exceptional items, taxation and goodwill amortisation on page 13.

A reconciliation between the UK GAAP financial measure of profit before exceptional items and taxation and profit before exceptional items, taxation and goodwill amortisation for the years ended December 31, 1999 to 2003 inclusive is shown in the table below.

	Year ended December 31
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Profit before exceptional items and taxation	305	363	364	415	341
Goodwill amortisation	36	37	37	35	35

Profit before exceptional items, taxation and goodwill amortisation	341	400	401	450	376

(7)	Exceptional items – Continuing operations

Exceptional items relating to “Continuing operations” included in the Group profit and loss account were as follows:

	Year ended December 31
	2003	2002	2001*	2000	1999
	£m	£m	£m	£m	£m
Continuing operations
Exceptional items before taxation	(211)	(56)	(155)	28	(11)
Taxation on exceptional items	52	1	48	(4)	58
Exceptional items attributable to minorities	(1)	(6)	(2)	–	3

Exceptional net profit (loss)	(160)	(61)	(109)	24	50

*	As restated – see note 1 above.

Note 3 to the Group financial statements gives details of exceptional items before taxation from 2001 to 2003.

Exceptional items disclosed separately in the UK GAAP Group profit and loss account would be incorporated in individual line items under US GAAP. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Back to Contents

(8)	Earnings per £1 Ordinary Share

	2003	2002	2001	2000	1999
	million	million	million	million	million
Average Ordinary Shares
Weighted average Ordinary Shares in issue during the year	1,191	1,123	876	876	876
Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(7)	(7)	(8)

Basic weighted average Ordinary Shares in issue during the year	1,182	1,114	869	869	868
Dilutive effect of share options	—	2	—	—	2

Diluted weighted average Ordinary Shares	1,182	1,116	869	869	870

Basic earnings per £1 Ordinary Share (after exceptional items) and diluted earnings per £1 Ordinary Share (after exceptional items) for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 2) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Basic and diluted earnings per £1 Ordinary Share

Net profit (loss) for the financial year	£m	20		179		102	*	(207)		331

Basic earnings (loss) per £1 Ordinary Share	pence	1.7	p	16.1	p	11.7	p*	(23.8	)p	38.1	p

Diluted earnings (loss) per £1 Ordinary Share	pence	1.7	p	16.0	p	11.7	p*	(23.8	)p	38.0	p

*	As restated – see note 1 to selected financial data.

US GAAP results
The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income from continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the table below. Note 41 to the Group’s financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the three years ended December 31, 2003.

	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m
Net income (loss)
Continuing operations	(167)		(107)		(4)		(467)		4
Discontinued operations	1		116		17		11		49
Net income (loss)	(166)		9		13		(456)		53

Basic and diluted earnings (loss) per £1 Ordinary Share
Continuing operations	(14.1	)p	(9.6	)p	(0.5	)p	(53.8	)p	0.5	p
Discontinued operations	0.1	p	10.4	p	2.0	p	1.3	p	5.6	p

Net earnings (loss) per £1 Ordinary Share	(14.0	)p	0.8	p	1.5	p	(52.5	)p	6.1	p

	£m		£m		£m		£m		£m
Shareholders’ equity	2,359		2,805		2,568		2,828		3,373

Total assets	8,118		8,739		9,779		10,344		10,348

Under US GAAP, the net loss in 2003 was £166m (2002 £9m net income; 2001 £13m net income) compared with net income of £20m (2002 £179m net income; 2001 £102m net income) under UK GAAP. Under US GAAP, shareholders’ equity at December 31, 2003 was £2,359m, (December 31, 2002 £2,805m; December 31, 2001 £2,568m) compared to £450m (surplus) at December 31, 2003 (December 31, 2002 £463m surplus; December 31, 2001 £394m deficit) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, pensions, disposal accounting, capitalisation of interest, deferred tax, derivative instruments, and restructuring costs under US GAAP compared with UK GAAP.

Back to Contents

Dividends
Dividends paid (including the related UK tax credit) on each American Depositary Share (ADS) translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2003 to be paid on April 16, 2004, the rate on February 4, 2004), were:

	2003	2002	2001	2000	1999
	$ per ADS	$ per ADS	$ per ADS	$ per ADS	$ per ADS

Dividends declared per ADS*	0.43	0.48	0.76	1.56	1.73

Dividends paid per ADS*	0.46	0.69	1.24	1.63	1.72

*	Each ADS represents four underlying Ordinary Shares of the Company.

Ratio of earnings to fixed charges – Continuing operations
For the purpose of computing this ratio, earnings consist of the income from Continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges
For the Group (under UK GAAP)	1.5	2.3	1.7	2.4	1.6

For the Group with material adjustments to accord with US GAAP	0.6	1.0	1.5	—	1.3

The deficiency of earnings to fixed charges under US GAAP for the years ended December 31, 2003, and 2000 was £73m and £422m respectively.

Exchange rates
The highest and lowest exchange rates for each period since February 2004 based on the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) are set out below:

US$ to pound sterling (£) 2004	Highest rate during period	Lowest rate during period

	$	$
February	1.90	1.82
March	1.87	1.79
The noon buying rate on April 1, 2004 was $ 1.86 = £1.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

The information set forth under the heading “Shareholder information – Risk Factors” on pages 116 to 118 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004, is incorporated herein by reference.

Back to Contents

ITEM 4 – INFORMATION ON THE COMPANY

A.	History and development of the company.

The information set forth under the headings “Description of business – General”, “Description of business – Group Strategy” and “Description of business – Recent History” on page 9, “Notes relating to the accounts – Note 22 – Disposal and legacy, and restructuring provisions – Disposal and legacy provisions” on pages 81 and 82 , “Notes relating to the accounts – Note 30 – Disposals” on page 88, “Description of Business – Capital expenditure” on page 15, including the table entitled “Group expenditure on tangible fixed assets” on page 15, “Shareholder information – Incorporation of the Company” and “Shareholder information – Registered Office” on page 119 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

B.	Business overview.

The information set forth under the headings “Description of business – Geographic focus” and “Description of business – Business segments” on page 10, “Description of business – Continuing operations” on pages 11 to 14, “Description of business – Huntsman International Holdings LLC” on page 14, “Description of business – Markets and distribution”, “Description of business – Seasonality”, “Description of business – Sources and availability of raw materials”, “Description of business – Intellectual property”, and “Description of business – Competition” on pages 14 and 15, and “Description of business – Regulation, safety, health and the environment” on pages 16 and 17 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

C.	Organizational structure.

The information set forth under the heading “Principal subsidiary undertakings” on page 112 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

D.	Property, plants and equipment.

ICI operates production, marketing and research and development facilities worldwide. The individual business descriptions set forth under the heading “Description of business – Continuing operations” on pages 11 to 14 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 provide details of these facilities. ICI owns substantially all of its properties, free of material encumbrances, and it believes such properties are adequate for their purposes and suitably utilised according to the individual nature and requirements of the relevant properties.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results.

Overview

ICI is one of the world’s major specialty products and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.

Its specialty products and paints businesses, referred to as the International Businesses, comprise National Starch, Quest, Performance Specialties and Paints. These businesses serve diverse consumer and industrial markets through some 80 strategic business units, comprising around some 180 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

ICI’s headquarters is in the UK, where it also has several significant manufacturing sites. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-six percent of the employees of ICI’s businesses are located outside the UK.

Back to Contents

ICI’s portfolio of business units is wide and the Group competes across a diverse range of geographic and product markets. To do so it must continue to develop innovative products and new technology while maintaining a competitive cost base. In addition to market demand, the Group’s results are also subject to the price volatility of some of the raw materials it uses in significant quantities, particularly petrochemical based products such as vinyl acetate monomer. While the Group’s diverse portfolio of value added products provides some opportunity to pass on higher input prices to its users, this ability is, to a large extent, dependent upon market conditions and there may be periods when this may not be possible due to weakness in demand or the action of competitors. The Group’s customers rely on timely delivery of products and the Group’s results are therefore particularly susceptible to operational problems including equipment and systems failures. The results of operations, cash flow and financial position of the Group have in recent years also been subject to the outcome of a programme of strategic disposals of businesses and these have particularly been affected by the amounts and dates of receipt of sale proceeds, costs associated with closures and the pension liabilities of those formerly employed in the discontinued businesses.

2003 was a challenging year, and while the Group experienced success in some areas, the results for the year overall were less than satisfactory. Trading conditions in 2003 were generally tough.

Although demand for ICI products grew in China and other large Asian markets, it was generally weak elsewhere in the world. Sales and profits during the first quarter of 2003 were particularly affected by a combination of sharp increases in raw material and energy costs, which especially affected National Starch, and lower sales by Quest’s Food business in Europe, mainly as a result of business lost following a customer service problem in 2002. It became plain in late March 2003 that profits for the first quarter of 2003 would fall well below expectations, prompting the ICI Board to issue a trading statement on March 25, 2003. National Starch responded by raising selling prices, which has since helped partially to offset the sharp cost increases. In Quest, there has been no obvious sign of a further significant erosion of business in its European foods unit during 2003, although equally, no obvious improvement in sales.

However, it was also clear that far-reaching changes were needed. Beginning within the senior management team, the Board appointed a new Chief Executive, John McAdam, in April 2003 and also named Charles Knott, formerly National Starch’s Chief Operating Officer, to lead Quest. David Hamill joined the Board from Royal Philips Electronics in December as the new Chairman and Chief Executive of ICI Paints. Fulfilling the succession plan the Company had announced in June 2003, Lord Trotman retired as ICI Chairman on December 31, 2003, and has been succeeded by Peter Ellwood.

The Board also decided on a course of action to improve ICI’s performance, starting with measures to reduce costs and rebuild margins. These included a business-wide restructuring programme aimed to achieve more than £100m of benefit to operating profit in 2005. The programme includes planned productivity upgrades in ICI Paints and a series of operating efficiency improvements in National Starch, Quest and Uniqema, and at the Corporate Centre.

Performance improved after the first quarter, as a result of the above measures, and assisted by the tentative economic upturn in the US in the third and fourth quarters. Nevertheless, only the Paints business achieved an increase in operating profit before exceptional items and goodwill amortisation* for the full year, and Group profit before exceptional items, taxation and goodwill amortisation* for the year, at £341m, was 15% below last year, underlining the need for the changes which have been initiated.

A number of significant uncertainties that faced the Group at the start of 2003 have been resolved or at least quantified. The triennial review of the ICI UK Pension Fund – by far the Company’s largest – was completed, and a revised funding plan agreed with the Trustees. The Group also completed a re-financing agreement with Ineos Chlor and completed the sale of its remaining interests in Huntsman International Holdings. ICI’s net debt, which stood at £2.9 billion at the end of 2001, has been reduced to £1.3 billion at the end of 2003, following receipt of the proceeds from the rights issue in 2002 and the Synetix and Huntsman International divestments, and as a consequence of good cash generation.

* See discussion relating to those terms on pages 12 and 13.

Back to Contents

Trends / outlook

Operating results

Operating results for 2004 are subject to the outcome of many uncertainties, including those matters set forth under the heading “Shareholder information – Risk Factors” on pages 116 to 118 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004. The following factors could also have an impact:

–
The economic environment: the development of the economic situation in North America (35% of sales in 2003) is important. Recent signs of economic improvement in this region are encouraging. Economies in Asia Pacific (23% of sales in 2003) generally performed well in 2003; continued strong performance in 2004 could also benefit ICI.

–
Raw material costs: petrochemical-based raw material costs, vinyl acetate monomer in particular, and US natural gas prices, increased sharply in the first quarter of 2003 and remained high throughout the year. Renewable raw material costs also increased generally in 2003. The trend of these costs in 2004 is uncertain, and further rises in cost could adversely affect ICI.

–
Restructuring: the restructuring programmes announced in 2003 resulted in an exceptional charge of £201m. A further charge for these programmes of £18m is expected in 2004. Operating cost savings in 2004 from these programmes are expected to be around £70m.

–
Pensions costs: as a result of a triennial valuation of the Group’s largest pension fund, the ICI UK Pension Fund, the charge for pensions in respect of this fund increased by £26m in 2003, when compared with the previous year. A further increase of £10m is expected in 2004.

–
Foreign exchange: results may be affected by currency movements when the profits and losses of overseas subsidiaries are translated from local currencies into sterling. Based on the currency mix of profits and losses in 2003, the adverse annual impact on the Group’s operating profit of a 5% weakening of the US$ and related currencies against sterling, compared with the average rates prevailing in 2003, would be approximately £12m. If current exchange rates were to prevail throughout 2004, then there would be an adverse impact on results in 2004 compared to 2003.

Cash flow

Cash flow for 2004 is subject to the outcome of many uncertainties, including those matters set forth under the heading “Shareholder information – Risk Factors” on pages 116 to 118 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004, and particularly the trend of operating results discussed above. Specifically as noted above, a triennial valuation of the ICI UK Pension Fund was completed in as at March 31, 2003. As at that date the Fund had a deficit for funding purposes of £443m and, in consequence, ICI agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004. This will be an increase of £32m compared with 2003.

The following factors could also have an impact:

–
Capital expenditure: in 2003, capital expenditure of £154m was £61m lower than in 2002. Looking forward, the Group expects the level of its capital expenditure in the next few years to be of the order of £200m p.a.

–
Restructuring: the restructuring programmes announced in 2003 are expected to result in a total cash cost of £157m. Of this, £22m was spent in 2003, with the remainder expected to be paid over the period 2004 to 2006.

–
Disposal provisions: payments against provisions established on the disposal of businesses amounted to £105m in 2003, and the total provision remaining at the end of 2003 amounted to £348m. Expenditure against these provisions is expected to reduce to around £70m in 2004.

Back to Contents

–
Ineos: on July 31, 2003 ICI agreed to participate in the refinancing of Ineos Chlor – the company to which it had disposed of its former Chlor-Chemicals business. As part of this refinancing as at December 31, 2003, Ineos Chlor may borrow a further £50m from ICI and ICI is expected to make an additional cash contribution of £30m to that company. The timing of these cash flows is uncertain, but, for planning purposes, the Group is expecting an outflow of about £50m in 2004 and about £30m in 2005. The outflow of cash to Ineos Chlor in 2003 was £10m.

–	Long term debt: during 2003 the Group incurred new long-term loan borrowings of £620m and made loan repayments of £483m. Long-term loans due for repayment in 2004 total £534m.

Basis of Presentation

Non-UK Generally Accepted Accounting Principles financial measures

UK GAAP and non-UK GAAP financial measures: generally

Investors should consider non-UK Generally Accepted Accounting Principles (GAAP) financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with UK GAAP. The UK GAAP results reflect all items that affect reported performance and therefore it is important to consider the UK GAAP measures alongside the non-UK GAAP measures. In accordance with recent guidance from the UK Auditing Practices Board, the UK Listing Authority and the US Securities and Exchange Commission, where non-UK GAAP figures are discussed, the most directly comparable UK GAAP figures must also be presented and reconciled to the non-UK GAAP figures. The full statutory results are presented in the “Group Profit and Loss Account” on pages 54 and 55 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 and UK GAAP segmental information is presented in the “Notes relating to the accounts – Note 4 Segment information” on pages 61 to 65 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004.

Trading profit

ICI defines “trading profit” as operating profit before exceptional items and goodwill amortisation. This is a non-UK GAAP financial measure for which the most directly comparable UK GAAP financial measure is operating profit before exceptional items. Due in particular to the timing of acquisitions made by ICI between 1997 and 2002 and a change in the accounting treatment under UK GAAP for goodwill on acquisitions made after December 31, 1997, management has chosen to present the results of the Group after excluding goodwill amortisation, which it considers to be a non-operational item, in its discussion of Group and business performance. Management believes that the exclusion of goodwill amortisation is useful to investors because it provides a more meaningful comparison of underlying performance both between the results of individual ICI businesses and between the results of ICI and its businesses and of businesses and groups external to the ICI Group.

During 1997 ICI acquired businesses with related goodwill of £3.6 billion, at which time the Group adopted the permitted treatment under the then UK GAAP Standard of setting goodwill directly against reserves. In periods subsequent to the end of that year goodwill arising on acquisitions has totalled £0.7 billion and in accordance with a revised UK GAAP Accounting Standard ICI has capitalised this goodwill and amortised it over its anticipated life, which is generally 20 years.

Goodwill amortisation excluded from operating profit in management’s discussion of business operating performance totalled £36m for 2003 (2002 £37m; 2001 £37m).

ICI management believes that the presentation of trading profit as a financial measure provides useful information to investors regarding the underlying performance of the businesses, in total and individually, excluding the inconsistent impact of goodwill on profit which may or may not be amortised based on the timing of the acquisition. Trading profit is also one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing segmental performance and making decisions about allocating resources to segments.

Back to Contents

Reconciliation between the UK GAAP financial measures of operating profit before exceptional items and trading profit for 2003, 2002 and 2001 are shown in the tables on pages 20 and 25.

Profit before exceptional items, taxation and goodwill amortisation

“Profit before exceptional items, taxation and goodwill amortisation” is presented before the charge for goodwill amortisation . This is a non-UK GAAP financial measure and is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing the underlying performance of the Group.

Management believes that the exclusion of goodwill amortisation is helpful for decision-making as management considers this to be a non-operational item. Management also believes that “profit before exceptional items, taxation and goodwill amortisation” is used by investors in their assessment of the underlying performance of the Group, as the exclusion of goodwill amortisation may facilitate comparison with other companies due to the changed treatment of goodwill under UK GAAP at December 31, 1997 explained above. “Profit before exceptional items, taxation and goodwill amortisation” is a key performance target for some senior members of the Group’s Corporate Executive management team and all of the Group’s incentive plans are based on “before goodwill amortisation” financial measures. Consequently, “profit before exceptional items, taxation and goodwill amortisation” is of interest to investors.

Reconciliation between the UK GAAP financial measure of “profit before exceptional items and taxation” and the non-UK GAAP financial measure of “profit before exceptional items, taxation and goodwill amortisation” is shown in the table below.

	Profit before exceptional items and taxation	Goodwill amortisation	Profit before exceptional items, taxation and goodwill amortisation
	£m	£m	£m
2003	305	36	341
2002	363	37	400
2001	364	37	401

Net profit before exceptional items and goodwill amortisation

“Net profit before exceptional items and goodwill amortisation” is presented before the charge for goodwill amortisation. This is a non-UK GAAP financial measure and is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing the underlying performance of the Group.

Management believes that the exclusion of goodwill amortisation from the most directly comparable UK GAAP measure is helpful for decision-making as management considers goodwill amortisation to be a non-operational item. Management believes that “net profit before exceptional items and goodwill amortisation” is used by investors in their assessment of the underlying performance of the Group, as the exclusion of goodwill amortisation may facilitate comparison with other companies due to the changed treatment of goodwill under UK GAAP at December 31, 1997 explained in the definition of trading profit on page 12. The Group’s publicly announced dividend policy is also based on “net profit before exceptional items and goodwill amortisation” and is therefore of particular interest to both management and investors. “Net profit before exceptional items and goodwill amortisation” also forms the basis of long-term performance targets set for the Executive Directors and so is also of interest to both investors and management.

Back to Contents

A reconciliation between the UK GAAP financial measure of “net profit before exceptional items” and the non-UK GAAP financial measure of “net profit before exceptional items and goodwill amortisation” is shown in the table below.

	Net profit before exceptional items	Goodwill amortisation	Net profit before exceptional items and goodwill amortisation
	£m	£m	£m
2003	183	36	219
2002	227	37	264
2001	222	37	259

Constant currency performance

In addition to the non-UK GAAP financial measures discussed above which adjust UK GAAP results for goodwill amortisation, ICI’s management also assesses the underlying performance of its individual businesses by adjusting turnover and trading profit (as defined above) so as to exclude certain other items which would otherwise mask the underlying trend of the business performance. These adjustments relate to the impact of fluctuations in exchange rates used in translating results reported by subsidiaries in foreign currencies into pounds sterling.

Management’s discussion of the performance of National Starch, Quest, Performance Specialties and Paints includes data referred to as “constant currency” and this excludes the effect of currency translation differences in each of the relevant periods. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the Group’s businesses during such periods. Fluctuations in exchange rates are outside of the control of management and may distort the underlying operating performance of the Group’s businesses.

Constant currency performance is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment.

Calculation of constant currency results

In the Operating and Financial Review for 2003 compared with 2002, and 2002 compared with 2001, constant currency results are derived by translating results of those subsidiaries which report in currencies other than sterling for both periods at a single average exchange rate for each currency. For this purpose ICI has used the average of the daily exchange rates for each particular currency for the first year included in the comparison (e.g. for the 2003 business review compared to 2002, both the 2003 and 2002 results are translated using the average of the daily exchange rates in 2002, whereas for the 2002 business review compared to 2001, both the 2002 and 2001 results are translated using the average of the daily exchange rates in 2001).

The tables on pages 19, 20, 24 and 25 provide reconciliations between the UK GAAP performance measures of movements in “turnover” and “operating profit before exceptional items” and the non-UK GAAP performance measures that ICI uses of movements in “constant currency sales” and “constant currency trading profit”.

International Businesses

ICI management refers to National Starch, Quest, Performance Specialties and Paints collectively as the “International Businesses”. The use of this term is a non-UK GAAP measure. Since ICI’s transformation process began in 1997, ICI’s management has found it useful to track the performance of the “International Businesses”, as most other parts of the ICI group were intended for divestment and have since been divested, with many of the remaining Regional and Industrial Businesses expected to be divested in the future. Consequently, management believes it is useful to provide investors with information regarding the collective performance of National Starch, Quest, Performance Specialties and Paints as these are the businesses that are planned to remain within ICI in the future and so management believes it is important that investors understand the performance of those businesses. ICI uses the financial measure “International Businesses” in Group reports that are used by management and ICI’s Chief Executive Officer to assess the underlying performance, both past, present and future, of the parts of the Group which are not intended for divestment, and consequently, for making decisions about allocating resources to segments.

Back to Contents

Investors should consider this non-UK GAAP financial measure “International Businesses” in addition to, and not as a substitute for or as superior to, measure of financial performance reported in accordance with UK GAAP. The UK GAAP results for the Group include the results from the Regional and Industrial businesses and therefore it is important to consider the results of the Group, which is a UK GAAP measure alongside the non-GAAP measure of “International Businesses” that excludes the Regional and Industrial businesses. The tables on page 19, 20, 24 and 25 present the reconciliation of Group turnover, operating profit before exceptional items and trading profit to International Businesses turnover, operating profit before exceptional items and trading profit.

Group overview

In the following commentary, the financial results and performance compared to the prior year is described as “reported” or “constant currency”. “Reported” relates to the figures included in the financial statements prepared under UK GAAP. “Constant currency” excludes the effect of currency translation differences and is a non-UK GAAP measure. “Constant currency” performance is one of the financial measures reported to ICI’s Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment. A more detailed description of “constant currency” performance, how it is calculated, why it is considered useful for investors and the limitations of non-UK GAAP measures is set out on page 14. Reconciliations detailing the amounts excluded from the most directly comparable UK GAAP measures are presented on pages 19, 20, 24 and 25.

Turnover

Group sales, as reported for the year, were £5,849m, 5% lower than 2002 (£6,125m in 2002 and £6,425m in 2001). The lower sales in 2003 were the consequence of business divestments, principally the Synetix business in Performance Specialties which was sold in 2002, adverse impacts from foreign currency translation, and lower sales for the Regional and Industrial businesses.

International Businesses’ sales, as reported at £5,389m (2002 £5,543m; 2001 £5,645m), were 3% below 2002. On a reported basis National Starch sales were 1% ahead of last year but Quest, Performance Specialties and Paints sales were all below 2002. However, growth accelerated in the second half of the year for both National Starch and Paints. Sales growth in Asia was strong throughout the year, but sales in other regions were below last year, with challenging trading conditions for much of the year in North America, and in Europe, most notably during the third quarter.

Excluding the effects of foreign currency translation, constant currency sales for the International Businesses were 1% below 2002 with growth for National Starch (+4%) and Paints (+2%) offset by lower sales for Quest (-3%) and Performance Specialties (-19%), although Performance Specialties sales for 2002 included £135m (17%) of sales from the Synetix and Security Systems businesses which were sold in 2002.

Operating profit

Group operating profit before exceptional items for 2003 was £394m, 21% below the £496m for 2002 (2001 £536m). Group trading profit for the year was £430m, 19% below 2002 (2002 £533m; 2001 £573m). The Group’s operating profit performance improved as the year progressed, compared with the first quarter of 2003, when Quest, National Starch and Performance Specialties experienced significant profit shortfalls compared to the first quarter of 2002.

Trading profit for the International Businesses for the year was £455m, (2002 £543m; 2001 £569m), 16% below 2002. Excluding the effects of foreign currency translation (adverse £13m), trading profit for the International Businesses was 14% below 2002 on a constant currency basis. Divestments in Performance Specialties accounted for £21m of the trading profit shortfall.

Back to Contents

Paints delivered 9% growth in operating profit before exceptional items and constant currency trading profit growth of 10% but National Starch was impacted by higher raw material costs and other operating cost increases. Its operating profit before exceptional items and constant currency trading profit for 2003 were 12% and 10% lower than for 2002 respectively. For Quest and Performance Specialties, operating profit before exceptional items were, respectively, 46% and 85% lower than 2002, and constant currency trading profits for the year were 36% and 83% lower, respectively. Quest suffered from lost business following 2002 supply chain problems in Food Europe, difficult market conditions for fragrances, and higher operating costs. Divestments accounted for £21m (-43%) of the trading profit shortfall in Performance Specialties, but Uniqema, the remaining business in Performance Specialties, was impacted, in particular, by lower levels of demand and adverse exchange rate movements.

Regional and Industrial reported a £25m operating loss before exceptional items for the year, in comparison with a £10m loss for 2002, including a £26m increase in the charge for UK pension costs, resulting from the triennial valuation of the ICI UK Pension Fund.

Associates

The Group’s share of profits from associates before exceptional items for the year was £3m, £13m above last year (2002 £10m loss; 2001 £10m loss), largely due to the absence of losses from both Huntsman International Holdings LLC (which ceased to be accounted for as an associate from 17 June 2002) and Irish Fertilizer Industries Ltd (which went into liquidation in November 2002). This comprised the Group’s share of operating profit before exceptional items from associates of £2m (2002 £18m; 2001 £57m) together with net interest receivable by associates of £1m (2002 £28m payable; 2001 £67m payable).

Interest

The Group net interest charge for the year was £92m compared with £123m in 2002 (2001 £162m), benefiting from lower average net debt levels and lower interest rates.

Profit before tax

Profit before tax, but after exceptional items and goodwill amortisation was £85m compared with £317m for 2002 (2001 £227m).

Profit before exceptional items and tax was £305m compared with £363m for 2002 (2001 £364m). Profit before exceptional items, tax and goodwill amortisation for the year was £341m, £59m below 2002 (2002 £400m; 2001 £401m). Lower trading profits for the International Businesses and an increased trading loss for Regional and Industrial, were partly offset by lower interest costs and the absence of losses from associates that are no longer part of the Group.

The adverse currency translation effect on the Group’s profit before tax, goodwill amortisation and exceptional items in 2003 compared with 2002 was £9m.

Taxation

Taxation on profit before exceptional items was £99m, £16m lower than last year (2002 £115m; 2001 £116m), reflecting the reduction in trading profit.

Exceptional items

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

The Group’s presentation of the Group profit and loss account for the three years ended December 31, 2003, on pages 54 and 55 of the Company’s Annual Report and Accounts 2003 contained in its report on Form 6-K dated March 12, 2004, separately disclosing exceptional items, has been prepared in accordance with FRS No. 3. This presentation provides a sufficient degree of prominence in respect to the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended December 31, 2003.

Back to Contents

Net exceptional items charged against operating profit before exceptional items for the year were £200m (2002 nil; 2001 £143m) and included a charge of £201m in relation to a significant restructuring programme announced during the year, and £11m related to a write-down of fixed assets in Quest, partly offset by £12m of provision releases in relation to prior year restructuring programmes.

The restructuring programme announced during 2003 is intended to improve cost effectiveness across each of the International Businesses and the Corporate Centre. The plans focus on manufacturing and supply chain rationalisation, and reductions in administrative support. The total exceptional charge for the programme is expected to be £219m, made up of £157m exceptional cash expenditure and non-cash asset write-downs of £62m. A total of £201m has been recorded in 2003, with the remaining charges to be to be taken during 2004 as the programmes progress. Overall these programmes are expected to payback in about 2.5 years and reduce headcount across the Group by around 2,100.

The exceptional charge in 2003 of £201m for the restructuring programmes comprised: National Starch £59m (including severance costs of £19m and asset write-downs of £30m), Quest £20m (including severance costs of £5m and asset write-downs of £6m), Performance Specialties £48m (including severance costs of £38m and asset write-downs of £8m), Paints £49m (including severance costs of £38m and asset write-downs of £2m) and Corporate Centre £25m (including severance costs of £11m and asset write-downs of £2m).

Also included in exceptional operating items is an £11m write-down of fixed assets in Quest following a review of the strategic direction of future ERP systems development. The review concluded that parts of the system developed during the Q-Star project in 2001 and 2002 would not be deployed. Consequently, the costs for those parts have been written off.

Exceptional items included after operating profit before exceptional items comprised a £32m profit from the sale or closure of operations (2002 £50m; 2001 £7m), a £5m profit on the disposal of fixed assets (2002 £3m; 2001 £8m) and £57m written off investments (2002 £99m; 2001 £nil).

During 2003, the Group completed the sale of its interests in Huntsman International Holdings LLC. £109m had been received on initial closing of this transaction in 2002, and the balance of £173m was received in May 2003. Profit before tax, of £50m, in relation to the transaction has been included in profit on sale or closure of continuing operations. In addition, profit from the sale or closure of businesses included a £19m loss on the divestment of National Starch’s Permabond business, a charge of £30m in relation to a refinancing package for Ineos Chlor, and some increased provisions in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses. These were partially offset by a £7m receipt from the Ineos Group in relation to a number of outstanding matters, profits on the sale of both the Group’s explosives business in India (£4m) and National Starch’s Cheese Coatings business (£5m) and a number of provision releases in relation to prior year divestments.

The amount of £57m written off investments in 2003 related to a provision to write-down the value of ICI ordinary shares which the Group is committed to buy under forward contracts to hedge employee share options.

In total, exceptional items before tax and minority interests for 2003 amounted to a loss of £220m (2002 £46m loss; 2001 £137m loss). Exceptional items after tax and minorities were a loss of £163m (2002 £48m loss; 2001 £120m loss).

Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Net profit

Net profit before exceptional items for 2003 was £183m (2002 £227m; 2001 £222m). Net profit before exceptional items and goodwill amortisation was £219m (2002 £264m; 2001 £259m). Net profit after exceptional items and goodwill amortisation was £20m, compared with £179m for 2002 and £102m for 2001.

Back to Contents

Earnings per share

Basic and diluted earnings per share before exceptional items were 15.5p for 2003 compared to basic earnings per share before exceptional items of 20.4p for 2002 (2001 25.5p) and diluted earnings per share before exceptional items of 20.3p for 2002 (2001: 25.5p). Basic and diluted earnings per share were 1.7p compared with basic earnings of 16.1p for 2002 (2001 11.7p) and diluted earnings were 16.0p for 2002 (2001 11.7p).

Dividend and dividend policy

The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a second interim dividend of 3.5p, to bring the total dividend for 2003 to 6.25p (2002 7.5p).

Shareholders’ funds

The net profit for the year of £20m was reduced by dividends of £74m but increased by a favourable movement through reserves due to foreign exchange of £9m, movement in respect of own shares of £5m and goodwill items of £27m to give an overall net reduction in shareholders’ funds in 2003 of £13m. At the end of 2003, shareholders’ funds were in surplus of £450m (2002 surplus £463m; 2001 deficit £394m). The prior year figures have been restated for the effect of UITF 38 ‘Accounting for ESOP trusts’.

Cash flow

This commentary relates to the Statement of Group cash flow on page 57 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004.

Net cash inflow from operating activities for 2003 was £539m, £84m lower than 2002 due to the lower operating profit before exceptional items and goodwill amortisation for the Group. However, returns on investments and servicing of finance, at £96m, was lower than 2002 by £89m, due to reduced interest payments. Capital expenditure and financial investment for 2003, at £138m, was £46m lower than the £184m outflow last year, due to lower spend on tangible fixed assets. Acquisitions expenditure was £20m, compared with £54m in 2002.

Net proceeds from disposals were £104m in 2003 compared to £290m in 2002, and comprised £215m gross disposal proceeds (2002 £423m) less expenditure against divestment provisions of £111m (2002 £133m). The completion of the sale of the Group’s interests in Huntsman International Holdings LLC, with gross proceeds of £173m received in the second quarter 2003 was the major contributor to disposal proceeds.

Dividend payments of £86m (2002 £106m) related to the 2002 second interim dividend and the 2003 interim dividend. These payments were consistent with the policy announced in November 2000 whereby annual dividends are equivalent to about one third of net profit before exceptional items and goodwill amortisation.

Consequently, the Group’s cash inflow for 2003 before the use of liquid resources and financing of £266m, was £83m lower than the cash inflow of £349m in 2002. The overall reduction in Group cash flow was due to lower operating profit and net disposal proceeds, with improvements as a result of lower capital expenditure, reduced interest payments, lower equity dividend payments and lower acquisition spend.

Review of 2003 business results

Basis of presentation
The tables on pages 19, 20, 24 and 25 provide reconciliations between the UK GAAP performance measures of movements in “turnover” and “operating profit before exceptional items” and the non-UK GAAP performance measures that ICI uses of movements in “constant currency turnover” and “constant currency trading profit”. The tables detail the amounts excluded from the most directly comparable UK GAAP financial measure. “Reported” relates to the figures included in the financial statements prepared under UK GAAP. “Constant currency “ excludes the effect of currency translation differences and is a non-UK GAAP financial measure. ICI management use the “constant currency “ financial measure for purposes of making decisions about allocating resources across the business and assessing its underlying performance. A more detailed description of “constant currency” performance, how it is calculated, why it is considered useful for investors and the limitations of non-UK GAAP financial measures are set out on pages 12 to 14.

Back to Contents

Reconciliation table — UK GAAP “As reported” turnover performance to non-UK GAAP “Constant currency sales” performance — 2003 vs 2002

	Turnover		“As reported” change Increase/ (decrease)		Foreign exchange translation effects Favourable/ (adverse)	“Constant currency” change Increase/ (decrease)
	2003	2002	2003 vs 2002			2003 vs 2002
	£m	£m	£m	%	£m	£m	%
National Starch
Adhesives	757	753	4	1	(16)	20	3
Specialty Starches	483	475	8	2	(21)	29	6
Specialty Synethetic Polymers	375	361	14	4	(9)	23	6
Electronic and Engineering Materials	251	252	(1)	–	(5)	4	2

Total	1,866	1,841	25	1	(51)	76	4

Quest
Food	411	426	(15)	(3)	2	(17)	(4)
Fragrance	280	290	(10)	(4)	(7)	(3)	(1)

Total	691	716	(25)	(3)	(5)	(20)	(3)

Performance Specialties
Uniqema	669	669	–	–	14	(14)	(2)
Synetix and Security Systems	–	135	(135)	(100)	–	(135)	(100)

Total	669	804	(135)	(17)	14	(149)	(19)

Paints
Decorative Europe	688	656	32	5	23	9	1
Decorative North America	897	981	(84)	(9)	(62)	(22)	(2)
Decorative Asia	224	212	12	6	(14)	26	12
Decorative Latin America	152	136	16	12	(14)	30	22
Packaging Coatings	177	170	7	4	2	5	3
Other	25	27	(2)	(7)	(2)	–	–

Total	2,163	2,182	(19)	(1)	(67)	48	2

International Businesses	5,389	5,543	(154)	(3)	(109)	(45)	(1)

Regional and Industrial	481	615	(134)	(22)
Inter-class eliminations	(21)	(33)	12	(36)

Total Group	5,849	6,125	(276)	(5)

Back to Contents

Reconciliation table — UK GAAP “As reported” operating profit to non-UK GAAP “Constant currency trading profit performance”- 2003 vs 2002

	National Starch	Quest	Performance Specialties	Paints	International Businesses	Regional and Industrial	Total Group
	£m	£m	£m	£m	£m	£m	£m
2003 operating profit after exceptional items	123	15	(34)	137	241	(47)	194

2002 operating profit after exceptional items	206	81	48	171	506	(10)	496

2003 exceptional operating items	59	29	41	49	178	22	200

2002 exceptional operating items	—	—	—	—	—	—	—

2003 operating profit before exceptional items	182	44	7	186	419	(25)	394

2002 operating profit before exceptional items	206	81	48	171	506	(10)	496

“As reported” changes (2003 vs 2002) increase/(decrease)	(24)	(37)	(41)	15	(87)	(15)	(102)

“As reported” % change (2003 vs 2002) increase/(decrease)	(12)%	(46)%	(85)%	9%	(17)%	(150)%	(21)%

2003 goodwill amortisation	17	1	1	17	36	—	36

2002 goodwill amortisation	18	1	1	17	37	—	37

2003 trading profit	199	45	8	203	455	(25)	430

2002 trading profit	224	82	49	188	543	(10)	533

Trading profit change (2003 vs 2002) increase/(decrease)	(25)	(37)	(41)	15	(88)	(15)	(103)

Trading profit % change (2003 vs 2002) increase/(decrease)	(11)%	(45)%	(84)%	8%	(16)%	(150)%	(19)%

Foreign currency translation effects	2	7	1	3	13

Constant currency trading profit change (2003 vs 2002) favourable/(adverse)	(23)	(30)	(40)	18	(75)

Constant currency % change (2003 vs 2002) favourable/(adverse)	(10)%	(36)%	(83)%	10%	(14)%

National Starch

National Starch’s sales of £1,866m were 1% ahead of 2002 on a reported basis and excluding foreign exchange translation effects sales were 4% ahead, although operating profit before exceptional items for 2003 was, at £182m, 24% below 2002 on a reported basis. Trading profit of £199m was 10% lower on a constant currency basis. While growth in sales improved as the year progressed, and sales in Asia were strong throughout, significantly higher raw material prices, in particular for vinyl acetate monomer and other petrochemical based products in North America, and to a lesser extent in Europe, offset the benefits of the sales growth. Sales price increases were implemented but did not fully recover the increased raw material costs, and overall gross margin percentages were lower than for 2002. Additionally, higher natural gas prices in the United States and increased healthcare and pension expenses resulted in higher operating costs, primarily for the Starch division.

A new restructuring programme was announced during 2003, aimed at improving operating efficiency, with an estimated cash spend of £32m by the end of 2006, together with £22m of capital expenditure. An exceptional charge of £59m was included in 2003 operating profit after exceptional items in relation to this programme.

The following commentaries relate to the four business groupings within National Starch: Adhesives (41% of National Starch’s sales in 2003), Specialty Starch (26%), Specialty Synthetic Polymers (20%) and Electronic and Engineering Materials (13%). The geographic split of sales by customer location for National Starch in 2003 was Europe 27%, North America 40%, Asia 27% and Latin America and Rest of World 6%.

Back to Contents

Adhesives

Adhesives reported sales were 1% ahead of 2002, but excluding foreign exchange translation effects constant currency sales were 3% ahead of last year. However, significantly higher raw material prices throughout the year resulted in gross margin percentages well below 2002. Constant currency sales growth was strongest in Latin America and Asia, particularly in Mexico, China, and Japan. In the United States, sales were impacted by a weak manufacturing sector and a downturn in the market for recreational vehicles, although general market conditions did improve toward the end of the year. Sales in Europe were slightly ahead for the year on a constant currency basis, with improvement in Germany and Italy, partly offset by weakness in the UK and France. During the year the business in Europe divested its Cheese Coating business, and entered into a joint venture in engineered wood adhesives, called Purbond AG.

Specialty Starches

Specialty Starches reported sales for 2003 were 2% ahead of 2002, but excluding foreign exchange translation effects, sales were 6% ahead. However, the business was impacted by higher raw material costs and higher manufacturing costs in North America. Good constant currency sales growth continued in Asia, particularly in Thailand, Indonesia and in Australia, where the benefits of the 2002 acquisition of the ‘Hi Maize’ resistant starch business from Penford Corporation were most apparent. In Brazil, imports of product to supplement the short supply of locally produced starch lowered margins. During the year, as part of a review of the global specialty starch supply chain, plans were announced to close one starch manufacturing plant in North America and one in Europe. In order to ensure continuity of supply following the closures, National Starch will commission a new starch modification facility in China in 2004, and will enhance the capability of three existing specialty starch manufacturing plants.

Specialty Synthetic Polymers

Specialty Synthetic Polymers reported sales were 4% ahead of 2002, but excluding foreign exchange translation effects, sales were 6% ahead. However, gross margin percentages were well below last year due to the impact of higher petrochemical based raw material costs throughout 2003. The ‘Elotex’ redispersible powders business grew sales strongly, with expansion into Eastern Europe and growth continuing in the United States. The Personal Care polymers business and Alco Chemical both continued to perform well, but the Vinamul emulsion polymer business had a difficult year due to significantly higher raw material costs.

Electronic and Engineering Materials

Electronic and Engineering Materials reported sales were in line with 2002, but excluding foreign exchange translation effects, sales were 2% ahead of last year, and gross margin was also up, with some recovery in the electronics sector, particularly towards the end of the year. Ablestik delivered very strong constant currency growth, with success with new technologies and improvements in its core semiconductor materials market. Emerson & Cuming also delivered constant currency sales growth, primarily in China and Taiwan. However, offsetting most of these gains were lower constant currency sales for Acheson, which reflected weak demand in CRT and automotive applications. During the year, the division divested its Permabond engineering materials business, retaining one small product line which, in future, will be reported in Adhesives.

Quest

Quest had a poor year. Sales for 2003 of £691m were 3% below last year on both a reported and constant currency basis. Constant currency sales growth in North America and Latin America was offset by lower sales in Europe, primarily in Food. With lower gross margin percentages for both the Food and Fragrance businesses, operating profit before exceptional items for 2003 was £44m, 37% lower than 2002 on a reported basis. Excluding goodwill amortisation, trading profit of £45m was 36% lower on a constant currency basis.

During the year, Quest commenced a number of restructuring programmes in order to simplify its organisation and to deliver fixed cost savings. Cash spend of £17m by the end of 2005 is planned in relation to these programmes. An exceptional charge of £20m was included in 2003 operating profit after exceptional items in relation to these programmes.

Back to Contents

The following commentaries relate to Quest’s two major strategic businesses: Food (60% of Quest’s sales in 2003) and Fragrances (40%). The geographic split of sales by customer location in 2003 was Europe 41%, North America 26%, Asia 18% and Latin America and Rest of World 15%.

Food

Food had a difficult year, with reported sales 3% lower than 2002, and excluding foreign exchange translation effects, sales were 4% lower on a constant currency basis, due to a significant reduction in sales in Europe. This reflected a loss of market share in sweet flavours following customer service problems that resulted from 2002 systems changes at its Naarden facility in the Netherlands. Although much remains to be done, during 2003 progress was made in rebuilding certain customer relationships, supply chain performance improved substantially and the organization was streamlined. Sales outside Europe on a constant currency basis were ahead of last year, with strong performances for flavours in North America, and in China. Overall gross margin percentages were lower than last year, although there was some improvement as the year progressed.

Fragrance

Reported sales for Fragrance were 4% below 2002. Excluding foreign exchange translation effects, sales were 1% lower. Strong constant currency sales growth in North America was offset by lower sales in other regions, reflecting difficult market conditions particularly in Fine Fragrances during the second half of the year. Gross margin percentages were lower, reflecting in part adverse changes in the sales product mix.

Performance Specialties

The sales and operating profit for Performance Specialties for 2003 included only the results of the Uniqema business, following the divestment of the Synetix and Security Systems businesses during 2002. As reported sales of £669m and operating profit before exceptional items of £7m were 17% (£135m) and 85% (£41m) below 2002 respectively, with all of the sales shortfall and £21m of the operating profit shortfall related to the businesses divested last year.

Uniqema

Uniqema had another difficult year. Reported sales were £669m, in line with last year, but excluding foreign exchange translation effects, sales were 2% below 2002, with weak demand resulting in lower sales volumes of fatty acids, particularly in Europe and the Americas, only partially offset by increased prices. The relative strength of the Euro against the US dollar, affecting continental European exports to North America and Asia, adversely impacted gross margins by an estimated £10m for the year, and the business was also impacted by significant increases in energy costs in North America.

During the year, a major new restructuring programme was announced in order to reduce overheads, and in addition, two manufacturing sites will be closed in the US, with an estimated total cash spend of £40m by the end of 2005, together with £7m of capital expenditure. An exceptional charge of £48m was included in 2003 operating profit after exceptional items in relation to this programme.

Paints

Paints reported sales of £2,163m for the year were 1% lower than 2002 but excluding foreign exchange translation effects, sales were 2% ahead of 2002, with growth in Europe, Asia and Latin America. Overall gross margin percentages were similar to last year, and with the benefits of restructuring and good cost control, operating profit before exceptional items of £186m was 9% ahead of last year. Excluding the effects of foreign exchange translation, constant currency trading profit was 10% higher.

During the year, Paints commenced a number of restructuring programmes, mainly in Europe, to improve supply chain productivity. Cash expenditure of £45m in relation to these programmes is planned, mainly by 2005, together with £19m of capital expenditure. An exceptional charge of £49m was included in 2003 operating profit after exceptional items in relation to these programmes.

The following commentaries relate to the four geographical regions where Decorative Paints operates (91% of Paints’ sales for 2003) and to Packaging Coating business (8%). Other businesses represented 1% of sales. The geographic split for Paints by customer location in 2003 was Europe 37%, North America 42%, Asia 12% and Latin America and Rest of World 9%.

Back to Contents

In Decorative Europe, reported sales were 5% ahead of 2002. Excluding favourable foreign exchange translation effects, sales were 1% ahead of 2002, with good performances in the UK retail and trade markets, Ireland and Poland offsetting lower sales in Germany where the weak economy continued to affect results.

In Decorative North America, reported sales were 9% below 2002. However, 7% of this decline was due to adverse foreign exchange transaction effects; excluding these effects sales were 2% below 2002, impacted by poor weather in the first half, which particularly affected sales of product for exterior use.

Decorative Asia continued to deliver excellent results. Reported sales for 2003 were 6% ahead of 2002, and excluding foreign exchange translation effects, sales were 12% ahead with notable performances in China, India, Thailand, Vietnam and Pakistan.

Sales in Decorative Latin America recovered strongly, particularly in Argentina and Uruguay, following a very difficult 2002 where currency devaluation had a major impact on performance. For the region in total, 2003 reported sales were 12% ahead of last year, and excluding foreign exchange translation effects, sales were 22% ahead.

Reported sales for the Packaging Coatings business were 4% ahead, and excluding foreign exchange translation effects, sales were 3% above last year.

Regional and Industrial

Sales for the Regional and Industrial businesses were £481m, 22% below 2002, including £55m of ‘nil margin’ sales (2002 £209m). Excluding the impact of ‘nil margin’ sales and sales from businesses divested, the Regional and Industrial businesses delivered 17% growth, with particularly strong growth for the businesses in Pakistan.

The operating loss before exceptional items for the year was £25m, compared with a loss of £10m in 2002, and included a £42m charge for pension costs, £26m more than 2002, following the triennial valuation of the ICI UK Pension Fund conducted earlier in the year (detailed in note 36). In addition, 2002 was impacted by a £5m provision in relation to ICI’s former Soda Ash business.

The charge in respect of pension costs in relation to the ICI UK Pension Fund is included in Regional and Industrial for segmental reporting, as it largely relates to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemical businesses.

Regional and Industrial operating profit after exceptional items, included £25m of exceptional operating charges related to the restructuring programme to reduce the scope of activities in ICI’s Corporate Centre, with overall cash expenditure of £24m in relation to the programme by the end of 2006.

Back to Contents

Review of 2002 business results

Reconciliation table — UK GAAP “As reported” turnover performance to non-UK GAAP “Constant currency sales” performance — 2002 vs 2001

	Turnover		“As reported” change Increase/ (decrease)		Foreign exchange translation effects Favourable/ (adverse)	“Constant currency” change Increase/ (decrease)
	2002	2001	2002 vs 2001			2002 vs 2001
	£m	£m	£m	%	£m	£m	%
National Starch
Adhesives	753	771	(18)	(2)	(24)	6	1
Specialty Starches	475	474	1	—	(17)	18	4
Specialty Synethetic Polymers	361	363	(2)	—	(8)	6	2
Electronic and Engineering Materials	252	245	7	3	(8)	15	6

Total	1,841	1,853	(12)	(1)	(57)	45	2

Quest
Food	426	429	(3)	(1)	(11)	8	2
Fragrance	290	298	(8)	(3)	(6)	(2)	(1)

Total	716	727	(11)	(1)	(17)	6	1

Performance Specialties
Uniqema	669	665	4	1	(12)	16	2
Synetix and Security Systems	135	167	(32)	(19)	—	(32)	(19)

Total	804	832	(28)	(3)	(12)	(16)	(2)

Paints
Decorative Europe	656	632	24	4	3	21	3
Decorative North America	981	1,018	(37)	(4)	(44)	7	1
Decorative Asia	212	198	14	7	(8)	22	11
Decorative Latin America	136	186	(50)	(27)	(6)	(44)	(24)
Packaging Coatings	170	170	—	—	(2)	2	1
Other	27	29	(2)	(7)	(2)	—	—

Total	2,182	2,233	(51)	(2)	(59)	8	—

International Businesses	5,543	5,645	(102)	(2)	(145)	43	1

Regional and Industrial	615	821	(206)	(25)
Eliminations	(33)	(41)	8	(20)

Total Group	6,125	6,425	(300)	(5)

Back to Contents

Reconciliation table – UK GAAP “As Reported” operating profit to non-UK GAAP “Constant currency trading profit” – 2002 vs 2001

	National Starch	Quest	Performance Specialties	Paints	International Businesses	Regional and Industrial	Total Group
	£m	£m	£m	£m	£m	£m	£m

2002 operating profit before exceptional items	206	81	48	171	506	(10)	496

2001 operating profit before exceptional items	200	106	67	159	532	4	536

“As Reported” changes (2002 vs 2001)	6	(25)	(19)	12	(26)	(14)	(40)

“As Reported” % change (2002 vs 2001)	3%	(24)%	(28)%	8%	(5)%		(7)%

2002 goodwill amortisation	18	1	1	17	37	–	37

2001 goodwill amortisation	18	1	1	17	37	–	37

2002 trading profit	224	82	49	188	543	(10)	533

2001 trading profit	218	107	68	176	569	4	573

Trading profit change (2002 vs 2001) increase/(decrease)	6	(25)	(19)	12	(26)	(14)	(40)

Foreign currency translation effects	5	1	1	4	11

Constant currency change (2002 vs 2001) favourable/(adverse)	11	(24)	(18)	16	(15)

Constant currency % (2002 vs 2001)	5%	(22)%	(27)%	9%	(3)%

National Starch

National Starch’s sales of £1,841m for 2002 were 1% below 2001 on a reported basis but excluding foreign exchange translation effects, sales were 2% ahead of 2001. Operating profit before exceptional items for 2002 was £206m, 3% above 2001. Trading profit of £224m was 5% ahead on a constant currency basis. The growth in sales and profitability reflected both the modest recovery in economic conditions in North America in comparison with 2001 and continued growth from the Asian businesses. Investment in restructuring, announced during 2001, improved the competitiveness and profitability of the Specialty Synethetic Polymers and Adhesives businesses in both the US and Europe.

The following commentary relates to the four business groupings within National Starch : Adhesives (41% of National Starch’s sales in 2002), Specialty Starch (25%), Specialty Synthetic Polymers (20%) and Electronic and Engineering Materials (14%). The geographic split of sales for National Starch by customer location in 2002 was Europe 25%, North America 43%, Asia 26% and Latin America and Rest of World 6%.

Adhesives

Adhesives reported sales were 2% below 2001, but excluding adverse foreign exchange translation effects, sales were 1% ahead. Gross margin percentages improved partly due to lower raw material costs throughout most of the year. The business also benefited from savings from the 2001 restructuring programme. Growth in Asia was strongest in China, Indonesia, Malaysia and India, offsetting weakness in Japan, where economic conditions continued to be difficult. In the United States, business performance improved in the second half of the year, although full year constant currency sales remained slightly below 2001. In Europe, constant currency sales were slightly ahead for the year, with a strong second half performance stemming from new contract wins. During the year a new manufacturing facility was opened in Shanghai, China.

Back to Contents

Speciality Starches

Reported sales for Starch were in line with 2001, but excluding adverse foreign exchange translation effects, sales were 4% ahead. Constant currency sales growth in Asia was strong, particularly for food starch, although higher raw material costs lowered gross margin percentages during the middle of the year. In the United States, sales mix was poor, with growth for commodity food starches outpacing growth in specialty food starch. Papermaking starch constant currency sales in North America improved in the second half, following new business wins in both the United States and Canada. However, with average corn costs for the year higher than 2001, gross margin percentages in North America were lower. In Europe, constant currency sales and gross margins in both food and papermaking were ahead for the year.

Specialty Synthetic Polymers

Specialty Synthetic Polymers reported sales were in line with 2001, but excluding adverse foreign exchange translation effects, sales were 2% ahead, and with the benefits from lower raw material costs, gross margin percentages were well ahead of 2001. The Personal Care polymers business introduced a number of new products during the year, helping it to deliver another year of growth. Alco Chemical performed strongly during the year, particularly in sales of its low molecular weight polymers to the water treatment industry in the United States. The Elotex redispersible powders business also performed well and delivered its strongest growth in the United States, and from expansion into Eastern Europe and Asia. The Vinamul emulsion polymer business achieved strong profit growth due to good fixed cost control and lower average raw material prices, albeit from lower overall sales.

Electronic and Engineering Materials

Electronic and Engineering Materials reported sales were 3% ahead of 2001, and excluding adverse foreign exchange translation effects, sales were 6% ahead – a modest recovery from a weak 2001. Constant currency sales were relatively strong in the second quarter and towards the end of the year, but uncertainty in the electronics and telecommunications markets meant that there was no sustained recovery during 2002. Ablestik delivered good growth in the semiconductor materials market and Emerson & Cuming also delivered constant currency sales growth, particularly from strong sales in ink jet materials. Acheson constant currency sales were ahead for the year, primarily as a result of growth for its process lubricants business.

Quest

Quest delivered reported sales for 2002 of £716m, 1% lower than 2001, but excluding foreign exchange translation effects, sales were 1% ahead of 2001 on a constant currency basis, with good overall constant currency sales growth in North America and Asia, offsetting lower Food sales in Europe and Fragrance sales in Latin America. Food delivered 2% constant currency sales growth whilst Fragrance sales were 1% lower on a constant currency basis. Overall gross margin percentages were in line with 2001, with favourable product mix offset by tolling costs and adverse exchange rate movements. However, with an estimated £17m impact from production issues arising from second quarter systems changes in a foods factory in the Netherlands, operating profit before exceptional items for 2002 was £81m, 24% below 2001 on a reported basis, and trading profit of £82m was 22% lower on a constant currency basis.

During the year, Quest continued to implement the major programme announced in 2001 to rationalise its cost base and upgrade its business systems.

The following commentaries relate to Quest’s two major strategic businesses: Food (60% of Quest’s sales in 2002) and Fragrances (40%). The geographic split of sales for Quest by customer location in 2002 was Europe 41%, North America 26%, Asia 18% and Latin America and Rest of World 15%.

Food

Food had a difficult year but still delivered reported sales only 1% below 2001, and excluding adverse foreign exchange translation effects, delivered 2% sales growth, with particularly strong constant currency sales performances for both flavours and food ingredients in Asia and in North America. Constant currency sales in Europe were lower. Gross margin percentages were negatively impacted by the second quarter ERP implementation issues in the Netherlands and, consequently, gross margin percentages were well below 2001.

Fragrance

Fragrance reported sales were 3% lower than 2001, and excluding adverse foreign exchange translation effects, sales were 1% lower in a difficult market, partly due to economic slowdown in Latin America combined with a general market slowdown in fine fragrance retail sales throughout the year. However, the introduction of new products resulted in strong constant currency performances in Quest’s fine fragrance and personal care businesses, which largely compensated for more difficult conditions in aroma chemicals and other segments.

Back to Contents

Performance Specialties

The reported sales and operating profit for Performance Specialties for 2002 reflect the effects of the divestment of the Synetix and Security Systems businesses during the year. Security Systems was sold to Lincolnshire Management Inc. in July 2002 and Synetix was sold to Johnson Matthey plc for £260m in the fourth quarter of 2002. As reported sales of £804m and operating profit of £48m were 3% and 28% below 2001 respectively.

Uniqema

Uniqema had a difficult year; reported sales of £669m were 1% ahead of 2001, and excluding adverse foreign exchange translation effects, sales were 2% ahead but the business experienced significant pressures on gross margin percentages, mainly as a result of weaker sales mix in fatty acids and increases in raw material costs. Market prices of glycerine (a major by-product from Uniqema processes) fell in the first quarter but showed no further year on year weakness in subsequent quarters.

Lubricants and Personal Care delivered good constant currency sales growth in 2002, 9% and 4% respectively. Lubricants sales were driven by strong demand in the industrial sector in Europe and the compressor sector in North America. Personal Care grew in all regions, and particularly in China and Korea, while sales of new skincare products also increased.

In 2002 Uniqema closed its offices at Everberg in Belgium and successfully completed the implementation of new ERP computer systems at all sites in Europe.

Synetix
Synetix sales were 19% below 2001 on a reported basis but for the 10 months up to the divestment and excluding foreign exchange translation effects were 8% ahead of 2001 with growth in all main markets. Gross margins were above 2001 due to improved sales mix.

Paints

For 2002, Paints delivered reported sales of £2,182m, 2% below 2001, but excluding adverse foreign exchange translation effects, achieved constant currency sales which were very nearly the same as in 2001 despite the economic difficulties in Latin America, where sales were down 24% on a constant currency basis. Performance in Asia was excellent, with significant sales and trading profit growth. Operating profit before exceptional items for 2002 was £171m, 8% ahead of 2001. Trading profit for Paints of £188m, was 9% ahead on a constant currency basis, with a trading loss in Latin America more than offset by profit growth in other regions.

The following commentaries relate to the four geographical regions where Decorative Paints operates (91% of Paints’ sales for 2002) and the Packaging Coating business (8%). The geographic split of sales for Paints by customer location in 2002 was Europe 34%, North America 46%, Asia 12% and Latin America and Rest of World 8%.

In Europe, reported sales were 4% ahead of 2001. Excluding foreign exchange translation effects, sales were 3% ahead, with particularly good performances in the UK retail and trade markets during the second half of the year. There was also strong growth in the businesses in France and Poland, offsetting lower sales in Germany where a slow economy affected business.

In North America, reported sales were 4% below 2001 but excluding foreign exchange translation effects, sales were 1% ahead of 2001. Constant currency sales growth in the US domestic housing and Canadian markets was partially offset by lower sales in the US non- residential construction sector.

Reported sales in Asia were 7% ahead of 2001, and excluding foreign exchange translation effects, constant currency sales growth exceeded 11% for the second year in succession with strength in India, China, Thailand and Indonesia being partially offset by Singapore and Taiwan.

Back to Contents

Latin America had a significant negative impact on Paints overall sales and profit growth for the year. The major devaluation in the Argentinean Peso during the first quarter was followed by devaluations of other currencies in the region and a slowdown in economic activity. As a result, reported sales were 27% below 2001 and in US$ terms sales declined from 2001 by 24%. This, together with the higher cost of imported raw materials from the currency devaluation, resulted in a trading loss for the year.

The Packaging Coatings business delivered reported sales which were the same as 2001, but excluding foreign exchange translation effects, constant currency sales growth was 1%.

Regional and Industrial

Regional and Industrial reported sales for 2002, at £615m, were 25% below 2001, mainly due to divested businesses and a reduction in “nil margin sales” from £275m in 2001 to £209m in 2002. 2001 sales included sales of methanol under a tolling agreement which ceased in April 2001 and supply contracts involving businesses that have been divested. Higher profits from Pakistan and Argentina were offset by the loss of profits from divested businesses and the impact of a £5m provision in relation to a continuing European court case involving ICI’s former Soda Ash business. Consequently, the Regional and Industrial business recorded an operating loss before exceptional items of £10m, £14m lower than 2001.

Pakistan
The world and Asian PTA markets experienced significant price fluctuation during the year with markets improving rapidly during the middle of the year, but falling away towards the end of the year as new capacity came on stream in Asia. The PTA business delivered a satisfactory trading performance for the year. Sales and operating profit were lower in polyester fibre, although the Soda Ash business continued to perform well. Overall, operating profit in Pakistan was above 2001.

India
Operating profit for the regional businesses in India was below 2001 mainly due to the divestment of the pharmaceuticals business during the period. The explosives and nitrocellulose businesses continued to perform well.

Argentina
Whilst sales in Argentina for 2002 were below 2001 due to the effect of the Peso devaluation operating profit improved as the wine chemicals and performance chemicals businesses benefited from significant hard currency exports.

The information set forth under the heading “Description of business – Regulation safety, health and the environment” on pages 16 and 17, and the graphs related to Turnover – continuing operations, Trading profit – continuing operations and Group profit before tax on page 18, Turnover and Trading profit and turnover by customer location of “National Starch” on page 26, “Quest” on pages 26 and 27, “Performance Specialties” on page 27 and “Paints” on page 28, of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 10, 2004 is incorporated herein by reference.

Treasury policies

The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Back to Contents

Financing and interest rate risk

At December 31, 2003, the Group’s net debt was £1,326m (2002 £1,667m; 2001 £2,917m).

The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from long-term loans, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s policy is to maintain between 40% and 60% of its long-term borrowings at fixed rates for periods of up to 5 years. Notes 20 and 37 to the consolidated financial statements show the overall interest rate structure of the Group’s borrowings at the end of 2003. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against any future business disposal proceeds. Consequently, a large part of the Group’s borrowings (after taking account of swaps and forward contracts) are denominated in US Dollars. Details of the currency mix of borrowings are shown in note 37 to the consolidated financial statements. In addition, in determining currency mix, the Group takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 20 to the consolidated financial statements. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to around 5 years or longer, depending on relative cost. The average maturity for long-term debt was 4.0 years at December 31, 2003.

Liquidity and investments

At December 31, 2003 the Group had at its disposal $1,385m (sterling equivalent £777m) of committed borrowing facilities. These comprise $685m maturing October 2006 and $700m maturing May 2008. These facilities provide a back-stop for short-term funding as well as flexibility to supplement future cash flows. In addition, facilities of $179m (£100m) back-stop the two receivables securitisation programmes.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital requirements arise principally from those increases in stocks and debtor balances related to operating activities of the Paints businesses in the second and third quarters of the year. This regular, seasonal demand coincides with the North American and European spring / summer months during which consumers tend to use Paints products on the exterior of their buildings to a greater extent than in the other months of the year. The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At December 31, 2003, the Group had £29m of short-term borrowings outstanding.

During 2003, the principal movements in long-term debt were the issuance of a $500m (£293m) 5 year note and a $500m (£293m) 10 year note in November 2003. There was a £100m 17 year bond maturity and a £125m 2.4 year note maturity. Also in 2003, the Group redeemed the remaining £100m in FRPS (fixed rate redeemable preference shares).

The Group runs two receivables securitisation programmes in the US, as referred to above. At December 31, 2003 there were no borrowings made against this facility. Any outstanding amount would have been reported in the Group’s financial statements under current instalment of loans (note 20 to the consolidated financial statements).

During 2003 actions by the rating agencies included the following:

On November 11, 2003, Moody’s Investors Service (“Moody’s”) lowered the credit ratings of ICI to Baa3/P-3 from Baa2/P-2. Moody’s outlook for these ratings is stable. Moody’s noted that the lowering of the ratings reflected its expectation of weaker than anticipated cashflow / debt protection metrics over the coming two years.

Back to Contents

On November 14, 2003, Standard & Poor’s Ratings Services announced that its ratings of ICI unsecured debt of BBB/Stable/A-2 will remain unaffected by ICI’s agreement with the ICI UK Pension Fund on October 16, 2003 which is described in “Notes relating to the accounts” on page 93 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004.

The ratings downgrade by Moody’s reduced the Group’s funding options, in particular restricting access to its major commercial paper markets and increasing its cost of borrowings. The undrawn, committed borrowing facilities detailed earlier, together with undrawn amounts available under the receivables securitisation programmes provide more capacity than ICI has previously required from its commercial paper funding, which itself, currently remains available, albeit with a lower level of investor demand than prior to the ratings downgrade.

In 2004, there is a $750m (£421m) 7 year note maturing in September 2004. As necessary, this is expected to be refinanced through new debt issues. Access to the range of the debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

Under the arrangements with Ineos Chlor (described in note 39 to the consolidated financial statements), as at December 31, 2003, Ineos Chlor has the ability to borrow a further £50m from ICI, with ICI making an additional cash contribution of £30m.

Off-balance sheet arrangements

Off-balance sheet financing mainly comprises the leases described in note 34 to the consolidated financial statements and a series of forward contracts (total nominal amount of £126m as of December 31, 2003) used to hedge some of the obligations of the employee share ownership plans.

As regards the latter, the Group is committed to acquire under forward contracts, shares or ADSs of the Company to hedge its obligations under the Senior Staff Scheme, the Performance Growth Plan, and the Stock Appreciation Rights Plan. The trust has entered into forward commitments to purchase 26.4 million shares at a weighted average cost of £4.78 per share (total commitment £126m) in the period 2004 to 2005, these forward commitments include collateral requirements related to the prevailing share price of the Company. At December 31, 2003, no collateral payments have been made. These shares are intended to satisfy requirements for share options exercisable in the period 2004 to 2013. A provision of £70m has been made to write-down the shares under forward commitments to estimated net realisable value having regard to the period over which the related options are exercisable.

Back to Contents

Contractual obligations

The following table summarises ICI’s principal contractual obligations at December 31, 2003, including instalments, which are described in the consolidated financial statements and related notes. Further analysis of individual obligations can be reviewed by reference to the notes relating to the accounts indicated in the table below.

			Payments due by period
	Notes relating to the accounts	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
As at 31 December 2003		£m	£m	£m	£m	£m
Loans	20	1,887	534	327	714	312
Finance lease obligations	34	4	1	2	–	1
Operating leases	34	334	68	98	54	114
Capital expenditure	39	28	28	—	—	—
ICI UK Pension Fund top-up	36	558	62	124	124	248
Purchase obligations		1,285	174	400	372	339

Total		4,096	867	951	1,264	1,014

Foreign currency risk

Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2003 currency mix of profits, the adverse annual impact due to translation exposures on the Group operating profit before exceptional items and goodwill amortisation of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2003 would be approximately £12m. The equivalent impact of a 5% strengthening of Sterling against the Euro would lead to an impact of approximately £2m.

Critical accounting policies and estimates

The Group’s main accounting policies affecting its results of operations and financial condition are set out in “Accounting policies” on pages 52 and 53 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004. Judgements and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. The following policies are considered to be the Group’s critical accounting policies under UK GAAP as the judgements and assumptions made could have a significant impact on its results of operations and financial condition.

Divestment provisions

As at December 31, 2003, the Group had divestment provisions of £348m. The divestment provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long term residual obligations such as legacy management, pension administration and environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgement at the time. The provisions are regularly reviewed in the light of the most current information available. In 2003 this resulted in a release of £12m. The provisions will continue to be reviewed regularly.

Back to Contents

Restructuring provisions

As at December 31, 2003, the Group had restructuring provisions of £148m, principally in respect of the restructuring programmes announced during 2003. The provisions were established in accordance with FRS No. 12, but include judgements on the costs of severance of the affected employees and of plant closure and other costs. In addition, management judgement is required in determining the asset impairments related to the programme. The provisions will be reviewed in future years. A review in 2003 of the provisions relating to prior years resulted in a release of £12m.

Retirement benefits

A triennial valuation of the ICI UK Pension Fund was conducted at March 31, 2003 both for funding purposes and for accounting purposes in accordance with SSAP 24. The valuation, which was based on assumptions determined with advice from the Company’s actuary, identified a deficit of £344m, compared with £4m at the previous valuation at March 31, 2000. The charge to the profit and loss account increased from £16m in 2002 to £42m in 2003. The size of the deficit is sensitive to the market value of the Fund’s investments and to actuarial assumptions, which include price inflation, pension and salary increases and the discount rate for accrued liabilities and for ongoing contributions. As there is a degree of inter-dependency between some of the assumptions, it would be impractical and potentially misleading to give any approximate impact on the annual Group operating profit of a change in any one assumption in isolation.

Forward share purchase arrangements

Included within exceptional items in 2003 was a charge of £57m as a provision against shares of the Company, which ICI is committed to buy under forward purchase agreements. The provision was based on the estimated net realisable value of the shares having regard to the period over which the related options are exercisable. The provision will be kept under review in the light of the trends in the Company’s share price.

Contingent liabilities

The Group is subject to a number of contingent liabilities. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised, as either a transfer of economic benefits is not “probable”, or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in “Notes relating to the accounts – Note- 39 Commitments and contingent liabilities” on pages 101 and 102 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004.

Investments

Included within “Investments in participating and other interests” are the Group’s loans to Ineos Chlor, with a cost of £109m. A provision of £99m is held against these loans as uncertainty exists as to the extent to which, and period over which, these amounts will be recovered. The recoverability of the loans will be regularly reviewed.

Additionally, the Group considers its goodwill accounting policy to be critical under US GAAP:

Goodwill

The Group has capitalised goodwill under US GAAP of £3,173m at December 31, 2003. Goodwill is required to be tested for impairment at least annually (the fourth quarter for the Group) or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine fair value. In calculating the fair value, significant management judgement is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgements were adopted then different impairment outcomes could result. An impairment of £255m, representing all the US GAAP goodwill of the Uniqema business, was recognised in the year as a result of the difficult trading conditions faced by the business. No further impairment resulted from the annual impairment test. The headroom in the annual impairment test for the Quest reporting unit was £84m (total US GAAP goodwill of £736m at December 31, 2003); a 1% increase in the discount rate applied would have resulted in an impairment.

Back to Contents

New Accounting Standards

UK Accounting Standards FRS No.17 Retirement Benefits, which will affect future consolidated financial statements, and UITF 38 Accounting for ESOP Trusts and their impacts are discussed in note 1 to the consolidated financial statements; neither will have any impact on cash flows. New US Standards are outlined in “Notes relating to the accounts – Note 41– Differences between UK and US accounting principles” on pages 105 and 106 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004.

International Financial Reporting Standards

The Group has established an IAS Project Steering Committee to oversee the transition to International Accounting Standards (“IAS”). Reporting to the Steering Committee are a number of workstreams covering the areas identified as being impacted by the move to IAS, ranging from considering the Group’s accounting policies to reviewing the underlying processes, systems and controls. At this stage, the Group has not completed the work necessary to identify with sufficient certainty all the accounting policy differences that will arise from the transition to IAS.

B.	Liquidity and Capital Resources.

The information set forth in the third paragraph under the heading “Description of business – Capital expenditure” on page 15, in the table contained in “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities” on page 101 and under the heading “Operating and financial review – Counterparty credit risk” on page 23 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference

Also refer to the information set forth in this report in the heading “Cash flow” on page 18, “Treasury policies” on page 28, “Financing and interest rate risk” on page 29, “Liquidity and investments” on page 29 and “Foreign currency risk” on page 31.

As noted in the fifth paragraph of “Operating and financial review – Liquidity and investments” on page 22 of the Company’s Annual Report and Accounts contained in its Report on Form 6-K dated March 12, 2004 the Imperial Chemical Industries Employee Benefit Trust (the “Trust”) has entered into forward commitments to purchase shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company.

The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.

C.	Research and Development, Patents and Licenses, etc.

The information set forth under the headings “Description of business – Intellectual property” on page 15 and “Description of business – Research and development (R&D)” on pages 15 and 16 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The information set forth under the heading “Board of Directors” on pages 30 and 31 and the information set forth under the heading “Executive Management Team” on page 32 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

Back to Contents

B.	Compensation.

The information set forth under the headings “Remuneration report – 2003 Actual remuneration” on pages 40 and 41, “Remuneration report – Performance Growth Plan” on page 39, “Remuneration report – Awards under Performance Growth Plan” on page 42 and the graphs relating to Five-year cumulative Total Shareholder Return: ICI and Peer Group Indices and Five year cumulative Total Shareholder Return: ICI and FTSE 100 Indices on page 40, the headings “Remuneration report – Directors’ interests in share options” on pages 43 and 44, “Remuneration report – Retirement benefits” on page 45, “Remuneration report – Directors’ pension benefits”, including the table thereunder on page 45, the first two sentences of the second paragraph of “Notes relating to the accounts – Note 2 – Directors’ and Officers’ remuneration and interests” on page 59 and under the subheading “Notes relating to the accounts – Note 23 – Called-up share capital of parent company – Employees’ share option schemes and other share based plans” on page 83 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

As of March 30, 2004, there were options outstanding in respect of 42.8m Ordinary Shares of £1 each under the Senior Staff and UK Sharesave Option Schemes normally exercisable in the period 2003 to 2014 at subscription prices of £1.34 to £10.08.

C.	Board Practices.

The information set forth under the headings “Nomination Committee”, “Remuneration Committee” and “Audit Committee” on page 34 and in the subheading “Remuneration report – Directors’ service agreements and letters of engagement” on page 47 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

D.	Employees.

The information set forth under the heading “Description of business – Employees” on page 17 and under the heading “Notes relating to the accounts – Note 35 – Employee numbers and costs” on page 92 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

E.	Share Ownership.

The information set forth under the headings “Remuneration report – Directors’ interests in share options” on pages 43 and 44 and “Remuneration report – Directors’ interests in shares” on page 46 and from the third sentence of the second paragraph onwards of “Notes relating to the accounts – Note 2 – Directors’ and Officers’ remuneration and interests” on page 59 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

As of April 1, 2004, shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

	£1 Ordinary Shares(1)	Options granted(1)

	At April , 1, 2004 Number	Options outstanding at April 1, 2004 Number	Subscription prices	Date latest option expires

			£
Directors (for further details see Remuneration Report pages 43, 44 and page 46 of the Annual Report 2003 incorporated herein by reference)	303,821	4,701,324	£1.340 to £10.077	09.12.13
Officers	133,103	3,611,375	£1.340 to £10.077	31.03.14

(1)	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

Back to Contents

As of April 1, 2004, no individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share Capital of the Company.

As of April 1, 2004, the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of Class	Amount owned (number of shares)	Per cent of class

Ordinary Shares	436,924	0.037

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The information set forth in paragraphs (a), (b)(i) and (c) under the heading “Shareholder information – Control of Company” on page 114 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

Set out below is updated information regarding interests in the Company’s £1 Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As of March 31, 2004

	Amount owned (number of shares) millions	Per cent of class

Brandes Investment Partners LLC	111.8	9.39
Barclays PLC	110.6	9.28
JPMorgan Chase Bank*	107.1	8.99
Artisan Partners LP	85.0	7.14
Standard Life Investments Ltd	43.6	3.66
Legal and General Investment Management	40.2	3.38
Capital International Group	36.2	3.04

*	This interest relates to ADRs issued by JPMorgan Chase Bank, as Depositary, which evidence ADSs.

As of March 31, 2004, no other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

B.	Related Party Transactions.

The information set forth under the heading “Notes relating to the accounts – Note 42 – Related party transactions” on page 101 of the Company’s Annual Report and Accounts and Form 20-F 2001 contained in its Report on Form 6-K dated March 2002 “Notes relating to the accounts – Note 41 – Related party transactions” on page 106 of the Company’s Annual Report and Accounts 2002 contained in its Report on Form 6-K dated March 11, 2003 and “Notes relating to the accounts – Note 40 – Related party transactions” on page 102 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

C.	Interests of Experts and Counsel.

Not applicable.

Back to Contents

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

Export Sales.

The total amount of export sales from the United Kingdom and the total amount of export sales from the United Kingdom as a percentage of total sales by ICI companies located in the United Kingdom is set out below:

	2003	2002	2001

Exports from the United Kingdom	£456m	£516m	£503m
Exports from the United Kingdom as a percentage of total sales made by ICI companies located in the United Kingdom	40%	38%	32%

Subsidiary Undertakings.

The last sentence of the first paragraph under the heading “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities” on page 101 of the Company’s Annual Report and Accounts contained in its Report on Form 6-K dated March 12, 2003 is incorporated herein by reference.

Legal or Arbitration Proceedings

Certain companies in the Group are defendants in various lawsuits. These lawsuits concern issues such as alleged product liability and contract disputes.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. Glidden is currently a defendant in six active suits and is also named in three unserved cases. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to defend all actions vigorously.

ICI Chemicals & Polymers Limited (“C&P”), a subsidiary, was involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (“Polyprima”). Fees due under these arrangements were being claimed by C&P against Polyprima who, in response, claimed damages for alleged breach of contract, fraud, deceit, misrepresentation and concealment. C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and in June 2003 the arbitration tribunal ordered Polyprima to pay outstanding licence fees and dismissed the counterclaims against C&P.

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected by the recall, including Coca Cola (Japan) Company Limited (“Coca Cola Japan”). On 8 August 2003 The Coca Cola Company and Coca Cola Japan filed a lawsuit in the state court of Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. Quest has denied liability and is contesting the claim vigorously. It is possible that the other two customers will also seek to recover alleged damages.

Back to Contents

Following ICI’s trading statement on March 25, 2003, three purported class actions on lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to disclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. At this point, the amount of the damages being claimed by the plaintiffs is unclear but could be substantial. ICI intends to contest the claims vigorously.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, arising out of the normal course of business or results of operations. The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group’s financial position.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI at December 31, 2003 was estimated at £146m). On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on December 2, 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remains a liability of ETOL. The present value of the gas purchase commitment guaranteed by ICI at December 31, 2003 was estimated at £247m. The numbers quoted above are ICI’s current estimates of its maximum potential liability.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. Ineos Chlor has currently drawn £80m under the facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance from the UK Government. The new funding from ICI comprises a £30m cash contribution and additional loan finance of £30m. The terms of the £100m loan having been restructured, loan repayments are due by the end of 2010.

Following the completion of the refinancing the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business has been withdrawn.

The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment at December 31, 2003 was estimated at £137m.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, liquidity or financial position.

Back to Contents

Policy on Dividend Distributions.

The information set forth under the heading “Operating and financial review – Dividend and dividend policy” on page 19 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

B.      Significant Changes.

On March 2, 2004 the Company agreed to sell the Food Ingredients business of Quest International to Kerry Group plc for US$ 440m (£238m) in cash. Net proceeds after tax and other costs are expected to be approximately US$365m (£197m), and will be used to reduce indebtedness. Completion is expected in the second quarter of 2004 and is subject to regulatory approvals and employee consultation.

For the year ended December 31, 2003 the Quest Food Ingredients business had sales of £138m, operating profit of £16m and at December 31, 2003 had net operating assets of £84m. The transaction is expected to give rise to a loss after tax of about £50m which will be accounted for as an exceptional item. The loss includes attribution of goodwill previously written off £160m.

ITEM 9 – THE OFFER AND LISTING

A.      Offer and Listing Details.

      Price History of the Stock.

The information set forth in the fourth paragraph and the related table under the heading “Trading market for Ordinary Shares” (beginning “The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares” etc.) on page 113 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

The reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange, based on its Daily Official List and the reported high and low sale prices of ADSs, as reported by Dow Jones (ADR quotations) for each month since February 2004 are set out below:

	£1 Ordinary Shares		ADSs
2004	Month high	Month low	Month high	Month low

	£	£	$	$
February	2.45	2.10	18.60	15.43
March	2.47	2.12	18.03	15.37

The Company’s share price as of April 1, 2004 was £2.30; the Company’s ADS price as of April 1, 2004 was $16.95.

B.	Plan of Distribution.

Not applicable.

Back to Contents

C.	Markets.

The information set forth in the second and third paragraphs under the heading “Trading market for Ordinary Shares” on page 113 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 (beginning “ The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange” ) is incorporated herein by reference.

	Total	In the United States

Number of record holders of:
Ordinary Shares as at January 1, 2004	163,715	726
ADSs as at March 26, 2004	2,704	2,644

As of March 26, 2004, the proportion of Ordinary Shares represented by ADSs was 9 % of the Ordinary Shares in issue.

D.      Selling Shareholders.

Not applicable.

E.      Dilution.

Not applicable.

F.      Expenses of the Issue.

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.      Share capital.

Not applicable.

B.      Memorandum and Articles.

      The information set forth in Item 10 B “Additional Information – Memorandum and Articles” of the Company’s Report on Form 20-F dated March 26, 2003 and filed with the Commission on March 27, 2003, is incorporated herein by reference.

C.	Material Contracts.

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years to April 5, 2004.

(a)
a Sale and Purchase Agreement dated June 14, 2002 among (1) the Company, (2) ICI Americas Inc., (3) ICI Alta, (4) ICI Finance PLC, (5) BNAC, Inc. and (6) CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in Huntsman International Holdings LLC (“HIH”), which comprise (A) a holding of subordinated loan notes in HIH (the “HIH Notes”) and (B) ICI Alta which held ICI’s 30% equity interest in HIH and ICI’s rights under an option agreement. The aggregate purchase price for the HIH Notes and ICI Alta was $440m before interest. Of this amount, $160m was received on June 14, 2002 and the remaining $280m was received on May 9, 2003 at which time ICI’s 30% equity interest in HIH was transferred.

(b)
an agreement dated September 23, 2002 between (1) the Company and (2) Johnson Matthey Public Limited Company (“Purchaser”) for the sale of the Synetix Business of the Company and its subsidiaries and the entire issued share capitals of ACMA Limited and Tracerco Radioactive Diagnostic Services Canada, Inc. The total consideration for the transaction was £260m of which the Company received £241m on November 1, 2002 with £19m being paid to ICI India Limited on December 2, 2002 in respect of that part of the Synetix Business which was operated by ICI India Limited. The agreement contains various warranties, indemnities and covenants made by the Company for the benefit of the Purchaser;

Back to Contents

(c)
an agreement dated July 31, 2003 between, amongst others, (1) the Company, (2) ICI Chemicals & Polymers Limited, (3) Ineos Chlor Holdings Limited and (4) Ineos Chlor Limited under which the parties agreed on an overall refinancing package for Ineos Chlor. The original disposal of ICI’s Chlor Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100 million loan facility. The Company has agreed to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“RSA”) from the UK Government. The new funding from the Company comprises a £30m cash contribution and additional loan finance of £30m. The terms of the original £100m loan having been restructured, loan repayments are due by the end of 2010;

(d)
an Underwriting Agreement dated November 18, 2003 between (1) ICI Wilmington Inc. (2) the Company and (3) Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC (together “the Underwriters”), pursuant to which the Underwriters agreed to purchase debt securities from ICI Wilmington in the form of US$ 500 million 4.375% guaranteed notes due 2008 and US$ 500 million 5.625% guaranteed notes due 2013. The Underwriting Agreement contains warranties, undertakings and indemnities given by ICI in favour of the Underwriters; and

(e)
a Sale and Purchase Agreement dated March 1, 2004 between the Company and the Kerry Group plc for the sale of Food Ingredients, a part of the Company’s Quest International business for a purchase price of US$ 440 million (£238 million) in cash. The agreement contains various warranties, indemnities and covenants made by the Company for the benefit of the purchaser. Completion is subject to regulatory approvals and employee consultation.

D.	Exchange Controls.

The information set forth under the heading “Shareholder information – Exchange controls and other limitations affecting security holders” on page 114 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

E.	Taxation.

The information set forth under the heading “Taxation”, “Taxation of dividends paid to US Shareholders”, “Taxation on capital gains”, and “UK inheritance tax” on page 115 of the Company’s Annual Report and Accounts contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

The information set forth under the heading “Shareholder Information – Documents on display – Securities and Exchange Commission” on page 120 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

Back to Contents

I.	Subsidiary Information.

The information set forth under the heading “Principal subsidiary undertakings” on page 112 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information set forth under the headings “Operating and financial review – Quantitative disclosure about market risk” on page 23, including the subheadings “Interest rate risk” and “Foreign currency risk”, “Operating and financial review – Financing and interest rate risk” on page 21, and “Operating and financial review – Counterparty credit risk” on page 23 and paragraph five under the heading “Employees’ share option schemes and other share based plans” in note 23 of the Notes relating to the accounts on page 83 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      The information set forth under the heading “Defaults, dividend arrearages and delinquencies” on page 113 of the Company’s Annual Report and Accounts 2003 contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

The information set forth under the heading “Audit and Internal Control” on page 35 of the Company’s Annual Report and Accounts contained in its Report on Form 6-K date March 12, 2004 is incorporated herein by reference.

The Company’s Chief Executive and Chief Financial Officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-14 (c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) as of December 31, 2003 and concluded that, as of the date of their evaluation, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F for 2003 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr J T Gorman and Baroness Noakes are the audit committee financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

ITEM 16B – CODE OF ETHICS

The information set forth under the heading “Principles of Business Conduct” on page 36 of the Company’s Annual Report and Accounts contained in its Report on Form 6-K dated March 12, 2004 regarding the Company’s “Code of Business Conduct” is incorporated herein by reference. The Code applies to all ICI employees including the Group’s Chief Executive, Chief Financial Officer and Group Financial Controller.

Back to Contents

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth in the third paragraph under the heading “Audit Committee Report” in the “Corporate Governance” section on page 35 of the Company’s Annual Report and Accounts contained in its Report on Form 6-K dated March 12, 2004 is incorporated herein by reference. Also incorporated is the information in note 45 “Remuneration of the Auditor” on page 111C under the heading “Notes relating to the accounts” in the financial statements under Item 18 of this Report, including the related table on the same page.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Part III

ITEM 17 – FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

The information set forth under the heading “Independent Auditors report on the Financial Statements to the Members of Imperial Chemical Industries PLC” and the financial statements (numbered pages 52 to 112) which begins on the page after the “Contents to the accounts” page (which is on the next page) constitutes the Company’s response to this item.

Back to Contents

Independent Auditors’ report to the Members and Board of Imperial Chemical Industries PLC

We have audited the accompanying consolidated balance sheets of Imperial Chemical Industries PLC and subsidiaries (“the Group”) as of 31 December 2003 and 2002, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, consolidated statements of cash flow and consolidated reconciliations of movements in shareholders’ funds for each of the years in the three-year period ended 31 December 2003. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Imperial Chemical Industries PLC and its subsidiaries as of 31 December 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2003 in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in note 1 to the financial statements, the Group has adopted UITF Abstract 38 “Accounting for ESOP trusts” in the year ended 31 December 2003. Consequently, the Group’s consolidated financial statements as of 31 December 2002 and 2001, and for each of the years in the two year period ended 31 December 2002 referred to above have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 41 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
11 February 2004

Back to Contents

contents to the accounts

ICI ANNUAL REPORT AND ACCOUNTS 2003	51

Back to Contents

Contents to the Accounts

accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company and its consolidated subsidiaries but not to its associates.

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The Group has elected to adopt the provisions of UITF 38 Accounting for ESOP Trusts in 2003 (see note 1). The following paragraphs describe the main accounting policies. The accounting policies of some overseas subsidiaries do not conform with UK Accounting Standards and, where appropriate, adjustments are made on consolidation in order to present the Group financial statements on a consistent basis. Note 41 describes the significant differences between UK GAAP and US Generally Accepted Accounting Principles (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP as a result of each difference.

Turnover
Turnover excludes Intra-Group sales and value added taxes. Revenue is recognised at the point at which title passes.

Depreciation
The Group’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly; however, the total lives approximate to 31 years for buildings and 13 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds its discounted estimated future cashflows the impairment is charged to the profit and loss account.

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

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included with net interest payable. Exchange differences on all other balances, except relevant foreign currency loans, are taken to operating profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates are taken to reserves, as are differences arising on equity investments denominated in foreign currencies in the Company accounts. Differences on relevant foreign currency loans are taken to reserves and offset against the differences on net investments in both Group and Company accounts.

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

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are revalued to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in operating profit.

52	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

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

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as ‘other debtors’. At maturity, the option premia net of any realised gains on exercise, are taken to the financial statements as operating profit.

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

Stock valuation
Finished goods, raw materials and other stocks are stated at the lower of cost and net realisable value, the first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Disposal provisions
The Group is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include pension liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Group based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Group’s control or are present obligations arising from past events that are not recognised as it is not probable a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Group reviews its obligations regularly and provides disclosures of its contingent liabilities in note 39.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. For purchased goodwill arising on acquisitions after 31 December 1997 goodwill is capitalised and amortised through the profit and loss account over a period of 20 years unless the Directors consider it has a materially different useful life, either on acquisition or subsequently, if a shorter life is indicated. For goodwill arising on acquisitions prior to 31 December 1997 purchased goodwill was charged directly to reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of goodwill exceeds it estimated recoverable amount, any impairment is charged to the profit and loss account. The estimated recoverable amount of goodwill is determined based on discounted projected future operating cash flows.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the assets and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The Group has elected to adopt early the provisions of UITF 38 Accounting for ESOP Trusts in these financial statements. Under the requirements of UITF 38 the shares held by the ESOP are stated at cost and deducted from shareholders’ funds.

ICI ANNUAL REPORT AND ACCOUNTS 2003	53

Back to Contents

Contents to the Accounts

group profit and loss account

for the year ended 31 December 2003

		2003

		Continuing operations				Discontinued		Total
						operations
		Before		Exceptional
		exceptional		items
		items
	notes	£m		£m		£m		£m

Turnover	4,5	5,849				–		5,849

Operating costs	3,5	(5,471)		(200)		–		(5,671)

Other operating income	5	16		–		–		16

Operating profit (loss)	3,4,5	394		(200)		–		194

After deducting goodwill amortisation	4	(36)		–		–		(36)

Share of operating profits less losses of associates	3,6	2		–		–		2

		396		(200)		–		196

Profits less losses on sale or closure of operations	3			41		(9)		32

Profits less losses on disposals of fixed assets	3			5		–		5

Amounts written off investments	3			(57)		–		(57)

Profit (loss) on ordinary activities before interest	4	396		(211)		(9)		176

Net interest (payable) receivable	7

Group		(92)		–		–		(92)

Associates		1		–		–		1

		(91)		–		–		(91)

Profit (loss) on ordinary activities before taxation		305		(211)		(9)		85

Taxation on profit (loss) on ordinary activities	8	(99)		52		6		(41)

Profit (loss) on ordinary activities after taxation		206		(159)		(3)		44

Attributable to minorities		(23)		(1)		–		(24)

Net profit (loss) for the financial year		183		(160)		(3)		20

Dividends	9							(74)

Profit (loss) retained for the year	24							(54)

Earnings (loss) per £1 Ordinary Share	10

Basic		15.5	p	(13.5	)p	(0.3	)p	1.7	p

Diluted		15.5	p	(13.5	)p	(0.3	)p	1.7	p

See accompanying notes to consolidated financial statements.

statement of group total recognised gains and losses

for the year ended 31 December 2003

2003
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	18

Associates	2

20

Currency translation differences on foreign currency net investments and related loans	2

Taxation on translation differences on foreign currency loans	7

9

Total recognised gains and losses for the year	29

Prior year adjustment	22

Total gains and losses recognised since last annual report	51

54	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts
	2002								2001 (as restated – note 1)

	Continuing operations				Discontinued operations		Total		Continuing operations				Discontinued operations		Total
	Before		Exceptional						Before		Exceptional
	exceptional		items						exceptional		items
	items								items
	£m		£m		£m		£m		£m		£m		£m		£m

Turnover	6,125				–		6,125		6,425				–		6,425

Operating costs	(5,652)		–		–		(5,652)		(5,935)		(143)		–		(6,078)

Other operating income	23		–		–		23		46		–		–		46

Operating profit (loss)	496		–		–		496		536		(143)		–		393

After deducting goodwill amortisation	(37)		–		–		(37)		(37)		–		–		(37)

Share of operating profits less losses of associates	18		–		–		18		57		(9)		–		48

	514		–		–		514		593		(152)		–		441

Profits less losses on sale or closure of operations			40		10		50				(11)		18		7

Profits less losses on disposals of fixed assets			3		–		3				8		–		8

Amounts written off investments			(99)		–		(99)				–		–		–

Profit (loss) on ordinary activities before interest	514		(56)		10		468		593		(155)		18		456

Net interest (payable) receivable

Group	(123)		–		–		(123)		(162)		–		–		(162)

Associates	(28)		–		–		(28)		(67)		–		–		(67)

	(151)		–		–		(151)		(229)		–		–		(229)

Profit (loss) on ordinary activities before taxation	363		(56)		10		317		364		(155)		18		227

Taxation on profit (loss) on ordinary activities	(115)		1		3		(111)		(116)		48		(29)		(97)

Profit (loss) on ordinary activities after taxation	248		(55)		13		206		248		(107)		(11)		130

Attributable to minorities	(21)		(6)		–		(27)		(26)		(2)		–		(28)

Net profit (loss) for the financial year	227		(61)		13		179		222		(109)		(11)		102

Dividends							(88)								(116)

Profit (loss) retained for the year							91								(14)

Earnings (loss) per £1 Ordinary Share

Basic	20.4	p	(5.5	)p	1.2	p	16.1	p	25.5	p	(12.5	)p	(1.3	)p	11.7	p

Diluted	20.3	p	(5.5	)p	1.2	p	16.0	p	25.5	p	(12.5	)p	(1.3	)p	11.7	p

	2002	2001
		(as restated – note 1)
	£m	£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	192	94

Associates	(13)	8

	179	102

Currency translation differences on foreign currency net investments and related loans	(91)	(59)

Taxation on translation differences on foreign currency loans	34	(12)

	(57)	(71)

Total recognised gains and losses for the year	122	31

ICI ANNUAL REPORT AND ACCOUNTS 2003	55

Back to Contents

Contents to the Accounts

balance sheets

at 31 December 2003

		Group		Company

		2003	2002	2003	2002
			(as restated
			note 1)
	notes	£m	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	11	532	574	–	–

Tangible assets	4,12	1,794	1,961	68	78

Investments

Subsidiary undertakings	13			10,489	11,357

Participating and other interests	14	57	33	1	1

		2,383	2,568	10,558	11,436

Current assets

Stocks	15	626	651	27	29

Debtors	16	1,605	1,695	2,438	2,689

Investments and short-term deposits	17	345	285	–	–

Cash	33	249	267	9	21

		2,825	2,898	2,474	2,739

Total assets		5,208	5,466	13,032	14,175

Creditors due within one year

Short-term borrowings	18	(29)	(226)	–	–

Current installments of loans	20	(534)	(500)	–	(270)

Other creditors	19	(1,663)	(1,692)	(4,725)	(7,768)

		(2,226)	(2,418)	(4,725)	(8,038)

Net current assets (liabilities)		599	480	(2,251)	(5,299)

Total assets less current liabilities	4	2,982	3,048	8,307	6,137

Financed by

Creditors due after more than one year

Loans	20	1,353	1,363	133	136

Other creditors	19	18	32	3,450	1,573

		1,371	1,395	3,583	1,709

Provisions for liabilities and charges	21	1,092	1,121	207	171

Minority interests – equity		69	69

Shareholders’ funds – equity

Called-up share capital	23	1,191	1,191	1,191	1,191

Reserves

Share premium account		933	933	933	933

Own shares		(53)	(58)

Associates’ reserves		13	11

Profit and loss account		(1,634)	(1,614)	2,393	2,133

Total reserves	24	(741)	(728)	3,326	3,066

Total shareholders’ funds (page 57)		450	463	4,517	4,257

		2,982	3,048	8,307	6,137

See accompanying notes to consolidated financial statements.

Included within Group net current assets are debtors of £521m (2002 £545m) which fall due after more than one year. Included within the Company net current liabilities are debtors of £297m (2002 £327m) which fall due after more than one year.

The accounts on pages 52 to 112 were approved by the Board of Directors on 11 February 2004 and were signed on its behalf by:

P B Ellwood CBE Director

T A Scott Director

56	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

statement of group cash flow

for the year ended 31 December 2003

		2003	2002	2001
	notes	£m	£m	£m

Net cash inflow from operating activities	25	539	623	637

Returns on investments and servicing of finance	26	(96)	(185)	(207)

Taxation		(37)	(35)	(58)

		406	403	372

Capital expenditure and financial investment	27	(138)	(184)	(206)

		268	219	166

Acquisitions and disposals

Acquisitions	28	(20)	(54)	(109)

Disposals	30	104	290	17

		84	236	(92)

Equity dividends paid		(86)	(106)	(185)

Cash inflow (outflow) before use of liquid resources and financing		266	349	(111)

Management of liquid resources	29	(194)	(13)	253

Financing

Issues of shares		–	807	–

Decrease in debt		(84)	(1,151)	(77)

	31	(84)	(344)	(77)

Increase (decrease) in cash	33	(12)	(8)	65

reconciliation of movements in shareholders’ funds

for the year ended 31 December 2003
		2003	2002	2001
			(as restated	(as restated
			note 1)	note 1)
	notes	£m	£m	£m

Net profit for the financial year		20	179	102

Dividends		(74)	(88)	(116)

Profit (loss) retained for the year		(54)	91	(14)

Issues of ICI Ordinary Shares		–	807	–

Movement in respect of own shares		5	(6)	2

Goodwill movement	24	27	22	(8)

Other recognised gains and (losses) related to the year	24	9	(57)	(71)

Net increase (reduction) in shareholders’ funds		(13)	857	(91)

Shareholders’ funds at beginning of year – equity (as previously reported)		499	(364)	(249)

Prior year adjustment		(36)	(30)	(54)

Shareholders’ funds at beginning of year – equity (as restated – note 1)		463	(394)	(303)

Shareholders’ funds at end of year – equity		450	463	(394)

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2003	57

Back to Contents

Contents to the Accounts

notes relating to the accounts

1	Basis of presentation of financial information

Implementation of UK Accounting Standards

New accounting standards
UITF Abstract 38 Accounting for ESOP trusts
This standard requires the assets and liabilities of the Group’s ESOP trust to be recognised in the Group’s financial statements where there is de facto control of those assets and liabilities. The company’s own shares held by the ESOP trust should be deducted from shareholders’ funds until they vest unconditionally with employees. Prior to the adoption of UITF 38, the company’s own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and estimated net realisable value. The new standard is effective for periods ending on or after 22 June 2004, but the Group has elected to apply this standard in these financial statements. All primary statements and notes relating to the accounts have been restated accordingly.

Compliance with UITF 38 has reduced the 2002 investments and shareholders’ funds by £36m (2001 £30m). The net profit for 2002 was unaffected (2001 increase £22m). The estimated impact on the current year’s profit if UITF 38 had not been adopted would be to reduce net profit by £19m. The new standard has no impact on cash flows.

FRS No. 17 Retirement benefits (as amended)
This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. The Group has followed the transitional requirements of the Standard and has provided increasing levels of disclosure of amounts measured in accordance with the requirements of the Standard in its accounts for the years 2001, 2002 and 2003. With the exception of the recognition in the primary statements, which, with restated comparative data, is required for accounting periods commencing on or after 1 January 2005, the full extent of the requirements of FRS No. 17 are now disclosed in note 36 to these financial statements. The requirements of the Standard will have no impact on cash flows.

Restatements arising in prior years
FRS No. 19 Deferred Tax
The results reported in these financial statements for 2001 were restated in 2002 to reflect the requirements of FRS No. 19. The deficit on Shareholders’ funds at 1 January 2001, originally reported in the accounts to 31 December 2001 at £216m, has been restated in these financial statements at a deficit of £249m. The taxation charge originally reported for 2001 has been restated and increased by £41m to £97m. The deficit on Shareholders’ funds at 31 December 2001 increased by £81m from £283m as originally reported, to £364m.

Rights Issue
On 4 February 2002, the Company announced an issue of rights to purchase Ordinary Shares (the “Rights Issue”) and £463m new Ordinary Shares were issued at 180p per share on the basis of 7 new Ordinary Shares for every 11 existing Ordinary Shares. Comparative earnings per share and dividends per share figures for 2001 have been restated from the reported figures in 2001 (after adjusting for FRS No. 19 (see above)) by applying the factor (265/319) in order to adjust for the bonus issue within the Rights Issue.

Continuing and Discontinued Operations
For UK reporting purposes, the results in these accounts differentiate between the Group’s continuing and discontinued operations. As defined in FRS No. 3 Reporting Financial Performance, discontinued operations are material, clearly separate operations which have been sold or permanently terminated. All other operations are classified as continuing operations.

Transactions in these financial statements which are identified as relating to discontinued operations comprise exceptional items (and associated tax effects) in respect of the following operations, all of which were sold or terminated either in 2001 or before:

Polyurethanes business
Tioxide business
Selected Petrochemicals businesses
Fluropolymers business
Acrylics business
Chlor-Chemicals, Klea and Crosfield businesses
Methanol business

Non co-terminous year ends
Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, three subsidiaries made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally five subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Cash
In the statement of Group cash flow and related notes “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

Estimates
The preparation of the financial statements of the Group in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

58	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

2	Directors’ and Officers’ remuneration and interests

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration report on pages 38 to 48.

The aggregate remuneration paid to or accrued for all Directors and Officers of the Company for services in all capacities during the year ended 31 December 2003 was £5.2m (2002 £6.0m; 2001 £4.8m); Directors £2.8m (2002 £4.0m; 2001 £3.2m); Officers £2.4m (2002 £2.0m; 2001 £1.6m). The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for Directors and Officers of the Company during the year ended 31 December 2003 was £0.7m (2002 £1.0m; 2001 £1.0m); Directors £0.4m (2002 £0.7m; 2001 £0.7m); Officers £0.3m (2002 £0.3m; 2001 £0.3m). At 9 February 2004 shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

	£1 Ordinary		Options granted†
	Shares†

		Options
	At	outstanding
	9 February	at 9 February	Subscription	Date latest
	2004	2004	prices	option expires
	Number	Number	£

Directors (for further details see Remuneration Report pages 43, 44 and 46)	279,085	4,701,324	£1.340 to £10.077	09.12.13

Officers	107,707	3,611,375	£1.340 to £10.077	16.03.13

† Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

ICI ANNUAL REPORT AND ACCOUNTS 2003	59

Back to Contents

Contents to the Accounts

notes relating to the accounts

3	Exceptional items before tax

	2003		2002		2001
					(as restated
					note 1)
	£m		£m		£m
Charged in arriving at operating profit (loss)

Continuing operations

Restructuring	(189)	(a)	–		(143)	(a)

Other	(11)	(a)	–		–

Credited (charged) after operating profit (loss)

Continuing operations

Profits less losses on sale or closure of operations

Profits	64	(b)	114	(c)	16

Losses	(23)	(d)	(74)	(e)	(27)	(f)

	41		40		(11)

Profits less losses on disposals of fixed assets	5		3		8

Share of associates’ exceptional operating items	–		–		(9)	(g)

Amounts written off investments	(57)	(h)	(99)	(i)	–

Discontinued operations

Profits less losses on sale or closure of operations

Profits	41	(j)	19		21

Losses	(50)	(k)	(9)		(3)

	(9)		10		18

Exceptional items within profit (loss) on ordinary activities before taxation	(220)		(46)		(137)

(a)	A detailed description of those exceptional items charged/credited in arriving at operating profit (loss) is provided in note 22 and includes the following in respect of 2003 and 2001:
2003
Exceptional items charged to operating profit include £201m in relation to a significant restructuring programme announced in 2003 to improve cost effectiveness across each of:
(i) National Starch £59m, including severance costs of £19m and asset write-downs of £30m;
(ii) Quest £20m, including severance costs of £5m and asset write-downs of £6m;
(iii) Performance Specialties £48m, including severance costs of £38m and asset write-downs of £8m;
(iv) Paints £49m, including severance costs of £38m and asset write-downs of £2m and
(v) the Corporate Centre £25m, included in the Regional and Industrial segment, including severance costs of £11m and asset write-downs of £2m.
The plans focus on manufacturing and supply chain rationalisation, and reductions in administrative support.
Other items included within exceptional operating items in 2003 include a charge of £11m relating to the write-down of fixed assets in Quest following a review of the strategic direction of the future ERP systems development, and a credit of £12m relating to the release of prior year restructuring provisions.

2001
A total exceptional charge of £143m across each of the following:
(i) National Starch, including severance costs of £25m and asset write-downs of £9m;
(ii) Quest, including severance costs of £21m, asset write-downs of £4m and restructuring and redesign cost £12m;
(iii) Performance Specialties, principally severance costs of £23m and asset write-downs of £3m;
(iv) Paints, including severance costs of £9m and asset write-downs of £9m.
(b)	The profits on sale or closure of continuing operations in 2003 relate primarily to the gain on sale of the Group’s interest in Huntsman International Holdings LLC (£50m), the gain on sale of the Group’s explosives business in India (£4m) and a gain on disposal of National Starch’s Cheese Coatings business (£5m).
(c)	The profits on sale or closure of continuing operations in 2002 relate primarily to the profit on the sale of the Group’s catalyst business, Synetix, (£90m) and on the sale of the Security Systems business (£17m).
(d)	The losses on sale or closure of continuing operations in 2003 relate primarily to the loss on the sale of National Starch’s Permabond business (£19m).
(e)	The losses on sale or closure of continuing operations in 2002 relate primarily to the loss on the sale of the UK Nitrocellulose and Energetic Technologies business (£32m) and the write-down of the Group’s investment in its 49% associate, Irish Fertilizer Industries Limited, and the additional costs incurred in relation to its liquidation (£27m).
(f)	The losses on sale of closure of continuing operations in 2001 relate primarily to the loss on disposal of Eutech (£19m).
(g)	The share of associates’ exceptional operating items in 2001 related to the major restructuring of the Polyurethanes business of Huntsman International Holdings LLC.

60	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

3	Exceptional items before tax (continued)

(h)	Amounts written off investments in 2003 relates to a provision to write-down the shares of the Company which it is committed to buy under forward contracts to hedge employee share options (see note 23). The provisions were made to write-down these shares to estimated net realisable value having regard to the period over which the related options are exercisable. The amounts written off investments in 2001 relating to shares of the Company held to hedge obligations granted under the employee share ownership plan has been restated following the adoption of UITF 38 (see note 1).
(i)	Amounts written off investments in 2002 related to provisions for all ICI’s existing investments in Ineos Chlor, where uncertainty existed as to the extent to which, and period over which, these amounts will be recovered (see note 39).
(j)	The profits on sale or closure of discontinued operations in 2003 relate to a number of provision releases related to prior year divestments and a £7m receipt from the Ineos Group in relation to a number of outstanding matters.
(k)	As part of an overall refinancing package for Ineos Chlor, ICI has agreed to make available new funding comprising a £30m cash contribution expected to be made in 2004, and additional loan financing of £30m expected to be drawn during 2005 (see note 39). A £30m charge relating to the cash contribution element of the refinancing has been included within the losses on sale or closure of discontinued operations. In addition, a further charge was recognised in relation to prior year divestments, principally the Polyurethanes, Tioxide and selected Petrochemicals businesses.

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations, associated undertakings or provisions in respect of forward commitments to purchase shares to hedge employee share options.

4	Segment information

The Group is managed in five business segments, or classes, differentiated primarily by the nature of products manufactured in each. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:

Business	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, food ingredients, fragrances and fragrance materials

Performance Specialties	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives, specialty cleaning and catalyst and support services*

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, agrochemicals, pharmaceuticals, nitrocellulose, rubber chemicals and tartaric acid

*	Divested fourth quarter 2002.

The accounting policies for each segment are the same as those appearing on pages 52 and 53. The Group’s policy is to transfer products internally at external market prices. Corporate overheads are allocated to each business segment on a consistent basis over the periods presented.

ICI ANNUAL REPORT AND ACCOUNTS 2003	61

Back to Contents

Contents to the Accounts

notes relating to the accounts

4	Segment information (continued)

Classes of business

	Turnover			Profit before exceptional items,			Profit before interest and taxation
				taxation and goodwill amortisation			after exceptional items and
							goodwill amortisation*

	2003	2002	2001	2003	2002	2001	2003	2002	2001
									(as restated
									note 1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	1,866	1,841	1,853	199	224	218	108	206	154

Quest	691	716	727	45	82	107	15	75	61

Performance Specialties	669	804	832	8	49	68	(30)	152	39

Paints	2,163	2,182	2,233	203	188	176	136	171	136

Regional and Industrial	481	615	821	(25)	(10)	4	11	(65)	–

Inter-class eliminations	(21)	(33)	(41)

	5,849	6,125	6,425	430	533	573	240	539	390

Discontinued operations	–	–	–	–	–	–	(9)	10	18

Associates

Share of operating profits
less losses				2	18	57	2	18	48

Interest receivable (payable)				1	(28)	(67)

Group net interest payable				(92)	(123)	(162)

Amounts written-off investments							(57)	(99)	–

	5,849	6,125	6,425	341	400	401	176	468	456

*Goodwill amortisation charged in arriving at the results

National Starch							17	18	18

Quest							1	1	1

Performance Specialties							1	1	1

Paints							17	17	17

							36	37	37

				Depreciation (note 12)			Capital expenditure (note 12)

				2003	2002	2001	2003	2002	2001
				£m	£m	£m	£m	£m	£m

Continuing operations

National Starch				97	70	78	59	52	85

Quest				42	18	23	20	52	34

Performance Specialties				32	29	31	22	38	43

Paints				50	52	59	43	53	55

Regional and Industrial				29	27	35	10	20	21

				250	196	226	154	215	238

62	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

4	Segment information (continued)

Geographical areas

The information opposite is re-analysed in the table below by geographic area. The figures for each geographic area show the turnover and profit made by, and the net operating assets owned by, companies located in that area; export sales and related profits are included in the areas from which those sales were made.

	Turnover			Profit before exceptional items,			Profit before interest and taxation
				taxation and goodwill amortisation			after exceptional items and
							goodwill amortisation*

	2003	2002	2001	2003	2002	2001	2003	2002	2001
									(as restated
									note 1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK

External	580	752	932

Intra-Group	104	100	122

	684	852	1,054

Sales overseas

External	327	357	348

Intra-Group	129	159	155

	456	516	503

	1,140	1,368	1,557	60	87	71	(82)	87	24

Continental Europe

External	1,217	1,200	1,165

Intra-Group	324	359	368

	1,541	1,559	1,533	87	96	142	39	108	82

USA

External	1,856	2,050	2,120

Intra-Group	149	152	156

	2,005	2,202	2,276	76	131	168	109	127	115

Other Americas

External	592	583	671

Intra-Group	72	73	77

	664	656	748	44	45	36	19	41	28

Asia Pacific

External	1,213	1,130	1,136

Intra-Group	168	147	127

	1,381	1,277	1,263	155	168	150	148	171	142

Other countries

External	64	53	53

Intra-Group	–	1	–

	64	54	53	8	6	6	7	5	(1)

	6,795	7,116	7,430	430	533	573	240	539	390

Inter-area eliminations	(946)	(991)	(1,005)

	5,849	6,125	6,425	430	533	573	240	539	390

Discontinued operations	–	–	–	–	–	–	(9)	10	18

Associates

Share of operating profits
less losses				2	18	57	2	18	48

Interest (payable) receivable				1	(28)	(67)

Group net interest payable				(92)	(123)	(162)

Amounts written off investments							(57)	(99)	–

	5,849	6,125	6,425	341	400	401	176	468	456

* Amortisation of goodwill charged							36	37	37

ICI ANNUAL REPORT AND ACCOUNTS 2003	63

Back to Contents

Contents to the Accounts

notes relating to the accounts

4	Segment information (continued)

	Classes of business
			Total assets less
			current liabilities

			2003	2002	2001
				(as restated	(as restated
				note 1)	note 1)
			£m	£m	£m

	Net operating assets

	Continuing operations

	National Starch		1,317	1,441	1,604

	Quest		437	447	398

	Performance Specialties		431	459	577

	Paints		835	864	918

	Regional and Industrial		239	297	365

	Total net operating assets		3,259	3,508	3,862

	Net non-operating liabilities		(277)	(460)	(1,194)

			2,982	3,048	2,668

			Goodwill
			included above

			2003	2002	2001
			£m	£m	£m

	Goodwill

	National Starch		237	266	294

	Quest		17	19	22

	Performance Specialties		12	14	21

	Paints		252	260	273

	Regional and Industrial		14	15	3

			532	574	613

			Net non-operating
			liabilities

		notes	2003	2002	2001
				(as restated	(as restated
				note 1)	note 1)
			£m	£m	£m

	Net non-operating liabilities

	Non-operating assets

	Fixed asset investments	14	57	33	344

	Non-operating debtors	16	90	110	217

	Investments and short-term deposits	17	345	285	159

	Cash at bank	33	249	267	301

			741	695	1,021

	Non-operating liabilities

	Short-term borrowings	18	(29)	(226)	(418)

	Current installments of loans	20	(534)	(500)	(1,250)

	Non-operating creditors	19	(455)	(429)	(547)

			(1,018)	(1,155)	(2,215)

			(277)	(460)	(1,194)

64	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts
4	Segment information (continued)

Geographic areas
	Tangible fixed assets			Total assets less current liabilities

	2003	2002	2001	2003	2002	2001
					(as restated	(as restated
					note 1)	note 1)
	£m	£m	£m	£m	£m	£m

Tangible fixed assets/Net operating assets

Continuing operations

United Kingdom	228	269	312	850	912	933

Continental Europe	434	414	380	670	690	706

USA	625	711	815	995	1,029	1,197

Other Americas	100	123	178	198	250	326

Asia Pacific	402	440	497	533	615	691

Other countries	5	4	4	13	12	9

Total net operating assets	1,794	1,961	2,186	3,259	3,508	3,862

Net non-operating liabilities				(277)	(460)	(1,194)

	1,794	1,961	2,186	2,982	3,048	2,668

Turnover by customer location
				2003	2002	2001
				£m	£m	£m

Continuing operations

United Kingdom				681	825	943

Continental Europe				1,300	1,306	1,325

USA				1,803	1,992	2,058

Other Americas				625	622	720

Asia Pacific				1,324	1,265	1,270

Other countries				116	115	109

				5,849	6,125	6,425

ICI ANNUAL REPORT AND ACCOUNTS 2003	65

Back to Contents

Contents to the Accounts

notes relating to the accounts
5	Operating profit (loss)
	2003	2002	2001
	£m	£m	£m

Operating profit (loss) before exceptional items

Continuing operations

Turnover	5,849	6,125	6,425

Operating costs

Cost of sales	(3,741)	(3,819)	(4,011)

Distribution costs	(931)	(971)	(1,023)

Research and development	(150)	(148)	(151)

Administration and other expenses	(649)	(714)	(750)

	(5,471)	(5,652)	(5,935)

Other operating income

Royalties	2	2	4

Other income	14	21	42

	16	23	46

Operating profit	394	496	536

Total charge for depreciation and amortisation of goodwill included above	(227)	(233)	(246)

Gross profit, as defined by Companies Act 1985	2,108	2,306	2,414

Operating profit (loss) after exceptional items

Continuing operations

Turnover	5,849	6,125	6,425

Operating costs

Cost of sales	(3,856)	(3,819)	(4,027)

Distribution costs	(943)	(971)	(1,032)

Research and development	(156)	(148)	(155)

Administration and other expenses	(716)	(714)	(864)

	(5,671)	(5,652)	(6,078)

Other operating income

Royalties	2	2	4

Other income	14	21	42

	16	23	46

Operating profit	194	496	393

Total charge for depreciation and amortisation of goodwill included above	(286)	(233)	(263)

Gross profit, as defined by Companies Act 1985	1,993	2,306	2,398

66	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

6	Share of operating profits less losses of associates
		2003	2002	2001
		£m	£m	£m

	Continuing operations before exceptional items

	Share of operating profits less losses before interest and tax

	Dividends and other income	–	–	–

	Share of operating profits less losses before exceptional items	2	18	57

		2	18	57

7	Net interest payable
		2003	2002	2001
		£m	£m	£m

	Continuing operations

	Interest payable and similar charges

	Group

	Loan interest

	Bank loans	15	38	28

	Other loans	124	148	173

		139	186	201

	Interest on short-term borrowings

	Bank borrowings	5	11	25

	Other borrowings	21	35	52

		26	46	77

		165	232	278

	Amortisation of discounted provisions	10	10	10

	Associates interest payable (receivable)	(1)	28	67

	Interest receivable and similar income

	Group	(83)	(119)	(126)

	Net interest payable	91	151	229

ICI ANNUAL REPORT AND ACCOUNTS 2003	67

Back to Contents

Contents to the Accounts

notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities

	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

2003

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	60	(24)	(5)	31

Double taxation relief	(43)	–	–	(43)

Deferred taxation	18	(2)	–	16

	35	(26)	(5)	4

Overseas taxation

Overseas taxes	85	19	–	104

Deferred taxation	(22)	(45)	(1)	(68)

	63	(26)	(1)	36

Associates	1	–	–	1

Tax on profit (loss) on ordinary activities	99	(52)	(6)	41

2002

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	9	(8)	(3)	(2)

Double taxation relief	(2)	–	–	(2)

Deferred taxation	62	–	–	62

	69	(8)	(3)	58

Overseas taxation

Overseas taxes	39	–	–	39

Deferred taxation	8	7	–	15

	47	7	–	54

Associates	(1)	–	–	(1)

Tax on profit (loss) on ordinary activities	115	(1)	(3)	111

2001 (as restated – note 1)

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	34	(15)	(16)	3

Double taxation relief	(13)	–	–	(13)

Deferred taxation	41	9	95	145

	62	(6)	79	135

Overseas taxation

Overseas taxes	56	(22)	4	38

Deferred taxation	5	(17)	(54)	(66)

	61	(39)	(50)	(28)

Associates	(7)	(3)	–	(10)

Tax on profit (loss) on ordinary activities	116	(48)	29	97

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2002 30%; 2001 30%).

The exceptional tax charge (credit) in 2003, 2002 and 2001 were in respect of disposal and restructuring programmes, as discussed in note 3.

68	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

8	Taxation on profit (loss) on ordinary activities (continued)
	2003	2002	2001
			(as restated
			– note 1)
	£m	£m	£m

Profit (loss) on ordinary activities before taxation is analysed as follows:

United Kingdom	(74)	80	95

Overseas	156	247	151

Associates	3	(10)	(19)

	85	317	227

The table below reconciles the total and current tax charge (credit) at the UK corporation tax rate to the Group’s tax on profit (loss) on ordinary activities:

Taxation charge at UK corporation tax rate (2003 30%; 2002 30%; 2001 30%)	26	95	68

Movement on provisions	(7)	26	17

Local taxes	19	6	9

Capital (gains) losses not taxable/deductible	27	(22)	(6)

Taxable Intra-Group dividend income	6	15	21

Depreciation permanently disallowed	2	5	(13)

Overseas tax rates	(8)	(13)	(3)

Current year tax losses not relieved	24	25	23

Prior year tax losses utilised	(36)	(10)	(9)

Goodwill amortisation	8	9	9

Tax holidays/manufacturing exemptions	(8)	(7)	(5)

Other	(12)	(18)	(14)

Tax on profit (loss) on ordinary activities	41	111	97

Timing difference

Movement on provisions	(46)	33	62

Pension and employee liabilities	10	11	(3)

Depreciation	–	16	(29)

Other	(16)	17	49

Total timing differences	(52)	77	79

Current tax charge	93	34	18

The main factors affecting the total tax charge in future periods will be any changes to the corporation tax rates in force in the countries in which the Group operates and the mix of profits between those territories.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries and associates, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,309m at 31 December 2003 (2002 £996m; 2001 £887m). It is not practicable to calculate the tax which would arise on remittance of these amounts: it would be substantially lower than statutory rates after giving effect to foreign tax credits.

ICI ANNUAL REPORT AND ACCOUNTS 2003	69

Back to Contents

Contents to the Accounts

notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities (continued)

Deferred taxation

Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:
	2003	2002
	£m	£m

Deferred tax liabilities

UK fixed assets	25	38

Non-UK fixed assets	180	179

UK pension asset	139	142

Others	89	188

	433	547

Deferred tax (assets)

Restructuring provisions	(25)	(13)

Pensions	(48)	(74)

Employee liabilities	(65)	(60)

Business provisions	(60)	(35)

Stock valuation	(9)	(4)

Provisions on disposal of businesses	(41)	(91)

Losses	(157)	(140)

Intangibles	(44)	(57)

Other	(12)	(26)

	(461)	(500)

Less valuation allowances	107	93

	(354)	(407)

Deferred tax liabilities accounted for at the balance sheet date	79	140

Analysed as:

Current	64	92

Non-current	15	48

	79	140

Deferred tax assets of £107m (2002 £93m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions. The change in valuation allowances during the year ended 31 December 2003 was £14m (2002 £4m) and the valuation allowance has been reduced by £2m (2002 nil) by a change in circumstances.

Operating losses of £454m (2002 £442m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £157m (2002 £140m) against which are set valuation adjustments of £83m (2002 £73m). £9m of these losses, net of valuation allowances, have expiration dates through to 2008 and the balance can be carried forward indefinitely.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 41.

9	Dividends

	2003	2002	2001	2003	2002	2001
	Pence per £1 Ordinary Share			£m	£m	£m

Interim, paid 3 October 2003	2.75	3.00	5.19	32	36	45

Second interim, payable on 16 April 2004	3.50	4.50	8.09	42	52	71

	6.25	7.50	13.28	74	88	116

Comparative figures for 2001 have been restated for the Company Rights Issue which closed on 20 March 2002.

Impkemix Trustees Limited, a wholly owned subsidiary which acts as a trustee for the Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS holders.

70	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

10	Earnings (loss) per £1 Ordinary Share

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2003

Net profit for the financial year before exceptional items	183	–	183

Exceptional items after tax and minorities	(160)	(3)	(163)

Net profit (loss) for the financial year	23	(3)	20

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,182	1,182	1,182

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	1,182	1,182	1,182

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

2002
	£m	£m	£m

Net profit for the financial year before exceptional items	227	–	227

Exceptional items after tax and minorities	(61)	13	(48)

Net profit (loss) for the financial year	166	13	179

	million	million	million

Weighted average Ordinary Shares in issue during year	1,123	1,123	1,123

Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,114	1,114	1,114

Dilutive effect of share options	2	2	2

Diluted weighted average Ordinary Shares	1,116	1,116	1,116

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	20.4	–	20.4

after exceptional items	14.9	1.2	16.1

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	20.3	–	20.3

after exceptional items	14.8	1.2	16.0

ICI ANNUAL REPORT AND ACCOUNTS 2003	71

Back to Contents

Contents to the Accounts

notes relating to the accounts

10	Earnings (loss) per £1 Ordinary Share (continued)

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2001 (as restated – note 1)

Net profit for the financial year before exceptional items	222	–	222

Exceptional items after tax and minorities	(109)	(11)	(120)

Net profit (loss) for the financial year (as restated – note 1)	113	(11)	102

	million	million	million

Weighted average Ordinary Shares in issue during year	876	876	876

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	869	869	869

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	869	869	869

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	13.0	(1.3)	11.7

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	13.0	(1.3)	11.7

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

The actual cum rights price on 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an ordinary share was therefore 265p per share. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001 in order to adjust for the bonus issue within the rights issue.

Exceptional items after tax and minorities have been restated following the adopting of UITF 38 (see note 1).

11	Intangible fixed assets – goodwill

£m

Group

Cost

At beginning of year	737

Acquisitions	3

Exchange adjustments	(12)

At end of year	728

Amortisation

At beginning of year	163

Charge for year	36

Exchange adjustments	(3)

At end of year	196

Net book value at end 2003	532

Net book value at end 2002	574

Substantially all of the Group’s goodwill arose on the purchase of Acheson Industries Inc. and of the European Home Improvement business of Williams Plc in 1998. The Directors estimate that the useful economic life of this goodwill is at least 20 years and it is amortised over 20 years in accordance with FRS No. 10 Goodwill and Intangible Assets.

72	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

12	Tangible fixed assets

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Group

Cost

At beginning of year	905	2,267	130	3,302

Capital expenditure			154	154

Transfers of assets into use	24	134	(158)	–

Exchange adjustments	(30)	(54)	(4)	(88)

Disposals and other movements	(31)	(101)	(7)	(139)

At end of year	868	2,246	115	3,229

Depreciation

At beginning of year	242	1,099		1,341

Charge for year	33	217		250

Exchange adjustments	(6)	(26)		(32)

Disposals and other movements	(31)	(93)		(124)

At end of year	238	1,197		1,435

Net book value at end 2003	630	1,049	115	1,794

Net book value at end 2002	663	1,168	130	1,961

The Group depreciation charge of £250m comprises £191m charged in arriving at operating profit before exceptional items, £48m charged to exceptional items relating to the restructuring programmes (see note 22) and £11m charged to exceptional items relating to the write-down of fixed assets in Quest following a review of the strategic direction of future ERP systems development.

The cash expenditure on tangible fixed assets was £154m as there were no finance leases capitalised or movement in capital creditors.

The net book value of the tangible fixed assets of the Group includes capitalised finance leases of £6m (2002 £7m) comprising cost of £8m (2002 £9m) less depreciation of £2m (2002 £2m). The depreciation charge for the year in respect of capitalised leases was £1m (2002 £1m) and finance charges were £nil (2002 £nil).

Included in land and buildings is £137m (2002 £135m) in respect of the cost of land which is not subject to depreciation.

ICI ANNUAL REPORT AND ACCOUNTS 2003	73

Back to Contents

Contents to the Accounts

notes relating to the accounts

12	Tangible fixed assets (continued)
		Land and	Plant and	Payments on	Total
		buildings	equipment	account and
				assets in
				course of
				construction
		£m	£m	£m	£m

	Company

	Cost

	At beginning of year	35	173	11	219

	Capital expenditure			12	12

	Transfers of assets into use	1	11	(12)	–

	Disposals and other movements	(4)	(5)	–	(9)

	At end of year	32	179	11	222

	Depreciation

	At beginning of year	13	128		141

	Charge for year	3	15		18

	Disposals and other movements	–	(5)		(5)

	At end of year	16	138		154

	Net book value at end 2003	16	41	11	68

	Net book value at end 2002	22	45	11	78

	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

The net book value of land and buildings comprises:

Freeholds	591	624	5	8

Long leases (over 50 years unexpired)	19	18	–	–

Short leases	20	21	11	14

	630	663	16	22

13	Investments in subsidiary undertakings – Company
		Shares	Loans	Total
		£m	£m	£m

	Cost

	At beginning of year	5,710	5,722	11,432

	New investments/new loans	6	2,400	2,406

	Disposals/loans repaid	(1,831)	(1,257)	(3,088)

	Exchange adjustments	–	(187)	(187)

	At end of year	3,885	6,678	10,563

	Provisions

	At beginning of year	(74)	(1)	(75)

	Exchange adjustments	3	–	3

	Additions	(2)	–	(2)

	At end of year	(73)	(1)	(74)

	Balance sheet value at end 2003	3,812	6,677	10,489

	Balance sheet value at end 2002	5,636	5,721	11,357

	2003	2002
	£m	£m

Shares in subsidiary undertakings which are listed investments

Balance sheet value	4	4

Market value	49	32

The Company’s investments in its subsidiary undertakings, which are eliminated on consolidation, consist of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 112.

74	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

14	Investments in participating and other interests
		Associates		Other investments			Total
		Equity	Non equity	Own*	Other	Loansø
		accounted	accounted	shares	shares
		shares	shares
		£m	£m	£m	£m	£m	£m

	Group

	Cost

	At beginning of year – as previously reported	5	1	58	18	99	181

	Prior year adjustment (see note 1)	–	–	(58)	–	–	(58)

	At beginning of year – as restated	5	1	–	18	99	123

	Additions	5	–	–	2	10	17

	Reclassifications	–	–	–	–	6	6

	Exchange adjustments	2	–	–	(2)	(1)	(1)

	At end of year	12	1	–	18	114	145

	Share of post-acquisition reserves less losses

	At beginning of year	11					11

	Retained profits less losses	2					2

	At end of year	13					13

	Provisions

	At beginning of year – as previously reported	–	(1)	(22)	(1)	(99)	(123)

	Prior year adjustment (see note 1)	–	–	22	–	–	22

	At beginning of year – as restated	–	(1)	–	(1)	(99)	(101)

	At end of year	–	(1)	–	(1)	(99)	(101)

	Balance sheet value at end 2003	25	–	–	17	15	57

	Balance sheet value at end 2002 – as restated	16	–	–	17	–	33

*	“Own shares” relate to 8.8m (2002 9.8m) shares of the Company held by the Imperial Chemical Industries PLC Employee Benefits Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 23. Following the early adoption by the Group of UITF 38 during 2003, own shares are no longer recognised as an asset on the balance sheet but are deducted from equity (see note 1).

ø	Loans to other investments principally comprise the Group’s loans to its investment in Ineos Chlor. Provisions were made in 2002 to write down £99m of the loans to Ineos Chlor as uncertainty existed as to the extent to which, and period over which, these amounts will be recovered. A further £10m was advanced to Ineos Chlor in 2003 under the original loan facility, the terms of which have been restructured as part of an overall refinancing package of Ineos Chlor (see note 39).

The fair values of investments all of which are unlisted, are not materially different from their carrying values. The Group’s principal associate at 31 December 2003 is:

	Issued share and loan capital at date of		Held by	Principal activities
	latest available audited accounts		a subsidiary
of ICI
	Class of capital	£m	%

IC Insurance Ltd	Ordinary	20	49	Insurance and reinsurance underwriting

IC Insurance Ltd is incorporated in England and its principal operations are carried out in the UK.

ICI ANNUAL REPORT AND ACCOUNTS 2003	75

Back to Contents

Contents to the Accounts

notes relating to the accounts

14	Investments in participating and other interests (continued)
		Loans	Other	Total
			shares
		£m	£m	£m

	Company

	Cost

	At the beginning of year	67	2	69

	Additions	30		30

	Disposals	(98)		(98)

	Exchange adjustments	1		1

	At end of year	–	2	2

	Provisions

	At the beginning of year	(67)	(1)	(68)

	Disposals	66		66

	Exchange adjustments	1		1

	At end of year	–	(1)	(1)

	Balance sheet value at end 2003	–	1	1

	Balance sheet value at end 2002	–	1	1

15	Stocks
		Group		Company

		2003	2002	2003	2002
		£m	£m	£m	£m

	Raw materials and consumables	204	218	5	6

	Stocks in process	14	21	–	1

	Finished goods and goods for resale	408	412	22	22

		626	651	27	29

16	Debtors
		Group		Non-operating debtors		Company
				included in Group

		2003	2002	2003	2002	2003	2002
		£m	£m	£m	£m	£m	£m

	Amounts due within one year

	Trade debtors	818	877			14	14

	Less: amounts set aside for doubtful accounts	(47)	(48)			–	–

		771	829			14	14

	Amounts owed by subsidiary undertakings					2,065	2,310

	Prepaid pension costs	54	15			30	8

	Taxation recoverable	22	68	22	68	–	–

	Other prepayments and accrued income	95	93	21	31	27	25

	Other debtors	142	145	5	2	5	5

		1,084	1,150	48	101	2,141	2,362

	Amounts due after more than one year

	Prepaid pension costs	453	510	–	–	297	327

	Other debtors	68	35	42	9	–	–

		521	545	42	9	297	327

		1,605	1,695	90	110	2,438	2,689

	Under US GAAP, the amounts due after more than one year would be shown as non-current.

76	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

17	Current asset investments and short-term deposits

	Group

	2003	2002
	£m	£m

Unlisted investments and short-term deposits	345	285

Included in cash and cash equivalents	345	158

Included in unlisted investments and short-term deposits and cash are amounts totalling £99m (2002 £109m) held by the Group’s insurance subsidiaries. At 31 December 2003 £40m (2002 £30m) was readily available for the general purposes of the Group. Also included within current asset investments and short-term deposits in 2002 is an amount of £125m in relation to the sale of ICI’s interests in Huntsman International Holdings LLC. During the year, ICI completed the sale of its interests in Huntsman International Holdings LLC, with the balance on the transaction of £173m received in May 2003. The transaction resulted in an overall profit before tax of £50m which is included as an exceptional item as part of profits less losses on sale or closure of operations (note 3).

The management of current asset investments is discussed in note 37.

18	Short-term borrowings

	Group		Average interest
			rate – Group*

	2003	2002	2003	2002
	£m	£m	%	%

Bank borrowings

Secured – by floating charge	1	5

Unsecured	16	38

	17	43	3.6	4.7

Other borrowings (unsecured)	12	183	–	3.5

	29	226

Maximum short-term borrowings outstanding during year	755	1,021

* Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

19	Other creditors

	Group		Non-operating creditors		Company
			included in Group

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Amounts due within one year

Trade creditors	665	754			55	66

Amounts owed to subsidiary undertakings					4,397	7,433

Corporate taxation	342	298	342	298	179	158

Value added and payroll taxes and social security	30	25			–	–

Dividends to Ordinary Shareholders	42	52	42	52	42	52

Accruals	288	278	61	65	25	28

Other creditors*	296	285	10	14	27	31

	1,663	1,692	455	429	4,725	7,768

Amounts due after more than one year

Corporate taxation	1	2			–	–

Amounts owed to subsidiary undertakings					3,450	1,573

Pension liabilities	–	9			–	–

Other creditors*	17	21			–	–

	18	32			3,450	1,573

* Includes obligations under finance leases (note 34).

Under US GAAP, provisions for liabilities and charges (note 21) would be shown under other creditors – amounts due after more than one year.

ICI ANNUAL REPORT AND ACCOUNTS 2003	77

Back to Contents

Contents to the Accounts

notes relating to the accounts

20	Loans

			Group		Company

		Repayment	2003	2002	2003	2002
		dates	£m	£m	£m	£m

Secured loans

US dollars
		2004	6	98

Other currencies		2004/2006	41	72

Total secured			47	170

Secured by fixed charge	– bank loans		23	17

	– other		–	1

Secured by floating charge	– bank loans		7	132

	– other		17	20

Unsecured loans

Sterling

9 3/4% and 10% Bonds		2005	100	200	100	200

7.625% Bonds		2007	299	298

6.375% to 6.52% medium-term notes		2003		130		130

3.649% to 5.054% short-term notes		2003		100

Variable rate medium-term notes		2003		16		16

Others		2004	10	10

			409	754	100	346

US dollars

8 7/8% Debentures		2006	140	155

7 1/20% Notes		2007	140	155

6 19/20% Notes		2004	421	466

5 5/8% Notes		2013	281

4 3/8% Notes		2008	281

Variable rate medium-term notes		2010	28	44	28	44

Others		2004/2008	50	56

			1,341	876	28	44

Other currencies		2004/2012	37	48	5	16

Total unsecured			1,787	1,678	133	406

Total loans – before financial derivatives (see table on page 79)			1,834	1,848	133	406

Financial derivatives			53	15

Total loans – after financial derivatives (see table on page 79)			1,887	1,863	133	406

The secured debt referred to in this note and the secured short-term borrowings referred to in note 18 were secured by property, plant and other assets with a net book value at 31 December 2003 of £167m.

An analysis reflecting the effects of financial instruments on the Group’s financial liabilities at 31 December 2003 is set out in note 37.

78	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

20	Loans (continued)

Effects of financial derivatives

The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2003.

	Before	After
	financial	financial
	derivatives	derivatives
	£m	£m

Sterling	409	110

US Dollar	1,347	1,379

Euro and Euro related currencies	10	213

Japanese Yen	24	93

Others	44	92

	1,834	1,887

Fixed rate loans	1,324	840

Floating rate loans	510	1,047

	1,834	1,887

	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Loan maturities

Bank loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	–	8	–	–

From 2 to 5 years	32	44	–	–

From 1 to 2 years	13	19	–	–

Total due after more than one year	45	71	–	–

Total due within one year	37	236	–	100

	82	307	–	100

Other loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	312	36	28	31

From 2 to 5 years	863	748	–	105

From 1 to 2 years	133	508	105	–

Total due after more than one year	1,308	1,292	133	136

Total due within one year	497	264	–	170

	1,805	1,556	133	306

Total loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	312	44	28	31

From 4 to 5 years	287	470	–	–

From 3 to 4 years	427	187	–	–

From 2 to 3 years	181	135	–	105

From 1 to 2 years	146	527	105	–

Total due after more than one year	1,353	1,363	133	136

Total due within one year	534	500	–	270

Total loans	1,887	1,863	133	406

Aggregate amount of loans any installment of which falls due after 5 years	319	98	28	31

ICI ANNUAL REPORT AND ACCOUNTS 2003	79

Back to Contents

Contents to the Accounts

notes relating to the accounts

21	Provisions for liabilities and charges

	Deferred	Pensions	Post	Environmental	Disposal	Restructuring	Other		Total
	taxation	(note 36)	retirement	provisions *	and legacy	provisions	provisions	†
			healthcare		provisions	(note 22)
			(note 36)		(note 22)
	£m	£m	£m	£m	£m	£m	£m		£m

Group

At beginning of 2003	140	148	205	40	458	64	66		1,121

Profit and loss account	(52)	28	14	(2)	(6)	141	92		215

Increase due to effluxion of time	–	–	–	–	10	–	–		10

Net amounts paid or becoming payable	–	(38)	(15)	(2)	(105)	(54)	(9)		(223)

Movements due to acquisitions
and disposals	–	(1)	–	–	–	–	–		(1)

Exchange and other movements	(9)	(3)	(16)	(1)	(9)	(3)	11		(30)

At end of 2003	79	134	188	35	348	148	160	†	1,092

Company

At beginning of 2003	58	–	–	–	87	7	19		171

Profit and loss account	30	–	–	–	4	46	–		80

Net amounts paid or becoming payable	–	–	–	–	(27)	(11)	(1)		(39)

Exchange and other movements	(9)	–	–	–	3	–	1		(5)

At end of 2003	79	–	–	–	67	42	19		207

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 19).

*	Other than arising on disposal.
†	Includes £70m relating to provisions for the write-down of shares under forward contracts to hedge employee share options.

80	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

22	Disposal and legacy, and restructuring provisions

	Disposal and legacy provisions			Restructuring provisions

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

At beginning of year	458	501	766	64	144	127

Exceptional items before tax	(6)	73	3	189	–	143

Asset write-offs	–	–	–	(48)	–	(17)

Amounts paid	(105)	(127)	(282)	(54)	(67)	(79)

Movements due to acquisitions and disposals	–	–	–	–	–	(21)

Exchange and other adjustments	1	11	14	(3)	(13)	(9)

At end of year	348	458	501	148	64	144

Reported as

Provisions	348	458	501	148	64	140

Creditors	–	–	–	–	–	4

	348	458	501	148	64	144

Comprising

Severance costs	20	33	51	107	42	82

Other	328	425	450	41	22	62

	348	458	501	148	64	144

Disposal and legacy provisions

ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy, the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2001

Between 1997 and 2001 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses, Chlor-Chemicals, Klea and Crosfield businesses, Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertiliser business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymers business, Ethylene Oxide, the Methanol business and the Methylamines and derivatives businesses and the Group’s 50% interest in Phillips-Imperial Petroleum.

Provisions were created for both long term residual obligations resulting from the divestments and more immediate and direct disposal costs. Total provisions created for the divestments prior to 2001 were £1,524m mainly in respect of termination costs (£288m), pension costs relating to employees transferring to the purchaser (£282m), transaction costs (£90m), separation costs (£62m), IT related costs (£38m), site clearance (£48m), asset write-downs (£74m), and long-term residual costs (£285m).

The long term residual provisions were created to cover legacy management, legal, estates, pension administration and environmental costs resulting from these divestments. The nature of the provisions is such that expenditure is expected to occur over the period from 2004 to at least 2030. During 2003 revisions were made to these provisions resulting in a release of £8m. At 31 December 2003, £269m remained to be spent.

The direct disposal provisions relating to the pre-2001 divestments were reviewed during 2003 resulting in a net £4m release to exceptional profit. The release related to an additional charge of £20m offset by provision releases of £24m in relation to prior year divestments, principally the Polyurethanes, Tioxide and selected Peterochemicals businesses. At 31 December 2003, £56m remained to be spent, principally on termination costs (£18m) where some 38 jobs are still to be terminated, transaction costs (£17m), separation costs (£12m). These provisions are expected to be substantially utilised by the end of 2004.

2001

Disposals announced and completed in 2001 principally relate to the Group’s Eutech engineering consultancy. Provisions of £23m were raised for those disposals, all of which were utilised by 2002.

2002

(i) Synetix

The Group completed the sale of its catalyst business, Synetix, in 2002. Provisions charged were £46m, mainly in respect of transition and separation costs (£19m), pension costs relating to employees transferring to the purchaser (£14m), termination costs (£2m) relating to 31 employees, transaction costs (£7m) and environmental costs (£2m). At 31 December 2003, £14m remained to be spent including separation costs (£4m) and IT costs (£3m) and termination costs (£2m). The majority of the provisions are expected to be utilised by the end of 2004.

ICI ANNUAL REPORT AND ACCOUNTS 2003	81

Back to Contents

Contents to the Accounts

notes relating to the accounts

22	Disposal and restructuring provisions (continued)

(ii) Other disposals

The Group also divested some smaller businesses including the 51% owned pharmaceutical business of ICI India, its Security Systems business and the UK Nitrocellulose and Energetic Technologies businesses. In addition, IFI, the Irish Fertilizer business in which the Group has a 49% interest ceased trading. Provisions of £37m were raised for these transactions, mainly in respect of separation costs (£14m), costs relating to employees transferring to the purchaser (£13m) and transaction related costs (£5m). At 31 December 2003, £5m remained to be spent including separation costs (£3m), and transaction related costs (£1m). The majority of the provisions are expected to be utilised by the end of 2004.

2003

During 2003 the Group divested its Permabond and Cheese Coatings businesses from within National Starch and the Explosives business of ICI India. Provisions of £6m were charged in respect of severance costs (£2m) relating to 50 employees, separation costs (£1m) and transaction related costs (£3m). At 31 December 2003, £4m remained to be spent and full utilisation is expected by the end of 2004.

Restructuring provisions

Prior to 2001

In 1999 the Group undertook a series of restructuring actions across its portfolio, affecting the following segments: National Starch, Quest, Paints, Discontinued businesses, and reorganisation of the Corporate Centre.

The total exceptional provisions before tax of £172m for these restructuring programmes was charged against 1999 profits. A further £4m restructuring relating to the Corporate Centre was charged in 2000. The total included £80m related to termination of 1,030 employees, £31m to asset write-downs and £61m for other costs. During 2003 a review of restructuring provisions resulted in a release of £3m. At 31 December 2003, £7m of provisions remained to be spent, including £4m relating to severance of 24 employees. The provisions are expected to be substantially utilised by the end of 2004.

2001

In 2001 the Group undertook a series of restructuring actions across National Starch, Quest, Performance Specialties and Paints to rationalise operations, improve cost effectiveness and to upgrade business systems, processes and capabilities. The total exceptional charge before tax for these restructuring programmes was £143m, which was charged against 2001 profits. The total included £78m relating to the termination of some 1,300 employees, £17m for asset write-downs and £48m for other costs. During 2003, a review of restructuring provisions was conducted leading to a release of £9m. At 31 December 2003, £13m remained to be spent including £9m relating to termination of some 59 employees. The majority of the provisions are expected to be substantially utilised by the end of 2004.

2003

In 2003 the Group undertook a series of restructuring programs to improve cost effectiveness across the following segments:

(i)	National Starch – staff reductions mainly in administration and the restructuring of manufacturing assets, predominately across the Natural Polymers Group.

(ii)	Quest – staff reductions in the food business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Performance Specialties – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the US.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate Centre – staff reductions resulting in smaller and more focused corporate centre.

The plans focus on manufacturing and supply chain rationalisations and reductions in administrative support. The total exceptional charge in 2003 included £111m relating to the termination of some 2,130 employees, £48m for asset write-downs and £42m for other costs. Further charges comprising £11m relating to the termination of employees and £7m of asset write-downs are expected in 2004, bringing the total exceptional charge for the programmes to £219m. A charge of £59m was incurred by National Starch with a further £11m expected in 2004, £20m was incurred by Quest with a further £4m expected in 2004, £48m was incurred by Performance Specialties with a further £2m expected in 2004, £49m was incurred by Paints and £25m was incurred by the Corporate Centre (included in the Regional and Industrial reporting segment) with a further charge of £1m expected in 2004. Spend of £22m was incurred during the year against the provision with the remainder to be substantially utilised in the period between 2004 and 2005. At 31 December 2003, £128m remained to be spent including £94m relating to the termination of 1,500 employees.

82	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

23	Called-up share capital of parent company

		Authorised	Allotted,
			called-up
			and fully paid
	Ordinary Shares of £1 each	£m	£m

	At beginning of 2001	850	728

	Employee share option schemes – options exercised		–

	At end of 2001	850	728

	Rights Issue		463

	Increase in authorised share capital	550

	Employee share option schemes – options exercised		–

	At end of 2002	1,400	1,191

	Employee share option schemes – options exercised		–

	At end of 2003	1,400	1,191

Rights Issue

In 2002, the Company completed an issue of rights to purchase Ordinary Shares. A total of 463m Ordinary Shares of £1 each were issued at 180p per share in a 7 for 11 rights issue. Of the total £807m raised, net of £27m expenses, £463m was credited to share capital and £344m to the share premium account.

Employees’ share option schemes and other share based plans

ICI granted share options and other market based units to Executive Directors, senior executives and certain key employees under three main plans: the Performance Growth Plan, the Share Option Scheme (Senior Staff Scheme), and the Stock Appreciation Rights Plan (SARP). These schemes are described on pages 42 to 44. The Company also operates a savings related share option scheme (UK – Sharesave) for all UK employees meeting minimum service requirements.

At 31 December 2003, the number of conditional awards of ordinary share equivalents outstanding under the Performance Growth Plan was 2,888,320 (2002 2,471,791). The number of conditional awards during 2003 was 1,851,255 (2002 1,151,150) with lapses during the year of 1,453,725 (2002 176,007).

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

The Bonus Conversion Plan, which operated for the last time in respect of the 1999 performance year, closed during 2003. Therefore, at 31 December 2003 there were no shares outstanding representing the matched shares under the Bonus Conversion Plan to be delivered as the Company’s Ordinary Shares or in the form of ADSs.

The Group has acquired, or is committed to acquire under forward contracts, 35.2 million shares or ADSs to hedge its obligations under the Senior Staff Scheme, the Performance Growth Plan, and the Stock Appreciation Rights Plan. 8.8 million shares have been purchased in the market by a trust (see note 14). In addition, the trust has entered into forward commitments to purchase 26.4 million shares at a weighted average cost of £4.78 per share (total commitment £126m) in the period 2004 to 2005, these forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2003, no collateral payments have been made. These shares are intended to satisfy requirements for share options exercisable in the period 2004 to 2013. A provision of £70m has been made to write-down the shares under forward commitments to estimated net realisable value having regard to the period over which the related options are exercisable.

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

Options granted to Directors are shown in the Remuneration report on page 43 and 44.

ICI ANNUAL REPORT AND ACCOUNTS 2003	83

Back to Contents

Contents to the Accounts

notes relating to the accounts

23	Called-up share capital of parent company (continued)

a)	Transactions on Option Schemes

		Senior Staff Scheme		UK – Sharesave		SARP
		Number	Weighted	Number	Weighted	Number	Weighted
		of options	average	of options	average	of options	average
			exercise		exercise	in ADSs	exercise
			price		price		price
		000		£000		£000	$

	Outstanding

	At beginning of 2001	14,668	5.70	12,484	4.17	1,790	34.92

	Granted	5,632	4.25	6,071	2.37	929	24.79

	Exercised	–	–	(57)	3.27	–	–

	Cancelled	(1,858)	6.24	(6,463)	4.37	(201)	42.08

	At beginning of 2002	18,442	5.20	12,035	3.16	2,518	30.61

	Granted	6,272	2.84	3,854	2.07	1,079	16.19

	Exercised	–	–	(12)	2.68	–	–

	Cancelled	(2,311)	5.82	(3,630)	3.48	(70)	39.56

	At beginning of 2003	22,403	4.48	12,247	2.72	3,527	26.02

	Granted	15,193	1.37	4,399	1.58	2,227	8.65

	Exercised	(227)	6.40	(1)	2.28	–	–

	Cancelled	(5,467)	4.12	(5,269)	2.84	(340)	30.19

	At end of 2003	31,902	3.05	11,376	2.23	5,414	18.62

	Number of options exercisable at:

	31 December 2001	5,035	7.04	439	3.94	485	47.50

	31 December 2002	7,795	5.91	944	3.13	1,048	36.59

	31 December 2003	7,674	5.30	69	3.01	1,591	30.55

b)	Summary of share options outstanding at 31 December 2003

		Total options outstanding			Exercisable options
		at 31 December 2003			at 31 December 2003

		Number	Weighted	Weighted	Number	Weighted
		outstanding	average	average	exercisable	average
			remaining	exercise		exercise
			contractual	price		price
			life
		000	Years	£/$	000	£/$

	Exercise price range

	Senior Staff Scheme

	£0 – £10	30,979	7.88	2.84	6,751	4.65

	£10 – £20	923	4.38	10.08	923	10.08

		31,902		3.05	7,674	5.30

	UK – Sharesave

	£0 – £10	11,376	2.82	2.23	69	3.01

	£10 – £20	–	–	–	–	–

		11,376		2.23	69	3.01

	SARP (ADSs)

	$0 – $20	3,218	8.88	11.11	127	13.52

	$20 – $40	1,999	6.40	26.64	1,267	27.70

	$40 – $60	81	3.18	51.73	81	51.73

	$60 – $80	116	4.38	65.49	116	65.49

		5,414		18.62	1,591	30.55

	At 31 December 2003 there were options outstanding in respect of 43.3m (2002 34.7m) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2004 to 2013 (2002: 2003 to 2012) at subscription prices of £1.34 to £10.08 (2002 £2.07 to £10.08). Movements in the number of shares under option during 2003 comprised new options 19.6m, options exercised 0.2m, and options lapsed or waived 10.7m. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.2m (2002 0.01m; 2001 0.05m). The weighted average subscription price of options outstanding at 31 December 2003 was £2.83.

84	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

24	Reserves

		Share premium account	Retained earnings			Own shares		Total

			Associates	Profit and	Total
				loss account
		£m	£m	£m	£m	£m		£m

	Group

	Reserves attributable to parent company shareholders

	At beginning of 2001	589	14	(1,580)	(1,566)	(54	)†	(1,031)

	Net profit for the financial year	–	8	94 †	102			102

	Dividends (note 9)			(116)	(116)			(116)

	Transfer of goodwill			(8)	(8)			(8)

	Movement in respect of own shares					2	†	2

	Amounts taken direct to reserves

	Share premiums – Share option schemes	–			–			–

	Exchange adjustments	–	–	(71)	(71)			(71)

		–	–	(71)	(71)	–		(71)

	At beginning of 2002	589	22	(1,681)†	(1,659)	(52	)†	(1,122)

	Net profit (loss) for the financial year	–	(13)	192	179	–		179

	Dividends (note 9)			(88)	(88)			(88)

	Transfer of goodwill			22	22			22

	Movement in respect of own shares					(6	)†	(6)

	Movement in reserves		2	(2)

	Amounts taken direct to reserves

	Share premiums – Rights Issue	344						344

	Exchange adjustments	–	–	(57)	(57)			(57)

		344	–	(57)	(57)	–		287

	At beginning of 2003	933	11	(1,614)†	(1,603)	(58	)†	(728)

	Net profit (loss) for the financial year	–	2	18	20			20

	Dividends (note 9)			(74)	(74)			(74)

	Transfer of goodwill			27	27			27

	Movement in respect of own shares					5		5

	Amounts taken direct to reserves

	Share premiums – Share option schemes	–						–

	Exchange adjustments	–	–	9	9			9

		–	–	9	9	–		9

	At end of 2003	933	13	(1,634)	(1,621)	(53)		(741)

	† As restated – note 1.

At the end of 2003, the cumulative goodwill offset against profit and loss account amounted to £4,000m (2002 £4,027m; 2001 £4,049m). The transfer of goodwill in 2001 and £8m of the amount shown for 2003 relates to adjustments to the purchase price of the 1997 acquisitions, with the remainder of the amount shown for 2003 representing the transfer of goodwill on disposal of National Starch’s Permabond business. Included in this figure was negative goodwill the cumulative amount of which at 31 December 2003 was £1m (2002 £1m; 2001 £1m).

In the Group accounts, £111m of net exchange gains on foreign currency loans (2002 gains £157m; 2001 gains £8m) have been offset in reserves against exchange losses (2002 losses; 2001 losses) on the net investment in overseas subsidiaries and associates.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above statement of Group reserves. US GAAP – SFAS No.52, Foreign Currency Translation, requires the separate disclosure of the cumulative amount of the foreign currency translation effects on shareholders’ funds, as follows:

	2003	2002	2001
	£m	£m	£m

At beginning of year	(459)	(402)	(331)

Exchange adjustments	9	(57)	(71)

At end of year	(450)	(459)	(402)

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary undertakings or associates undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of associates at equity accounted value.

ICI ANNUAL REPORT AND ACCOUNTS 2003	85

Back to Contents

Contents to the Accounts

notes relating to the accounts

24	Reserves (continued)

The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purpose of calculating the basis of the borrowing limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £2,543m at 31 December 2003 (2002 (restated – note 1) £2,934m; 2001 (restated – note 1) £2,663m).

	Share	Profit	2003	2002
	premium	and loss
	account	account	Total	Total
	£m	£m	£m	£m

Company

Reserves

At beginning of year	933	2,133	3,066	2,541

Net profit for the year		283	283	236

Dividends		(74)	(74)	(88)

Amounts taken direct to reserves

Share premiums – Rights Issue	–	–	–	344

Exchange and other adjustments	–	51	51	33

	–	51	51	377

At end of year	933	2,393	3,326	3,066

By virtue of S230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.

25	Net cash inflow from operating activities

	2003	2002	2001
	£m	£m	£m

Operating profit	194	496	393

Exceptional charges within operating profit	200	–	143

Operating profit before exceptional items	394	496	536

Depreciation and amortisation of goodwill	227	233	246

Stocks decrease	2	11	7

Debtors (increase)/decrease	52	(35)	65

Creditors increase/(decrease)	(59)	23	(120)

Other movements	(25)	(37)	(23)

	591	691	711

Outflow related to exceptional items	(52)	(68)	(74)

	539	623	637

Outflow related to exceptional items includes expenditure charged to exceptional provisions relating to business rationalisation and restructuring.

86	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

26	Returns on investments and servicing of finance
		2003	2002	2001
		£m	£m	£m

	Interest received	95	121	93

	Interest paid	(177)	(285)	(280)

	Dividends paid by subsidiary undertakings to minority shareholders	(14)	(21)	(20)

		(96)	(185)	(207)

27	Capital expenditure and financial investment
		2003	2002	2001
		£m	£m	£m

	Purchase of tangible fixed assets	(154)	(219)	(235)

	Sale of fixed assets	16	35	29

		(138)	(184)	(206)

28	Acquisitions
		2003	2002
		Total	Total
		fair value	fair value
		£m	£m

	Subsidiary undertakings and operations

	Fair value of net assets acquired	–	5

	Goodwill acquired	3	1

	Consideration for subsidiary undertakings and operations acquired	3	6

	Investments in associated undertakings	5	–

	Investments in participating interests and other interests	10	44

		18	50

	Cash consideration – current year	18	50

	– previous years’ acquisitions	2	4

		20	54

29	Management of liquid resources
		2003	2002	2001
		£m	£m	£m

	Commercial paper	–	(2)	1

	Bank deposits and certificates of deposit	(186)	(12)	254

	Floating rate notes, medium rate notes, treasury bills	(8)	1	(2)

		(194)	(13)	253

	Liquid resources are current asset investments held as readily disposable stores of value. In these accounts they comprise current asset investments and short-term deposits (note 17).

ICI ANNUAL REPORT AND ACCOUNTS 2003	87

Back to Contents

Contents to the Accounts

notes relating to the accounts

30	Disposals

		2003	2002
		£m	£m

	Subsidiary undertakings and operations

	Tangible fixed assets and investments	6	83

	Net current assets	4	53

	Creditors due after more than one year	(2)	–

	Provisions for liabilities and charges	(1)	(7)

	Minority interests	(4)	(1)

	Book value of net assets disposed	3	128

	Disposal costs and provisions	6	73

	Goodwill written back on disposal	19	22

	Investments in participating interests	123	107

	Profits less losses on disposals	50	74

	Consideration received on prior year disposals	14	23

	Non-cash consideration	–	(4)

		215	423

	Outflow on divestment provisions	(111)	(133)

	Cash consideration	104	290

	Comprising inflow (outflow) arising on

	current year’s disposals	20	360

	previous year’s disposals	84	(70)

		104	290

	During 2003 the Group received gross cash consideration for disposals of operations of £215m (2002 £423m). Of this amount, £111m (2002 £133m) was paid against ongoing disposal costs and provisions.

	Disposals by the Group during 2003 included the sale of the remaining interests in Huntsman International Holdings LLC, National Starch’s Permabond and Cheese Coatings businesses and the India Explosives business.

88	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

31	Financing

		Financing – shares				Financing – debt					Total

		Shares issued by Company		Minorities*	Total	Loans	Short-term	Finance	Total
							borrowings	leases
		Share	Share				other than
		capital	premium				overdrafts
	notes	23	24			20	33	34
		£m	£m	£m	£m	£m	£m	£m	£m		£m

At beginning of 2001		(728)	(589)	(38)	(1,355)	(2,697)	(719)	(7)	(3,423)		(4,778)

Exchange adjustments						(34)	42	(1)	7		7

Financing

New finance		–	–	–	–	(512)	(4,625)	–	(5,137)		(5,137)

Finance repaid						288	4,925	1	5,214		5,214

Cash flow		–	–	–	–	(224)	300	1	77		77

Acquisitions and disposals				8	8	–	4	3	7		15

Other movements		–	–	(1)	(1)	–	(4)	–	(4)		(5)

At beginning of 2002		(728)	(589)	(31)	(1,348)	(2,955)	(377)	(4)	(3,336)		(4,684)

Exchange adjustments				3	3	157	(42)	1	116		119

Financing

New finance		(463)	(344)	–	(807)	(70)	(3,102)	–	(3,172)		(3,979)

Finance repaid						1,005	3,317	1	4,323		4,323

Cash flow		(463)	(344)	–	(807)	935	215	1	1,151		344

Acquisitions and disposals		–	–	–	–	–	(1)	–	(1)		(1)

Other movements		–	–	(3)	(3)	–	–	(3)	(3)		(6)

At beginning of 2003		(1,191)	(933)	(31)	(2,155)	(1,863)	(205)	(5)	(2,073)		(4,228)

Exchange adjustments				2	2	111	(38)	–	73		75

Financing

New finance		–	–	–	–	(620)	(2,884)	–	(3,504	)†	(3,504)

Finance repaid						483	3,104	1	3,588	ø	3,588

Cash flow		–	–	–	–	(137)	220	1	84		84

Acquisitions and disposals		–	–	–	–	2	–	–	2		2

Other movements		–	–	2	2	–	–	–	–		2

At end of 2003		(1,191)	(933)	(27)	(2,151)	(1,887)	(23)	(4)	(1,914)		(4,065)

* Share capital element of minority interests.

		Repayment	Currency	Rate	Amount
		dates		%	£m

†New finance	Bank loan	2004–2010	Various	Various	232

	Euro commercial paper	2003	Various	Various	1,527

	US commercial paper	2003	US$	Various	1,146

	Bond issue	2008	US$	4.375	293

	Bond issue	2013	US$	5.625	293

	Others				13

					3,504

ø Finance repaid	Bank loan				443

	Euro dollar medium-term notes		US$	Various	170

	Euro commercial paper		Various	Various	1,558

	US commercial paper		US$	Various	1,162

	Others				255

					3,588

ICI ANNUAL REPORT AND ACCOUNTS 2003	89

Back to Contents

Contents to the Accounts

notes relating to the accounts

32	Analysis of net debt

		Cash	Financing – debt					Current asset	Net debt
								investments

			Loans		Short-term	Finance	Total
			Due after	Due within	borrowings	leases
			one year	one year	other than
					overdrafts
	notes	1,33	20	20	33	34		17
		£m	£m	£m	£m	£m	£m	£m	£m

At beginning of 2001		209	(2,231)	(466)	(719)	(7)	(3,423)	415	(2,799)

Exchange adjustments		(8)	(32)	(2)	42	(1)	7	(2)	(3)

Cash flow		65	(161)	(63)	300	1	77	(253)	(111)

Acquisitions and disposals		(11)	–	–	4	3	7	–	(4)

Other non-cash changes		5	719	(719)	(4)	–	(4)	(1)	–

At beginning of 2002		260	(1,705)	(1,250)	(377)	(4)	(3,336)	159	(2,917)

Exchange adjustments		(5)	100	57	(42)	1	116	(12)	99

Cash flow		(8)	(28)	963	215	1	1,151	13	1,156

Acquisitions and disposals		(1)	–	–	(1)	–	(1)	–	(2)

Other non-cash changes		–	270	(270)	–	(3)	(3)	–	(3)

At beginning of 2003		246	(1,363)	(500)	(205)	(5)	(2,073)	160	(1,667)

Exchange adjustments		11	63	48	(38)	–	73	(9)	75

Cash flow		(12)	(580)	443	220	1	84	194	266

Acquisitions and disposals		(2)	–	2	–	–	2	–	–

Other non-cash changes		–	527	(527)	–	–	–	–	–

At end of 2003		243	(1,353)	(534)	(23)	(4)	(1,914)	345	(1,326)

33	Cash and short-term borrowings

	Cash	Short-term borrowings			Net total	Cash
	at bank	(note 18)				(at bank and
						overdrafts)

		Overdrafts	Other	Total
	£m	£m	£m	£m	£m	£m

At beginning of 2001	255	(46)	(719)	(765)	(510)	209

Exchange adjustments	(4)	(4)	42	38	34	(8)

Cash flow	62	3	300	303	365	65

Acquisitions and disposals	(14)	3	4	7	(7)	(11)

Other non-cash changes	2	3	(4)	(1)	1	5

At beginning of 2002	301	(41)	(377)	(418)	(117)	260

Exchange adjustments	(5)	–	(42)	(42)	(47)	(5)

Cash flow	(28)	20	215	235	207	(8)

Acquisitions and disposals	(1)	–	(1)	(1)	(2)	(1)

At beginning of 2003	267	(21)	(205)	(226)	41	246

Exchange adjustments	10	1	(38)	(37)	(27)	11

Cash flow	(26)	14	220	234	208	(12)

Acquisitions and disposals	(2)	–	–	–	(2)	(2)

At end of 2003	249	(6)	(23)	(29)	220	243

In the Statement of Group cash flow and related notes, “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

90	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

34	Leases

	2003	2002	2001
	£m	£m	£m

Total rentals under operating leases, charged as an expense in the profit and loss account

Continuing operations

Hire of plant and machinery	11	10	11

Other	51	54	58

Total	62	64	69

	Land and buildings		Other assets

	2003	2002	2003	2002
	£m	£m	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	8	7	5	5

Expiring in years 2 to 5	18	15	16	14

Expiring thereafter	19	20	2	3

	45	42	23	22

	Operating leases		Finance leases

Obligations under leases comprise	2003	2002	2003	2002
	£m	£m	£m	£m

Rentals due within 1 year	68	64	1	1

Rentals due after more than 1 year

From 1 to 2 years	55	51	1	1

From 2 to 3 years	43	41	1	1

From 3 to 4 years	31	30	–	1

From 4 to 5 years	23	23	–	–

After 5 years from balance sheet date	114	123	1	1

	266	268	3	4

	334	332	4	5

Less amounts representing interest			–	–

Present value of net minimum lease payments			4	5

Less current lease obligations			(1)	(1)

Non current lease obligations			3	4

Obligations under finance leases are included in other creditors (note 19). The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

ICI ANNUAL REPORT AND ACCOUNTS 2003	91

Back to Contents

Contents to the Accounts

notes relating to the accounts

35	Employee numbers and costs

Average number of people employed by the Group

Classes of business
	2003	2002	2001

Continuing operations

National Starch	9,670	9,710	10,110

Quest	4,590	4,690	4,720

Performance Specialties	2,950	3,800	4,120

Paints	15,610	15,740	15,900

Regional and Industrial	3,010	3,690	4,490

Corporate

Board support	110	130	150

Group technical resources and other shared services	270	270	290

	36,210	38,030	39,780

Geographic areas

Continuing operations	2003	2002	2001

United Kingdom	5,250	6,250	6,710

Continental Europe	6,190	6,340	6,550

USA	10,070	10,410	10,930

Other Americas	5,170	5,310	5,710

Asia Pacific	9,230	9,420	9,590

Other countries	300	300	290

Total employees	36,210	38,030	39,780

Number of people employed by the Group at the year end
	2003	2002	2001

Continuing operations	35,030	36,660	38,600

Employee costs
	2003	2002	2001
Continuing operations	£m	£m	£m

Salaries	958	1,009	1,016

Social security costs	92	95	101

Pension costs	120	89	70

Other employment costs	33	27	31

	1,203	1,220	1,218

Less amounts allocated to capital	(6)	(4)	(1)

Severance costs charged in arriving at profit (loss) before tax	113	37	104

Employee costs charged in arriving at profit (loss) before tax	1,310	1,253	1,321

92	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

36	Retirement benefits

The Group accounts for employee retirement benefits in accordance with the UK Standard SSAP 24 Accounting for Pension Costs and, for post-retirement healthcare in compliance with UITF Abstract 6 Accounting for Post-Retirement Benefits other than Pensions. Additional analysis is also provided in accordance with FRS No. 17 Retirement Benefits. Although none of the amounts calculated in accordance with this Standard are required to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure in accordance with this Standard, is included in this note.

Analysis is also provided in note 41 of the aggregate net periodic benefits cost and funded status of the Group’s major post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No.87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No.106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and SFAS No.132 Employers’ Disclosures about Pensions and Other Post-Retirement Benefits (revised 2003).

Pensions (SSAP 24) – Group
The Company and most of its subsidiaries operate retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for most existing employees are generally of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administered funds. Formal valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method.

The actuarial assumptions used to calculate the projected benefit obligation of the Group’s defined benefit pension schemes vary according to the economic conditions of the country in which they are situated. For the Group’s major plans the principal weighted average rates used were:

	2003	2002
	%p.a.	%p.a.

Discount rate used in determining the actuarial present values of the benefit obligations	5.7	6.0

Expected long-term rate of return on investments	5.8	6.1

Rate of increase of future earnings	3.7	4.0

Increase in pensions in payment	2.1	2.4

In arriving at the valuations of the Group’s major defined benefit schemes, fund assets were valued at market values on the date of valuation of each fund. The value of these assets was £7,083m (2002 £7,721m) and was sufficient to cover 91% (2002 99%) of the benefits that had accrued to members after allowing for expected future increases in earnings.

The total pension cost for the Group for 2003 was £120m (2002 £89m; 2001 £70m). Accrued pension costs, which are included in other creditors (note 19), amounted to £37m (2002 £9m). Provisions for the benefit obligations of a small number of unfunded plans amounted to £134m (2002 £148m) and are included in provisions for liabilities and charges – pensions (note 21). Prepaid pension costs amounting to £507m (2002 £525m) are included in debtors (note 16).

ICI Pension Fund
The ICI Pension Fund accounts for approximately 85% of the Group’s major plans in terms of asset values and projected benefit liabilities. Based on the actuarial valuation as at 31 March 2000, the Company agreed to make six annual payments into the Fund of £30m per annum from 2001 through 2006, subject to a review in 2003. The latest actuarial valuation of the Fund, as at 31 March 2003, disclosed a solvency ratio of 93% and the Company has agreed to make a further nine annual payments into the Fund of £62m per annum from 2004 to 2012, subject to a review at the next valuation, and to provide an asset-backed guarantee, via a wholly owned subsidiary specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund (see note 40). The deficit, together with the prepayment, is taken into account in arriving at the employer’s pension costs charged in the accounts by being amortised as a percentage of pensionable emoluments over the expected working lifetime of existing members. In 2003 this gave rise to a SSAP 24 charge of £42m (2002 £16m).

Healthcare (UITF Abstract 6)
The Group provides in North America, and to a lesser extent in some other countries, certain unfunded healthcare and life assurance benefits for retired employees. At 31 December 2003 approximately 18,000 (2002 20,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

The total post-retirement healthcare cost for the Group’s major post-retirement benefit schemes for 2003 was £15m (2002 £12m; 2001 £10m) and the provision at the year end was £167m (2002 £179m).

In accordance with UITF Abstract 6, the Group has adopted the measurement basis of the US Standard, SFAS No.106 as the basis of its UK GAAP reporting. Costs and provisions were determined on an actuarial basis. The assumptions relating to the schemes are set out in the table in note 41.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2003 by £11m (2002 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2003 by £1m (2002 £2m).

ICI ANNUAL REPORT AND ACCOUNTS 2003	93

Back to Contents

Contents to the Accounts

notes relating to the accounts

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17)

The most recent actuarial valuations of the Group’s major defined benefit pension schemes and post-retirement healthcare schemes have been updated to 31 December 2003 to take account of the transitional requirements of FRS No. 17.

Financial assumptions to calculate the projected benefit obligations of Group schemes

The principal weighted average rates used were:

	2003	2002	2001
	% p.a.	% p.a.	% p.a.

Discount rate	5.5	5.7	6.0

Inflation rate	2.4	2.3	2.5

Long-term rate of increase in future earnings	3.9	3.8	3.9

Increase in pensions in payment	2.2	2.1	2.2

Post-retirement healthcare cost inflation rate	8.9	8.0	7.4

Expected rates of return, assets, liabilities and net (liabilities) assets
	At 31 Dec	At 31 Dec	At 31 Dec
	2003	2002	2001
	%	%	%

Expected rates of return

Equities	8.3	8.6	7.8

Bonds	5.0	4.7	5.4

Other	5.3	5.5	6.9

	£m	£m	£m

Assets in schemes

Equities	1,769	1,659	2,329

Bonds	5,312	5,216	5,191

Other	269	177	59

Total fair value of assets	7,350	7,052	7,579

Present value of scheme liabilities	8,337	7,866

Net (deficit) in the schemes	(987)	(814)

Less: Unrecognisable surpluses	(3)	–

Net recognised (deficit)	(990)	(814)

Deferred tax asset	122	126

Net liabilities	(868)	(688)

Represented by

(Deficits)	(874)	(694)

Surpluses	6	6

Analysis of net recognised (deficit)

ICI UK Pension Fund	(432)	(257)

Other funded pension schemes	(289)	(307)

Total funded schemes	(721)	(564)

Unfunded pension schemes	(77)	(75)

Post-retirement healthcare schemes	(192)	(175)

Total unfunded schemes	(269)	(250)

Net recognised (deficit)	(990)	(814)

Represented by

(Deficits)	(999)	(823)

Surpluses	9	9

94	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17) (continued)

Set out below is an analysis of the amounts that would be charged to the profit and loss account and the statement of total recognised gains and losses in respect of the Group’s major defined benefit pension and post-retirement healthcare schemes in accordance with the transitional requirements of FRS No. 17.

Analysis of the amounts that would be charged to profit and loss account in accordance with FRS No. 17
	2003	2002
	£m	£m

Current service cost	(54)	(60)

Past service cost	(14)	(5)

Previously unrecognised surplus from past service costs	–	2

Losses on curtailments	–	(44)

Gains on settlements	–	18

	(68)	(89)

Other finance costs

Expected return on assets in schemes	391	454

Interest on liabilities in schemes	(442)	(468)

Restriction relating to recoverable surplus	(1)	1

Net finance cost	(52)	(13)

Amounts charged to the profit and loss account	(120)	(102)

Analysis of amount that would be recognised in statement of total recognised gains and losses in accordance with FRS No. 17

Actual return less expected return on assets (deficit)	321	(519)

Experience gains and (losses) arising on liabilities	(36)	201

Changes in demographic and financial assumptions underlying
the present value of the liabilities (deficit)	(458)	(89)

Adjustments to unrecognised scheme surplus	(3)	7

Net actuarial (loss) recognised in statement of total recognised gains and losses	(176)	(400)

Movement in net deficit during the year in accordance with FRS No. 17
	2003	2002
	£m	£m

Net recognised (deficit) at beginning of year	(814)	(511)

Movement in year:

Current service cost	(54)	(60)

Past service costs	(14)	(5)

Previously unrecognised surplus from past service costs	–	2

Losses on curtailments	–	(44)

Gains on settlements	–	18

Net finance cost	(52)	(13)

Contributions	122	161

Actuarial loss	(176)	(400)

Exchange adjustment gains	24	38

Change in population	(26)	–

Net (deficit) at end of year	(990)	(814)

At 31 December 2003 the difference between the expected and actual return on assets was a gain of £321m (2002 deficit £519m) or 4% (2002 7%) of the scheme assets. The experience losses arising on scheme liabilities at 31 December 2003 were £36m (2002 gains £201m) or 0% (2002 3%) of scheme liabilities. The net actuarial loss at 31 December 2003, that would be charged in the statement of total recognised gains and losses, was £176m (2002 £400m) or 2% (2002 5%) of the scheme liabilities.

ICI ANNUAL REPORT AND ACCOUNTS 2003	95

Back to Contents

Contents to the Accounts

notes relating to the accounts

37	Financial risk management

The Group’s treasury objectives and policies are discussed in the Operating and Financial Review on pages 21 to 23.

(a) Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2003, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and Financial Review on pages 21 to 23.

Financial assets
	2003				2002

	At fixed	At floating	Interest free	Total	At fixed	At floating	Interest free	Total
	interest	interest			interest	interest
	rates	rates			rates	rates
	£m	£m	£m	£m	£m	£m	£m	£m

Current asset investments, short-term
deposits and cash

Sterling	–	77	15	92	–	–	63	63

US Dollar	–	140	40	180	–	16	52	68

Euro	–	3	56	59	–	3	38	41

Japanese Yen	–	1	4	5	–	–	2	2

Other currencies	–	39	120	159	–	35	109	144

	–	260	235	495	–	54	264	318

Fixed asset investments and debtors
due after more than one year

Sterling				11				4

US Dollar				40				38

Euro				–				2

Other currencies				8				4

Total financial assets				554				366

At 31 December 2003 the financial assets of the Group comprised:

Investments in participating and other investments

Loans to associates				–				–

Other investments

Shares				17				17

Loans				15				–

Debtors due after more than one year				27				31

Current asset investments and short-term deposits				345				160

Cash				249				267

Less financial assets of insurance subsidiaries				(99)				(109)

				554				366

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 month to 6 months by reference to the relevant inter-bank rate.

96	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

37	Financial risk management (continued)

(a) Interest rate risk (continued)

Financial liabilities
	2003			2002

	At fixed	At floating	Total	At fixed	At floating	Total
	interest	interest		interest	interest
	rates	rates		rates	rates
	£m	£m	£m	£m	£m	£m

Sterling	112	(47)	65	48	11	59

US Dollar	431	622	1,053	475	727	1,202

Euro	81	434	515	75	226	301

Japanese Yen	212	(63)	149	257	93	350

Other currencies	16	135	151	31	167	198

	852	1,081	1,933	886	1,224	2,110

At 31 December 2003 the financial liabilities of the Group comprised:

Short-term borrowings			29			226

Current instalments of loans			534			500

Loans			1,353			1,363

Other creditors due after more than one year

Environmental liabilities			–			1

Other creditors			14			17

Finance leases			3			3

			1,933			2,110

The applicable weighted average interest rates for fixed rate financial liabilities are: Sterling 9.7% (2002 10.9%); US dollar 6.9% (2002 7.0%); Euro 4.3% (2002 4.3%); Japanese yen 0.5% (2002 0.6%); other currencies 12% (2002 14.6%).

The applicable weighted average period for which rates are fixed are: Sterling 3 years (2002 4 years); US dollar 3 years (2002 4 years); Euro 4 years (2002 5 years); Japanese yen 2 years (2002 3 years) and other currencies 3 years (2002 2 years).

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and liabilities.

(b) Currency exposures on monetary assets and liabilities
As explained in the Operating and Financial Review, on page 22, the Group’s policy is, where practicable, to hedge all exposures on monetary assets and liabilities. As a result there are no significant non functional currency exposures.

(c) Maturity of financial liabilities
The maturity profile of the Group’s financial liabilities, as defined in section (a) above, at 31 December 2003 was as follows:

	2003	2002
	£m	£m

In one year or less	563	726

In more than one year but not more than two years	151	548

In more than two years but not more than five years	907	792

In more than five years	312	44

	1,933	2,110

ICI ANNUAL REPORT AND ACCOUNTS 2003	97

Back to Contents

Contents to the Accounts

notes relating to the accounts

37	Financial risk management (continued)

(d) Borrowing facilities
Committed facilities available to the Group at 31 December 2003 in respect of which all conditions precedent had been met at that date were as follows:

	2003	2002
	£m	£m

Expiring in one year or less	100	201

Expiring in more than one year	–	883

Expiring in more than two years	777	425

	877	1,509

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
The financial instruments used in debt management are accounted for as described in the Group’s accounting policies on pages 52 and 53.

The notional principal amounts and fair values, net of associated hedges, of the Group’s financial assets and financial liabilities were as follows:

	Notional
	principal amounts		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Interests in participating and other investments – other investments†	32	17	32	17	32	17

Current asset investments and short-term deposits†	260	54	260	54	260	54

Cash†	235	264	235	264	235	264

Other financial assets†	27	31	27	31	27	31

Short-term borrowings	(28)	(224)	(29)	(226)	(29)	(224)

Loans	(1,836)	(1,850)	(1,834)	(1,848)	(1,940)	(2,010)

Other financial liabilities	(18)	(21)	(17)	(21)	(18)	(21)

Currency swaps	(605)	(814)	(53)	(15)	(21)	27

Interest rate swaps	3,215	3,485	–	–	17	36

Total net liabilities			(1,379)	(1,744)	(1,437)	(1,826)

Financial assets			554

Financial liabilities			(1,933)

			(1,379)

* ( ) = liability
† The Group has assumed that the fair value approximates to the carrying value.

The fair value of the Group’s debt, all swaps, and caps have been estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2003 of £70m arose from the net addition to loans (£102m), favourable movements on foreign exchange (£115m) and favourable movements due to changes in interest rates (£57m).

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

98	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

37	Financial risk management (continued)

(e) Net debt management (continued)
The Group is exposed to credit related losses in the event that counterparties to off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy parties and the Group does not expect any significant loss to result from non-performance. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at 31 December 2003.

At 31 December 2003 the aggregate value of all financial instruments with a positive fair value (assets) was £57m for currency swaps, £54m for interest rate swaps, £17m for forward contracts, nil for interest rate caps and £6m for currency options.

(f) Hedges
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2003			2002

	Fair	Fair	Total net	Fair	Fair	Total net
	value	value	assets/	value	value	assets/
	assets	liabilities	(liabilities)	assets	liabilities	(liabilities)
	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January	172	(106)	66	429	(289)	140

Gains and losses arising in previous years that were recognised
during the year	(44)	21	(23)	(102)	3	(99)

Gains and losses arising before 1 January that were not
recognised during the year	128	(85)	43	327	(286)	41

Gains and losses arising in the year that were not
recognised during the year	6	(57)	(51)	(155)	180	25

Unrecognised gains and losses on hedges at 31 December	134	(142)	(8)	172	(106)	66

Of which:

Gains and losses expected to be recognised within 1 year	47	(64)	(17)	44	(21)	23

Gains and losses to be recognised after more than 1 year	87	(78)	9	128	(85)	43

	134	(142)	(8)	172	(106)	66

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

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 52 and 53.

The notional principal amounts and fair values of forward exchange and currency option contracts used in currency management are as follows:

	Notional
	principal amounts		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Hedging working capital			1	1	1	1

Forward contracts to buy currency	118	99

Forward contracts to sell currency	(118)	(96)

Hedging anticipated cash flows			3	6	7	6

Currency contracts to buy currency	92	97

Currency contracts to sell currency	(84)	(88)

Hedging debt			(12)	(4)	(12)	(4)

Forward contracts to buy currency	1,018	617

Forward contracts to sell currency	(1,030)	(620)

* ( ) = liability

ICI ANNUAL REPORT AND ACCOUNTS 2003	99

Back to Contents

Contents to the Accounts

notes relating to the accounts

37	Financial risk management (continued)

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

38	Statutory and other information

Remuneration of the Auditor
Remuneration of the Auditor for each of the three years ending 31 December 2003, 2002 and 2001 was as follows:

		2003	2002	2001
	notes	£m	£m	£m

Statutory audit of the Group – Remuneration of Auditor	1	3.1	2.8	2.8

Services other than statutory audit – Remuneration of Auditor and associates

Audit related services	2	0.9	2.1	0.9

Tax services	3	0.8	1.1	1.8

Other services		0.1	0.1	0.4

		1.8	3.3	3.1

Notes

1.	Remuneration of the Auditor for statutory audit of the Group includes remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2003 amounting to £65,000 (2002 £61,000; 2001 £66,000).

2.	Expenditure in 2003 related principally to employee benefit plans, the issuance of Guaranteed Loan Notes 2008 and 2013 and the review of interim financial statements. The expenditure for 2003 comprised audit related regulatory reporting £0.6m and further assurance services £0.3m. Expenditure in 2002 related principally to the rights issue, employee benefit plans, divestment transactions and the review of interim financial statements. The expenditure for 2002 comprised audit related regulatory reporting £1.5m and further assurance services £0.6m. Expenditure in 2001 related principally to divestment transactions, employee benefit plans and the review of interim financial statements. The expenditure for 2001 comprised audit related regulatory reporting £0.3m and further assurance services £0.6m.

3.	Tax services for 2003 comprised compliance services £0.6m and advisory services £0.2m. Tax services for 2002 comprised compliance services £0.9m and advisory services £0.2m. Tax services for 2001 comprised compliance services £0.9m and advisory services £0.9m.

Loans and guarantees to officers
Included in debtors in 2001 was an interest free loan totalling £7,000 to Dr J D G McAdam. This was repaid during 2002. Also at 31 December 2003 an interest free housing loan to an officer of the Company amounting to £100,000 (2002 £nil; 2001 £nil) was outstanding and became disclosable.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, a subsidiary has guaranteed a housing loan for an officer to the extent of £143,000 (2002 £131,000; 2001 £123,000). The year on year movement in the sterling equivalent value of this loan is solely due to translation at the spot exchange rate at the end of each year.

100	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

39	Commitments and contingent liabilities	Group		Company

		2003	2002	2003	2002
		£m	£m	£m	£m

	Commitments for capital expenditure not provided for in these
	accounts (including acquisitions)

	Contracts placed for future expenditure	28	23	6	2

	Expenditure authorised but not yet contracted	104	140	3	5

		132	163	9	7

Contingent liabilities existed at 31 December 2003 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2003 (31 December 2002: £nil); the maximum contingent liability for the Company, mainly on guarantees by subsidiaries, was £1,357m (2002 £1,441m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly-owned subsidary ICI Wilmington, Inc.

The Group is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposals or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate, however provisions have been established at 31 December 2003 in accordance with the Group’s accounting policy. It is believed that, taking account of these provisions, the cost of addressing currently identified environmental obligations is unlikely to impair materially the Group’s financial position and results of operations.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. Glidden is currently a defendant in four active suits and is also named in three unserved cases. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to defend all actions vigorously.

ICI Chemicals & Polymers Limited (“C&P”), a subsidiary, was involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (“Polyprima”). Fees due under these arrangements were being claimed by C&P against Polyprima who, in response, claimed damages for alleged breach of contract, fraud, deceit, misrepresentation and concealment. C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and in June 2003 the arbitration tribunal ordered Polyprima to pay outstanding licence fees and dismissed the counterclaims against C&P.

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected by the recall, including Coca Cola (Japan) Company Limited (“Coca Cola Japan”). On 8 August 2003 The Coca Cola Company and Coca Cola Japan filed a lawsuit in the state court of

Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. Quest has denied liability and is contesting the claim vigorously. It is possible that the other two customers will also seek to recover alleged damages.

Following ICI’s trading statement on 25 March 2003, three purported class actions on lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to disclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. At this point, the amount of the damages being claimed by the plaintiffs is unclear but could be substantial. ICI intends to contest the claims vigorously.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, arising out of the normal course of business or results of operations. The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which the Group has given other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI is estimated at £146m). On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to

ICI ANNUAL REPORT AND ACCOUNTS 2003	101

Back to Contents

Contents to the Accounts

notes relating to the accounts

39	Commitments and contingent liabilities (continued)

Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remains a liability of ETOL. The present value of the gas purchase commitment guaranteed by ICI is estimated at £247m. The numbers quoted above are ICI’s current estimates of its maximum potential liability.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. Ineos Chlor has currently drawn £80m under the facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance from the UK Government. The new funding from ICI comprises a £30m cash contribution and additional loan finance of £30m. The terms of the £100m loan having been restructured, loan repayments are due by the end of 2010.

Following the completion of the refinancing the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business has been withdrawn.
The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years.The present value of this commitment is estimated at £137m.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, liquidity or financial position.

40	Related party transactions

Related party transactions The following information is provided in accordance with FRS No. 8 Related Party Transactions, as being material transactions with related parties during 2003.

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 75.

Transactions:

	a)	Insurance claims settled by IC Insurance Ltd with ICI amounted to £nil (2002 £nil; 2001 £nil).

	b)	Funds on deposit with ICI Finance PLC amounted to £10m (2002 £10m; 2001 £10m).
Related party: ICI Pension Trustees Ltd

Transactions:

In recognition of a deficit for funding purposes of £443m and a solvency ratio of 93% at 31 March 2003 concluded as a result of the completion of the triennial valuation of the ICI UK Pension Fund (“the Fund”) the Company has agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004, and to provide an asset-backed guarantee, via a wholly owned subsidiary specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. Such asset-backed guarantee will be secured by way of fixed and floating charge over the assets of the subsidiary. These arrangements replace the previous schedule of six annual top-up payments of £30m that was agreed in 2000.

102	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

41	Differences between UK and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

	(a)	Accounting for pension costs
There are six significant differences between UK GAAP under SSAP 24 and US GAAP in accounting for pension costs that impact ICI:

	(i)	SFAS No. 87 Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the main UK retirement plans, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

	(ii)	SFAS No. 87 requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

	(iii)	SFAS No. 87 requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the company’s best estimate of the cost of providing the benefits promised.

	(iv)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the Group’s policy is to not recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

	(v)	Under SFAS No. 87, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction in shareholders’ equity, net of tax. Under UK GAAP, this liability is usually recognised on a systematic basis over the remaining average service lives of the employees by way of increased contribution rates.

	(vi)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognised gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognised over the expected service life of the remaining employees.

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

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortised over their estimated useful lives. Intangible assets with indefinite lives are tested for impairment annually in lieu of being amortised. Goodwill is no longer amortised on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise.

At 31 December 2003 the Group had intangible assets with a gross carrying amount of £300m less accumulated amortisation of £195m under US GAAP. The related amortisation expense for the period was £30m. The amortisation expense for the 5 succeeding years is estimated as follows: 2004 £30m, 2005 £30m, 2006 £30m, 2007 £15m and 2008 £nil.

The goodwill balance under US GAAP at 31 December 2003 amounted to £3,173m (2002 £3,507m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows: National Starch £1,915m (2002 £1,967m), Quest £736m (2002 £742m), Performance Specialties £nil (2002 £256m), Paints £504m (2002 £523m) and Regional and Industrial £18m (2002 £19m). The significant movements in the period include the impairment of the goodwill relating to Uniqema (£255m), as described below, and exchange.

In the period to 31 December 2003, an impairment of £255m was recognised, representing the entire goodwill in Uniqema. Under UK GAAP, the majority of the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. This impairment resulted from the difficult trading conditions faced by the business and has been disclosed in the US GAAP reconciliation under the heading “Purchase accounting adjustments”.

The fair value of the reporting unit, as required under the first stage of impairment in SFAS No. 142, was calculated using a present value technique. This involved discounting the future cash flows of the reporting unit at an appropriate risk adjusted discount factor. In calculating the fair value, significant management judgement was applied, for example, the quantification of the underlying cash flows of the reporting unit including applying an appropriate terminal growth value and the selection of an appropriate discount rate. As the fair value of the reporting unit was less than its book value, a second stage was performed which compared the fair value of the unit’s goodwill to the book value of its goodwill. Fair value procedures similar to those used in a business combination were used in this stage.

ICI ANNUAL REPORT AND ACCOUNTS 2003	103

Back to Contents

Contents to the Accounts

notes relating to the accounts

41	Differences between UK and US accounting principles (continued)

If SFAS No. 142 had been applied in the year ended 31 December 2001 net income would have been £134m higher (EPS 15.4p higher –basic and diluted).

(c) Capitalisation of interest
There is no requirement in the UK to capitalise interest and the Group does not capitalise interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities
In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’ equity to recognise at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes are recognised in the balance sheet at fair value, with changes in the fair value recognised in net income.

(e) Restructuring costs
The Group has incurred various restructuring costs that have primarily included costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under UK GAAP, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i) Prior to the adoption of SFAS No. 146 on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94–3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 or SFAS No. 112 and are accrued once they become probable and estimable.

(ii) Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii) Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognised as a liability in accordance with EITF 94–3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit. Under SFAS No. 146 such costs are recognised as a liability when they are incurred and are measured at fair value.

(iv) Under UK GAAP, assets to be abandoned are written down to the higher of net realisable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted cash flows. If the undiscounted cash flows are less than the asset’s carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life. An adjustment in this respect amounting to £39m has been included in the US GAAP reconciliation under the heading “Restructuring”.

(f) Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations
Under UK GAAP, discontinued operations are defined as material, clearly separate operations which have been sold or permanently terminated. UK GAAP further states that for an operation to be classified as discontinued, its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. A list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1. Under US GAAP prior to the adoption of SFAS No. 144 on 1 January 2002 discontinued operations were defined by APB Opinion No. 30 as a segment of a business that had been disposed of or, although still operating was subject to a formal plan for disposal. No businesses met the APB Opinion No.30 criteria for discontinued operations. Under SFAS No. 144 a discontinued operation is now defined as a component of an entity that has been disposed of or is classified as held for sale, subject to certain conditions. This component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Under US GAAP, the Synetix disposal met the SFAS No. 144 conditions and therefore, Synetix was classified as a discontinued operation. Accordingly, under US GAAP, the results of the operations and the gain on the disposal of Synetix are classified within discontinued operations. Prior period results have been restated. Under US GAAP, the gain on sale in 2002 amounted to £107m and Synetix sales were £121m and £143m for 2002 and 2001 respectively. Under UK GAAP, the Synetix disposal did not have a material effect on the nature and focus of operations nor did it represent a material reduction in operating facilities. As a result, Synetix was classified as continuing under UK GAAP.

104	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

41	Differences between UK and US accounting principles (continued)

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. US GAAP accounting for the Chlor-Chemicals business therefore differs from that under UK GAAP and involves applying a modified equity method of accounting for any future losses that may arise up to the full amount of the Group’s investment and committed funding. The approximate gross assets and gross liabilities of Chlor-Chemicals are £223m and £243m respectively under UK GAAP at 31 December 2003.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to Matlin Patterson Global Opportunities Partners, for completion by 15 May 2003. Under UK GAAP, the Group discontinued the application of the equity method of accounting on reaching this agreement and deferred recognition of the loss on sale of the HIH Notes and gain on sale of the equity until completion of the transaction on 9 May 2003, at which time a profit before tax of £50m was recognised.

Under US GAAP, the Notes transaction and the equity transaction were accounted for as separate transactions since they were not interdependent. Accordingly, under US GAAP, a pre-tax loss was recognised on the sale of the HIH Notes (approximately £40m) in 2002, and the pre-tax gain on the equity transaction (approximately £121m) has been recognised in 2003. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognise its proportionate share of HIH’s operating results until completion. The equity accounted results in 2003 up to the date of completion (a pre-tax loss of £14m) have been included in the US GAAP net income reconciliation. The adjustments in respect of HIH have been included in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

During 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of £19m which included goodwill previously written off to reserves of £19m. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 42 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported under US GAAP amounted to £4m and the adjustment of £15m has been disclosed in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

(i) Ordinary dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity upon declaration of the dividend.

(j) Taxation
Both UK and US GAAP require full provision for deferred tax, and consequently the adjustment in respect of taxation primarily relates to the deferred tax effect of other US GAAP adjustments.

(k) Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Following the issue of EITF 00–23, Issues Related to the Accounting for Share Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the cost of grants under the Group’s UK Sharesave scheme is treated in accordance with all other plans. At 31 December 2003, the Group had a number of share based compensation plans, which are described in note 23. The Group recognises compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

(l) New US Accounting Standards implemented in the period
SFAS No. 143 Accounting for Asset Retirement Obligations
SFAS No. 143 was issued in June 2001 and addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognise a gain or loss on settlement. The adoption of SFAS No. 143 has not had a material impact on the Group’s financial statements.

SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities
SFAS No. 146 was issued in July 2002 and requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognised when the liability is irrevocably incurred. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after 31 December 2002. The restructuring programmes announced during 2003 give rise to a difference between UK and US GAAP in the amount of £8m in respect of contract termination provisions that do not yet meet the criteria of a liability under SFAS No. 146.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in

ICI ANNUAL REPORT AND ACCOUNTS 2003	105

Back to Contents

Contents to the Accounts

notes relating to the accounts

41	Differences between UK and US accounting principles (continued)

the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002.

Note 39 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in note 39, with terms ranging between 1 to 15 years, amounted to £775m at 31 December 2003 (2002 £1,332m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £150m (2002 £426m).

No guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure
FASB No. 148 was issued in December 2002 and amends SFAS No. 123 , Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results.

Pursuant to SFAS No. 123, the Group has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Group had adopted the fair value based accounting method prescribed by SFAS No. 123:

	2003		2002		2001
	£m		£m		£m

Net income (loss) as reported	(166)		9		13

Add: Stock-based employee compensation
cost included in determining net income (loss)	7		3		(1)

Less: Stock-based compensation cost if the
fair value based method had been applied	(10)		(9)		(8)

Pro-forma net income (loss)	(169)		3		4

Earnings per share:

Basic diluted – as reported	(14.0	)p	0.8	p	1.5	p

Basic and diluted – pro-forma	(14.3	)p	0.3	p	0.5	p

The fair value of each option grant is estimated on the date of grant using a Black Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: dividend yields of 4.1% and 3.3%; expected volatility of 72% and 45%, risk-free interest rates of 4.2% and 5.1%, and expected lives of 4 years and 4 years.

FASB Interpretation No. 46, (revised December 2003) Consolidation of Variable Interest Entities, FIN No. 46 (revised) was issued in December 2003 and clarifies the application of the consolidated rules to certain variable interest entities. This Interpretation establishes a new multistep model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support from other parties. FIN No. 46 (revised) also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated. The Interpretation contains exemptions for entities deemed to be a business subject to certain other criteria being met.

The Interpretation applies to reporting periods ending after 15 March 2004, except for entities considered to be special purpose entities, to which this Interpretation applies for reporting periods ending after 15 December 2003. The Group does not hold an interest in any entities considered to be a special purpose entity. The Group does not believe that the impact of any potential variable interest entities in which the Group holds a variable interest will have a material impact on net income and shareholders’ equity.

SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities
SFAS No. 149 was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003.

Adoption of this standard has had no effect on the Group’s results.

SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
SFAS No. 150 was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. SFAS No. 150 could affect companies’ ratios, performance measures and certain share buy-back programmes. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

106	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

41	Differences between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP:

	2003	2002	2001
			(as restated
			– note 1)
	£m	£m	£m

Net income (loss) after exceptional items – UK GAAP	20	179	102

Continuing operations	23	166	113

Discontinued operations	(3)	13	(11)

Adjustments to conform with US GAAP

Pension expense	(7)	(14)	(37)

Purchase accounting adjustments

Amortisation/impairment of goodwill and amortisation of intangibles	(249)	(117)	(127)

Disposals and other adjustments	72	(31)	10

Capitalisation of interest less amortisation and disposals	(5)	(5)	(2)

Derivative instruments and hedging activities	(15)	(41)	49

Restructuring costs	46	(6)	5

Share compensation expense	(7)	(3)	1

Others	–	(2)	2

Tax effect of US GAAP adjustments	(21)	49	10

Total US GAAP adjustments	(186)	(170)	(89)

Net income (loss) – US GAAP	(166)	9	13

Continuing operations	(167)	(107)	(4)

Discontinued operations	1	116	17

	pence	pence	pence

Basic and diluted net earnings (net loss) per Ordinary Share in accordance with US GAAP	(14.0)	0.8	1.5

Continuing operations	(14.1)	(9.6)	(0.5)

Discontinued operations	0.1	10.4	2.0

The effect on earnings per £1 Ordinary Share of the exercise of all outstanding options (note 23) would not be material.

For US GAAP purposes, the segmentation follows that of UK GAAP. Adjustments have been made between Continuing and Discontinued operations so that the disclosure under US GAAP satisfies SFAS No. 144.

For the purposes of segmental disclosures under UK GAAP, reference should be made to page 61 where there is a description of each class of business.

Under US GAAP, sales and cost of sales/administrative expenses as reported under UK GAAP are reduced by £53m (2002 £55m; 2001 £50m) on application of EITF 01-09, which requires that certain advertising co-operative allowances paid to customers are deducted from sales.

ICI ANNUAL REPORT AND ACCOUNTS 2003	107

Back to Contents

Contents to the Accounts

notes relating to the accounts

41	Differences between UK and US accounting principles (continued)

	Balance sheet	2003	2002
	line item		(as restated
	Note*		– note 1)
		£m	£m

Shareholders’ funds – equity, as shown in the Group Balance sheet – UK GAAP		450	463

Adjustments to conform with US GAAP

Pension costs	2	(482)	(525)

Pension costs – minimum pension liability	4	(601)	(425)

Purchase accounting adjustments, including goodwill and intangibles	1	2,778	3,109

Disposal accounting adjustments	4	(29)	(71)

Capitalisation of interest less amortisation and disposals	1	31	36

Derivative instruments and hedging activities	2	25	(14)

Restructuring – contract terminations	4	8	1

Restructuring – asset impairment	1	39	–

Ordinary dividends	3	42	52

Deferred taxation and tax effects of US GAAP adjustments	4	(421)	(482)

Deferred taxation and tax effects of US GAAP adjustments	2	519	661

Total US GAAP adjustments		1,909	2,342

Shareholders’ equity in accordance with US GAAP		2,359	2,805

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP: 1 Fixed assets; 2 Debtors; 3 Creditors; 4 Provision for liabilities and charges.

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of total recognised gains and losses, in note 24 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 109 to 111.

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

The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2001, 2002 and 2003 and the movements during the years ending on those dates were as follows:

	2003	2002	2001
	£m	£m	£m

Cash and cash equivalents

Cash	249	267	301

Investments and short-term deposits which were within 3 months of maturity when acquired	345	158	135

	594	425	436

Change in the balance of cash and cash equivalents

At beginning of year	425	436	572

Exchange adjustments	3	(12)	(3)

Cash inflow (outflow) during year	168	2	(119)

Acquisitions and disposals	(2)	(1)	(14)

At end of year	594	425	436

The format of the UK GAAP statement employs some nine headings compared with three in SFAS No. 95. The cash flows within the UK GAAP headings of “Operating activities”, “Returns on investments and servicing of finance” and “Taxation” would all be included within the heading of “Net cash provided by operating activities” under SFAS No. 95. Likewise, the UK GAAP headings of “Capital expenditure and financial investment” and “Acquisitions and disposals” correspond with “Cash flows from investing activities” under SFAS No. 95, and “Equity dividends paid”, “Management of liquid resources” and “Financing” in UK GAAP, subject to adjustments for cash equivalents, correspond with “Cash flows from financing activities” under US GAAP.

108	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

41	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the pension cost of the major UK retirement plans and of the retirement plans of the Company’s major non-UK subsidiaries have been presented in the following tables, on a Group basis, in accordance with the requirements of SFAS No. 87 Accounting for Pensions, SFAS 106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and of SFAS No. 132 (revised 2003) Employers’ Disclosures about Pensions and Other Post-Retirement Benefits. The actuarial liabilities of these plans comprise a substantial portion of the Group total.

Assumptions
Assumed weighted discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s major pension plans for SFAS No. 87 purposes in the Group are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension benefits			Other post-retirement
				benefits

	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%

Weighted average assumptions used to determine
benefit obligations at 31 December

Discount rate	5.5	5.7	5.9	6.2	6.8	7.4

Long-term rate of increase in remuneration	3.9	3.8	4.0	3.3	3.3	3.2

Weighted average assumptions used to determine net cost for year

Discount rate	5.6	5.7	5.9	6.6	6.8	7.4

Expected long-term rate of return on assets	6.2	5.7	5.9

Long-term rate increase in remuneration	3.9	3.8	4.0

Assumed health care cost trend rates at 31 December

Health care cost trend rate assumed for next year				8.9	8.0	7.5

Rate that cost trend gradually declines to				4.25	5.0	4.0

Year that rate reaches the rate it is assumed to remain at				2009	2008	2008

The overall expected long-term rate of return on asset assumptions is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligation. The assumption setting process is based on short and long term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s major pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans comprised:

	Pension benefits			Other post-retirement benefits

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	64	59	61	3	3	4

Interest cost	429	456	462	13	12	12

Expected return on plan assets for period	(400)	(458)	(487)	–	–	(1)

Amortisation of prior service cost	11	15	15	–	–	(1)

Amortisation of unrecognised transition obligation	4	3	3	–	–	–

Amortisation of net actuarial loss (gain)	(6)	6	18	–	–	(1)

Recognised on termination/curtailment/settlement benefits	(3)	28	49	(1)	(3)	(3)

Net periodic benefit cost	99	109	121	15	12	10

The net periodic benefit cost includes £nil (2002 £27m) for contractual terminations which are included within the relevant UK GAAP statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed health care cost rates for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2003 by £11m (2002 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended 31 December 2003 by £1m (2002 £2m).

Other comprehensive income

	2003	2002	2001
	£m	£m	£m

Amounts included in other comprehensive income (arising from
change in additional minimum pension liability recognised) (net of tax)	(216)	(281)	(192)

ICI ANNUAL REPORT AND ACCOUNTS 2003	109

Back to Contents

Contents to the Accounts

notes relating to the accounts

41	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

Obligations and funded status
The funded status of the Group’s major post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension benefits		Other post-retirement
	at 31 December		benefits at 31 December

	2003	2002	2003	2002
	£m	£m	£m	£m

Change in benefit obligations

Benefit obligation at beginning of year	7,748	7,970	196	178

Service cost	64	59	3	3

Interest cost	429	456	13	12

Participants’ contributions	5	5	–	–

Plan amendments	3	–	–	3

Actuarial loss (gain)	489	(139)	17	36

Divestitures	–	(16)	–	(1)

Settlements	(1)	(60)	–	–

Termination benefits	–	46	–	–

Benefit payments	(529)	(518)	(16)	(16)

Population change	2	–	–	–

Exchange	(24)	(55)	(15)	(19)

Benefit obligation at end of year	8,186	7,748	198	196

Change in plan assets

Fair value of plan assets at beginning of year	7,049	7,569	6	10

Actual return on plan assets	712	(60)	–	–

Business combinations	–	–	–	–

Divestitures	–	(9)	–	–

Settlements	–	(39)	–	–

Employer’s contributions	105	142	17	13

Participants’ contributions	5	5	–	–

Benefit payments	(529)	(518)	(16)	(16)

Population change	3	–	–	–

Exchange	(2)	(41)	(1)	(1)

Fair value of plan assets at end of year	7,343	7,049	6	6

Funded status

Funded status at end of year	(843)	(699)	(192)	(190)

Unrecognised net actuarial loss (gain)	854	684	29	15

Unrecognised transition amount	23	24	–	–

Unrecognised prior service cost	17	25	(4)	(4)

Other	–	3	–	–

Net amount recognised	51	37	(167)	(179)

Prepaid benefit cost	22	10	–	–

Accrued benefit cost	(676)	(509)	(167)	(179)

Intangible assets	32	30	–	–

Accumulated other comprehensive income	673	506	–	–

Net amount recognised	51	37	(167)	(179)

110	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

41	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits
	At 31 December

	2003	2002
	£m	£m

Supplementary analysis of pension plan

All plans

Accumulated benefit obligation	7,996	7,565

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	8,124	7,636

Accumulated benefit obligation	7,936	7,435

Fair value of plan assets	7,266	6,949

	Percentage of fair value
	plan assets at 31 December

	2003	2002
	%	%

Equity securities	24	23

Debt securities	72	74

Property	–	–

Other assets	4	3

	100	100

ICI has established a set of best practice principles for pension fund investment so as to ensure a globally consistent approach. These principles, which have been determined and adopted by the fiduciaries of ICI’s pension funds worldwide, include guidelines in the areas of governance, risk budgeting, strategic asset allocation and benchmarks, manager structure and selection, monitoring and other investment issues (such as derivatives and self investment). The over-arching principle clearly states that strategic asset allocation should be determined through explicit consideration of each plan’s specific liability profile and funding level and and not by local common practice. Furthermore, all plans must establish a strategic asset allocation benchmark, a relevant total plan performance benchmark and a process for controlling deviations from the strategic asset allocation benchmark. Pension funds are expected to invest in a diversified range of asset classes and investment managers. These assets may include derivatives up to a maximum of 10% of the individual fund unless a higher percentage is agreed after consultation with the Company. However, no self-investment is permitted. Whilst the Company expects to be consulted on these strategic (and other) matters, it recognises that final responsibility for establishing investment strategy often rests with local fiduciaries, who do not publish target allocations to asset classes.

The best estimate of amounts expected to be contributed to pension plans during 2004 is £141m.

The best estimate of amounts expected to be contributed to other post retirement benefit plans in 2004 is £12m.

ICI ANNUAL REPORT AND ACCOUNTS 2003	111

Back to Contents

41(a) Differences between UK and US accounting principles (continued)

Reformatted condensed UK GAAP income statement

The following income statement has been prepared in accordance with Article 10 of Regulation S-X using the Group’s UK GAAP profit and loss account numbers.

	Year ended 31 December
	2003	2002	2001*
	£m	£m	£m
Net revenue	5,849	6,125	6,425

Operating expenses
Cost of sales	(3,856)	(3,819)	(4,027)
Research and development	(156)	(148)	(155)
Sales, general and administrative expenses	(1,659)	(1,685)	(1,896)
Other general income	16	23	46
Profit (loss) on sale of businesses and fixed assets	46	43	(3)

Operating income	240	539	390

Net interest	(92)	(123)	(162)
Associate income	3	(10)	(19)
Loss on investments	(57)	(99)	–

Income from continuing operations before income tax expense	94	307	209

Income tax expense	(47)	(114)	(68)
Minority interest	(24)	(27)	(28)

Income(loss) from continuing operations	23	166	113
Discontinued operations	(3)	13	(11)

Income before cumulative effects of changes in accounting principles	20	179	102

Cumulative effects of changes in accounting principles	22	–	–

Net income	42	179	102

	pence	pence	pence
Earnings per share
Basic
Continuing operations	2.0	14.9	13.0
Discontinued operations	(0.3)	1.2	(1.3)
Cumulative effects of changes in accounting principles	1.8	—	—

Net income	3.5	16.1	11.7

Diluted
Continuing operations	2.0	14.8	13.0
Discontinued operations	(0.3)	1.2	(1.3)
Cumulative effects of changes in accounting principles	1.8	—	—

Net income	3.5	16.0	11.7

* As restated – see note 1 to the financial statements of the Group.

111A       ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

The Group’s presentation of the Group profit and loss account for the three years ended 31December 2003, on page 54 and 55 of the Company’s Annual Report and Accounts 2003 contained in its report on Form 6-K dated March 12, 2004, separately disclosing exceptional items, has been prepared in accordance with FRS No. 3. This presentation provides a sufficient degree of prominence in respect to the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended December 31, 2003.

42	Valuation and qualifying accounts

	Balance at 1 January	Additions charged to cost and expenses	Deductions	Balance at 31 December
	£m	£m	£m	£m
2001
Allowance for stocks	45	12	(14)	43
Allowance for doubtful accounts	60	19	(12)	67
Allowance for investments in participating and other interests	86	—	(84)	2

	191	31	(110)	112

2002
Allowance for stocks	43	11	(21)	33
Allowance for doubtful accounts	67	8	(27)	48
Allowance for investments in participating and other interests	2	99	—	101

	112	118	(48)	182

2003
Allowance for stocks	33	27	(15)	45
Allowance for doubtful accounts	48	4	(5)	47
Allowance for investments in participating and other interests	101	—	—	101

	182	31	(20)	193

Allowances for investments in participating and other interests have been restated upon the adoption by the Group of UITF 38. The effect has been to reduce the charge in 2001 by £22m and therefore the subsequent closing balances in 2001, 2002 and 2003 by £22m.

43	Differences between UK and US accounting principles : supplementary note

As described in note 41 (g), for purposes of reporting US GAAP information the Group accounted for its 30% interest in Huntsman International Holdings LLC (HIH) by the equity method of accounting until 9 May 2003, the date of completion of the disposal of the Group’s interests in HIH. Summarised consolidated balance sheet and profit and loss information of HIH as of 30 June (as disclosed in the HIH 10-Q for the quarterly period ended 30 June 2003) and 31 December 2002 is as follows: current assets of $1,379m (31 December 2002: $1,233m) and non-current assets of $3,869m (31 December 2002: $3,811m) and current liabilities of $926m (31 December 2002: $912m) and non-current liabilities of $4,039m (31 December 2002: $3,794m). For the six months ending 30 June 2003 HIH reported total revenues of $2,605m (full year 2002: $4,518m, full year 2001: $4,575m), gross profit of $290m (full year 2002: $615m, full year 2001: $585m) and net loss of $135m (full year 2002: net loss of $69m, full year 2001: net loss of $139m).

111B        ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

44	Post balance sheet events (unaudited)

On 2 March 2004 the Company agreed to sell the Food Ingredients business of Quest International to Kerry Group plc for US$ 440m (£238m) in cash. Net proceeds after tax and other costs are expected to be approximately US$365m (£197m), and will be used to reduce indebtedness. Completion is expected in the second quarter of 2004 and is subject to regulatory approvals and employee consultation.

For the year ended 31 December 2003 the Quest Food Ingredients business had sales of £138m, operating profit of £16m and at 31 December 2003 had net operating assets of £84m. The transaction is expected to give rise to a loss after tax of about £50m which will be accounted for as an exceptional item. The loss includes attribution of goodwill previously written off £160m.

45	Remuneration of the Auditor

Remuneration of the Auditor for each of the three years ending 31 December 2003, 2002 and 2001 set out in accordance with SEC Regulations was as follows:

		Year ended 31 December
	notes	2003	2002	2001
		£m	£m	£m
Audit	1	3.5	4.2	2.9
Audit related services	2	0.5	0.7	0.8
Tax services	3	0.8	1.1	1.8
Other services		0.1	0.1	0.4

Notes

1.
Expenditure in 2003 related principally to remuneration of the Auditor for the statutory audit of the Group, the issuance of Guaranteed Loan Notes 2008 and 2013 and the review of interim financial statements. Expenditure in 2002 related principally to the remuneration of the Auditor for statutory audit of the Group, the Rights Issue and the review of interim financial statements. Expenditure in 2001 related principally to the remuneration of the Auditor for statutory audit of the Group, and the review of interim financial statements

2.
Expenditure in 2003 related principally to the employee benefit plans. Expenditure in 2002 related principally to the employee benefit plans and divestment transactions. Expenditure in 2001 related principally to divestment transactions and the employee benefit plans.

3.
Tax services for 2003 comprised compliance services £0.6m and advisory services £0.2m. Tax services for 2002 comprised compliance services £0.9m and advisory services £0.2m. Tax services for 2003 comprised compliance services £0.9m and advisory services £0.9m.

111C        ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

Contents to the Accounts

principal subsidiary undertakings

at 31 December 2003

	Class of	Held by ICI	Principal activities in 2003
	capital	%

UNITED KINGDOM

ICI Finance PLC	Ordinary	100†	Financial services
England

Quest International (Fragrances, Flavours,	Ordinary	100†	Manufacture of flavours, food ingredients and fragrances
Food Ingredients) UK Limited
England

CONTINENTAL EUROPE

Deutsche ICI GmbH	Ordinary	100†	Manufacture of paints, adhesives and oleochemicals
Germany

Quest International Nederland BV	Ordinary	100†	Manufacture of flavours and food ingredients
The Netherlands

Unichema Chemie BV	Ordinary	100†	Manufacture of specialty oleochemicals and derivatives
The Netherlands

THE AMERICAS

ICI American Holdings Inc	Common	100†	Holding company
USA

The Glidden Company	Common	100†	Manufacture of paints
USA

Indopco Inc USA	Common	100†	Manufacture of adhesives, industrial starches, electronic materials, food ingredients and flavourings, fragrances, oleochemicals, resins and specialty chemicals

ICI Canada Inc	Common	100†	Manufacture of paints; merchanting of ICI and
Canada			other products

Tintas Coral Ltda	Ordinary	100†	Manufacture of paints
Brazil

ASIA PACIFIC

ICI India Ltd	Equity*	51	Manufacture of paints, surfactants, flavours and
India			fragrances, nitrocellulose, rubber chemicals
(Accounting date 31 March;			and adhesives
reporting date 31 December)

ICI Pakistan Ltd Pakistan	Ordinary*	76†	Manufacture of polyester staple fibre, POY chips, soda ash, paints, specialty chemicals, sodium bicarbonate, and polyurethanes; marketing of seeds, toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Ltd	Ordinary*	88†	Manufacture of pure terephthalic acid
Pakistan

Nippon NSC Ltd	Common	100†	Manufacture of adhesives and specialty synthetic
Japan			polymers; merchanting of starch products

National Starch and Chemical (Thailand) Ltd Thailand	Ordinary	100†	Manufacture of food and industrial starches

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

112	ICI ANNUAL REPORT AND ACCOUNTS 2003

Back to Contents

ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC incorporated herein by reference to Exhibit 1.1 to Form 20-F filed by Imperial Chemical Industries PLC on April 29, 2002.

4.1	Sale and purchase agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Americas Inc., ICI Alta Inc., ICI Finance PLC, BNAS Inc., and CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) dated June 14, 2002 incorporated herein by reference to exhibit 4.3 to Form 20-F filed by Imperial Chemical Industries PLC on March 27, 2003.

4.2	Sale and purchase agreement between Imperial Chemical Industries PLC, and Johnson Matthey Public Limited Company dated September 23, 2002 incorporated herein by reference to exhibit 4.4 to Form 20-F filed by Imperial Chemical Industries PLC on March 27, 2003.

4.3	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated July 31, 2003, detailing an overall refinancing package for Ineos Chlor.

4.4	Underwriting agreement between ICI Wilmington Inc, Imperial Chemical Industries PLC, Barclays Capital Inc., Citigroup Global Markets Inc and UBS Securities LLC dated November 18, 2003 incorporated herein by reference to exhibit 4.3 to Form 6-K filed by Imperial Chemical Industries PLC on December 11, 2003.

4.5	A sale and purchase agreement between Imperial Chemical Industries PLC and Kerry Group plc dated March 1, 2004.

4.6	Service agreement between Imperial Chemical Industries PLC and David C M Hamill dated October 28, 2003.

4.7	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated October 14, 2003.

4.8	Letter agreement between Imperial Chemical Industries PLC and W H Powell dated February 17, 2000.

4.9	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997 incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.10	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986 incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.11	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976 incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.12	Compromise Agreement between Imperial Chemical Industries PLC and Dr B R O’Neill dated May 22, 2003.

4.13	Compromise Agreement between Imperial Chemical Industries PLC and Mr P J Drechsler dated June 18, 2003.

Back to Contents

4.14	Service Agreement between Imperial Chemical Industries PLC and Lord Alexander James Trotman of Osmotherley dated January 1, 2002 incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.15	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott dated May 11, 2001 incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.16	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated July 1, 2003.

4.17	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated December 15, 2003.

4.18	Performance Growth Plan dated April 28, 2000 incorporated herein by reference to Exhibit 4.21 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.19	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988 incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

12.1	Rule 13a-14(a) Certification of John D G McAdam.

12.2	Rule 13a-14(a) Certification of Timothy A Scott.

13.1	Rule 13a-14(b) Certification of John D G McAdam and Timothy A Scott.

14.1	Pursuant to Rule 12b-23 (a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s Report on Form 6-K dated March 12, 2004, which contains its Annual Report and Accounts 2003, is attached as an exhibit hereto.

14.2	Consent of KPMG Audit Plc.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IMPERIAL CHEMICAL INDUSTRIES PLC

By:	/s/ Michael Herlihy Michael Herlihy Company Secretary

London, England

April 5, 2004

Back to Contents

EXHIBIT INDEX

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC incorporated herein by reference to Exhibit 1.1 to Form 20-F filed by Imperial Chemical Industries PLC on April 29, 2002.

4.1	Sale and purchase agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Americas Inc., ICI Alta Inc., ICI Finance PLC, BNAS Inc., and CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) dated June 14, 2002 incorporated herein by reference to exhibit 4.3 to Form 20-F filed by Imperial Chemical Industries PLC on March 27, 2003.

4.2	Sale and purchase agreement between Imperial Chemical Industries PLC, and Johnson Matthey Public Limited Company dated September 23, 2002 incorporated herein by reference to exhibit 4.4 to Form 20-F filed by Imperial Chemical Industries PLC on March 27, 2003.

4.3	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated July 31, 2003, detailing an overall refinancing package for Ineos Chlor.

4.4	Underwriting agreement between ICI Wilmington Inc, Imperial Chemical Industries PLC, Barclays Capital Inc, Citigroup Global Markets Inc and UBS Securities LLC dated November 18, 2003 incorporated herein by reference to exhibit 4.3 to Form 6-K filed by Imperial Chemical Industries PLC on December 11, 2003.

4.5	A sale and purchase agreement between Imperial Chemical Industries PLC and Kerry Group plc dated March 1, 2004.

4.6	Service agreement between Imperial Chemical Industries PLC and David C M Hamill dated October 28, 2003.

4.7	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated October 14, 2003.

4.8	Letter agreement between Imperial Chemical Industries PLC and W H Powell dated February 17, 2000.

4.9	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997 incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.10	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986 incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.11	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976 incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.12	Compromise Agreement between Imperial Chemical Industries PLC and Dr B R O’Neill dated May 22, 2003.

4.13	Compromise Agreement between Imperial Chemical Industries PLC and Mr P J Drechsler dated June 18, 2003.

Back to Contents

4.14	Service Agreement between Imperial Chemical Industries PLC and Lord Alexander James Trotman of Osmotherley dated January 1, 2002 incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.15	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott dated May 11, 2001 incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.16	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated July 1, 2003.

4.17	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated December 15, 2003.

4.18	Performance Growth Plan dated April 28, 2000 incorporated herein by reference to Exhibit 4.21 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.19	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988 incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

12.1	Rule 13a-14(a) Certification of John D G McAdam.

12.2	Rule 13a-14(a) Certification of Timothy A Scott.

13.1	Rule 13a-14(b) Certification of John D G McAdam and Timothy A Scott.

14.1	Pursuant to Rule 12b-23 (a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s Report on Form 6-K dated March 12, 2004, which contains its Annual Report and Accounts 2003, is attached as an exhibit hereto.

14.2	Consent of KPMG Audit Plc.