Form 20-F
period 2004-12-31
IMPERIAL CHEMICAL INDUSTRIES PLC
filed 2005-04-01
CIK 49906

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

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
None

The number of outstanding shares in the capital of Imperial Chemical Industries PLC as of March 31, 2005

Ordinary Shares of £1 each 1,191,406,484

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

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Imperial Chemical Industries PLC, or the Company, for the fiscal year ended December 31, 2004, referred to herein as this Annual Report on Form 20-F, as set out below, is being incorporated by reference from the Company’s Annual Report and Accounts 2004, which was furnished to the Securities and Exchange Commission as a report on Form 6-K on March 16, 2005.

     References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such references include only the information contained under the subheading. Graphs are not included unless specifically identified below.

     The information set forth under the heading “Forward-looking statements”, which appears on page 133 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

     Certain words and expressions used in this document shall, unless the context otherwise requires, have the meanings ascribed to them in the section entitled “Definitions”, which appears on pages 130 and 131 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 and is incorporated herein by reference.

     Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, Dulux, Cuprinol, Glidden, Hammerite, National Starch, Quest, Uniqema, Alco, Ablestik, Acheson, Emerson & Cuming, Purbond, Tra-con, Elotex, Vinamul (until February 4, 2005), Polycell, Polyfilla, Devoe, Valentine, Coral, Alba, Xyladecor, Alabastine and Cuprinol Rollable are all trademarks of the ICI Group.

      Beyond Paradise Men, Truestar, Curious, Echo Women are non-ICI trademarks.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A.      Selected financial data.

     The Group’s historical consolidated financial data presented in the table below has been derived from the Group’s audited consolidated financial statements for the five years ended December 31, 2004. The following selected historical consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Group’s Audited Consolidated Financial Statements and the Notes relating thereto under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

	Year ended December 31,
	notes	2004		2003		2002		2001		2000
		£m		£m		£m		£m		£m
Summary of Group profit and loss accounts
Turnover
Continuing operations
International Businesses	1	5,244		5,389		5,543		5,645		5,570
Regional and Industrial		357		460		582		780		845

		5,601		5,849		6,125		6,425		6,415
Discontinued operations	2	—		—		—		—		1,333

Total	1	5,601		5,849		6,125		6,425		7,748

Operating profit before exceptional items and goodwill amortisation	3
Continuing operations		479		430		533		573		617
Discontinued operations	2	—		—		—		—		(5)

Total		479		430		533		573		612

Operating profit before exceptional items	1
Continuing operations
International Businesses	1	470		419		506		532		565
Regional and Industrial		(26)		(25)		(10)		4		17

		444		394		496		536		582
Discontinued operations	2	—		—		—		—		(5)

Total	1	444		394		496		536		577
Exceptional items charged to operating profit		(5)		(200)		—		(143)		—

Operating profit after exceptional items		439		194		496		393		577
Share of operating profits less losses of associates before exceptional items		4		2		18		57		100
Share of exceptional items of associates		—		—		—		(9)		—
Amounts written off investments		—		(57)		(99)		—		—
Fundamental re-organisation costs		—		—		—		—		(14)
Profits less losses on sale or closure of operations		3		32		50		7		(515)
Profits less losses on disposal of fixed assets		(1)		5		3		8		11
Net interest payable

Group	4	(86)		(92)		(123)		(162)		(186)
Associates		—		1		(28)		(67)		(60)

Total		(86)		(91)		(151)		(229)		(246)

Profit before taxation		359		85		317		227		(87)
Taxation	4	(116)		(41)		(111)		(97)		(96)
Attributable to minorities		(33)		(24)		(27)		(28)		(24)

Net profit (loss) for the financial period		210		20		179		102		(207)

Continuing operations		224		23		166		113		267
Discontinued operations	2, 4	(14)		(3)		13		(11)		(474)

Total		210		20		179		102		(207)

Profit before exceptional items, taxation and goodwill amortisation	5	397		341		400		401		450

Earnings per £1 Ordinary Share	7

Basic earnings (loss) per £1 Ordinary Share
Continuing operations		18.9	p	2.0	p	14.9	p	13.0	p	30.7	p
Discontinued operations	2	(1.1	)p	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p

Total basic earnings (loss) per £1 Ordinary Share		17.8	p	1.7	p	16.1	p	11.7	p	(23.8	)p

Diluted earnings (loss) per £1 Ordinary Share
Continuing operations		18.8	p	2.0	p	14.8	p	13.0	p	30.7	p
Discontinued operations	2	(1.1	)p	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p

Total diluted earnings (loss) per £1 Ordinary Share		17.7	p	1.7	p	16.0	p	11.7	p	(23.8	)p

Dividends per £1 Ordinary Share		7.3	p	6.25	p	7.5	p	13.3	p	26.6	p

	As at December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Summary of Group balance sheets
Fixed assets
Intangible assets – goodwill	480	532	574	613	609
Tangible assets	1,659	1,794	1,961	2,186	2,398
Investments in participating and other interests	61	57	33	344	273
Current assets	2,736	2,825	2,898	3,126	3,725

Total assets	4,936	5,208	5,466	6,269	7,005

Creditors due within one year	(2,077)	(2,226)	(2,418)	(3,601)	(3,508)

Total assets less current liabilities	2,859	2,982	3,048	2,668	3,497

Creditors due after more than one year	1,137	1,371	1,395	1,754	2,294
Provisions for liabilities and charges	914	1,092	1,121	1,257	1,447
Minority interests	87	69	69	51	59
Shareholders’ funds – equity	721	450	463	(394)	(303)

	2,859	2,982	3,048	2,668	3,497

	Year ended December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Summary of statements of Group cash flow
Net cash inflow from operating activities	531	539	623	637	586
Dividends received from equity accounted associates	—	—	—	—	5
Net cash outflow from returns on investments and servicing of finance	(79)	(96)	(185)	(207)	(230)
Taxation	(44)	(37)	(35)	(58)	(104)
Capital expenditure and financial investment	(150)	(138)	(184)	(206)	(226)
Acquisitions and disposals	180	84	236	(92)	(138)
Equity dividends paid	(82)	(86)	(106)	(185)	(231)

Cash inflow (outflow) before use of liquid resources and financing	356	266	349	(111)	(338)
Management of liquid resources	225	(194)	(13)	253	(12)
Financing	(426)	(84)	(344)	(77)	336

Increase (decrease) in cash	155	(12)	(8)	65	(14)

The financial data on pages 2 to 8 of this Annual Report on Form 20-F has been selected from the financial statements of the ICI Group for the last five years, or where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this Annual Report on Form 20-F. This data should be read in conjunction with, and is qualified in its entirety by reference to the financial statements and the Notes relating thereto included elsewhere in this Annual Report on Form 20-F. The data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and the basis of presentation of financial information (described in “Notes relating to the accounts – Note 1 – Basis of presentation of financial information”, which appears on page 64 under Item 18 “Financial Statements” of this Annual Report on Form 20-F). The net profit (loss) for the financial periods in the Summary of Group profit and loss accounts and Shareholders’ funds – equity in the Summary of Group balance sheets above, are stated in accordance with generally accepted accounting principles in the UK, or UK GAAP. Refer to “Notes relating to the accounts – Note 42 – Differences between UK and US accounting principles”, which appears on pages 109 to 117 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, for a discussion of the main differences between UK GAAP and generally accepted accounting principles in the US, or US GAAP.

Notes to selected consolidated historical financial information

(1)      International Businesses

ICI management refers to National Starch, Quest, Uniqema and Paints collectively as “International Businesses”. The use of this term is a non-UK GAAP measure. A detailed explanation of management’s reasons for finding this non-UK GAAP financial measure to be useful is provided in the Basis of Presentation section of Item 5 “Operating and Financial Review and Prospects” under the heading “International Businesses” on page 14 of this Annual Report on Form 20-F.

Analyses of turnover and operating profit before exceptional items for the International Businesses and a reconciliation of this sub-total to the respective totals for the Group are shown in the tables below.

Turnover	Year ended December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Continuing operations
National Starch	1,870	1,866	1,841	1,853	1,894
Quest	584	691	716	727	687
Uniqema/Performance Specialties (1)	629	669	804	832	837
Paints	2,161	2,163	2,182	2,233	2,152

International Businesses	5,244	5,389	5,543	5,645	5,570
Regional and Industrial	375	481	615	821	892
Inter-class eliminations	(18)	(21)	(33)	(41)	(47)
Discontinued operations	—	—	—	—	1,333

Total Group	5,601	5,849	6,125	6,425	7,748

(1)	Performance Specialties turnover for 2002 and earlier years includes the results for the Synetix and Security Systems businesses, which were sold in 2002. The turnover of the business for 2004 and 2003 comprises only Uniqema.

Operating profit before exceptional items (1)	Year ended December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Continuing operations
National Starch	203	182	206	200	227
Quest	50	44	81	106	103
Uniqema/Performance Specialties (2)	18	7	48	67	74
Paints	199	186	171	159	161

International Businesses	470	419	506	532	565
Regional and Industrial	(26)	(25)	(10)	4	17
Discontinued operations	—	—	—	—	(5)

Total Group	444	394	496	536	577

(1)	Operating profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

(2)	Performance Specialties operating profit for 2002 and earlier years includes the results for the Synetix and Security Systems businesses, which were sold in 2002. The operating profit before exceptional items of the business for 2004 and 2003 comprises only Uniqema.

(2)       Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in “Notes relating to the accounts – Note 1 – Basis of presentation of financial information”, which appears on page 64 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, together with a list of these operations sold or terminated in 2001 or before. Discontinued operations for 2000 comprised the Polyurethanes business, the Tioxide business, selected petrochemicals businesses (Olefines and Aromatics), the Acrylics business, the Fluoropolymers business, the Chlor-Chemicals, Klea and Crosfield businesses and Methanol businesses.

(3)      Operating profit before exceptional items and goodwill amortisation

Operating profit before exceptional items and goodwill amortisation is presented before the charge for goodwill amortisation. This is a non-UK GAAP measure for which the most directly comparable UK GAAP financial measure is operating profit before exceptional items. A detailed explanation of management’s reasons for believing this non-UK GAAP financial measure to be useful is provided in the Basis of Presentation section of Item 5 “Operating and Financial Review and Prospects” under the heading “Trading profit” on page 12 of this Annual Report on Form 20-F.

A reconciliation between the UK GAAP financial measure of operating profit before exceptional items and operating profit before exceptional items and goodwill amortisation for each of the five years ended December 31, 2004, inclusive, is shown in the table below:

	Year ended December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Operating profit before exceptional items (1)	444	394	496	536	577
Goodwill amortisation (2)	35	36	37	37	35

Operating profit before exceptional items and goodwill amortisation	479	430	533	573	612

(1)	Operating profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

(2)	Goodwill amortisation relates solely to continuing operations.

(4)      Net interest payable and taxation

Net interest payable and taxation have been allocated to Discontinued operations to reflect the legal entity incidence of these items within the business divested.

Net interest in 2000 includes exceptional interest income of £16m.

(5)      Profit before exceptional items, taxation and goodwill amortisation

Profit before exceptional items, taxation and goodwill amortisation is presented before the charge for goodwill amortisation. This is a non-UK GAAP measure for which the most directly comparable UK GAAP financial measure is profit before exceptional items and taxation. A detailed explanation of management’s reasons for believing this non-UK GAAP financial measure to be useful is provided in the Basis of Presentation section of Item 5 “Operating and Financial Review and Prospects” under the heading “Profit before exceptional items, taxation and goodwill amortisation” on pages 12 and 13 of this Annual Report on Form 20-F.

A reconciliation between the UK GAAP financial measure of profit before exceptional items and taxation and profit before exceptional items, taxation and goodwill amortisation for the years ended December 31, 2000 to 2004, inclusive, is shown in the table below:

	Year ended December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Profit before exceptional items and taxation	362	305	363	364	415
Goodwill amortisation	35	36	37	37	35

Profit before exceptional items, taxation and goodwill amortisation	397	341	400	401	450

(6)      Exceptional items – Continuing operations

Exceptional items relating to “Continuing operations” included in the Group profit and loss account were as follows:

	Year ended December 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Continuing operations
Exceptional items before taxation	17	(211)	(56)	(155)	28
Taxation on exceptional items	(11)	52	1	48	(4)
Exceptional items attributable to minorities	(6)	(1)	(6)	(2)	—

Exceptional net profit (loss)	—	(160)	(61)	(109)	24

“Notes relating to the accounts – Note 3 – Exceptional items before tax”, which appears on pages 66 and 67 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, gives details of exceptional items before taxation from 2002 to 2004.

Exceptional items disclosed separately in the UK GAAP Group profit and loss account would be incorporated in individual line items under US GAAP. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

(7)      Earnings per £1 Ordinary Share

	Year ended December 31,
	2004	2003	2002	2001	2000
	million	million	million	million	million
Average Ordinary Shares
Weighted average Ordinary Shares in issue during the year	1,191	1,191	1,123	876	876
Weighted average shares held by Group’s employee share ownership plan	(8)	(9)	(9)	(7)	(7)

Basic weighted average Ordinary Shares in issue during the year	1,183	1,182	1,114	869	869
Dilutive effect of share options	1	—	2	—	—

Diluted weighted average Ordinary Shares	1,184	1,182	1,116	869	869

Basic earnings per £1 Ordinary Share (after exceptional items) and diluted earnings per £1 Ordinary Share (after exceptional items) for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 2 of this Annual Report on Form 20-F) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Basic and diluted earnings per £1 Ordinary Share

		Year ended December 31,
		2004		2003		2002		2001		2000

Net profit (loss) for the financial year	£m	210		20		179		102		(207)

Basic earnings (loss) per £1 Ordinary Share	pence	17.8	p	1.7	p	16.1	p	11.7	p	(23.8	)p

Diluted earnings (loss) per £1 Ordinary Share	pence	17.7	p	1.7	p	16.0	p	11.7	p	(23.8	)p

US GAAP results

The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income from continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the table below. “Notes relating to the accounts – Note 42 – Differences between UK and US accounting principles”, which appears on pages 109 to 117 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the three years ended December 31, 2004.

	Year ended December 31,
	2004		2003		2002		2001		2000
	£m		£m		£m		£m		£m
Net income (loss)
Continuing operations	129		(181)		(124)		(21)		(483)
Discontinued operations	(24)		15		133		34		27

Net income (loss)	105		(166)		9		13		(456)

Basic and diluted earnings (loss) per £1 Ordinary Share
Continuing operations	10.9	p	(15.3	)p	(11.1	)p	(2.4	)p	(55.6	)p
Discontinued operations	(2.0	)p	1.3	p	11.9	p	3.9	p	3.1	p

Net earnings (loss) per £1 Ordinary Share	8.9	p	(14.0	)p	0.8	p	1.5	p	(52.5	)p

	As at December 31,
	2004		2003		2002		2001		2000
	£m		£m		£m		£m		£m
Shareholders’ equity	2,279		2,359		2,805		2,568		2,828

Total assets	7,357		8,118		8,739		9,779		10,344

Under US GAAP, the net income in 2004 was £105m (2003 £166m net expense; 2002 £9m net income) compared with net income of £210m (2003 £20m net income; 2002 £179m net income) under UK GAAP. Under US GAAP, shareholders’ equity at December 31, 2004 was £2,279m (December 31, 2003 was £2,359m; December 31, 2002 £2,805m) compared with £721m at December 31, 2004 (December 31, 2003 £450m surplus; December 31, 2002 £463m surplus) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, pensions, disposal accounting, capitalisation of interest, deferred tax, derivative instruments, and restructuring costs under US GAAP compared with UK GAAP.

Dividends

Dividends paid (including the related UK tax credit) on each American Depositary Share, or ADS, translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2004 to be paid on April 15, 2005, the rate on February 9, 2005), were:

	Year ended December 31,
	2004	2003	2002	2001	2000
	$ per ADS	$ per ADS	$ per ADS	$ per ADS	$ per ADS
Dividends declared per ADS (1)	0.53	0.43	0.48	0.76	1.56

Dividends paid per ADS (1)	0.49	0.46	0.69	1.24	1.63

(1)   Each ADS represents four underlying Ordinary Shares of the Company.

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

	Year ended December 31,
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges
For the Group (under UK GAAP)	3.3	1.5	2.3	1.7	2.4

For the Group with material adjustments to accord with US GAAP	2.4	0.5	0.9	1.4	—

The deficiency of earnings to fixed charges under US GAAP for the years ended December 31, 2003, 2002, and 2000 was £73m, £47m and £422m respectively.

Exchange rates
The information set forth under the heading “Shareholder information – Exchange rates”, which appears on page 129 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference. The highest and lowest exchange rates for each period since February 2005 based on the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes, referred to herein as the noon buying rate, are set out below:

US$ to pound sterling (£) 2005	Highest rate during period	Lowest rate during period
	$	$

February	1.92	1.86
March (as of March 30)	1.93	1.87

The noon buying rate on March 30, 2005 was $ 1.88 = £1.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

     The information set forth under the heading “Risk factors”, which appears on pages 123 to 125 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 4 – INFORMATION ON THE COMPANY

A.      History and development of the company.

The following information which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference: the information set forth under the heading “Notes relating to the accounts – Note 22 – Disposal and legacy, and restructuring provisions – Disposal and legacy provisions”, which appears on pages 87 and 88; and the information set forth under the heading “Notes relating to the accounts – Note 30 – Disposals”, which appears on page 94 and the information set forth in the table addressing commitments for capital expenditure under the heading “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities”, which appears on page 107.

     In addition, the following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Highlights – ICI Group”, which appears on page 4 thereof; the information set forth under the headings “Group Strategy – History”, “Group Strategy – Balance of activities” and “Group Strategy – Strategy – ICI strategic matrix”, which appears on pages 6 and 7 thereof; the information set forth under the heading “Operating and financial review – Capital expenditure”, including the table entitled “Group expenditure on tangible fixed assets”, which appears on page 29 thereof; and the information set forth under the headings “Shareholder information – Incorporation of the Company” and “Shareholder information – Registered Office”, which appears on page 128 thereof.

B.   Business overview.

     The information set forth in the tables entitled “Classes of business” and “Geographical areas” under the heading “Notes relating to the accounts – Note 4 – Segment information”, which appears on pages 68 and 69 of Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

     In addition, the following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the headings “Description of business – National Starch”, “Description of business – Quest”, “Description of business – Uniqema”, “Description of business – ICI Paints” and “Description of business – Regional and Industrial”, which appears on pages 9 to 19 thereof; and the information under the headings “Operating and financial review – Sources and availability of raw materials”, “Operating and financial review – Intellectual property” and “Operating and financial review – Regulation, safety, health and the environment”, which appears on pages 29 to 31 thereof.

Markets and distribution
ICI sells its products through an extensive network of subsidiaries, associates and distributors.

Specialty products manufactured by National Starch, Quest and Uniqema are sold mainly by direct sales forces, alliances and distributors. Customers are primarily other manufacturers, in a range of markets from consumer-oriented manufacturers of branded goods in the food, perfume and personal-care sectors to those involved in surfactants, lubricants, papermaking and chemicals.

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of both independent retailers and stores and the Group’s own retail concerns, particularly in North America. Can coatings are supplied directly to beverage and food manufacturers in Europe, the Americas and Asia.

The Group’s Regional and Industrial businesses sell into a wide range of industries including engineering, textiles, pharmaceuticals, aerospace, electronics and the extractive industries. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell to small users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

Seasonality
Due to the diversity of their product portfolios and broad international coverage, seasonality in the National Starch, Quest and Uniqema businesses is not significant. Paints, however, is affected, with higher sales of products used on the exterior of buildings normally during better weather conditions. With the geographic profile of Paints, this results in higher activity levels in the second and third quarters of the year.

Competition
Owing to the breadth and variety of the products and end markets served, the Group encounters a wide range of competitors, from multinational companies to many small local and independent firms. National Starch does not compete with any one competitor in all of its markets. However, multinational competitors in specific markets include H B Fuller, Rohm & Haas, Henkel, Air Products and A E Staley. Similarly, Uniqema does not compete with any one competitor in all of its markets, but competitors in particular markets include BASF, Cognis, Croda, Degussa and Rhodia.

Quest is a leader in the development application and production of fragrances, flavours and food ingredients. Quest’s main competitors are multinational flavour and fragrance houses, including International Flavors & Fragrances and Givaudan.

Paints’ competition is mainly national in character. However, international competitors include Sherwin Williams, Akzo Nobel and Nippon Paints.

C.  Organizational structure.

     The information set forth under the heading “Principal subsidiary undertakings”, which appears on page 118 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

D. Property, plants and equipment.

     ICI operates production, marketing and research and development facilities worldwide. The following information setting forth individual business descriptions which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth in the second and third paragraphs under the heading “Description of business – National Starch – Background”, which appears on page 9 thereof; the information set forth in the first paragraph under the heading “Description of business – National Starch – Developments in 2004”, which appears on page 11 thereof; the information set forth in the second and third paragraphs under the heading “Description of business – Quest – Background”, which appears on page 12 thereof; the information set forth in the third full paragraph under the heading “Description of business – Quest – Developments in 2004”, which appears on page 14 thereof; the information set forth in the fourth paragraph under the heading “Description of business – Uniqema – Brief description of activities”, which appears on page 15 thereof; the information set forth in the second paragraph under the heading “Description of business – Uniqema – Developments in 2004”, which appears on page 15 thereof; the information set forth in the first paragraph under the heading “Description of business – ICI Paints – Background”, which appears on page 16 thereof; and the information set forth in the first, second and third paragraphs under the heading “Description of business – Regional and Industrial – Brief description of activities”, which appears on page 19 thereof. ICI owns substantially all of its properties, free of material encumbrances, and it believes such properties are adequate for their purposes and suitably utilised according to the individual nature and requirements of the relevant properties.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Summary
ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.

Its specialty products and paints businesses, referred to as the International Businesses, comprise National Starch, Quest, Uniqema and Paints. These businesses serve diverse consumer and industrial markets through some 70 strategic business units, comprising around some 180 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

ICI’s headquarters is in the UK, where it also has several significant manufacturing sites. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-six per cent of the employees of ICI’s businesses are located outside the UK.

ICI’s portfolio of business units is wide and the Group competes across a diverse range of geographic and product markets. To do so it must continue to develop innovative products and new technology while maintaining a competitive cost base. In addition to market demand, the Group’s results are also subject to the price volatility of some of the raw materials it uses in significant quantities, particularly petrochemical based products such as vinyl acetate monomer. While the Group’s diverse portfolio of value added products provides some opportunity to pass on higher input prices to its users, this ability is, to a large extent, dependent upon market conditions and there may be periods when this may not be possible due to weakness in demand or the action of competitors. The Group’s customers rely on timely delivery of products and the Group’s results are therefore particularly susceptible to operational problems including equipment and systems failures. The results of operations, cash flow and financial position of the Group have in recent years also been subject to the outcome of a programme of strategic disposals of businesses and these have particularly been affected by the amounts and dates of receipt of sale proceeds, costs associated with closures and the pension liabilities of those formerly employed in the discontinued businesses. Information on trends to which operating results and cash flow are subject is shown on pages 31 and 32 of this Annual Report on Form 20-F.

2004 was a good year for ICI, aided by a favourable external trading environment – a year in which the Group met or exceeded its strategic plan financial targets. Profit before exceptional items, taxation and goodwill amortisation Ø was 16% higher than 2003, and net debt was reduced below £1bn for the first time since 1996.

2004 was the first full year in which the Group has been executing its revised strategy. Many objectives were achieved. The Group strengthened its business in growth markets in Asia and in the global electronics industry; on a constant currency basis†, National Starch and Paints both delivered significant sales and trading profit* growth, and Uniqema’s trading profit* improved markedly despite lower sales. Quest, which had under-performed for the previous two years, made progress and significantly improved its financial performance on a constant currency basis†.

The sale of Quest’s Food Ingredients business was completed in April 2004, an important step which enables the business to concentrate its efforts on developing its core activities in flavours and fragrances. In November 2004, the sale was announced of National Starch’s Vinamul Polymers business, a manufacturer of emulsion polymers. The sale, completed in February 2005, reflects the Group’s view that resources can be better utilised in businesses with greater potential for profitable growth.

Together, these actions continued to reposition the Group towards market segments where the Group believes it can maximise value creation for its shareholders.

Asia remained the most significant growth market for ICI and it continued to invest in the region to capitalise on its strong market positions. In particular, Paints expanded sales and marketing activities into new locations in China, while National Starch continued to develop its adhesives activities in the region and opened a new starch manufacturing and technical service facility near Shanghai.

The Group also invested in other high growth markets, at the same time continuing to develop leading edge technology platforms which allow it to design products that provide superior performance for its customers. The Group continued to support new product innovation within National Starch for bonding agents and adhesives for semi-conductor markets, and developed new fragrance and flavour ingredients to help rebuild Quest’s reputation as one of the creative leaders in its sector. Innovative new paint products are being rolled out around the world, and Uniqema is introducing advanced performance additives that improve the performance of a range of skin care products.

The increased focus on cost and capital effectiveness, and a more selective approach to investment, helped improve operating performance across the Group. The major restructuring programme announced in 2003 delivered planned savings during the year. Milestones included the closure of two starch plants in the UK and Canada, and major manufacturing efficiency initiatives at key facilities in the US to absorb the transferred production. Other profit improvement projects included supply chain and manufacturing initiatives in Paints and Uniqema, which resulted in major savings.

In late 2003, ICI introduced group-wide Executive Boards, covering a variety of functional disciplines, such as procurement; manufacturing; safety, health and the environment; human resources; and technology. Their role is to ensure that improvement strategies related to each discipline are effectively implemented across ICI. In 2004, against a backdrop of significant raw material cost inflation in the second half of the year, effective procurement reduced the impact of increases, to the benefit of the businesses and their customers. The Group also benefited from leveraging shared experiences of manufacturing improvement programmes to accelerate the implementation of new projects. With many initiatives now underway, the positive effect of these functional boards continues to be seen across ICI.

Ø	See discussion relating to profit before exceptional items, taxation and goodwill amortisation in “Basis of Presentation” on pages 12 and 13 of this Annual Report on Form 20-F.
†	See discussion relating to constant currency performance in “Basis of Presentation” on pages 13 and 14 of this Annual Report on Form 20-F.
*	See discussion relating to trading profit on page 12 of this Annual Report on Form 20-F.

In 2004, the Group also made progress with legacy issues. In particular, in October it announced its exit from the Ineos Chlor business, marking the end of a significant chapter in the history of ICI.

Basis of Presentation

Non-UK Generally Accepted Accounting Principles financial measures

UK GAAP and non-UK GAAP financial measures: generally
Investors should consider non-UK Generally Accepted Accounting Principles, or GAAP, financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with UK GAAP. The UK GAAP results reflect all items that affect reported performance and therefore it is important to consider the UK GAAP measures alongside the non-UK GAAP measures. In accordance with recent guidance from the UK Auditing Practices Board, the UK Listing Authority and the US Securities and Exchange Commission, where non-UK GAAP figures are discussed, the most directly comparable UK GAAP figures must also be presented and reconciled to the non-UK GAAP figures. The full statutory results are presented in the “Group profit and loss account”, which appears on pages 60, 61a and 61b under Item 18 “Financial Statements” of this Annual Report on Form 20-F and the UK GAAP segmental information is presented in the “Notes relating to the accounts – Note 4 – Segment information”, which appears on pages 67 to 71 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

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

During 1997, ICI acquired businesses with related goodwill of £3.6 billion, at which time the Group adopted the permitted treatment under the then UK GAAP Accounting Standard of setting goodwill directly against reserves. In periods subsequent to the end of that year goodwill arising on acquisitions has totalled £0.7 billion and, in accordance with a revised UK GAAP Accounting Standard ICI has capitalised this goodwill and amortised it over its anticipated life, which is generally 20 years.

Goodwill amortisation excluded from operating profit in management’s discussion of business operating performance totalled £35m for 2004 (2003 £36m; 2002 £37m).

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

Reconciliations between the UK GAAP financial measures of operating profit before exceptional items and trading profit for 2004, 2003 and 2002 are shown in the tables on pages 19 and 23 of this Annual Report on Form 20-F.

Profit before exceptional items, taxation and goodwill amortisation
“Profit before exceptional items, taxation and goodwill amortisation” is presented before the charge for goodwill amortisation. This is a non-UK GAAP financial measure and is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing the underlying performance of the Group.

Management believes that the exclusion of goodwill amortisation is helpful for decision-making as management considers this to be a non-operational item. Management also believes that “profit before exceptional items, taxation and goodwill amortisation” is used by investors in their assessment of the underlying performance of the Group, as the exclusion of goodwill amortisation may facilitate comparison with other companies due to the changed treatment of goodwill under UK GAAP at December 31, 1997 explained in the definition of trading profit on page 12 of this Annual Report on Form 20-F. “Profit before exceptional items, taxation and goodwill amortisation” is a key performance target for some senior members of the Group’s corporate executive management team and all of the Group’s incentive plans are based on “before goodwill amortisation” financial measures. Consequently, “profit before exceptional items, taxation and goodwill amortisation” is of interest to investors.

Reconciliation between the UK GAAP financial measure of “profit before exceptional items and taxation” and the non-UK GAAP financial measure of “profit before exceptional items, taxation and goodwill amortisation” is shown in the table below.

	Profit before exceptional items and taxation	Goodwill amortisation	Profit before exceptional items, taxation and goodwill amortisation
	£m	£m	£m

2004	362	35	397
2003	305	36	341
2002	363	37	400

Net profit before exceptional items and goodwill amortisation
“Net profit before exceptional items and goodwill amortisation” is presented before the charge for goodwill amortisation. This is a non-UK GAAP financial measure and is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing the underlying performance of the Group.

Management believes that the exclusion of goodwill amortisation from the most directly comparable UK GAAP measure is helpful for decision-making as management considers goodwill amortisation to be a non-operational item. Management believes that “net profit before exceptional items and goodwill amortisation” is used by investors in their assessment of the underlying performance of the Group, as the exclusion of goodwill amortisation may facilitate comparison with other companies due to the changed treatment of goodwill under UK GAAP at December 31, 1997, explained in the definition of trading profit on page 12 of this Annual Report on Form 20-F. The Group’s publicly announced dividend policy is also based on “net profit before exceptional items and goodwill amortisation” and is therefore of particular interest to both management and investors. “Net profit before exceptional items and goodwill amortisation” also forms the basis of long-term performance targets set for the Executive Directors and so is also of interest to both investors and management.

A reconciliation between the UK GAAP financial measure of “net profit before exceptional items” and the non-UK GAAP financial measure of “net profit before exceptional items and goodwill amortisation” is shown in the table below.

	Net profit before exceptional items	Goodwill amortisation	Net profit before exceptional items and goodwill amortisation
	£m	£m	£m
2004	224	35	259
2003	183	36	219
2002	227	37	264

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

Management’s discussion of the performance of National Starch, Quest, Uniqema, Paints and Regional and Industrial includes data referred to as “constant currency” which excludes the effect of currency translation differences in each of the relevant periods. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the Group’s businesses during such periods. Fluctuations in exchange rates are outside of the control of management and may distort the underlying operating performance of the Group’s businesses.

Constant currency performance is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment.

Calculation of constant currency results
In the Operating and Financial Review and Prospects for 2004 compared with 2003, and 2003 compared with 2002, constant currency results are derived by translating results of those subsidiaries which report in currencies other than sterling for both periods at a single average exchange rate for each currency. For this purpose, ICI has used the average of the daily exchange rates for each particular currency for the first year included in the comparison (e.g. for the 2004 business review compared to 2003, both the 2004 and 2003 results are translated using the average of the daily exchange rates in 2003, whereas for the 2003 business review compared to 2002, both the 2003 and 2002 results are translated using the average of the daily exchange rates in 2002).

The tables on pages 18, 19, 22 and 23 of this Annual Report on Form 20-F provide reconciliations between the UK GAAP performance measures of movements in “turnover” and “operating profit before exceptional items” and the non-UK GAAP performance measures that ICI uses of movements in “constant currency sales” and “constant currency trading profit”.

International Businesses
ICI management refers to National Starch, Quest, Uniqema and Paints collectively as the “International Businesses”. The use of this term is a non-UK GAAP measure. Since ICI’s transformation process began in 1997, ICI’s management has found it useful to track the performance of the “International Businesses”, as most other parts of the ICI group were intended for divestment and have since been divested, with many of the remaining Regional and Industrial Businesses expected to be divested in the future. Consequently, management believes it is useful to provide investors with information regarding the collective performance of National Starch, Quest, Uniqema and Paints as these are the businesses that are planned to remain within ICI in the future and so management believes it is important that investors understand the performance of those businesses. ICI uses the financial measure “International Businesses” in Group reports that are used by management and ICI’s Chief Executive to assess the underlying performance, both past, present and future, of the parts of the Group which are not intended for divestment, and consequently, for making decisions about allocating resources to segments.

Investors should consider this non-UK GAAP financial measure “International Businesses” in addition to, and not as a substitute for or as superior to, measure of financial performance reported in accordance with UK GAAP. The UK GAAP results for the Group include the results from the Regional and Industrial businesses and therefore it is important to consider the results of the Group, which is a UK GAAP measure alongside the non-GAAP measure of “International Businesses” that excludes the Regional and Industrial businesses. The tables on pages 18, 19, 22 and 23 of this Annual Report on Form 20-F present the reconciliation of Group turnover, operating profit before exceptional items and trading profit to International Businesses turnover, operating profit before exceptional items and trading profit.

A.      Operating Results.

Group overview

In the following commentary, the financial results and performance compared to the prior year is described as “reported” or “constant currency”. “Reported” relates to the figures included in the financial statements prepared under UK GAAP. “Constant currency” excludes the effect of currency translation differences and is a non-UK GAAP measure. “Constant currency” performance is one of the financial measures reported to ICI’s Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment. A more detailed description of “constant currency” performance, how it is calculated, why it is considered useful for investors and the limitations of non-UK GAAP measures is set out on page 14 of this Annual Report on Form 20-F. Reconciliations detailing the amounts excluded from the most directly comparable UK GAAP measures are presented on pages 18, 19, 22 and 23 of this Annual Report on Form 20-F.

Turnover

Group sales as reported were £5,601m for 2004, 4% lower than 2003 (2003 £5,849m; 2002 £6,125m). The lower sales in 2004 were the consequence of business divestments, principally the Food Ingredients business of Quest, which was sold in 2004, and adverse impacts from foreign currency translation.

International Businesses’ sales as reported were £5,244m for 2004 which, despite a favourable external trading environment, was 3% lower than 2003 due to the impact of foreign currency translation and divestments (2003 £5,389m; 2002 £5,543m). On an as reported basis sales for National Starch and Paints were in line with last year but Quest and Uniqema sales were lower than for 2003.

Excluding the effects of foreign currency translation, constant currency sales for the International Businesses were 4% above 2003, with growth for National Starch (+8%) and Paints (+7%) offset by lower sales for Quest (-11%). Quest sales for 2003 included £148m of sales by the Food Ingredients business sold in 2004. Quest sales for 2004 included Food Ingredients sales of £51m. Sales for Uniqema were similar to 2003.

Operating profit

Group operating profit before exceptional items, as reported, was £444m for 2004, 13% above 2003 (2003 £394m; 2002 £496m). Group trading profit was £479m for 2004, 11% above 2003 (2003 £430m; 2002 £533m). Good constant currency sales growth and the benefits of restructuring more than offset the impact of generally rising raw material costs and the adverse impact of currency translation.

Trading profit for the International Businesses was £505m for 2004, 11% higher than 2003 (2003 £455m; 2002 £543m). Excluding the effects of foreign currency translation (adverse £33m), trading profit for the International Businesses was 18% higher than 2003 on a constant currency basis, despite a reduction of £13m in trading profit due to the divestment of Quest’s Food Ingredients business.

Regional and Industrial reported a £26m operating loss before exceptional items for the year, in comparison with a £25m loss for 2003 (2002 £10m loss). This included a £52m charge in 2004 in relation to the deficit for the ICI UK Pension Fund, an increase of £10m compared with 2003.

Associates

The Group’s share of profits from associates was £4m for 2004 (2003 £3m profit; 2002 £10m loss). This comprised the Group’s share of operating profit before exceptional items from associates of £4m (2003 £2m; 2002 £18m) together with net interest receivable by associates, which was less than £1m for the year (2003 £1m receivable; 2002 £28m payable).

Interest

The net interest charge for the Group was £86m for 2004, compared with £92m in 2003 (2002 £123m). Both 2004 and 2003 benefited from lower average levels of net debt, while the 2003 result also reflected the benefit of lower interest rates than in 2002.

Profit before tax

Profit before tax, but after exceptional items and goodwill amortisation was £359m for 2004, compared with £85m for 2003 (2002 £317m), due mainly to lower charges for exceptional items.

Profit before exceptional items and tax was £362m for 2004 compared with £305m for 2003 (2002 £363m). Profit before exceptional items, tax and goodwill amortisation was £397m for 2004, compared with £341m for 2003 (2002 £400m).

The adverse currency translation effect on the Group’s profit before tax, goodwill amortisation and exceptional items in 2004 compared with 2003 was £34m.

Taxation

Taxation on profit before exceptional items was £111m, £12m higher than 2003 (2003 £99m; 2002 £115m), reflecting the increase in trading profit.

Exceptional items

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

The Group’s presentation of the “Group profit and loss account” for the three years ended December 31, 2004, which appears on pages 60, 61a and 61b under Item 18 “Financial Statements” of this Annual Report on Form 20-F, separately disclosing exceptional items, has been prepared in accordance with FRS No. 3. This presentation provides a sufficient degree of prominence in respect to the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended December 31, 2004.

Net exceptional items charged against operating profit before exceptional items for the year were £5m (2003 £200m; 2002 nil) and mainly related to the restructuring programme first announced in 2003.

The Group’s restructuring programme announced in 2003 was extended following the divestment of Quest’s Food Ingredients business to deliver further reductions in costs below gross margin for Quest. The total cost for the extended programme is now expected to be £228m, comprising £168m exceptional cash expenditure and non-cash asset write-downs of £60m.

The cumulative profit and loss charge for the programme to the end of 2004 was £209m; a further £19m is expected to be charged in 2005. The cash expenditure on the programme in 2004 was £71m, bringing the cumulative spend to £93m. The remaining cash spend of £75m is expected to be incurred primarily in 2005. The extended programme is expected to deliver £124m of cost benefit in 2006 and reduce headcount across the Group by around 2,300.

During the second quarter of 2004, the Group announced the completion of the sale of Quest’s Food Ingredients business to Kerry Group plc for £249m in cash, resulting in a loss on disposal before tax of £9m. The loss included attribution of goodwill, which was previously written off directly to reserves, of £154m. After tax, the exceptional loss on the transaction was £27m.

Loss on sale or closure of operations also included an increased provision in relation to costs for the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses and a loss on closure of the polyethylene business in Argentina. These were offset by profits on the sale of 18.9% of the issued shares of Pakistan PTA Ltd, on the sale of the nitrocellulose and trading businesses in India, and provision releases and income in relation to prior year divestments.

In total, exceptional items before tax and minority interests for 2004 amounted to a loss of £3m (2003 £220m loss; 2002 £46m loss). Exceptional items after tax and minorities were a loss of £14m (2003 £163m loss; 2002 £48m loss).

Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Net profit

Net profit before exceptional items for 2004 was £224m (2003 £183m; 2002 £227m). Net profit before exceptional items and goodwill amortisation was £259m (2003 £219m; 2002 £264m). Net profit after exceptional items and goodwill amortisation was £210m, compared with £20m for 2003 and £179m for 2002.

Earnings per share

Basic earnings per share before exceptional items was 18.9p for 2004, compared to 15.5p for 2003 (2002 20.4p). Diluted earnings per share before exceptional items was 18.8p for 2004, compared with 15.5p for 2003 (2002 20.3p). Basic earnings per share was 17.8p, compared with 1.7p for 2003 (2002 16.1p). Diluted earnings per share was 17.7p, compared with 1.7p for 2003 (2002 16.0p).

Dividend and dividend policy

The Group’s dividend policy, announced in November 2000, is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a second interim dividend of 3.9p, to bring the total dividend for 2004 to 7.3p (2003 6.25p; 2002 7.5p).

Shareholders’ funds

The net profit for the year of £210m was reduced by dividends of £86m and a movement of £8m through reserves due to foreign currency translation but increased by a movement in respect of own shares of £1m and goodwill items of £154m to give an overall net increase in shareholders’ funds in 2004 of £271m. At the end of 2004, shareholders’ funds were in surplus of £721m (2003 surplus £450m; 2002 surplus £463m).

Cash flow

This commentary relates to the “Statement of Group cash flow”, which appears on page 63 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

Net cash inflow from operating activities for 2004 was £531m, £8m lower than 2003, with higher operating profit before exceptional items and goodwill amortisation for the Group offset by higher cash outflows in support of the restructuring programme. Returns on investments and servicing of finance resulted in a cash outflow of £79m, which was lower than 2003 by £17m, due to reduced interest payments. Capital expenditure and financial investment for 2004, of £150m, was £12m higher than the £138m outflow in 2003, with higher spend on tangible fixed assets. Acquisitions expenditure was £29m, compared with £20m in 2003 and included £25m of loans to Ineos Chlor.

Net proceeds from disposals were £209m in 2004, compared with £104m in 2003, and comprised £291m gross disposal proceeds (2003 £215m) less costs and expenditure against divestment provisions of £82m (2003 £111m). The sale of Quest’s Food Ingredients business, with gross proceeds of £249m received in the second quarter, and the proceeds from the sale of 18.9% of the issued shares of Pakistan PTA Ltd. and from the sale of the nitrocellulose and trading businesses in India, were the major contributors to disposal proceeds.

Dividend payments of £82m (2003 £86m) comprised the 2003 second interim dividend and the 2004 first interim dividend. These payments were consistent with the policy announced in November 2000 whereby annual dividends are equivalent to one third of net profit before exceptional items and goodwill amortisation.

Consequently, the Group’s cash inflow for 2004 before the use of liquid resources and financing was £356m, £90m higher than the cash inflow of £266m in 2003. The improvement in Group cash flow resulted from higher operating profit, improved capital effectiveness, reduced interest payments and higher proceeds from disposals.

Review of 2004 business results

Basis of presentation

The tables on pages 18, 19, 22 and 23 of this Annual Report on Form 20-F provide reconciliations between the UK GAAP performance measures of movements in “turnover” and “operating profit before exceptional items” and the non-UK GAAP performance measures that ICI uses of movements in “constant currency turnover” and “constant currency trading profit”. The tables detail the amounts excluded from the most directly comparable UK GAAP financial measure. “Reported” relates to the figures included in the financial statements prepared under UK GAAP. “Constant currency ” excludes the effect of currency translation differences and is a non-UK GAAP financial measure. ICI management use the “constant currency ” financial measure for purposes of making decisions about allocating resources across the business and assessing its underlying performance. A more detailed description of “constant currency” performance, how it is calculated, why it is considered useful for investors and the limitations of non-UK GAAP financial measures are set out on pages 12 to 14 of this Annual Report on Form 20-F.

Reconciliation table – UK GAAP “As reported” turnover performance to non-UK GAAP “Constant currency sales” performance – 2004 vs. 2003

	Turnover		“As reported” change Increase/ (decrease)		Foreign exchange translation effects Adverse/ (favourable)	“Constant currency” change Increase/ (decrease)
	2004	2003	2004 vs. 2003			2004 vs. 2003
	£m	£m	£m	%	£m	£m	%
National Starch
Adhesives	774	757	17	2	43	60	8
Specialty Starches	460	483	(23)	(5)	39	16	3
Specialty Synthetic Polymers	384	375	9	2	35	44	12
Electronic and Engineering Materials	252	251	1	—	27	28	11

Total	1,870	1,866	4	—	144	148	8

Quest
Food	299	411	(112)	(27)	16	(96)	(23)
Fragrance	285	280	5	2	17	22	8

Total	584	691	(107)	(15)	33	(74)	(11)

Uniqema	629	669	(40)	(6)	37	(3)	(1)

Paints
Decorative Europe	709	688	21	3	7	28	4
Decorative North America	836	897	(61)	(7)	91	30	3
Decorative Asia	252	224	28	13	30	58	26
Decorative Latin America	157	152	5	3	20	25	16
Packaging Coatings	181	177	4	2	8	12	7
Other	26	25	1	4	3	4	14

Total	2,161	2,163	(2)	—	159	157	7

International Businesses	5,244	5,389	(145)	(3)	373	228	4

Regional and Industrial	375	481	(106)	(22)	50	(56)	(12)
Inter-class eliminations	(18)	(21)	3	14	(5)	(2)	13

Total Group	5,601	5,849	(248)	(4)	418	170	3

Reconciliation table – UK GAAP “As reported” operating profit to non-UK GAAP “Constant currency trading profit performance” – 2004 vs. 2003

	National Starch	Quest	Uniqema	Paints	International Businesses	Regional and Industrial	Total Group
	£m	£m	£m	£m	£m	£m	£m

Operating profit after exceptional items

2004	202	43	21	199	465	(26)	439

2003	123	15	(34)	137	241	(47)	194

Exceptional operating items

2004	1	7	(3)	—	5	—	5

2003	59	29	41	49	178	22	200

Operating profit before exceptional items

2004	203	50	18	199	470	(26)	444

2003	182	44	7	186	419	(25)	394

“As reported” change (2004 vs. 2003) increase/(decrease) £m	21	6	11	13	51	(1)	50

“As reported” change (2004 vs. 2003) increase/(decrease) %	12%	14%	157%	7%	12%	4%	13%

Goodwill amortisation

2004	16	1	1	17	35	—	35

2003	17	1	1	17	36	—	36

Trading profit

2004	219	51	19	216	505	(26)	479

2003	199	45	8	203	455	(25)	430

“As reported” trading profit change (2004 vs. 2003) increase/(decrease) £m	20	6	11	13	50	(1)	49

“As reported” trading profit change (2004 vs. 2003) increase/(decrease) %	10%	13%	138%	6%	11%	(4)%	11%

Foreign currency translation effects adverse/(favourable) £m	14	5	1	13	33		39

“Constant currency” trading profit change (2004 vs. 2003) increase/(decrease) £m	34	11	12	26	83		88

“Constant currency” trading profit change (2004 vs. 2003) increase/(decrease) %	17%	24%	115%	12%	18%		20%

National Starch

National Starch’s sales for 2004 of £1,870m were in line with 2003 on an as reported basis. Excluding foreign exchange translation effects National Starch’s sales for 2004 were 8% ahead of 2003. Operating profit before exceptional items for 2004 was £203m, 12% ahead of 2003 on an as reported basis. Sales were strong throughout the year, and accelerated in the second half due to increasing volumes and the impact of price increases implemented to offset rising raw material costs. Petrochemical-based raw material costs escalated through the year and gross margin percentages were lower than in 2003 despite the implementation of price increases. Costs below gross margin rose to support the sales growth, but nevertheless trading profit was 17% ahead of 2003 on a constant currency basis.

The following commentaries relate to the four business groupings within National Starch: Adhesives (41% of National Starch’s sales in 2004), Specialty Starch (25%), Specialty Synthetic Polymers (21%) and Electronic and Engineering Materials (13%). The geographic split of sales by customer location for National Starch in 2004 was: Europe 28%, North America 38%, Asia 27% and Latin America and Rest of World 7%.

Adhesives
Adhesives reported sales were 2% ahead of 2003. Excluding foreign exchange translation effects, Adhesives constant currency sales for 2004 were 8% ahead of 2003. Growth was strong in the US, due in part to much improved business conditions in comparison with 2003. Sales in Asia were also encouraging, with China, Indonesia, India and Vietnam all continuing to achieve strong constant currency sales growth. In Latin America, constant currency sales growth in Mexico, Brazil, Argentina and Venezuela offset lower sales in Chile, and in Europe, constant currency sales were modestly ahead of last year, with growth in Germany and France offsetting lower sales in the UK. Increased raw material costs offset the benefits of the sales growth however.

Specialty Starches
Specialty Starches as reported sales for 2004 were 5% below 2003, but excluding foreign exchange translation effects, constant currency sales were 3% ahead. Constant currency sales growth was strong in Europe, where price increases were implemented to offset higher raw material costs. On a constant currency basis growth remained strong in Asia and accelerated in Latin America, especially in both Mexico and Brazil. In the US, overall constant currency sales were broadly in line with 2003, with growth for food starch offset by a continued decline in industrial starch.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales for 2004 were 2% ahead of 2003 as reported and 12% ahead on a constant currency basis. However the business was impacted by sharply higher raw material costs. Constant currency sales for Vinamul, Alco and Elotex were all well ahead of 2003. Regionally, sales in Asia grew strongly, particularly in China and Thailand.

Electronic and Engineering Materials
Electronic and Engineering Materials reported sales were in line with 2003 as reported, but excluding foreign exchange translation effects, were 11% ahead on a constant currency basis in generally favourable market conditions. Constant currency sales for Ablestik, Emerson and Cuming and Acheson were all ahead of 2003 and, in regional terms, growth was particularly strong in Asia.

Quest

Quest completed the transition to a focussed Flavours and Fragrance business by divesting the Food Ingredients business in 2004.

Sales of £584m for 2004 were £107m (15%) below 2003 on an as reported basis, mainly due to the impact of the divestment. Excluding foreign exchange translation effects, sales were 11% below 2003. Operating profit before exceptional items of £50m was 14% ahead of 2003 on an as reported basis.

Regionally, constant currency sales growth for Flavours was strong in Asia and Latin America and, for the Fragrance business, in North America. Gross margin percentages for both the Flavours and Fragrances businesses were ahead of last year. Consequently, with costs below gross margin benefiting from restructuring, constant currency trading profit was 24% higher than in 2003.

Quest made progress implementing the restructuring programme that began in 2003, which aims to simplify its organisation and deliver savings in costs below gross margin. The programme was extended in 2004, with additional cash expenditure of £15m planned by the end of 2006. An exceptional charge of £7m was included in 2004 operating profit in relation to these programmes.

The following commentaries relate to Quest’s two major strategic businesses: Food (51% of Quest’s sales in 2004) and Fragrance (49%). The geographic split of sales by customer location in 2004 was Europe 40%, North America 24%, Asia 20% and Latin America and Rest of World 16%.

Food
Food reported sales for 2004 were 27% below 2003 due primarily to the impact of the Food Ingredients divestment. Sales growth for Flavours in both Asia and Latin America was partly offset by lower sales in North America and Europe, which were impacted by reduced summer demand for beverages and other food products. Emphasis continued to be placed on rebuilding customer confidence in Europe following customer service problems that resulted from 2002 systems changes at the business’ Naarden facility in the Netherlands, and service levels continued to improve in 2004.

Gross margin percentages for Flavours were ahead of last year, and cost below gross margin benefited from restructuring.

Fragrance
Fragrance reported sales were 2% higher than 2003 and 8% higher on a constant currency basis, with strong growth in North America and some significant wins in fine fragrances.

Uniqema

Uniqema’s trading profit improved markedly in 2004. Reported sales of £629m were 6% below 2003 but, excluding foreign exchange translation effects were in line with 2003 on a constant currency basis, with improved demand in the USA offset by weak demand for fatty acids in Europe. The geographic split of sales by customer location for Uniqema in 2004 was: Europe 49%, North America 29%, Asia 15%, Latin America and Rest of World 7%. Overall gross margin percentages improved despite the relative strength of the euro against the US dollar (which continued to affect continental European exports to North America and Asia) and a decline in glycerine prices. Control of costs below gross margin was also maintained, supplemented by benefits from the restructuring programme.

Paints

Paints reported sales of £2,161m for the year were in line with 2003. Excluding foreign exchange translation effects, sales were 7% ahead of 2003, with growth for all decorative paint businesses (Europe, North America, Asia and Latin America) and for the Packaging Coatings business. Overall gross margin percentages were lower than last year with escalating raw material costs in the second half of the year. Trading profit was 12% ahead of 2003 on a constant currency basis.

The following commentaries relate to the four geographical regions where Decorative Paints operates (Decorative Paints accounted for just under 91% of Paints’ overall sales for 2004) and to the Packaging Coating business (8%). Other businesses accounted for 1% of overall sales. The geographic split for Paints by customer location in 2004 was: Europe 37%, North America 40%, Asia 14% and Latin America and Rest of World 9%.

In Decorative Europe, reported sales for 2004 were 3% ahead of 2003. Excluding adverse foreign exchange translation effects, sales for 2004 on a constant currency basis were 4% ahead of 2003. This was primarily due to a strong performance in the UK retail business where sales to the major DIY retailers increased. UK Trade sales also grew, as did sales in France, Ireland and Poland, but other markets in Europe were generally weak.

In Decorative North America, reported sales for 2004 were 7% below 2003. Excluding adverse foreign exchange translation effects sales for 2004 on a constant currency basis were 3% ahead of 2003. After a strong first half year, the second half of the year was weaker, reflecting lower growth in retail markets and the impact of four severe hurricanes. Gross margin percentages were impacted by higher raw material and freight costs which were only partly offset by increases in selling prices.

In Decorative Asia, reported sales for 2004 were 13% ahead of 2003. Excluding adverse foreign exchange translation effects, sales for 2004 on a constant currency basis were 26% ahead of 2003, with notable performances in China, India, Indonesia and Pakistan.

Decorative Latin America reported sales for 2004 were 3% ahead of 2003. Excluding adverse foreign exchange translation effects, sales for 2004 were 16% ahead of 2003 and were particularly strong in Brazil, Argentina and Uruguay.

Reported sales for 2004 for the Packaging Coatings business were 2% ahead of 2004, and excluding adverse foreign exchange translation effects, sales were 7% above 2003.

Regional and Industrial

Reported sales for the Regional and Industrial businesses were £375m, 22% below 2003. Constant currency sales were 12% below 2003 due to businesses divested, partly offset by strong sales growth for the PTA business in Pakistan.

The operating loss before exceptional items for the year was £26m compared with a loss of £25m in 2003. This loss included a £52m charge for pension costs, £10m more than 2003. However, this increased charge was largely offset by an improved performance for Pakistan PTA Ltd.

The charge in respect of pension costs in relation to the ICI UK Pension Fund is included in Regional and Industrial for segmental reporting, as it largely relates to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemical businesses.

Review of 2003 business results

Reconciliation table – UK GAAP “As reported” turnover performance to non-UK GAAP “Constant currency sales” performance – 2003 vs. 2002

	Turnover		“As reported” change Increase/ (decrease)		Foreign exchange translation effects Adverse/ (favourable)	“Constant currency” change Increase/ (decrease)
	2003	2002	2003 vs. 2002			2003 vs. 2002
	£m	£m	£m	%	£m	£m	%
National Starch
Adhesives	757	753	4	1	16	20	3
Specialty Starches	483	475	8	2	21	29	6
Specialty Synethetic Polymers	375	361	14	4	9	23	6
Electronic and Engineering Materials	251	252	(1)	—	5	4	2

Total	1,866	1,841	25	1	51	76	4

Quest
Food	411	426	(15)	(3)	(2)	(17)	(4)
Fragrance	280	290	(10)	(4)	7	(3)	(1)

Total	691	716	(25)	(3)	5	(20)	(3)

Performance Specialties
Uniqema	669	669	—	—	(14)	(14)	(2)
Synetix and Security Systems	—	135	(135)	(100)	—	(135)	(100)

Total	669	804	(135)	(17)	(14)	(149)	(19)

Paints
Decorative Europe	688	656	32	5	(23)	9	1
Decorative North America	897	981	(84)	(9)	62	(22)	(2)
Decorative Asia	224	212	12	6	14	26	12
Decorative Latin America	152	136	16	12	14	30	22
Packaging Coatings	177	170	7	4	(2)	5	3
Other	25	27	(2)	(7)	2	—	—

Total	2,163	2,182	(19)	(1)	67	48	2

International Businesses	5,389	5,543	(154)	(3)	109	(45)	(1)

Regional and Industrial	481	615	(134)	(22)
Inter-class eliminations	(21)	(33)	12	(36)

Total Group	5,849	6,125	(276)	(5)

Reconciliation table – UK GAAP “As reported” operating profit to non-UK GAAP “Constant currency trading profit performance” – 2003 vs. 2002

	National Starch	Quest	Uniqema	Paints	International Businesses	Regional and Industrial	Total Group
	£m	£m	£m	£m	£m	£m	£m

Operating profit after exceptional items

2003	123	15	(34)	137	241	(47)	194

2002	206	81	48	171	506	(10)	496

Exceptional operating items

2003	59	29	41	49	178	22	200

2002	—	—	—	—	—	—	—

Operating profit before exceptional items

2003	182	44	7	186	419	(25)	394

2002	206	81	48	171	506	(10)	496

“As reported” change (2003 vs. 2002) increase/(decrease)	(24)	(37)	(41)	15	(87)	(15)	(102)

“As reported” change (2003 vs. 2002) increase/(decrease) %	(12)%	(46)%	(85)%	9%	(17)%	(150)%	(21)%

Goodwill amortisation £m

2003	17	1	1	17	36	—	36

2002	18	1	1	17	37	—	37

Trading profit

2003	199	45	8	203	455	(25)	430

2002	224	82	49	188	543	(10)	533

“As reported” trading profit change (2003 vs. 2002) increase/(decrease)	(25)	(37)	(41)	15	(88)	(15)	(103)

“As reported” trading profit change (2003 vs. 2002) increase/(decrease) %	(11)%	(45)%	(84)%	8%	(16)%	(150)%	(19)%

Foreign currency translation effects adverse/(favourable) £m	2	7	1	3	13

“Constant currency” trading profit change (2003 vs. 2002) increase/(decrease) £m	(23)	(30)	(40)	18	(75)

“Constant currency” change (2003 vs. 2002) increase/(decrease) %	(10)%	(36)%	(83)%	10%	(14)%

National Starch

National Starch’s sales of £1,866m for 2003 were 1% ahead of 2002 on a reported basis and excluding foreign exchange translation effects sales were 4% ahead, although operating profit before exceptional items for 2003 was, at £182m, 12% below 2002 on a reported basis. Trading profit of £199m for 2003 was 10% lower than 2002 on a constant currency basis. While growth in sales improved as 2003 progressed, and sales in Asia were strong throughout, significantly higher raw material prices, in particular for vinyl acetate monomer and other petrochemical based products in North America, and to a lesser extent in Europe, offset the benefits of the sales growth. Sales price increases were implemented but did not fully recover the increased raw material costs, and overall gross margin percentages were lower than for 2002. Additionally, higher natural gas prices in the United States and increased healthcare and pension expenses resulted in higher operating costs, primarily for the Specialty Starch division.

A restructuring programme was announced during 2003, aimed at improving operating efficiency, with an estimated cash spend of £32m by the end of 2006, together with £22m of capital expenditure. An exceptional charge of £59m was included in 2003 operating profit after exceptional items in relation to this programme.

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

Adhesives
Adhesives reported sales were 1% ahead of 2002, but excluding foreign exchange translation effects constant currency sales were 3% ahead of 2002. However, significantly higher raw material prices throughout 2003 resulted in gross margin percentages well below 2002. Constant currency sales growth was strongest in Latin America and Asia, particularly in Mexico, China, and Japan. In the United States, sales were impacted by a weak manufacturing sector and a downturn in the market for recreational vehicles, although general market conditions did improve toward the end of 2003. Sales in Europe were slightly ahead of 2002 on a constant currency basis, with improvement in Germany and Italy, partly offset by weakness in the UK and France. During 2003 the business in Europe divested its Cheese Coating business, and entered into a joint venture in engineered wood adhesives, called Purbond AG.

Specialty Starches
Specialty Starches reported sales for 2003 were 2% ahead of 2002, but excluding foreign exchange translation effects, sales were 6% ahead. However, the business was impacted by higher raw material costs and higher manufacturing costs in North America. Good constant currency sales growth continued in Asia, particularly in Thailand, Indonesia and in Australia, where the benefits of the 2002 acquisition of the ‘Hi Maize’ resistant starch business from Penford Corporation were most apparent. In Brazil, imports of product to supplement the short supply of locally produced starch lowered margins. During 2003, as part of a review of the global specialty starch supply chain, plans were announced to close one starch manufacturing plant in North America and one in Europe. In order to ensure continuity of supply following the closures, National Starch commissioned a new starch modification facility in China in 2004, and enhanced the capability of three existing specialty starch manufacturing plants.

Specialty Synthetic Polymers
Specialty Synthetic Polymers reported sales in 2003 were 4% ahead of 2002, but excluding foreign exchange translation effects, sales were 6% ahead. However, gross margin percentages were well below 2002 due to the impact of higher petrochemical based raw material costs throughout 2003. The ‘Elotex’ redispersible powders business grew sales strongly, with expansion into Eastern Europe and growth continuing in the United States. The Personal Care polymers business and Alco Chemical both continued to perform well, but the Vinamul emulsion polymer business had a difficult year due to significantly higher raw material costs.

Electronic and Engineering Materials
Electronic and Engineering Materials reported sales in 2003 were in line with 2002, but excluding foreign exchange translation effects, sales were 2% ahead of 2002, and gross margin percentages were also up, with some recovery in the electronics sector, particularly towards the end of the year. Ablestik delivered very strong constant currency growth, with success with new technologies and improvements in its core semiconductor materials market. Emerson & Cuming also delivered constant currency sales growth, primarily in China and Taiwan. However, offsetting most of these gains were lower constant currency sales for Acheson, which reflected weak demand in CRT and automotive applications. During the year, the division divested its Permabond engineering materials business, retaining one small product line which, in future, will be reported in Adhesives.

Quest

Quest had a poor year in 2003. Sales for 2003 of £691m were 3% below 2002 on both a reported and constant currency basis. Constant currency sales growth in North America and Latin America was offset by lower sales in Europe, primarily in Food. With lower gross margin percentages for both the Food and Fragrance businesses, operating profit before exceptional items for 2003 was £44m, 46% lower than 2002 on a reported basis. Trading profit of £45m was 36% lower on a constant currency basis.

During 2003, Quest commenced a number of restructuring programmes in order to simplify its organisation and to deliver fixed cost savings. Cash spend of £17m by the end of 2005 is planned in relation to these programmes. An exceptional charge of £20m was included in 2003 operating profit after exceptional items in relation to these programmes.

The following commentaries relate to Quest’s two major strategic businesses: Food (60% of Quest’s sales in 2003) and Fragrances (40%). The geographic split of sales by customer location in 2003 was Europe 41%, North America 26%, Asia 18% and Latin America and Rest of World 15%.

Food
Food had a difficult year in 2003, with reported sales 3% lower than 2002, and excluding foreign exchange translation effects, sales were 4% lower on a constant currency basis, due to a significant reduction in sales in Europe. This reflected a loss of market share in sweet flavours following customer service problems that resulted from 2002 systems changes at its Naarden facility in the Netherlands. During 2003 progress was made in rebuilding certain customer relationships, supply chain performance improved substantially and the organization was streamlined. Sales outside Europe on a constant currency basis were ahead of last year, with strong performances for flavours in North America, and in China. Overall gross margin percentages were lower than 2002, although there was some improvement as 2003 progressed.

Fragrance
Reported sales for Fragrance in 2003 were 4% below 2002. Excluding foreign exchange translation effects, sales were 1% lower. Strong constant currency sales growth in North America was offset by lower sales in other regions, reflecting difficult market conditions particularly in Fine Fragrances during the second half of the year. Gross margin percentages were lower, reflecting in part adverse changes in the sales product mix.

Performance Specialties

The sales and operating profit for Performance Specialties for 2003 included only the results of the Uniqema business, following the divestment of the Synetix and Security Systems businesses during 2002. As reported sales of £669m and operating profit before exceptional items of £7m were 17% (£135m) and 85% (£41m) below 2002 respectively, with all of the sales shortfall and £21m of the operating profit shortfall related to the businesses divested in 2002.

Uniqema
Uniqema had another difficult year in 2003. Reported sales were £669m in 2003, in line with 2002, but excluding foreign exchange translation effects, sales were 2% below 2002, with weak demand resulting in lower sales volumes of fatty acids, particularly in Europe and the Americas, only partially offset by increased prices. The relative strength of the Euro against the US dollar, affecting continental European exports to North America and Asia, adversely impacted gross margins by an estimated £10m for the year, and the business was also impacted by significant increases in energy costs in North America.

During 2003, a major restructuring programme was announced in order to reduce overheads, and in addition, two manufacturing sites would be closed in the US, with an estimated total cash spend of £40m by the end of 2005, together with £7m of capital expenditure. An exceptional charge of £48m was included in 2003 operating profit after exceptional items in relation to this programme.

Paints

Paints reported sales of £2,163m for 2003 were 1% lower than 2002 but excluding foreign exchange translation effects, sales were 2% ahead of 2002, with growth in Europe, Asia and Latin America. Overall gross margin percentages were similar to 2002, and with the benefits of restructuring and good cost control, operating profit before exceptional items of £186m was 9% ahead of 2002. Excluding the effects of foreign exchange translation, constant currency trading profit was 10% higher.

During 2003, Paints commenced a number of restructuring programmes, mainly in Europe, to improve supply chain productivity. Cash expenditure of £45m in relation to these programmes is planned, mainly by 2005, together with £19m of capital expenditure. An exceptional charge of £49m was included in 2003 operating profit after exceptional items in relation to these programmes.

The following commentaries relate to the four geographical regions where Decorative Paints operates (91% of Paints’ sales for 2003) and to Packaging Coating business (8%). Other businesses represented 1% of sales. The geographic split for Paints by customer location in 2003 was Europe 37%, North America 42%, Asia 12% and Latin America and Rest of World 9%.

In Decorative Europe, reported sales for 2003 were 5% ahead of 2002. Excluding favourable foreign exchange translation effects, sales were 1% ahead of 2002, with good performances in the UK retail and trade markets, Ireland and Poland offsetting lower sales in Germany where the weak economy continued to affect results.

In Decorative North America, reported sales for 2003 were 9% below 2002. However, 7% of this decline was due to adverse foreign exchange transaction effects; excluding these effects sales were 2% below 2002, impacted by poor weather in the first half of 2003, which particularly affected sales of product for exterior use.

Decorative Asia continued to deliver good results. Reported sales for 2003 were 6% ahead of 2002, and excluding foreign exchange translation effects, sales were 12% ahead with notable performances in China, India, Thailand, Vietnam and Pakistan.

Sales in Decorative Latin America recovered strongly in 2003, particularly in Argentina and Uruguay, following a very difficult 2002 where currency devaluation had a major impact on performance. For the region in total, 2003 reported sales were 12% ahead of last year, and excluding foreign exchange translation effects, sales were 22% ahead.

Reported sales for the Packaging Coatings business in 2003 were 4% ahead of 2002, and excluding foreign exchange translation effects, sales were 3% above 2002.

Regional and Industrial

Sales for the Regional and Industrial businesses were £481m, 22% below 2002, including £55m of ‘nil margin’ sales (2002 £209m). Excluding the impact of ‘nil margin’ sales and sales from businesses divested, the Regional and Industrial businesses delivered 17% growth, with particularly strong growth for the businesses in Pakistan.

The operating loss before exceptional items for the year was £25m, compared with a loss of £10m in 2002, and included a £42m charge for pension costs, £26m more than 2002, following the triennial valuation of the ICI UK Pension Fund conducted at March 31, 2003 (as detailed under the heading “Notes relating to the accounts – Note 36 – Retirement benefits”, which appears on pages 99 to 101 under Item 18 “Financial Statements” of this Annual Report on Form 20-F). In addition, 2002 was impacted by a £5m provision in relation to ICI’s former Soda Ash business.

The charge in respect of pension costs in relation to the ICI UK Pension Fund is included in Regional and Industrial for segmental reporting, as it largely relates to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemical businesses.

Regional and Industrial operating profit after exceptional items included £25m of exceptional operating charges related to the restructuring programme to reduce the scope of activities in ICI’s Corporate Centre, with overall expected cash expenditure of £24m in relation to the programme by the end of 2006.

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

Financing and interest rate risk

At December 31, 2004, the Group’s net debt was £920m (2003 £1,326m; 2002 £1,667m).

The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from bonds, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s target is to maintain interest cover above four times. It maintains its debt book in principally floating rates, but fixes debt, selectively, to support its policy of trying to ensure that interest cover does not fall below four times. “Notes relating to the accounts – Note 20 – Loans”, which appears on pages 84 and 85, and “Notes relating to the accounts – Note 37 – Financial risk management”, which appears on pages 102 to 106 in each case under Item 18 “Financial Statements” of this Annual Report on Form 20-F, show the overall interest rate structure of the Group’s borrowings at the end of 2004. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against any future business disposal proceeds due to be received. Consequently, a large part of the Group’s borrowings (after taking account of swaps and forward contracts) are denominated in US Dollars. Details of the currency mix of borrowings are shown in “Notes relating to the accounts – Note 37 – Financial risk management”, which appears on pages 102 to 106 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. In addition, in determining currency mix, the Group takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown under “Notes relating to the accounts – Note 20 – Loans”, which appears on pages 84 and 85 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to around five years or longer, depending on relative cost. The average maturity for long-term debt was four years at December 31, 2004.

Liquidity and investments

At December 31, 2004, the Group had at its disposal $1,385m (sterling equivalent £718m) of undrawn, committed borrowing facilities. These comprised $685m maturing October 2006 and $700m maturing May 2008. These facilities provided a back-stop for short-term funding as well as flexibility to supplement future cash flows. In addition, facilities of $240m (£124m) provided a back-stop for two US receivables securitisation programmes.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital requirements arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year).

The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At December 31, 2004, the Group had £137m of short-term borrowings outstanding, as shown under the heading “Notes related to the accounts – Note 18 – Short-term borrowings”, which appears on page 83 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

During 2004, the principal movement in long-term debt was the maturity of a $750m (£412m) seven year note in September 2004.

The Group runs two receivables securitisation programmes in the US, as referred to above. At December 31, 2004, the outstanding amount on these facilities was £104m. This is reported in the consolidated financial statements under short-term borrowings. In previous years it has been reported as a current instalment of loans.

During 2004, there were no changes in ICI’s debt ratings.

At December 31, 2004, the Standard and Poor’s Rating Services’ rating was BBB/Stable/A-2 and Moody’s Investor Service’s rating was Baa3/Stable/P-3. In 2005, a £100m 18 year 9.75% Bond will mature in April. This is expected to be refinanced through cash flow generation and short-term debt issuance as necessary. Access to the range of debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

Foreign currency risk

Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to twelve months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2004 currency mix of profits, the adverse annual impact due to translation exposures on the Group operating profit before exceptional items and goodwill amortisation of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2004 would be approximately £13m. The equivalent impact of a 5% strengthening of sterling against the euro would lead to an impact of approximately £2m.

Critical accounting policies and estimates

The Group’s main accounting policies affecting its results of operations and financial condition are set forth under the heading “Accounting policies”, which appears on pages 58 and 59 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. Judgements and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. The following policies are considered to be the Group’s critical accounting policies under UK GAAP as the judgements and assumptions made could have a significant impact on its results of operations and financial condition.

Disposal provisions
As at December 31, 2004, the Group had disposal provisions of £310m. These disposal provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long-term residual obligations such as legacy management, pension administration, environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgement at the time. The provisions are regularly reviewed in the light of the most current information available.

Restructuring provisions
As at December 31, 2004, the Group had restructuring provisions of £73m, principally in respect of the restructuring programmes announced during 2003. The provisions are established in accordance with FRS No. 12, but include judgements on the costs of severance of the affected employees and of plant closure and other costs. In addition, management judgement is required in determining the asset impairments related to the programme. The provisions will be reviewed in future years.

Retirement benefits
A triennial valuation of the ICI UK Pension Fund was conducted at March 31, 2003, both for funding purposes and for accounting purposes (in accordance with SSAP 24). The accounting valuation, which was based on assumptions determined with advice from the Company’s actuary, identified a deficit of £344m, compared with a deficit of £4m at the previous valuation at March 31, 2000. The charge to the profit and loss account increased from £42m in 2003 to £52m in 2004 mainly due to the full year effect. The size of the deficit is sensitive to the market value of the Fund’s investments and to actuarial assumptions, which include price inflation, pension and salary increases, the discount rate used in assessing accrued liabilities, demographic assumptions and the level of contributions by the Company. As there is a degree of inter-dependency between some of the assumptions, it would be impractical and potentially misleading to give any approximate impact on the annual Group operating profit of a change in any one assumption in isolation.

Forward share purchase arrangements
Included within exceptional items in 2003 was a charge of £57m as a provision against shares of the Company, which ICI is committed to buy under forward purchase agreements. The provision is based on the estimated net realisable value of the shares having regard to the period over which the related options are exercisable. The provision is unchanged in 2004 and will be kept under review in the light of the trends in the Company’s share price.

Contingent liabilities
The Group is exposed to a variety of events which might result in liabilities arising. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised, as either a transfer of economic benefits is not “probable” or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities”, which appears on pages 107 and 108 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

Taxation
Provisions for tax contingencies require management to make judgements and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year.

The material tax provisions are discussed below:

Over the past eight years, the Group has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997, the Group has bought and sold businesses valued in excess of £12bn. As a result of this reshaping and of disposals, a number of potential tax exposures have arisen. The Group had a provision of £84m at December 31, 2004 for these exposures. In addition, the Group faces a number of potential transfer pricing issues in jurisdictions around the world. The issues are often complex and can require many years to resolve. The total provision included in the financial statements to cover the various worldwide exposures to transfer pricing issues was £71m at December 31, 2004.

Additionally, the Group considers its goodwill accounting policy to be critical under US GAAP:

Goodwill
The Group had capitalised goodwill under US GAAP of £2,827m at December 31, 2004. Goodwill is required to be tested for impairment at least annually (the fourth quarter for the Group) or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine implied fair value. In calculating the fair value, significant management judgement is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgements were adopted then different impairment outcomes could result. No further impairment resulted from the annual impairment test. The headroom in the annual impairment test for the Quest reporting unit was £74m (total US GAAP goodwill of £547m at December 31, 2004); a 1% increase in the discount rate applied would have resulted in an impairment.

New Accounting Standards

International Financial Reporting Standards
The Company will implement International Financial Reporting Standards, or IFRS, for Group financial reporting with effect from January 1, 2005. The transition date for adoption of IFRS has been determined, in accordance with IFRS 1, as January 1, 2004 (subject to finalisation of a proposed Securities and Exchange Commission rule on the exemption from provision of a second year of IFRS comparatives). The Group’s approach to this transition together with the principal differences between UK GAAP and IFRS and their effect are set out under the heading “Transition to International Financial Reporting Standards”, which appears on page 122 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 and is incorporated herein by reference.

As regards the financial statements of the parent company, for the year to December 31, 2005, which comprise the balance sheet published with consolidated financial statements and the profit and loss account which is presented to the Board of Directors in accordance with section 230 of the Companies Act 1985, it is the Company’s intention that these will continue to be prepared in accordance with UK GAAP. The only new UK Accounting Standards currently in issue which will materially affect future financial statements of the Company are FRS 17 Retirement benefits (as amended) and FRS 21 Events after the balance sheet date.

New US standards are outlined under the headings “(n) New US Accounting Standards implemented in the period” and “(o) New US Accounting Standards not yet implemented” under “Notes relating to the accounts – Note 42 – Differences between UK and US accounting principles”, which appear on page 112 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

B.      Liquidity and Capital Resources.

The following information which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference: the information set forth under the heading “Notes relating to the accounts – Note 20 – Loans”, which appears on pages 84 and 85; the information set forth under the heading “Notes relating to the accounts – Note 37 – Financial risk management”, which appears on pages 102 to 106; and the information set forth in the table under the heading “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities”, which appears on page 107.

The information which appears under Item 5(F) “Operating and financial review and prospects – Contractual obligations” of this Annual Report on Form 20-F, which appears on page 33 of this Annual Report on Form 20-F, is also incorporated herein by reference.

In addition, the following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth in the third paragraph (beginning “Commitments for capital expenditure not provided in the Group’s consolidated financial statements…”) under the heading “Operating and financial review – Capital expenditure”, which appears on page 29 thereof; the information set forth under the heading “Operating and financial review – Counterparty credit risk”, which appears on page 24 thereof; the information set forth under the heading “Operating and financial review – Cash flow – UK GAAP ”, which appears on page 22 thereof; the information set forth under the heading “Operating and financial review – Treasury policies”, which appears on page 22 thereof; the information set forth under the heading “Operating and financial review – Financing and interest rate risk”, which appears on pages 22 and 23 thereof; the information set forth under the heading “Operating and financial review – Liquidity and investments”, which appears on page 23 thereof; and the information set forth under the heading “Operating and financial review – Foreign currency risk”, which appears on page 23 thereof.

As noted in the second paragraph (beginning “ as regards the latter, the Group is committed via a trust. . . ”) under Item 5(E) “Operating and financial review and prospects – Off-Balance Sheet Arrangements” of this Annual Report on Form 20-F, which appears on page 32 of this Annual Report on Form 20-F , the Imperial Chemical Industries Employee Benefit Trust has entered into forward commitments to purchase shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company.

The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.

C.      Research and Development, Patents and Licenses, etc.

     The following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Operating and financial review – Intellectual property”, which appears on page 29 thereof; and the information set forth under the heading “Operating and financial review – Research and development (R&D)”, which appears on page 30 thereof.

D.      Trend Information.

Operating results

Operating results for 2005 are subject to the outcome of many uncertainties, including those matters set forth under “Risk factors”, which appear on pages 123 to 125 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 and are incorporated herein by reference. The following factors could also have an impact:

–	The economic environment: the Group experienced favourable economic conditions in most regions in 2004 and particularly in Asia Pacific (24% of sales in 2004). A slowing of economic growth in any of the key regions in 2005 could directly impact the results of the Group.

–	Raw material costs: many parts of the Group experienced significant increases in costs for raw materials during 2004, particularly for petrochemical based materials, and for natural gas in the US, but also for renewable raw materials. Whilst the impact of cost increases was partially offset by increases to selling prices, further cost increases are expected in 2005 which could adversely affect ICI.

–	Restructuring: the restructuring programmes announced in 2003 resulted in an exceptional charge of £209m to the end of 2004. A further charge for these programmes of £19m is expected in 2005. Cost savings in 2005 from these programmes are expected to be around £104; £32m more than in 2004.

–	Foreign exchange: results may be affected by currency movements when the profits and losses of overseas subsidiaries are translated from local currencies into sterling. The trend over the last three years has been for the US dollar to depreciate against sterling: the average rate of £/US$ was 1.50 in 2002, 1.64 in 2003 and 1.84 in 2004. Based on the currency mix of profits and losses in 2004, the adverse annual impact on the Group’s operating profit of a 5% weakening of the US$ and related currencies against sterling, compared with the average rates prevailing in 2004, would be approximately £13m.

Cash flow

Cash flow for 2005 is subject to the outcome of many uncertainties, including those matters set forth under the heading “Risk factors”, which appear on pages 123 to 125 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 and are incorporated herein by reference, and particularly the trend of operating results discussed above.

The following factors could also have an impact:

–	Restructuring: the restructuring programmes announced initially in 2003 are expected to result in a total cash cost of £168m. Of this, £93m was spent up to the end of 2004, with the remainder expected to be paid primarily in 2005.

–	Disposal provisions: payments against provisions established on the disposal of businesses amounted to £85m in 2004, and the total provision remaining at the end of 2004 amounted to £310m. Expenditure against these provisions is expected to decline to around £50m in 2005.

–	Taxation: paid in 2004 of £44m reflected a level of cash outflow below that which the Group expects to sustain on an ongoing basis. For planning purposes over the next few years, the Group is currently forecasting average taxation paid, excluding tax on divestments, to be equivalent to around 22% of profit before exceptional items, taxation and goodwill amortisation.

–	Long term debt: during 2004 the Group made loan repayments of £521m. Long-term loans due for repayment in 2005 total £165m.

E.      Off-Balance Sheet Arrangements.

     Off-balance sheet financing mainly comprises the leases as shown in the information contained in the tables under “Notes related to the accounts – Note 34 – Leases”, which appears on page 97 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, and a series of forward contracts (total nominal amount of £126m as of December 31, 2004) used to hedge some of the obligations of the employee share ownership plans.

As regards the latter, the Group is committed via a trust to acquire under forward contracts, shares or ADSs of the Company to hedge its obligations under the Senior Staff and Executive Share Option Schemes, the Performance Growth Plan, the Performance Share Plan and the Stock Appreciation Rights Plan. The trust has entered into forward commitments to purchase 26.4 million shares at a weighted average cost of £4.78 per share (total commitment £126m) in 2005, although the trust has the option to roll forward these commitments for further periods if required. These forward commitments include collateral requirements related to the prevailing share price of the Company. At December 31, 2004, no collateral payments were posted with the counterparties to these transactions. These shares are intended to satisfy requirements for share options exercisable in the period 2005 to 2014. A provision of £70m has been made to write-down the shares under forward commitments to estimated net realisable value having regard to the period over which the related options are exercisable.

F.      Contractual Obligations.

     The following table summarises ICI’s principal contractual obligations at December 31, 2004, including instalments, which are described in the consolidated financial statements and related notes. The table below excludes contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities”, which appears on pages 107 and 108 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. Further analysis of certain of the major elements comprising the Group’s principal contractual obligation is included in the “Notes relating to the accounts” indicated in the table below:

		Total	Payments due by period
	Notes relating to the accounts		Less than 1 year	1-3 years	4-5 years	After 5 years
As at December 31, 2004		£m	£m	£m	£m	£m
Loans	20	1,282	165	561	268	288
Finance lease obligations	34	2	1	—	—	1
Operating leases	34	301	62	87	50	102
Capital expenditure	39	25	25	—	—	—
ICI UK Pension Fund top-up	36	496	62	124	124	186
Purchase obligations		1,090	179	395	293	223

Total		3,196	494	1,167	735	800

At December 31, 2004, 79% of the Group’s loans, after financial derivatives, were at floating interest rates. It is not possible, therefore, to provide an accurate estimate of the Group’s commitments for future interest payments.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management.

     The following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Board of Directors and Executive Management Team – Board of Directors”, which appears on pages 32 to 34 thereof; and the information set forth under the heading “Board of Directors and Executive Management Team – Executive Management Team”, which appears on page 35 thereof.

B.      Compensation.

     The following information which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference: the information set forth in the first two sentences of the second paragraph (beginning “The aggregate remuneration paid to or accrued for all Directors and Officers of the Company . . .”) under the heading “Notes relating to the accounts – Note 2 – Directors’ and Officers’ remuneration and interests”, which appears on page 65; and the information set forth under the subheading “Notes relating to the accounts – Note 23 – Called-up share capital of parent company – Employees’ share options schemes and other share based plans”, which appears on page 89.

     In addition, the following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Remuneration report – 2004 actual remuneration”, which appears on pages 45 to 47 thereof; the information set forth under the heading “Remuneration report – Performance Growth Plan (PGP)”, which appears on page 44 thereof; the information set forth under the heading “Remuneration report – Awards under Performance Growth Plan”, which appears on page 48 thereof; the information set forth in the graphs entitled “Five-year cumulative Total Shareholder Return: ICI and Peer Group Indices” and “Five-year cumulative Total Shareholder Return: ICI and FTSE Indices” which appear under the heading “Remuneration report – Performance graphs” on page 46 thereof; the information set forth under the heading “Remuneration report – Directors’ interests in share options”, which appears on pages 49 and 50 thereof; the information set forth under the heading “Remuneration report – Retirement benefits”, which appears on page 51 thereof; and the information set forth under the heading “Remuneration report – Directors’ pensions benefits”, including the table thereunder, that appears on page 51 thereof.

     As of March 24, 2005, there were options outstanding in respect of 42.4m Ordinary Shares of £1 each under the Senior Staff, Executive Share Option and UK-Sharesave Option Schemes normally exercisable in the period 2005 to 2015 at subscription prices of £1.34 to £10.08.

C.      Board Practices.

     The following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Corporate governance – Board Committees – Nomination Committee”, which appears on page 37 thereof; the information set forth under the heading “Corporate governance – Board Committees – Remuneration Committee”, which appears on page 37 thereof; the information under the heading “Corporate governance – Board Committees – Audit Committee”, which appears on page 38 thereof; and the information set forth under the headings “Remuneration report – Directors’ services agreements and letters of engagement – Executive directors” and “Remuneration report – Directors’ services agreements and letters of engagement – Chairman and Non-Executive Directors,” which appears on pages 53 to 54 thereof.

D.      Employees.

     The information set forth under the heading “Notes relating to the accounts – Note 35 – Employee numbers and costs”, which appears on page 98 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

In addition, the information set forth under the heading “Operating and financial review – Employees”, which appears on page 31 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

E.      Share Ownership.

     The information set forth in the third sentence of the second paragraph (beginning “At 14 February 2005 shares held by and options granted to Directors and Officers . . .”) onward under the heading “Notes relating to the accounts – Note 2 – Directors’ and Officers’ remuneration and interests”, which appears on page 65 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

In addition, the following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Remuneration report – Directors’ interests in share options”, which appears on pages 49 and 50 thereof; and the information set forth under the heading “Remuneration report – Directors’ interests in shares”, which appears on page 52 thereof.

     As of March 24, 2005, shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

	£1 Ordinary Shares(1)	Options granted(1)
	At March 24, 2005 Number	Options outstanding at March 24, 2005 Number	Subscription prices	Date latest option expires
			£
Directors (for further details see the portions of the Remuneration Report on pages 49, 50 and page 52 of the Annual Report 2004 that are incorporated herein by reference)	492,947	11,201,748	£1.340 to £10.077	February 17, 2015
Officers	126,483	4,743,372	£1.340 to £10.077	February 17, 2015

(1)	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

     As of March 24, 2005, no individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share Capital of the Company.

     As of March 24, 2005, the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of Class	Amount owned (number of shares)	Per cent of class
Ordinary Shares	619,430	0.052

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders.

     The information set forth in paragraphs (a), (b)(i) and (c) under the heading “Shareholder information – Control of Company”, which appears on page 127 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

     Set out below is updated information regarding interests in the Company’s £1 Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As of March 24, 2005
	Amount owned (number of shares) millions	Per cent of class
Barclays PLC	100.3	8.42
Citibank Shareholder Services*	90.8	7.63
Brandes Investment Partners LLC	77.2	6.48
Standard Life Investments Ltd	55.7	4.68
Threadneedle Asset Management Ltd	44.1	3.71
Legal and General Investment Management Ltd	41.9	3.52
Capital International Ltd	39.3	3.30

*	This interest relates to ADRs issued by Citibank Shareholder Services, when acting as Depositary; ADRs evidence ADSs.

     As of March 24, 2005, no other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

B.      Related Party Transactions.

     The following information which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference: the information set forth under the heading “Notes relating to the accounts – Note 38 – Statutory and other information – Loans and guarantees to officers”,which appears on page 106; and the information set forth under the heading “Notes relating to the accounts – Note 40 – Related party transactions”, which appears on page 108.

     In addition, the information set forth under the heading “Notes relating to the accounts – Note 41 – Related party transactions”, which appears on page 106 of the Company’s Annual Report and Accounts 2002 contained in its report on Form 6-K dated March 11, 2003, is incorporated herein by reference. And, the information set forth under the heading “Notes relating to the accounts – Note 40 – Related party transactions”, which appears on page 102 of the Company’s Annual Report and Accounts 2003 contained in its report on Form 6-K dated March 12, 2004, is incorporated herein by reference.

C.      Interests of Experts and Counsel.

     Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information.

     See Item 18 “Financial Statements” of this Annual Report on Form 20-F for a full list of financial statements included as part of this report.

     Export Sales.

     The total amount of export sales from the United Kingdom and the total amount of export sales from the United Kingdom as a percentage of total sales by ICI companies located in the United Kingdom is set out below:

	2004	2003	2002
Exports from the United Kingdom	£392m	£456m	£516m
Exports from the United Kingdom as a percentage of total sales made by ICI companies located in the United Kingdom	37%	40%	38%

     Subsidiary Undertakings.

     The information set forth in the last two sentences of the first paragraph (beginning “In particular, the Company has fully and unconditionally guaranteed the debt securities . . .”) under the heading “Notes relating to the accounts – Note 39 – Commitments and contingent liabilities”, which appears on page 107 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

     Legal or Arbitration Proceedings.

     Certain companies in the Group are defendants in various lawsuits. These lawsuits concern issues such as alleged product liability and contract disputes.

The Glidden Company, or Glidden, a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is currently a defendant in four active suits and is also named in three unserved cases. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to defend all actions.

Following ICI’s trading statement on March 25, 2003, three purported class action lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to disclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. In September 2004, the court dismissed a number of the plaintiffs’ claims. ICI continues to contest the remaining claims.

In July 2004, ICI received a request for information covering the period 1990 to 2003 in connection with a European Commission investigation into alleged cartel activity in the European Methacrylates market. The request concerns ICI’s former Acrylics business which was sold in November 1999. ICI’s policy is to co-operate with the Commission as fully as it can.

With respect to each of the proceedings described above, ICI is unable to make estimates within a reasonable range of outcomes of the loss to which the proceedings may give rise. Disclosure of the amount sought by plaintiffs (where known) is not considered meaningful with respect to these proceedings.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, including the following:

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected by the recall, including Coca Cola (Japan) Company Limited. On August 8, 2003, the Coca Cola Company and Coca Cola (Japan) Company Limited filed a lawsuit in the state court of Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. In December 2004, Quest, without admission of liability, settled the dispute with the Coca Cola Company and Coca Cola (Japan) Company Limited. Quest has also settled its dispute with one of the other affected customers. It remains possible that the third affected customer may seek to recover alleged damages.

From the early 1970s until 1999, ICI Americas Inc, or ICIA, a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of the ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999, each of the schemes carried a surplus. In September 2004, the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA is appealing the final determination to the Armed Service Board of Contract Appeals.

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

     Policy on Dividend Distributions.

     The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation.

B.	Significant Changes.

     On November 23, 2004, the Company agreed to sell the US, Canadian and European Vinamul Polymers business of National Starch and Chemical Company to Celanese for US$208m (£111m) in cash. Net proceeds after tax and other costs are expected to be approximately US$157m (£84m), and have been used to reduce indebtedness. The sale was completed on February 4, 2005.

     For the year ended December 31, 2003, the US, Canadian and European Vinamul Polymers business had sales external to ICI of £146m, operating profit before exceptional items of £11m and, at December 31, 2003, had net operating assets of £95m. The transaction is expected to give rise to a profit after tax of about £5m excluding attribution of goodwill previously written off £140m and will be accounted for as an exceptional item.

     On March 9, 2005, the Company cancelled $300m of its $685m undrawn, committed borrowing facility. As a concequence the total of undrawn, committed borrowing facilties available to the Group reduced from $1,385m to $1,085m as of that date.

ITEM 9 – THE OFFER AND LISTING

A.      Offer and Listing Details.

     The information set forth in the fourth paragraph (beginning “The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares . . .”) and the related table under “Shareholder information – Trading market for Ordinary Shares, which appears on page 126 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

     The reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange, based on its Daily Official List and the reported high and low sale prices of ADSs, as reported by Dow Jones (ADR quotations) for each month since February 2005 are set out below:

	£1 Ordinary Shares		ADSs
2005	Month high	Month low	Month high	Month low
	£	£	$	$
February	2.83	2.33	21.49	17.57
March (through to March 24)	2.82	2.66	21.61	19.94

The Company’s share price as of March 24, 2005 was £2.72; the Company’s ADS price as of March 24, 2005 was $20.26.

B.      Plan of Distribution.

     Not applicable.

C.      Markets.

     The information set forth in the second paragraph (beginning “The principal trading market for the Company’s Ordinary Shares…”) and in the table that immediately follows setting out the number of record holders under the heading “Shareholder information – Trading market for Ordinary Shares”, which appears on page 126 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

	Total	In the United States
Number of record holders of:
Ordinary Shares as at January 1, 2005	151,832	700
ADSs as at March 24, 2005	2,220	2,167

     As of March 24, 2005, the proportion of Ordinary Shares represented by ADSs was 7.6% of the Ordinary Shares in issue.

D.      Selling Shareholders.

     Not applicable.

E.      Dilution.

     Not applicable.

F.      Expenses of the Issue.

     Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.      Share capital.

     Not applicable.

B.      Memorandum and Articles.

     The information set forth in Item 10 (B) “Additional Information – Memorandum and Articles” of the Company’s Report on Form 20-F dated March 26, 2003 and filed with the Securities and Exchange Commission on March 27, 2003, is incorporated herein by reference.

C.      Material Contracts.

     The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years to March 31, 2005:

(a)	an agreement dated July 31, 2003 between, amongst others, (1) the Company, (2) ICI Chemicals & Polymers Limited, (3) Ineos Chlor Holdings Limited and (4) Ineos Chlor Limited under which the parties agreed on an overall refinancing package for Ineos Chlor. The original disposal of ICI’s Chlor Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100 million loan facility. Under the agreement of July 31 2003, the Company agreed to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance from the UK Government; the new funding from the Company to comprise a £30m cash contribution and additional loan finance of £30m. The terms of the original £100m loan were also restructured;

(b)	an Underwriting Agreement dated November 18, 2003 among (1) ICI Wilmington Inc. (2) the Company and (3) Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC, referred to together as the Underwriters, pursuant to which the Underwriters agreed to purchase debt securities from ICI Wilmington in the form of US$ 500 million 4.375% guaranteed notes due 2008 and US$ 500 million 5.625% guaranteed notes due 2013. The Underwriting Agreement contains warranties, undertakings and indemnities given by ICI in favour of the Underwriters;

(c)	a Sale and Purchase Agreement dated March 1, 2004 between the Company and the Kerry Group plc for the sale of Food Ingredients, a part of the Company’s Quest International business for a purchase price of US$ 440 million (£238 million) in cash. The agreement contains various warranties, indemnities and covenants made by the Company for the benefit of the purchaser;

(d)	an agreement dated October 25, 2004 between, amongst others, (1) the Company, (2) ICI Chemicals & Polymers Limited, (3) Ineos Chlor Holdings Limited and (4) Ineos Chlor Limited under which Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m, as described in (a) above, and ICI agreed to write off all existing indebtedness from Ineos Chlor; and

(e)	A Sale and Purchase Agreement dated November 23, 2004 between Ergon Investments UK Limited, or Ergon, a subsidiary of the Company, and Celanese Americas Corporation for the sale of The Vinamul Polymers business of Ergon for a purchase price of US$208m (£111m) in cash. The agreement contains various warranties, indemnities and covenants made by Ergon for the benefit of the purchaser.

D.      Exchange Controls.

     The information set forth under the heading “Shareholder information – Exchange controls and other limitations affecting security holders”, which appears on page 127 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

E.      Taxation.

     The following is a summary of the principal UK tax and US federal tax consequences of purchasing, owning and disposing of ADSs or Ordinary Shares to the US Holders described herein, but is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This discussion does not address US state, local and non-US tax consequences (other than certain UK tax consequences). The discussion applies only to US Holders who hold ADSs or Ordinary Shares as capital assets for US federal income tax purposes and it does not address special classes of holders, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, persons holding ADSs or Ordinary Shares as part of a hedge, straddle, conversion or other integrated transaction, persons whose functional currency for US federal income tax purposes is not the US dollar, partnerships or other entities classified as partnerships for US federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organisations, persons that own or are deemed to own 10% or more of the Company’s Ordinary Shares, or persons who acquired the Company’s ADSs or Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

The Double Taxation (Income) Convention of 1975 (the “Old Convention”) between the United Kingdom and the United States has been renegotiated and a new Convention (the “New Convention”) signed on 24 July 2001 has been ratified by the UK and US governments. The New Convention has come into force. However, US Holders entitled to greater benefits under the Old Convention may elect to apply the Old Convention to dividends received on or prior to April 30, 2004.

As used herein, a ‘‘US Holder’’ is a beneficial owner of ADSs or Ordinary Shares that is, (a) for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source, and (b) a resident of the United States for purposes of, and eligible for the benefits of both, the Old Convention and the New Convention.

This discussion is based on UK tax law and the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, the Old Convention and the New Convention, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion is also based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreements will be performed in accordance with its terms.

For US federal income tax purposes and for purposes of the Old Convention and New Convention, if a US Holder owns an ADS, such holder will generally be treated as the owner of the Ordinary Shares underlying the ADS. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate US Holders, both described below, could be affected by actions taken by parties to whom ADSs are pre-released.

Please consult your tax adviser with regard to the application of UK tax laws and US federal tax laws to the ADSs or Ordinary Shares in your particular circumstances, including your eligibility for benefits under the Old Convention and the New Convention, as well as any tax consequences arising under the laws of any US state, local or other taxing jurisdiction.

Taxation of dividends paid to US Holders

An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the Company is entitled to claim a tax credit (the “UK Tax Credit Amount”) in the UK against his/her income tax liability attributable to the dividend.

Under the Old Convention, certain US Holders of Ordinary Shares or ADSs are entitled to the payment of an amount equal to the UK Tax Credit Amount, although the US Holder will not actually receive any payment because the United Kingdom is entitled to deduct withholding tax in an amount equal to the payment. Dividends (including the associated UK Tax Credit Amount if a US Holder elects to apply the Old Convention to dividends received on or prior to April 30, 2004) received by a US Holder with respect to the Ordinary Shares or ADSs, other than certain pro rata distributions of Ordinary Shares, will constitute foreign-source dividend income for US federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined in accordance with US federal income tax principles. The amount of the dividend which is includible in taxable income of a US Holder is the US dollar value of the dividend, converted using the exchange rate on the date the Depositary receives the dividend in the case of ADSs, or the date the US Holder receives the dividend in the case of Ordinary Shares, regardless of whether the payment is converted into US dollars on the date of receipt. If a US Holder realises gain or loss on a sale or other disposition of sterling, it will be US-source ordinary income or loss.

If a US Holder elects to apply the Old Convention and claim a foreign tax credit for dividends received on or prior to April 30, 2004, the UK withholding tax will be treated as a foreign income tax which may, subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the US Treasury, be eligible for credit against the US Holder’s US federal income tax liability. The limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, US Holders should consult their own tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Under the New Convention, there is no UK withholding payable on dividends and, therefore, no US foreign tax credit is available.

A dividends-received deduction is not allowed to corporate US Holders with respect to dividends paid by the Company.

Subject to applicable limitations that may vary depending upon a US Holder’s individual circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

For the purposes of UK taxation of capital gains (“CGT”), the issue of new ICI shares in the 2002 rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid.)

Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not generally be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency. However, an individual who is temporarily resident outside the UK may, in certain circumstances, be subject to tax on gains realised whilst he or she is resident outside the UK. Under the New Convention, US Holders generally will not be liable for UK tax on capital gains on the sale or exchange of Ordinary Shares or ADSs, provided the Ordinary Shares or ADSs do not form part of the business property of a permanent establishment in the UK.

A US Holder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US – source income or loss. US Holders should consult their own tax advisers about the treatment of capital gains.

UK inheritance tax

Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”), between the US and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US (a “US resident shareholder”), and is not for the purposes of the Estate Tax Convention a national of the United Kingdom, nor resident in the UK for seven out of the last ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

F.      Dividends and Paying Agents.

     Not applicable.

G.      Statement by Experts.

     Not applicable.

H.      Documents on Display.

     The information set forth under the heading “Shareholder information – Documents on display – Securities and Exchange Commission”, which appears on page 129 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

I.       Subsidiary Information.

     The information set forth under the heading “Principal subsidiary undertakings”, which appears on page 118 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The information set forth in the fifth paragraph (beginning “As regards the latter, the Group is committed . . . .) under Item 5(E) “Operating and financial review and prospects – Off-balance sheet arrangements” of the Annual Report on Form 20-F, which appears on page 32 of this Annual Report on Form 20-F, is also incorporated herein by reference.

     In addition, the following information which appears in the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005 is incorporated herein by reference: the information set forth under the heading “Operating and financial review – Quantitative disclosure about market risk”, including the subheadings “Market risk – Interest rate sensitivity” and “Market risk – Foreign currency sensitivity”, which appears on page 24 thereof; the information set forth under the heading “Operating and financial review – Financing and interest rate risk”, which appears on pages 22 and 23 thereof; and the information set forth under the heading “Operating and financial review – Counterparty credit risk”, which appears on page 24 thereof.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     The information set forth under the heading “Shareholder information – Defaults, dividend arrearages and delinquencies”, which appears on page 126 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

     The information set forth under the heading “Corporate governance – Audit and internal control”, which appears on pages 38 and 39 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

     The Company’s Chief Executive and Chief Financial Officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004 and concluded that, as of the date of their evaluation, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

     There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr J T Gorman and Baroness Noakes are the Audit Committee’s financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

ITEM 16B – CODE OF ETHICS

     The information regarding the Company’s “Code of Business Conduct” is set forth under the heading “Corporate governance – Principles of business conduct”, which appears on page 40 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference. The Code applies to all ICI employees including the Group’s Chief Executive, Chief Financial Officer and Group Financial Controller.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information, including the table set forth under the heading “Notes relating to the accounts – Note 44 – Remuneration of the Auditor set out in accordance with SEC Regulations”, which appears on page 117C under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference. In addition, the information set forth in the fourth paragraph (beginning “The Audit Committee has established a policy which is intended to preserve. . .”) under the heading “Corporate governance – Audit Committee Report”, which appears on page 38 of the Company’s Annual Report and Accounts 2004 contained in its report on Form 6-K dated March 16, 2005, is incorporated herein by reference.

     All fees for audit related services, tax services and other services provided by the Auditor of the Company during the three years ended December 31, 2004 were approved by the Audit Committee of the Company.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Neither the Company nor any of its “affiliated purchasers” purchased equity securities of the Company between January 1, 2004 and December 31, 2004.

     Pursuant to shareholder resolutions approved at the Annual General Meetings of the Company for 2003 and 2004, during 2004 the Company was unconditionally and generally authorized to make market purchases (within the meaning of section 163 (3) of the (UK) Companies Act 1985) as follows:

Share repurchase Authorisations	Date announced	Amount approved Ordinary Shares of £1 each	Expiration date
Authorisation pursuant to shareholder resolution at 2003 Annual General Meeting	May 22, 2003	119,120,015	May 26, 2004
Authorisation pursuant to shareholder resolution at 2004 Annual General Meeting	May 26, 2004	119,120,038	May 25, 2005

The information set forth in the second paragraph (beginning “As regards the latter, the Group is committed via a trust. . .”) under Item 5(E) “Off-Balance Sheet Arrangements” of this Annual Report on Form 20-F, which appears on page 32 of this Annual Report on Form 20-F, is incorporated herein by reference.

Part III

ITEM 17 – FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

     The information set forth under the heading “Report of Independent Registered Public Accounting Firm To The Board and Members of Imperial Chemical Industries PLC” on page 46, the table of contents to the Group financial statements on the page numbered 57 and the financial statements and notes relating thereto (which follow the table of contents) on pages numbered 58 to 118 in each case of this Annual Report on Form 20-F, constitute the Company’s response to this Item 18 “Financial Statements”.

The information set out in these accounts does not constitute the Company’s statutory accounts for the years ended December 31, 2004 and 2003. Such statutory accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended December 31, 2003 have been delivered to the Registrar of Companies and those for the year ended December 31, 2004 will be delivered in due course.

Report of Independent Registered Public Accounting Firm

To The Board and Members of Imperial Chemical Industries PLC

We have audited the accompanying consolidated balance sheets of Imperial Chemical Industries PLC and subsidiaries (“the Group”) as of 31 December 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, consolidated statements of cash flow and consolidated reconciliations of movements in shareholders' funds for each of the years in the three-year period ended 31 December 2004 presented on pages 58 to 118. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Imperial Chemical Industries PLC and subsidiaries as of 31 December 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2004 in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 42 to the consolidated financial statements.

/s/ KPMG Plc
KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
17 February 2005

Back to Contents

ACCOUNTS	57

Back to Contents to the Accounts to the Accounts

58	ACCOUNTS

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

Basis of consolidation
The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates. The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. Material, separately identifiable businesses disposed of are analysed as discontinued operations and prior years’ analyses are restated to reflect those businesses as discontinued.

Turnover
Turnover represents amounts received and receivable for goods supplied and services rendered to customers after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue can be measured reliably and collectability is reasonably assured.

Depreciation
The Group’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the total lives approximate to 32 years for buildings and 14 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cashflows and net realisable value, the impairment is charged to the profit and loss account.

Pension costs
The pension costs relating to Group retirement plans are assessed in accordance with the advice of independent qualified actuaries and accounted for in accordance with SSAP 24. The amounts so determined include the regular cost of providing the benefits under the plans which should be a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

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

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other balances, except relevant foreign currency loans, are taken to operating profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates are taken to reserves, as are differences arising on equity investments denominated in foreign currencies in the Company accounts. Differences on relevant long-term foreign currency loans used to finance net investments in subsidiary undertakings are taken to reserves and offset against the differences on net investments in both Group and Company accounts.

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

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. In accordance with SSAP 20 and FRS 3 exchange gains/losses are included in the Statement of Group Total Recognised Gains and Losses along with similar movements in the values of the investments being hedged.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	59

Financial derivatives (continued)
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

Operating leases
The cost of operating leases is charged on the straight line basis over the period of the lease.

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

Provisions for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Stock valuation
Finished goods, raw materials and other stocks are stated at the lower of cost and net realisable value, the first in, first out or an average cost method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

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

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. For purchased goodwill arising on acquisitions after 31 December 1997 goodwill is capitalised and amortised through the profit and loss account over a period of 20 years unless the Directors consider it has a materially different useful life, either on acquisition or subsequently, if a shorter life is indicated. For goodwill arising on acquisitions prior to 31 December 1997 purchased goodwill was charged directly to reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of goodwill exceeds its estimated recoverable amount, any impairment is charged to the profit and loss account. The estimated recoverable amount of goodwill is determined based on discounted projected future operating cash flows.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the assets and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. Under the requirements of UITF 38 Accounting for ESOP Trusts the shares held by the ESOP are stated at cost and deducted from shareholders’ funds.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

60	ACCOUNTS

Group profit and loss account
for the year ended 31 December 2004

		2004

		Continuing operations		Discontinued	Total
				operations
		Before	Exceptional
		exceptional	items
		items
	notes	£m	£m	£m	£m

Turnover	4,5	5,601		–	5,601

Operating costs	3,5	(5,192)	(5)	–	(5,197)

Other operating income	5	35	–	–	35

Operating profit (loss)	3,4,5	444	(5)	–	439

After deducting goodwill amortisation	4	(35)	–	–	(35)

Share of operating profits less losses of associates	6	4	–	–	4

		448	(5)	–	443

Profits less losses on sale or closure of operations	3		23	(20)	3

Profits less losses on disposals of fixed assets	3		(1)	–	(1)

Amounts written off investments	3		–	–	–

Profit (loss) on ordinary activities before interest	4	448	17	(20)	445

Net interest payable	7

Group		(86)	–	–	(86)

Associates		–	–	–	–

		(86)	–	–	(86)

Profit (loss) on ordinary activities before taxation		362	17	(20)	359

Taxation on profit (loss) on ordinary activities	8	(111)	(11)	6	(116)

Profit (loss) on ordinary activities after taxation		251	6	(14)	243

Attributable to minorities		(27)	(6)	–	(33)

Net profit (loss) for the financial year		224	–	(14)	210

Dividends	9				(86)

Profit (loss) retained for the year	24				124

Earnings (loss) per £1 Ordinary Share	10

Basic		18.9p	–	(1.1)p	17.8p

Diluted		18.8p	–	(1.1)p	17.7p

Statement of group total recognised gains and losses
for the year ended 31 December 2004

2004
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	208

Associates	2

210

Currency translation differences on foreign currency net investments and related loans	(16)

Taxation on translation differences on foreign currency loans	8

(8)

Total gains and losses recognised since last annual report	202

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	61a

Group profit and loss account
for the year ended 31 December 2004

		2003

		Continuing operations		Discontinued	Total
				operations
		Before	Exceptional
		exceptional	items
		items
	notes	£m	£m	£m	£m

Turnover	4,5	5,849		–	5,849

Operating costs	3,5	(5,471)	(200)	–	(5,671)

Other operating income	5	16	–	–	16

Operating profit (loss)	3,4,5	394	(200)	–	194

After deducting goodwill amortisation	4	(36)	–	–	(36)

Share of operating profits less losses of associates	6	2	–	–	2

		396	(200)	–	196

Profits less losses on sale or closure of operations	3		41	(9)	32

Profits less losses on disposals of fixed assets	3		5	–	5

Amounts written off investments	3		(57)	–	(57)

Profit (loss) on ordinary activities before interest	4	396	(211)	(9)	176

Net interest payable	7

Group		(92)	–	–	(92)

Associates		1	–	–	1

		(91)	–	–	(91)

Profit (loss) on ordinary activities before taxation		305	(211)	(9)	85

Taxation on profit (loss) on ordinary activities	8	(99)	52	6	(41)

Profit (loss) on ordinary activities after taxation		206	(159)	(3)	44

Attributable to minorities		(23)	(1)	–	(24)

Net profit (loss) for the financial year		183	(160)	(3)	20

Dividends	9				(74)

Profit (loss) retained for the year	24				(54)

Earnings (loss) per £1 Ordinary Share	10

Basic		15.5p	(13.5)p	(0.3)p	1.7p

Diluted		15.5p	(13.5)p	(0.3)p	1.7p

Statement of group total recognised gains and losses
for the year ended 31 December 2004

2003
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	18

Associates	2

20

Currency translation differences on foreign currency net investments and related loans	2

Taxation on translation differences on foreign currency loans	7

9

Total gains and losses recognised since last annual report	29

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	61b

Group profit and loss account
for the year ended 31 December 2004

		2002

		Continuing operations		Discontinued	Total
				operations
		Before	Exceptional
		exceptional	items
		items
	notes	£m	£m	£m	£m

Turnover	4,5	6,125		–	6,125

Operating costs	3,5	(5,652)	–	–	(5,652)

Other operating income	5	23	–	–	23

Operating profit (loss)	3,4,5	496	–	–	496

After deducting goodwill amortisation	4	(37)	–	–	(37)

Share of operating profits less losses of associates	6	18	–	–	18

		514	–	–	514

Profits less losses on sale or closure of operations	3		40	10	50

Profits less losses on disposals of fixed assets	3		3	–	3

Amounts written off investments	3		(99)	–	(99)

Profit (loss) on ordinary activities before interest	4	514	(56)	10	468

Net interest payable	7

Group		(123)	–	–	(123)

Associates		(28)	–	–	(28)

		(151)	–	–	(151)

Profit (loss) on ordinary activities before taxation		363	(56)	10	317

Taxation on profit (loss) on ordinary activities	8	(115)	1	3	(111)

Profit (loss) on ordinary activities after taxation		248	(55)	13	206

Attributable to minorities		(21)	(6)	–	(27)

Net profit (loss) for the financial year		227	(61)	13	179

Dividends	9				(88)

Profit (loss) retained for the year	24				91

Earnings (loss) per £1 Ordinary Share	10

Basic		20.4p	(5.5)p	1.2p	16.1p

Diluted		20.3p	(5.5)p	1.2p	16.0p

Statement of group total recognised gains and losses
for the year ended 31 December 2004

2003
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	192

Associates	(13)

179

Currency translation differences on foreign currency net investments and related loans	(91)

Taxation on translation differences on foreign currency loans	34

(57)

Total gains and losses recognised since last annual report	122

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

62	ACCOUNTS

Balance sheets

at 31 December 2004

		Group		Company

		2004	2003	2004	2003
	notes	£m	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	11	480	532	–	–

Tangible assets	4,12	1,659	1,794	66	68

Investments

Subsidiary undertakings	13			11,854	10,489

Participating and other interests	14	61	57	1	1

		2,200	2,383	11,921	10,558

Current assets

Stocks	15	648	626	37	27

Debtors	16	1,587	1,605	2,187	2,438

Investments and short-term deposits	17	105	345	–	–

Cash	33	396	249	9	9

		2,736	2,825	2,233	2,474

Total assets		4,936	5,208	14,154	13,032

Creditors due within one year

Short-term borrowings	18	(137)	(29)	–	–

Current installments of loans	20	(165)	(534)	(105)	–

Other creditors	19	(1,775)	(1,663)	(5,877)	(4,725)

		(2,077)	(2,226)	(5,982)	(4,725)

Net current assets (liabilities)		659	599	(3,749)	(2,251)

Total assets less current liabilities	4	2,859	2,982	8,172	8,307

Financed by

Creditors due after more than one year

Loans	20	1,117	1,353	26	133

Other creditors	19	20	18	3,335	3,450

		1,137	1,371	3,361	3,583

Provisions for liabilities and charges	21	914	1,092	185	207

Minority interests – equity		87	69

Shareholders’ funds – equity

Called-up share capital	23	1,191	1,191	1,191	1,191

Reserves

Share premium account		933	933	933	933

Associates’ reserves		15	13	–	–

Profit and loss account		(1,418)	(1,687)	2,502	2,393

Total reserves	24	(470)	(741)	3,435	3,326

Total shareholders’ funds (page 63)		721	450	4,626	4,517

		2,859	2,982	8,172	8,307

See accompanying notes to consolidated financial statements.

Included within Group net current assets are debtors of £538m (2003 £521m) which fall due after more than one year. Included within the Company net current liabilities are debtors of £303m (2003 £297m) which fall due after more than one year.

The accounts on pages 58 to 118 were approved by the Board of Directors on 17 February 2005 and were signed on its behalf by:

P B Ellwood CBE Director

T A Scott Director

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	63

Statement of group cash flow
for the year ended 31 December 2004

		2004	2003	2002
	notes	£m	£m	£m

Net cash inflow from operating activities	25	531	539	623

Returns on investments and servicing of finance	26	(79)	(96)	(185)

Taxation		(44)	(37)	(35)

		408	406	403

Capital expenditure and financial investment	27	(150)	(138)	(184)

		258	268	219

Acquisitions and disposals

Acquisitions	28	(29)	(20)	(54)

Disposals	30	209	104	290

		180	84	236

Equity dividends paid		(82)	(86)	(106)

Cash inflow before use of liquid resources and financing		356	266	349

Management of liquid resources	29	225	(194)	(13)

Financing

Issues of shares		–	–	807

Decrease in debt		(426)	(84)	(1,151)

	31	(426)	(84)	(344)

Increase (decrease) in cash	33	155	(12)	(8)

Reconciliation of movements in shareholders’ funds
for the year ended 31 December 2004
		2004	2003	2002
	notes	£m	£m	£m

Net profit (loss) for the financial year		210	20	179

Dividends		(86)	(74)	(88)

Profit (loss) retained for the year		124	(54)	91

Issues of ICI Ordinary Shares		–	–	807

Movement in respect of own shares	24	1	5	(6)

Goodwill movement	24	154	27	22

Other recognised gains and (losses) related to the year	24	(8)	9	(57)

Net increase (reduction) in shareholders’ funds		271	(13)	857

Shareholders’ funds at beginning of year – equity		450	463	(394)

Shareholders’ funds at end of year – equity		721	450	463

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

64	ACCOUNTS

Notes relating to the accounts

1	Basis of presentation of financial information

Implementation of UK Accounting Standards

New accounting standards

FRS No. 17 Retirement benefits (as amended)
This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. The Group has followed the transitional requirements of the Standard and has provided increasing levels of disclosure of amounts measured in accordance with the requirements of the Standard in its accounts for the years 2001, 2002, 2003 and 2004. With the exception of the recognition in the primary statements, which, with restated comparative data, is required for accounting periods commencing on or after 1 January 2005, the full extent of the requirements of FRS No. 17 are now disclosed in note 36 to these financial statements. The requirements of the Standard will have no impact on cash flows.

Restatements arising in prior years
UITF Abstract 38 Accounting for ESOP trusts

The results reported in these financial statements for 2002 were restated in 2003 to reflect the requirements of UITF 38. Shareholders’ deficit at 1 January 2002, originally reported in the accounts to 31 December 2002 at (£364m), has been restated in these financial statements (£394m).

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

Transactions in these financial statements which are identified as relating to discontinued operations comprise exceptional items (and associated tax effects) in respect of the following operations, all of which were sold or terminated before 1 January 2002:

Polyurethanes business
Tioxide business
Selected Petrochemicals businesses
Fluropolymers business
Acrylics business
Chlor-Chemicals, Klea and Crosfield businesses
Methanol business
Polyester business
Ethylene oxide business

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

Implementation of International Financial Reporting Standards
The Company will implement International Financial Reporting Standards (IFRS) for Group financial reporting with effect from 1 January 2005. The transition date for adoption of IFRS has been determined in accordance with IFRS 1 as 1 January 2004 (subject to finalisation of a proposed Securities and Exchange Commission rule on the exemption from provision of a second year of comparatives).

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	65

2	Directors’ and Officers’ remuneration and interests

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration report on pages 43 to 54.

The aggregate remuneration paid to or accrued for all Directors and Officers of the Company for services in all capacities during the year ended 31 December 2004 was £7.0m (2003 £5.2m; 2002 £6.0m); Directors £4.4m (2003 £2.8m; 2002 £4.0m); Officers £2.6m (2003 £2.4m; 2002 £2.0m). The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for Directors and Officers of the Company during the year ended 31 December 2004 was £0.5m (2003 £0.7m; 2002 £1.0m); Directors £0.3m (2003 £0.4m; 2002 £0.7m); Officers £0.2m (2003 £0.3m; 2002 £0.3m). At 14 February 2005 shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

	£1 Ordinary Shares†	Options granted†

		Options
	At	outstanding
	14 February	at 14 February	Subscription	Date latest
	2005	2005	prices	option expires
	Number	Number	£

Directors (for further details see Remuneration Report pages 49, 50 and 52)	488,947	8,554,995	£1.340 to £10.077	29.06.14

Officers	126,483	3,960,426	£1.340 to £10.077	29.06.14

†	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

66	ACCOUNTS

Notes relating to the accounts

3	Exceptional items before tax

	2004		2003		2002
	£m		£m		£m

Charged in arriving at operating profit (loss)(a)

Continuing operations

Restructuring	(5	)(a)	(189	)(a)	–

Other	–		(11	)(a)	–

Credited (charged) after operating profit (loss)

Continuing operations

Profits less losses on sale or closure of operations

Profits	41	(b)	64	(c)	114	(d)

Losses	(18	)(e)	(23	)(f)	(74	)(g)

	23		41		40

Profits less losses on disposals of fixed assets	(1)		5		3

Amounts written off investments	–		(57	)(h)	(99	)(i)

Discontinued operations

Profits less losses on sale or closure of operations

Profits	9		41	(j)	19

Losses	(29	)(k)	(50	)(l)	(9)

	(20)		(9)		10

Exceptional items within profit (loss) on ordinary activities before taxation	(3)		(220)		(46)

(a)	A detailed description of those exceptional items charged/credited in arriving at operating profit (loss) is provided in note 22 and includes the following in respect of 2004 and 2003:

2004
Exceptional items charged to operating profit include £8m in relation to the restructuring programmes announced in 2003 (including an extension to the programme following the disposal of the Quest Food Ingredients business) across each of:

(i) National Starch £1m, relating to severance costs;
(ii) Quest £7m, relating to severance costs.

Other items included within operating items in 2004 include a credit of £3m relating to the release of prior year restructuring provisions.

2003
Exceptional items charged to operating profit include £201m in relation to a significant restructuring programme announced in 2003 to improve cost effectiveness across each of:

(i) National Starch £59m, including severance costs of £19m and asset write-downs of £30m;
(ii) Quest £20m, including severance costs of £5m and asset write-downs of £6m;
(iii) Uniqema £48m, including severance costs of £38m and asset write-downs of £8m;
(iv) Paints £49m, including severance costs of £38m and asset write-downs of £2m; and
(v) the Corporate Centre £25m, included in the Regional and Industrial segment, including severance costs of £11m and asset write-downs of £2m.

Other items included within exceptional operating items in 2003 included a charge of £11m relating to the write-down of fixed assets in Quest following a review of the strategic direction of the future ERP systems development, and a credit of £12m relating to the release of prior year restructuring provisions.

(b)	The profits on sale or closure of continuing operations in 2004 relate to the gain on sale of part of the Group’s interest in Pakistan PTA (£26m), a £7m gain in relation to the release of provisions created for the sale of Synetix in 2002 (see note 22), and the gain on the sale of the nitrocellulose and trading businesses in India (£5m).

(c)	The profits on sale or closure of continuing operations in 2003 related primarily to the gain on sale of the Group’s interest in Huntsman International Holdings LLC (£50m), the gain on sale of the Group’s explosives business in India (£4m) and a gain on disposal of National Starch’s Cheese Coatings business (£5m).

(d)	The profits on sale or closure of continuing operations in 2002 related primarily to the profit on the sale of the Group’s catalyst business, Synetix, (£90m) and on the sale of the Security Systems business (£17m).

(e)	The losses on sale or closure of continuing operations in 2004 relate primarily to the loss on the sale of Quest’s Food Ingredients business (£9m), a loss on closure of the polyethylene business in Argentina (£4m) and a loss on the sale of the Metro (wall coverings) business in Canada (£5m).

(f)	The losses on sale or closure of continuing operations in 2003 related primarily to the loss on the sale of National Starch’s Permabond business (£19m).

(g)	The losses on sale or closure of continuing operations in 2002 related primarily to the loss on the sale of the UK Nitrocellulose and Energetic Technologies business (£32m) and the write-down of the Group’s investment in its 49% associate, Irish Fertilizer Industries Limited, and the additional costs incurred in relation to its liquidation (£27m).

(h)	Amounts written off investments in 2003 related to a provision to write-down the shares of the Company which it is committed to buy under forward contracts to hedge employee share options (see note 23). The provisions were made to write-down these shares to estimated net realisable value having regard to the period over which the related options are exercisable.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	67

3	Exceptional items before tax (continued)
(i)	Amounts written off investments in 2002 related to provisions for all ICI’s then existing investments in Ineos Chlor, where uncertainty existed as to the extent to which, and period over which these amounts would be recovered (see note 39).

(j)	The profits on sale of closure of discontinued operations in 2003 related to a number of provision releases related to prior year divestments and a £7m receipt from the Ineos Group in relation to a number of outstanding matters.

(k)	The losses on sale or closure of discontinued operations in 2004 relate to a £13m charge in relation to an increased provision in relation to the costs of the divestment of the Polyurethanes, Tioxide and selected petrochemical businesses, a £6m charge in relation to an increased provision in relation to the costs of the divestments of the Chlor-Chemicals, Klea and Crossfield businesses and a £5m charge relating to ICI’s exit from Ineos Chlor (see note 14).

(l)	ICI agreed in 2003, as part of an overall refinancing package for Ineos Chlor, to make available new funding comprising: a £30m cash contribution expected to be made in 2004, and additional loan financing of £30m expected to be drawn during 2005 (see note 39).A £30m charge relating to the cash contribution element of the refinancing was included within the losses on sale or closure of discontinued operations in 2003.

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

The major products of each business segment are as follows:

Business	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, fragrances, fragrance materials and food ingredients*

Uniqema	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives and specialty cleaning

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, agrochemicals, pharmaceuticals, rubber chemicals and wine chemicals

* Divested second quarter 2004.

The accounting policies for each segment are the same as those appearing on pages 58 and 59. The Group’ s policy is to transfer products internally at external market prices. Corporate overheads are allocated to each business segment on a consistent basis over the periods presented.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

68	ACCOUNTS

Notes relating to the accounts

4	Segment information (continued)

Classes of business
	Turnover				Profit before exceptional items, taxation and goodwill amortisation			Profit before interest and taxation after exceptional items and goodwill amortisation*

	2004	2003	2002		2004	2003	2002	2004	2003	2002
	£m	£m	£m		£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	1,870	1,866	1,841		219	199	224	202	108	206

Quest	584	691	716		51	45	82	35	15	75

Uniqema	629	669	804	†	19	8	49 †	30	(30)	152	†

Paints	2,161	2,163	2,182		216	203	188	194	136	171

Regional and Industrial	375	481	615		(26)	(25)	(10)	–	11	(65)

Inter-class eliminations	(18)	(21)	(33)

	5,601	5,849	6,125		479	430	533	461	240	539

Discontinued operations	–	–	–		–	–	–	(20)	(9)	10

Associates

Share of operating profits less losses					4	2	18	4	2	18

Interest receivable (payable)					–	1	(28)

Group net interest payable					(86)	(92)	(123)

Amounts written-off investments								–	(57)	(99)

	5,601	5,849	6,125		397	341	400	445	176	468

*Goodwill amortisation charged in arriving at the results

National Starch								16	17	18

Quest								1	1	1

Uniqema								1	1	1	†

Paints								17	17	17

Regional and Industrial								–	–	–

								35	36	37

					Depreciation (note 12)			Capital expenditure (note 12)

					2004	2003	2002	2004	2003	2002
					£m	£m	£m	£m	£m	£m

Continuing operations

National Starch					59	97	70	64	59	52

Quest					19	42	18	17	20	52

Uniqema					24	32	29 †	18	22	38	†

Paints					45	50	52	48	43	53

Regional and Industrial					22	29	27	13	10	20

					169	250	196	160	154	215

† Includes Synetix and Security Systems businesses, which were sold in 2002.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	69

4	Segment information (continued)

Geographical areas

The information opposite is re-analysed in the table below by geographic area. The figures for each geographic area show the turnover and profit made by, and the net operating assets owned by, companies located in that area; export sales and related profits are included in the areas from which those sales were made.

	Turnover			Profit before exceptional items, taxation and goodwill amortisation			Profit before interest and taxation after exceptional items and goodwill amortisation*

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK

External	563	580	752

Intra-Group	104	104	100

	667	684	852

Sales overseas

External	266	327	357

Intra-Group	126	129	159

	392	456	516

	1,059	1,140	1,368	65	60	87	90	(82)	87

Continental Europe

External	1,187	1,217	1,200

Intra-Group	315	324	359

	1,502	1,541	1,559	90	87	96	73	39	108

USA

External	1,722	1,856	2,050

Intra-Group	171	149	152

	1,893	2,005	2,202	72	76	131	56	109	127

Other Americans

External	574	592	583

Intra-Group	71	72	73

	645	664	656	50	44	45	36	19	41

Asia Pacific

External	1,216	1,213	1,130

Intra-Group	161	168	147

	1,377	1,381	1,277	191	155	168	205	148	171

Other countries

External	73	64	53

Intra-Group	–	–	1

	73	64	54	11	8	6	1	7	5

	6,549	6,795	7,116	479	430	533	461	240	539

Intra-area eliminations	(948)	(946)	(991)

	5,601	5,849	6,125	479	430	533	461	240	539

Discontinued operations	–	–	–	–	–	–	(20)	(9)	10

Associates

Share of operating pofits less losses				4	2	18	4	2	18

Interest (payable) receivable				–	1	(28)

Group net interest payable				(86)	(92)	(123)

Amounts written off investments							–	(57)	(99)

	5,601	5,849	6,125	397	341	400	445	176	468

* Amortisation of goodwill charged							35	36	37

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

70	ACCOUNTS

Notes relating to the accounts

4	Segment information (continued)

Classes of business
	Total assets less current liabilities

	2004	2003	2002
	£m	£m	£m

Net operating assets

Continuing operations

National Starch	1,287	1,317	1,441

Quest	309	437	447

Uniqema	405	431	459

Paints	790	835	864

Regional and Industrial	237	239	297

Total net operating assets	3,028	3,259	3,508

Net non-operating liabilities	(169)	(277)	(460)

	2,859	2,982	3,048

	Goodwill include above

	2004	2003	2002
	£m	£m	£m

Goodwill

National Starch	208	237	266

Quest	16	17	19

Uniqema	10	12	14

Paints	234	252	260

Regional and Industrial	12	14	15

	480	532	574

		Net non-operating liabilities

	notes	2004	2003	2002
		£m	£m	£m

Net non-operating liabilities

Non-operating assets

Fixed asset investments	14	61	57	33

Non-operating debtors	16	72	90	110

Investments and short-term deposits	17	105	345	285

Cash at bank	33	396	249	267

		634	741	695

Non-operating liabilities

Short-term borrowings	18	(137)	(29)	(226)

Current instalments of loans	19	(165)	(534)	(500)

Non-operating creditors	20	(501)	(455)	(429)

		(803)	(1,018)	(1,155)

		(169)	(277)	(460)

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	71

4	Segment information (continued)

Geographic areas

	Tangible fixed assets			Total assets less
				current liabilities

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Tangible fixed assets/Net operating assets

Continuing operations

United Kingdom	202	228	269	805	850	912

Continental Europe	413	434	414	617	670	690

USA	566	625	711	891	995	1,029

Other Americas	94	100	123	191	198	250

Asia Pacific	378	402	440	506	533	615

Other countries	6	5	4	18	13	12

Total net operating assets	1,659	1,794	1,961	3,028	3,259	3,508

Net non-operating liabilities				(169)	(277)	(460)

	1,659	1,794	1,961	2,859	2,982	3,048

Turnover by customer location
				2004	2003	2002
				£m	£m	£m

Continuing operations

United Kingdom				628	681	825

Continental Europe				1,261	1,300	1,306

USA				1,662	1,803	1,992

Other Americas				606	625	622

Asia Pacific				1,325	1,324	1,265

Other countries				119	116	115

				5,601	5,849	6,125

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

72	ACCOUNTS

Notes relating to the accounts

5	Operating profit

	2004	2003	2002
	£m	£m	£m

Operating profit before exceptional items

Continuing operations

Turnover	5,601	5,849	6,125

Operating costs

Cost of sales	(3,529)	(3,741)	(3,819)

Distribution costs	(882)	(931)	(971)

Research and development	(147)	(150)	(148)

Administration and other expenses	(634)	(649)	(714)

	(5,192)	(5,471)	(5,652)

Other operating income

Royalties	1	2	2

Other income	34	14	21

	35	16	23

Operating profit	444	394	496

Total charge for depreciation and amortisation of goodwill included above	(204)	(227)	(233)

Gross profit, as defined by Companies Act 1985	2,072	2,108	2,306

Operating profit after exceptional items

Continuing operations

Turnover	5,601	5,849	6,125

Operating costs

Cost of sales	(3,528)	(3,856)	(3,819)

Distribution costs	(883)	(943)	(971)

Research and development	(147)	(156)	(148)

Administration and other expenses	(639)	(716)	(714)

	(5,197)	(5,671)	(5,652)

Other operating income

Royalties	1	2	2

Other income	34	14	21

	35	16	23

Operating profit	439	194	496

Total charge for depreciation and amortisation of goodwill included above	(204)	(286)	(233)

Gross profit, as defined by Companies Act 1985	2,073	1,993	2,306

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	73

6	Share of operating profits less losses of associates

	2004	2003	2002
	£m	£m	£m

Continuing operations before exceptional items

Share of operating profits less losses before interest and tax

Dividends and other income	1	–	–

Share of operating profits less losses before exceptional items	3	2	18

	4	2	18

7	Net interest payable

	2004	2003	2002
	£m	£m	£m

Continuing operations

Interest payable and similar charges

Group

Loan interest

Bank loans	8	15	38

Other loans	122	124	148

	130	139	186

Interest on short-term borrowings

Bank borrowings	7	5	11

Other borrowings	11	21	35

	18	26	46

	148	165	232

Amortisation of discounted provisions	10	10	10

Associates interest payable (receivable)	–	(1)	28

Interest receivable and similar income

Group	(72)	(83)	(119)

Net interest payable	86	91	151

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

74	ACCOUNTS

Notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities
	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

2004

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	28	(10)	(1)	17

Double taxation relief	(15)	–	–	(15)

Deferred taxation	33	7	–	40

	46	(3)	(1)	42

Overseas taxation

Overseas taxes	59	20	(5)	74

Deferred taxation	4	(6)	–	(2)

	63	14	(5)	72

Associates	2	–	–	2

Tax on profit (loss) on ordinary activities	111	11	(6)	116

2003

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	60	(24)	(5)	31

Double taxation relief	(43)	–	–	(43)

Deferred taxation	18	(2)	–	16

	35	(26)	(5)	4

Overseas taxation

Overseas taxes	85	19	–	104

Deferred taxation	(22)	(45)	(1)	(68)

	63	(26)	(1)	36

Associates	1	–	–	1

Tax on profit (loss) on ordinary activities	99	(52)	(6)	41

2002

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	9	(8)	(3)	(2)

Double taxation relief	(2)	–	–	(2)

Deferred taxation	62	–	–	62

	69	(8)	(3)	58

Overseas taxation

Overseas taxes	39	–	–	39

Deferred taxation	8	7	–	15

	47	7	–	54

Associates	(1)	–	–	(1)

Tax on profit (loss) on ordinary activities	115	(1)	(3)	111

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2003 30%; 2002 30%).

The exceptional tax charges (credits) in 2004, 2003 and 2002 were principally in respect of disposal and restructuring programmes, as discussed in note 22.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	75

8	Taxation on profit (loss) on ordinary activities (continued)
	2004	2003	2002
	£m	£m	£m

Profit (loss) on ordinary activities before taxation is analysed as follows:

United Kingdom	103	(74)	80

Overseas	252	156	247

Associates	4	3	(10)

	359	85	317

The table below reconciles the total and current tax charge (credit) at the UK corporation tax rate to the Group’s tax on profit (loss) on ordinary activities:

Taxation charge at UK corporation tax rate (2004 30%; 2003 30%; 2002 30%)	108	26	95

Movement on provisions	(8)	(7)	26

Local taxes	9	19	6

Capital (gains) losses not taxable/deductible	23	27	(22)

Taxable Intra-Group dividend income	16	6	15

Depreciation permanently disallowed	–	2	5

Overseas tax rates	(10)	(8)	(13)

Current year tax losses not relieved	–	24	25

Prior year tax losses utilised	(31)	(36)	(10)

Goodwill amortisation	8	8	9

Tax holidays/manufacturing exemptions	(6)	(8)	(7)

Other	7	(12)	(18)

Tax on profit (loss) on ordinary activities	116	41	111

Timing differences

Movement on provisions	68	(46)	33

Pension and employee liabilities	(11)	10	11

Depreciation	–	–	16

Other	(19)	(16)	17

Total timing differences	38	(52)	77

Current tax charge	78	93	34

The main factors affecting the total tax charge in future periods will be any changes to the corporation tax rates in force in the countries in which the Group operates and the mix of profits between those territories.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries and associates, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,527m at 31 December 2004 (2003 £1,309m; 2002 £996m). It is not practicable to calculate the tax which would arise on remittance of these amounts: the tax would be substantially lower if calculated at statutory rates after giving effect to foreign tax credits.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

76	ACCOUNTS

Notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities (continued)

Deferred taxation

Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:

	2004	2003
	£m	£m

Deferred tax liabilities

UK fixed assets	29	25

Non-UK fixed assets	172	180

UK pension asset	142	139

Others	84	89

	427	433

Deferred tax (assets)

Restructuring provisions	(10)	(25)

Pensions	(73)	(48)

Employee liabilities	(51)	(65)

Business provisions	(38)	(60)

Stock valuation	(7)	(9)

Provisions on disposal of businesses	(8)	(41)

Losses	(95)	(128)

Intangibles	(28)	(44)

Foreign tax credits	(54)	(29)

Other	(57)	(12)

	(421)	(461)

Less valuation allowances	76	107

	(345)	(354)

Deferred tax liabilities accounted for at the balance sheet date	82	79

Analysed as:

Current	126	64

Non-current	(44)	15

	82	79

Deferred tax assets of £76m (2003 £107m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions. The change in valuation allowances during the year ended 31 December 2004 was £31m (2003 £14m) and the valuation allowance has been decreased by £6m (2003 £2m) by a change in circumstances.

Operating losses of £313m (2003 £454m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £95m (2003 £128m) against which are set valuation adjustments of £52m (2003 £83m). £3m of these losses, net of valuation allowances, have expiration dates through to 2007 and the balance can be carried forward indefinitely.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 42.

9	Dividends

	2004	2003	2002	2004	2003	2002
	Pence per £1 Ordinary Share			£m	£m	£m

Interim, paid 1 October 2004	3.40	2.75	3.00	40	32	36

Second interim, payable on 15 April 2005	3.90	3.50	4.50	46	42	52

	7.30	6.25	7.50	86	74	88

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

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	77

10	Earnings (loss) per £1 Ordinary Share

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2004

Net profit (loss) for the financial year before exceptional items	224	–	224

Exceptional items after tax and minorities	–	(14)	(14)

Net profit (loss) for the financial year	224	(14)	210

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’ s employee share ownership plan	(8)	(8)	(8)

Basic weighted average Ordinary Shares in issue during year	1,183	1,183	1,183

Dilutive effect of share options	1	1	1

Diluted weighted average Ordinary Shares	1,184	1,184	1,184

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	18.9	–	18.9

after exceptional items	18.9	(1.1)	17.8

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	18.8	–	18.8

after exceptional items	18.8	(1.1)	17.7

2003	£m	£m	£m

Net profit for the financial year before exceptional items	183	–	183

Exceptional items after tax and minorities	(160)	(3)	(163)

Net profit (loss) for the financial year	23	(3)	20

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’ s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,182	1,182	1,182

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	1,182	1,182	1,182

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

78	ACCOUNTS

Notes relating to the accounts

10	Earnings (loss) per £1 Ordinary Share (continued)

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2002

Net profit for the financial year before exceptional items	227	–	227

Exceptional items after tax and minorities	(61)	13	(48)

Net profit (loss) for the financial year	166	13	179

	million	million	million

Weighted average Ordinary Shares in issue during year	1,123	1,123	1,123

Weighted average shares held by Group’ s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,114	1,114	1,114

Dilutive effect of share options	2	2	2

Diluted weighted average Ordinary Shares	1,116	1,116	1,116

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	20.4	–	20.4

after exceptional items	14.9	1.2	16.1

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	20.3	–	20.3

after exceptional items	14.8	1.2	16.0

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option scheme for employees (note 23). Earnings per £1 Ordinary Share before exceptional items have been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

11	Intangible fixed assets – goodwill

£m

Group

Cost

At beginning of year	728

Acquisitions	1

Exchange adjustments	(24)

At end of year	705

Amortisation

At beginning of year	196

Charge for year	35

Exchange adjustments	(6)

At end of year	225

Net book value at end 2004	480

Net book value at end 2003	532

Substantially all of the Group’s goodwill arose on the purchase of Acheson Industries Inc. and of the European Home Improvement business of Williams Plc in 1998. The Directors estimate that the useful economic life of this goodwill is at least 20 years and it is amortised over 20 years in accordance with FRS No. 10 Goodwill and Intangible Assets.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	79

12	Tangible fixed assets

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Group

Cost

At beginning of year	868	2,246	115	3,229

New subsidiary undertakings	–	1	1	2

Capital expenditure	–	–	160	160

Transfers of assets into use	26	133	(159)	–

Exchange adjustments	(39)	(74)	(5)	(118)

Disposals and other movements	(34)	(142)	9	(167)

At end of year	821	2,164	121	3,106

Depreciation

At beginning of year	238	1,197		1,435

Charge for year	27	142		169

Exchange adjustments	(12)	(48)		(60)

Disposals and other movements	(5)	(92)		(97)

At end of year	248	1,199		1,447

Net book value at end 2004	573	965	121	1,659

Net book value at end 2003	630	1,049	115	1,794

Capital expenditure in the year includes capitalised finance leases of £1m; creditors for capital work done but not paid increased by £1m; the resulting cash expenditure on tangible fixed assets was £158m.

The net book value of the tangible fixed assets of the Group includes capitalised finance leases of £7m (2003 £6m) comprising cost of £10m (2003 £8m) less depreciation of £3m (2003 £2m). The depreciation charge for the year in respect of capitalised leases was £1m (2003 £1m) and finance charges were £nil (2003 £nil).

Included in land and buildings is £125m (2003 £137m) in respect of the cost of land which is not subject to depreciation.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

80	ACCOUNTS

Notes relating to the accounts

12	Tangible fixed assets (continued)

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Company

Cost

At beginning of year	32	179	11	222

Capital expenditure	–	–	11	11

Transfers of assets into use	–	10	(10)	–

Disposals and other movements	–	(2)	–	(2)

At end of year	32	187	12	231

Depreciation

At beginning of year	16	138	–	154

Charge for year	1	12	–	13

Disposals and other movements	–	(2)	–	(2)

At end of year	17	148	–	165

Net book value at end 2004	15	39	12	66

Net book value at end 2003	16	41	11	68

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

The net book value of land and buildings comprises:

Freeholds	536	591	5	5

Long leases (over 50 years unexpired)	18	19	–	–

Short leases	19	20	10	11

	573	630	15	16

13 Investments in subsidiary undertakings – Company
		Shares	Loans	Total
		£m	£m	£m

Cost

At beginning of year		3,885	6,678	10,563

New investments/new loans		–	1,723	1,723

Disposals/loans repaid		(1)	(239)	(240)

Exchange adjustments		(3)	(117)	(120)

At end of year		3,881	8,045	11,926

Provisions

At beginning of year		(73)	(1)	(74)

Exchange adjustments		2	–	2

At end of year		(71)	(1)	(72)

Balance sheet value at end 2004		3,810	8,044	11,854

Balance sheet value at end 2003		3,812	6,677	10,489

			2004	2003
			£m	£m

Shares in subsidiary undertakings which are listed investments

Balance sheet value			4	4

Market value			56	49

The Company’s investments in its subsidiary undertakings, which are eliminated on consolidation, consist of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 118.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

	ACCOUNTS	81

14	Investments in participating and other interests

	Associates		Other investments		Total
	Equity	Non equity	Shares	Loansø
	accounted	accounted
	shares	shares
	£m	£m	£m	£m	£m

Group

Cost

At beginning of year	12	1	18	114	145

Additions	–	–	2	26	28

Disposals and other movements	–	–	–	(134)	(134)

Reclassifications	–	–	1	12	13

Exchange adjustments	(1)	–	(3)	–	(4)

At end of year	11	1	18	18	48

Share of post-acquisition reserves less losses

At beginning of year	13				13

Retained profits less losses	2				2

Reclassifications	(1)				(1)

Disposals and other movements	–				–

Exchange adjustments	1				1

At end of year	15				15

Provisions

At beginning of year	–	(1)	(1)	(99)	(101)

Additions	–	–	–	(30)	(30)

Disposals	–	–	–	129	129

Exchange adjustments	–	–	–	–	–

At end of year	–	(1)	(1)	–	(2)

Balance sheet value at end 2004	26	–	17	18	61

Balance sheet value at end 2003	25	–	17	15	57

ø	At the start of 2004 loans to other investments principally comprised the Group’s loans to its investment in Ineos Chlor. Under an agreement announced in October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As part of the agreement, ICI has written off all existing indebtedness from Ineos Chlor and transferred its 15% shareholding in Ineos Chlor to Ineos (see note 39). Of the £134m of loans advanced, £129m had been fully provided (£30m transferred from other provisions (see note 21)). The net write off of the balance of £5m has been included as an exceptional item (see note 3).

The fair values of unlisted investments (Other investments-shares) are not materially different from their carrying values.

The Group’s principal associate at 31 December 2004 is:

	Issued share and loan capital at date of latest available audited accounts		Held by a subsidiary of ICI	Principal activities
	Class of capital	£m	%

IC Insurance Ltd	Ordinary	20	49	Insurance and reinsurance underwriting

IC Insurance Ltd is incorporated in England and its principal operations are carried out in the UK.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

82	ACCOUNTS

Notes relating to the accounts

14	Investments in participating and other interests (continued)

Other
shares
£m

Company

Cost

At the beginning and end of year	2

Provisions

At the beginning and end of year	(1)

Balance sheet value at end 2004	1

Balance sheet value at end 2003	1

15	Stocks

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Raw materials and consumables	212	204	5	5

Stocks in process	19	14	1	–

Finished goods and goods for resale	417	408	31	22

	648	626	37	27

16	Debtors

	Group		Non-operating debtors		Company
			included in Group

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Amounts due within one year

Trade debtors	795	818			5	14

Less: amounts set aside for doubtful accounts	(39)	(47)			–	–

	756	771			5	14

Amounts owed by subsidiary undertakings					1,827	2,065

Prepaid pension costs	57	54			35	30

Taxation recoverable	10	22	10	22	–	–

Other prepayments and accrued income	85	95	9	21	13	27

Other debtors	141	142	13	5	4	5

	1,049	1,084	32	48	1,884	2,141

Amounts due after more than one year

Prepaid pension costs	473	453	–	–	303	297

Other debtors	65	68	40	42	–	–

	538	521	40	42	303	297

	1,587	1,605	72	90	2,187	2,438

Trade debtors includes amounts which have been securitised with a financial institution. An amount of £104m (2003 nil) is included within short-term borrowings as the Group retains the risks in relation to this amount. Accordingly the financial institution has the rights over amounts included within trade debtors of £168m at 31 December 2004 (2003 nil) (up to a maximum of its loan).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments for the ICI Pension Fund (see note 40). The asset-backed guarantee is secured by way of fixed and floating charges over the trade debtors and cash of certain Group companies, which have been assigned to the SPV. At 31 December 2004, £251m of trade debtors and £80m of cash were assigned to the SPV.

Under US GAAP, the amounts due after more than one year would be shown as non-current.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	83

17	Current asset investments and short-term deposits
	Group

	2004	2003
	£m	£m

Unlisted investments and short-term deposits	105	345

Included in cash and cash equivalents	82	345

Included in unlisted investments and short-term deposits and cash are amounts totalling £94m (2003 £99m) held by the Group’s insurance subsidiaries. At 31 December 2004 £48m (2003 £40m) was readily available for the general purposes of the Group.

The management of current asset investments is discussed in note 37.

18	Short-term borrowings
	Group		Average interest
			rate – Group*

	2004	2003	2004	2003
	£m	£m	£m	£m

Bank borrowings

Secured – by floating charge	112	1

Unsecured	10	16

	122	17	2.8	3.6

Other borrowings

Unsecured	15	12	0.3	–

	137	29

Maximum short-term borrowings outstanding during year	140	755

*	Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

19	Other creditors
	Group			Non-operating creditors			Company
				included in Group

	2004		2003	2004		2003	2004	2003
	£m		£m	£m		£m	£m	£m

Amounts due within one year

Trade creditors	740		665				59	55

Amounts owed to subsidiary undertakings							5,542	4,397

Corporate taxation	386	†	342	386	†	342	171	179

Value added and payroll taxes and social security	27		30				–	–

Dividends to Ordinary Shareholders	46		42	46		42	46	42

Accruals	276		288	58		61	32	25

Other creditors*	300		296	11		10	27	27

	1,775		1,663	501		455	5,877	4,725

Amounts due after more than one year

Corporate taxation	1		1				–	–

Amounts owed to subsidiary undertakings							3,321	3,450

Pension liabilities	5		–				–	–

Other creditors*	14		17				14	–

	20		18				3,335	3,450

*	Includes obligations under finance leases (note 34).

†	Included within this balance is the current year corporate taxation charge and provision for potential liabilities for taxation arising in prior years and various tax exposures. In particular, a provision of £84m exists for the exposures arising from the Group’s reshaping and disposal programme and a provision of £71m to cover exposures in respect of transfer pricing issues in various jurisdictions around the world.

Under US GAAP, provisions for liabilities and charges (note 21) would be shown under other creditors.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

84	ACCOUNTS

Notes relating to the accounts

20	Loans
			Group		Company

		Repayment	2004	2003	2004	2003
		dates	£m	£m	£m	£m

Secured loans

US dollars		2005/2016	2	6

Other currencies		2005/2006	1	41

Total secured			3	47

Secured by fixed charge	– bank loans		1	23

	– other		–	–

Secured by floating charge	– bank loans		2	7

	– other		–	17

Unsecured loans

Sterling

9 3/4% Bonds		2005	100	100	100	100

7.625% Bonds		2007	299	299

Others		2005	13	10

			412	409	100	100

US dollars

8 7/8% Debentures		2006	130	140

7 1/20% Notes		2007	130	140

6 19/20% Notes		2004	–	421

5 5/8% Notes		2013	259	281

4 3/8% Notes		2008	259	281

Variable rate medium-term notes		2010	26	28	26	28

Others		2005/2008	43	50

			847	1,341	26	28

Other currencies		2005/2012	16	37	5	5

Total unsecured			1,275	1,787	131	133

Total loans – before financial derivatives (see table on page 85)			1,278	1,834	131	133

Financial derivatives			4	53

Total loans – after financial derivatives (see table on page 85)			1,282	1,887	131	133

The secured debt referred to in this note and the secured short-term borrowings referred to in note 18 were secured by property, plant and other assets with a net book value at 31 December 2004 of £179m.

An analysis reflecting the effects of financial instruments on the Group’s financial liabilities at 31 December 2004 is set out in note 37.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	85

20	Loans (continued)

Effects of financial derivatives

The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2004.
			Before	After
			financial	financial
			derivatives	derivatives
			£m	£m

Sterling			412	113

US Dollar			849	978

Euro and Euro related currencies			9	138

Japanese Yen			6	51

Others			2	2

			1,278	1,282

Fixed rate loans			1,084	266

Floating rate loans			194	1,016

			1,278	1,282

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Loan maturities

Bank loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	–	–	–	–

From 2 to 5 years	19	32	–	–

From 1 to 2 years	12	13	–	–

Total due after more than one year	31	45	–	–

Total due within one year	15	37	–	–

	46	82	–	–

Other loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	288	312	26	28

From 2 to 5 years	643	863	–	–

From 1 to 2 years	155	133	–	105

Total due after more than one year	1,086	1,308	26	133

Total due within one year	150	497	105	–

	1,236	1,805	131	133

Total loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	288	312	26	28

From 4 to 5 years	1	287	–	–

From 3 to 4 years	267	427	–	–

From 2 to 3 years	394	181	–	–

From 1 to 2 years	167	146	–	105

Total due after more than one year	1,117	1,353	26	133

Total due within one year	165	534	105	–

Total loans	1,282	1,887	131	133

Aggregate amount of loans any instalment of which falls due after 5 years	294	319	26	28

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

86	ACCOUNTS

Notes relating to the accounts

21	Provisions for liabilities and charges

	Deferred	Pensions	Post	Environmental	Disposal	Restructuring	Other	Total
	taxation	(note 36)	retirement	provisions *	provisions	provisions	provisions †
			health care		(note 22)	(note 22)
			(note 36)
	£m	£m	£m	£m	£m	£m	£m	£m

Group

At beginning of 2004	79	134	188	35	348	148	160	1,092

Profit and loss account	38	26	17	(3)	39	5	(5)	117

Increase due to effluxion of time					10			10

Net amounts paid or becoming payable	–	(39)	(16)	(3)	(85)	(77)	(6)	(226)

Exchange and other movements	(35)	4	(13)	(4)	(2)	(3)	(26)	(79)

At end of 2004	82	125	176	25	310	73	123	914

Company

At beginning of 2004	79	–	–	–	67	42	19	207

Profit and loss account	33	–	–	–	11	(3)	–	41

Net amounts paid or becoming payable	–	–	–	–	(28)	(25)	(1)	(54)

Exchange and other movements	(9)	–	–	–	–	–	–	(9)

At end of 2004	103	–	–	–	50	14	18	185

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 19).

*	Other than arising on disposal.
†	Includes £70m relating to provisions for the write-down of shares held under forward contracts to hedge employee share options.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	87

22	Disposal and legacy, and restructuring provisions

	Disposal provisions			Restructuring provisions

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

At beginning of year	348	458	501	148	64	144

Exceptional items before tax	39	(6)	73	5	189	–

Asset write-offs	–	–	–	–	(48)	–

Amounts paid	(85)	(105)	(127)	(77)	(54)	(67)

Exchange and other adjustments	8	1	11	(3)	(3)	(13)

At end of year	310	348	458	73	148	64

Comprising

Severance costs	21	20	33	54	107	42

Other	289	328	425	19	41	22

	310	348	458	73	148	64

Disposal and legacy provisions

ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy, the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2002

Between 1997 and 2002 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses, Chlor-Chemicals, Klea and Crosfield businesses, Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertiliser business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymers business, Ethylene Oxide, the Methanol business and the Methylamines and derivatives businesses, the Group’s 50% interest in Phillips-Imperial Petroleum and the Eutech engineering consultancy.

Provisions were created for both long term residual obligations resulting from the divestments and more immediate and direct disposal costs. Total provisions created for the divestments prior to 2002 were £1,547m mainly in respect of termination costs (£291m), pension costs relating to employees transferring to the purchaser (£302m), transaction costs (£90m), separation costs (£62m), IT related costs (£38m), site clearance (£48m), asset write-downs (£74m), and long-term residual costs (£285m).

The long term residual provisions were created to cover legacy management, legal, estates, pension administration and environmental costs resulting from these divestments. The nature of the provisions is such that expenditure is expected to occur over the period from 2005 to at least 2030. During 2004 revisions were made to these provisions resulting in a release of £4m. At 31 December 2004, £248m remained to be spent.

The direct disposal provisions relating to the pre-2002 divestments were reviewed during 2004 resulting in a net charge of £23m to exceptional profit. At 31 December 2004, £37m remained to be spent relating to pre-2002 divestments principally termination costs (£11m), transaction costs (£3m) and site costs (£4m). These provisions are expected to be substantially utilised by the end of 2005.

2002

(i) Synetix

The Group completed the sale of its catalyst business, Synetix, in 2002. Provisions charged were £46m, mainly in respect of transition and separation costs (£19m), pension costs relating to employees transferring to the purchaser (£14m), termination costs (£2m) relating to 31 employees, transaction costs (£7m) and environmental costs (£2m). At 31 December 2004, £5m remained to be spent including separation costs (£3m), termination costs (£1m) and environmental costs (£1m). During 2004, revisions were made to these provisions resulting in a release of £7m. The majority of the provisions are expected to be utilised by the end of 2005.

(ii) Other disposals

The Group also divested some smaller businesses including the 51% owned pharmaceutical business of ICI India, its Security Systems business and the UK Nitrocellulose and Energetic Technologies businesses. In addition, IFI, the Irish Fertilizer business in which the Group has a 49% interest ceased trading. Provisions of £37m were raised for these transactions, mainly in respect of separation costs (£14m), costs relating to employees transferring to the purchaser (£13m) and transaction related costs (£5m). At 31 December 2004, £2m remained to be spent including separation costs (£1m) and environmental costs (£1m). Full utilisation is expected by the end of 2005.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

88	ACCOUNTS

Notes relating to the accounts

22	Disposal and restructuring provisions (continued)

2003

During 2003 the Group divested the Permabond and Cheese Coatings businesses of National Starch and the Explosives business of ICI India. Provisions of £6m were charged in respect of severance costs (£2m) relating to 50 employees, separation costs (£1m) and transaction related costs (£3m). At 31 December 2004, £3m remained to be spent relating to transaction costs, and full utilisation is expected by the end of 2005.

2004

(i)	Food Ingredients

The Group completed the sale of Quest’s Food Ingredients business on 30 April 2004. Provisions of £22m were charged in respect of transaction costs (£6m), pension costs relating to employees transferring to the purchaser (£6m), separation costs (£9m) and severance costs (£1m). As at 31 December 2004, £12m remained to be spent being pension costs relating to employees transferring to the purchaser (£5m), separation costs (£6m), and severance costs (£1m). The majority of provisions are expected to be utilised by the end of 2005.

(ii)	Other disposals

During 2004 the Group closed its polyethylene business in Argentina. Provisions of £5m were charged in respect of transaction costs (£1m), separation costs (£1m), and severance costs (£3m). At 31 December 2004, £3m remained to be spent relating to separation costs (£1m) and severance costs (£2m). The majority of provisions are expected to be utilised by the end of 2005.

Restructuring provisions

Prior to 2002

The Group undertook a series of restructuring actions between 1999 and 2001 across its portfolio affecting the following segments: National Starch, Quest, Uniqema, Paints, Discontinued businesses, and reorganisation of the Corporate Centre.

The total exceptional provisions before tax of £319m for these restructuring programmes was charged against profits. The total included £158m related to termination of 2,330 employees, £48m to asset write-downs and £113m for other costs. During 2004 a review of restructuring provisions was conducted, leading to a release of £3m. At 31 December 2004, £9m of provisions remained to be spent, including £6m relating to severance of employees. The provisions are expected to be substantially utilised by the end of 2005.

2003

In 2003 the Group undertook a series of restructuring programs to improve cost effectiveness across each of the following segments:

(i)	National Starch – staff reductions mainly in administration and the restructuring of manufacturing assets, predominantly across the Specialty Starch division.

(ii)	Quest – staff reductions in the food business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Uniqema – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the US.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate Centre – staff reductions resulting in a smaller and more focused corporate centre.

The plans focus on manufacturing and supply chain rationalisations and reductions in administrative support. The total exceptional charge in 2003 included £111m relating to the termination of some 2,130 employees, £48m for asset write-downs and £42m for other costs. During 2004 an extension to the restructuring program was approved in Quest following the disposal of the Food Ingredients business. Revisions were made to the estimated cost of the programme resulting in £8m being charged as an exceptional loss, relating to termination of employees. Further charges of £19m relating to the termination of employees are expected in 2005, bringing the total exceptional charge for the programmes to £228m. A charge of £1m was incurred by National Starch in the year, with a further £4m expected in 2005. A charge of £7m was incurred by Quest in the year, with a further £15m expected in 2005. Spend of £71m was incurred during the year, with the remainder expected to be substantially utilised by the end of 2005. At 31 December 2004, £75m remained to be spent including £48m relating to the termination of 634 employees.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	89

23	Called-up share capital of parent company

	Authorised	Allotted,
		called-up
		and fully paid
Ordinary Shares of £1 each	£m	£m

At beginning of 2002	850	728

Rights Issue		463

Increase in authorised share capital	550

Employee share option schemes – options exercised		–

At end of 2002	1,400	1,191

Employee share option schemes – options exercised		–

At end of 2003	1,400	1,191

Employee share option schemes – options exercised		–

At end of 2004	1,400	1,191

Rights Issue

In 2002, the Company completed an issue of rights to purchase Ordinary Shares. A total of 463m Ordinary Shares of £1 each were issued at 180p per share in a 7 for 11 rights issue. Of the total £807m raised, net of £27m expenses, £463m was credited to share capital and £344m to the share premium account.

Employees’ share option schemes and other share based plans

ICI grants share options and other market based units to Executive Directors and members of the Executive Management Team under two main plans: the Performance Growth Plan and the 2004 Executive Share Option Plan. These schemes are described on pages 48 to 50. The Company also operates a Performance Share Plan (PSP), under which grants have been made to approximately 200 senior staff below the level of the Executive Management Team. There are also share options outstanding under a number of schemes under which grants are no longer made. These are the 1994 Share Option Scheme (Senior Staff Scheme) and the 1994 Stock Appreciation Rights Plan (SARP). There are also options outstanding from the Company’s savings related share option scheme (UK – Sharesave). The ten year approval period for the UK Sharesave Plan has now ended and the last grant under this plan was made on 11 December 2003.

At 31 December 2004, the number of conditional awards of ordinary share equivalents outstanding under the Performance Growth Plan was 3,902,288 (2003 2,888,320). The number of conditional awards during 2004 was 1,585,303 (2003 1,851,255) with lapses during the year of 546,020 (2003 1,453,725).

Under the PSP plan awards are conditional on preset earnings per share targets over a three year period. Awards are delivered in ICI shares or for US based participants, ADSs. At 31 December 2004 the number of conditional awards of ordinary share equivalents outstanding under the Performance Share Plan was 2,133,600 (2003 nil). The number of conditional awards during 2004 was 2,192,190 (2003 nil) with lapses during the year of 58,590 (2003 nil).

The prices at which options are granted under the 2004 Executive Share Option Plan must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the three business days immediately preceding the date on which the option is offered. Options under this scheme expire after 10 years.

The Group has acquired, or is committed to acquire under forward contracts, 34.7m shares or ADSs of the Company to hedge its obligations under the Senior Staff and Executive Share Options and Stock Appreciation Rights, the Performance Growth Plan and the Performance Share Plan. 8.3m shares have been purchased in the market by a trust. In addition, the trust has entered into forward commitments to purchase 26.4m shares at a weighted average cost of £4.78 per share (total commitment £126m) in 2005, although the trust has the option to roll forward these commitments for further periods if required. These forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2004, no collateral is posted with the counterparties to these transactions. These shares are intended to satisfy requirements for share options exercisable in the period 2005 to 2014. In 2003 a provision of £70m was made to write-down the shares under forward commitments to estimated net realisable value having regard to the period over which the related options are exercisable.

Under the UK Sharesave Scheme the price at which options were granted could not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options was made. The total purchase cost in respect of options granted under the UK Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee. The maximum number of shares to be made available under this scheme for issue under option during a ten year period will not exceed 5% of the Company’s Ordinary Share Capital in issue on 21 March 1994.

Options granted to Directors are shown in the Remuneration report on pages 49 and 50.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

90	ACCOUNTS

Notes relating to the accounts

23	Called-up share capital of parent company (continued)

a)	Transactions on Option Schemes

	Senior Staff Scheme		UK – Sharesave		SARP
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
		exercise		exercise	in ADSs	exercise
		price		price		price
	000		£000		£000	$

Outstanding

At beginning of 2002	18,442	5.20	12,035	3.16	2,518	30.61

Granted	6,272	2.84	3,854	2.07	1,079	16.19

Exercised	–	–	(12)	2.68	–	–

Cancelled	(2,311)	5.82	(3,630)	3.48	(70)	39.56

At beginning of 2003	22,403	4.48	12,247	2.72	3,527	26.02

Granted	15,077	1.37	4,399	1.58	2,227	8.65

Exercised	–	–	(1)	2.28	–	–

Cancelled	(5,694)	4.21	(5,269)	2.84	(340)	30.19

At beginning of 2004	31,786	3.06	11,376	2.23	5,414	18.62

Granted	2,700	2.31	–	–	337	16.83

Exercised	(778)	1.34	(32)	1.73	(131)	10.19

Cancelled	(2,342)	3.88	(2,665)	2.74	(224)	23.65

At end of 2004	31,366	2.97	8,679	2.08	5,396	18.50

Number of options exercisable at:

31 December 2002	7,795	5.91	944	3.13	1,048	36.59

31 December 2003	7,674	5.30	69	3.01	1,591	30.55

31 December 2004	7,336	4.62	331	2.25	1,090	31.02

b)	Summary of share options outstanding at 31 December 2004
	Total options outstanding			Exercisable options
	at 31 December 2004			at 31 December 2004

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
		remaining	exercise		exercise
		contractual	price		price
		life
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £10	30,549	7.17	2.78	6,519	3.94

£10 – £20	817	3.37	10.08	817	10.08

	31,366		2.97	7,336	4.62

UK–Sharesave

£0 – £10	8,679	2.17	2.08	331	2.25

£10 – £20	–	–	–	–	–

	8,679		2.08	331	2.25

SARP (ADSs)

$0 – $20	3,352	8.03	11.72	188	13.54

$20 – $40	1,858	5.41	26.63	717	28.20

$40 – $60	78	2.16	51.62	77	51.62

$60 – $80	108	3.37	65.49	108	65.49

	5,396		18.50	1,090	31.02

At 31 December 2004 there were options outstanding in respect of 40.0m (2003 43.2m) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2005 to 2014 (2003: 2004 to 2013) at subscription prices of £1.34 to £10.08 (2003 £1.34 to £10.08). Movements in the number of shares under option during 2004 comprised new options 2.7m, options exercised 0.8m, and options lapsed or waived 5.0m. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.03m (2003 0.02m; 2002 0.01m). The weighted average subscription price of options outstanding at 31 December 2004 was £2.78. The weighted average grant price is equal to the weighted average exercise price detailed in the tables above.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	91

24	Reserves

	Share premium account	Retained earnings			Total

		Associates	Profit and loss account	Total
	£m	£m	£m	£m	£m

Group

Reserves attributable to parent company shareholders

At beginning of 2002	589	22	(1,733)	(1,711)	(1,122)

Net profit (loss) for the financial year	–	(13)	192	179	179

Dividends (note 9)			(88)	(88)	(88)

Transfer of goodwill			22	22	22

Movement in respect of own shares			(6)	(6)	(6)

Movement in reserves		2	(2)

Amounts taken direct to reserves

Share premiums – Rights issue	344				344

Exchange adjustments	–	–	(57)	(57)	(57)

	344	–	(57)	(57)	287

At beginning of 2003	933	11	(1,672)	(1,661)	(728)

Net profit (loss) for the financial year	–	2	18	20	20

Dividends (note 9)			(74)	(74)	(74)

Transfer of goodwill			27	27	27

Movement in respect of own shares			5	5	5

Amounts taken direct to reserves

Share premiums – Share option schemes	–				–

Exchange adjustments	–	–	9	9	9

	–	–	9	9	9

At beginning of 2004	933	13	(1,687)	(1,674)	(741)

Net profit (loss) for the financial year	–	2	208	210	210

Dividends (note 9)			(86)	(86)	(86)

Transfer of goodwill			154	154	154

Movement in respect of own shares			1	1	1

Amounts taken direct to reserves

Share premiums – Share option schemes	–				–

Exchange adjustments	–	–	(8)	(8)	(8)

	–	–	(8)	(8)	(8)

At end of 2004	933	15	(1,418)	(1,403)	(470)

At the end of 2004, the cumulative goodwill offset against profit and loss account amounted to £3,846m (2003 £4,000m; 2002 £4,027m). The transfer of goodwill in 2004 relates to the proportion of goodwill transferred to the profit on disposal on the divestment of the Quest Food Ingredients business. £8m of the amount shown for 2003 relates to adjustments to the purchase price of the 1997 acquisitions, with the remainder of the amount shown for 2003 representing the transfer of goodwill on disposal of National Starch’s Permabond business. Included in this cumulative goodwill figure was negative goodwill, the cumulative amount of which at 31 December 2004 was £1m (2003 £1m; 2002 £1m).

The own share reserve has been reclassified as part of the profit and loss reserve during the year. A negative amount of £52m (2003: £53m) has been reclassified as at 31 December 2004.

Own shares relate to 8.3m (2003 8.8m) shares of the company held by Imperial Chemical Industries PLC Employee Benefits Trust which are under option to, or conditionally gifted to, employees under the arrangement described in Note 23. The shares are held at a cost of £52m (2003 £53m) and have a market value at 31 December 2004 of £20m (2003 £18m).

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

92	ACCOUNTS

Notes relating to the accounts

24	Reserves (continued)

In the Group accounts, £99m of net exchange gains on foreign currency loans (2003 gains £111m; 2002 gains £157m) have been offset in reserves against exchange losses (2003 losses; 2002 losses) on the net investment in overseas subsidiaries and associates.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above statement of Group reserves. US GAAP – SFAS No.52, Foreign Currency Translation, requires the separate disclosure of the cumulative amount of the foreign currency translation effects on shareholders’ funds, as follows:

	2004	2003	2002
	£m	£m	£m

At beginning of year	(450)	(459)	(402)

Exchange adjustments	(8)	9	(57)

At end of year	(458)	(450)	(459)

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary undertakings or associates; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of associates at equity accounted value.

The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purpose of calculating the basis of the borrowing limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £2,589m at 31 December 2004 (2003 £2,543m; 2002 £2,934m).

	Share	Profit	2004	2003
	premium	and loss
	account	account	Total	Total
	£m	£m	£m	£m

Company

Reserves

At beginning of year	933	2,393	3,326	3,066

Net profit for the year		217	217	283

Dividends		(86)	(86)	(74)

Amounts taken direct to reserves

Exchange and other adjustments	–	(22)	(22)	51

At end of year	933	2,502	3,435	3,326

By virtue of S230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.

25	Net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m

Operating profit	439	194	496

Exceptional charges within operating profit	5	200	–

Operating profit before exceptional items	444	394	496

Depreciation and amortisation of goodwill	204	227	233

Stocks (increase)/decrease	(75)	2	11

Debtors (increase)/decrease	(50)	52	(35)

Creditors increase/(decrease)	115	(59)	23

Other movements	(26)	(25)	(37)

	612	591	691

Outflow related to exceptional items	(81)	(52)	(68)

	531	539	623

Outflow related to exceptional items includes expenditure in respect of exceptional provisions relating to business rationalisation and restructuring.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	93

26	Returns on investments and servicing of finance
		2004	2003	2002
		£m	£m	£m

Interest received		87	95	121

Interest paid		(153)	(177)	(285)

Dividends paid by subsidiary undertakings to minority shareholders		(13)	(14)	(21)

		(79)	(96)	(185)

27	Capital expenditure and financial investment

	2004	2003	2002
	£m	£m	£m

Purchase of tangible fixed assets	(158)	(154)	(219)

Sale of fixed assets	8	16	35

	(150)	(138)	(184)

28	Acquisitions

		2004	2003
		Total	Total
		fair value	fair value
		£m	£m

Subsidiary undertakings and operations

Fair value of net assets acquired		3	–

Goodwill acquired		1	3

Consideration for subsidiary undertakings and operations acquired		4	3

Investments in associated undertakings		–	5

Investments in participating interests and other interests		25	10

		29	18

Cash consideration	– current year	29	18

	– previous years’ acquisitions	–	2

		29	20

29	Management of liquid resources

	2004	2003	2002
	£m	£m	£m

Commercial paper	1	–	(2)

Bank deposits and certificates of deposit	229	(186)	(12)

Floating rate notes, medium rate notes, treasury bills	(5)	(8)	1

	225	(194)	(13)

Liquid resources are current asset investments held as readily disposable stores of value. In these accounts they comprise current asset investments and short-term deposits (note 17).

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

94	ACCOUNTS

Notes relating to the accounts

30	Disposals

	2004	2003
	£m	£m

Subsidiary undertakings and operations

Tangible fixed assets and investments	62	6

Net current assets	30	4

Creditors due after more than one year	–	(2)

Provisions for liabilities and charges	–	(1)

Minority interests	2	(4)

Book value of net assets disposed	94	3

Disposal costs and provisions	31	6

Goodwill written back on disposal	154	19

Investments in participating interests	–	123

Profits less losses on disposals	12	50

Consideration received on prior year disposals	–	14

	291	215

Outflow on divestment provisions	(82)	(111)

Cash consideration	209	104

Comprising inflow (outflow) arising on

current year’s disposals	278	20

previous year’s disposals	(69)	84

	209	104

During 2004 the Group received gross cash consideration for disposals of operations of £291m (2003 £215m). Of this amount, £82m (2003 £111m) was paid against ongoing disposal costs and provisions.

Disposals by the Group during 2004 included the sale of Quest Food Ingredients and disposal of 18.9% of the Group’s shares in Pakistan PTA.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	95

31	Financing

		Financing – shares				Financing – debt					Total

		Shares issued by Company		Minorities *	Total	Loans	Short-term	Finance	Total
							borrowings	leases
		Share	Share				other than
		capital	premium				overdrafts
	notes	23	24			20	33	34
		£m	£m	£m	£m	£m	£m	£m	£m		£m

At beginning of 2002		(728)	(589)	(31)	(1,348)	(2,955)	(377)	(4)	(3,336)		(4,684)

Exchange adjustments				3	3	157	(42)	1	116		119

Financing

New finance		(463)	(344)	–	(807)	(70)	(3,102)	–	(3,172)		(3,979)

Finance repaid						1,005	3,317	1	4,323		4,323

Cash flow		(463)	(344)	–	(807)	935	215	1	1,151		344

Acquisitions and disposals		–	–	–	–	–	(1)	–	(1)		(1)

Other movements		–	–	(3)	(3)	–	–	(3)	(3)		(6)

At beginning of 2003		(1,191)	(933)	(31)	(2,155)	(1,863)	(205)	(5)	(2,073)		(4,228)

Exchange adjustments				2	2	111	(38)	–	73		75

Financing

New finance		–	–	–	–	(620)	(2,884)	–	(3,504)		(3,504)

Finance repaid						483	3,104	1	3,588		3,588

Cash flow		–	–	–	–	(137)	220	1	84		84

Acquisitions and disposals		–	–	–	–	2	–	–	2		2

Other movements		–	–	2	2	–	–	–	–		2

At beginning of 2004		(1,191)	(933)	(27)	(2,151)	(1,887)	(23)	(4)	(1,914)		(4,065)

Exchange adjustments				2	2	99	(20)	1	80		82

Financing

New finance		–	–	–	–	(12)	(896)	–	(908	)†	(908)

Finance repaid						521	812	1	1,334	ø	1,334

Cash flow		–	–	–	–	509	(84)	1	426		426

Acquisitions and disposals		–	–	1	1	(3)	–	–	(3)		(2)

At end of 2004		(1,191)	(933)	(24)	(2,148)	(1,282)	(127)	(2)	(1,411)		(3,559)

* Share capital element of minority interests

		Repayment	Currency	Rate	Amount
		dates		%	£m

† New finance	Bank loan	2004–2005	Various	Various	10

	Euro commercial paper	2004	Various	Various	382

	US commercial paper	2004	US$	Various	50

	Money market loans	2004	Various	Various	348

	Others				118

					908

ø Finance repaid	Bank loan				40

	Euro commercial paper		Various	Various	382

	US commercial paper		US$	Various	50

	Bond repayments		US$	6.95%	412

	Money market loans		Various	Various	348

	Others				102

					1,334

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

96	ACCOUNTS

Notes relating to the accounts

32	Analysis of net debt

		Cash	Financing – debt					Current asset	Net debt
								investments

			Loans		Short-term	Finance	Total
			Due after	Due within	borrowings	leases
			one year	one year	other than
					overdrafts
	notes	1,33	20	20	33	34		17
		£m	£m	£m	£m	£m	£m	£m	£m

At beginning of 2002		260	(1,705)	(1,250)	(377)	(4)	(3,336)	159	(2,917)

Exchange adjustments		(5)	100	57	(42)	1	116	(12)	99

Cash flow		(8)	(28)	963	215	1	1,151	13	1,156

Acquisitions and disposals		(1)	–	–	(1)	–	(1)	–	(2)

Other non-cash changes		–	270	(270)	–	(3)	(3)	–	(3)

At beginning of 2003		246	(1,363)	(500)	(205)	(5)	(2,073)	160	(1,667)

Exchange adjustments		11	63	48	(38)	–	73	(9)	75

Cash flow		(12)	(580)	443	220	1	84	194	266

Acquisitions and disposals		(2)	–	2	–	–	2	–	–

Other non-cash changes		–	527	(527)	–	–	–	–	–

At beginning of 2004		243	(1,353)	(534)	(23)	(4)	(1,914)	345	(1,326)

Exchange adjustments		(8)	69	30	(20)	1	80	(15)	57

Cash flow		155	39	470	(84)	1	426	(225)	356

Acquisitions and disposals		(4)	(3)	–	–	–	(3)	–	(7)

Other non-cash changes		–	131	(131)	–	–	–	–	–

At end of 2004		386	(1,117)	(165)	(127)	(2)	(1,411)	105	(920)

33	Cash and short-term borrowings
	Cash	Short-term borrowings			Net total	Cash
	at bank	(note 18)				(at bank and
						overdrafts)

		Overdrafts	Other	Total
	£m	£m	£m	£m	£m	£m

At beginning of 2002	301	(41)	(377)	(418)	(117)	260

Exchange adjustments	(5)	–	(42)	(42)	(47)	(5)

Cash flow	(28)	20	215	235	207	(8)

Acquisitions and disposals	(1)	–	(1)	(1)	(2)	(1)

At beginning of 2003	267	(21)	(205)	(226)	41	246

Exchange adjustments	10	1	(38)	(37)	(27)	11

Cash flow	(26)	14	220	234	208	(12)

Acquisitions and disposals	(2)	–	–	–	(2)	(2)

At beginning of 2004	249	(6)	(23)	(29)	220	243

Exchange adjustments	(9)	1	(20)	(19)	(28)	(8)

Cash flow	160	(5)	(84)	(89)	71	155

Acquisitions and disposals	(4)	–	–	–	(4)	(4)

At end of 2004	396	(10)	(127)	(137)	259	386

In the Statement of Group cash flow and related notes, “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	97

34	Leases

	2004	2003	2002
	£m	£m	£m

Total rentals under operating leases, charged as an expense in the profit and loss account

Continuing operations

Hire of plant and machinery	8	11	10

Other	50	51	54

Total	58	62	64

	Land and buildings		Other assets

	2004	2003	2004	2003
	£m	£m	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	7	8	4	5

Expiring in years 2 to 5	17	18	13	16

Expiring thereafter	19	19	2	2

	43	45	19	23

	Operating leases		Finance leases

	2004	2003	2004	2003
Obligations under leases comprise	£m	£m	£m	£m

Rentals due within 1 year	62	68	1	1

Rentals due after more than 1 year

From 1 to 2 years	49	55	–	1

From 2 to 3 years	38	43	–	1

From 3 to 4 years	28	31	–	–

From 4 to 5 years	22	23	–	–

After 5 years from balance sheet date	102	114	1	1

	239	266	1	3

	301	334	2	4

Less amounts representing interest			–	–

Present value of net minimum lease payments			2	4

Less current lease obligations			(1)	(1)

Non current lease obligations			1	3

Obligations under finance leases are included in other creditors (note 19).

The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

98	ACCOUNTS

Notes relating to the accounts

35	Employee numbers and costs

Average number of people employed by the Group

Classes of business

	2004	2003	2002

Continuing operations

National Starch	9,410	9,670	9,710

Quest	3,730	4,590	4,690

Uniqema	2,800	2,950	3,800

Paints	15,330	15,610	15,740

Regional and Industrial	2,220	3,010	3,690

Corporate

Board support	110	110	130

Group technical resources and other shared services	220	270	270

	33,820	36,210	38,030

Geographic areas

Continuing operations	2004	2003	2002

United Kingdom	4,790	5,250	6,250

Continental Europe	5,660	6,190	6,340

USA	9,530	10,070	10,410

Other Americas	4,890	5,170	5,310

Asia Pacific	8,640	9,230	9,420

Other countries	310	300	300

Total employees	33,820	36,210	38,030

Number of people employed by the Group at the year end

	2004	2003	2002

Continuing operations	33,300	35,030	36,660

Employee costs
	2004	2003	2002
Continuing operations	£m	£m	£m

Salaries	893	958	1,009

Social security costs	88	92	95

Pension costs

Defined benefit plans	112	105	78

Defined contribution plans	16	15	11

Other defined benefit plans – post-retirement healthcare plans	15	13	11

Other employment costs	14	20	16

	1,138	1,203	1,220

Less amounts allocated to capital	(4)	(6)	(4)

Severance costs charged in arriving at profit (loss) before tax	11	113	37

Employee costs charged in arriving at profit (loss) before tax	1,145	1,310	1,253

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	99

36	Retirement benefits

The Group accounts for employee retirement benefits in accordance with the UK Standard SSAP 24 Accounting for Pension Costs and, for post-retirement healthcare in compliance with UITF Abstract 6 Accounting for Post-Retirement Benefits other than Pensions. Additional analysis is also provided in accordance with FRS No. 17 Retirement Benefits. Although none of the amounts calculated in accordance with this latter Standard are required to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure in accordance with this Standard, is included in this note.

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

Pensions (SSAP 24) – Group
The Company and most of its subsidiaries operate retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account, which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for most existing employees are generally of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administered funds. Formal valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method.

The actuarial assumptions used to calculate the projected benefit obligation of the Group’s pension schemes vary according to the economic conditions of the country in which they are situated. For the Group’s major plans the principal weighted average rates used were:

	2004	2003
	%p.a.	%p.a.

Discount rate used in determining the actuarial present values of the benefit obligations	5.6	5.7

Expected long-term rate of return on investments	5.8	5.8

Rate of increase of future earnings	3.7	3.7

Increase in pensions in payment	2.1	2.1

In arriving at the valuations of the Group’s major defined benefit schemes, fund assets were valued at market values on the date of valuation of each fund. The value of these assets was £7,127m (2003 £7,083m) and was sufficient to cover 92% (2003 91%) of the benefits that had accrued to members after allowing for expected future increases in earnings.

The total pension cost for the Group for 2004 was £128m (2003 £120m; 2002 £89m). Accrued pension costs, which are included in other creditors (note 19), amounted to £33m (2003 £37m). Provisions mainly for the benefit obligations of a small number of unfunded plans amounted to £125m (2003 £134m) and are included in provisions for liabilities and charges – pensions (note 21). Prepaid pension costs amounting to £530m (2003 £507m) are included in debtors (note 16).

ICI Pension Fund
The ICI Pension Fund accounts for approximately 85% of the Group’s major plans in terms of asset values and projected benefit liabilities.

The latest actuarial valuation of the Fund, as at 31 March 2003, disclosed a solvency ratio of 93% and the Company has agreed to make a further nine annual payments into the Fund of £62m per annum from 2004 to 2012, subject to a review at the next valuation. As from September 2004, the Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, Receivables Funding Ltd, specifically incorporated to provide the guarantee for £250m to support its commitments to the Fund (see note 40). The deficit, together with the prepayment, is taken into account in arriving at the employer’s pension costs charged in the accounts by being amortised as a percentage of pensionable emoluments over the expected working lifetime of existing members. In 2004 this gave rise to a SSAP 24 charge of £52m (2003 £42m).

Healthcare (UITF Abstract 6)
The Group provides in North America, and to a lesser extent in some other countries, unfunded healthcare and life assurance benefits for retired employees. At 31 December 2004 approximately 18,000 (2003 18,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

The total post-retirement healthcare cost for the Group’s major post-retirement benefit schemes for 2004 was £14m (2003 £15m; 2002 £12m) and the provision at the year end was £160m (2003 £167m). The total post-retirement healthcare provision at the year end, including the Group’s minor post-retirement benefit schemes, was £176m (2003 £188m).

In accordance with UITF Abstract 6, the Group has adopted the measurement basis of the US Standard, SFAS No.106 as the basis of its UK GAAP reporting. Costs and provisions were determined on an actuarial basis. The assumptions relating to the schemes are set out in the table in note 42.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2004 by £12m (2003 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2004 by £1m (2003 £1m).

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

Notes relating to the accounts

100	ACCOUNTS

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17)

The most recent actuarial valuations of the Group’s defined benefit pension schemes and post-retirement healthcare schemes have been updated to 31 December 2004 to take account of the transitional requirements of FRS No. 17. The FRS No.17 financial information presented in the Group’s 2003 Annual Report and Accounts was based on the Group’s major defined benefit schemes. As a result of the transition to International Financial Reporting Standards and to provide a more complete presentation, the Group has collected information on all the Group’s global defined benefit schemes from 1 January 2004. The disclosures for 2003 and 2002 are based upon the major schemes only.

Financial assumptions to calculate the projected benefit obligations of Group schemes

The principal weighted average rates used were:

	2004	2003	2002
	% p.a.	% p.a.	% p.a.

Discount rate	5.3	5.5	5.7

Inflation rate	2.6	2.4	2.3

Long-term rate of increase in future earnings	4.0	3.9	3.8

Increase in pensions in payment	2.4	2.2	2.1

Post-retirement healthcare cost inflation rate	9.7	8.9	8.0

Expected rates of return, assets, liabilities and net (liabilities) assets
	At 31 Dec	At 31 Dec	At 31 Dec
	2004	2003	2002
	%	%	%

Expected rates of return

Equities	8.2	8.3	8.6

Bonds	4.9	5.0	4.7

Other	4.6	5.3	5.5

	£m	£m	£m

Assets in schemes

Equities	1,398	1,769	1,659

Bonds	5,770	5,312	5,216

Other	470	269	177

Total fair value of assets	7,638	7,350	7,052

Present value of scheme liabilities	8,762	8,337

Net (deficit) in the schemes	(1,124)	(987)

Less: Unrecognisable surpluses	(2)	(3)

Net recognised (deficit)	(1,126)	(990)

Deferred tax asset	138	122

Net liabilities	(988)	(868)

Represented by

(Deficits)	(994)	(874)

Surpluses	6	6

Analysis of net recognised (deficit)

ICI UK Pension Fund	(387)	(432)

Other funded pension schemes	(317)	(289)

Total funded schemes	(704)	(721)

Unfunded pension schemes	(181)	(77)

Post-retirement healthcare schemes	(241)	(192)

Total unfunded schemes	(422)	(269)

Net recognised (deficit)	(1,126)	(990)

Represented by

(Deficits)	(1,135)	(999)

Surpluses	9	9

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts
ACCOUNTS	101

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17) (continued)

Set out below is an analysis of the amounts that would be charged to the profit and loss account and the statement of total recognised gains and losses in respect of the Group’s defined benefit pension schemes and post-retirement healthcare schemes in accordance with the transitional requirements of FRS No. 17. The disclosures for 2003 are based on major schemes only.

Analysis of the amounts that would be charged to profit and loss account in accordance with FRS No. 17

	2004	2003
	£m	£m

Current service cost	(64)	(54)

Past service cost	(19)	(14)

Gains on curtailments	2	–

Gains on settlements	15	–

	(66)	(68)

Other finance costs

Expected return on assets in schemes	419	391

Interest on liabilities in schemes	(450)	(442)

Restriction relating to recoverable surplus	(1)	(1)

Net finance cost	(32)	(52)

Amounts that would be charged to the profit and loss account in accordance with FRS No. 17	(98)	(120)

Analysis of amount that would be recognised in statement of total recognised gains and losses in accordance with FRS No. 17
	2004	2003
	£m	£m

Actual return less expected return on assets (deficit)	225	321

Experience gains and (losses) arising on liabilities	(72)	(36)

Changes in demographic and financial assumptions underlying
the present value of the liabilities (loss)	(231)	(458)

Adjustments to unrecognised scheme surplus	1	(3)

Net actuarial (loss) that would be recognised in statement of total recognised gains and losses
in accordance with FRS No. 17	(77)	(176)

Movement in net deficit during the year
	2004	2003
	£m	£m

Net deficit recognised at beginning of year – major schemes	(990)	(814)

Increase in reported population – minor schemes recognised at 1 January 2004	(171)

	(1,161)

Movement in year:

Current service cost	(64)	(54)

Past service costs	(19)	(14)

Gains on curtailments	2	–

Gains on settlements	15	–

Net finance cost	(32)	(52)

Contributions	178	122

Actuarial loss	(77)	(176)

Exchange adjustment gains	32	24

Change in population	–	(26)

Net (deficit) at end of year	(1,126)	(990)

At 31 December 2004 the difference between the expected and actual return on assets was a gain of £225m (2003 gain £321m; 2002 deficit £519m) or 3% (2003 4%; 2002 7%) of the scheme assets. The experience losses arising on scheme liabilities at 31 December 2004 were £72m (2003 losses £36m; 2002 gains £201m) or 1% (2003 0%; 2002 3%) of scheme liabilities. The net actuarial loss at 31 December 2004, that would be charged in the statement of total recognised gains and losses, was £77m (2003 £176m; 2002 £400m) or 1% (2003 2%; 2002 5%) of the scheme liabilities.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts
102	ACCOUNTS

Notes relating to the accounts

37	Financial risk management

The Group’s treasury objectives and policies are discussed in the Operating and Financial Review on pages 22 to 24.

(a)	Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2004, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and Financial Review on pages 22 to 24. Disclosures dealt with in this note exclude short-term debtors and creditors where permitted by the accounting standard on derivatives and other financial instruments.

Financial assets
	2004				2003

	At fixed	At floating	Interest free	Total	At fixed	At floating	Interest free	Total
	interest	interest			interest	interest
	rates	rates			rates	rates
	£m	£m	£m	£m	£m	£m	£m	£m

Current asset investments, short-term
deposits and cash

Sterling	–	82	16	98	–	77	15	92

US Dollar	–	39	60	99	–	140	40	180

Euro	–	3	42	45	–	3	56	59

Japanese Yen	–	–	3	3	–	1	4	5

Other currencies	–	37	125	162	–	39	120	159

	–	161	246	407	–	260	235	495

Fixed asset investments and debtors
due after more than one year

Sterling				–				11

US Dollar				41				40

Euro				1				–

Other currencies				19				8

Total financial assets				468				554

At 31 December 2004 the financial assets of the
Group comprised:

Investments in participating and
other investments

Other investments

Shares				17				17

Loans				18				15

Debtors due after more than one year				26				27

Current asset investments and short-term deposits				105				345

Cash				396				249

Less financial assets of insurance subsidiaries				(94)				(99)

				468				554

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 month to 6 months by reference to the relevant inter-bank rate.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts
ACCOUNTS	103

37	Financial risk management (continued)

(a)	Interest rate risk (continued)

Financial liabilities
		2004			2003

	At fixed	At floating	Total	At fixed	At floating	Total
	interest	interest		interest	interest
	rates	rates		rates	rates
	£m	£m	£m	£m	£m	£m

Sterling	11	(62)	(51)	112	(47)	65

US Dollar	259	545	804	431	622	1,053

Euro	7	460	467	81	434	515

Japanese Yen	–	98	98	212	(63)	149

Other currencies	–	115	115	16	135	151

	277	1,156	1,433	852	1,081	1,933

At 31 December 2004 the financial liabilities of the
Group comprised:

Short-term borrowings			137			29

Current instalments of loans			165			534

Loans			1,117			1,353

Other creditors due after more than one year

Other creditors			13			14

Finance leases			1			3

			1,433			1,933

The applicable weighted average interest rates for fixed rate financial liabilities are: Sterling n/a% (2003 9.7%); US dollar 7.8% (2003 6.9%); Euro 3.3% (2003 4.3%); Japanese yen n/a% (2003 0.5%); other currencies n/a% (2003 12.0%). Floating rate financial liabilities bear interest based upon short-term inter-bank rates.

The applicable weighted average period for which rates are fixed are: Sterling n/a years (2003 3 years); US dollar 2 years (2003 3 years); Euro 8 years (2003 4 years); Japanese yen n/a years (2003 2 years) and other currencies n/a years (2003 3 years).

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

(c)	Maturity of financial liabilities
The maturity profile of the Group’ s financial liabilities, as defined in section (a) above, at 31 December 2004 was as follows:

	2004	2003
	£m	£m

In one year or less	302	563

In more than one year but not more than two years	172	151

In more than two years but not more than five years	670	907

In more than five years	289	312

	1,433	1,933

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

104	ACCOUNTS

Notes relating to the accounts

37	Financial risk management (continued)

(d)	Borrowing facilities
Committed undrawn facilities available to the Group at 31 December 2004 in respect of which all conditions precedent had been met at that date were as follows:

	2004	2003
	£m	£m

Expiring in one year or less	–	100

Expiring in more than one year but less than two years	355	–

Expiring in more than two years	363	777

	718	877

(e)	Net debt management
The Group manages the currency and interest rate exposure which arises on borrowings and cash not immediately required by the business on a net basis through the use of currency swaps, forward exchange contracts, interest rate swaps and interest rate caps.

The most significant consequences of this approach are:

–	to manage the currency exposures arising from loans by holding cash and through currency swaps.

–	to reduce the proportion of the Group’s fixed interest rate liabilities arising from loans through the use of fixed to floating rate swaps.

The financial instruments used in debt management are accounted for as described in the Group’s accounting policies on pages 58 and 59.

The notional principal amounts and fair values, net of associated hedges, of the Group’s financial assets and financial liabilities were as follows:

	Notional
	principal amounts*		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Interests in participating and other investments – other investments†	35	32	35	32	35	32

Current asset investments and short-term deposits†	81	260	81	260	81	260

Cash†	326	235	326	235	326	235

Other financial assets†	26	27	26	27	26	27

Short-term borrowings	(135)	(28)	(137)	(29)	(137)	(29)

Loans	(1,279)	(1,836)	(1,278)	(1,834)	(1,355)	(1,940)

Other financial liabilities	(14)	(18)	(14)	(17)	(14)	(18)

Currency swaps	(3)	(605)	(4)	(53)	(2)	(21)

Interest rate swaps	1,860	3,215	–	–	12	17

Total net liabilities			(965)	(1,379)	(1,028)	(1,437)

Financial assets			468

Financial liabilities			(1,433)

			(965)

* ( ) = liability

† The Group has assumed that the fair value approximates to the carrying value.

The fair value of the Group’s long-term publicly quoted debt is based upon quoted market prices. The fair value of the Group’s non-publicly quoted debt, all swaps, and caps have been estimated from discounted anticipated cash flows utilising a zero coupon yield curve.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2004 of £585m arose from the net repayment of loans (£474m), favourable movements on foreign exchange (£85m) and favourable movements due to changes in interest rates (£26m).

A portfolio approach is adopted to create the Group’s target proportion of fixed and floating rate debt by currency. The maturity profile of the net fixed rate exposure is spread over several years to reduce re-pricing risk. Short-term borrowings include balances relating to forward exchange contracts. These balances are further analysed in section (g).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	105

37	Financial risk management (continued)

(e)	Net debt management (continued)
The Group is exposed to credit related losses in the event that counterparties to off balance sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy parties and the Group does not expect any significant loss to result from non-performance. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at 31 December 2004.

At 31 December 2004 the aggregate value of all financial instruments with a positive fair value (assets) was £49m for currency swaps, £22m for interest rate swaps, £2m for forward contracts, £nil for interest rate caps and £nil for currency options.

(f)	Hedges
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2004			2003

	Fair	Fair	Total net	Fair	Fair	Total net
	value	value	assets/	value	value	assets/
	assets	liabilities	(liabilities)	assets	liabilities	(liabilities)
	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January	134	(142)	(8)	172	(106)	66

Gains and losses arising in previous years that were recognised
during the year	(47)	64	17	(44)	21	(23)

Gains and losses arising before 1 January that were not
recognised during the year	87	(78)	9	128	(85)	43

Gains and losses arising in the year that were not
recognised during the year	(14)	4	(10)	6	(57)	(51)

Unrecognised gains and losses on hedges at 31 December	73	(74)	(1)	134	(142)	(8)

Of which:

Gains and losses expected to be recognised within 1 year	2	(40)	(38)	47	(64)	(17)

Gains and losses to be recognised after more than 1 year	71	(34)	37	87	(78)	9

	73	(74)	(1)	134	(142)	(8)

(g)	Currency management
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

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 58 and 59.

The notional principal amounts and fair values of forward exchange contracts used in currency management are as follows:

	Notional
	principal amounts*		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Hedging working capital			1	1	1	1

Forward contracts to buy currency	67	118

Forward contracts to sell currency	(58)	(118)

Hedging anticipated cash flows			–	3	–	7

Currency contracts to buy currency	–	92

Currency contracts to sell currency	–	(84)

Hedging debt			(13)	(12)	(12)	(12)

Forward contracts to buy currency	470	1,018

Forward contracts to sell currency	(483)	(1,030)

* ( ) = liability

The carrying values of currency hedging instruments do not materially differ from the fair values based on quoted market prices.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

106	ACCOUNTS

Notes relating to the accounts

37	Financial risk management (continued)

(h)	Management of current asset investments
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset-backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group’s balance sheet. Investments are classified as ‘available for sale’.

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

38	Statutory and other information

Remuneration of the Auditor Remuneration of the Auditor for each of the three years ending 31 December 2004, 2003 and 2002 was as follows:

		2004	2003	2002
	notes	£m	£m	£m

Statutory audit of the Group – Remuneration of Auditor	1	3.1	3.1	2.8

Services other than statutory audit – Remuneration of Auditor and associates

Audit related services	2	1.2	0.9	2.1

Tax services	3	0.7	0.8	1.1

Other services		–	0.1	0.1

		1.9	1.8	3.3

Notes

1.	Remuneration of the Auditor for statutory audit of the Group includes remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2004 amounting to £65,000 (2003 £65,000; 2002 £61,000).

2.	Expenditure on audit related services in 2004 related principally to the transition to IFRS reporting, employee benefit plans and the review of interim financial statements. The expenditure for 2004 comprised audit related regulatory reporting £0.4m and further assurance services £0.8m. Expenditure in 2003 related principally to employee benefit plans, the issuance of Guaranteed Loan Notes 2008 and 2013 and the review of interim financial statements. The expenditure for 2003 comprised audit related regulatory reporting £0.6m and further assurance services £0.3m. Expenditure in 2002 related principally to the rights issue, employee benefit plans, divestment transactions and the review of interim financial statements. The expenditure for 2002 comprised audit related regulatory reporting £1.5m and further assurance services £0.6m.

3.	Tax services for 2004 comprised compliance services £0.3m and advisory services £0.4m. Tax services for 2003 comprised compliance services £0.6m and advisory services £0.2m. Tax services for 2002 comprised compliance services £0.9m and advisory services £0.2m.

Loans and guarantees to officers
At 31 December 2004 an interest free housing loan to an officer of the Company amounting to £100,000 (2003 £100,000; 2002 £nil) was outstanding.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, a subsidiary has guaranteed a housing loan for an officer to the extent of £143,000 (2003 £143,000; 2002 £131,000). The year on year movement in the sterling equivalent value of this loan is solely due to translation at the spot exchange rate at the end of each year.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	107

39	Commitments and contingent liabilities

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	25	28	4	6

Expenditure authorised but not yet contracted	98	104	5	3

	123	132	9	9

Contingent liabilities existed at 31 December 2004 in connection with guarantees of borrowings and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2004 (31 December 2003: £nil); the maximum contingent liability for the Company, mainly on guarantees of borrowings by subsidiaries, was £1,123m (2003 £1,357m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary ICI Wilmington, Inc. From time to time, the Company, in the ordinary course of business, also provides guarantees to its wholly owned subsidiaries.

The Group is also subject to contingencies pursuant to requirements that subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is currently a defendant in four active suits and is also named in three unserved cases. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to defend all actions.

Following ICI’s trading statement on 25 March 2003, three purported class action lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to disclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. In September 2004 the court dismissed a number of the plaintiffs’ claims. ICI continues to contest the remaining claims.

In July 2004 ICI received a request for information covering the period 1990 to 2003 in connection with a European Commission investigation into alleged cartel activity in the European Methacrylates market. The request concerns ICI’s former Acrylics business which was sold in November 1999. ICI’s policy is to co-operate with the Commission as fully as it can.

With respect to each of the proceedings described above, ICI is unable to make estimates within a reasonable range of outcomes of the loss to which the proceedings may give rise. Disclosure of the amount sought by plaintiffs (where known) is not considered meaningful with respect to these proceedings.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States including the following:

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected by the recall, including Coca Cola (Japan) Company Limited (“Coca Cola Japan”). On 8 August 2003 The Coca Cola Company and Coca Cola Japan filed a lawsuit in the state court of Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. In December 2004, Quest, without admission of liability, settled the dispute with the Coca Cola Company and Coca Cola Japan. Quest has also settled its dispute with one of the other affected customers. It remains possible that the third affected customer may seek to recover alleged damages.

From the early 1970’s until 1999 ICI Americas Inc (“ICIA”), a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999 each of the schemes carried a surplus. In September 2004 the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA is appealing the final determination to the Armed Services Board of Contract Appeals.

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

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

108	ACCOUNTS

Notes relating to the accounts

39	Commitments and contingent liabilities (continued)

environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI at 31 December 2004 was estimated at £126m). On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remains a liability of ETOL. The present value of the gas purchase commitment guaranteed by ICI at 31 December 2004 was estimated at £186m. The numbers quoted above are ICI’s current estimates of its maximum potential liability.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“RSA”) from the UK Government. As a consequence of this, the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business was withdrawn. By October 2004 ICI had advanced £105m out of its total funding commitment of £160m.

On 25 October 2004 Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. ICI wrote off all existing indebtedness from Ineos Chlor (£99m was provided as at 31 December 2002 and a further exceptional charge of £30m was taken in 2003) and took an exceptional charge of £5m before tax in its third quarter results in 2004.

The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment is estimated at £121m.

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

Related party transactions
The following information is provided in accordance with FRS No. 8 Related Party Transactions, as being material transactions with related parties during 2004.

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 81.

Transactions: Funds on deposit with ICI Finance PLC amounted to £10m (2003 £10m; 2002 £10m).

Related party: ICI Pension Trustees Ltd

Transactions: In recognition of a deficit for funding purposes of £443m and a solvency ratio of 93% at 31 March 2003 identified as a result of the completion of the triennial valuation of the ICI UK Pension Fund (“the Fund”) the Company has agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004. As from September 2004, the Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. The asset-backed guarantee is secured by way of fixed and floating charge over the

41	Post balance sheet events

On 7 February 2005 the Group completed the disposal of its US, Canadian and European Vinamul Polymers business to Celanese for £111m (US$208m). The transaction resulted in a profit after tax of £5m before the recycling of £140m of previously written off goodwill.

receivables of Group companies, which have been assigned to the SPV and by way of cash deposited with the SPV. At 31 December 2004, £251m of trade debtors and £80m of cash were assigned to the SPV.

Related party: Mr C F Knott, an officer of the Company from 28 March 2003 until 31 August 2004.

Transactions: In accordance with a standard Group policy of providing assistance to staff who relocate at its request, an arrangement was entered into between Mr C F Knott and Quest International on the occasion of his appointment as Chairman and Chief Executive of that business at its headquarters in the Netherlands. Under the arrangement an external relocation company facilitated the sale of Mr Knott’s home in the US, where he had been President and Chief Operating Officer of National Starch. Mr Knott received fair market value of $1.55m for his US property, being the average of two independent valuations by qualified appraisers. The property was sold by the relocation company in July 2004 at a price agreed by Quest International and approved by ICI. The total cost incurred by the Group, wholly in 2004, was $0.49m.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	109

42	Differences between UK and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a)	Accounting for pension costs
There are five significant differences between UK GAAP as set out in SSAP 24 and US GAAP in accounting for pension costs that impact ICI:

(i)	SFAS No. 87 Employers’ Accounting for Pensions requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(ii)	SFAS No. 87 requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to a company’s best estimate of the cost of providing the benefits promised.

(iii)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service life of employees. Under UK GAAP, the Group’s policy is to not recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(iv)	Under SFAS No. 87, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction in shareholders’ equity, net of tax. Under UK GAAP, this liability is usually recognised on a systematic basis over the remaining average service lives of the employees by way of increased contribution rates.

(v)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognised gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognised over the expected service life of the remaining employees.

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

Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalised and amortised through the income statement over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortised to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalised goodwill and intangible assets, based on a projection of future undiscounted cash flows.

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

At 31 December 2004 the Group had intangible assets with a gross carrying amount of £278m less accumulated amortisation of £209m under US GAAP. The related amortisation expense for the period was £29m. The amortisation expense for the 5 succeeding years is estimated as follows: 2005 £28m, 2006 £28m, 2007 £13m, 2008 £nil, 2009 £nil.

The goodwill balance under US GAAP at 31 December 2004 amounted to £2,827m (2003 £3,173m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows:

	National	Quest	Paints	Regional	Total
	Starch			and
				Industrial
	£m	£m	£m	£m	£m

Cost at	1,915	736	504	18	3,173
beginning
of year

Acquisitions	–	–	1	–	1

Disposals	(57)	(163)	–	–	(220)

Exchange	(80)	(26)	(19)	(2)	(127)

At end
of year	1,778	547	486	16	2,827

(c)	Capitalisation of interest
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

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

110	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

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

SFAS No. 149 Amendments to Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. Adoption of this standard had no effect on the Group’s results.

SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

(e) Restructuring costs
The Group has historically incurred various restructuring costs that have primarily included costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under UK GAAP, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i) Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94–3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

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

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognised when the liability is irrevocably incurred. The restructuring programs announced during 2003 gave rise to a difference between UK and US GAAP in the amount of £8m in respect of contract termination provisions that did not yet meet the criteria of a liability under SFAS No. 146. In 2004, an amount of £10m was recognised as a contract termination provision under US GAAP.

(iv) Under UK GAAP, assets to be abandoned are written down to the higher of net realisable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted cash flows. If the undiscounted cash flows are less than the asset’s carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life. An adjustment in this respect amounting to £2m has been included in the US GAAP reconciliation under the heading “Restructuring”.

(f) Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations
Under UK GAAP, discontinued operations are defined as material, clearly separate operations which have been sold or permanently terminated. UK GAAP further states that for an operation to be classified as discontinued, its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. A list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1. Under SFAS No. 144 a discontinued operation is now defined as a component of an entity that has been disposed of or although still operating is subject to a formal plan for disposal. This component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business that completed on the 7 February 2005 is treated as continuing under US GAAP as Vinamul will continue to be a supplier to National Starch and the cash flows of Vinamul will not be eliminated from the ongoing operations of National Starch following the disposal transaction.

Accordingly, under US GAAP, the profit of the Quest Food Ingredients operations of £5m and the loss on the disposal of £44m are classified within discontinued operations. Prior period results have been restated. Under UK GAAP, the loss on sale in 2004 amounted to £27m which included goodwill previously included in reserves of £154m.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	111
42	Differences between UK and US accounting principles (continued)

Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP is £163m. In addition to goodwill, Quest Food Ingredients had an intangible asset with a net book value of £7m under US GAAP that was not recognised under UK GAAP. US GAAP also requires the cumulative foreign currency gain of £4m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m. These adjustments have been disclosed in the US GAAP reconciliation under the headings to which they relate.

Quest Food Ingredients sales were £50m for 2004 and £148m for 2003. The pre-tax profit was £7m for 2004 and £20m for 2003.

The disposal of the Vinamul Polymers business completed on the 7 February 2005. Sales for the business were £163m and pre-tax profit £9m for 2004. A loss of £57m has been recognised on initial write-down of the assets to fair value at the date it was classified as “held for sale”. This has been included under the heading “Disposals and other adjustments”. The major classes of assets and liabilities included within the disposal group of the Vinamul Polymers business are as follows; goodwill and intangible assets £4m, tangible fixed assets £90m, inventory £12m, debtors £14m, creditors due within one year £21m and provisions £6m.

Under UK GAAP, neither the disposal of Quest Food Ingredients or National Starch Vinamul Polymers business had a material effect on the nature or focus of operations nor did they represent a material reduction in operating facilities. As a result, they were both classified as continuing under UK GAAP.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. On 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As a result, ICI has written off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the UK GAAP results for this transaction. Under US GAAP, the results of the operations of Ineos Chlor up to the date of disposal, and the loss on disposal of £5m are included within continuing operations.

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

During 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of £19m which included goodwill previously written off to reserves of £19m. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported in 2003 under US GAAP amounted to £4m and the adjustment of £15m has been disclosed in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

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

(k) Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. At 31 December 2004, the Group had a number of share-based compensaton plans, which are described in Note 23. FASB No. 148 Accounting for Stock Based Compensation – Transitional and Disclosure, was issued in December 2002 and amends SFAS No. 123 Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Pursuant to SFAS No. 123, the Group has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

112	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

and the effect on net income and earnings per share if the Group had adopted the fair value based accounting method prescribed by SFAS No. 123:

	2004		2003		2002
	£m		£m		£m

Net income (loss) as reported	105		(166)		9

Add: Stock-based employee compensation
cost included in determining net income (loss)	7		7		3

Less: Stock-based compensation cost if the
fair value based method had been applied	(8)		(10)		(9)

Pro-forma net income (loss)	104		(169)		3

Earnings per share:

Basic and diluted – as reported	8.9	p	(14.0	)p	0.8	p

Basic and diluted – pro-forma	8.8	p	(14.3	)p	0.3	p

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2003, respectively: dividend yields of 3.3% and 4.1%; expected volatility of 58% and 72%, risk-free interest rates of 4.8% and 4.2%, and expected lives of 4 years and 4 years.

(l) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002.

Note 39 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No.45, including those disclosed in Note 39, with terms ranging between 1 to 14 years, amounted to £636m at 31 December 2004 (2003 £775m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £150m (2003 £150m).

No guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

(m) Variable Interest Entities
FIN No. 46 (revised) Consolidation of Variable Interest Entities was issued in December 2003 and clarifies the application of the consolidation rules to certain variable interest entities. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support from other parties. FIN No. 46 (revised) also provides disclosure requirements related to significant investment in variable interest entities, whether or not those entities are consolidated. The Interpretation contains exemption for entities deemed to be a business subject to certain other criteria being met.

The Interpretation applies to reporting periods ending 15 March 2004, except for entities considered to be special-purpose entities, to which this Interpretation applies for reporting periods ending after 15 December 2003. The Group does not hold an interest in any entity considered to be a special-purpose entity. The adoption of FIN No. 46 (revised) did not have a material impact on the Group’s results.

(n) New US Accounting Standards implemented in the period
SFAS No. 132 (revised) Employers’ disclosures about pensions and other post retirement benefits
SFAS No. 132 (revised) was issued in December 2003 and revises the employers disclosures about pensions and other post-retirement benefit plans. It retains the recognition and measurement as required by SFAS No. 87, SFAS No. 88 and SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions, and the disclosure requirements of SFAS No. 132. It requires additional disclosures which are included within the pension and other post-retirement benefits section of this note. The statement was effective for years ending after 15 June 2004.

(o) New US Accounting Standards not yet implemented
SFAS No. 123 (revised) Share-based Payment
SFAS No. 123 (revised) addresses the accounting for share-based payment transactions in which an enterprise receives employees services in exchange for financial instruments which may be classified as (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s instruments. SFAS No. 123 (revised) requires the grant-date fair value of the award to be recognised in the income statement over the requisite service period (usually the vesting period). SFAS No. 123 (revised) removes an entity’s ability to account for such awards using the intrinsic value method of accounting allowed in APB Opinion No. 25, which was permitted under SFAS No. 123, as originally issued. The statement is effective for years ending after 15 June 2005. The Group has not yet completed evaluating the effect of this standard on its financial statement.

SFAS No. 151 Inventory Costs – amendments to ARB No. 43, Chapter 4
SFAS No. 151 was issued in November 2004 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires these items to be recognised as current period cost and requires that allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of production facilities. The standard applies to inventory costs incurred during reporting periods beginning after 15 June 2005. Adoption of this standard will not have any significant impact on the results of the Group.

SFAS No. 153 Exchange of Non-monetary Assets – an amendment of APB Opinion No 29
SFAS No. 153 was issued in December 2004 and addresses the accounting for non-monetary exchange of productive assets, allowing exchanges that do not have commercial substance to be exempt from fair value measurement and eliminating the previous exemption from fair value measurement for non-monetary exchanges of similar productive assets. The standard applies to non-monetary asset exchanges occurring during reporting periods beginning after 15 June 2005. Adoption of this standard is not expected to have an effect on the Group’s financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	113

42	Differences between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP:

	2004	2003	2002
	£m	£m	£m

Net income (loss) after exceptional items – UK GAAP	210	20	179

Continuing operations	224	23	166

Discontinued operations	(14)	(3)	13

Adjustments to conform with US GAAP

Pension expense	(24)	(7)	(14)

Purchase accounting adjustments

Amortisation/impairment of goodwill and amortisation of intangibles	(10)	(249)	(117)

Disposals and other adjustments	(67)	72	(31)

Capitalisation of interest less amortisation and disposals	(4)	(5)	(5)

Derivative instruments and hedging activities	(10)	(15)	(41)

Restructuring costs	(47)	46	(6)

Share compensation expense	(7)	(7)	(3)

Others	–	–	(2)

Tax effect of US GAAP adjustments	64	(21)	49

Total US GAAP adjustments	(105)	(186)	(170)

Net income (loss) – US GAAP	105	(166)	9

Continuing operations	129	(181)	(124)

Discontinued operations	(24)	15	133

	pence	pence	pence

Basic and diluted net earnings (net loss) per Ordinary Share in accordance with US GAAP	8.9	(14.0)	0.8

Continuing operations	10.9	(15.3)	(11.1)

Discontinued operations	(2.0)	1.3	11.9

The dilutive effect on earnings per £1 Ordinary Share of all outstanding options (note 23) would not be material.

For US GAAP purposes, the segmentation follows that of UK GAAP. Adjustments have been made between Continuing and Discontinued operations so that the disclosure under US GAAP satisfies SFAS No. 144.

For the purposes of segmental disclosures under UK GAAP, reference should be made to page 67 where there is a description of each class of business.

Under US GAAP, sales and cost of sales/administrative expenses as reported under UK GAAP are reduced by £32m (2003 £53m; 2002 £55m) on application of EITF 01-09, which requires that certain advertising co-operative allowances paid to customers are deducted from sales.

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

114	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

	Balance sheet	2004	2003
	line item
	note*
		£m	£m

Shareholders’ funds – equity, as shown in the Group balance sheet – UK GAAP		721	450

Adjustments to conform with US GAAP

Pension costs	2	(510)	(482)

Pension costs – minimum pension liability	4	(582)	(601)

Purchase accounting adjustments, including goodwill and intangibles	1	2,489	2,778

Disposal accounting adjustments	4	(100)	(29)

Capitalisation of interest less amortisation and disposals	1	27	31

Derivative instruments and hedging activities	2	24	25

Restructuring – contract terminations	4	(2)	8

Restructuring – asset impairment	1	2	39

Ordinary dividends	3	46	42

Deferred taxation and tax effects of US GAAP adjustments	4	(225)	(421)

Deferred taxation and tax effects of US GAAP adjustments	2	389	519

Total US GAAP adjustments		1,558	1,909

Shareholders’ equity in accordance with US GAAP		2,279	2,359

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP: 1 Fixed assets; 2 Debtors; 3 Creditors;4 Provision for liabilities and charges.

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of total recognised gains and losses, in note 24 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 115 to 117.

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

The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2002, 2003 and 2004 and the movements during the years ending on those dates were as follows:

	2004	2003	2002
	£m	£m	£m

Cash and cash equivalents

Cash	396	249	267

Investments and short-term deposits which were within 3 months of maturity when acquired	82	345	158

	478	594	425

Change in the balance of cash and cash equivalents

At beginning of year	594	425	436

Exchange adjustments	(20)	3	(12)

Cash inflow (outflow) during year	(92)	168	2

Acquisitions and disposals	(4)	(2)	(1)

At end of year	478	594	425

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

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	115

42	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the pension cost of the major UK retirement plans and of the retirement plans of the Company’s major non-UK subsidiaries have been presented in the following tables, on a Group basis, in accordance with the requirements of SFAS No. 87 Accounting for Pensions, SFAS No. 106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and of SFAS No. 132 (revised 2003) Employers’ Disclosures about Pensions and Other Post-Retirement Benefits. The actuarial liabilities of these plans comprise a substantial portion of the Group total.

Assumptions
Assumed weighted discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s major pension plans for SFAS No. 87 purposes in the Group are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Weighted average assumptions used to determine
benefit obligations at 31 December

Discount rate	5.3	5.5	5.7	5.8	6.2	6.8

Long-term rate of increase in remuneration	3.9	3.9	3.8	3.3	3.3	3.3

Weighted average assumptions used to determine net cost for year

Discount rate	5.4	5.6	5.7	6.2	6.6	6.8

Expected long-term rate of return on assets	5.9	6.2	5.7

Long-term rate increase in remuneration	3.9	3.9	3.8

Assumed health care cost trend rates at 31 December

Health care cost trend rate assumed for next year				9.7	8.9	8.0

Rate that cost trend gradually declines to				4.25	4.25	5.0

Year that rate reaches the rate it is assumed to remain at				2010	2009	2008

The overall expected long-term rate of return on asset assumptions is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligation. The assumption setting process is based on short- and long-term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

The measurement date used to determine pension and other post-retirement benefit measurements for the pension plans and other post-retirement benefit plans is the last day of the financial year.

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s major pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans comprised:

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	73	64	59	3	3	3

Interest cost	432	429	456	12	13	12

Expected return on plan assets for period	(421)	(400)	(458)	–	–	–

Amortisation of prior service cost	7	11	15	(1)	–	–

Amortisation of unrecognised transition obligation	1	4	3	–	–	–

Amortisation of net actuarial loss (gain)	39	(6)	6	2	–	–

Recognised on termination/curtailment/settlement benefits	(6)	(3)	28	(2)	(1)	(3)

Net periodic benefit cost	125	99	109	14	15	12

There are no charges in 2003 or 2004 for contractual terminations included in net periodic benefit costs, which are included within the relevant UK GAAP statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed health care cost rates for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2004 by £12m (2003 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended 31 December 2004 by £1m (2003 £1m).

Other comprehensive income

	2004	2003	2002
	£m	£m	£m

Amounts included in other comprehensive income (arising from
change in additional minimum pension liability recognised) (net of tax)	3	(216)	(281)

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

116	ACCOUNTS

Notes relating to the accounts

42	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

Obligations and funded status
The funded status of the Group’s major post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension benefits at 31 December		Other post-retirement benefits at 31 December

	2004	2003	2004	2003
	£m	£m	£m	£m

Change in benefit obligations

Benefit obligation at beginning of year	8,186	7,748	198	196

Service cost	73	64	3	3

Interest cost	432	429	12	13

Participants’ contributions	4	5	–	–

Plan amendments	(1)	3	(3)	–

Actuarial loss	274	489	34	17

Divestitures	(19)	–	–	–

Settlements	(21)	(1)	(3)	–

Termination benefits	2	–	–	–

Benefit payments	(521)	(529)	(13)	(16)

Population change	–	2	–	–

Exchange	(46)	(24)	(13)	(15)

Benefit obligation at end of year	8,363	8,186	215	198

Change in plan assets

Fair value of plan assets at beginning of year	7,343	7,049	6	6

Actual return on plan assets	639	712	–	–

Business combinations	2	–	–	–

Divestitures	(11)	–	–	–

Settlements	(14)	–	–	–

Employer’ s contributions	153	105	12	17

Participants’ contributions	4	5	–	–

Benefit payments	(521)	(529)	(13)	(16)

Population change	–	3	–	–

Exchange	(31)	(2)	–	(1)

Fair value of plan assets at end of year	7,564	7,343	5	6

Funded status

Funded status at end of year	(799)	(843)	(210)	(192)

Unrecognised net actuarial loss (gain)	845	854	54	29

Unrecognised transition amount	8	23	–	–

Unrecognised prior service cost	7	17	(4)	(4)

Other	–	–	–	–

Net amount recognised	61	51	(160)	(167)

Prepaid benefit cost	18	22	–	–

Accrued benefit cost	(639)	(676)	(160)	(167)

Intangible assets	17	32	–	–

Accumulated other comprehensive income	665	673	–	–

Net amount recognised	61	51	(160)	(167)

ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

ACCOUNTS	117

42	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits At 31 December

	2004	2003
	£m	£m

Supplementary analysis of pension plans

All plans

Accumulated benefit obligation	8,189	7,996

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	8,324	8,124

Accumulated benefit obligation	8,151	7,936

Fair value of plan assets	7,517	7,266

Asset allocations
	Percentage of fair value plan assets at 31 December

	2004	2003
	%	%

Equity securities	19	24

Debt securities	76	72

Property	–	–

Other assets	5	4

	100	100

Estimated future benefit payments
		As at
		31 December

		2004
		£m

Benefits expected to be paid, reflecting future service, as appropriate

Payable in the year 31 December

2005		527

2006		529

2007		531

2008		536

2009		538

2010 to 2014		2,760

Investment policies and strategies
ICI has established a set of best practice principles for pension fund investment so as to ensure a globally consistent approach. These principles, which have been determined and adopted by the fiduciaries of ICI’s pension funds worldwide, include guidelines in the areas of governance, risk budgeting, strategic asset allocation and benchmarks, manager structure and selection, monitoring and other investment issues (such as derivatives and self investment). The over-arching principle clearly states that strategic asset allocation should be determined through explicit consideration of each plan’s specific liability profile and funding level and not by local common practice. Furthermore, all plans must establish a strategic asset allocation benchmark, a relevant total plan performance benchmark and a process for controlling deviations from the strategic asset allocation benchmark. Pension funds are expected to invest in a diversified range of asset classes and investment managers. These assets may include derivatives up to a maximum of 10% of the individual fund unless a higher percentage is agreed after consultation with the Company. However, no self-investment is permitted. Whilst the Company expects to be consulted on these strategic (and other) matters, it recognises that final responsibility for establishing investment strategy often rests with local fiduciaries, who do not publish target allocations to asset classes.

Expected contributions
The best estimate of amounts expected to be contributed to pension plans during 2005 is £133m.

The best estimate of amounts expected to be contributed to other post-retirement benefit plans in 2005 is £10m.

ICI ANNUAL REPORT AND ACCOUNTS 2004

42(a) Differences between UK and US accounting principles (continued)

Reformatted condensed UK GAAP income statement

The following income statement has been prepared in accordance with Article 10 of Regulation S-X using the Group’s UK GAAP profit and loss account numbers.

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m
Net revenue	5,601	5,849	6,125

Operating expenses
Cost of sales	(3,528)	(3,856)	(3,819)
Research and development	(147)	(156)	(148)
Sales, general and administrative expenses	(1,522)	(1,659)	(1,685)
Other general income	35	16	23
Profit (loss) on sale of businesses and fixed assets	22	46	43

Operating income	461	240	539

Net interest	(86)	(92)	(123)
Associate income	4	3	(10)
Loss on investments	—	(57)	(99)

Income from continuing operations before income tax expense	379	94	307

Income tax expense	(122)	(47)	(114)
Minority interest	(33)	(24)	(27)

Income(loss) from continuing operations	224	23	166
Discontinued operations	(14)	(3)	13

Net Income in accordance with UK GAAP	210	20	179

Earnings per share	pence	pence	pence
Basic
Continuing operations	18.9	2.0	14.9
Discontinued operations	(1.1)	(0.3)	1.2

Net income in accordance with UK GAAP	17.8	1.7	16.1

Diluted
Continuing operations	18.8	2.0	14.8
Discontinued operations	(1.1)	(0.3)	1.2

Net income in accordance with UK GAAP	17.7	1.7	16.0

The Group’s presentation of the Group profit and loss account for the three years ended December 31, 2004, on pages 60, 61a and 61b of the Company’s Annual Report and Accounts 2004 included in this Item 18 “Financial Statements” of this Annual Report on Form 20-F, separately disclosing exceptional items, has been prepared in accordance with FRS No. 3. The above presentation provides a sufficient degree of prominence in respect to the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended December 31, 2004.

117A     ICI ANNUAL REPORT AND ACCOUNTS 2004

43      Valuation and qualifying accounts

	Balance at January 1,	Additions charged to		Deductions	Balance at December 31,
		Cost and expenses	Other accounts
	£m	£m	£m	£m	£m

2002
Allowance for stocks	43	11		(21)	33
Allowance for doubtful accounts	67	8		(27)	48
Allowance for investments in participating and other interests	2	99		—	101

	112	118	—	(48)	182

2003
Allowance for stocks	33	27		(15)	45
Allowance for doubtful accounts	48	4		(5)	47
Allowance for investments in participating and other interests	101	—		—	101

	182	31	—	(20)	193

2004
Allowance for stocks	45	11		(20)	36
Allowance for doubtful accounts	47	8		(16)	39
Allowance for investments in participating and other interests	101	—	30	(129)	2

	193	19	30	(165)	77

117B     ICI ANNUAL REPORT AND ACCOUNTS 2004

44   Remuneration of the Auditor set out in accordance with SEC Regulations

Remuneration of the Auditor for each of the three years ending December 31, 2004, 2003 and 2002 set out in accordance with SEC Regulations was as follows:

		Year ended December 31,
	notes	2004	2003	2002
		£m	£m	£m
Audit	1	3.3	3.5	4.2
Audit related services	2	1.0	0.5	0.7
Tax services	3	0.7	0.8	1.1
Other services		—	0.1	0.1

Notes
1.	Expenditure in 2004 related principally to remuneration of the Auditor for the statutory audit of the Group and the review of interim financial statements. Expenditure in 2003 related principally to remuneration of the Auditor for the statutory audit of the Group, the issuance of Guaranteed Loan Notes 2008 and 2013 and the review of interim financial statements. Expenditure in 2002 related principally to the remuneration of the Auditor for the statutory audit of the Group, the Rights Issue and the review of interim financial statements.

2.	Expenditure in 2004 related principally to the transition to IFRS reporting and employee benefit plans. Expenditure in 2003 related principally to the employee benefit plans. Expenditure in 2002 related principally to the employee benefit plans and divestment transactions.

3.	Tax services for 2004 comprised compliance services £0.3m and advisory services £0.4m. Tax services for 2003 comprised compliance services £0.6m and advisory services £0.2m. Tax services for 2002 comprised compliance services £0.9m and advisory services £0.2m.
Included within fees for taxation services in prior periods are aggregate payments of £114,000 in respect of findings based fee arrangements entered into or paid by ICI after February 5, 2001.

117C     ICI ANNUAL REPORT AND ACCOUNTS 2004

Back to Contents to the Accounts

118	ACCOUNTS

Principal subsidiary undertakings

at 31 December 2004

	Class of	Held by ICI		Principal activities in 2004
	capital	%

UNITED KINGDOM

ICI Finance PLC	Ordinary	100	†	Financial services
England

Quest International (Fragrances, Flavours,	Ordinary	100	†	Manufacture of flavours and fragrances
Food Ingredients) UK Limited
England

CONTINENTAL EUROPE

Deutsche ICI GmbH	Ordinary	100	†	Manufacture of paints, adhesives and oleochemicals
Germany

Quest International Nederland BV	Ordinary	100	†	Manufacture of flavours
The Netherlands

Unichema Chemie BV	Ordinary	100	†	Manufacture of specialty oleochemicals and derivatives
The Netherlands

THE AMERICAS

ICI American Holdings Inc	Common	100	†	Holding company
USA

The Glidden Company	Common	100	†	Manufacture of paints
USA

Indopco Inc	Common	100	†	Manufacture of adhesives, industrial starches, electronic
USA				materials, flavourings, fragrances, oleochemicals, resins
				and specialty chemicals

ICI Canada Inc	Common	100	†	Manufacture of paints; merchanting of ICI and
Canada				other products

Tintas Coral Ltda	Ordinary	100	†	Manufacture of paints
Brazil

ASIA PACIFIC

ICI India Ltd	Equity*	51		Manufacture of paints, surfactants, flavours and
India				fragrances, rubber chemicals and adhesives
(Accounting date 31 March;
reporting date 31 December)

ICI Pakistan Ltd	Ordinary*	76	†	Manufacture of polyester staple fibre, POY chips,
Pakistan				soda ash, paints, specialty chemicals, sodium
				bicarbonate and polyurethanes; marketing of seeds,
				toll manufactured and imported pharmaceuticals and
				animal health products; merchanting of general chemicals

Pakistan PTA Ltd	Ordinary*	75	†	Manufacture of pure terephthalic acid
Pakistan

Nippon NSC Ltd	Common	100	†	Manufacture of adhesives and specialty synthetic
Japan				polymers; merchanting of starch products

National Starch and Chemical	Ordinary	100	†	Manufacture of food and industrial starches
(Thailand) Ltd
Thailand

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

ICI ANNUAL REPORT AND ACCOUNTS 2004

ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC incorporated herein by reference to Exhibit 1.1 to Form 20-F filed by Imperial Chemical Industries PLC on April 29, 2002.

4.1	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976, incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.2	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986, incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.3	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988, incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.4	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.5	Letter Agreement between Imperial Chemical Industries PLC and W H Powell dated February 17, 2000, incorporated herein by reference to Exhibit 4.8 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.6	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott dated May 11, 2001, incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.7	Compromise Agreement between Imperial Chemical Industries PLC and Dr B R O’Neill dated May 22, 2003, incorporated herein by reference to Exhibit 4.12 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.8	Compromise Agreement between Imperial Chemical Industries PLC and Mr P J Drechsler dated June 18, 2003, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.9	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated July 1, 2003, incorporated herein by reference to Exhibit 4.16 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.10	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated July 31, 2003, detailing an overall refinancing package for Ineos Chlor, incorporated herein by reference to Exhibit 4.3 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.11	Performance Growth Plan (Rules applying to awards made on or after January 1, 2003) dated April 28, 2000, as amended September 24, 2003.

4.12	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated October 14, 2003, incorporated herein by reference to Exhibit 4.7 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.13	Service Agreement between Imperial Chemical Industries PLC and David C M Hamill dated October 28, 2003, incorporated herein by reference to Exhibit 4.6 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.14	Underwriting Agreement between ICI Wilmington Inc, Imperial Chemical Industries PLC, Barclays Capital Inc, Citigroup Global Markets Inc and UBS Securities LLC dated November 18, 2003, incorporated herein by reference to Exhibit 1 to Form 6-K filed by Imperial Chemical Industries PLC on December 11, 2003.

4.15	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated December 15, 2003, incorporated herein by reference to Exhibit 4.17 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.16	Letter of Appointment between Imperial Chemical Industries PLC and Baroness Noakes dated February 6, 2004.

4.17	A Sale and Purchase Agreement between Imperial Chemical Industries PLC and Kerry Group plc dated March 1, 2004, incorporated herein by reference to Exhibit 4.5 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.18	Rules of the ICI Executive Share Option Plan 2004, dated May 26, 2004.

4.19	Letter of Appointment between Imperial Chemical Industries PLC and Charles F Knott dated September 2, 2004.

4.20	Employment Agreement between Quest International Services BV and Charles Knott dated September 2, 2004.

4.21	Employment Agreement between Quest International (Fragrances, Flavours, Food Ingredients) UK Limited date September 2, 2004.

4.22	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated October 25, 2004, detailing the write off of all existing indebtedness from Ineos Chlor.

4.23	Sale and Purchase Agreement between Ergon Investments UK Limited and Celanese Americas Corporation dated November 23, 2004.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

12.1	Rule 13a-14(a) Certification of John D G McAdam.

12.2	Rule 13a-14(a) Certification of Timothy A Scott.

13.1	Rule 13a-14(b) Certification of John D G McAdam and Timothy A Scott.

14.1	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s report on Form 6-K dated March 16, 2004, which contains its Annual Report and Accounts 2004, is attached as an Exhibit hereto.

14.2	Consent of KPMG Audit Plc.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IMPERIAL CHEMICAL INDUSTRIES PLC

By:	/s/ Michael Herlihy

Michael Herlihy
Company Secretary

London, England

March 31, 2005

EXHIBIT INDEX

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC incorporated herein by reference to Exhibit 1.1 to Form 20-F filed by Imperial Chemical Industries PLC on April 29, 2002.

4.1	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976, incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.2	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986, incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.3	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988, incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.4	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.5	Letter Agreement between Imperial Chemical Industries PLC and W H Powell dated February 17, 2000, incorporated herein by reference to Exhibit 4.8 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.6	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott dated May 11, 2001, incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.7	Compromise Agreement between Imperial Chemical Industries PLC and Dr B R O’Neill dated May 22, 2003, incorporated herein by reference to Exhibit 4.12 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.8	Compromise Agreement between Imperial Chemical Industries PLC and Mr P J Drechsler dated June 18, 2003, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.9	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated July 1, 2003, incorporated herein by reference to Exhibit 4.16 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.10	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated July 31, 2003, detailing an overall refinancing package for Ineos Chlor, incorporated herein by reference to Exhibit 4.3 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.11	Performance Growth Plan (Rules applying to awards made on or after January 1, 2003) dated April 28, 2000, as amended September 24, 2003.

4.12	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated October 14, 2003, incorporated herein by reference to Exhibit 4.7 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.13	Service Agreement between Imperial Chemical Industries PLC and David C M Hamill dated October 28, 2003, incorporated herein by reference to Exhibit 4.6 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.14	Underwriting Agreement between ICI Wilmington Inc, Imperial Chemical Industries PLC, Barclays Capital Inc, Citigroup Global Markets Inc and UBS Securities LLC dated November 18, 2003, incorporated herein by reference to Exhibit 1 to Form 6-K filed by Imperial Chemical Industries PLC on December 11, 2003.

4.15	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated December 15, 2003, incorporated herein by reference to Exhibit 4.17 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.16	Letter of Appointment between Imperial Chemical Industries PLC and Baroness Noakes dated February 6, 2004.

4.17	A Sale and Purchase Agreement between Imperial Chemical Industries PLC and Kerry Group plc dated March 1, 2004, incorporated herein by reference to Exhibit 4.5 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.18	Rules of the ICI Executive Share Option Plan 2004, dated May 26, 2004.

4.19	Letter of Appointment between Imperial Chemical Industries PLC and Charles F Knott dated September 2, 2004.

4.20	Employment Agreement between Quest International Services BV and Charles Knott dated September 2, 2004.

4.21	Employment Agreement between Quest International (Fragrances, Flavours, Food Ingredients) UK Limited dated September 2, 2004.

4.22	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated October 25, 2004, detailing the write off of all existing indebtedness from Ineos Chlor.

4.23	Sale and Purchase Agreement between Ergon Investments UK Limited and Celanese Americas Corporation dated November 23, 2004.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

12.1	Rule 13a-14(a) Certification of John D G McAdam.

12.2	Rule 13a-14(a) Certification of Timothy A Scott.

13.1	Rule 13a-14(b) Certification of John D G McAdam and Timothy A Scott.

14.1	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s report on Form 6-K dated March 16, 2004, which contains its Annual Report and Accounts 2004, is attached as an exhibit hereto.

14.2	Consent of KPMG Audit Plc.