Form 20-F
period 2005-12-31
IMPERIAL CHEMICAL INDUSTRIES PLC
filed 2006-03-31
CIK 49906

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

The number of outstanding shares in the capital of Imperial Chemical Industries PLC as of December 31, 2005:

Ordinary Shares of £1 each:                            1,191,666,256

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes          No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes          No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

  Large accelerated filer                            Accelerated filer                           Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No

Back to Contents

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Imperial Chemical Industries PLC, or the Company, for the fiscal year ended December 31, 2005, referred to herein as this Annual Report on Form 20-F, as set out below, is being incorporated by reference from the Company’s Annual Report and Accounts 2005, which was furnished to the Securities and Exchange Commission as a report on Form 6-K on March 14, 2006.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such references include only the information contained under the subheading. Graphs are not included unless specifically identified below.

The information set forth under the heading “Forward-looking statements”, which appears on page 159 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

Certain words and expressions used in this document shall, unless the context otherwise requires, have the meanings ascribed to them in the section entitled “Definitions”, which appears on pages 156 and 157 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 and is incorporated herein by reference.

Words within single quotation marks within the text of this document, the letters ICI, the Roundel Device, Ablestik, Acheson, Alabastine, Alba, Alco, Aquacoral, BioCaptive, Coral, Cuprinol, Cuprinol Sprayable, Devoe, Duco, Dulux, Dulux Diamond, Elotex, Emerson & Cuming, Glidden, Hammerite, ImpaQ Taste Technology, Metalshield, National Starch, Neutrozone, Polycell, Polyfilla, Quest, Quisine, Sterishield, Uniqema, Valentine and Xyladecor are all trademarks of the ICI Group.

Other named products appearing within this document that are non-ICI trademarks, are: Gaultier2, Miss Dior Cherie, Paludrine, Perspex, Silver Shadow from Davidoff, This Old House, Tumulte from Christian Lacroix and Zirh’s Corduroy.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Back to Contents

ITEM 3 – KEY INFORMATION

A.	Selected financial data.

The following tables present selected consolidated financial data of the Group. The following selected historical consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Group’s Audited Consolidated Financial Statements and the Notes relating thereto under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

The Group’s historical consolidated financial data presented in the tables below has been derived from the Group’s audited consolidated financial statements for the two years ended December 31, 2005. These are the Group’s first consolidated financial statements prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to adopt early) at December 31, 2005 (“adopted IFRS”). ICI has taken advantage of the SEC rules allowing entities adopting IFRS for the first time to present two, rather than three years of certain financial information

The financial data on pages 3 to 9 of this Annual Report on Form 20-F has been selected from the financial statements of the ICI Group for the last two years, or where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this Annual Report on Form 20-F. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and the Notes relating thereto included elsewhere in this Annual Report on Form 20-F. The data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and the basis of presentation of financial information (described in “Notes relating to the Group accounts – Note 1 – Basis of presentation of financial information”, which appears on pages 63 and 64 under Item 18 “Financial Statements” of this Annual Report on Form 20-F). The net profit for the financial periods covered in the “Summary of Group income statement” and total equity for the financial periods covered in the “Summary of Group balance sheet”, are stated in accordance with adopted IFRS, with a transition date of January 1, 2004, except for IAS32 and IAS39 which were adopted effective January 1, 2005. Refer to “Notes relating to the Group accounts – Note 36 –Differences between IFRS and US accounting principles”, which appears on pages 121 to 129 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, for a discussion of the main differences between IFRS and generally accepted accounting principles in the US, or “US GAAP”.

The following tables present selected consolidated financial data of the Group in accordance with adopted IFRS for the periods indicated. Measures used which are not defined under IFRS are referred to in the following narrative as “non-GAAP” measures:

Back to Contents

Summary of Group income statement

		Year ended
		December 31,

	Notes	2005		2004

		£m		£m
Revenue	1	5,812		5,609
Operating profit before special items	1	550		538
Special items charged to operating profit		34		(6)

Operating profit after special items		584		532
Share of profits less losses of associates		3		2
Profits less losses on sale of operations		20		175
Net finance expense:	3

Interest expense		(129)		(170)
Interest income		57		85
Post-retirement benefit finance: interest cost		(451)		(447)
Post-retirement benefit finance: expected return on assets		414		414
Foreign exchange gains on debt previously hedging goodwill written off to reserves		2		15

	3	(107)		(103)

Profit before taxation		500		606
Income tax expense	3	(80)		(98)

Net profit for the financial year		420		508

Attributable to equity holders of the parent	6	390		474
Attributable to minority interests		30		34

Total		420		508

Continuing operations		420		522
Discontinued operations	2	–		(14)

Total		420		508

Profit before taxation and special items	5	444		422

Adjusted earnings per £1 Ordinary Share *		27.1	p	25.8	p
Earnings per £1 Ordinary Share	6	32.9	p	40.1	p
Basic Earnings per £1 Ordinary Share
Continuing operations		32.9	p	41.2	p
Discontinued operations	2	–		(1.1	)p

Total basic earnings per £1 Ordinary Share	6	32.9	p	40.1	p

Diluted Earnings per £1 Ordinary Share
Continuing operations		32.8	p	41.2	p
Discontinued operations	2	–		(1.1	)p

Total diluted earnings per £1 Ordinary Share	6	32.8	p	40.1	p

Dividends per £1 Ordinary Share		7.7	p	7.3	p

*	Adjusted earnings is the net profit for the financial year before special items attributable to equity holders of the parent.

Back to Contents

Summary of Group balance sheet

	At December 31,

	2005	2004

	£m	£m
Non-current assets	2,890	2,765
Current assets	2,277	2,133

Total assets	5,167	4,898

Current liabilities	(2,245)	(2,200)
Non-current liabilities	(3,408)	(2,945)

Total liabilities	(5,653)	(5,145)

Net assets	(486)	(247)

Attributable to equity holders of the parent	(613)	(332)
Minority interests	127	85

Total equity	(486)	(247)

Summary of Group cash flow statement

	Year ended
	December 31,

	2005	2004

	£m	£m
Net cash inflow from operating activities	359	327
Net cash (outflow) inflow from investing activities	(106)	29
Net cash (outflow) from financing activities	(224)	(464)

Net cash inflow (outflow)from all activities	29	(108)

Cash and cash equivalents at beginning of period	469	588
Net cash inflow (outflow)from all activities	29	(108)
Movement arising on foreign currency translation	18	(11)

Cash and cash equivalents at end of period	516	469

Back to Contents

Notes to selected consolidated historical financial information

(1)	International Businesses

ICI management refers to National Starch, Quest, Uniqema and Paints collectively as “International Businesses”. The use of this term is a non-GAAP measure. A detailed explanation of management’s reasons for finding this non-GAAP financial measure to be useful is provided in the Basis of Presentation section of Item 5 “Operating and Financial Review and Prospects” under the heading “International Businesses” on page 14 of this Annual Report on Form 20-F.

Analyses of revenue and operating profit before special items for the International Businesses and a reconciliation of this sub-total to the respective totals for the Group are shown in the tables below.

Revenue

	Year ended
	December 31,

	2005	2004

	£m	£m

Continuing operations
National Starch	1,871	1,878
Quest	560	584
Uniqema	631	629
Paints	2,331	2,161

International Businesses	5,393	5,252
Regional and Industrial	428	375

Total reporting segments	5,821	5,627
Corporate and other	3	3

	5,824	5,630
Inter-segment revenue	(12)	(21)

Total Group	5,812	5,609

Operating profit before special items (1)

	Year ended
	December 31,

	2005	2004

	£m	£m

Continuing operations
National Starch	214	214
Quest	52	47
Uniqema	22	20
Paints	253	235

International Businesses	541	516
Regional and Industrial	48	49

Total reporting segments	589	565
Corporate and other	(39)	(27)

Total Group	550	538

(1)	Operating profit consists of revenue, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group income statement.

Back to Contents

(2)	Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in “Notes relating to the Group accounts – Note 1 – Basis of presentation of financial information – Continuing and Discontinued Operations”, which appears on page 64 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, which also lists the constituent operations which were sold or terminated before January 1, 2004.

(3)	Net finance expense and income tax expense

Net finance expense and income tax expense have been allocated to Discontinued operations to reflect the incidence of these items within the businesses divested.

(4)	Special items – continuing operations

Special items relating to “continuing operations” in the Group income statement were as follows:

	Year ended
	December 31,

	2005	2004

	£m	£m
Continuing operations
Special items before taxation	49	204
Taxation on special items	19	(16)
Special items attributable to minorities	1	(6)

Net profit on special items attributable to equity holders of the parent	69	182

Special items are those items of financial performance that management believe should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results. Special items may include items relating to both continuing and discontinued businesses.

“Notes relating to the Group accounts – Note 3 – Special items before tax”, which appears on page 65 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, gives details of special items before taxation in 2004 and 2005.

Special items disclosed separately in the IFRS income statement would be incorporated in individual line items under US GAAP.

(5)	Profit before taxation and special items

A reconciliation between the profit before taxation and profit before taxation and special items in the Group income statement for the years ended December 31, 2004 and 2005 is shown in the table below:

	Year ended
	December 31,

	2005	2004

	£m	£m
Profit before taxation	500	606
Special items before taxation – continuing operations – (profit) / loss	(49)	(204)
Special items before taxation – discontinued operations – (profit) / loss	(7)	20

Profit before taxation and special items	444	422

Back to Contents

(6)	Earnings per £1 Ordinary Share – pence per share

Average ordinary shares in issue used to calculate earnings per £1 Ordinary Share are as follows:

	2005	2004

	million	million
Average Ordinary Shares
Weighted average Ordinary Shares in issue during the year	1,192	1,191
Weighted average shares held by Group’s employee share ownership plan	(7)	(8)

Basic weighted average Ordinary Shares in issue during year	1,185	1,183
Dilutive effect of share options	3	1

Diluted weighted average Ordinary Shares in issue during the year	1,188	1,184

Basic earnings per £1 Ordinary Share and diluted earnings per £1 Ordinary Share for a year are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 3 of this Annual Report on Form 20-F) by, respectively, basic weighted average Ordinary Shares in issue during the year or diluted weighted average Ordinary Shares in issue during the year.

Basic and diluted earnings per £1 Ordinary Share

		Year ended
		December 31

		2005		2004

Net profit attributable to equity holders of the parent	£m	390		474
Basic earnings per £1 Ordinary Share	pence	32.9	p	40.1	p
Diluted earnings per £1 Ordinary Share	pence	32.8	p	40.1	p

Back to Contents

US GAAP results

The financial statements of the ICI Group are prepared in accordance with IFRS. IFRS differs in certain respects from US GAAP. Net income from continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the table below. “Notes relating to the Group accounts – Note 36 –Differences between IFRS and US accounting principles”, which appears on pages 121 to 129 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, describes the significant differences between IFRS and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the two years ended December 31, 2005.

The following tables present selected consolidated financial data of the Group in accordance with US GAAP for the periods indicated:

			Year ended December 31,

	2005		2004		2003		2002		2001

	£m		£m		£m		£m		£m

Revenue	5,786		5,577		5,796		6,070		6,375
Net income (loss)
Continuing operations	206		129		(181)		(124)		(21)
Discontinued operations	2		(24)		15		133		34

Net income (loss)	208		105		(166)		9		13

Basic earnings (loss) per £1 Ordinary Share
Continuing operations	17.4	p	10.9	p	(15.3	)p	(11.1	)p	(2.4	)p
Discontinued operations	0.2	p	(2.0	)p	1.3	p	11.9	p	3.9	p

Basic earnings (loss) per £1 Ordinary Share	17.6	p	8.9	p	(14.0	)p	0.8	p	1.5	p

	As at December 31,

	2005		2004		2003		2002		2001

	£m		£m		£m		£m		£m
Shareholders’ equity	2,010		2,279		2,359		2,805		2,568

Total assets	7,694		7,357		8,118		8,739		9,779

Under US GAAP, the net income in 2005 was £208m (2004 £105m) compared with net income of £390m (2004 £474m) under IFRS. Under US GAAP, shareholders’ equity at December 31, 2005 was £2,010m (December 31, 2004 was £2,279m) compared with a deficit balance of £(613)m at December 31, 2005 (December 31, 2004 £(332)m) under IFRS. These differences primarily result from the differing accounting treatment of post-retirement benefit expense, purchase accounting adjustments, derivative instruments and hedging activities, disposal accounting, restructuring costs and capitalisation of interest, and the tax effect of these differences. As discussed in the second paragraph under the heading “New Accounting Standards” on page 22, the Company changed its method of accounting for share-based payments upon adoption of SFAS No. 123(R) “Share-based Payment” effective January 1, 2005.

Dividends

Dividends paid (including the related UK tax credit) on each American Depositary Share, or ADS, translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2005 to be paid on April 14, 2006, the rate on February 8, 2006), were:

	Year ended December 31,

	2005	2004	2003	2002	2001

	$ per ADS	$ per ADS	$ per ADS	$ per ADS	$ per ADS
Dividends declared per ADS (1)	0.54	0.53	0.43	0.48	0.76

Dividends paid per ADS (1)	0.56	0.49	0.46	0.69	1.24

(1)	Each ADS represents four underlying Ordinary Shares of the Company.

Back to Contents

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

	Year ended December 31,

	2005	2004	2003	2002	2001

Ratio of earnings to fixed charges
For the Group (under IFRS)	4.8	4.9	n/a	n/a	n/a

For the Group with adjustments to accord with US GAAP	3.4	2.2	0.5	0.9	1.4

The deficiency of earnings to fixed charges under US GAAP for the years ended December 31, 2003 and 2002 was £73m and £47m respectively.

Exchange rates

The information set forth under the heading “Shareholder information – Exchange rates”, which appears on page 155 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference. The highest and lowest exchange rates for each period since February 2006 based on the noon buying rate in New York City for cable transfers in pounds Sterling as certified by the Federal Reserve Bank of New York for customs purposes, referred to herein as the noon buying rate, are set out below:

US$ to pounds Sterling (£)	Highest rate	Lowest rate
2006	during period	during period

	$	$
February	1.78	1.73
March (as of March 29)	1.76	1.73
The noon buying rate on March 29, 2006 was $1.74 = £1.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

The information set forth under the heading “Risk factors”, which appears on pages 149 to 151 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

Back to Contents

ITEM 4 – INFORMATION ON THE COMPANY

A.    History and development of the company.

The following information which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference: the information set forth under the heading “Notes relating to the Group accounts – Note 24 – Disposal and legacy, and restructuring provisions – Disposal and legacy provisions”, which appears on pages 91 and 92 under Item 18; the information set forth under the heading “Notes relating to the Group accounts – Note 29 – Acquisitions and disposals – Disposals”, which appears on pages 100 and 101 under Item 18; and the information set forth in the table addressing commitments for capital expenditure under the heading “Notes relating to the Group accounts – Note 32 – Commitments and contingent liabilities”, which appears on pages 111 and 112 under Item 18.

In addition, the following information, which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “ICI Group summary”, which appears on page 4 thereof; the information set forth under the headings “History and activities – History”, “History and activities – Spread and balance of activities” and “Strategy – ICI’s strategic matrix”, which appears on pages 6 and 7 thereof; and the information set forth under the heading “Operating and financial review – Capital expenditure”, including the table entitled “Group expenditure on property, plant and equipment and intangible assets”, which appears on page 28 thereof. Group capital expenditure currently in progress includes investments in new facilities in China for the International Businesses, including new manufacturing facilities for Paints and National Starch and a regional technical centre for Quest; the construction of a new Paints plant in Vietnam; and investments in manufacturing facilities to expand capacity in the Regional and Industrial businesses in Pakistan.

In addition, the following information, which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the headings “Shareholder information – Incorporation of the Company” and “Shareholder information – Registered Office”, which appears on page 154 thereof.

B.    Business overview.

The information set forth in the tables entitled “Business segments” and “Geographical segments” under the heading “Notes relating to the Group accounts – Note 4 – Segment information”, which appears on pages 66 to 70 of Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

In addition, the following information, which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the headings “History and activities”, which appears on page 6 thereof; the information under the headings “ICI Group and its businesses – Group Organisation”, “ICI Group and its businesses – National Starch”, “ICI Group and its businesses – Quest”, “ICI Group and its businesses – Uniqema”, “ICI Group and its businesses – ICI Paints” and “ICI Group and its businesses – Regional and Industrial”, which appears on pages 9 to 14 thereof; the information under the headings “ICI Group and its businesses – Other Group information – Markets and distribution”, “ICI Group and its businesses – Other Group information – Competition”, “ICI Group and its businesses – Other Group information – Seasonality”, “ICI Group and its businesses – Other Group information – Sources and availability of raw materials” and “ICI Group and its businesses – Other Group information – Intellectual property”, which appears on page 19 thereof; the information under the heading “ICI Group and its businesses – Sustainability – Regulation, safety, security, health and the environment”, which appears on pages 15 to 16 thereof; and the information under the heading “ICI Group and its businesses – Sustainability – Environment”, which appears on page 17 thereof.

Back to Contents

C.	Organizational structure.

The information set forth under the heading “Principal subsidiary undertakings”, which appears on page 131 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

D.	Property, plants and equipment.

ICI operates production, marketing and research and development facilities worldwide. The following information setting forth individual business descriptions, which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference: the information set forth in the second and third paragraphs under the heading “ICI Group and its businesses – National Starch – Background”, which appears on page 9 thereof; the information set forth in the second, third and fifth paragraphs under the heading “ICI Group and its businesses – National Starch – Strategic developments in 2005”, which appears on pages 9 and 10 thereof; the information set forth under the heading “ICI Group and its businesses – Quest –Background”, which appears on page 10 thereof; the information set forth in the first and fourth paragraphs under the heading “ICI Group and its businesses – Quest – Strategic developments in 2005”, which appears on page 11 thereof; the information set forth in the second paragraph under the heading “ICI Group and its businesses – Uniqema – Background”, which appears on page 12 thereof; the information set forth in the first and second paragraphs under the heading “ICI Group and its businesses – Uniqema – Strategic developments in 2005”, which appears on page 12 thereof; the information set forth in the second paragraph under the heading “ICI Group and its businesses – ICI Paints – Background”, which appears on page 13 thereof; the information set forth in the third paragraph under the heading “ICI Group and its businesses – ICI Paints – Strategic developments in 2005”, which appears on page 14 thereof; the information set forth under the heading “ICI Group and its businesses – Regional and Industrial – Brief description of activities”, which appears on page 14 thereof; and the information set forth under the heading “ICI Group and its businesses – Regional and Industrial – Strategic developments in 2005”, which appears on page 14 thereof. ICI owns substantially all of its properties, free of material encumbrances, and it believes such properties are adequate for their purposes and suitably utilised according to the individual nature and requirements of the relevant properties.

Back to Contents

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Summary

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.

Its specialty products and paints businesses, referred to as the International Businesses, comprise National Starch, Quest, Uniqema and Paints. These businesses serve diverse consumer and industrial markets through some 70 strategic business units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

ICI’s headquarters is in the UK, where it also has several significant manufacturing sites. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-six per cent of the employees of ICI’s businesses are located outside the UK.

ICI’s portfolio of business units is wide and the Group competes across a diverse range of geographic and product markets. To do so it must continue to develop innovative products and new technology while maintaining a competitive cost base. In addition to market demand, the Group’s results are also subject to the price volatility of some of the raw materials it uses in significant quantities, particularly petrochemical based products. While the Group’s diverse portfolio of value-added products provides some opportunity to pass on higher input prices to its users, this ability is, to a large extent, dependent upon market conditions and there may be periods when this may not be possible due to weakness in demand or the action of competitors. The Group’s customers rely on timely delivery of products and the Group’s results are therefore particularly susceptible to operational problems including equipment and systems failures. The results of operations, cash flow and financial position of the Group have in recent years also been subject to the outcome of a programme of strategic disposals of businesses and these have particularly been affected by the amounts and dates of receipt of sale proceeds, costs associated with closures and the pension liabilities in respect of those formerly employed in the disposed businesses. Information on trends to which operating results and cash flow are subject is shown on pages 25 and 26 of this Annual Report on Form 20-F.

ICI made satisfactory progress in 2005. Despite a more challenging trading environment for most of its businesses, the Group delivered a strong overall financial performance. The cost of many raw materials continued to rise throughout the year, driven by strong demand. This in turn led ICI to seek price increases from its customers and these efforts were generally successful. As a result, and combined with the further benefits of the restructuring programme, ICI reported a robust overall performance. Sales growth of 2% on a constant currency basis helped achieve profit before taxation and special items of £444m, 5% higher than in 2004. With another good year for cash generation, Group net debt reduced further to £745m, down from £989m a year earlier.

ICI also made further progress toward implementing its strategy with a strong focus on profitable growth and a clear set of financial targets covering the four years from 2004 through 2007. These are based around delivering significant cumulative improvements in sales, profitability, asset return and cash flow measures. Overall progress has been good, with performance against all four targets ahead of plan.

Asia remained an important area of development for ICI as the Group looks to build on the strong positions of its growth businesses in the region. During 2005, sales for ICI’s businesses in Asia increased 12%, with National Starch, Quest and ICI Paints all delivering good sales growth. National Starch opened a new technical and manufacturing centre in China for electronic materials and ICI began implementing plans for new paints facilities in China and Vietnam. As a result of strong growth across the region in recent years, Asia represented 24% of Group sales in 2005. ICI’s businesses in Latin America also delivered good growth in sales and operating profit before special items as the region continued to benefit from economic recovery. Performance in North America was also good, with sales growth led by price increases and modest volume growth in most businesses. ICI’s activities in Europe delivered a robust performance in generally weak trading conditions.

Back to Contents

ICI’s strategy focuses on actively managing its portfolio in different ways to create shareholder value. Sales, capital expenditure, head count and profitability all increased in targeted growth activities. At the same time, ICI continued to achieve improvements in cost and capital effectiveness. As a result of this strategic focus ICI completed the sale of Vinamul Polymers in February 2005, and made the modest acquisition of the Celanese redispersible powder polymers business in September 2005.

ICI also made good progress towards completing the restructuring activities launched in 2003. Cumulative savings from that programme reached £106m out of an increased target of £140m. Since the programme’s initiation, headcount has been reduced by 2,100.

Improved profitable sales growth is driven by technological innovation and ICI has maintained a satisfactory level of investment in R&D, the long-term benefit of which is seen in new product launches. In 2005, Quest launched the ‘ImpaQ Taste Technology’ platform, a new range of flavour molecules that should significantly reduce salt, sugar and fat content without reducing flavour impact in food products where it is used, for example in ice creams or snack foods. National Starch launched a new printable adhesive developed for the latest faster, more compact electronics applications. The technology increases product reliability and reduces assembly costs, creating significant savings for ICI’s customers.

Basis of Presentation

Non-GAAP financial measures

IFRS and non-GAAP financial measures: generally

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with IFRS. The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. In accordance with recent guidance from the UK Auditing Practices Board, the UK Listing Authority and the US Securities and Exchange Commission, where non-GAAP figures are discussed, the most directly comparable IFRS figures must also be presented and reconciled to the non-GAAP figures. The full results of the Group, prepared in accordance with IFRS, are presented in the “Group income statement”, which appears on page 60 under Item 18 “Financial Statements” of this Annual Report on Form 20-F and the IFRS segmental information is presented in the “Notes relating to the Group accounts – Note 4 – Segment information”, which appears on pages 66 to 70 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

Constant currency performance

ICI’s management assesses the underlying performance of its individual businesses by adjusting revenue and operating profit before special items so as to exclude certain other items which would otherwise mask the underlying trend of the business performance. These adjustments relate to the impact of fluctuations in exchange rates used in translating results reported by subsidiaries in foreign currencies into pounds Sterling.

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

“Constant currency” performance is a non-GAAP financial measure and is one of the key financial measures reported to ICI’s Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment.

Back to Contents

Calculation of constant currency results

In the Operating and Financial Review and Prospects for 2005 compared to 2004, constant currency results are derived by translating results of those subsidiaries which report in currencies other than Sterling for both periods at a single average exchange rate for each currency. For this purpose, ICI has used the average of the daily exchange rates for each particular currency for the first year included in the comparison (e.g., for the 2005 business review compared to 2004, both the 2005 and 2004 results are translated using the average of the daily exchange rates in 2004).

The tables on pages 18 and 19 of this Annual Report on Form 20-F provide comparisons between the IFRS performance measures of movements in “revenue” and “operating profit before special items” and the non-GAAP performance measures that ICI uses of movements in “constant currency sales” and “constant currency operating profit before special items”.

International Businesses

ICI management refers to National Starch, Quest, Uniqema and Paints collectively as the “International Businesses”. The use of this term is a non-GAAP measure. Since ICI’s transformation process began in 1997, ICI’s management has found it useful to track the performance of the “International Businesses”, as most other parts of the ICI Group were intended for divestment and have since been divested, with many of the remaining Regional and Industrial Businesses expected to be divested in the future. Consequently, management believes it is useful to provide investors with information regarding the collective performance of National Starch, Quest, Uniqema and Paints. ICI uses the financial measure “International Businesses” in Group reports that are used by management and ICI’s Chief Executive to assess the underlying performance, past, present and future, of these parts of the Group.

Investors should consider this non-GAAP financial measure “International Businesses” in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with IFRS. The IFRS results for the Group include the results from the Regional and Industrial businesses and Corporate and other results. It is therefore important to consider the results of the Group, which is an IFRS measure alongside the non-GAAP measure of “International Businesses” which excludes the Regional and Industrial businesses and Corporate and other results. The tables on pages 18 and 19 of this Annual Report on Form 20-F present the comparison of Group revenue, operating profit after special items, special items in operating profit, and operating profit before special items to International Businesses’ revenue, operating profit after special items, special items in operating profit, and operating profit before special items.

Back to Contents

A.	Operating Results.

Group overview

In the following commentary, the financial results and performance compared to the prior year is described as “reported” or “constant currency”. “Reported” relates to the figures included in the financial statements prepared under IFRS. “Constant currency” excludes the effect of currency translation differences and is a non-GAAP measure. “Constant currency” performance is one of the financial measures reported to ICI’s Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment. A more detailed description of “constant currency” performance, how it is calculated, why it is considered useful for investors and the limitations of non-GAAP measures is set out on pages 13 and 14 of this Annual Report on Form 20-F. Comparisons detailing the amounts excluded from the most directly comparable IFRS measures are presented on pages18 and 19 of this Annual Report on Form 20-F.

Revenue

Group sales as reported were £5,812m for 2005, 4% higher than 2004 (2004 £5,609m). The higher sales in 2005 were the consequence of higher sales volumes and increased selling prices.

International Businesses’ sales as reported were £5,393m for 2005 which, despite mixed trading conditions, was 3% higher than 2004 (2004 £5,252m). On an as reported basis sales for Paints were higher than 2004 and sales for National Starch and Uniqema were in line with last year, but Quest sales were lower than for 2004.

Excluding the effects of foreign currency translation, constant currency sales for the International Businesses were 1% above 2004, with growth for Paints (+5%) offset by lower sales for National Starch (-1%), Quest (-5%) and Uniqema (-1%). National Starch sales for 2004 included £144m of sales by the Vinamul Polymers business sold in 2005. National Starch sales for 2005 included Vinamul Polymers sales of £15m.

Operating profit

Group operating profit, as reported, was £584m for 2005, 10% above 2004 (2004 £532m). Group operating profit before special items, as reported, was £550m for 2005, 2% above 2004 (2004 £538m). Good constant currency sales growth and the benefits of restructuring more than offset the impact of generally rising raw material costs.

Operating profit before special items, as reported, for the International Businesses was £541m for 2005, 5% higher than 2004 (2004 £516m). Excluding the effects of foreign currency translation (adverse £9m), operating profit before special items for the International Businesses was 3% higher than 2004 on a constant currency basis, despite a reduction of £20m in operating profit before special items due to divestments, mainly National Starch’s Vinamul Polymers business.

Regional and Industrial reported a £48m operating profit for the year, in comparison with a £49m operating profit for 2004. The operating loss of Corporate and other was £39m for the year compared with an operating loss of £27m for 2004.

Associates

The Group’s share of profits from associates was £3m for 2005 (2004 £2m profit). This comprised the Group’s share of operating profits less losses from associates of £3m (2004 £4m) together with associates’ net finance income of £1m (2004 £nil) less taxation on profits less losses of associates of £1m (2004 £2m).

Net finance expense

The net finance expense of £109m for 2005 was £9m lower than last year (2004 £118m), with lower net interest costs of £72m (2004 £85m) partly as a result of lower levels of debt, offset in part by higher post-retirement benefit finance costs of £37m (2004 £33m). Foreign exchange differences on intergroup financing resulted in a £4m gain compared with a £1m gain in 2004.

Back to Contents

Profit before taxation

After special items, Group profit before taxation was £500m, 18% lower than for 2004 (2004 £606m), due mainly to lower profits on sale of operations. Profit before taxation and special items was £444m for 2005 compared to £422m for 2004.

Taxation

Taxation on profit before special items was £92m, £4m higher than 2004 (2004 £88m), reflecting the increase in operating profit before special items.

Special items

Special items are those items of financial performance that management believe should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results. Special items may include items relating to both continuing and discontinued businesses. Management believes that the identification of special items is helpful for decision-making as management considers this to be a non-operational item.

The Group’s presentation of the “Group income statement” for the two years ended December 31, 2005, which appears on page 60 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, separately disclosing special items, has been prepared in accordance with IAS 1. This presentation provides a sufficient degree of prominence in respect to the special items necessary, under IFRS, to give a fair presentation of the results of the Group in the two years ended December 31, 2005.

After taxation, special items amounted to a profit of £68m (2004 £174m) and mainly relates to gains arising on changes to post-retirement benefit schemes, profits less losses on the sale of operations and to charges related to the restructuring programme first announced in 2003.

Gains on special items in operating profit of £34m related to a £40m benefit associated with changes to the terms of the Noblesse pension and post-retirement healthcare schemes in the Netherlands, and £7m profit on disposal of fixed assets, partly offset by £13m of costs associated with restructuring programmes. Delivery of cost savings from the restructuring initiatives first announced in 2003 remained on track. The restructuring programme is expected to deliver total benefits of £140m in 2007, £13m higher than for the original programme.

The cumulative charge to the income statement for the programme to the end of 2005 was £222m, including £138m relating to termination costs. Further charges of £9m are expected in 2006. The cumulative cash expenditure on the programme at the end of 2005 was £142m, comprising primarily termination costs. Headcount across the Group was around 2,100 lower at the end of 2005 than at the start of the programme; and as a consequence, the programme delivered £106m of cost benefit in 2005.

The £20m profit on sale of operations for the year included gains arising on the disposal of the Zweihorn wood finish business in Germany (£3m) and the Vinamul Polymers business (£6m) and a loss on the disposal of 51% of the Regional and Industrial rubber chemicals business in India (£3m). Such profit also included increases in provisions relating to long-term residual activities, including pension administration costs (£23m), increased employer liability costs (£10m) and a further provision for the costs of divestment of the Chlor-Chemicals, Klea and Crosfield businesses (£10m), offset by the release of provisions following a land transaction in the north of England (£28m), credits arising from changes to post-retirement healthcare plans in the US (£23m) and a receipt from the Ineos Group (£4m).

In 2004, the profit on sale of operations (£175m) related mainly to the gain on the sale of the Quest Food Ingredients business.

Special items under IFRS do not represent extraordinary items under US GAAP.

Back to Contents

Net profit

Net profit was £420m compared to £508m last year. Net profit before special items attributable to equity holders of the parent was £321m, 5% ahead of 2004 (2004 £306m).

Earnings per share

Basic earnings per share were 32.9p, compared to 40.1p for 2004. Diluted earnings per share were 32.8p, compared to 40.1p for 2004. Adjusted earnings per share were 27.1p for 2005, compared to 25.8p for 2004.

Dividend and dividend policy

The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

The Board continues to believe that this approach is appropriate, and therefore confirms that, following the introduction of IFRS, ICI’s continued intent will be to grow dividends at about the same rate as the growth in net profit before special items attributable to equity shareholders of the parent.

Consequently, the Board has declared a second interim dividend per £1 Ordinary Share of 3.95p (2004 3.90p), to bring the total dividend for 2005 to 7.70p (2004 7.30p), reflecting the 5% growth in net profit before special items attributable to the equity shareholders of the parent.

Back to Contents

Review of 2005 business results

Basis of presentation

The tables on pages 18 and 19 of this Annual Report on Form 20-F provide comparisons between the IFRS performance measures of movements in “revenue” and “operating profit before special items” and the non-GAAP performance measures that ICI uses of movements in “constant currency revenue” and “constant currency operating profit before special items”. The tables detail the amounts excluded from the most directly comparable IFRS financial measure. “Reported” relates to the figures included in the financial statements prepared under IFRS. “Constant currency” excludes the effect of currency translation differences and is a non-GAAP financial measure. ICI management use the “constant currency” financial measure for purposes of making decisions about allocating resources across the business and assessing its underlying performance. A more detailed description of “constant currency” performance, how it is calculated, why it is considered useful for investors and the limitations of non-GAAP financial measures are set out on pages 13 and 14 of this Annual Report on Form 20-F.

Comparison table – IFRS “As reported” revenue performance and non-GAAP “Constant currency revenue” performance – 2005 vs. 2004

Revenue					Foreign
					exchange
					translation
	Revenue “As reported”		“As reported” change		effects	“Constant currency” change

			Increase/(decrease)		Adverse/	Increase/(decrease)
	2005	2004	2005 vs 2004		(favourable)	2005 vs 2004

	£m	£m	£m	%	£m	£m	%
National Starch
Adhesives	864	779	85	11	(13)	72	9
Specialty Starches	458	461	(3)	(1)	(6)	(9)	(2)
Specialty Synthetic Polymers	288	386	(98)	(25)	(1)	(99)	(26)
Electronic and Engineering Materials	261	252	9	4	(1)	8	3

Total	1,871	1,878	(7)	—	(21)	(28)	(1)

Quest
Flavours	259	299	(40)	(13)	(3)	(43)	(14)
Fragrance	301	285	16	6	(2)	14	5

Total	560	584	(24)	(4)	(5)	(29)	(5)

Uniqema	631	629	2	—	(6)	(4)	(1)

Paints
Decorative Europe	719	709	10	1	(6)	4	1
Decorative North America	882	836	46	6	(16)	30	4
Decorative Asia	297	252	45	18	(2)	43	17
Decorative Latin America	189	157	32	20	(24)	8	5
Packaging Coatings	211	181	30	17	(4)	26	14
Other	33	26	7	27	(1)	6	23

Total	2,331	2,161	170	8	(53)	117	5

International Businesses	5,393	5,252	141	3	(85)	56	1

Regional and Industrial	428	375	53	14	3	56	15

Total reporting segments	5,821	5,627	194	3	(82)	112	2

Corporate and other	3	3	—		—	—
Inter-segment eliminations	(12)	(21)	9		1	10

Total Group	5,812	5,609	203	4	(81)	122	2

Back to Contents

Comparison table – IFRS “As reported” operating profit before special items and non-GAAP
“Constant currency operating profit before special items” performance – 2005 vs. 2004

		Quest
	National				International	Regional and	Corporate and	Total
	Starch		Uniqema	Paints	Businesses	Industrial	other	Group

	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit / (loss) after special items
2005	215	63	40	248	566	48	(30)	584
2004	213	39	23	235	510	49	(27)	532

Special items in operating profit / (loss)
2005	1	11	18	(5)	25	—	9	34
2004	(1)	(8)	3	—	(6)	—	—	(6)

Operating profit / (loss) before special items
2005	214	52	22	253	541	48	(39)	550
2004	214	47	20	235	516	49	(27)	538

“As reported” change	—	5	2	18	25	(1)	(12)	12
(2005 vs. 2004) increase/(decrease) £m

“As reported” change	—	11	9	8	5	(3)		2
(2005 vs. 2004) increase/(decrease) %

Foreign currency	(3)	(1)	—	(5)	(9)	—	—	(9)
translation effects adverse/(favourable)£m

“Constant currency”	(3)	4	2	13	16	(1)	(12)	3
operating profit before special items change
(2005 vs. 2004) increase/(decrease) £m

“Constant currency”	(2)	8	6	6	3	(2)		1
operating profit before special items change
(2005 vs. 2004) increase/(decrease) %

National Starch

National Starch’s sales for 2005 of £1,871m were in line with 2004 on an as reported basis. Operating profit before special items for 2005 was £214m, in line with 2004 on an as reported basis. On a constant currency basis sales were 1% below 2004. The fall, mainly due to the disposal of the Vinamul Polymers business in January 2005, was in part offset by underlying growth in Asia and Latin America, and with the benefit of price increases implemented to offset rising raw material costs. Raw material and energy costs escalated through the year and gross margin percentages were lower than in 2004 despite the implementation of price increases. Operating profit before special items of £214m was 2% below 2004 on a constant currency basis.

The following commentaries relate to the four business groupings within National Starch: Adhesives (46% of National Starch’s sales in 2005), Specialty Starches (25%), Specialty Synthetic Polymers (15%) and Electronic and Engineering Materials (14%). The geographic split of revenue by customer location for National Starch in 2005 was: Europe 26%, North America 36%, Asia 27% and Latin America and Rest of World 11%.

Back to Contents

Adhesives

Adhesives reported sales were 11% ahead of 2004. Excluding foreign exchange translation effects, Adhesives constant currency sales for 2005 were 9% ahead of 2004. Growth in constant currency sales was strong in North America, Latin America and Asia, notably China and India, but demand weakened in Europe in the latter part of the year. There was good growth for sales of adhesives for paper and disposable products and in Asia, the sports shoe adhesives business performed well. Higher raw material costs were countered by increased selling prices, but gross margin percentages were lower than in 2004.

Specialty Starches

Specialty Starches as reported sales for 2005 were 1% below 2004. Excluding foreign exchange translation effects, constant currency sales were also 2% lower, with higher sales for food starches more than offset by lower sales into the paper industry. Constant currency sales growth was modest in Europe, Asia and Latin America but sales were lower in North America.

Specialty Synthetic Polymers

Specialty Synthetic Polymers sales for 2005 were 25% lower than 2004 as reported due to the disposal of the Vinamul Polymers business. On a constant currency basis sales were also 26% lower. Constant currency sales were well ahead in Asia and for the Alco and Personal Care businesses.

Electronic and Engineering Materials

Electronic and Engineering Materials sales were 4% ahead of 2004, as reported. Excluding foreign exchange translation effects, sales were 3% ahead on a constant currency basis in generally favourable market conditions. Constant currency sales for Ablestik and Emerson and Cuming were both ahead of 2004, but sales for Acheson were lower. Sales in Latin America grew strongly and North America was well ahead whilst Asia and Europe were broadly similar to 2004.

Quest

Sales of £560m for 2005 were £24m (4%) lower than 2004 on an as reported basis, mainly due to the impact of the divestment of the Food Ingredients business in 2004. Excluding foreign exchange translation effects, sales were 5% below 2004. Operating profit before special items of £52m was 11% ahead of 2004 on an as reported basis.

On a constant currency basis, sales grew for the Fragrance business but were lower than 2004 for the Flavours business due to the divestment.

Asia and Latin America sales were both well ahead of 2004 on a constant currency basis. Sales in Europe were in line with 2004 but in North America, sales were lower. Overall, gross margin percentages were broadly unchanged despite rising raw material costs, and constant currency operating profit before special items was 8% higher than in 2004.

The following commentaries relate to Quest’s two major strategic businesses: Flavours (46% of Quest’s sales in 2005) and Fragrance (54%). The geographic split of sales by customer location in 2005 was Europe 38%, North America 22%, Asia 16% and Latin America and Rest of World 24%.

Flavours

Flavours reported sales for 2005 were 13% below 2004 due primarily to the impact of the Food Ingredients divestment. Sales growth for Flavours in both Asia and Latin America was partly offset by lower sales in North America and Europe.

Fragrance

Fragrance reported sales were 6% higher than 2004 and 5% higher on a constant currency basis. Sales to household, fabric, oral care and personal care sectors were all ahead, offsetting the impact of higher raw material, packaging and transport costs in the second half of 2005.

Back to Contents

Uniqema

Uniqema’s reported sales of £631m were in line with 2004, but, excluding foreign exchange translation effects, were 1% lower on a constant currency basis, with growth in Asia and Latin America offset by lower sales in Europe. The geographic split of sales by customer location for Uniqema in 2005 was: Europe 49%, North America 30%, Asia 15%, Latin America and Rest of World 6%. Overall gross margin percentages were slightly lower than in 2004 with glycerine margins falling progressively through the year. However, control of costs below gross margin was maintained, supplemented by benefits from the restructuring programme. Operating profit before special items increased to £22m in 2005 (2004 £20m).

Paints

Paints reported sales of £2,331m for the year were 8% ahead of 2004. Excluding foreign exchange translation effects, sales were 5% ahead of 2004, with growth for all decorative paint businesses (Europe, North America, Asia and Latin America) and for the Packaging Coatings business. Overall gross margin percentages were lower than last year with escalating raw material costs in the second half of the year. Operating profit before special items was 6% ahead of 2004 on a constant currency basis.

The following commentaries relate to the four geographical regions where Decorative Paints operates (Decorative Paints accounted for close to 90% of Paints’ overall sales for 2005) and to the Packaging Coating business (9%). Other businesses accounted for 1% of overall sales. The geographic split for Paints by customer location in 2005 was: Europe 36%, North America 39%, Asia 15% and Latin America and Rest of World 10%.

In Decorative Europe, reported sales for 2005 were 1% ahead of 2004. Excluding favourable foreign exchange translation effects, sales for 2005 on a constant currency basis were 1% ahead of 2004. There was growth for UK trade sales and sales in Ireland and Eastern Europe, whilst sales in the UK retail market were lower.

In Decorative North America, reported sales for 2005 were 6% ahead of 2004. Excluding favourable foreign exchange translation effects, sales for 2005 on a constant currency basis were 4% ahead of 2004. There was growth in all the principal market sectors, but raw material and energy cost increases were significant and gross margin percentages were lower than 2004.

In Decorative Asia, reported sales for 2005 were 18% ahead of 2004. Excluding favourable foreign exchange translation effects, sales for 2005 on a constant currency basis were 17% ahead of 2004, with notable performances in China, India, Pakistan and Vietnam.

Decorative Latin America reported sales for 2005 were 20% ahead of 2004. Excluding favourable foreign exchange translation effects, sales for 2005 were 5% ahead of 2004 with growth in all the key countries in the region.

Reported sales for 2005 for the Packaging Coatings business were 17% ahead of 2004, and excluding favourable foreign exchange translation effects, sales were 14% above 2004.

Regional and Industrial

Reported sales for the Regional and Industrial businesses were £428m, 14% higher than 2004. Constant currency sales were 15% above 2004, with all businesses ahead. Gross margin percentages were impacted by a decline in margins for pure terephthalic acid (PTA) through the year, and operating profit before special items was 2% lower than 2004 on a constant currency basis.

Back to Contents

Foreign currency risk

Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by the passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group treasury. The Group selectively hedges its anticipated future operating cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2005 currency mix of profits, the adverse annual impact due to translation exposures on the Group operating profit (before special items) of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2005 would be approximately £13m. The equivalent impact of a 5% strengthening of Sterling against the Euro would lead to an adverse impact of approximately £4m.

Critical accounting policies, judgements and estimates

The Group’s main accounting policies affecting its results of operations and financial condition are set forth under the heading “Group accounting policies”, which appears on pages 56 to 59 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. Judgements and assumptions have been made by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. Policies which are considered to be the Group’s critical accounting policies under IFRS, as the judgements and assumptions made could have a significant impact on its results of operations and financial condition, are shown under “Notes related to the accounts – Note 37 – Critical accounting policies, judgements and estimates”, which appears on page 130 under Item 18 “Critical accounting policies, judgements and estimates” of this Annual Report on Form 20-F. In addition to the information provided in the third paragraph of that Note, headed “Post-retirement benefits”, the discount rate used is derived from the indices of AA-rated corporate bonds in the countries relevant to the retirement plans and of terms appropriate to the durations of liabilities in the plans.

New Accounting Standards

International Financial Reporting Standards

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to adopt early) at December 31, 2005 (“adopted IFRS”). Following the announcement by the US Securities and Exchange Commission (“SEC”) to allow an exemption from the provision of a second year of comparatives, ICI decided to take advantage of the exemption and hence the transition date for the adoption of IFRS for the Group is January 1, 2004. All comparative data in these statements has been restated accordingly, except the Group has taken the exemption allowed by IFRS 1 (First-time adoption of International Financial Reporting Standards) not to restate comparatives for IAS 32 – “Financial Instruments: Disclosure and Presentation” and IAS 39 – “Financial Instruments: Recognition and Measurement”. Further details are shown under “Notes relating to the Group accounts – Note 1 – Basis of presentation of financial information” which appears on pages 63 and 64 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

Back to Contents

New US standards are outlined under the heading “(l) New US Accounting Standards not yet implemented” under “Notes relating to the Group accounts – Note 36 – Differences between IFRS and US accounting principles”, which appears on page 123 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. In addition, ICI adopted SFAS No. 123 (R) “Share-based Payment” for the first time in 2005, details of which appear under, and are incorporated herein by reference to, “Notes relating to the Group accounts – Note 39 – New US Accounting Standards implemented in the period”, which appears on page 130B under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

B.	Liquidity and Capital Resources.

The following information, which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference: the information set forth under the heading “Notes relating to the Group accounts – Note 22 – Financial Liabilities”, which appears on pages 87 to 89, the information set forth under the heading “Notes relating to the Group accounts – Note 30 – Financial instruments”, which appears on pages 102 to 109; and the information set forth in the table under the heading “Notes relating to the Group accounts – Note 32 – Commitments and contingent liabilities”, which appears on page 111.

The information which appears under Item 5(F) “Operating and financial review and prospects –Contractual obligations” of this Annual Report on Form 20-F, which appears on page 27 of this Annual Report on Form 20-F, is also incorporated herein by reference.

In addition the following information which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth in the third paragraph (beginning “Commitments for capital expenditure not provided in the Group’s consolidated financial statements…”) under the heading “Operating and financial review – Capital expenditure”, which appears on page 28 thereof; and the information set forth under the heading “Operating and financial review – Counterparty credit risk”, which appears on page 23 thereof; the information set forth under the heading “Operating and financial review –Treasury policies”, which appears on page 22 thereof; the information set forth under the heading “Operating and financial review – Financing and interest rate risk”, which appears on page 22 thereof; and the information set forth under the heading “Operating and financial review – Foreign currency risk”, which appears on page 23 thereof.

As noted in the second paragraph (beginning “The Group has acquired, or is committed to acquire...”) under the heading “Notes relating to the Group accounts – Note 26 – Reconciliation of changes in equity – Limitation of borrowings”, which appears on page 99 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, the Group has acquired or is committed to acquire under forward contracts, shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company.

The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.

Cash flow

This commentary relates to the “Group cash flow statement”, which appears on page 62 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

Net cash inflow from operating activities for 2005 was £359m, £32m higher than 2004, with higher operating profit before special items for the Group, a higher cash inflow from movement in working capital, and lower cash outflows in relation to restructuring, offset by higher cash outflows in relation to taxation and dividends. Net cash flow from investing activities was a cash outflow of £106m, which was lower than 2004 by £135m, due primarily to lower net proceeds from the disposal of businesses. Capital expenditure and financial investment for 2005, of £159m, was £1m higher than the £158m outflow in 2004. Payments in respect of disposals prior to 2004 were £47m, compared with £95m in 2004. Acquisitions expenditure was £23m, compared with £4m in 2004.

Back to Contents

Net proceeds from disposals were £108m in 2005, compared with £279m in 2004, and comprised £128m gross disposal proceeds (2004 £291m) less expenditure against divestment provisions of £20m (2004 £12m). The sale of National Starch’s Vinamul Polymers business, with gross proceeds of £111m received in the first quarter of 2005, was the major contributor to disposal proceeds. The expenditure against divestment provisions related primarily to the divestments of the Vinamul Polymers business and the Quest Food Ingredients business.

Dividend payments to the equity holders of the parent of £91m (2004 £82m) comprised the 2004 second interim dividend and the 2005 first interim dividend.

Consequently, the Group’s cash inflow before financing activities for 2005 was £253m, £103m lower than the cash inflow of £356m in 2004. The reduction in Group cash flow resulted primarily from lower proceeds from disposals and higher payments in relation to taxation, partially offset by higher operating profit, improved working capital effectiveness and lower payments in relation to restructuring.

Liquidity and investments

At December 31, 2005, the Group had at its disposal $1,085m (Sterling equivalent £630m) of undrawn, committed borrowing facilities. These comprised $385m maturing in October 2006 and $700m maturing in March 2010. These facilities provide a backstop for short-term funding as well as flexibility to cover future cash flows. In addition, facilities of $240m (£139m) backstop two receivables securitisation programmes which the Group runs in the USA. At December 31, 2005, the amount borrowed under these programmes was £nil.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At December 31, 2005, the Group had £14m of short-term borrowings outstanding, shown under the heading “Notes relating to the Group accounts – Note 22 –Financial liabilities”, which appears on pages 87 to 89 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

During 2005, the principal movement in long-term debt was the maturity of a £100m 18-year note in April 2005.

During 2005, there were no changes in ICI’s debt ratings. At December 31, 2005, the Standard and Poor’s Rating Services’ rating was BBB/Stable/A-2 and Moody’s Investor Service’s rating was Baa3/Stable/P-3. Access to the range of debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

C.	Research and Development, Patents and Licenses, etc.

The following information, which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “ICI Group and its businesses – Research and development”, which appears on page 15 thereof; and the information set forth under the heading “ICI Group and its businesses – Other Group information – Intellectual property”, which appears on page 19 thereof.

Back to Contents

D.	Trend Information.

     Operating results

     Operating results for 2006 are subject to the outcome of many uncertainties, including those matters set forth under “Risk factors”, which appear on pages 149 to 151 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 and are incorporated herein by reference. The following factors could also have an impact:

–	The economic environment: the Group experienced favourable economic conditions in most regions in 2005. A slowing of economic growth in any of the key regions in 2006 could directly impact the results of the Group. ICI has a well-established position in Asia, particularly the ICI Paints, National Starch and Quest businesses. Their products are sold into growth segments of local economies and ICI’s major international customers are investing in capacity to serve domestic and export markets. Growth estimates remain strong for the Asia region and one or two countries in particular. Should the economic outlook change, this could impact favourably or unfavourably the Group’s rates of growth. ICI believes that the electronics market, whilst likely to remain more cyclical than most, will continue to grow and present National Starch with sustained opportunities to introduce new technologies. Against this backdrop, individual market cycles may have an impact on the business.

–	Raw material and energy costs: many parts of the Group experienced significant increases in costs for raw materials during 2005, particularly for petrochemical based materials, but also for some renewable raw materials. In addition, ICI’s businesses have some exposure to energy price fluctuations; for example, National Starch’s starch operation suffered from significant increases in natural gas prices in the US during 2005. Whilst the impact of cost increases was offset by increases in selling prices, further cost increases in 2006, to the extent that they may not be recovered, could adversely affect ICI.

–	PTA to paraxylene (PX) differential margin: the profitability of the Regional and Industrial business in Pakistan is significantly affected by the market price differential between PTA selling prices and the cost of the key PTA feedstock, paraxylene. The differential margin was lower in 2005 than in 2004, and this trend could continue.

–	Restructuring: the restructuring programmes announced in 2003 resulted in cumulative charges of £222m to the end of 2005. A further charge for these programmes of £9m is expected in 2006. Cost savings in 2006 from these programmes are expected to be around £131m, £25m more than in 2005.

–	Foreign exchange: results may be affected by currency movements when the profits and losses of overseas subsidiaries are translated from local currencies into Sterling. The trend over recent years has been for the US dollar to depreciate against Sterling, although it strengthened again slightly in 2005: the average rate of £/US$ was 1.50 in 2002, 1.64 in 2003, 1.84 in 2004 and 1.81 in 2005. Based on the currency mix of profits and losses in 2005, the adverse annual impact on the Group’s operating profit of a 5% weakening of the US$ and related currencies against Sterling, compared with the average rates prevailing in 2005, would be approximately £13m.

Back to Contents

Cash flow

Cash flow for 2006 is subject to the outcome of many uncertainties, including those matters set forth under the heading “Risk factors”, which appear on pages 149 to 151 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 and are incorporated herein by reference, and particularly the trend of operating results discussed above.

The following factors could also have an impact:

–	Restructuring: the restructuring programmes announced initially in 2003 are expected to result in a total cash cost of £168m. Of this, £142m was spent up to the end of 2005, with the remainder expected to be paid primarily in 2006.

–	Disposal provisions: payments against provisions established on the disposal of businesses prior to 2004 amounted to £47m in 2005. Expenditure against the remaining provisions is expected to remain at around this level in 2006.

–	Taxation: for planning purposes over the next few years, the Group is currently forecasting average taxation paid, excluding tax on divestments, to be equivalent to around 21% of profit before taxation and special items.

–	Loans: during 2005 the Group made loan repayments of £137m. Loans due for repayment in 2006 total £166m.

–	Because of ICI’s long history it has significant pension commitments. Principally as a result of changes in mortality, the aggregate net deficit of the pension and other post-retirement plans increased from £1.2bn at December 31, 2004 to £1.7bn at December 31, 2005. As a result, ICI has agreed with the trustees of the two principal UK pension funds to make increased contributions from 2006 onwards amounting to an additional £72m in 2006.

E.	Off-Balance Sheet Arrangements.

Off-balance sheet financing mainly comprises the leases as shown in the information contained in the tables under “Notes relating to the Group accounts – Note 31 – Leases”, which appears on page 110 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

Back to Contents

F.	Contractual Obligations.

The following table summarises ICI’s principal contractual obligations at December 31, 2005, including instalments, which are described in the accounts and related notes. The table below excludes contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of “Notes relating to the Group accounts – Note 32 –Commitments and contingent liabilities”, which appears on pages 111 and 112 under Item 18 “Financial Statements” of this Annual Report on Form 20-F. Further analysis of certain of the major elements comprising the Group’s principal contractual obligations is included in the “Notes relating to the Group accounts” indicated in the table below:

	Notes		Payments due by period
	relating
	to the		Less
	Group		than	1-3	4-5	After
	accounts	Total	1 year	years	years	5 years
As at December 31, 2005		£m	£m	£m	£m	£m

Loans	22	1,238	166	761	26	285
Finance lease obligations	31	2	1	—	—	1
Operating leases	31	322	62	94	59	107
Capital expenditure	32	19	19	—	—	—
ICI UK Pension Fund top-up	25	798	122	244	184	248
ICI UK Specialty Chemicals Pension Fund top-up	25	123	12	25	25	61
Purchase obligations		955	169	408	242	136

Total		3,457	551	1,532	536	838

At December 31, 2005, the Group’s loans, after financial derivatives, were all at floating interest rates. It is not possible, therefore, to provide an accurate estimate of the Group’s commitments for future interest payments. Also, regular, recurring pension contributions are not included in this table as they are largely based on annually updated actuarial calculations / advice and therefore cannot be estimated in advance. Agreed top-up payments are shown as they are agreed in advance, and scheduled to be made over a specified number of years into the future.

Back to Contents

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following information which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “Board of Directors and Executive Management Team”, which appears on pages 30 to 34 thereof.

B.	Compensation.

The following information, which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference: the information, including the table set forth in the second paragraph (beginning “The aggregate remuneration paid to or accrued for key management personnel. . .”) under the heading “Notes relating to the Group accounts – Note 2 –Directors’ and Officers’ remuneration and interests”, which appears on page 64 under Item 18; and the information set forth under the subheading “Notes relating to the Group accounts – Note 7 – Share-based payments – Employees’ share option schemes and other share-based plans”, which appears on page 73 under Item 18.

In addition, the following information which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “Remuneration Report – 2005 Actual remuneration”, which appears on pages 43 to 44 thereof; the information set forth under the heading “Remuneration Report – Directors’ emoluments”, which appears on page 45 thereof; the information set forth under the heading “Remuneration Report – Performance Growth Plan (PGP)”, which appears on page 43 thereof; the information set forth under the heading “Remuneration Report – Awards under the Performance Growth Plan”, which appears on page 46 thereof; the information set forth under the heading “Remuneration Report – Shares vested under the Performance Growth Plan”, which appears on page 46 thereof; the information set forth under the heading “Remuneration Report – Directors’ interests in share options”, which appears on pages 47 and 48 thereof; the information set forth under the heading “Remuneration Report – Retirement benefits”, which appears on pages 49 and 50 thereof; and the information set forth under the heading “ICI Group and its businesses – Retirement benefits”, which appears on page 18 thereof.

As of March 23, 2006, there were options outstanding in respect of 31.8m Ordinary Shares of £1 each under the Senior Staff and UK-Sharesave Option Schemes normally exercisable in the period 2006 to 2015 at subscription prices of £1.340 to £10.077.

C.	Board Practices.

The following information, which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “Corporate governance – Board Committees – Nomination Committee”, which appears on page 36 thereof; the information set forth under the heading “Corporate governance – Board Committees – Remuneration Committee”, which appears on pages 36 and 37 thereof; the information under the heading “Corporate governance – US corporate governance compliance”, which appears on pages 38 and 39 thereof; the information under the heading “Corporate governance – Board Committees – Audit Committee”, which appears on page 37 thereof; and the information set forth under the headings “Remuneration Report – Directors’ service agreements and letters of engagement – Executive Directors” and “Remuneration Report – Directors’ service agreements and letters of engagement – Chairman and Non-Executive Directors,” which appears on pages 51 and 52 thereof.

Back to Contents

D.	Employees.

The information set forth under the heading “Notes relating to the Group accounts – Note 5 –Employee numbers and costs”, which appears on page 71 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

In addition, the information set forth under the heading “ICI Group and its businesses –Employee and employment principles”, which appears on pages 17 and 18 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

E.	Share Ownership.

The information set forth in the second table (beginning with first column headed “Directors….”) under the heading “Notes relating to the Group accounts – Note 2 – Directors’ and Officers’ remuneration and interests”, which appears on page 64 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

In addition, the following information which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “Remuneration Report – Directors’ interests in share options”, which appears on pages 47 and 48 thereof; and the information set forth under the heading “Remuneration Report – Directors’ interests in shares”, which appears on page 50 thereof.

As of March 23, 2006, shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

£1
Ordinary
	Shares(1)	Options granted(1)

		Options	Subscription	Date latest
	At March	outstanding at
	23, 2006	March 23, 2006
	Number	Number	prices	option expires

£
Directors (for further details see the Remuneration Report on pages 47, 48 and page 50 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, incorporated herein by reference)	709,007	9,498,013	£1.340-£10.077	February 17, 2015

Officers	128,306	4,480,070	£1.340-£10.077	February 17, 2015

(1)	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

As of March 23, 2006, no individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share Capital of the Company.

As of March 23, 2006, the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of Class	Amount owned	Per cent of
	(number of shares)	class

Ordinary Shares	837,313	0.070

Back to Contents

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The information set forth in paragraphs (a), (b)(i) and (c) under the heading “Shareholder information – Control of Company”, which appears on page 153 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

Set out below is updated information regarding interests in the Company’s £1 Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As of March 23, 2006

	Amount owned
	(number of shares)	Per cent of
	millions	class

Barclays Bank PLC	119.6	10.03
Capital International Limited	72.9	6.11
Legal & General Investment Management	61.6	5.17
Citibank Shareholder Services*	58.3	4.89
Morley Fund Management Ltd	46.4	3.90
Standard Life Investments Ltd	38.2	3.21

*	This interest relates to ADRs issued by Citibank Shareholder Services, when acting as Depositary; ADRs evidence ADSs.

As of March 23, 2006, no other person held an interest in shares comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

B.	Related Party Transactions.

The following information which appears under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference: the information set forth under the heading “Notes relating to the Group accounts – Note 2 – Directors’ and Officers’ remuneration and interests – Loans and guarantees to Officers”, which appears on page 64 under Item 18; and the information set forth under the heading “Notes relating to the Group accounts – Note 33 – Related party transactions”, which appears on page 112 under Item 18.

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

Export Sales.

The total amount of export sales from the United Kingdom and the total amount of export sales from the United Kingdom as a percentage of total sales by ICI companies located in the United Kingdom is set out below:

	2005		2004

Exports from the United Kingdom	£365	m	£392	m
Exports from the United Kingdom as a percentage of total sales made by ICI companies located in the United Kingdom	36%		37%

Subsidiary Undertakings.

The maximum contingent liability for the Company, mainly on guarantees of borrowings by subsidiaries, was £1,203m (2004 £1,123m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary ICI Wilmington, Inc. From time to time, the Company, in the ordinary course of business, also provides guarantees to its wholly owned subsidiaries.

Legal or Arbitration Proceedings.

Certain companies in the Group are the subject of various claims and proceedings which, if successfully asserted against them, could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former producers of lead pigment and former producers of lead pigment based paint, as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These law suits seek damages for alleged personal injury caused by lead pigment based paint or the costs of removing lead pigment based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead pigment based consumer paint until the 1960s. Glidden is currently a defendant in three active suits (The City of New York v. Lead Industries Association, Inc, et al. (1989), Smith v. Lead Industries Association, Inc, et al. (1999) and Hurkmans v. Salczenco, et al. (2005)) and is also named in one unserved case. Glidden continues to believe that it has strong defences to all of the pending cases, has denied all liability and will continue to defend all such actions.

In 1986, a subsidiary of ICI purchased a newly formed company, now Glidden, from a predecessor of Millennium Holdings LLC (“the Seller”), now a subsidiary of Lyondell Chemical Company. Under the sale agreement, the Seller agreed to indemnify Glidden against certain claims relating to certain pre-completion liabilities, and Glidden also gave certain indemnities to the Seller. Whilst Glidden did not acquire any assets or liabilities for the manufacture or sale of lead pigments, the Seller, however, has previously asserted that it is entitled to indemnification under the sale agreement for certain liabilities it may have relating to lead pigment and/or lead pigment based paint litigation. Glidden, which has assumed all of the purchaser’s rights and obligations under the sale agreement, believes that it has no such obligation to indemnify the Seller. The above indemnity claims have not been ruled on by any court.

Back to Contents

In July 2004, ICI received a request for information from the European Commission relating to alleged cartel activity in the European Methacrylates market. In ICI’s case, the allegations concern a period starting in 1995 and ending when it sold its Acrylics business in 1999. During 2005, the Commission issued a statement of objections, alleging that ICI’s former Acrylics business was involved in breaches of European competition law and, during the fourth quarter, ICI provided a written response to the Commission and attended an oral hearing. ICI's policy is to conduct its business in full compliance with the applicable competition laws. ICI will continue to assist the European Commission with this matter. Their decision is expected in 2006.

During January and February 2006, a number of purported class action lawsuits were filed, currently in the US District Court for the Eastern District of Pennsylvania and the US District Court for the District of New Jersey, on behalf of purchasers of methyl methacrylate who claim to have suffered anti-trust injury as a result of alleged cartel activity referred to in the paragraph above. Along with other parties, ICI has been named as a defendant.

With respect to each of the claims and proceedings described in the four paragraphs above, ICI is unable to make estimates within a reasonable range of outcomes of the loss to which the claims or proceedings may give rise. Disclosure of the amount sought by claimants and plaintiffs (where known) is not considered meaningful with respect to these claims and proceedings, however, an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

The Group is also subject to various other claims or legal proceedings, principally in the United Kingdom and United States, including the following:

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Quest has settled its dispute, without admission of liability, with two of the affected customers. It remains possible that the third affected customer may commence proceedings seeking to recover alleged damages.

From the early 1970s until 1999 ICI Americas Inc (“ICIA”), a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999 each of the schemes carried a surplus. In September 2004 the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA is appealing the final determination to the Armed Services Board of Contract Appeals.

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

On April 30, 2004 ICI sold its Quest Food Ingredients Business to Kerry Group PLC (“Kerry”) for $440 million. Kerry has raised a number of issues regarding potential claims under the sale and purchase agreement. No proceedings have been commenced.

The Directors do not believe that the outcome of the matters described in the four paragraphs above will have a material effect on the Group’s financial position.

Back to Contents

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent that losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

Policy on Dividend Distributions.

The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

The Board continues to believe that this approach is appropriate, and therefore confirms that, following the introduction of IFRS, ICI’s continued intent will be to grow dividends at about the same rate as the growth in net profit before special items attributable to equity holders of the parent.

B.	Significant Changes.

Not applicable.

Back to Contents

ITEM 9 – THE OFFER AND LISTING

A.	Offer and Listing Details.

The information set forth in the fourth paragraph (beginning “The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares . . .”) and the related table under “Shareholder information – Trading market for Ordinary Shares”, which appears on page 152 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

The reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange, based on its Daily Official List and the reported high and low sale prices of ADSs, as reported by Dow Jones (ADR quotations) for each month since February 2006 are set out below:

	£1 Ordinary Shares		ADSs

	Month	Month	Month	Month
2006	high	low	high	low

	£	£	$	$

February	3.67	3.35	26.02	23.25
March (through to March 23)	3.63	3.30	25.47	22.88

The Company’s share price as of March 23, 2006 was £3.61; the Company’s ADS price as of March 23, 2006 was $25.08.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The information set forth in the second paragraph (beginning “The principal trading market for the Company’s Ordinary Shares…”) and in the table that immediately follows setting out the number of record holders under the heading “Shareholder information – Trading market for Ordinary Shares”, which appears on page 152 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

		In the United
	Total	States

Number of record holders of:
Ordinary Shares as at January 1, 2006	127,622	694
ADSs as at March 23, 2006	2,032	1,977

As of March 23, 2006, the proportion of Ordinary Shares represented by ADSs was 4.89% of the Ordinary Shares in issue.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Back to Contents

ITEM 10 – ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and Articles.

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

Directors

Restrictions on voting

Subject to the exceptions set out below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board of directors in respect of any contract, arrangement or proposal in which he has a material interest and, if he does so, his vote is not to be counted. This prohibition does not apply to a director in relation to:

–	any arrangement for giving any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, the Company or any of its subsidiaries;

–	any contract or arrangement by a director to participate in the underwriting of any offer of shares, debentures or other securities of the Company, or any of its subsidiaries, for subscription, purchase or exchange;

–	any contract of arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company, or by reason of any other interest in or through the Company;

–	any contract of arrangement concerning any other company in which the director is interested, directly or indirectly, whether as an officer, shareholder, creditor or otherwise, unless he owns more than 1% of that company’s equity share capital (determined on the basis set out in the Articles);

–	any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme, share option scheme, share incentive scheme or profit sharing scheme, which relates to both directors and employees of the Company, or of any of its subsidiaries and does not accord to any director as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates;

–	any arrangement for the benefit of employees of the Company, or any of its subsidiaries under which the director benefits in a similar manner as the employees; or

–	any proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any directors of the Company, or for persons who include directors of the Company.

Back to Contents

Compensation

Non-executive directors are entitled to receive such remuneration as the board of directors may determine, but the aggregate of all such remuneration to non-executive directors may not exceed £500,000 per annum unless authorized by an ordinary resolution. Executive directors are entitled to receive such remuneration as the board of directors may determine. In the absence of an independent quorum, directors do not have the power to vote compensation to themselves or any member of their body.

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

Age Limit

No person is disqualified from being a director or is required to vacate that office by reason only of the fact that he is 70 or more years of age. If at an annual general meeting a director who is 70 or more years of age as at the date of the meeting is proposed for election or re-election, his age must be set out in the notice accompanying the meeting.

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

Retirement

At each annual general meeting one-third of the directors, representing those directors who have been in office longest since their last election, as well as any directors appointed by the board of directors since the last annual general meeting, are required to retire and are then considered for reelection if they wish to stand for re-election. In cases when directors were elected or re-elected on the same day, the decision as to which of them is to retire is determined by lot unless they otherwise agree.

Indemnification

Every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) is entitled to be indemnified out of the assets of the Company against liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that such indemnification would not be treated as void under the Companies Act 1985.

Back to Contents

Shares

Uncertificated Shares

In accordance with the UK Uncertificated Shares Regulations 2001, the Articles detail clearly the use of the multi-currency electronic settlement system for UK and Irish securities (“CREST”) in the course of payment for dividends or other moneys payable in respect of shares.

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

Meetings

Simultaneous attendance:

(i)	through satellite

The Company may arrange for shareholders to attend, speak and vote at a general meeting of the Company by simultaneous attendance at a satellite meeting anywhere in the world.

(ii)	through other forums

The Company may arrange for shareholders who are entitled to attend a general meeting to be able to view and hear the proceedings and to speak, but not vote, by attending a venue other than a satellite meeting place.

Safety and security

In the interests of shareholder safety and security, the directors are permitted to control the level of attendance at general meetings and to change the meeting place or to postpone or adjourn the meeting if it becomes impracticable or unreasonable for it to be held. The Chairman is able to impose such security restrictions as he considers appropriate and to refuse entry to anyone who does not comply.

Electronic communications

Notices of meetings to shareholders, voting and the appointment of proxies may be facilitated by electronic communications.

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

A poll may be demanded by any of the following:

–	the chairman of the meeting;

–	at least five shareholders entitled to vote and present in person, by proxy or by a duly authorized representative at the meeting;

–	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting and present in person, by proxy or by a duly authorized representative; or

–	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy has the authority to demand a poll or to join others in demanding one. Matters are transacted at the Company’s general meetings by the proposal and approval of three kinds of resolutions:

–	ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment or reappointment of auditors, the increase of authorised share capital or the grant of authority to allot shares,

–	special resolutions, which include resolutions to amend the Company’s Memorandum or Articles or resolutions changing the name of the company, and

–	extraordinary resolutions, which are those required under the UK Companies Act or the Company’s Articles to approve a matter outside the ordinary course, for example a resolution relating to the winding-up of ICI.

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

Rights to Share in the Profits

See “Dividend Rights” above.

Back to Contents

Rights in the Event of Liquidation

In the event of the liquidation of ICI, after payment of all liabilities and deductions in accordance with English law, the liquidator may, with the sanction of an extraordinary resolution of the Company, distribute the balance of assets available for distribution first among the holders of the Company’s ordinary shares according to the amounts paid-up on the shares held by them. Any surplus thereafter will be distributed pro rata to the holders of the Company’s ordinary shares according to the respective number of ordinary shares held by them. A liquidator may, with the sanction of an extraordinary resolution of the shareholders and any other sanction required by the UK Insolvency Act 1986:

(i) divide among the shareholders in kind the whole or any part of the Company’s assets, whether they consist of property of the same kind or not; and

(ii) vest the whole or any part of the balance of assets in trusts for the benefit of the shareholders.

No shareholder shall be compelled to accept any assets whereon there is any liability.

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

Back to Contents

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

Disclosure of Shareholder Ownership

There are no provisions in the Company’s Memorandum or Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s ordinary shares are required to make disclosure of their ownership percentage. Sections 198 to 211 of the UK Companies Act do, however, impose such disclosure requirements upon a person who acquires or ceases to have an interest in shares comprising any class of the Company’s issued and voting share capital and, as a result, either obtains, or ceases to have:

–	a “material interest” in 3% or more of the nominal value of any class of the Company’s issued voting share capital; or

–	an aggregate interest (whether “material” or not) in 10% or more of the nominal value of any class of the Company’s issued voting share capital or the percentage of his interest in the Company’s issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

A “material” interest means, broadly, any beneficial interest, including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the UK Companies Act, other than those of an investment manager or an operator of a unit trust/recognized scheme/collective investment scheme/open-ended investment company.

Back to Contents

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

There are additional disclosure obligations under the Rules Governing Substantial Acquisitions of Shares where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. In this case notification should be directed to the London Stock Exchange and to the Company no later than noon on the business day following the date of the acquisition.

The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover transaction, and anyone acting in concert with such parties, during the course of an offer period.

C.	Material Contracts.

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years to March 30, 2006.

(a)	an agreement dated October 25, 2004 between, amongst others, (1) the Company, (2) ICI Chemicals & Polymers Limited, (3) Ineos Chlor Holdings Limited and (4) Ineos Chlor Limited under which Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m, and ICI agreed to write off all existing indebtedness from Ineos Chlor;

(b)	a Sale and Purchase Agreement dated November 23, 2004 between Ergon Investments UK Limited, or Ergon, a subsidiary of the Company, and Celanese Americas Corporation for the sale of the Vinamul Polymers business of Ergon for a purchase price of US$208m (£111m) in cash. The agreement contains various warranties, indemnities and covenants made by Ergon for the benefit of the purchaser; and

(c)	an Employment Agreement dated November 2, 2005 between the Company and Mr Alan Brown detailing the rights, duties and responsibilities of Mr Brown in his capacity as Chief Financial Officer of the Company. The agreement sets Mr Brown’s annual basic salary at £415,000.

D.	Exchange Controls.

The information set forth under the heading “Shareholder information – Exchange controls and other limitations affecting security holders”, which appears on page 153 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

E.	Taxation.

The information set forth under the heading “Shareholder information – Taxation”, which appears on page 154 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

Back to Contents

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

The information set forth under the heading “Shareholder information – Documents on display – Securities and Exchange Commission (SEC)”, which appears on page 155 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

I.	Subsidiary Information.

The information set forth under the heading “Principal subsidiary undertakings”, which appears on page 131 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information set forth in the second paragraph under the heading “Notes relating to the Group accounts – Note 26 – Reconciliation of changes in equity – Limitation of borrowings”, which appears on page 99 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, is incorporated herein by reference. The Group has acquired or is committed to acquire under forward contracts, shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company.

In addition, the following information which appears in the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006 is incorporated herein by reference: the information set forth under the heading “Operating and financial review – Quantitative disclosure about market risk”, including the subheadings “Market risk – Interest rate sensitivity” and “Market risk – Foreign currency sensitivity”, which appears on page 23 thereof; the information set forth under the heading “Operating and financial review – Financing and interest rate risk”, which appears on page 22 thereof; the information set forth under the heading “Operating and financial review – Foreign currency risk”, which appears on page 23 thereof; and the information set forth under the heading “Operating and financial review – Counterparty credit risk”, which appears on page 23 thereof.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

Part II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The information set forth under the heading “Shareholder information – Defaults, dividend arrearages and delinquencies”, which appears on page 152 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate governance – Audit and internal control”, which appears on pages 37 and 38 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

The Company’s Chief Executive and Chief Financial Officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005 and concluded that, as of the date of their evaluation, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities. The Company’s management necessarily applied its judgment in assessing such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

The Company is in the process of implementing a plan to align its internal control systems with the requirements established in Section 404 of the Sarbanes Oxley Act. Section 404 requires that, in addition to the annual audit, management prepares a report on the design, maintenance and periodic evaluation of its internal control system for financial reporting, which is to be accompanied by an attestation report by its external auditor.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr J T Gorman and Baroness Noakes are the Audit Committee’s financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

The information contained in the third paragraph under the heading “Corporate governance –Adoption and disclosure of corporate governance guidelines”, which appears on page 39 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

ITEM 16B – CODE OF ETHICS

The information, regarding the Company’s “Code of Conduct” is set forth under the heading “Corporate governance – Principles of business conduct”, which appears on page 39 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference. The Code applies to all ICI employees including the Group’s Chief Executive, Chief Financial Officer and Group Financial Controller.

Back to Contents

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information, including the table set forth under the heading “Notes relating to the Group accounts – Note 41– Remuneration of the Auditor set out in accordance with SEC Regulations”, which appears on page 130D under Item 18 “Financial Statements” of this Annual Report on Form 20-F is incorporated herein by reference. In addition, the information set forth in the fifth paragraph (beginning “The Audit Committee has established a policy which is intended to preserve. . .”) under the heading “Corporate governance – Audit Committee Report”, which appears on page 37 of the Company’s Annual Report and Accounts 2005 contained in its report on Form 6-K dated March 14, 2006, is incorporated herein by reference.

All fees for audit related services, tax services and other services provided by the Auditor of the Company during the two years ended December 31, 2005 were approved by the Audit Committee of the Company.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any of its “affiliated purchasers” purchased equity securities of the Company between January 1, 2005 and December 31, 2005.

Pursuant to shareholder resolutions approved at the Annual General Meetings of the Company for 2004 and 2005, during 2004 and 2005, respectively, the Company was unconditionally and generally authorized to make market purchases (within the meaning of section 163 (3) of the (UK) Companies Act 1985) as follows:

		Amount approved
Share repurchase		Ordinary Shares of £1
authorisations	Date announced	each	Expiration date

Authorisation pursuant to shareholder resolution at 2004 Annual General Meeting	May 26, 2004	119,120,038	May 25, 2005
Authorisation pursuant to shareholder resolution at 2005 Annual General Meeting	May 25, 2005	119,123,822	May 24, 2006

As noted in the second paragraph (beginning “The Group has acquired, or is committed to acquire….”) under the heading “Notes relating to the Group accounts – Note 26 – Reconciliation of changes in equity – Limitation of borrowings”, which appears on page 99 under Item 18 “Financial Statements” of this Annual Report on Form 20-F, the Group has acquired or is committed to acquire under forward contracts, shares in the Company, which include collateral requirements relating to the prevailing price of shares in the Company.

Back to Contents

Part III

ITEM 17 – FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

The information set forth under the heading “Report of Independent Registered Public Accounting Firm To The Board and Members of Imperial Chemical Industries PLC” on page 46 hereof, the table of contents to the accounts on page 55 hereof, and the related financial statements and notes on pages 56 to 131 under this Item 18 “Financial Statements” constitute the Company’s response to this Item 18 “Financial Statements”.

The information set out in these accounts does not constitute the Company’s full statutory accounts for the years ended December 31, 2005 and 2004. Such statutory accounts have been reported on by the Company’s auditor. The auditor’s reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended December 31, 2004 have been delivered to the Registrar of Companies and those for the year ended December 31, 2005 will be delivered in due course.

Back to Contents

Report of Independent Registered Public Accounting Firm

To The Board and Members of Imperial Chemical Industries PLC

We have audited the accompanying consolidated balance sheets of Imperial Chemical Industries PLC and subsidiaries (“the Group”) as of December 31, 2005 and 2004, and the related consolidated income statements, consolidated statements of total recognised income and expense, and consolidated cash flow statements for each of the years in the two-year period ended December 31, 2005 presented on pages 56 to 131. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Imperial Chemical Industries PLC and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As referred to in note 30 to the consolidated financial statements, Imperial Chemical Industries PLC changed its method of accounting for certain financial instruments with effect from January 1, 2005, upon the adoption of International Accounting Standards 32 and 39.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 36 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
London, England
February 16, 2006

Back to Contents

Back to Contents

Group accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company, its consolidated subsidiaries and its proportionally consolidated joint ventures but not to its associates.

The financial statements are prepared in accordance with International Financial Reporting Standards and its interpretations, as adopted by the European Union (“adopted IFRS”) and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The adoption of full IFRS by the European Union would not result in any significant changes to these financial statements. The following paragraphs describe the main accounting policies. Note 36 describes the significant differences between IFRS and US Generally Accepted Accounting Principles (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from IFRS to US GAAP as a result of each difference.

Basis of consolidation
The Group accounts include the accounts of the parent undertaking, subsidiaries, joint ventures and associates. The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operation, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation, and which has been sold, permanently terminated or classified as held for sale at the period end. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified held for sale if earlier. Prior years analyses are restated to reflect that business as discontinued.

Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised income and expense of associates on an equity accounted basis, from the date that significant influence commences until that date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures
Joint ventures are those undertakings over which the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Revenue
Revenue represents the fair value of consideration received or receivable for goods supplied and services rendered to customers, excluding intergroup income and after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue and costs incurred in respect of the transaction can be measured reliably and collectability is reasonably assured.

Revenue includes the Group share of the revenue of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include the Group’s share of the revenue of associates.

Operating leases
The cost of operating leases is charged on the straight-line basis over the period of the lease.

Depreciation and amortisation
The Group’s policy is to write off the book value of property, plant and equipment, excluding land, and intangible assets other than goodwill to their residual value evenly over their estimated remaining life. Residual values are reviewed on an annual basis. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the total lives approximate to 32 years for buildings, 14 years for plant and equipment and 3 to 5 years for computer software. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cash flows from the asset and net realisable value of the asset, the resulting impairment is charged to the income statement.

Foreign currencies
Income statements of foreign operations are translated into sterling at average rates for the relevant accounting periods where it is a good approximation of the actual rate. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net finance expense.

Exchange differences on all other balances, except foreign currency loans accounted for as net investment hedges, are taken to the income statement. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates together with those on foreign currency loans accounted for as net investment hedges, are taken to equity.

An intergroup monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in the foreign operation. Exchange differences arising on a monetary item that forms part of the Group’s net investment in a foreign operation is recognised in a separate component of equity and is recognised in profit and loss on disposal of the net investment.

One of the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date to IFRS.

Taxation
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for tax on any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted or substantially enacted at the balance sheet date.

No deferred tax is provided on temporary differences arising on investments in subsidiaries where the Group is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilised.

56 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Special items
Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. The Group has chosen not to restate business combinations prior to the transition date on an IFRS basis. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of profit or loss on disposal. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, subject to being tested for impairment at that date. Goodwill taken to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Non-current assets and disposal groups held for sale
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations was effective for annual periods beginning on or after 1 January 2005. The standard sets out the requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 Discontinued Operations. The Group has applied IFRS 5 prospectively from 1 January 2005.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment
Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses (see accounting policy on depreciation). The Group has not adopted the exemption to restate items of property, plant and equipment to fair value at the transition date. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Intangible assets other than goodwill
Research and development
Research expenditure is charged to income in the year in which it is incurred.

Development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38 Intangible Assets. Regulatory and other uncertainties generally mean that such criteria are not met. Intangible assets, if capitalised, are amortised on a straight-line basis over the period of the expected benefit.

Other intangible assets
Other intangible assets that are acquired by the Group, principally computer software, are stated at cost less accumulated amortisation and impairment losses (see accounting policy on amortisation). Expenditure on internally generated brands is recognised in the income statement as an expense when incurred. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Valuation of inventories
Finished goods, raw materials and other inventories are stated at the lower of cost and net realisable value; the first in, first out or an average cost method of valuation is used consistently across inventory classes of a similar nature. In determining cost for inventory valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Disposal provisions
The Group is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include post-retirement benefit liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Group based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Group’s control or are present obligations arising from past events that are not recognised as it is not probable that a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Group reviews its obligations regularly and provides disclosures of its contingent liabilities in note 32 relating to the Group accounts.

Employee benefits
The Group accounts for pensions and similar benefits (principally healthcare) under IAS 19 (revised) Employee Benefits. The Group’s net obligation in respect of defined benefit plans is calculated by independent, qualified actuaries and updated at least annually. Additional updates are performed when one-time events or market fluctuations, which do not include regular, ongoing changes in actuarial assumptions, indicate that the benefit obligation and pension assets differ significantly from the most recent valuation. These events could occur as the result of a change in benefits, a redundancy exercise or a disposal. Material settlements or curtailments are examples of the one-time events that would trigger such an update. Obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised in full in the period in which they occur and presented in the statement of recognised income and expense. Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. All cumulative actuarial gains and losses have been recognised in equity at the transition date.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the asset and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The cost of shares held by the ESOP are deducted from equity.

Accounts	ICI Annual Report and Accounts 2005 57

Back to Contents

Group accounting policies

Share-based payments
The Group has applied the requirements of IFRS 2 Share-based Payment and has elected not to adopt the exemption to apply IFRS 2 only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all grants not fully vested at the date of transition to maintain consistency across reporting periods. The fair value of these grants in prior periods has been disclosed previously as part of the ongoing US GAAP disclosure requirements.

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at grant date. Fair value is measured using the Black-Scholes model, taking into account the terms and conditions upon which the instruments were granted, excluding the impact of any non-market vesting conditions.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted and the number of equity instruments which eventually vest. At each balance sheet date, the Group revises its estimates of the number of equity instruments that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

Financial assets
Investments and current asset investments are classified as held-to-maturity financial assets and other loan investments are classified as loans and receivables in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Both these classes of financial assets are recognised at amortised cost using the effective interest method.

Financial derivatives
As described further in note 1, financial instruments in the 2004 comparative information are reported in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 results. The accounting policies for financial instruments in accordance with both IFRS and UK GAAP are detailed below.

Financial derivatives – IFRS (2005)
Hedge accounting
The Group uses various derivative financial instruments to manage exposure to foreign exchange risks. These include currency swaps and forward currency contracts. The Group also uses interest rate swaps to manage interest rate exposures. The Group does not use derivative financial instruments for speculative purposes.

The accounting for the Group’s various hedging activities is detailed below:

Transaction exposure hedging
Forward currency contracts hedging transaction exposures are fair valued through the income statement.

Forecast cash flow hedging
Derivatives used to hedge the currency risks associated with forecast cash flows are fair valued through the income statement. Where these derivatives form part of designated, effective cash flow hedges, the portion of the gain or loss that is determined to be an effective hedge under IAS 39 Financial Instruments: Recognition and Measurement is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement.

For effective hedges that include a purchase of a forecast non-monetary item, the gain or loss on the derivative, at the end of the hedge relationship, is capitalised into the carrying value of that non-monetary item.

Interest rate hedging
Interest rate derivatives are fair valued through the income statement. Where interest rate derivatives form part of designated, effective fair value hedge relationships, the gain or loss from remeasuring the hedging instrument at fair value is recognised in income or expense, and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in income or expense. Where interest rate derivatives form part of designated, effective cash flow hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in the income statement.

Net investment hedging (currency hedging)
Currency derivatives are fair valued through the income statement except, where currency derivatives and foreign currency loans form part of designated, effective net investment hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in income or expense. For net investment hedges, the gain or loss on the hedging instrument that has been recognised in equity is recognised in income or expense on the disposal of the foreign operation.

Commodity hedging
Derivatives used to manage commodity price exposures are fair valued through the income statement. Where these derivatives form part of designated, effective hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity until the underlying hedged item is recognised. At this point any deferred gain or loss adjusts the carrying value of the underlying hedged item.

Discontinuance of hedge accounting
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, the following accounting treatment will be adopted:

Fair value hedges
Any adjustment made to the carrying amount of the hedged item, as a consequence of the fair value hedge relationship, shall be amortised to profit or loss through the income statement over the remaining life of the hedged item.

Cash flow hedges
Any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs or impacts the income statement. If a forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period through the income statement.

Fair values
The fair value of the Group’s debt and derivatives has been estimated using discounted anticipated cash flows utilising zero-coupon yield-curves for the relevant currencies.

58 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Financial derivatives – UK GAAP (2004)
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit. Other material instruments do not involve deferral since the profit impact they offset occurs during the terms of the contracts.

Foreign currency derivative instruments
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements are:

•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or financing activities, as appropriate, in the Group cash flow statement.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. Exchange gains/losses are included in the statement of recognised income and expense along with similar movements in the values of the investments being hedged.

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are retranslated to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in operating profit.

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

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as “other debtors”. At maturity, the option premia net of any realised gains on exercise, are taken to the income statement as operating profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with interest income/expense as appropriate. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as “other debtors”. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

Accounts	ICI Annual Report and Accounts 2005 59

Back to Contents

Group income statement
for the year ended 31 December 2005
		2005				2004

		Continuing	operations	Discontinued	Total	Continuing	operations	Discontinued	Total
				operations				operations
		Before	Special			Before	Special
		special	items			special	items
		items				items
	notes	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	4,6	5,812		–	5,812	5,609		–	5,609

Operating costs	3,6	(5,302)	27	–	(5,275)	(5,106)	(5)	–	(5,111)

(including special items of:

restructuring costs	3		(13)	–	(13)		(5)	–	(5)

post-retirement benefits)	3		40	–	40		–	–	–

Other operating income	6	40	–	–	40	35	–	–	35

Profits less losses on disposal of fixed assets	3		7	–	7		(1)	–	(1)

Operating profit (loss)	3,4,6	550	34	–	584	538	(6)	–	532

Profits less losses on sale of operations	3		13	7	20		195	(20)	175

Share of profits less losses of associates	8	3	–	–	3	2	–	–	2

Interest expense	9	(129)	–	–	(129)	(170)	–	–	(170)

Interest income	9	57	–	–	57	85	–	–	85

Post-retirement benefit finance:

Interest cost	9,25	(451)	–	–	(451)	(447)	–	–	(447)

Expected return on assets	9,25	414	–	–	414	414	–	–	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves	3,9		2	–	2		15	–	15

		(109)	2	–	(107)	(118)	15	–	(103)

Profit (loss) before taxation		444	49	7	500	422	204	(20)	606

Income tax expense	10	(92)	19	(7)	(80)	(88)	(16)	6	(98)

Net profit (loss)		352	68	–	420	334	188	(14)	508

Attributable to equity holders of the parent		321	69	–	390	306	182	(14)	474

Attributable to minority interest		31	(1)	–	30	28	6	–	34

Earnings (loss) per
£1 Ordinary Share	11

Basic – Continuing operations					32.9p				41.2p

Discontinued operations					–				(1.1)p

					32.9p				40.1p

Diluted – Continuing operations					32.8p				41.2p

Discontinued operations					–				(1.1)p

					32.8p				40.1p

Statement of Group recognised income and expense
for the year ended 31 December 2005

		2005	2004
	notes	£m	£m

Net profit		420	508

Exchange differences on translating foreign operations		83	(32)

Recycling of cumulative exchange differences		–	1

Actuarial gains and losses		(625)	(92)

Changes in fair value of cash flow hedges		2

Tax on items taken directly to equity		38	30

		(502)	(93)

Total recognised income and expense for the period	26	(82)	415

IFRS 2005 transitional adjustment (IAS 32 and IAS 39)	26	(63)

		(145)	415

Attributable to equity holders of the parent	26	(183)	381

Attributable to minority interests	26	38	34

See accompanying notes to consolidated financial statements.

60 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Group balance sheet
at 31 December 2005
		2005	2004
	notes	£m	£m

Assets

Non-current assets

Intangible assets	12	601	569

Property, plant and equipment	13	1,599	1,599

Investments in associates	14	19	22

Financial assets	15	73	35

Deferred tax assets	16	506	458

Other receivables	18	81	72

Post-retirement benefit asset	25	11	10

		2,890	2,765

Current assets

Inventories	17	658	648

Trade and other receivables	18	1,067	986

Financial assets	15	30	22

Cash and cash equivalents	19	522	477

		2,277	2,133

Total assets	4	5,167	4,898

Liabilities

Current liabilities

Trade and other payables	20	(1,485)	(1,303)

Financial liabilities	22	(231)	(300)

Current tax liabilities	21	(423)	(387)

Provisions	23	(106)	(210)

		(2,245)	(2,200)

Non-current liabilities

Financial liabilities	22	(1,097)	(1,114)

Other creditors	20	(40)	(15)

Provisions	23	(298)	(341)

Deferred tax liabilities	16	(274)	(285)

Post-retirement benefit liabilities	25	(1,699)	(1,190)

		(3,408)	(2,945)

Total liabilities	4	(5,653)	(5,145)

Net assets		(486)	(247)

Equity

Called-up share capital	26	1,192	1,191

Share premium account	26	934	933

Retained earnings and other reserves	26	(2,739)	(2,456)

Attributable to equity holders of the parent	26	(613)	(332)

Minority interests	26	127	85

Total equity	26	(486)	(247)

See accompanying notes to consolidated financial statements.

The accounts on pages 56 to 131 were authorised for issue by the Board of Directors on 16 February 2006 and were signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

Accounts	ICI Annual Report and Accounts 2005 61

Back to Contents

Group cash flow statement
for the year ended 31 December 2005
		2005	2004
	notes	£m	£m

Cash flows from operating activities

Profit before tax		500	606

Adjusted for:

Net finance expense		109	118

Depreciation and amortisation		168	169

Post-retirement benefit charges		41	63

Special items	3	(56)	(184)

Taxation on associates		1	2

Movement in working capital		60	13

Outflows relating to special items in operating profit		(53)	(81)

Post-retirement benefit payments	25	(153)	(151)

Interest paid		(122)	(153)

Interest received		55	87

Tax paid excluding tax on disposal of businesses		(83)	(43)

Dividends paid to equity holders of the parent		(91)	(82)

Dividends paid to minority interests		(15)	(13)

Other items		(2)	(24)

Net cash inflow from operating activities*		359	327

Cash flows from investing activities

Purchase of property, plant and equipment		(159)	(158)

Proceeds from sale of property, plant and equipment		17	8

Purchase of businesses, net of cash acquired	29	(23)	(4)

Net proceeds from disposal of businesses†	29	108	279

Payments in respect of disposals prior to 2004		(47)	(95)

Tax on disposal of businesses		(2)	(1)

Net cash (outflow) inflow from investing activities*		(106)	29

Cash flows from financing activities

(Increase) in current asset investments	28	(6)	(38)

Increase in long-term loans	28	6	12

Repayment of long-term loans	28	(137)	(521)

Net (decrease) increase in short-term borrowings	28	(114)	84

Movement in non-operating derivatives	28	26

Other financing cash flows	28	1	(1)

Net cash (outflow) from financing activities		(224)	(464)

Cash and cash equivalents at beginning of period	28	469	588

Net cash inflow (outflow) from all activities	28	29	(108)

Movement arising on foreign currency translation		18	(11)

Cash and cash equivalents at end of period	28	516	469

*	Net cash inflow from operating activities includes £nil (2004 £nil) cash flow relating to discontinued operations. Net cash flow from investing activities includes £43m (2004 £60m) cash outflow from discontinued operations.

†	Includes payments in respect of disposals in 2004 and later (see note 29).

See accompanying notes to consolidated financial statements.

62 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Notes relating to the Group accounts

1  Basis of presentation of financial information

These consolidated financial statements have been based on the recognition and measurement requirements of International Financial Reporting Standards and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to adopt early) at 31 December 2005 (‘adopted IFRS’). These financial statements also comply with full IFRS effective at 31 December 2005 as issued by the IASB. The following standards, amendments and interpretations are only effective for accounting periods beginning after 31 December 2005:

Standards, amendments and interpretations not expected to have a significant effect on the Group include: IFRS 6 Exploration for and Evaluation of Mineral Resources; IFRS 7 Financial Instruments: Disclosures; Amendment to IAS 1 Presentation of Financial Statements Capital Disclosures; Amendment to IAS 39 Cash flow hedge accounting of forecast intergroup transactions; Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance contracts; Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds and IFRIC 7 Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies.

Standards, amendments and interpretations still under review as to their effect on the Group include: Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates: net investment in foreign operation; IFRIC 4 Determining whether an arrangement contains a lease; IFRIC 6 Liabilities arising from participating in a specific market – Waste electrical and electronic equipment and IFRIC 8 Scope of IFRS 2.

These are the Group’s first consolidated financial statements in accordance with adopted IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards. The Group’s transition date for adoption of IFRS is 1 January 2004. The Group has applied the exemption by the US Securities and Exchange Commission from the provision of a second year of comparatives. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 35.

The Group’s accounting policies as set out in the 2004 Annual Report and Accounts have been revised where applicable to conform to IFRS. The complete accounting policies are set out on pages 56 to 59 of this report. IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. The exemptions taken by ICI in accordance with IFRS 1 have been described in the accounting policy to which they relate and are repeated below. These policies have been consistently applied to all the years presented and in preparing the opening IFRS balance sheet at 1 January 2004 for the purpose of the transition to IFRS, except for those relating to the classification and measurement of financial instruments. The comparative figures in respect of 2004 have been restated to reflect these changes in accounting policies accordingly.

IFRS transition exemptions
ICI has taken the following key exemptions on transition to IFRS:

(a)	Business combinations: The Group has chosen not to restate business combinations prior to the transition date on an IFRS basis. If the Group had not taken this exemption, the key difference would have been that the accounting for the acquisition of the Unilever Speciality Chemicals business in 1997 would have been restated in accordance with IFRS 3. The main consequence of this would have been that the goodwill taken to reserves under UK GAAP would have been recognised on the balance sheet under IFRS, subject to an impairment test at the transition date and annually thereafter.

(b)	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity at the transition date. This is to maintain consistency with prospective Group policy, whereby all actuarial gains and losses will be recognised directly in reserves via the statement of recognised income and expense. If the Group had not taken this exemption, then the cumulative actuarial gains and losses would have been split into a recognised portion and a larger unrecognised portion. The unrecognised portion offsetting the post-retirement benefit liability on the balance sheet would be charged to the income statement on a systematic basis over a period of time.

(c)	Cumulative translation differences: One of the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date. If the Group had not taken this exemption, a different amount of net foreign exchange gains and losses would be transferred to the income statement on disposal of a foreign operation.

(d)	The Group took the exemption under IFRS 1 not to restate comparative information in respect of IAS 32 and IAS 39. As a consequence financial instruments included in the 2004 comparative information are still in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 results. In accordance with the transitional provisions of IFRS, this had been treated as a change in accounting policy. The accounting policy for financial instruments under both UK GAAP and under IFRS is detailed on page 58 to 59 of this report. The adjustments made to reserves as a result of adopting IAS 32 and IAS 39 on 1 January 2005 are detailed in note 26. The resultant effect on opening net debt is detailed in note 28. If the Group had not taken this exemption, a number of financial instruments would have been recognised or revalued in the opening balance sheet at 1 January 2004 and accounted for during the year ended 31 December 2004 in accordance with IAS 32 and IAS 39.

The exemptions ICI has elected not to adopt include the following:

(a)	Share-based payments: The Group has not adopted the exemption to apply IFRS 2 Share-based payment only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition to maintain consistency across reporting periods. Fair value disclosures in respect of share based incentive schemes have been previously made in the Group’s US GAAP net income reconciliation in the Annual Report and Accounts.

(b)	Fair value or revaluation at deemed cost: The Group has not adopted the exemption to restate items of property, plant and equipment to fair value at the transition date. Such items have been maintained at historical cost in order to maintain consistency with previous Group policy.

Accounts	ICI Annual Report and Accounts 2005 63

Back to Contents

Notes relating to the Group accounts

1  Basis of presentation of financial information (continued)

IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005. The European Commission has adopted a ‘carved-out’ version of IAS 39, which excludes certain aspects of hedge accounting. The endorsement of the full IAS 39 by the European Commission would have no significant effect on the results of the Group.

Continuing and Discontinued Operations
For reporting purposes, the results in these financial statements differentiate between the Group’s continuing and discontinued operations. Discontinued operations are components of the Group representing separate major lines of business or geographical areas of operations, or are part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation and which have been sold, permanently terminated or classified as held for sale at the period end. A component of the Group comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. All other operations are classified as continuing operations. Transactions in these financial statements which are identified as relating to discontinued operations comprise items (and associated tax effects) in respect of the following operations, all of which were sold or terminated before 1 January 2004; Polyurethanes business, Tioxide business, selected Petrochemicals businesses, Acrylics business, Chlor-Chemicals business, Polyester business and Ethylene oxide business.

Non co-terminous year ends
Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, one subsidiary made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally four subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Critical accounting policies, judgements and estimates
The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and related disclosures. Actual results could differ from those estimates. Judgements made by management on the application of IFRS that have had a significant effect on the financial statements and estimates with a significant risk of material adjustments in the next year are discussed in note 37.

2  Directors’ and Officers’ remuneration and interests

The Directors and Officers are regarded as the key management personnel of the ICI Group. Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration Report on pages 42 to 52.

The aggregate remuneration paid to or accrued for key management personnel for services in all capacities during the years ended 31 December are as follows:

	2005			2004

	Directors	Officers	Total	Directors	Officers	Total
	£m	£m	£m	£m	£m	£m

Short-term employee benefits	4.3	2.5	6.8	4.1	2.4	6.5

Post-retirement benefits	0.4	0.2	0.6	0.3	0.2	0.5

Termination benefits	–	–	–	0.4	–	0.4

Share-based payments	2.3	1.0	3.3	1.7	0.7	2.4

	7.0	3.7	10.7	6.5	3.3	9.8

	£1 Ordinary	Options granted†
Shares†

	At	Options	Subscription	Date latest
	13 February	outstanding at	prices	option
	2006	13 February		expires
2006
	Number	Number	£

Directors (for further details see Remuneration Report pages 46, 47 and 50)	709,007	9,498,013	£1.340 to £10.077	17.02.15

Officers	180,790	4,484,043	£1.340 to £10.077	17.02.15

†	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual Director or Officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

Loans and guarantees to Officers

At 31 December 2005 an interest free housing loan to an Officer of the Company amounting to £100,000 (2004 £100,000) was outstanding.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, throughout 2004, a subsidiary guaranteed a housing loan for an Officer to the extent of £143,000. During 2005, the Officer repaid the loan and the subsidiary was released from its guarantee.

64 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

3  Special items before tax
	2005		2004
	£m		£m

Credited (charged) in arriving at operating profit (loss)(a)

Continuing operations

Restructuring	(13	)(a)	(5	)(g)

Post-retirement benefits	40	(a)	–

Profits less losses on disposal of fixed assets	7	(a)	(1)

	34		(6)

Credited (charged) after operating profit (loss)

Continuing operations

Profits less losses on sale of operations

Profits	16	(b)	204	(h)

Losses	(3	)(c)	(9	)(i)

	13		195

Foreign exchange gains on debt previously hedging goodwill written off to reserves	2	(d)	15	(d)

Discontinued operations

Profits less losses on sale of operations

Profits	60	(e)	9

Losses	(53	)(f)	(29	)(j)

	7		(20)

Special items within profit (loss) before taxation	56		184

(a)	A detailed description of those special items charged/credited in arriving at operating profit (loss) is provided in note 24 and include £13m relating to the restructuring programmes announced in 2003 (including the extension in 2004 following the disposal of the Quest Food Ingredients business and the further extension announced in 2005) split across each of; National Starch £2m charge, Quest £12m charge, Uniqema £4m release, Paints £5m charge and Corporate £2m release.

Included in the restructuring charges for National Starch and Quest are amounts relating to accelerated depreciation of £1m and £2m respectively.

Post-retirement benefits comprise a £40m benefit associated with changes to the terms of the Netherlands post-retirement pensions and healthcare plans.

Other items included within special operating items include a profit of £7m arising from the disposal of fixed assets, mainly land.

(b)	The profits on sale of continuing operations in 2005 includes the gain from the sale of the National Starch Vinamul Polymers business of £6m and a gain of £3m from the sale of the Paints wood finish business in Germany.

(c)	The losses on sale of continuing operations in 2005 relates to the loss on disposal of 51% of the rubber chemicals business in India of £3m.

(d)	Under IFRS, the exclusion of goodwill in reserves from the assets in the net investment hedge calculation has introduced volatility to the income statement. This results from the impact of foreign exchange rate movements on that part of the debt that cannot be considered part of the hedge.

The £2m (2004 £15m) impact arising in the income statement from this treatment is included within the net finance expense and presented as a special item.

(e)	The profits on sale of discontinued operations in 2005 relate primarily to credits arising from changes to post-retirement healthcare plans in the US relating to divested businesses previously disclosed as discontinued (£23m), a release of provisions following a land transaction in the north of England (£28m) and a £4m receipt from the Ineos Group.

(f)	The losses on sale of discontinued operations in 2005 relate primarily to increases in provisions relating to long-term residual activities of £37m principally relating to pension administration costs (£23m) and increased employer liability costs (£10m); and a further provision of £10m relating to the costs of divestment of the Chlor-Chemicals, Klea and Crosfield businesses.

(g)	A detailed description of those special items charged/credited in arriving at operating profit (loss) in 2004 is provided in note 24 and includes £8m in relation to the restructuring programmes announced in 2003 (including an extension to the programme following the disposal of the Quest Food Ingredients business) across each of; National Starch £1m, relating to severance costs and Quest £7m, relating to severance costs.

Restructuring in 2004 includes a credit of £3m relating to the release of prior year provisions.

(h)	The profits on sale of continuing operations in 2004 include the gain on sale of the Quest Food Ingredients business £163m, a gain of £26m from the sale of part of the Group’s interest in Pakistan PTA, a £7m gain in relation to the release of provisions created for the sale of Synetix in 2002 (see note 24), and a gain on the sale of the nitrocellulose and trading businesses in India (£5m).

(i)	The losses on sale of continuing operations in 2004 relate primarily to the loss on the closure of the polyethylene business in Argentina (£4m) and the loss on the sale of the Metro (wall coverings) business in Canada (£5m).

(j)	The losses on sale of discontinued operations in 2004 relate primarily to a £13m charge in relation to an increased provision in relation to the Polyurethanes, Tioxide and selected Petrochemical businesses, a £6m charge in relation to costs of the divestments of the Chlor-Chemicals, Klea and Crosfield businesses and a £5m charge relating to ICI’s exit from Ineos Chlor.

Under US GAAP, these special items would be included in operating income, unless they related to discontinued operations or foreign exchange gains on debt previously hedging goodwill written off to reserves.

Accounts	ICI Annual Report and Accounts 2005 65

Back to Contents

Notes relating to the Group accounts

4  Segment information

The Group is managed in five reporting segments, differentiated by business; primarily by the nature of products manufactured in each, together with a segment for discontinued operations. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:
Business segments	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, fragrances and fragrance materials

Uniqema	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives and specialty cleaning

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, seeds, pharmaceuticals, rubber chemicals*, sulphur related products and wine chemicals

* Divested in fourth quarter 2005.

Corporate and other represents the shared costs that are not directly attributable to individual segments.

The geographical segments of the Group are the United Kingdom, Continental Europe, North America (USA and Canada), Latin America (Central and South America), Asia and the Other countries (principally Australia).

The accounting policies for each segment are the same as those appearing on pages 56 to 59. The Group’s policy is to transfer products internally at external market prices.

Business segments

	Segment revenue

	External customers

	Sales	Services	Total	Inter-	Total
				segment	segment
	£m	£m	£m	£m	£m

2005

National Starch	1,867	–	1,867	4	1,871

Quest	560	–	560	–	560

Uniqema	629	1	630	1	631

Paints	2,329	–	2,329	2	2,331

Regional and Industrial	420	3	423	5	428

Total reporting segments	5,805	4	5,809	12	5,821

Corporate and other	–	3	3	–	3

	5,805	7	5,812	12	5,824

Inter-segment revenue				(12)	(12)

	5,805	7	5,812	–	5,812

	Segment revenue

	External customers

	Sales	Services	Total	Inter-	Total
				segment	segment
	£m	£m	£m	£m	£m

2004

National Starch	1,866	–	1,866	12	1,878

Quest	583	–	583	1	584

Uniqema	626	–	626	3	629

Paints	2,159	–	2,159	2	2,161

Regional and Industrial	371	1	372	3	375

Total reporting segments	5,605	1	5,606	21	5,627

Corporate and other	–	3	3	–	3

	5,605	4	5,609	21	5,630

Inter-segment revenue				(21)	(21)

	5,605	4	5,609	–	5,609

66 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

4  Segment information (continued)

Business segments

	Segment profit
	before special items
	and taxation

	2005	2004
	£m	£m

National Starch	214	214

Quest	52	47

Uniqema	22	20

Paints	253	235

Regional and Industrial	48	49

Total reporting segments	589	565

Corporate and other	(39)	(27)

Segment result	550	538

Share of profits less losses of associates	3	2

Net finance expense	(109)	(118)

	444	422

	Segment profit before interest and taxation and after special items

	Continuing	Discontinued	Total	Continuing	Discontinued	Total

	2005	2005	2005	2004	2004	2004
	£m	£m	£m	£m	£m	£m

National Starch	221	–	221	213	–	213

Quest	63	–	63	204	–	204

Uniqema	40	–	40	32	–	32

Paints	255	–	255	230	–	230

Regional and Industrial	48	7	55	74	(20)	54

Total reporting segments	627	7	634	753	(20)	733

Corporate and other	(30)	–	(30)	(26)	–	(26)

Segment result	597	7	604	727	(20)	707

Reconciliations

Segment result	597	7	604	727	(20)	707

Share of profits less losses of associates	3	–	3	2	–	2

Net finance expense	(107)	–	(107)	(103)	–	(103)

Income tax expense	(73)	(7)	(80)	(104)	6	(98)

Net profit (loss)	420	–	420	522	(14)	508

Segment result	597	7	604	727	(20)	707

Less: Profits less losses on the sale of operations	13	7	20	195	(20)	175

Operating profit (loss)	584	–	584	532	–	532

Accounts	ICI Annual Report and Accounts 2005 67

Back to Contents

Notes relating to the Group accounts

4  Segment information (continued)

Geographical segments

The figures for each geographic area show the revenue earned by, and the total assets and liabilities owned by, companies located in that area; export sales are included in the areas from which those sales were made.

			Revenue

		2005			2004

	External	Inter-	Total	External	Inter-	Total
		segment			segment
	£m	£m	£m	£m	£m	£m

United Kingdom*	809	216	1,025	829	230	1,059

Continental Europe	1,182	299	1,481	1,192	315	1,507

North America	1,948	176	2,124	1,940	198	2,138

Latin America	431	48	479	358	44	402

Asia	1,293	170	1,463	1,155	159	1,314

Other countries	149	2	151	135	2	137

	5,812	911	6,723	5,609	948	6,557

Inter-segment eliminations		(911)	(911)	–	(948)	(948)

	5,812	–	5,812	5,609	–	5,609

*	The total export sales made by ICI companies located in the United Kingdom was £365m in 2005 (2004 £392m).

Business segments
	Depreciation**		Amortisation
	(note 13)		(note 12)

	2005	2004	2005	2004
	£m	£m	£m	£m

National Starch	48	52	6	7

Quest	19	16	3	3

Uniqema	21	20	4	4

Paints	43	39	4	4

Regional and Industrial	18	19	–	–

Total reporting segments	149	146	17	18

Corporate and other	3	3	2	2

	152	149	19	20

	Capital expenditure*		Significant
	(note 12 and note 13)		non-cash
			expenses†

	2005	2004	2005	2004
	£m	£m	£m	£m

National Starch	53	64	1	(3)

Quest	22	17	1	1

Uniqema	17	18	1	1

Paints	45	48	2	2

Regional and Industrial	18	10	1	–

Total reporting segments	155	157	6	1

Corporate and other	3	3	–	–

	158	160	6	1

*	Capital expenditure relates to the cost incurred during the period to acquire segment assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).
†	Significant non-cash expenses consist mainly of fair value gains/losses on derivatives and foreign exchange movements.
**	Includes depreciation relating to special items.

68 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

4  Segment information (continued)

Business segments

	Segment assets		Segment liabilities

	2005	2004	2005	2004
	£m	£m	£m	£m

National Starch	1,465	1,450	361	327

Quest	374	364	96	100

Uniqema	461	468	116	122

Paints	1,231	1,155	516	452

Regional and Industrial	294	279	94	102

Total reporting segments	3,825	3,716	1,183	1,103

Corporate and other	83	89	144	137

	3,908	3,805	1,327	1,240

Investments in associates	19	22

Unallocated†	1,240	1,071	4,326	3,905

	5,167	4,898	5,653	5,145

†	Unallocated assets mainly comprise deferred tax assets, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities, current tax liabilities and other non- operating creditors.

	Goodwill
	included in
	segment assets

	2005	2004
	£m	£m

National Starch	256	224

Quest	17	16

Uniqema	13	11

Paints	256	252

Regional and Industrial	14	13

Total reporting segments	556	516

Corporate and other	–	–

	556	516

Geographical segments
	Segment assets		Segment liabilities

	2005	2004	2005	2004
	£m	£m	£m	£m

United Kingdom	542	602	307	315

Continental Europe	825	879	241	255

North America	1,378	1,213	357	272

Latin America	267	294	115	123

Asia	826	787	287	263

Other countries	70	30	20	12

	3,908	3,805	1,327	1,240

Investment in associates	19	22

Unallocated†	1,240	1,071	4,326	3,905

	5,167	4,898	5,653	5,145

†	Unallocated assets mainly comprise deferred tax assets, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities, current tax liabilities and other non- operating creditors.

Accounts	ICI Annual Report and Accounts 2005 69

Back to Contents

Notes relating to the Group accounts

4  Segment information (continued)

Geographical segments

	Capital
	expenditure*
	(note 12 and note 13)

	2005	2004
	£m	£m

United Kingdom	20	23

Continental Europe	27	38

North America	64	59

Latin America	8	9

Asia	37	30

Other countries	2	1

	158	160

*	Capital expenditure relates to the cost incurred during the period to acquire segment assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).

Revenue by location of customer
	2005	2004
	£m	£m

United Kingdom	611	628

Continental Europe	1,251	1,264

North America	1,895	1,888

Latin America	460	382

Asia	1,395	1,252

Other countries	200	195

	5,812	5,609

70 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

5  Employee numbers and costs

Average number of people employed by the Group

Business segments

	2005	2004

National Starch	8,910	9,410

Quest	3,450	3,730

Uniqema	2,630	2,800

Paints	15,160	15,330

Regional and Industrial	2,140	2,220

Corporate

Board support and parent company activities	110	110

Group technical resources and other shared services	130	220

	32,530	33,820

Geographical segments

	2005	2004

United Kingdom	4,520	4,790

Continental Europe	5,300	5,660

North America	10,650	11,350

Latin America	3,050	3,070

Asia	8,430	8,400

Other countries	580	550

Total employees	32,530	33,820

	2005	2004

Number of people employed by the Group at the year end	31,910	33,300

Employee costs

	2005	2004
	£m	£m

Salaries	886	893

Social security costs	90	88

Pension costs

Defined benefit plans	37	79

Defined contribution plans	16	16

Post-retirement healthcare plans	(25)	1

Other employment costs	2	14

	1,006	1,091

Less amounts allocated to capital	(8)	(4)

Severance costs charged in arriving at profit (loss) before tax	14	8

Post-retirement benefit finance expense	37	33

Employee costs charged in arriving at profit (loss) before tax	1,049	1,128

Accounts	ICI Annual Report and Accounts 2005 71

Back to Contents

Notes relating to the Group accounts

6  Operating profit

	2005	2004
	£m	£m

Operating profit before special items

Revenue

Sale of goods	5,805	5,605

Rendering of services	7	4

	5,812	5,609

Operating costs before special items

Cost of sales	(3,685)	(3,534)

Distribution costs	(887)	(882)

Research and development	(147)	(146)

Administration and other expenses	(583)	(544)

	(5,302)	(5,106)

Other operating income before special items

Royalties	4	1

Other income	36	34

	40	35

Operating profit before special items	550	538

Included above within operating costs before special items is a charge for depreciation of £149m (2004 £149m) and a charge for amortisation of £19m (2004 £20m). Net foreign exchange gains and losses recognised within operating profit amounted to £6m (2004 £1m).

	2005	2004
	£m	£m

Operating profit after special items

Revenue

Sale of goods	5,805	5,605

Rendering of services	7	4

	5,812	5,609

Operating costs

Cost of sales	(3,672)	(3,533)

Distribution costs	(884)	(883)

Research and development	(147)	(146)

Administration and other expenses	(572)	(549)

	(5,275)	(5,111)

Other operating income

Royalties	4	1

Other income	36	34

	40	35

Profit less losses on disposal of fixed assets	7	(1)

Operating profit after special items	584	532

Included above within operating costs after special items is a charge for depreciation of £152m (2004 £149m) and a charge for amortisation of £19m (2004 £20m). Net foreign exchange gains and losses recognised within operating profit after special items amounted to £6m (2004 £1m).

72 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

6 Operating profit (continued)

Remuneration of the Auditor

Remuneration of the Auditor for each of the two years ending 31 December 2005 and 2004 was as follows:

		2005	2004
	notes	£m	£m

Audit of the Group – Remuneration of Auditor	1	3.4	3.1

Services other than audit – Remuneration of Auditor and associates

Audit related services	2	1.6	1.2

Tax services	3	0.5	0.7

		2.1	1.9

Notes

1.	Remuneration of the Auditor for the audit of the Group includes remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2005 amounting to £66,000 (2004 £65,000).

2.	Expenditure in 2005 related principally to assistance in preparation for Sarbanes-Oxley Section 404, employee benefit plans and review of interim financial statements. The expenditure for 2005 comprised audit related regulatory reporting £0.5m (2004 £0.4m) and further assurance services £1.1m (2004 £0.8m). Expenditure on audit related services in 2004 related principally to the transition to IFRS reporting, employee benefit plans and the review of interim financial statements.

3.	Tax services for 2005 related to advisory services £0.3m (2004 £0.4m) and compliance services £0.2m (2004 £0.3m).

7  Share-based payments

Employees’ share option schemes and other share-based plans
ICI currently grants share options and Stock Appreciation Rights (SARs) under the 2004 Executive Share Option Plan and conditional awards of shares and for US participants American Depositary Receipts (ADRs) under the Performance Growth Plan and the Performance Share Plan. There are also share options outstanding under a number of schemes under which grants are no longer made. These are the 1994 Share Option Scheme (Senior Staff Scheme), the 1994 Stock Appreciations Rights Plan and options outstanding from the Company’s savings related all employee share option scheme (UK – Sharesave).

Awards under the Performance Growth Plan and 2004 Executive Share Option Plan are made to Executive Directors and members of the Executive Management Team. These schemes are described on page 43. The Performance Growth Plan makes conditional awards of ICI shares or for US based participants ADRs, which are linked to performance over a fixed three-year period. At 31 December 2005 the number of conditional awards of Ordinary Share equivalents outstanding under the Performance Growth Plan was 4,060,652 (2004 3,902,288). The number of Ordinary Share equivalents conditionally awarded during 2005 was 1,393,867 (2004 1,585,303) with lapses during the year of 1,054,521 (2004 546,020).

The 2004 Executive Share Option Plan (Senior Staff Scheme) grants options that vest and become exercisable providing earnings per share targets over a three-year period are satisfied. Vesting levels will vary based on earnings per share levels achieved. There is no retesting after the three-year performance period. Options under the plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The prices at which options are granted under the 2004 Executive Share Option Plan must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the three business days immediately preceding the date on which the option is granted. For US participants the awards are made as SARs denominated as ADRs.

Grants are made under the Performance Share Plan to senior staff below the level of the Executive Management Team. These awards are conditional on preset earnings per share targets over a three-year period. Awards are delivered in ICI shares or for US based participants, ADRs. At 31 December 2005 the number of conditional awards of Ordinary Share equivalents outstanding under the Performance Share Plan was 3,803,481 (2004 2,133,600). The number of Ordinary Share equivalents conditionally awarded during 2005 was 1,796,970 (2004 2,192,190) with lapses during the year of 127,089 (2004 58,590).

Share options outstanding under the 1994 Share Option Scheme were granted subject to performance conditions over a three-year period, which are retested each year until the 10 year terms of the grants are reached.

The 1994 Stock Appreciation Rights Plan grants stock appreciation rights, and on exercise, the gain is delivered in the form of American Depository Receipts (ADRs). Each ADR represents four ICI Ordinary Shares.

Under the UK – Sharesave Scheme the price at which options were granted could not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options was made. The total purchase cost in respect of options granted under the UK – Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee.

Awards granted to Directors under the Performance Growth Plan and Executive Share Option Plan are shown in the Remuneration report on pages 46 and 47.

Accounts	ICI Annual Report and Accounts 2005 73

Back to Contents

Notes relating to the Group accounts

7  Share-based payments (continued)

Share-based expense
The Group has applied the requirements of IFRS 2 Share-based Payment and has elected not to adopt the exemption to apply IFRS 2 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of transition in order to maintain consistency across reporting periods.

The Group recognised total expenses all of which related to equity settled share-based payments transactions of:

	2005	2004
	£m	£m

Expense	7	8

Fair value assumptions of share-based payments
The fair value of awards granted is determined using the Black-Scholes valuation model.

Fair value of share options and other equity instruments and assumptions are shown in the table below:

	2005		2004

	Share	Other equity	Share	Other equity
	options	instruments	options	instruments

Weighted average fair value	£1.10	£2.58	£0.92	£1.95

Weighted average share price	£2.81	£ 2.77	£ 2.31	£2.22

Weighted average exercise price	£2.81	–	£2.31	–

Dividend yield	2.5%	2.5%	3.0%	3.7%

Expected volatility	54%	53%	55%	61%

Expected life	4 years	3 years	4 years	3 years

Risk free interest rate	4.6%	4.7%	5.0%	4.5%

The Group uses historical volatility figures as an input to the Black-Scholes valuation model. For each new grant, the historical volatility is considered for a period in line with the expected life of the option or equity instrument granted.

The Group assumes an expected life of one year after vesting for options and for other equity instruments the expected life is equal to the vesting period.

Participants in the Group’s share-based incentive schemes are not entitled to receive dividends during the vesting period. Therefore, dividends expected on the underlying shares during this period must be taken into account in determining the fair value of share options and other equity instruments granted. The Group assumes that until each share-based incentive award vests, the dividends per share will follow the same pattern as for the previous two years. The Group then considers whether any adjustments are required to the expected dividends based on knowledge of the Company.

A proportion of equity instruments awarded to members of the Executive Management Team is based on the TSR performance of the Company relative to a Peer Group. This market based performance condition is taken into account in determining the fair value of these awards. It is assumed the market is efficient and hence all available information about the Peer Group performance is already reflected in its share price. ICI therefore assumes that each company within the Peer Group has equal probabilities of attaining each ranking within the Peer Group.

74 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

7  Share-based payments (continued)

Transactions on Option Schemes

	Senior Staff Scheme		UK – Sharesave		SARP

	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
		exercise		exercise	in ADRs	exercise
		price		price		price
	000		£000		£000	$

Outstanding

At beginning of 2004	31,786	3.06	11,376	2.23	5,414	18.62

Granted	2,700	2.31	–	–	337	16.83

Exercised	(778)	1.34	(32)	1.73	(131)	10.19

Cancelled	(2,342)	3.88	(2,665)	2.74	(224)	23.65

At beginning of 2005	31,366	2.97	8,679	2.08	5,396	18.50

Granted	2,584	2.81	–	–	277	21.25

Exercised	(3,058)	1.76	(434)	2.16	(331)	12.48

Cancelled	(3,424)	4.41	(1,686)	2.66	(253)	29.75

At end of 2005	27,468	2.91	6,559	1.93	5,089	18.48

Number of options exercisable at:

31 December 2004	7,336	4.62	331	2.25	1,090	31.02

31 December 2005	6,128	4.29	169	2.10	2,702	24.86

Summary of share options outstanding at 31 December 2005

	Total options outstanding			Exercisable options
	at 31 December 2005			at 31 December 2005

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
		remaining	exercise		exercise
		contractual	price		price
		life
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £5	26,097	6.55	2.67	4,838	3.43

£5 – £10	818	3.09	5.77	737	5.55

£0 – £15	553	2.38	10.08	553	10.08

	27,468		2.91	6,128	4.29

UK – Sharesave

£0 – £5	6,559	2.08	1.93	169	2.10

	6,559		1.93	169	2.10

SARP (ADRs)

$0 – $20	3,001	7.09	11.61	890	15.52

$20 – $40	1,939	5.09	25.85	1,663	26.61

$40 – $60	57	1.59	54.37	57	54.37

$60 – $80	92	2.38	65.49	92	65.49

	5,089		18.48	2,702	24.86

At 31 December 2005 there were options outstanding in respect of 34.0 million (2004 40.0 million) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2006 to 2015 (2004: 2005 to 2014) at subscription prices of £1.34 to £10.08 (2004 £1.34 to £10.08) . Movements in the number of shares under option during 2005 comprised new options 2.6 million, options exercised 3.5 million, and options lapsed or waived 5.1 million. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.4 million (2004 0.03 million). The weighted average subscription price of options outstanding at 31 December 2005 was £2.52. The weighted average grant price is equal to the weighted average exercise price detailed in the tables above.

Accounts	ICI Annual Report and Accounts 2005 75

Back to Contents

Notes relating to the Group accounts

8  Share of profits less losses of associates

	2005	2004
	£m	£m

Share of operating profits less losses	3	4

Associates net finance income	1	–

Taxation on profits less losses of associates	(1)	(2)

	3	2

9 Net finance expense

	2005	2004
	£m	£m

Interest expense and similar charges

Loan interest

Bank loans	(5)	(8)

Other loans	(92)	(122)

	(97)	(130)

Interest on short-term borrowings

Bank borrowings	(12)	(7)

Other borrowings	(7)	(11)

	(19)	(18)

Amortisation of discounted provisions	(10)	(10)

Fair value losses	–	–

Foreign exchange losses	(3)	(12)

	(129)	(170)

Interest income and similar income

Interest income on financial assets	49	72

Fair value gains	1	–

Foreign exchange gains	7	13

	57	85

Post-retirement benefit finance

Interest cost	(451)	(447)

Expected return on assets	414	414

	(37)	(33)

Net finance expense before special items	(109)	(118)

Foreign exchange gains on debt previously hedging goodwill written off to reserves	2	15

Net finance expense after special items	(107)	(103)

76 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

10 Income tax expense

	2005	2004
	£m	£m

Profit before taxation is analysed as follows:

United Kingdom	138	178

Overseas	362	428

	500	606

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

2005

Recognised in the income statement

Current tax expense

Current year corporation tax	142	(15)	(2)	125

Adjustments for prior years	(8)	–	–	(8)

Double taxation relief	(33)	–	–	(33)

	101	(15)	(2)	84

Deferred tax expense

Origination and reversal of temporary differences	(13)	(4)	9	(8)

Changes in tax rates	4	–	–	4

Benefit of tax losses recognised	(10)	–	–	(10)

Write down of a deferred tax asset	10	–	–	10

	(9)	(4)	9	(4)

Total income tax expense in income statement	92	(19)	7	80

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

2004

Recognised in the income statement

Current tax expense

Current year corporation tax	101	15	(6)	110

Adjustments for prior years	(13)	–	–	(13)

Double taxation relief	(15)	–	–	(15)

	73	15	(6)	82

Deferred tax expense

Origination and reversal of temporary differences	47	1	–	48

Changes in tax rates	(1)	–	–	(1)

Benefit of tax losses recognised	(31)	–	–	(31)

Write down of a deferred tax asset	–	–	–	–

	15	1	–	16

Total income tax expense in income statement	88	16	(6)	98

The tax expense for 2005 consists of UK taxation of £28m (2004 £18m) and an overseas tax expense of £52m (2004 £80m). The UK taxation charge of £28m (2004 £18m) is calculated after applying double taxation relief of £33m (2004 £15m). The UK taxation expense consists of £10m credit in respect of special items (2004 £10m credit), £2m charge in respect of discontinued operations (2004 £1m credit) and £36m charge in respect of continuing operations before special items (2004 £29m charge). The overseas tax expense of £52m (2004 £80m) consists of £9m credit in respect of special items (2004 £26m charge), £5m charge in respect of discontinued operations (2004 £5m credit) and £56m charge in respect of continuing operations before special items (2004 £59m charge).

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK Corporation tax has been provided at the rate of 30% (2004 30%).

The benefit in the period arising from a previously unrecognised tax loss, tax credit or temporary difference of a prior period that is used to reduce current tax expense is £8m, and to reduce deferred tax expense £44m.

The tax (credit) charge in 2005 and 2004 in relation to special items was in respect of disposal and restructuring programmes, as discussed in note 24.

The tax charge of £7m for discontinued operations (2004 £6m credit) relates to the profit on discontinuance of an operation, rather than to a profit made by a discontinued operation.

Accounts	ICI Annual Report and Accounts 2005 77

Back to Contents

Notes relating to the Group accounts

10 Income tax expense (continued)

The table below reconciles the total tax charge (credit) at the UK corporation tax rate to the Group’s income tax expense:

	2005	2004
	£m	£m

Taxation charge at UK corporation tax rate (2005 30%; 2004 30%)	150	182

Movement on provisions	(1)	(8)

Local taxes	1	9

Capital (gains) losses not taxable/deductible	(12)	(23)

Taxable intergroup dividend income	22	16

Depreciation permanently disallowed	1	–

Overseas tax rates	(5)	(10)

Current year tax losses not relieved	1	–

Prior year tax losses utilised	(11)	(31)

Tax holidays/manufacturing exemptions	(9)	(6)

Adjustments for prior years	(41)	(32)

Other	(16)	1

Income tax expense	80	98

78 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

11  Earnings (loss) per £1 Ordinary Share
	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2005

Adjusted earnings*	321	–	321

Special items after tax and minorities	69	–	69

Earnings†	390	–	390

	million	million	million

Weighted average Ordinary Shares in issue during year	1,192	1,192	1,192

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	1,185	1,185	1,185

Dilutive effect of share options	3	3	3

Diluted weighted average Ordinary Shares	1,188	1,188	1,188

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	27.1	–	27.1

Basic earnings per £1 Ordinary Share	32.9	–	32.9

Diluted adjusted earnings per £1 Ordinary Share	27.0	–	27.0

Diluted earnings per £1 Ordinary Share	32.8	–	32.8

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2004

Adjusted earnings*	306	–	306

Special items after tax and minorities	182	(14)	168

Earnings†	488	(14)	474

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’s employee share ownership plan	(8)	(8)	(8)

Basic weighted average Ordinary Shares in issue during year	1,183	1,183	1,183

Dilutive effect of share options	1	1	1

Diluted weighted average Ordinary Shares	1,184	1,184	1,184

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	25.8	–	25.8

Basic earnings per £1 Ordinary Share	41.2	(1.1)	40.1

Diluted adjusted earnings per £1 Ordinary Share	25.8	–	25.8

Diluted earnings per £1 Ordinary Share	41.2	(1.1)	40.1

*	Adjusted earnings is the net profit (loss) for the financial year before special items attributable to equity holders of the parent.
†	Earnings is the net profit (loss) for the financial year attributable to equity holders of the parent.

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option schemes for employees (note 7).
Adjusted earnings per £1 Ordinary Share have been calculated to show the impact of special items as these can have a distorting effect on earnings and therefore warrant separate consideration.

Accounts	ICI Annual Report and Accounts 2005 79

Back to Contents

Notes relating to the Group accounts

12 Intangible assets

	Goodwill	Computer	Other	Total
		software
	£m	£m	£m	£m

2005

Cost

At beginning of year	516	105	12	633

Additions	9	5	–	14

Acquired as part of business combinations	–	–	3	3

Disposals and other movements	4	(3)	(1)	–

Exchange adjustments	27	5	1	33

At end of year	556	112	15	683

Amortisation

At beginning of year		58	6	64

Amortisation for the year		17	2	19

Disposals and other movements		(2)	(1)	(3)

Exchange adjustments		2	–	2

At end of year		75	7	82

Net book value at end of 2005	556	37	8	601

	Goodwill	Computer	Other	Total
		software
	£m	£m	£m	£m

2004

Cost

At beginning of year	533	104	10	647

Additions	1	2	2	5

Disposals and other movements	–	–	–	–

Exchange adjustments	(18)	(1)	–	(19)

At end of year	516	105	12	633

Amortisation

At beginning of year		40	4	44

Amortisation for the year		18	2	20

Exchange adjustments		–	–	–

At end of year		58	6	64

Net book value at end of 2004	516	47	6	569

Net book value at beginning of 2004	533	64	6	603

Substantially all of the Group’s goodwill arose on the purchases of Acheson Industries Inc. and the European Home Improvement business of Williams Plc in 1998.

80 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

12 Intangible assets (continued)

Impairment tests for cash-generating units containing goodwill
Significant amounts of goodwill have been allocated for impairment testing purposes to the following cash-generating units:
	2005	2004
	£m	£m

Paints Decorative Europe	244	242

National Starch Electronic and Engineering Materials	202	183

	446	425

Multiple units without significant goodwill	110	91

	556	516

The recoverable amount of both units is based on value in use calculations and is higher than the carrying value of the assets and goodwill allocated to  those units. The calculations use cash flow projections based on actual operating results and a four year business plan. A growth rate of 2.75% (2004 2.75%) has been used for both Paints Decorative Europe and National Starch Electronic and Engineering Materials to extrapolate beyond the most recent forecasts representing the long-term average growth rate for the countries in which the entities operate. A discount rate of 8.36% for Paints Decorative Europe and 7.25% for National Starch Electronic and Engineering Materials has been used in discounting the projected cash flows.

The key assumptions and approach to determining their value are:

Cash generating unit	Assumption	How determined

Paints Decorative Europe	Sales growth	Forecast GDP growth and forecast paint market growth
	Cost growth	Forecast inflation and the impact of restructuring programmes

National Starch Electronic	Sales growth	In line with electronic industry expectations
and Engineering Materials	Cost growth	Expected to grow in line with business growth

13 Property, plant and equipment

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

2005

Cost

At beginning of year	813	2,051	117	2,981

New subsidiary undertakings	–	6	–	6

Capital expenditure	–	–	153	153

Transfers of assets into use	26	127	(153)	–

Disposals and other movements	(48)	(147)	(37)	(232)

Exchange adjustments	51	117	10	178

At end of year	842	2,154	90	3,086

Depreciation

At beginning of year	247	1,135		1,382

Charge for year	27	125		152

Disposals and other movements	(21)	(105)		(126)

Exchange adjustments	15	64		79

At end of year	268	1,219		1,487

Net book value at end of 2005	574	935	90	1,599

Accounts	ICI Annual Report and Accounts 2005 81

Back to Contents

Notes relating to the Group accounts

13	Property, plant and equipment (continued)

		Land and	Plant and	Payments on	Total
		buildings	equipment	account and
				assets in
				course of
				construction
		£m	£m	£m	£m

2004

Cost

At beginning of year		860	2,132	115	3,107

New subsidiary undertakings		–	1	1	2

Capital expenditure		–	–	156	156

Transfers of assets into use		26	133	(159)	–

Disposals and other movements		(34)	(142)	9	(167)

Exchange adjustments		(39)	(73)	(5)	(117)

At end of year		813	2,051	117	2,981

Depreciation

At beginning of year		237	1,153		1,390

Charge for year		27	122		149

Disposals and other movements		(5)	(92)		(97)

Exchange adjustments		(12)	(48)		(60)

At end of year		247	1,135		1,382

Net book value at end of 2004		566	916	117	1,599

Net book value at beginning of 2004		623	979	115	1,717

	2005	2004
The net book value of land and buildings comprises:	£m	£m

Freeholds	541	536

Long leases (over 50 years unexpired)	13	11

Short leases	20	19

	574	566

Capital expenditure in the year includes capitalised finance leases of £nil; creditors for capital work done but not paid decreased by £1m; the resulting cash expenditure on property, plant and equipment, including computer software of £5m, was £159m.

The net book value of the property, plant and equipment of the Group includes capitalised finance leases of £7m (2004 £7m) comprising cost of £11m (2004 £10m) less depreciation of £4m (2004 £3m). The depreciation charge for the year in respect of capitalised leases was £1m (2004 £1m) and finance charges were £nil (2004 £nil).

Included in land and buildings is £128m (2004 £125m) in respect of the cost of land which is not subject to depreciation.

82 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

14  Investments in associates
	Equity accounted shares

	2005	2004
	£m	£m

Cost

At beginning of year	11	12

Additions	–	–

Disposals and other movements	(6)	(1)

Exchange adjustments	–	–

At end of year	5	11

Share of post-acquisition reserves less losses

At beginning of year	11	9

Retained profits less losses	3	2

Reclassifications	–	(1)

Exchange adjustments	–	1

At end of year	14	11

Balance sheet value at end of year	19	22

Balance sheet value at beginning of year	22	21

The Group’s material associates at 31 December 2005 are:

	Issued share capital at date of	Held by a	Principal activities	Incorporation
	latest available audited accounts	subsidiary
		of ICI
	Class of capital	%

IC Insurance Ltd	Ordinary	49	Insurance and reinsurance underwriting	England

Metlac Spa	Ordinary	44	Packaging coatings	Italy

	2005	2004
	£m	£m

Investments in associates

Financial information is given based on 100% holding:

Assets	84	84

Liabilities	(35)	(34)

Equity	49	50

Revenues	46	43

Profit	5	5

The Group’s associates have the same annual reporting date as the Group.

Accounts	ICI Annual Report and Accounts 2005 83

Back to Contents

Notes relating to the Group accounts

15 Financial assets

			2005	2004
	notes		£m	£m

Non-current assets

Other investments	15	(a)	40	35

Derivative assets greater than 1 year†			33

			73	35

Current assets

Current asset investments			28	22

Derivative assets less than 1 year†			2

			30	22

†	Derivative assets are only recognised since the adoption of IAS 39 on 1 January 2005. As noted in the basis of preparation, comparative information was not restated.

(a) Other investments

	2005			2004

	Investments	Loans	Total	Investments	Loans	ø	Total

	£m	£m	£m	£m	£m		£m

Cost

At beginning of year	18	18	36	18	114		132

Additions	2	–	2	2	26		28

Disposals and other movements	(1)	–	(1)	–	(134)		(134)

Reclassifications	–	–	–	1	12		13

Exchange adjustments	2	2	4	(3)	–		(3)

At end of year	21	20	41	18	18		36

Provisions

At beginning of year	(1)	–	(1)	(1)	(99)		(100)

Additions	–	–	–	–	(30)		(30)

Disposals and other movements	–	–	–	–	129		129

Exchange adjustments	–	–	–	–	–		–

At end of year	(1)	–	(1)	(1)	–		(1)

Balance sheet value at end of year	20	20	40	17	18		35

Balance sheet value at beginning of year	17	18	35	17	15		32

ø	At the start of 2004 loans to other investments principally comprised the Group’s loans to Ineos Chlor. Under an agreement announced on 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As part of the agreement, ICI wrote off all existing indebtedness from Ineos Chlor and transferred its 15% shareholding in Ineos Chlor to Ineos. Of the £134m of loans advanced, £129m had been fully provided (£30m transferred from other provisions (see note 23)). The net write off of the balance of £5m was included as a special item in 2004 (see note 3).

84 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

16 Deferred taxation assets and liabilities

Deferred taxation
 Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:

	Balance at	Recognised	Recognised	Balance at	Recognised	Recognised	Balance at
	1 Jan 2004	in income	in equity	1 Jan 2005	in income	in equity	31 Dec 2005
	£m	£m	£m	£m	£m	£m	£m

Deferred tax assets

Restructuring provisions	25	(14)	(1)	10	(5)	–	5

Post-retirement benefits	104	19	23	146	(52)	50	144

Employee liabilities	61	(8)	(3)	50	12	1	63

Other provisions	60	(20)	(2)	38	(18)	2	22

Stock valuation	9	(2)	–	7	9	1	17

Provisions on disposal of businesses	25	(17)	–	8	7	1	16

Losses	45	4	(6)	43	(24)	7	26

Intangibles	67	(18)	(2)	47	(1)	4	50

Foreign tax credits	29	9	(3)	35	1	4	40

Reclassifications – foreign tax credits	–	–	–	19	–	–	19

Reclassifications – others	–	–	–	10	–	–	10

Other	11	37	(3)	45	42	7	94

	436	(10)	3	458	(29)	77	506

Deferred taxation liabilities

UK property, plant and equipment	(25)	(4)	–	(29)	7	–	(22)

Non-UK property, plant and equipment	(180)	(3)	11	(172)	2	(16)	(186)

Others	(89)	1	4	(84)	24	(6)	(66)

	(294)	(6)	15	(285)	33	(22)	(274)

The amount recognised in equity includes £38m (2004 £30m) credit to equity in respect of tax on items taken directly to equity and the retranslation of foreign currency deferred tax assets and liabilities £17m credit (2004 £12m charge). In 2004, balance sheet reclassifications of £29m were made between corporation tax payable and deferred tax assets.

Deferred tax assets of £492m (2004 £259m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain jurisdictions. These valuation allowances have been set against gross deferred tax assets of £998m (2004 £717m). The gross deferred tax assets arise as a result of restructuring provisions £8m (2004 £10m), pensions £460m (2004 £337m), employee liabilities £102m (2004 £59m), other provisions £24m (2004 £38m), stock valuation £17m (2004 £7m), provisions on disposal of businesses £25m (2004 £8m), losses £111m (2004 £95m), intangibles £50m (2004 £47m), foreign tax credits £59m (2004 £54m) and other timing differences of £142m (2004 £62m). The change in valuation allowances during the year ended 31 December 2005 was £233m (2004 £63m) and the valuation allowance has been decreased by £11m (2004 £6m) by a change in circumstances.

Operating losses of £351m (2004 £313m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £111m (2004 £95m) against which are set valuation adjustments of £85m (2004 £52m). £3m of these losses, net of valuation allowances, have expiration dates through to 2012 and the balance can be carried forward indefinitely. In addition, there are deductible temporary differences of £887m (2004 £622m) against which are set valuation allowances of £407m (2004 £207m). There are also contingent deferred tax assets related to certain potential capital loss carry forwards that are under discussion with the relevant taxing authorities. As the extent of those losses is uncertain, management has not quantified them or any related deferred tax asset.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 36.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries on the basis of control, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,174m at 31 December 2005 (2004 £1,527m). It is not practicable to calculate the tax which would arise on remittance of these amounts: it would be substantially lower than statutory rates after giving effect to foreign tax credits.

Accounts	ICI Annual Report and Accounts 2005 85

Back to Contents

Notes relating to the Group accounts

17 Inventories
	2005	2004
	£m	£m

Raw materials and consumables	211	212

Stocks in process	18	19

Finished goods and goods for resale	429	417

	658	648

	2005	2004
	£m	£m

Analysis of inventory write-downs recognised in period:

Write-down of inventory	23	21

Reversal of inventory write-downs	(13)	(18)

	10	3

18 Trade and other receivables
	2005	2004
	£m	£m

Current

Trade debtors	866	795

Less: amounts set aside for doubtful accounts	(37)	(39)

	829	756

Taxation recoverable	39	10

Other prepayments and accrued income	80	82

Other debtors	119	138

	1,067	986

Non-current

Other debtors	74	65

Other prepayments and accrued income	7	7

	81	72

	1,148	1,058

Trade debtors includes amounts which have been securitised with a financial institution. An amount of £nil (2004 £104m) is included within short-term borrowings as the Group retains the risks in relation to this amount. Accordingly the financial institution has the rights over amounts included within trade debtors of £196m at 31 December 2005 (2004 £168m) (up to a maximum of its loan).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support the Company’s commitments for the ICI Pension Fund (see note 33). The asset-backed guarantee is secured by way of fixed and floating charges over certain trade debtors and cash of Group companies, which have been assigned to the SPV. At 31 December 2005, £268m (2004 £251m) of trade debtors included above were assigned to the SPV and £5m (2004 £80m) of cash and cash equivalents.

19 Cash and cash equivalents
	2005	2004
	£m	£m

Cash at bank	366	394

Investments and short-term deposits*	156	83

Cash and cash equivalents per balance sheet	522	477

Overdrafts	(6)	(8)

Cash and cash equivalents per cash flow statement	516	469

* Investments and short-term deposits had a maturity of three months or less on acquisition.

The amount of cash and cash equivalent balances that are not available for use by the Group are £64m (2004 £46m) and relate to balances held by the insurance captive.
86 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

20 Trade and other payables
	2005	2004
	£m	£m

Current

Trade creditors	807	740

Value added taxes, payroll taxes and social security	28	27

Accruals	250	239

Other creditors*	400	297

	1,485	1,303

Non-current

Accruals	28	11

Other creditors*	12	4

	40	15

* Includes obligations under finance leases (note 31).

Under US GAAP, provisions for liabilities and charges (note 23) would be shown under other creditors, split between current and non-current.

21 Current tax liability

The current tax liability of £423m (2004 £387m) represents the amount of income taxes payable in respect of current and prior periods. Also included within this balance is the provision for potential liabilities for taxation arising in prior years and various tax exposures. In particular, a provision of £74m (2004 £84m) exists for the exposures arising from the Group’s reshaping and disposal programme and a provision of £60m (2004 £71m) to cover exposure in respect of transfer pricing issues in various jurisdictions around the world and further provisions totalling £114m (2004 £109m) in respect of various other tax exposures.

Provisions for tax contingencies require management to make judgements and estimates in relation to tax issues and exposures. Amounts are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in the current tax liability above.

22 Financial liabilities
			2005	2004
	notes		£m	£m

Current liabilities

Short-term borrowings	22	(a)	14	135

External loans less than 1 year	22	(b)	166	165

Derivative liabilities less than 1 year†	30		51

			231	300

Non-current liabilities

External loans greater than 1 year	22	(b)	1,072	1,114

Derivative liabilities greater than 1 year†	30		25

			1,097	1,114

†Derivative liabilities are only recognised since the adoption of IAS 39 on 1 January 2005. As noted in the basis of preparation, comparative information was not restated.

(a) Short-term borrowings

			Average interest
			rate*

	2005	2004	2005	2004
	£m	£m	%	%

Bank borrowings

Secured – by floating charge	–	112

Unsecured	14	8

	14	120	2.5	2.8

Other borrowings

Unsecured	–	15

	–	15	–	0.3

	14	135

Maximum short-term borrowings outstanding during year	455	140

* Based on borrowings outstanding at 31 December.
Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

Accounts	ICI Annual Report and Accounts 2005 87

Back to Contents

Notes relating to the Group accounts

22 Financial liabilities (continued)

(b) Loans

	Repayment	2005	2004
	dates	£m	£m

Secured loans

US dollars	2005	–	2

Other currencies	2006–2013	2	1

Total secured		2	3

Secured by fixed charge – bank loans		–	1

Secured by floating charge – bank loans		2	2

Unsecured loans

Sterling

9[3] /4 % Bonds	2005	–	100

7.625% Bonds	2007	316	299

Others	2006	10	13

		326	412

US dollars

8[7] / 8% Debentures	2006	141	130

7[1] /20 % Notes	2007	141	130

5[5] /8 % Notes	2013	282	259

4[3] / 8 % Notes	2008	282	259

Variable rate medium-term notes	2010	24	26

Others	2006 – 2008	33	40

		903	844

Other currencies	2006 – 2012	7	16

Total unsecured		1,236	1,272

Total loans – before financial derivatives (see table on page 89)		1,238	1,275

Financial derivatives			4

Total loans – after financial derivatives			1,279

The financial instruments disclosures in note 30 detail the fair value hedge relationships between the Group’s fixed rate loans and interest rate swaps. Following the implementation of IAS 32 and IAS 39, certain loans outstanding at 31 December 2005 are reported in the table above at their fair value. The comparative information in these financial statements is not in accordance with IAS 32 and IAS 39 as the Group has elected to apply the exemption in IFRS 1 and therefore the 2004 loans in the table above are presented at amortised cost, in accordance with UK GAAP.

In 2005, the effect of financial derivatives has been disclosed separately in derivative liabilities in the balance sheet.

The secured debt referred to in this note and the secured short-term borrowings referred to above were secured by property, plant and other assets with a net book value at 31 December 2005 of £4m (2004 £179m).

		Repayment	Currency	Rate	Amount
		dates		%	£m

New finance	Bank loan	2005 – 2006	Various	Various	6

	Euro commercial paper	2005	Various	Various	500

	Money market loans	2005	Various	Various	1,671

					2,177

Finance repaid	Bank loan		Various	Various	(97)

	Euro commercial paper		Various	Various	(500)

	Money market loans		Various	Various	(1,671)

	Bond repayment		GBP	9.75%	(100)

					(2,368)

88 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

22  Financial liabilities (continued)

(b) Loans (continued)

Effects of financial derivatives
The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2005:

	Before	After
	financial	financial
	derivatives	derivatives
	£m	£m

Sterling	328	16

US dollar	901	1,146

Euro	7	60

Japanese yen	–	25

Other currencies	2	2

	1,238	1,249

Fixed rate loans	1,170	–

Floating rate loans	68	1,249

	1,238	1,249

	2005	2004
	£m	£m

Loan maturities

Bank loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	2	–

From 4 to 5 years	–	–

From 3 to 4 years	–	7

From 2 to 3 years	7	12

From 1 to 2 years	13	12

Total due after more than one year	22	31

Total due within one year	14	15

	36	46

Other loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	283	288

From 4 to 5 years	25	1

From 3 to 4 years	1	260

From 2 to 3 years	282	382

From 1 to 2 years	459	152

Total due after more than one year	1,050	1,083

Total due within one year	152	150

	1,202	1,233

Total loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	285	288

From 4 to 5 years	25	1

From 3 to 4 years	1	267

From 2 to 3 years	289	394

From 1 to 2 years	472	164

Total due after more than one year	1,072	1,114

Total due within one year	166	165

Total loans	1,238	1,279

Aggregate amount of loans any instalment of which falls due after 5 years	297	294

Accounts	ICI Annual Report and Accounts 2005 89

Back to Contents

Notes relating to the Group accounts

23 Provisions for liabilities and charges

	Environmental	Disposal	Restructuring	Other	Total
	provisions*	provisions	provisions	provisions
		(note 24)	(note 24)
	£m	£m	£m	£m	£m

At 31 December 2004	25	310	73	143	551

IFRS 2005 transitional adjustment				(70)	(70)

Provisions made during the year	3	77	19	1	100

Provisions used during the year	(4)	(71)	(50)	(4)	(129)

Provisions reversed during the year	(2)	(33)	(6)	–	(41)

Increase due to effluxion of time	–	10	–	–	10

Transfers to creditors	–	–	–	(20)	(20)

Exchange and other movements	3	2	(3)	1	3

At 31 December 2005	25	295	33	51	404

Current	6	59	31	10	106

Non-current	19	236	2	41	298

	25	295	33	51	404

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 20).

* Other than arising on disposal.

Other provisions
The IFRS 2005 transitional adjustment represents the transfer of the provision in respect of own shares to financial liabilities on adoption of IAS 39 Financial Instruments: Recognition and Measurement. This adjustment is described further in note 30.

90 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

24 Disposal and legacy, and restructuring provisions
	Disposal and legacy		Restructuring provisions
	provisions

	2005	2004	2005	2004
	£m	£m	£m	£m

At beginning of year	310	348	73	148

Provisions made during the year	77	50	19	8

Provisions used during the year	(71)	(85)	(50)	(77)

Provisions reversed during the year	(33)	(11)	(6)	(3)

Exchange and other movements	12	8	(3)	(3)

At end of year	295	310	33	73

Comprising

Severance costs	18	21	27	54

Other	277	289	6	19

	295	310	33	73

Disposal and legacy provisions
ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2004

Between 1997 and 2004 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses, Chlor-Chemicals, Klea and Crosfield businesses, Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertiliser business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymers business, Ethylene Oxide, the Methanol business and the Methylamines and derivatives businesses, the Group’s 50% interest in Phillips-Imperial Petroleum, the Eutech engineering consultancy, the synetix catalyst business, the 51% owned pharmaceutical business of ICI India, the Security Systems business, the UK Nitrocellulose and Energetic Technologies business, the Permabond and Cheese Coatings business of National Starch and the Explosives business of ICI India. In addition, Irish Fertiliser Industries Ltd, a business in which the Group had a 49% interest, ceased trading.

Provisions were created for both long-term residual obligations resulting from the divestments and more immediate and direct disposal costs. Total provisions created for the divestments prior to 2004 were £1,636m mainly in respect of termination costs (£295m), post-retirement benefit costs relating to employees transferring to the purchaser (£329m), transaction costs (£105m), separation costs (£96m), IT related costs (£38m), site clearance (£48m), asset write-downs (£74m), and long-term residual costs (£285m).

The long-term residual provisions were created to cover legacy management, legal, estates, pension administration and environmental costs resulting from these divestments. The nature of the provisions is such that expenditure is expected to occur over the period from 2006 to at least 2030. During 2004 revisions were made to these provisions resulting in a release of £4m. During 2005 further revisions were made resulting in a net charge of £16m. At 31 December 2005, £201m remained to be spent.

The direct disposal provisions relating to the pre-2004 divestments were reviewed during 2005 resulting in a net charge of £4m to profit on special items. At 31 December 2005, £74m remained to be spent relating to pre-2004 divestments principally termination costs (£16m), transaction costs (£6m) and site separation costs (£9m). These provisions are expected to be substantially utilised by the end of 2007.

2004

(i) Quest Food Ingredients
The Group completed the sale of Quest’s Food Ingredients business on 30 April 2004. Provisions of £22m were charged in respect of transaction costs (£6m), post-retirement benefit costs relating to employees transferring to the purchaser (£6m), separation costs (£9m) and severance costs (£1m). Minor revisions were made during 2005. At 31 December 2005, £10m remained to be spent. The majority of provisions are expected to be utilised by the end of 2006.

(ii) Other disposals
During 2004 the Group closed its polyethylene business in Argentina. Provisions of £5m were charged in respect of transaction costs (£1m) and separation costs (£4m). At 31 December 2005, £2m remained to be spent relating to separation costs. The majority of provisions are expected to be utilised by the end of 2007.

2005

(i) National Starch Vinamul Polymers
The Group completed the sale of National Starch Vinamul Polymers business on 7 February 2005. Provisions of £23m were charged in respect of transaction costs (£5m), post-retirement benefit liabilities relating to employees transferring to the purchaser (£13m) and environmental costs (£5m). As at 31 December 2005, £7m remained to be spent including post-retirement benefit costs (£2m) and environmental costs (£5m). Full utilisation is expected by the end of 2006.

(ii) Paints Wood Finishing
The Group completed the sale of Paints Wood Finishing business on 30 September 2005 creating a provision of £1m in relation to separation costs. This provision is expected to be utilised in 2007.

Accounts	ICI Annual Report and Accounts 2005 91

Back to Contents

Notes relating to the Group accounts

24   Disposal and legacy, and restructuring provisions (continued)

Restructuring provisions

Prior to 2004

The Group undertook a series of restructuring actions between 1999 and 2001 across its portfolio affecting all segments.

The total provisions before tax included in special items of £319m for these restructuring programmes was charged against profits. The total included £158m relating to termination of 2,330 employees, £48m to asset write-downs and £113m for other costs. During 2004 a review of restructuring provisions was conducted, leading to a release of £3m. At 31 December 2005, £4m of provisions remained to be spent, including £2m relating to the severance of 29 employees. This provision is expected to be utilised in 2006.

In 2003 the Group undertook a series of restructuring programmes to improve cost effectiveness across each of the following segments:

(i)	National Starch – staff reductions mainly in administration and the restructuring of manufacturing assets, predominantly across the Natural Polymers Group.

(ii)	Quest – staff reductions in the Foods business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Uniqema – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the US.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate and other – staff reductions resulting in a smaller and more focused corporate centre.

The plans focus on manufacturing and supply chain rationalisations and reductions in administrative support. The total charge to special items in 2003 included £111m relating to the termination of some 2,130 employees, £48m for asset write-downs and £42m for other costs.

2004

During 2004 an extension to the 2003 restructuring programme was approved in Quest following the disposal of the Food Ingredients business. Revisions were made to the estimated cost of the 2003 programme resulting in £8m being charged in 2004 as a loss on special items, relating to termination of employees split between National Starch (£1m) and Quest (£7m).

2005

During 2005, restructuring was initiated to eliminate further costs in National Starch, Paints and Quest.

Charges of £19m relating to termination of employees were incurred in 2005 and further charges of £9m are expected in 2006, bringing the total charge in special items for the 2003 programme to £231m. A charge of £2m was incurred by National Starch in 2005, with a further £4m expected in 2006, a charge of £12m was incurred by Quest in 2005, with a further £4m expected in 2006 and a charge of £5m for Paints with a further £1m expected in 2006. Releases of £6m (Uniqema £4m and Corporate £2m) were made in the year. Spend of £49m was incurred during 2005, with the remainder expected to be substantially utilised by the end of 2006. At 31 December 2005, £29m remained to be spent including £25m relating to the termination of 287 employees.

25   Post-retirement benefits

The Group accounts for post-retirement benefits in accordance with IAS 19 Employee Benefits. Analysis is also provided, in note 36, of the aggregate net periodic benefit cost and funded status of the Group’s post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No. 87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132 Employers’ Disclosures about Pensions and Other Post-retirement Benefits (revised December 2003).

The Group operates retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for many existing employees are of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administrated funds. Formal funding valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method.

The largest pension plan in the Group is the ICI Pension Fund in the UK which accounts for approximately 80% of the Group’s pension plan defined benefit obligations. There are also other large, funded pension plans in the UK, US, Canada, the Netherlands and Belgium that account for approximately 17% of the Group’s pension plan defined benefit obligations and other large, unfunded pension plans in the US, Canada and Germany that account for approximately 2% of the Group’s pension plan defined benefit obligations. The remainder of the obligations comprise a large number of small plans, funded and unfunded, located throughout the world in the countries in which ICI operates.

The Group provides in North America, and to a lesser extent in some other countries, unfunded healthcare and life assurance benefits for retired employees. At 31 December 2005 approximately 17,000 (2004 18,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

92 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

25   Post-retirement benefits (continued)

Key financial assumptions – Group
The principal weighted average rates used at 31 December were:

	2005	2004
	% p.a.	% p.a.

Discount rate	4.8	5.3

Inflation rate	2.7	2.6

Long-term rate of increase in future earnings	4.2	4.0

Increase in pensions in payment	2.7	2.4

Post-retirement healthcare cost inflation rate	9.0	9.7

Expected rates of return on plan assets:

Equities	8.2	8.2

Bonds	4.7	4.9

Other	5.7	4.6

Expected rate of return on reimbursement rights	5.6	4.6

The overall expected long-term rate of return on asset assumption is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligations. The assumption setting process is based on short and long-term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

Mortality assumptions – UK
Following an in depth analysis of the mortality experience in the two main UK funds (“Funds”) carried out as part of the formal valuation of the Funds as at 31 March 2005, it was decided to make a change to the mortality assumptions used in both Funds’ formal valuations, both in terms of the current mortality table applied and the allowance for future improvements in longevity. The updated mortality tables adopted as at 31 March 2005 were PMA92C05MC with a +1.75 year age-rating for male members retiring in normal health and PFA92C05MC with a +2.25 age-rating for female members retiring in normal health, with allowance for future mortality improvements in line with the medium cohort. This change has been carried through into the calculation of the pension liabilities reflected in the balance sheet as at 31 December 2005 for both of the main UK Funds.

The table below illustrates the effect of this change on the expected age at death of an average member retiring currently at age 62 and one who retires at age 62 in 10 years time. The figures at 31 December 2004 are based on the demographic assumptions underlying the previous formal valuation of the ICI Pension Fund as at 31 March 2003 and were applied in the calculation of the pension liabilities at 31 December 2004. The figures at 31 December 2005 are those derived from the 31 March 2005 valuation. Shorter longevity assumptions are used for members who retire on grounds of ill-health.

	At	At
	31Dec	31Dec
	2005	2004
	in years	in years

Retiring today at age 62

Male	85.0	83.9

Female	87.5	86.6

Retiring in 10 years at age 62

Male	85.8	84.7

Female	88.2	87.3

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A one percentage point movement in assumed healthcare cost trend rates would have the following effects:

	One	One
	percentage	percentage
	point	point
	increase	decrease
	£m	£m

Effect on the aggregate of the current service cost and interest cost	(0.5)	0.5

Effect on the other post-retirement defined benefit obligation	(7.9)	6.8

Accounts	ICI Annual Report and Accounts 2005 93

Back to Contents

Notes relating to the Group accounts

25   Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures

Amounts recognised on the Group balance sheet
	Pension		Other		Total
	plans		post-retiremen
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Plan assets

Equities	1,511	1,439	–	–	1,511	1,439

Bonds	6,355	5,795	–	–	6,355	5,795

Other	323	398	5	5	328	403

Total fair value of plan assets	8,189	7,632	5	5	8,194	7,637

Present value of defined benefit obligation	9,680	8,569	202	252	9,882	8,821

Net (deficit) in the plans	(1,491)	(937)	(197)	(247)	(1,688)	(1,184)

Fair value of reimbursement rights recognised as an asset			1	5	1	5

Restrictions on assets recognised	(1)	(1)	–	–	(1)	(1)

Liability recognised in the Group balance sheet	(1,492)	(938)	(196)	(242)	(1,688)	(1,180)

Represented by

(Deficits)	(1,503)	(948)	(196)	(242)	(1,699)	(1,190)

Surpluses	11	10	–	–	11	10

Analysis of net recognised (deficit)

ICI UK Pension Fund	(817)	(411)	–	–	(817)	(411)

Other funded pension plans	(449)	(336)	–	–	(449)	(336)

Total funded plans	(1,266)	(747)	–	–	(1,266)	(747)

Total unfunded plans	(226)	(191)	(196)	(242)	(422)	(433)

Liability recognised in the Group balance sheet	(1,492)	(938)	(196)	(242)	(1,688)	(1,180)

Analysis of the amounts recognised in the Group income statement

	Pension		Other		Total
	plans		post-retirement
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Amounts in net operating costs

Current service costs	50	57	5	5	55	62

Past service cost	12	22	(13)	(3)	(1)	19

Curtailments	(23)	–	(17)	(1)	(40)	(1)

Settlements	(2)	–	–	–	(2)	–

	37	79	(25)	1	12	80

Amounts in profits less losses on disposal of operations

Past service cost	–	–	(23)	–	(23)	–

Curtailments	–	–	(12)	–	(12)	–

Settlements	(11)	(15)	(1)	(2)	(12)	(17)

	(11)	(15)	(36)	(2)	(47)	(17)

Amounts in net finance expense

Expected return on plan assets	(414)	(414)	–	–	(414)	(414)

Interest cost	440	435	11	12	451	447

	26	21	11	12	37	33

Total amounts charged/(credited) to the income statement	52	85	(50)	11	2	96

94 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

25   Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Analysis of the amounts recognised in the statement of Group recognised income and expense

	2005		2004

	Pension	Other	Pension	Other
	plans	post-retirement	plans	post-retirement
		plans		plans
	£m	£m	£m	£m

Excess of actual return over expected return on plan assets	495	–	229	–

as % of plan assets	6.0%	–	3.0%	–

Excess of actual return over expected return on reimbursement rights		–		–

as % of plan reimbursement rights		–		–

Experience (gains) losses arising on plan liabilities	1,130	(10)	291	30

as % of plan liabilities	11.7%	(5.0)%	3.4%	11.9%

Net actuarial (gains) losses recognised in the statement
of the Group recognised income and expense	635	(10)	62	30

as % of plan liabilities	6.6%	(5.0)%	0.7%	11.9%

Cumulative amount of actuarial (gains) losses recognised in the
statement of Group recognised income and expense	697	20	62	30

History of experience adjustments – pension plans

	2005	2004
	£m	£m

Present value of defined benefit obligation	9,680	8,569

Fair value of plan assets	8,189	7,632

Deficit in the plan	1,491	937

Experience adjustments on plan liabilities	1,130	291

Experience adjustments on plan assets	495	229

History of experience adjustments – other post-retirement plans

	2005	2004
	£m	£m

Present value of defined benefit obligation	202	252

Fair value of plan assets	5	5

Deficit in the plan	197	247

Experience adjustments on plan liabilities	(10)	30

Experience adjustments on plan assets	–	–

The history of experience adjustments starts from 1 January 2004, date of transition to IFRS.

Accounts	ICI Annual Report and Accounts 2005 95

Back to Contents

Notes relating to the Group accounts

25   Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Movements in present value of defined benefit obligation during the year

	Pension		Other		Total
	plans		post-retirement
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	8,569	8,375	252	238	8,821	8,613

Movement in year:

Current service cost	50	57	5	5	55	62

Past service cost – vested	12	22	(41)	(3)	(29)	19

Past service cost – unvested	–	–	(5)	–	(5)	–

Effect of curtailments	(23)	–	(29)	(1)	(52)	(1)

Effect of settlements	(36)	(40)	(1)	(2)	(37)	(42)

Interest cost	440	435	11	12	451	447

Contributions by plan participants	4	5	–	–	4	5

Benefits paid	(541)	(541)	(13)	(16)	(554)	(557)

Actuarial (gains) losses	1,130	291	(10)	30	1,120	321

Exchange adjustments	75	(35)	33	(11)	108	(46)

Closing defined benefit obligation	9,680	8,569	202	252	9,882	8,821

Split between

Funded	9,406	8,335	–	–	9,406	8,335

Unfunded	274	234	202	252	476	486

Movements in fair value of plan assets during the year

	Pension		Other		Total
	plans		post-retirement
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	7,632	7,402	5	7	7,637	7,409

Movement in year:

Effect of settlements	(23)	(25)	–	–	(23)	(25)

Expected return on plan assets	414	414	–	–	414	414

Contributions by plan participants	4	5	–	–	4	5

Contributions by employer†	152	176	13	15	165	191

Benefits paid	(541)	(541)	(13)	(16)	(554)	(557)

Actuarial gains (losses)	495	229	–	–	495	229

Exchange adjustments	56	(28)	–	(1)	56	(29)

Closing fair value of plan assets	8,189	7,632	5	5	8,194	7,637

†	Includes amounts paid against restructuring provisions of £12m (2004 £40m); included within outflows from special items in operating profit in the Group cash flow statement.

Movements in reimbursement rights during the year

	Other
	post-retirement
	plans

	2005	2004
	£m	£m

Opening reimbursement rights	5	5

Movement in year:

Effect of plan amendment	(5)	–

Actuarial gains (losses)	–	1

Exchange adjustments	1	(1)

Closing reimbursement rights	1	5

96 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Estimated future benefit payments

Benefits expected to be paid, reflecting future service, as appropriate	£m

Payable in the year to 31 December

2006	560

2007	556

2008	557

2009	560

2010	563

2011 to 2015	2,863

Expected contributions
The Group expects to contribute £202m to its defined benefit pension plans in 2006, and £13m to the other post-retirement healthcare plans. The £202m contribution to the defined benefit pension plans include a £122m “top-up” payment to the ICI UK Pension Fund and a £12m “top-up” payment to the ICI UK Specialty Chemicals Pension Fund.

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

Accounts	ICI Annual Report and Accounts 2005 97

Back to Contents

Notes relating to the Group accounts

26  Reconciliation of changes in equity

	Share	Share	Translation	Associate	Hedging	Retained	Equity	Minority	Total
	capital	premium	reserve	reserve	reserve	earnings	holders	interests	equity
		account					of the
							parent
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004	1,191	933		9		(2,773)	(640)	68	(572)

Total recognised income
and expense			(31)	2	–	410	381	34	415

Dividends						(82)	(82)	(13)	(95)

Share-based payments						8	8	–	8

Movements in respect of own shares						1	1	–	1

Other movements	–	–	–	–	–	–	–	(4)	(4)

At 31 December 2004	1,191	933	(31)	11	–	(2,436)	(332)	85	(247)

IFRS 2005 transition
adjustments	–	–	–	–	(1)	(62)	(63)	–	(63)

Total recognised income
and expense			75	3	2	(200)	(120)	38	(82)

Dividends						(91)	(91)	(17)	(108)

Share-based payments						7	7	–	7

Shares issued/movement
in respect of own shares	1	1				5	7	–	7

Acquisition of additional
minority interests						2	2	(2)	–

Other movements†	–	–	–	–	–	(23)	(23)	23	–

At 31 December 2005	1,192	934	44	14	1	(2,798)	(613)	127	(486)

†	Following a review during the year of the Group’s reserves, an amount totalling £23m has been reclassified from reserves of the equity holders of the parent company to the minority interest reserves of the Group’s Pakistan PTA business. There was and is no impact on the income statement as a result of this reclassification.

As noted in the basis of preparation on page 63, IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments:
Recognition and Measurement came into effect on 1 January 2005 and the Group took the exemption not to restate comparatives. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 January 2005 decreasing reserves by £63m. The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes, have been included in treasury stock under IAS 32 and debited to reserves on transition. This has been partly offset by the release of a provision held under UK GAAP relating to the same liability, resulting in a debit of £56m to reserves. Interest rate swaps and loans previously held at carrying value have been restated to fair value on transition resulting in an additional net debit to reserves of £6m. There has also been a further £1m debit arising from the inclusion of corn futures in the National Starch business.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of foreign operations as well as from the translation of liabilities that hedge the Group’s net investment in a foreign subsidiary.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Associate reserve
The associate reserve comprises profits less losses of the Group’s associated undertakings (see note 14).

Retained earnings
Retained earnings includes net profit and loss for the year and the reserves relating to own shares. Own shares relate to 4.3 million (2004 8.3 million) shares of the Company held by the Imperial Chemical Industries PLC Employee Benefit Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 7. The deduction in reserves is £27m (2004 £52m) and the shares have a market value at 31 December 2005 of £14m (2004 £20m).

98 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

26 Reconciliation of changes in equity (continued)

Called up £1 Ordinary share capital of the parent company

	Authorised	Allotted
		called-up
		and fully
		paid
	£m	£m

At 1 January 2004	1,400	1,191

Employee share option schemes – options exercised		–

At 31 December 2004	1,400	1,191

Employee share option schemes – options exercised		1

At 31 December 2005	1,400	1,192

Limitation of borrowings
The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purposes of calculating the basis of the borrowings limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £1,539m at 31 December 2005 (2004 £1,095m).

The Group has acquired, or is committed to acquire under forward contracts, 34.7 million shares or ADSs of the Company to hedge its obligations under the Senior Staff and Executive Share Options and Stock Appreciation Rights, the Performance Growth Plan and the Performance Share Plan. 4.3 million shares purchased in the market are held by a trust. In addition, the trust has entered into forward commitments to purchase 26.4 million shares at a weighted average cost of £4.78 per share (total balance sheet liability of £126m) in 2006, although the trust has the option to roll forward these commitments for further periods if required. These forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2005, no collateral is posted with the counterparties to these transactions. The contracts include the right to either take delivery of shares or to “net settle” the contracts in cash. These shares are intended to satisfy requirements for share options exercisable in the period 2006 to 2015.

27  Dividends

	2005	2004	2005	2004
	Pence per £1 Ordinary Share		£m	£m

2004 second interim, paid 15 April 2005	3.90	3.50	46	42

2005 first interim, paid 7 October 2005	3.75	3.40	45	40

Amounts recognised as distributions to equity holders in the period	7.65	6.90	91	82

	2006
	Pence per £1
	Ordinary Share	£m

2005 second interim, payable on 14 April 2006	3.95	47

The proposed 2005 second interim dividend will be submitted to the shareholders for confirmation at the Annual General Meeting and has not been recognised as a distribution to equity holders in reserves or included as a liability in these financial statements.

Impkemix Trustee Limited, a wholly owned subsidiary which acts as a trustee for the Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS shareholders.

Accounts	ICI Annual Report and Accounts 2005 99

Back to Contents

Notes relating to the Group accounts

28  Analysis of net debt

	Financing – debt							Cash	Net debt
								and cash
								equivalents*

	Loans		Derivatives	Short-term	Finance	Current	Total
	Due after	Due within		borrowings	leases	asset
	one year	one year		other than		investments
				overdrafts

	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2004	(1,114)	(168)		(127)	(2)	22	(1,389)	469	(920)

IFRS 2005 transitional adjustments	(37)	27	(73)	14	–	–	(69)	–	(69)

Exchange adjustments	(96)	(2)	47	(9)	–	2	(58)	18	(40)

Cash flow	5	126	(26)	114	(1)	6	224	29	253

Acquisitions and disposals	–	–	–	–	–	–	–	(3)	(3)

Fair value movements	17	4	11	–	–	–	32	–	32

Other non-cash changes	153	(153)	–	–	1	(2)	(1)	3	2

At 31 December 2005	(1,072)	(166)	(41)	(8)	(2)	28	(1,261)	516	(745)

At 1 January 2004	(1,353)	(534)		(23)	(4)	–	(1,914)	588	(1,326)

Exchange adjustments	69	30		(20)	1	(16)	64	(7)	57

Cash flow	39	470		(84)	1	38	464	(108)	356

Acquisitions and disposals	(3)	–		–	–	–	(3)	(4)	(7)

Other non-cash changes	134	(134)		–	–	–	–	–	–

At 31 December 2004	(1,114)	(168)		(127)	(2)	22	(1,389)	469	(920)

* “Cash and cash equivalents” in the analysis of net debt includes cash at bank, deposits repayable on demand, overdrafts and investments and short-term deposits which had a maturity of three months or less on acquisition.

Reflected in the Group balance sheet at 31 December 2005

Non-current financial assets			33				33		33 †

Current financial assets			2			28	30		30

Cash and cash equivalents								522	522

Current financial liabilities		(166)	(51)	(8)			(225)	(6)	(231)

Non-current financial liabilities	(1,072)		(25)				(1,097)		(1,097)

Other creditors					(2)		(2)		(2)†

At 31 December 2005	(1,072)	(166)	(41)	(8)	(2)	28	(1,261)	516	(745)

†	Together with other items.

As reported in note 30, a number of financial instruments have been recognised in the opening balance sheet at 1 January 2005. Certain instruments have been included in net debt resulting in net debt being adjusted at 1 January 2005 as shown above. The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes are included in treasury stock under IAS 32. The amount included in net debt as at 1 January 2005, reflecting the extent that the contracts are ‘out of the money’, is £63m. Interest rate swaps are now recognised at fair value and certain loans previously held at amortised cost are now adjusted for fair value attributable to hedged risk. This resulted in an increase in net debt of £6m through an increase in the value of loans of £14m, partly offset by a reduction in the value of swaps of £8m.

29   Acquisitions and disposals

Acquisitions
On 1 September 2005, the Group acquired the trade and assets of the Celanese redispersible powder polymers business for £15m, satisfied in cash. The business produces polymer emulsions. Goodwill of £5m has arisen on the acquisition, reflecting some of the expected synergies to be gained as the acquisition is fully integrated into the business. The results of the Group for the year include less than £1m of profit attributable to the acquisition. It is not practicable to identify the revenue and result of the acquired business as if it was assumed to have been acquired at the start of the year, due to the synergies arising from the integration of the business into existing operations.

100 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

29 Acquisitions and disposals (continued)

The acquisition had the following effect on the Group’s assets and liabilities:

Net assets at the acquisition date

2005
Recognised
values
£m

Property, plant and equipment	5

Intangible assets	3

Inventories	2

Net identifiable assets and liabilities	10

Goodwill on acquisition	6

Consideration paid, satisfied in cash	15

Cash acquired	–

Net cash outflow	15

Reconciliation to Group cash flow statement

Net cash outflow from material acquisitions	15

Cash outflow from other acquisitions	8

Total cash outflow from acquisitions	23

There were no fair value adjustments to the recognised values of the assets and liabilities above.

Disposals
On 7 February 2005, the Group completed the sale of the Vinamul Polymers business (part of the Specialty Synthetic Polymers division of National Starch) for £111m, satisfied in cash, and the control of the business passed to the acquirer. The net disposal proceeds were used to reduce Group debt.

On 30 April 2004, the Group completed the sale of the Quest Food Ingredients business for £249m, satisfied in cash, on which date the control of the business passed to the acquirer. The disposal was effected in order for Quest to focus on its flavour and fragrance businesses.

These disposals had the following effect on the Group’s assets and liabilities:

	2005	2004
	National	Quest Food
	Starch	Ingredients
	Vinamul
	Polymers
	£m	£m

Property, plant and equipment	(96)	(60)

Intangible assets	(1)	–

Inventories	(12)	(24)

Trade and other receivables	(17)	(13)

Cash and cash equivalents	(3)	(4)

Trade and other payables	21	11

Post-retirement benefit liabilities	23	21

Net identifiable assets and liabilities (at date of completion)	(85)	(69)

Consideration received, satisfied in cash	(114)	(253)

Cash disposed of	3	4

Net cash (inflow)	(111)	(249)

Reconciliation to Group cash flow statement

Net cash (inflow) from material disposals	(111)	(249)

Cash (inflow) from other disposals	(17)	(42)

Payments in respect of disposals in 2004 or later	20	12

Total cash (inflow) from disposals	(108)	(279)

Accounts	ICI Annual Report and Accounts 2005 101

Back to Contents

Notes relating to the Group accounts

30 Financial instruments

Exposure to credit, interest rate, commodity price and currency risks arise in the normal course of the Group’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements. The Group’s treasury objectives, risk management strategies and policies are discussed in the Operating and financial review on pages 22 and 23.

(a) Exemption to restate comparative information for IAS 32 and IAS 39
The comparative information in these financial statements does not comply with IAS 32 and IAS 39 as the Group has elected to apply the exemption in IFRS 1. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 January 2005 decreasing reserves by £63m (see note 26). The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes, have been included as treasury stock under IAS 32 and debited to reserves on transition. This has been partly offset by the release of a provision held under UK GAAP relating to the same liability, resulting in a debit of £56m to reserves. Interest rate swaps have been restated to fair value and certain loans previously held at amortised cost are now adjusted for fair value attributable to hedged risk resulting in an additional net debit to reserves of £6m. There has also been a further £1m debit arising from the inclusion of corn futures in the National Starch business.

(b) Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2005, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and financial review on pages 22 and 23.

Hedging
Interest rate swaps, denominated in US dollars and Sterling, have been executed to hedge the Group’s exposure to interest rate risks in accordance with its interest rate policy. These swaps are matched in maturity to the underlying debt. At 31 December 2005, the Group had interest rate swaps with a notional contract amount of £2,330m (2004 £1,860m). The maturity profile of the net fixed rate exposure on loans is spread over several years to reduce re-financing and re-pricing risk and matures between 2006 and 2013.

Interest rate swaps (including those in effective fair value hedging relationships) are measured at fair value under IAS 39. The fair value of interest rate swaps at 1 January 2005 was adjusted against the opening balance of the hedging reserve at that date. This amounted to a gain of £8m. The fair value adjustment relating to loans that form part of designated fair value hedge relationships at 1 January 2005 was a loss of £14m.

The fair value of interest rate swaps recognised as hedges at 31 December 2005 is a net liability of £4m (comprised of assets of £17m and liabilities of £21m).

From 1 January 2005 interest rate swaps designated as fair value hedges are fair valued through the income statement as part of net finance expense. Underlying loans that form part of fair value hedge relationships are adjusted for fair value attributable to hedged risk through the income statement to offset any mark-to-market adjustment arising on the interest rate swaps. Hedge documentation is prepared for all fair value hedges at inception and effectiveness testing is carried out quarterly. All designated hedges have remained effective throughout the current financial year.

Financial assets

	2005

	At fixed	At floating	Interest	Total
	interest	interest	free
	rates	rates
	£m	£m	£m	£m

Cash and cash equivalents

Sterling	–	71	10	81

US dollar	–	21	9	30

Euro	–	19	27	46

Japanese yen	–	4	2	6

Other currencies	–	149	82	231

	–	264	130	394

Other financial assets

Sterling				175

US dollar				287

Euro				212

Japanese yen				33

Other currencies				425

				1,132

Total financial assets				1,526

102 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

30 Financial instruments (continued)

(b) Interest rate risk (continued)

Financial assets (continued)

At 31 December 2005 the financial assets of the Group comprised (*):

2005
£m

Non-current assets

Investments in associates	19

Financial assets – investments (1)	20

Financial assets – loans (2)	20

Trade and other receivables (2)	74

133

Current assets

Trade and other receivables (2)	994

Financial assets (1)	28

Cash and cash equivalents	522

Less financial assets of insurance subsidiaries*	(151)

1,393

1,526

* Includes cash and cash equivalents of £128m and trade and other receivables of £23m.

Applying the categorisation rules of financial assets in accordance with IAS 39 the above classes of assets are: (1) Held-to-maturity investments and (2) Loans and receivables. None of the Group’s financial assets, with the exception of derivative assets, are held at fair value.

As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

	2004

	All fixed	At	Interest	Total
	interest	floating	free
	rates	interest
		rates
	£m	£m	£m	£m

Cash and cash equivalents

Sterling	–	82	16	98

US dollar	–	39	60	99

Euro	–	3	42	45

Japanese yen	–	–	3	3

Other currencies	–	37	125	162

	–	161	246	407

Fixed asset investments and debtors due after more than one year

Sterling				–

US dollar				41

Euro				1

Other currencies				19

Total financial assets				468

As at 31 December 2004 the financial assets of the Group comprised:
				2004
				£m

Investments in participating and other investments

Other investments

Shares				17

Loans				18

Debtors due after more than one year				26

Current asset investments and short-term deposits				105

Cash				396

Less financial assets of insurance subsidiaries				(94)

				468

Accounts	ICI Annual Report and Accounts 2005 103

Back to Contents

Notes relating to the Group accounts

30 Financial instruments (continued)

(b) Interest rate risk (continued)

Financial assets (continued)

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 day to 12 months by reference to the relevant inter-bank rate. The weighted average interest rates for fixed asset investment loans are 6.3% and for cash and cash equivalents 4.3%.

Purchases or sales of financial assets are accounted for at settlement date.

Financial liabilities

	2005

	At fixed	At floating	Interest	Total
	interest	interest	free
	rates	rates
	£m	£m	£m	£m

Sterling	–	(68)	706	638

US dollar	–	631	464	1,095

Euro	–	493	274	767

Japanese yen	–	110	49	159

Other currencies	–	127	453	580

	–	1,293	1,946	3,239

The weighted average interest rates for fixed financial liabilities are: Sterling n/a (2004 n/a); US dollar n/a (2004 7.8%); Euro n/a (2004 3.3%); Japanese yen n/a (2004 n/a); other currencies n/a (2004 n/a). Floating rate financial liabilities bear interest based upon short-term inter-bank rates.

The weighted average period for which rates are fixed are: Sterling n/a (2004 n/a); US dollar n/a (2004 2 years); Euro n/a (2004 8 years); Japanese yen n/a (2004 n/a); other currencies n/a (2004 n/a).

Interest rate swaps have created a fully floating book during the current financial year in line with Group policy. The impact on loans, post interest rate swaps, is that interest rates will re-price between 3 months and 12 months. Short-term borrowings re-price within 3 months. The sensitivity analysis provided in the Operating and financial review on page 23 indicates the Group’s risks in relation to interest rate changes.

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and financial liabilities.

At 31 December 2005 the financial liabilities of the Group comprised:

2005
£m

Non-current liabilities

Loans	1,072

Derivative liabilities	25

Derivative assets(*)	(33)

Finance leases	1

Other creditors	39

1,104

Current liabilities

Short-term borrowings	14

Current instalments of loans	166

Derivative liabilities	51

Derivative assets (*)	(2)

Trade and other payables	807

Finance leases	1

Other creditors	1,098

2,135

3,239

(*)	Note: Derivative assets (relating to interest rate swaps) are included within the financial liabilities table as the majority arise through the management of the debt book. The fair value of the underlying loans and related derivative liabilities are also presented in the financial liabilities table above and to understand the fair value of the overall book it is appropriate to also include derivative assets.

104 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

30 Financial instruments (continued)

(b) Interest rate risk (continued)

Financial liabilities (continued)

As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

	2004

	At fixed	At floating	Total
	interest	interest
	rates	rates
	£m	£m	£m

Sterling	11	(62)	(51)

US dollar	259	545	804

Euro	7	460	467

Japanese yen	–	98	98

Other currencies	–	115	115

	277	1,156	1,433

2004
£m

Short-term borrowings	137

Current instalments of loans	165

Loans	1,117

Other creditors due after more than one year

Other creditors	13

Finance leases	1

1,433

(c) Income statement and equity
In 1999 the Group had a US$1bn interest rate swap that was used to manage its interest rate exposure. When the underlying item was removed from the Group’s balance sheet as a result of a divestment transaction, the swap was no longer performing as a hedge. To manage this exposure, the Group elected to trade a new “equal and opposite” swap that effectively closed out its exposure to the original US$1bn swap. By trading this “equal and opposite” swap, the Group was in substance terminating the US$1bn swap. This transaction did however lock in a negative carrying value (i.e. a fixed interest expense) until the maturity of both swaps in 2007. At 1 January 2005, as a result of the transition to IAS 39, these two swaps were fair valued through the hedging reserve. They are fair valued through the income statement from this date onwards, giving rise to very minimal interest rate risk for the Group. This has resulted in a gain of £1m during the year. Interest is paid and received in US dollars each quarter.

The interest rate component of cross currency swaps is recognised in the income statement as it is not part of an effective hedge relationship. Only the foreign exchange component (see section (e) of this note) is utilised to hedge net investments in accordance with Group policy. The fair value movement on the interest rate component in 2005 was £nil. Cross currency swaps have a nominal amount at the balance sheet date of £360m and mature on a range of dates up to August 2007.

Accounts	ICI Annual Report and Accounts 2005 105

Back to Contents

Notes relating to the Group accounts

30 Financial instruments (continued)

(d) Liquidity risk

The maturity profile of the Group’s financial liabilities, as defined in section (b) of this note, at 31 December 2005 was as follows:

2005
£m

In one year or less	2,135

In more than one year but not more than two years	475

In more than two years but not more than three years	300

In more than three years but not more than four years	1

In more than four years but not more than five years	24

In more than five years	304

3,239

The comparative information in these financial statements does not comply with IAS 32 and IAS 39 as the Group has elected to apply the exemption under IFRS 1. The following table for 2004 has been presented in accordance with UK GAAP.

The maturity profile of the Group’s financial liabilities, as defined in section (b) of this note, at 31 December 2004 was as follows:

2004
£m

In one year or less	302

In more than one year but not more than two years	172

In more than two years but not more than five years	670

In more than five years	289

1,433

(e) Foreign currency risk
The Group mainly is exposed to foreign currency risk arising on sales, purchases and borrowings outside of Group functional currencies. All derivatives managing currency exposures are stated in the balance sheet at fair value. The Operating and financial review on page 23 indicates the Group’s sensitivity to currency risks.

Transaction exposure hedging
The Group hedges all exposures arising from sales and purchases where markets exist to hedge working capital exposure in line with foreign currency policy. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward contracts have maturities of less than one year at the balance sheet date. Hedge accounting is not applied for derivatives used to manage these currency exposures. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the underlying monetary items are recognised as part of operating profit. The fair value of forward exchange contracts used to manage transaction exposure is £nil at 31 December 2005 (2004 £1m).

Forecast cash flow hedging
In addition to transaction hedging, the Group also hedges foreign exchange exposures arising from firm commitments and forecast transactions. After 1 January 2005, these transactions are accounted for as cash flow hedges in accordance with the defined accounting policy and hedge documentation is prepared for all cash flow hedges at inception and effectiveness testing is carried out quarterly.

Gains and losses on cash flow hedges that have been deferred in the cash flow hedging reserve during the period, in addition to those that have been recycled through the income statement, are shown in the table below.

Cash flow hedging reserve movements

2005
£m

Brought forward cash flow hedging reserve at 1 January 2005	(1)

Amounts deferred in the period on effective cash flow hedges	2

Amounts removed from the reserve and recognised in the income statement	–

Amounts removed from the reserve and capitalised in the balance sheet	–

Carried forward cash flow hedging reserve at 31 December 2005	1

Note 1: no comparative information is provided as the Group elected not to restate 2004 for IAS 32 and IAS 39.

Note 2: the above table also includes effective commodity price hedges where gains and losses have been deferred to future periods (see section (f) of this note).

The cash flow relating to firm commitments and forecast transactions are all expected to occur in the next 15 months.

106 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

30 Financial instruments (continued)

(e) Foreign currency risk (continued)

Hedge of net investment in foreign subsidiaries
The Group hedges its net investment in foreign entities by denominating external debt in a mix of foreign currencies, and through the use of cross currency swaps and liquidity forwards. Section (b) of this note shows the currency mix of debt at 31 December 2005 and 31 December 2004 after taking into account the impact of derivatives. The Group applies hedge accounting, in accordance with the defined accounting policy, for all net investment hedges. Hedge documentation is prepared for all net investment hedges at inception and effectiveness testing is carried out quarterly from 1 January 2005.

The Group recognises gains and losses on debt, cross currency swaps and liquidity forwards in equity, up to the level of net assets in accordance with Group Policy. For all or part of the year the borrowings have exceeded the net assets on a currency-by-currency basis. For the portion that has exceeded the net assets, the gains and losses are recognised in the income statement. This has resulted in a gain of £2m (2004 £15m) for the year which has been disclosed on the face of the income statement within special items.

(f) Commodity price risk
The Group purchases corn futures in the US and Europe to hedge its price exposure to this commodity. These futures are accounted for as hedges in accordance with the defined accounting policy from 1 January 2005. Hedge documentation is prepared for all hedge relationships at inception and effectiveness testing is carried out quarterly.

The fair value of unrealised futures is recognised on the balance sheet. Once purchased, all gains and losses on futures are capitalised into the carrying value of the raw materials.

The hedges have been fully effective during the period and at 31 December 2005 a gain of £1m has been deferred in the cash flow hedging reserve. The movements in the cash flow hedging reserve are included in the table in section (e) of this note.

(g)  Fair values
The fair values together with the carrying amounts shown in the balance sheet are as follows (comparative carrying amounts are not restated for IAS 39).

	2005

	Notional	Carrying	Fair
	principal	values *	values *
	amounts *
	At 31 Dec	At 31 Dec	At 31 Dec

	£m	£m	£m

Investments in associates†	19	19	19

Other investments†	40	40	40

Cash and cash equivalents†	394	394	394

Trade and other receivables†	1,045	1,045	1,045

Current asset investments†	28	28	28

Short-term borrowings	(14)	(14)	(14)

Loans	(1,245)	(1,238)	(1,280)

Trade and other payables†	(807)	(807)	(807)

Other creditors and accruals†	(1,137)	(1,137)	(1,137)

Financial liabilities	(35)	(35)	(35)

Currency swaps	2	(1)	(1)

Interest rate swaps	2,330	(10)	(10)

Liquidity forwardsø	–	3	3

Total net liabilities		(1,713)	(1,755)

Financial assets		1,526

Financial liabilities		(3,239)

		(1,713)

*	( ) = liability
†	The fair value approximates to the carrying value.
ø	Liquidity forwards are hedging debt and are therefore included in the financial liabilities total.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2005 of £75m arose from the net repayment of loans (£131m), adverse movements on foreign exchange (£101m) and favourable movements due to changes in interest rates (£45m).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

Loans that are part of fair value hedge relationships (see section (b) of this note) are held in the balance sheet at fair value and at 31 December 2005 amounted to £1,170m. All other loans are held at amortised cost and the carrying value in the balance sheet is £68m, at 31 December 2005.

Accounts	ICI Annual Report and Accounts 2005 107

Back to Contents

Notes relating to the Group accounts

30 Financial instruments (continued)

(g) Fair values (continued)
As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

	2004

	Notional	Carrying	Fair
	principal	values *	values *
	amounts *
	At 31 Dec	At 31 Dec	At 31 Dec

	£m	£m	£m

Interest in participating and other investments – other investments†	35	35	35

Current asset investments and short-term deposits†	81	81	81

Cash†	326	326	326

Other financial assets†	26	26	26

Short-term borrowings	(135)	(137)	(137)

Loans	(1,279)	(1,278)	(1,355)

Other financial liabilities	(14)	(14)	(14)

Currency swaps	(3)	(4)	(2)

Interest rate swaps	1,860	–	12

Total net liabilities		(965)	(1,028)

Financial assets		468

Financial liabilities		(1,433)

		(965)

*	( ) = liability
†	The fair value approximates to the carrying value.

(h) Estimation of fair values
 The following summarises the major methods and assumptions used, applied consistently, in estimating the fair value of financial instruments reflected in the tables in section (g).

Derivatives
The fair value of all derivatives are estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve in the relevant currencies.

Interest-bearing loans and borrowings
The fair value of all the loans is estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve in the relevant currencies. A credit spread is added to yield curves to obtain an accurate basis for fair valuation.

Trade and other receivables/payables
For all receivables and payables, the notional amount is deemed to reflect the fair value.

Securities
Where available fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Where discounted cash flow techniques are used, estimated cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

(i) Credit risk
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group's balance sheet.

The Group's exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at the balance sheet date. At 31 December 2005 the aggregate value of all financial instruments with a positive fair value (assets) was £16m for currency swaps (2004 £49m), £17m for interest rate swaps (2004 £22m) and £6m for forward contracts (2004 £2m).

The Group deposits central funds, when available, with highly rated banks in line with Group policy. The central funds on deposit at the balance sheet date were £76m (2004 £6m).

108 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

30  Financial instruments (continued)

(j)  Collateral
The Group has used financial assets as collateral for the following securitisations programmes:

Trade debtors includes amounts which have been securitised with a financial institution. An amount of £nil (2004 £104m) is included within short-term borrowings as the Group retains the risks in relation to this amount. Accordingly, the financial institution has the rights over amounts included within trade debtors of £196m at 31 December 2005 (2004 £168m) (up to a maximum of its loan).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (the “SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments for the ICI Pension Fund (see note 33). The asset-backed guarantee is secured by way of fixed and floating charges over certain trade debtors and cash of certain Group companies, which have been assigned to the SPV. At 31 December 2005, £268m of trade debtors (2004 £251m), £5m of cash and cash equivalents (2004 £80m) were assigned to the SPV. The collateral is held against that commitment.

(k)  Borrowing facilities
Committed undrawn facilities available to the Group at 31 December in respect of which all conditions precedent had been met at that date were as follows:

	2005	2004
	£m	£m

Expiring in one year or less	224	–

Expiring in more than one year and less than two years	–	355

Expiring in more than two years	406	363

	630	718

(l) Hedges
As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

The table below analyses movements in the fair values of derivatives used to hedge financial assets and financial liabilities for 2004:
	Fair value	Fair value	Total net
	assets	liabilities	assets/
			(liabilities)
	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January 2004	134	(142)	(8)

Gains and losses arising in previous years that were recognised during the year	(47)	64	17

Gains and losses arising before 1 January that were not recognised during the year	87	(78)	9

Gains and losses arising in the year that were not recognised during the year	(14)	4	(10)

Unrecognised gains and losses on hedges at 31 December 2004	73	(74)	(1)

Of which:

Gains and losses expected to be recognised within 1 year	2	(40)	(38)

Gains and losses to be recognised after more than 1 year	71	(34)	37

	73	(74)	(1)

(m) Currency management
As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 58 and 59.

The notional principal amounts and fair values for forward exchange contracts used in currency management are as follows for 31 December 2004.
	Notional	Carrying		Fair values	*
	principal	values	*
	amounts *
	£m	£m		£m

Hedging working capital		1		1

Forward contracts to buy currency	67

Forward contracts to sell currency	(58)

Hedging anticipated cash flows		–		–

Currency contracts to buy currency	–

Currency contracts to sell currency	–

Hedging debt		(13)		(12)

Forward contracts to buy currency	470

Forward contracts to sell currency	(483)

*	( ) = liability

The carrying values of currency hedging instruments do not materially differ from the fair values based on quoted market prices.

Accounts	ICI Annual Report and Accounts 2005 109

Back to Contents

Notes relating to the Group accounts

31 Leases

	2005	2004
	£m	£m

Total rentals under operating leases, charged as an expense in the income statement

Minimum lease payments	7	8

Sub-lease payments	56	50

Total	63	58

Future minimum sub-lease payments of £1m (2004 £1m) are expected to be received under non-cancellable sub-leases at the balance sheet date.

	2005	2004
	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	11	11

Expiring in years 2 to 5	29	30

Expiring thereafter	22	21

	62	62

	Operating leases		Finance leases

	2005	2004	2005	2004
Obligations under leases comprise	£m	£m	£m	£m

Rentals due within 1 year	62	62	1	1

Rentals due after more than 1 year

From 1 to 2 years	51	49	–	–

From 2 to 3 years	43	38	–	–

From 3 to 4 years	32	28	–	–

From 4 to 5 years	27	22	–	–

After 5 years from balance sheet date	107	102	1	1

	260	239	1	1

	322	301	2	2

Less amounts representing interest			–	–

Present value of net minimum lease payments			2	2

Less current lease obligations			(1)	(1)

Non-current lease obligations			1	1

The difference between the future minimum lease payments at the balance sheet date and the present value is not significant. Obligations under finance leases are included in trade and other payables (note 20). The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

The Group leases items of land and buildings under operating leases, which are used in ongoing business activities. The lease terms vary and are subject to renewal clauses upon expiry.

110 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

32 Commitments and contingent liabilities

	2005	2004
	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	19	25

Expenditure authorised but not yet contracted	81	98

	100	123

Contingent liabilities existed at 31 December 2005 in connection with guarantees of borrowings and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. On a consolidated basis, the Group had no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2005 (31 December 2004: £nil).

The Group is also subject to contingencies pursuant to requirements that subsidiaries comply with relevant laws, regulations and standards. Such violations, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance, as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

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

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former producers of lead pigment and former producers of lead pigment based paint as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These law suits seek damages for alleged personal injury caused by lead pigment based paint or the costs of removing lead pigment based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead pigment based consumer paint until the 1960s. Glidden is currently a defendant in three active suits (The City of New York v. Lead Industries Association, Inc, et al. (1989), Smith v. Lead Industries Association, Inc, et al. (1999) and Hurkmans v. Salczenco, et al. (2005)) and is also named in one unserved case. Glidden continues to believe that it has strong defences to all of the pending cases, has denied all liability and will continue to defend all such actions.

In 1986, a subsidiary of ICI purchased a newly formed company, now Glidden, from a predecessor of Millennium Holdings LLC (“the Seller”), now a subsidiary of Lyondell Chemical Company. Under the sale agreement, the Seller agreed to indemnify Glidden against certain claims relating to certain pre-completion liabilities, and Glidden also gave certain indemnities to the Seller. Whilst Glidden did not acquire any assets or liabilities for the manufacture or sale of lead pigments, the Seller, however, has previously asserted that it is entitled to indemnification under the sale agreement for certain liabilities it may have relating to lead pigment and/or lead pigment based paint litigation. Glidden, which has assumed all of the purchaser’s rights and obligations under the sale agreement, believes that it has no such obligation to indemnify the Seller. The above indemnity claims have not been ruled on by any court.

In July 2004, ICI received a request for information from the European Commission relating to alleged cartel activity in the European Methacrylates market. In ICI’s case, the allegations concern a period starting in 1995 and ending when it sold its Acrylics business in 1999. During 2005, the Commission issued a statement of objections, alleging that ICI’s former Acrylics business was involved in breaches of European competition law and, during the fourth quarter, ICI provided a written response to the Commission and attended an oral hearing. ICI’s policy is to conduct its business in full compliance with the applicable competition laws. ICI will continue to assist the European Commission with this matter. Their decision is expected in 2006.

During January and February 2006, a number of purported class action lawsuits were filed, currently in the US District Court for the Eastern District of Pennsylvania and the US District Court for the District of New Jersey, on behalf of purchasers of methyl methacrylate who claim to have suffered anti-trust injury as a result of alleged cartel activity referred to in the paragraph above. Along with other parties, ICI has been named as a defendant.

With respect to each of the claims and proceedings described in the four paragraphs above, ICI is unable to make estimates within a reasonable range of outcomes of the loss to which the claims or proceedings may give rise. Disclosure of the amount sought by claimants and plaintiffs (where known) is not considered meaningful with respect to these claims and proceedings, however, an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

The Group is also subject to various other claims or legal proceedings, principally in the United Kingdom and United States, including the following:

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Quest has settled its dispute, without admission of liability, with two of the affected customers. It remains possible that the third affected customer may commence proceedings seeking to recover alleged damages.

From the early 1970s until 1999 ICI Americas Inc (“ICIA”), a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999 each of the schemes carried a surplus. In September 2004 the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA is appealing the final determination to the Armed Services Board of Contract Appeals.

Following ICI’s trading statement on 25 March 2003, three purported class action lawsuits were filed in the US Federal District Court for

Accounts	ICI Annual Report and Accounts 2005 111

Back to Contents

Notes relating to the Group accounts

32 Commitments and contingent liabilities (continued)

the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed todisclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. In September 2004 the court dismissed a number of the plaintiffs’ claims. ICI continues to contest the remaining claims.

On 30 April 2004 ICI sold its Quest Food Ingredients business to Kerry Group PLC (“Kerry”) for US$440m. Kerry has raised a number of issues regarding potential claims under the sale and purchase agreement. No proceedings have been commenced.

The Directors do not believe that the outcome of the matters described in the four paragraphs above will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which the Group has given to other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) to purchase pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron. The present value of the commitment guaranteed by ICI at 31 December 2005 is estimated at £92m. On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remained a liability of ETOL which is now in liquidation. The present value of the gas purchase commitment guaranteed by ICI at 31 December 2005 is estimated at £96m.

The numbers quoted in the two paragraphs above are ICI’s current estimates of its maximum potential liability.

The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years. The value of this commitment at 31 December 2005 is estimated at £108m.

The ultimate outcome of the matters described in this note is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent that losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

33 Related party transactions

Related party transactions The following information is provided in accordance with IAS 24 Related Party Disclosures, as being material transactions with related parties during 2005.

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 83.

Transactions: Funds on deposit with ICI Finance PLC amounted to £10m (2004 £10m).

Related party: ICI Pension Trustees Ltd

Transactions: In recognition of a deficit for funding purposes of £657m and a funding ratio of 90.9% at 31 March 2005 identified as a result of the completion of the valuation of the ICI UK Pension Fund (“the Fund”), the Company has agreed to make “top-up” contributions to the Fund over the next nine years, comprising annual payments of £122m for the first four years, starting in 2006, and annual payments of £62m for the following five years.

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. The asset-backed guarantee is secured by way of fixed and floating charge over the receivables of certain Group companies, which have been assigned to the SPV and by way of cash and cash equivalents deposited with the SPV. At 31 December 2005, £268m (2004 £251m) of trade debtors and £5m (2004 £80m) of cash and cash equivalents were assigned to the SPV.

112 ICI Annual Report and Accounts 2005	Accounts

Back to Contents
34 Interest in joint ventures

The Group’s material joint ventures at 31 December 2005 are:
	Proportion	Principal
	held by	activities
	ICI %

Arkem (PTY) Limited	50	Sale of speciality chemicals

Purbond AG	50	Manufacturer of polyurethane adhesive products

National Starch Turkey	50	Local solutions provider for emulsion polymers

Interest in joint ventures
Included in the consolidated financial statements are the following items that represent the Group’s interest in the assets and liabilities, revenues and expenses of the joint ventures.

	2005	2004
	£m	£m

Non-current assets	3	3

Current assets	3	1

Total assets	6	4

Current liabilities	(2)	–

Non-current liabilities	–	–

Total liabilities	(2)	–

Net assets	4	4

Revenue	8	8

Expense	(7)	(8)

Profit before tax	1	–

Accounts	ICI Annual Report and Accounts 2005 113

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS

From 1 January 2005, the Group has been reporting its results in accordance with International Financial Reporting Standards (IFRS). The transition date for ICI for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated, except the Group has taken the exemption under IFRS 1 not to restate comparatives for IAS 32 and IAS 39. ICI has applied the exemption by the US Securities and Exchange Commission to exclude a second year of comparatives.

To comply with the requirements of reporting the first set of annual results following transition to IFRS, a reconciliation of profit (loss) under UK GAAP for the year to 31 December 2004 to the income (expense) under IFRS for the year to 31 December 2004 is set out below. A detailed analysis of these adjustments and a summary of the differences between UK GAAP and IFRS that led to the adjustments are set out on pages 116 to 118.

Group income statement for the year ended 31 December 2004
	UK GAAP

	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

Revenue	5,601		–	5,601

Operating costs	(5,192)	(5)	–	(5,197)

(including restructuring costs)

Other operating income	35	–	–	35

Profits less losses on disposal of fixed assets

Operating profit (loss)	444	(5)	–	439

Profits less losses on sale of operations		23	(20)	3

Profits less losses on disposal of fixed assets		(1)	–	(1)

Share of profits less losses of associates	4	–	–	4

Interest expense	(158)	–	–	(158)

Interest income	72	–	–	72

Post-retirement benefit finance:

Interest costs

Expected return on assets

Foreign exchange gains on debt previously hedging goodwill written off to reserves

	(86)	–	–	(86)

Profit (loss) before taxation	362	17	(20)	359

Income tax expense	(111)	(11)	6	(116)

Net profit (loss)	251	6	(14)	243

Attributable to equity holders of the parent	224	–	(14)	210

Attributable to minority interests	27	6	–	33

Dividends				(86)

Profit retained for year				124

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations				18.9p

Discontinued operations				(1.1)p

				17.8p

Shaded areas represent the disclosure of certain line items that are not applicable under the relevant GAAP.

114 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to FRS (continued)

IFRS also requires a reconciliation of equity under UK GAAP at 1 January 2004 to equity under IFRS at 1 January 2004 and a reconciliation of equity under UK GAAP at 31 December 2004 to equity under IFRS at 31 December 2004. These reconciliations are set out on page 119.

A reconciliation is also required under IFRS of material adjustments to the cash flow under UK GAAP for the year ended 31 December 2004 to the cash flow for the year to 31 December 2004 under IFRS. This reconciliation is set out on page 120.
Group income statement for the year ended 31 December 2004
Total IFRS
adjustments
(see pages 116 and 117)

Revenue	8

Operating costs	86

(including restructuring costs)

Other operating income	–

Profits less losses on disposal of fixed assets	(1)

Operating profit (loss)	93

Profits less losses on sale of operations	172

Profits less losses on disposal of fixed assets	1

Share of profits less losses of associates	(2)

Interest expense	(12)

Interest income	13

Post-retirement benefit finance:

Interest costs	(447)

Expected return on assets	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves	15

(17)

Profit (loss) before taxation	247

Income tax expense	18

Net profit (loss)	265

Attributable to equity holders of the parent	264

Attributable to minority interests	1

Dividends	86

Profit retained for year

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations	22.3p

Discontinued operations	–

22.3p

Accounts	ICI Annual Report and Accounts 2005 115a

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to FRS (continued)

Group income statement for the year ended 31 December 2004

	IFRS

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

Revenue	5,609	–	–	5,609

Operating costs	(5,106)	(5)	–	(5,111)

(including restructuring costs)		(5)	–	(5)

Other operating income	35	–	–	35

Profits less losses on disposal of fixed assets		(1)	–	(1)

Operating profit (loss)	538	(6)	–	532

Profits less losses on sale of operations		195	(20)	175

Profits less losses on disposal of fixed assets

Share of profits less losses of associates	2	–	–	2

Interest expense	(170)	–	–	(170)

Interest income	85	–	–	85

Post-retirement benefit finance:

Interest costs	(447)	–	–	(447)

Expected return on assets	414	–	–	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves		15	–	15

	(118)	15	–	(103)

Profit (loss) before taxation	422	204	(20)	606

Income tax expense	(88)	(16)	6	(98)

Net profit (loss)	334	188	(14)	508

Attributable to equity holders of the parent	306	182	(14)	474

Attributable to minority interests	28	6	–	34

Dividends

Profit retained for year

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations				41.2p

Discontinued operations				(1.1)p

				40.1p

Accounts	ICI Annual Report and Accounts 2005 115b

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Employee	Share-based	Foreign		Goodwill		Dividends
	benefits	payments	exchange

	(a )	(b )	(c(i	))	(d	)	(e	)
	£m	£m	£m		£m		£m

Revenue

Operating costs	65	(6)			35

Other operating income

Profit less losses on disposal of fixed assets

Operating profit (loss)	65	(6)			35

Profits less losses on sale of operations

Profit less losses on disposal of fixed assets

Share of profits less losses of associates

Interest expense			(12)

Interest income			13

Post-retirement benefit finance:

Interest costs	(447)

Expected return on assets	414

Foreign exchange gains on debt previously
hedging goodwill written off to reserves

	(33)		1

Profit before taxation	32	(6)	1		35

Income tax expense	23	2	–		–

Net profit	55	(4)	1		35

Attributable to equity holders of the parent	54	(4)	1		35

Attributable to minority interests	1	–	–		–

Dividends							86

Profit retained for year	54	(4)	1		35		86

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

a) Employee benefits

Under UK GAAP, the Group measured pension commitments and other related benefits in accordance with SSAP 24 Accounting for Pension Costs. Additional disclosures were given in accordance with FRS 17 Retirement Benefits. Under IFRS, the Group measures pension commitments and other related benefits in accordance with IAS 19 Employee Benefits. IAS 19 is similar to FRS 17 in that it adopts a balance sheet approach, bringing the deficit/surplus of the pension/other post-retirement benefit schemes onto the balance sheet.

However, FRS 17 requires all actuarial gains and losses to be recognised directly in reserves, whereas IAS 19 also includes an alternative option allowing actuarial gains and losses to be held on the balance sheet and released to the income statement over a period of time. ICI has elected not to adopt this alternative option and therefore is accounting for post-retirement benefits in a manner consistent with FRS 17.

Rather than showing solely an operating charge in the income statement, as was the case under SSAP 24, under IAS 19 a net financing expense is also recognised. The net finance expense relates to the unwinding of the discount applied to the liabilities of the post-retirement benefit schemes offset by the expected return on the assets of the schemes.

Under UK GAAP, the liability/asset on the balance sheet represented the timing differences between the SSAP 24 charge and the payments made to the pension and post-retirement healthcare schemes. Under IFRS, the liability/asset on the balance sheet represents the deficit/surplus on pension and post-retirement healthcare schemes. This balance encompasses all assets/liabilities arising from defined benefit schemes.

b) Share-based payments

The Group operates a range of share-based incentive schemes (both awards of options and awards of shares) that are impacted by IFRS 2 Share-based payments. Previously under UK GAAP an expense was only recognised for the awards of shares and this expense was calculated based on the intrinsic value (the difference between the exercise price and the market value at date of the award). For all other schemes, the intrinsic value was nil. Under IFRS, an expense is recognised in the income statement for all share-based payments (both awards of options and awards of shares). This expense has been calculated based on the fair value at the date of the award using the Black-Scholes option pricing model.

Under UK GAAP, a liability has been recognised for schemes where shares are awarded based on the intrinsic value of the awards. Under IFRS, the balance sheet entry is based on the fair value of all awards (awards of shares and options) and results in either a credit to liabilities for cash settled awards or a credit to equity for equity settled awards. Substantially all ICI schemes are equity settled.

116 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Joint		Business	Reclassifications	Adjustments before
	ventures		combinations		special items and
					discontinued
	(f	)	(g(i ))	(h(i ))	operations
	£m		£m	£m	£m

Revenue	8			–	8

Operating costs	(8)			–	86

Other operating income					–

Profit less losses on disposal of fixed assets

Operating profit (loss)	–			–	94

Profits less losses on sale of operations				–

Profit less losses on disposal of fixed assets				–

Share of profits less losses of associates				(2)	(2)

Interest expense				–	(12)

Interest income				–	13

Post-retirement benefit finance:

Interest costs				–	(447)

Expected return on assets				–	414

Foreign exchange gains on debt previously
hedging goodwill written off to reserves				–

				–	(32)

Profit before taxation	–		–	(2)	60

Income tax expense	–		(4)	2	23

Net profit	–		(4)	–	83

Attributable to equity holders of the parent	–		(4)	–	82

Attributable to minority interests	–		–	–	1

Dividends					86

Profit retained for year	–		(4)	–	168

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

Accounts	ICI Annual Report and Accounts 2005 117a

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Foreign		Business		Reclassifications	Total
	exchange		combinations			adjustments

	(c(ii	))	(g(ii	))	(h(ii ))
	£m		£m		£m	£m

Revenue					–	8

Operating costs					–	86

Other operating income						–

Profit less losses on disposal of fixed assets					(1)	(1)

Operating profit (loss)			–		(1)	93

Profits less losses on sale of operations			172		–	172

Profit less losses on disposal of fixed assets					1	1

Share of profits less losses of associates					–	(2)

Interest expense					–	(12)

Interest income					–	13

Post-retirement benefit finance:

Interest costs					–	(447)

Expected return on assets					–	414

Foreign exchange gains on debt previously
hedging goodwill written off to reserves	15				–	15

	15				–	(17)

Profit before taxation	15		172		–	247

Income tax expense	(5)		–		–	18

Net profit	10		172		–	265

Attributable to equity holders of the parent	10		172		–	264

Attributable to minority interests	–		–		–	1

Dividends						86

Profit retained for year	10		172		–	350

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

c) Foreign exchange

i) Intercompany funding arrangements
The Group has a range of intercompany funding arrangements in place in order to optimise the sourcing of finance for the Group and optimise the funding of its subsidiaries. Under both UK GAAP and IFRS, foreign exchange gains (losses) on intergroup loans are recognised in the income statement, unless the loans can be designated as part of the Group’s investment in its foreign operations, when the exchange gains (losses) can then be recognised in reserves. However, IFRS is more specific in determining which loans can be designated as part of the Group’s investment in its foreign operations, in particular excluding intergroup loans that are not denominated in the functional currency of either the lender or the borrower.

ii) Net investment hedge
In addition to the above, the Group partially hedges its net investment in foreign subsidiaries by denominating external debt in a mix of foreign currencies. Under UK GAAP, the goodwill (approaching £4bn) which was offset against reserves was included as an asset in this hedge calculation. Under IFRS, goodwill in reserves is not designated as an asset and therefore cannot be used in the hedging calculation. There is no effect on the balance sheet as a result of changes to the treatment of foreign exchange under IFRS.

d) Goodwill

UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS, goodwill is no longer amortised but frozen at the UK GAAP carrying value on transition and tested annually for impairment. Negative goodwill cannot be recognised as an asset on the balance sheet and should be recognised in the income statement as it arises. Any negative goodwill held on the balance sheet at the transition date was released to reserves.

Accounts	ICI Annual Report and Accounts 2005 117b

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

e) Dividends

Under UK GAAP, the practice was to recognise dividends in the profit and loss account in the period to which they relate, whereas under IFRS the dividend is recognised directly in equity in the period in which it is declared. As a consequence of this, the dividend creditor is also not recognised until the dividend is declared.

f) Joint ventures

Under UK GAAP the equity method of consolidation was used, whereby ICI’s share of the joint ventures’ operating results was included in one line in the profit and loss account, with the related tax being included in the Group taxation on profit on ordinary activities. Under IFRS, joint ventures can be recognised using either the proportionate consolidation method or the equity method of accounting. ICI has adopted the proportionate consolidation method under IFRS, whereby ICI’s share of the joint ventures’ net assets and results is recognised on a line-by-line basis. This has resulted in adjustments to key lines in the income statement, although net profit (loss) is unchanged.

g) Business combinations

i) Profit (loss) on disposal
Under UK GAAP, goodwill that was previously held in reserves was recycled and included within the profit (loss) on disposal calculation. Under IFRS, any goodwill held in reserves is not recycled on disposal.

Also, on disposal of an operation under IFRS, ICI will transfer the cumulative amount of exchange differences recognised in equity since the transition date to the income statement as part of the profit and loss on disposal. Under UK GAAP these cumulative exchange differences remained in reserves.

ii) Post-retirement benefits
Under IFRS, a post-retirement benefit liability was recognised in relation to Quest Food Ingredients on transition. This liability was included in the disposal of Quest Food Ingredients during the year.

iii) Taxation
IFRS applies different criteria for the recognition of deferred tax in relation to internal restructuring.

h) Reclassifications

i) Share of profits less disposals of associates
Under IFRS, the share of net profits less losses of associates is shown as a single line item post-tax below operating profit. Therefore, ICI’s share of taxation on the profits less losses of associates has been reclassified from taxation on profit on ordinary activities to share of profits less losses of associates.

ii) Share of profits less losses on disposal of fixed assets
Under UK GAAP, ICI has shown profits less losses on disposal of fixed assets separately below operating profit. Under IFRS this item has been reclassified as a component of operating profit.

iii) Balance sheet reclassifications
IFRS replaces the term “cash” with “cash and cash equivalents”, where cash equivalents are defined as short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. They usually have a maturity date less than three months from acquisition. These were included in current asset investments under UK GAAP.

IFRS states that provisions expected to be settled within one year of the balance sheet date should be classified as current liabilities. This has resulted in a reclassification from non-current liabilities to current liabilities.

IFRS requires computer software that is not an integral part of the hardware to be treated as an intangible asset. Under UK GAAP, Group policy was to categorise all capitalised software as tangible assets. This has also resulted in a balance sheet reclassification.

Under UK GAAP, the net deferred tax liability is shown within provisions and the current tax liability is shown within trade creditors and other payables. Under IFRS, the deferred tax asset and deferred tax liability and the current tax liability are all shown separately on the face of the balance sheet.

118 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

Reconciliation of equity by component

as at 1 January 2004
	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account		and other	of the
				reserves	parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933		(1,674)	450	69	519

IFRS adjustments:

Employee benefits				(1,161)	(1,161)	(1)	(1,162)

Dividends				42	42	–	42

Share-based payments				5	5	–	5

Goodwill movement				1	1	–	1

Business combinations				23	23	–	23

IFRS	1,191	933		(2,764)	(640)	68	(572)

as at 31 December 2004

	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account		and other	of the
				reserves	parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933		(1,403)	721	87	808

IFRS adjustments:

Opening equity adjustments				(1,090)	(1,090)	(1)	(1,091)

Total recognised income
and expense			(31)	296	265	(1)	264

Dividends				(82)	(82)	–	(82)

Goodwill movement				(154)	(154)	–	(154)

Share-based payments				8	8	–	8

IFRS	1,191	933	(31)	(2,425)	(332)	85	(247)

Under IFRS, the shareholders’ funds of the Group were a net deficit of £247m at 31 December 2004. This is primarily a result of the deficits on the pension and post-retirement healthcare schemes being recognised on the balance sheet.

Accounts	ICI Annual Report and Accounts 2005 119

Back to Contents

Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Group cash flow statement for the year ended 31 December 2004

	UK GAAP	IFRS	IFRS
		adjustments
	£m	£m	£m

Cash flows from operating activities

Profit before tax	359	247	606

Adjusted for:

Net finance expense	86	32	118

Depreciation and amortisation	204	(35)	169

Post-retirement benefit charges		63	63

Special items	3	(187)	(184)

Taxation on associates	–	2	2

Movement in working capital	–	13	13

ICI UK Pension Fund prepayment movement	(10)	10

Outflows relating to special items in operating profit†	(81)	–	(81)

Post-retirement benefit payments		(151)	(151)

Interest paid	(153)	–	(153)

Interest received	87	–	87

Tax paid excluding tax on disposal of businesses	(43)	–	(43)

Dividends paid to equity holders of the parent	(82)	–	(82)

Dividends paid to minority interests	(13)	–	(13)

Other items	(30)	6	(24)

Net cash inflow from operating activities	327	–	327

Cash flows from investing activities

Purchase of property, plant and equipment	(158)	–	(158)

Proceeds from sale of property, plant and equipment	8	–	8

Purchase of businesses, net of cash acquired	(4)	–	(4)

Net proceeds from disposal of businesses	279	–	279

Payment in respect of disposals prior to 2004ø	(95)	–	(95)

Tax on disposal of businesses	(1)	–	(1)

Net cash inflow from investing activities	29	–	29

Cash flows from financing activities

Decrease (increase) in current asset investments	225	(263)	(38)

Increase in long-term loans	12	–	12

Repayment of long-term loans	(521)	–	(521)

Net increase in short-term borrowings	84	–	84

Other financing cash flows	(1)	–	(1)

Net cash (outflow) from financing activities	(201)	(263)	(464)

Cash and cash equivalents at beginning of period	243	345	588

Net cash inflow (outflow) from all activities	155	(263)	(108)

Movement arising on foreign currency translation	(12)	1	(11)

Cash and cash equivalents at end of period	386	83	469

† Includes payments against restructuring provisions.
ø Includes investments in Ineos Chlor.

The move from UK GAAP to IFRS does not change the net cash flow of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement.

IFRS replaces the term “cash” with “cash and cash equivalents”, where cash equivalents are defined as short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. They usually have a maturity date less than three months from acquisition. In the cash flow under IFRS, overdrafts are also shown within cash and cash equivalents whereas they are included within short-term borrowings under UK GAAP. In the balance sheet, overdrafts are shown in current liabilities under both UK GAAP and IFRS.

120 ICI Annual Report and Accounts 2005	Accounts

Back to Contents
36 Differences between IFRS and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with adopted IFRS. As explained in the basis of preparation, ICI has taken the exemption allowed by the US Securities and Exchange Commission (US SEC) from the provision of a second year of comparative information for companies adopting IFRS for the first time in 2005. The significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) for the years ended 31 December 2005 and 2004 that affect the Group’s net income and shareholders’ equity are set out below:

(a) Accounting for pension costs
There are a number of significant differences between IFRS under IAS 19 and US GAAP in accounting for pension costs that have a particular impact on ICI:

(i) Under IAS 19, the Group has taken the option to recognise actuarial gains and losses in full through the statement of Group recognised income and expense in the period in which they are incurred. Under SFAS No. 87 Employers’ Accounting for Pensions the Group recognises actuarial gains and losses over the remaining average service life of employees.

(ii) IAS 19 requires past service costs to be recognised immediately if they are already fully vested, or on a straight-line basis over the period until the extra benefits are vested if they do not vest immediately. SFAS No. 87 requires prior service costs to be recognised over the expected remaining service lives of the participants or in certain circumstances their remaining lives, even if the benefits are already fully vested. This also applies to negative past service costs.

(iii) SFAS No. 87 stipulates a minimum level of recognition of pension scheme liabilities calculated by reference to the accumulated benefit obligation, which has no equivalent in IAS 19. If the accumulated benefit obligation is greater than the value of the pension scheme assets, a minimum liability is reflected in the balance sheet reflecting the unfunded accumulated pension liability. An equal amount is recognised as an intangible asset up to the amount of the unrecognised prior service cost and thereafter directly in other comprehensive income.

Additional post-retirement benefit disclosures are provided under US GAAP in accordance with SFAS No. 132(R).

(b) Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles
The accounting policy for goodwill is similar between IFRS and US GAAP, with goodwill arising on acquisitions capitalised and reviewed for impairment annually and whenever indicators of impairment arise. The methodology for testing impairment differs between IFRS and US GAAP. However, due to the historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles, relating mainly to amounts capitalised and amounts amortised, the Group has recognised significantly more goodwill on the balance sheet under US GAAP compared to IFRS. As a result, disposals of goodwill, any impairments and exchange on retranslation of goodwill may vary between IFRS and US GAAP.

(c) Capitalisation of interest
Capitalisation of borrowing costs is not required under IAS 23 Borrowing Costs and the Group expenses all borrowing costs as incurred. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities
There are three significant differences between IFRS and US GAAP in accounting for derivative instruments and hedging activities that have a particular impact on ICI.

(i)	Upon adopting IAS 39, ICI applied hedge accounting for interest rate swaps and related debt, therefore both the derivative and the debt were brought onto the opening balance sheet at fair value. The Group therefore has an opening balance sheet adjustment in the US GAAP balance sheet to reverse the impact of bringing the debt onto the IFRS balance sheet at fair value. This adjustment will reverse as the debt in existence on transition matures. As hedge accounting has been applied under SFAS 133 from 1 January 2005, fair value movements on the debt can be recorded in the income statement, as under IFRS.

(ii)	Under IFRS, goodwill in reserves is not designated as an asset, and hence cannot be used in the calculation of the net investment hedge. Therefore exchange is taken to the income statement on retranslation of the part of the debt that does not act as a hedge. However, under US GAAP, this goodwill is on balance sheet and therefore can be used in the calculation of the investment hedge. In the US GAAP reconciliation, the Group reverses the amount taken to the Income Statement and recognises this in reserves (to the extent that a hedging relationship exists).

(iii)	Under US GAAP, the forward contracts in place to purchase shares in order to service share option grants are marked to current market value where the market value is below the contracted purchase price. Under IFRS, the total liability is recognised on the balance sheet.

(e) Restructuring costs
The Group has historically incurred various restructuring costs that have primarily comprised costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under IFRS, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it’s expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i)	Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94-3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

Accounts	ICI Annual Report and Accounts 2005 121

Back to Contents

Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

(iii)	Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognised as a liability in accordance with EITF 94-3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit.

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognised when the liability is irrevocably incurred.

(iv)	Under IFRS, assets to be abandoned are written down to the higher of net realisable value and value in use. Under USGAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s (or asset groups) carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life.

(f) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are taken to net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or loss on disposal, they were reset to zero at transition to IFRS on 1 January 2004.

(g) Discontinued operations
Under IFRS, a discontinued operation is a component of an entity that has either been disposed of, or is held for sale; where a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes. IFRS further states that such a component of the entity must either represent a separate major line of business or geographical area of operation or is part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operation, or is a subsidiary acquired exclusively with a view to resale. A list of businesses which have been treated as discontinued operations under IFRS is included in note 1.

Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets a discontinued operation is also defined as a component of an entity that has been disposed of or held for sale, where the component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. However, US GAAP does not require the component to represent a separate major line of business or geographical area of operations or be part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. SFAS No.144 also requires that the results of operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity following the disposal and the entity will not have any significant ongoing involvement in the operations of the component after the disposal.

Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and therefore, was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business that completed on 7 February 2005 is treated as continuing under US GAAP as Vinamul will continue to be a supplier to National Starch and the cash flows of Vinamul will not be eliminated from the ongoing operations of National Starch following the disposal transaction.

Accordingly, under US GAAP, the results of the Quest Food Ingredients operations and the gain on the disposal are classified within discontinued operations. In 2004, Quest Food Ingredients sales were £50m and the pre-tax profit £7m. Under IFRS, the profit on sale in 2004 amounted to £145m. Under US GAAP, goodwill in respect of this business was included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP was £163m. Quest Food Ingredients also had additional post-retirement benefit liabilities under IFRS of £19m arising due to measurement differences, which were included in the calculation of profit on sale. Quest Food Ingredients also had an intangible asset of £7m under US GAAP that was not recognised under IFRS. US GAAP also requires the cumulative translation differences of £3m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m and the adjustments totalling £184m have been included in the US GAAP reconciliation under the headings to which they relate.

The disposal of the Vinamul Polymers business completed in the first quarter of 2005. Sales for the business in 2005 and 2004 were £15m and £163m respectively. Under IFRS the pre-tax profit for 2005 was £nil (2004 £12m). A loss of £57m was recognised under US GAAP in 2004 on initial write-down of the business to fair value, under the heading “Disposal of business”.

Under IFRS, neither the disposal of Quest Food Ingredients or National Starch Vinamul Polymers business represented a separate major line of business or geographical area of operations or were part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. As a result, they were both classified as continuing under IFRS.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business as a discontinued operation. Under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos-Chlor business, the entity could not be deconsolidated. On 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to the Ineos Group of £55m. As a result, ICI wrote-off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the IFRS results for this transaction. Under US GAAP, the results of the operation of Ineos Chlor up to the date of disposal, and the loss on disposal of £5m are included within continuing operations in 2004.

(i) Taxation
The adjustment in respect of taxation relates to the deferred tax effect of US GAAP adjustments and to the application of different recognition criteria for the benefit of an uncertain tax exposure. In respect of the latter, under US GAAP, a benefit of £38m, recorded in 2005 under IFRS, has been deferred until 2006 as final confirmation was only received after the balance sheet date.

122 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

36 Differences between IFRS and US accounting principles (continued)

(j) Guarantor’s Accounting and Disclosure Requirements for Guarantees
FIN No. 45 Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and no guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

Note 32 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No.45, including those disclosed in note 32, with terms ranging between 1 to 13 years, amounted to £486m at 31 December 2005 (2004 £636m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £162m (2004 £150m).

(k) Discounted provisions
Under SOP 96-1, a provision can only be discounted if the aggregate amount of the liability and the timing of the future cash flow are fixed or determinably reliable. Under IFRS, the Group holds discounted provisions relating to environmental and legacy items associated with businesses disposed of the liability and timing of the future cash flows of some of these provisions is not fixed or determinably reliable. The liability and timing of the future cash flows of some of these provisions is not fixed or determinably reliable. As these discounts are unwound under IFRS, a financing cost is charged to interest in the Income Statement.

(l) New US Accounting Standards not yet implemented
SFAS No. 154 Accounting Changes and Error Corrections
(a replacement of APB Opinion No. 20 and FASB Statement No 3). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The four main areas of accounting that this standard applies to are as follows: (a) changes in accounting principles; (b) changes in accounting estimates; (c) changes in reporting entities; and (d) corrections of errors in previously issued financial statements. This is designed to converge with IFRS. The Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

Accounts	ICI Annual Report and Accounts 2005 123

Back to Contents

Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of IFRS:

		2005	2004
	notes	£m	£m

Net income (loss) after special items attributable to equity holders of the parent – IFRS		390	474

Continuing operations		390	488

Discontinued operations		–	(14)

Adjustments to conform with US GAAP

Post-retirement expense		(176)	(75)

Purchase accounting adjustments

Goodwill	(iv)	(2)	(162)

Other intangibles	(i)	(29)	(36)

Disposals and other adjustments

Disposal of businesses		(12)	(53)

Discounted provisions	(ii)	16	(14)

Capitalisation of interest	(iii)	(2)	(4)

Derivative instruments and hedging activities

Mark to market of derivatives	(v)	25	(12)

Net investment hedge	(v)	(2)	(15)

Restructuring costs	(vi)	3	(47)

Others		(6)	–

Tax effect of US GAAP adjustments		3	49

Total US GAAP adjustments		(182)	(369)

Net income (loss) attributable to equity holders of the parent – US GAAP		208	105

Continuing operations		206	129

Discontinued operations		2	(24)

		pence	pence

Basic earnings (loss) per Ordinary Share in accordance with US GAAP		17.6	8.9

Continuing operations		17.4	10.9

Discontinued operations		0.2	(2.0)

Diluted earnings (loss) per Ordinary Share in accordance with US GAAP		17.5	8.9

Continuing operations		17.3	10.9

Discontinued operations		0.2	(2.0)

For US GAAP purposes, the segmentation follows that of IFRS. Adjustments have been made between Continuing and Discontinued operations so that the disclosure under US GAAP satisfies SFAS No. 144. For the purposes of segmental disclosures under IFRS, reference should be made to page 66 where there is a description of each class of business.

Under US GAAP, sales and cost of sales/administrative expenses as reported under IFRS are reduced by £26m (2004 £32m); on application of EITF 01-09, which requires that certain advertising co-operative allowances paid to customers are deducted from sales.

124 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

36 Differences between IFRS and US accounting principles (continued)

		2005	2004
	notes	£m	£m

Shareholders’ equity, as shown in the Group balance sheet – IFRS		(613)	(332)

Adjustments to conform with US GAAP

Intangible assets

Post-retirement benefit costs	(vii)	7	17

Purchase accounting adjustments	(i), (iv)	2,456	2,435

Disposal accounting adjustments		–	(58)

Tangible assets

Capitalisation of interest	(iii)	25	27

Other assets		(3)	(4)

Deferred tax asset and tax effect of US GAAP adjustments		(49)	(54)

Financial liabilities	(v)	98	24

Provisions

Restructuring	(vi)	3	–

Discounted provisions	(ii)	(22)	(38)

Post-retirement benefit liability	(vii)	173	303

Other liabilities		(7)	(4)

Deferred tax liability and tax effect of US GAAP adjustments		(58)	(37)

Total US GAAP adjustments		2,623	2,611

Shareholders’ equity – US GAAP		2,010	2,279

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of Group recognised income and expense, in note 26 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 126 to 129.

Statement of Group cash flow: Basis of preparation
The Statement of Group cash flow is prepared in accordance with IAS 7 Cash Flow Statements, the objective and presentation of which is similar to that set out in the US Standard SFAS No. 95 Statements of Cash Flows. The two statements differ, however, in their definitions of cash and cash equivalents with overdrafts being included under IFRS and excluded under US GAAP.

Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2004 and 2005 and the movements during the years ending on those dates were as follows:
	2005	2004
	£m	£m

Cash and cash equivalents – IFRS	516	469

Overdrafts	6	8

Cash and cash equivalents – US GAAP	522	477

Change in the balance of cash and cash equivalents

At beginning of year	477	592

Exchange adjustments	19	(8)

Cash inflow (outflow) during year	29	(103)

Acquisitions and disposals	(3)	(4)

At end of year	522	477

Notes relating to the differences between IFRS and US accounting principles:

(i) Other intangible assets
At 31 December 2005, the Group had intangible assets other than goodwill with a gross carrying amount of £270m less accumulated amortisation of £230m under US GAAP. The charge of £29m (2004 £36m) relating to other intangible assets is due to an amortisation charge of £27m (2004 £29m) and loss on disposal of a business of £2m (2004 £7m). The amortisation expense for the five succeeding years is estimated as follows: 2006 £27m, 2007 £13m, 2008 £nil, 2009 £nil and 2010 £nil.

( ii) Discounted provision
The credit of £16m (2004 £13m charge) arising on discounted provisions is due to the reversal of the discount unwind (discount rate used = 4.6%) of £4m (2004 £3m) and a release of £12m (2004 £16m increase). The undiscounted provision recognised under US GAAP at 31 December 2005 of £82m is £22m higher than the discounted provision held under IFRS (2004 £38m higher). The expected payments for the five succeeding years are estimated as follows: 2006 £5m, 2007 £5m, 2008 £4m, 2009 £5m and 2010 £6m.

Accounts	ICI Annual Report and Accounts 2005 125

Back to Contents

Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

Notes relating to the differences between IFRS and US accounting principles (continued)

(iii) Capitalisation of interest
At 31 December 2005, the Group had capitalised interest with a gross carrying amount of £100m less accumulated amortisation of £75m. The charge relating to capitalised interest of £2m (2004 £4m) is the net of additions in the period of £3m (2004 £1m) offset by an amortisation charge of £5m (2004 £5m).

(iv) Goodwill balance under US GAAP

	National	Quest	Paints	Regional	Total
	Starch			and
				Industrial
	£m	£m	£m	£m	£m

At beginning of 2005	1,778	547	486	16	2,827

Additions	8	–	5	–	13

Disposals	(2)	–	–	–	(2)

Exchange adjustments	92	22	18	2	134

At end of 2005	1,876	569	509	18	2,972

At beginning of 2004	1,915	736	504	18	3,173

Additions	–	–	1	–	1

Disposals	(57)	(163)	–	–	(220)

Exchange adjustments	(80)	(26)	(19)	(2)	(127)

At end of 2004	1,778	547	486	16	2,827

Included above is goodwill with a net book value of £556m (2004 £516m) also recognised under IFRS.

(v) Derivative instruments and hedging activities
The charge of £2m (2004 £15m charge) is the reversal of the exchange gain recognised under IFRS on the part of the debt that cannot be hedged. This is recognised directly in reserves under US GAAP, but in the income statement under IFRS. The credit of £25m (2004 £12m charge) relating to the mark-to-market of derivatives is the adjustment reflecting the movement in the employee share ownership plan (ESOP) forward contracts to purchase own shares that are “out of the money”. Derivative instruments of £98m (2004 £24m) under IFRS are not recognised on the balance sheet under US GAAP.

(vi) Restructuring costs
The credit of £3m (2004 £47m charge) relating to restructuring arises from the difference in recognition of asset impairments. This has resulted in a lower restructuring provision under US GAAP of £3m.

(vii) Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the financial information relating to pensions and other post-retirement benefits has been presented in accordance with the requirements of SFAS No. 87 Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 112 Employers’ Accounting for Post-employment Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132(R) Employers’ Disclosures about Pensions and Other Post-retirement Benefits. Prior to 2005, this information was based on the Group’s major defined benefit schemes. As a result of the transition from UK GAAP to IFRS, and to provide a more complete presentation, the Group collected information on all the Group’s defined benefit schemes worldwide from 1 January 2004 under IFRS. This extended data population has been included under US GAAP from 1 January 2005.

126 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

36  Differences between IFRS and US accounting principles (continued)

Notes relating to the difference between IFRS and US accounting principles (continued)

(vii) Pensions and other post-retirement benefits – US GAAP (continued)

Assumptions
Assumed weighted discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s pension plans for SFAS No. 87 purposes are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension		Other
	plans		post-retirement
			plans

	2005	2004	2005	2004
	%	%	%	%

Weighted average assumptions used to determine benefit
obligations at 31 December

Discount rate	4.8	5.3	5.3	5.8

Long-term rate of increase in remuneration	4.2	3.9	3.6	3.3

Weighted average assumptions used to determine net cost for year

Discount rate	5.2	5.4	5.5	6.2

Expected long-term rate of return on assets	5.8	5.9

Long-term rate increase in remuneration	4.2	3.9

Assumed healthcare cost trend rates at 31 December

Healthcare cost trend rate assumed for next year			9.0	9.7

Rate that cost trend gradually declines to			4.50	4.25

Year that rate reaches the rate it is assumed to remain at			2011	2010

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans, comprised:

	Pension		Other
	plans		post-retirement
			plans

	2005	2004	2005	2004
	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	62	73	5	3

Interest cost	440	432	11	12

Expected return on plan assets for period	(413)	(421)	–	–

Amortisation of prior service cost	(1)	7	(2)	(1)

Amortisation of unrecognised transition obligation	–	1	–	–

Amortisation of net actuarial loss (gain)	68	39	2	2

Recognised on termination/curtailment/settlement benefits	(2)	(6)	–	(2)

Net periodic benefit cost	154	125	16	14

There are no charges in 2004 or 2005 for contractual terminations included in net periodic benefit costs, which are included within the relevant IFRS statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost rates by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2005 by £7m (2004 £12m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2005 by £1m (2004 £1m).

Other comprehensive income
	2005	2004
	£m	£m

Amounts included in other comprehensive income (arising from change in additional minimum pension liability recognised)	488	9

Taxation	(26)	(6)

	462	3

Accounts	ICI Annual Report and Accounts 2005 127

Back to Contents

Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

(vii) Pensions and other post-retirement benefits – US GAAP (continued)

Obligations and funded status
The funded status of the Group’s post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension plans		Other
	at 31 December		post-retirement plans
			at 31 December

	2005	2004	2005	2004
	£m	£m	£m	£m

Change in benefit obligations

Benefit obligation at beginning of year – major plans	8,363	8,186	215	198

Increase in reported population – minor plans recognised at 1 January 2005	206		37

	8,569	8,186	252	198

Service cost	62	73	5	3

Interest cost	440	432	11	12

Participants’ contributions	4	4	–	–

Plan amendments	(23)	(1)	(63)	(3)

Actuarial loss (gain)	1,130	274	(10)	34

Divestitures	(13)	(19)	(1)	–

Curtailments	–	–	(12)	–

Settlements	(23)	(21)	–	(3)

Business combinations	–	2	–	–

Benefit payments	(541)	(521)	(13)	(13)

Population change	–	–	–	–

Exchange	75	(46)	33	(13)

Benefit obligation at end of year	9,680	8,363	202	215

Change in plan assets

Fair value of plan assets at beginning of year – major plans	7,564	7,343	5	6

Increase in reported population – minor plans recognised at 1 January 2005	82		–

	7,646	7,343	5	6

Actual return on plan assets	908	639	–	–

Business combinations	–	2	–	–

Divestitures	(8)	(11)	–	–

Settlements	(15)	(14)	–	–

Employer’s contributions	152	153	13	12

Participants’ contributions	4	4	–	–

Benefit payments	(541)	(521)	(13)	(13)

Population change	–	–	–	–

Exchange	58	(31)	–	–

Fair value of plan assets at end of year	8,204	7,564	5	5

Funded status

Funded status at end of year	(1,476)	(799)	(197)	(210)

Unrecognised net actuarial loss (gain)	1,343	845	52	54

Unrecognised transition amount	–	8	–	–

Unrecognised prior service cost	(20)	7	(67)	(4)

Net amount recognised	(153)	61	(212)	(160)

Prepaid benefit cost	7	18	–	–

Accrued benefit cost	(1,320)	(639)	(212)	(160)

Intangible assets	7	17	–	–

Accumulated other comprehensive income	1,153	665	–	–

Net amount recognised	(153)	61	(212)	(160)

128 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

36  Differences between IFRS and US accounting principles (continued)

(vii) Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits
	At 31 December

	2005	2004
	£m	£m

Supplementary analysis of pension plans

All plans

Accumulated benefit obligation	9,513	8,189

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	9,666	8,324

Accumulated benefit obligation	9,476	8,151

Fair value of plan assets	8,159	7,517

Asset allocations
	Percentage of fair
	value of plan assets
	at 31 December

	2005	2004

	%	%

Equity securities	18	19

Debt securities	78	76

Other assets	4	5

	100	100

Accounts	ICI Annual Report and Accounts 2005 129

Back to Contents

Notes relating to the Group accounts

37  Critical accounting policies, judgements and estimates

The Group’s main accounting policies affecting its results of operations and financial condition are set out on pages 56 to 59. Judgements and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. Key sources of estimation uncertainty and critical accounting judgements are as follows:

Disposal provisions
As at 31 December 2005, the Group had divestment provisions of £295m. These disposal provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long-term residual obligations such as legacy management, pension administration, environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgement at the time. The provisions are regularly reviewed in the light of the most current information available.

Post-retirement benefits
The Group operates a number of defined benefit retirement plans. The Group’s total obligation in respect of defined benefit plans is calculated by independent, qualified actuaries and updated at least annually and totals £9.9bn. The Group also has plan assets totalling £8.2bn giving a net deficit position of £1.7bn for the Group. The size of the obligation is sensitive to actuarial assumptions. These include demographic assumptions covering mortality and longevity, and economic assumptions covering price and medical costs inflation, benefit and salary increases together with the discount rate used. A 0.1% decrease in the discount rate would increase the obligation by approximately £135m with all other assumptions unchanged. The size of the plan assets is sensitive to asset return levels and the level of contributions from the Company.

Contingent liabilities
The Group is exposed to a variety of events which might result in liabilities arising. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised because either a transfer of economic benefits is not “probable” or the amount cannot be measured with sufficient reliability. In particular, no provision has been made for the allegations regarding ICI’s former Acrylics business, as at this time there is uncertainty as to whether an obligation exists and if it did, how such an obligation could be reliably estimated. Details of the Group’s contingent liabilities are set out in note 32 to the consolidated financial statements.

Taxation
Provisions for tax contingencies require management to make judgements and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in current tax liabilities.

The material tax provisions are discussed below:

Over the past nine years, the Group has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997, the Group has bought and sold businesses worth in excess of £12bn. As a result of this reshaping and of disposals, a number of potential tax exposures have arisen. The Group has a provision of £74m for these exposures. In addition, the Group faces a number of potential transfer pricing issues in jurisdictions around the world. The issues are often complex and can require many years to resolve. The total provision included in the financial statements to cover the various worldwide exposures to transfer pricing issues is £60m.

Additionally, the Group considers its goodwill policy to be critical under US GAAP.

Goodwill
The Group has capitalised goodwill under US GAAP of £3bn at 31 December 2005. Goodwill is required to be tested for impairment at least annually or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine implied fair value. In calculating the implied fair value, significant management judgement is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgements were adopted then different impairment outcomes could result. No impairment resulted from the annual impairment test in 2005. The headroom in the annual impairment test under US GAAP for the Quest reporting unit was £85m (total US GAAP goodwill of £569m at 31 December 2005); a 1% increase in the discount rate applied would have resulted in an impairment.

130 ICI Annual Report and Accounts 2005	Accounts

Back to Contents

38	Reformatted condensed IFRS income statement

The following income statement has been prepared in accordance with Article 12 of Regulation S-X using the Group’s IFRS income statement numbers.

	2005	2004
	£m	£m

Net revenue	5,812	5,609
Operating expenses
Cost of sales	(3,672)	(3,533)
Research and development	(147)	(146)
Sales, general and administrative expenses	(1,456)	(1,432)
Other general income	40	35
Profit on sale of businesses and fixed assets	20	194

Operating income	597	727
Net interest	(107)	(103)
Associate income	3	2

Income from continuing operations before income tax expense	493	626
Income tax expense	(73)	(104)
Minority interest	(30)	(34)

Income from continuing operations	390	488
Discontinued operations	–	(14)

Net income in accordance with IFRS	390	474

Earnings per share	pence	pence

Basic
Continuing operations	32.9	41.2
Discontinued operations	–	(1.1)

Net income in accordance with IFRS	32.9	40.1

Diluted
Continuing operations	32.8	41.2
Discontinued operations	–	(1.1)

Net income in accordance with IFRS	32.8	40.1

The Group’s IFRS income statement for the each of the two years ended December 31, 2005 and December 31, 2004, appears on page 60 under Item 18 “Financial Statements” of this Annual Report on Form 20-F.

130A ICI ANNUAL REPORT AND ACCOUNTS 2005

Back to Contents
39	New US Accounting Standard SFAS No. 123(R) implemented in the period

The Group has adopted SFAS No. 123(R) in 2005 and recognised a charge of £7m for the year ended December 31, 2005. The impact of adopting this standard was insignificant, being less than £1m in the income statement, and consequently this did not have an impact on earnings per share.

The amount recognised in the year ended December 31, 2004 under APB Opinion No. 25 was a charge of £7m. If stock-based compensation had been calculated under the fair value based method in 2004, an amount of £8m would have been recognised.

130B ICI ANNUAL REPORT AND ACCOUNTS 2005

Back to Contents
40	Valuation and qualifying accounts

		Additions charged to:
	Balance at		Other		Balance at
	January 1,	Expenses	accounts	Deductions	December 31,
	£m	£m	£m	£m	£m

2004
Allowance for stocks	45	11		(20)	36
Allowance for doubtful accounts	47	8		(16)	39
Allowance for other investments	101	–	30	(129)	2

	193	19	30	(165)	77

2005
Allowance for stocks	36	23		(23)	36
Allowance for doubtful accounts	39	11		(13)	37
Allowance for other investments	2	–	–	–	2

	77	34	–	(36)	75

130C ICI ANNUAL REPORT AND ACCOUNTS 2005

Back to Contents

41    Remuneration of the Auditor set out in accordance with SEC Regulations

Remuneration of the Auditor for each of the two years ending December 31, 2005 and 2004, set out in accordance with SEC Regulations, was as follows:

	notes	2005	2004
		£m	£m

Audit	(a)	3.6	3.3
Audit-related services	(b)	1.4	1.0
Tax services	(c)	0.5	0.7

Notes

(a)	Expenditure on audit for 2005 and 2004 related principally to the remuneration of the Auditor for the audit of the accounts of the parent company and of the Group and the review of interim financial statements of the Group for 2005 and 2004.

(b)	Expenditure on audit-related services in 2005 related principally to assistance in preparation for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act 2002 and in respect of the audit of the accounts of certain of the Group’s post- retirement employee benefit plans. Expenditure in 2004 related principally to the transition to IFRS reporting and in respect of the audit of the accounts of certain of the Group’s post-retirement employee benefit plans.

(c)	Expenditure on tax services for 2005 comprised compliance services of £0.2m and advisory services of £0.3m. Expenditure on tax services for 2004 comprised compliance services of £0.3m and advisory services of £0.4m.

130D	ICI ANNUAL REPORT AND ACCOUNTS 2005

Back to Contents

Principal subsidiary undertakings
at 31 December 2005

	Class of	Held by ICI		Principal activities in 2005
	capital	%
UNITED KINGDOM
ICI Finance PLC	Ordinary	100	†	Financial services
England

Quest International Flavours and	Ordinary	100	†	Manufacture of flavours and fragrances
Fragrances Limited
England
CONTINENTAL EUROPE
Deutsche ICI GmbH	Ordinary	100	†	Manufacture of paints, adhesives and oleochemicals
Germany

Quest International Nederland BV	Ordinary	100	†	Manufacture of flavours
The Netherlands

Unichema Chemie BV	Ordinary	100	†	Manufacture of specialty oleochemicals and derivatives
The Netherlands
THE AMERICAS
ICI American Holdings Inc	Common	100	†	Holding company
USA

The Glidden Company	Common	100	†	Manufacture of paints
USA

Indopco Inc USA	Common	100	†	Manufacture of adhesives, industrial starches, electronic materials, flavourings, fragrances, oleochemicals, resins and specialty chemicals

ICI Canada Inc	Common	100	†	Manufacture of paints; merchanting of ICI and
Canada				other products

Tintas Coral Ltda	Ordinary	100	†	Manufacture of paints
Brazil
ASIA PACIFIC
ICI India Ltd	Equity*	51		Manufacture of paints, surfactants and adhesives
India
(Accounting date 31 March;
reporting date 31 December)

ICI Pakistan Ltd Pakistan	Ordinary*	76	†	Manufacture of polyester staple fibre, soda ash, paints, specialty chemicals, sodium bicarbonateand polyurethanes; marketing of seeds, toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Ltd	Ordinary*	75	†	Manufacture of pure terephthalic acid
Pakistan

Nippon NSC Ltd Japan	Common	100	†	Manufacture of adhesives and specialty synthetic polymers; merchanting of starch products

National Starch and Chemical	Ordinary	100	†	Manufacture of food and industrial starches
(Thailand) Ltd
Thailand

* Listed
† Held by subsidiaries

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of the principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or net assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

Accounts	ICI Annual Report and Accounts 2005 131

Back to Contents

ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC as amended on May 25, 2005.

4.1	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976, incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.2	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986, incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.3	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988, incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.4	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.5	Letter Agreement between Imperial Chemical Industries PLC and W H Powell dated February 17, 2000, incorporated herein by reference to Exhibit 4.8 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.6	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott dated May 11, 2001, incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.7	Compromise Agreement between Imperial Chemical Industries PLC and Dr B R O’Neill dated May 22, 2003, incorporated herein by reference to Exhibit 4.12 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.8	Compromise Agreement between Imperial Chemical Industries PLC and Mr P J Drechsler dated June 18, 2003, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.9	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated July 1, 2003, incorporated herein by reference to Exhibit 4.16 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.10	Performance Growth Plan (Rules applying to awards made on or after January 1, 2003) dated April 28, 2000, as amended September 24, 2003, incorporated herein by reference to Exhibit 4.11 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.11	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated October 14, 2003, incorporated herein by reference to Exhibit 4.7 to Form 20- F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.12	Service Agreement between Imperial Chemical Industries PLC and David C M Hamill dated October 28, 2003, incorporated herein by reference to Exhibit 4.6 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.13	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated December 15, 2003, incorporated herein by reference to Exhibit 4.17 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.14	Letter of Appointment between Imperial Chemical Industries PLC and Baroness Noakes dated February 6, 2004, incorporated herein by reference to Exhibit 4.16 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

Back to Contents

4.15	A Sale and Purchase Agreement between Imperial Chemical Industries PLC and Kerry Group plc dated March 1, 2004, incorporated herein by reference to Exhibit 4.5 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.16	Rules of the ICI Executive Share Option Plan 2004, dated May 26, 2004, incorporated herein by reference to Exhibit 4.18 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.17	Letter of Appointment between Imperial Chemical Industries PLC and Charles F Knott dated September 2, 2004, incorporated herein by reference to Exhibit 4.19 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.18	Employment Agreement between Quest International Services BV and Charles Knott dated September 2, 2004, incorporated herein by reference to Exhibit 4.20 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.19	Employment Agreement between Quest International (Fragrances, Flavours and Food Ingredients) UK Limited dated September 2, 2004, incorporated herein by reference to Exhibit to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.20	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated October 25, 2004, detailing the write off of all existing indebtedness from Ineos Chlor, incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.21	Sale and Purchase Agreement between Ergon Investments UK Limited and Celanese Americas Corporation dated November 23, 2004, incorporated herein by reference to Exhibit to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.22	Employment Agreement between Imperial Chemical Industries PLC and Alan Brown dated November 2, 2005.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

12.1	Rule 13a-14(a) Certification of John D G McAdam.

12.2	Rule 13a-14(a) Certification of Alan Brown.

13.1	Rule 13a-14(b) Certification of John D G McAdam and Alan Brown.

14.1	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s report on Form 6-K dated March 14, 2006, which contains its Annual Report and Accounts 2005, is attached as an Exhibit hereto.

14.2	Consent of KPMG Audit Plc.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

IMPERIAL CHEMICAL INDUSTRIES PLC
By:	/s/ Andy Ransom
Andy Ransom
Company Secretary

London, England

March 30, 2006

Back to Contents

EXHIBIT INDEX

1.1	Memorandum and Articles of Association of Imperial Chemical Industries PLC as amended on May 25, 2005.

4.1	Employment Agreement (Technical) between National Starch and Chemical Corporation and William H. Powell dated August 11, 1976, incorporated herein by reference to Exhibit 4.15 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.2	Employment Agreement (Non-Sales) between National Starch and Chemical Corporation and William H. Powell dated June 24, 1986, incorporated herein by reference to Exhibit 4.14 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.3	Supplementary Retirement and Savings Plan of National Starch and Chemical Corporation, as amended December 23, 1988, incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.4	Letter Agreement between National Starch and Chemical Company and W. H. Powell dated October 21, 1997, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 13, 2001.

4.5	Letter Agreement between Imperial Chemical Industries PLC and W H Powell dated February 17, 2000, incorporated herein by reference to Exhibit 4.8 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.6	Service Agreement between Imperial Chemical Industries PLC and Timothy A. Scott dated May 11, 2001, incorporated herein by reference to Exhibit 10.2 to Form 6-K filed by Imperial Chemical Industries PLC on February 4, 2002.

4.7	Compromise Agreement between Imperial Chemical Industries PLC and Dr B R O’Neill dated May 22, 2003, incorporated herein by reference to Exhibit 4.12 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.8	Compromise Agreement between Imperial Chemical Industries PLC and Mr P J Drechsler dated June 18, 2003, incorporated herein by reference to Exhibit 4.13 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.9	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated July 1, 2003, incorporated herein by reference to Exhibit 4.16 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.10	Performance Growth Plan (Rules applying to awards made on or after January 1, 2003) dated April 28, 2000, as amended September 24, 2003, incorporated herein by reference to Exhibit 4.11 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.11	Agreement for Services between Imperial Chemical Industries PLC and John David Gibson McAdam dated October 14, 2003, incorporated herein by reference to Exhibit 4.7 to Form 20- F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.12	Service Agreement between Imperial Chemical Industries PLC and David C M Hamill dated October 28, 2003, incorporated herein by reference to Exhibit 4.6 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.13	Letter of Engagement between Imperial Chemical Industries PLC and Peter B Ellwood dated December 15, 2003, incorporated herein by reference to Exhibit 4.17 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.14	Letter of Appointment between Imperial Chemical Industries PLC and Baroness Noakes dated February 6, 2004, incorporated herein by reference to Exhibit 4.16 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

Back to Contents

4.15	A Sale and Purchase Agreement between Imperial Chemical Industries PLC and Kerry Group plc dated March 1, 2004, incorporated herein by reference to Exhibit 4.5 to Form 20-F filed by Imperial Chemical Industries PLC on April 6, 2004.

4.16	Rules of the ICI Executive Share Option Plan 2004, dated May 26, 2004, incorporated herein by reference to Exhibit 4.18 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.17	Letter of Appointment between Imperial Chemical Industries PLC and Charles F Knott dated September 2, 2004, incorporated herein by reference to Exhibit 4.19 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.18	Employment Agreement between Quest International Services BV and Charles Knott dated September 2, 2004, incorporated herein by reference to Exhibit 4.20 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.19	Employment Agreement between Quest International (Fragrances, Flavours and Food Ingredients) UK Limited dated September 2, 2004, incorporated herein by reference to Exhibit 4.21 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.20	An agreement among Imperial Chemical Industries PLC, Imperial Chemical Industries Chemicals and Polymers Limited, Ineos Chlor Holdings Limited and Ineos Chlor Limited dated October 25, 2004, detailing the write off of all existing indebtedness from Ineos Chlor, incorporated herein by reference to Exhibit 4.22 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.21	Sale and Purchase Agreement between Ergon Investments UK Limited and Celanese Americas Corporation dated November 23, 2004, incorporated herein by reference to Exhibit 4.23 to Form 20-F filed by Imperial Chemical Industries PLC on April 4, 2005.

4.22	Employment Agreement between Imperial Chemical Industries PLC and Alan Brown dated November 2, 2005.

7.1	Statement explaining calculation of ratio of earnings to fixed charges – continuing operations.

8.1	List of significant subsidiaries.

12.1	Rule 13a-14(a) Certification of John D G McAdam.

12.2	Rule 13a-14(a) Certification of Alan Brown.

13.1	Rule 13a-14(b) Certification of John D G McAdam and Alan Brown.

14.1	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company’s report on Form 6-K dated March 14, 2006, which contains its Annual Report and Accounts 2005, is attached as an Exhibit hereto.

14.2	Consent of KPMG Audit Plc.